Exhibit 99.1
TARRAGON CORPORATION
                , 2007
To Our Stockholders:
The board of directors of Tarragon Corporation has approved a spin-off that would result in Tarragon becoming two independent, publicly traded companies:
•	Tarragon Homes Corporation will develop, renovate, build and market homes in high-density, urban locations and in master-planned communities; and

•	Sage Residential, Inc. will own and operate residential and commercial rental properties and will expand its real estate services business, which includes multifamily property management, condominium management and related services.
The separation of these businesses will be accomplished through a pro rata distribution of 100% of the outstanding shares of Tarragon Homes common stock to Tarragon stockholders on the record date for the distribution. As a result of the distribution, each Tarragon stockholder will receive one share of Tarragon Homes common stock for each share of Tarragon common stock owned on the record date for the distribution. Immediately following the distribution, Tarragon will change its name to Sage Residential, Inc. and effect a one-for- reverse stock split.

We presently expect to complete the distribution on , 2007.

Tarragon’s board of directors has unanimously approved and is seeking your approval of the distribution as a holder of Tarragon common stock. We believe that the distribution will provide both the Tarragon Homes business and the Sage business with direct and differentiated access to financing and the capital markets, allow each company to grow through acquisitions appropriate to its business and prospects and provide each company with the opportunity to align management incentives with the performance of its business.

The Tarragon meeting of stockholders will be held at Tarragon’s executive offices located at 423 West 55th Street, 12th Floor, New York, New York 10019, on , , 2007 at , New York City time, to consider and vote upon proposals to approve the distribution and related matters. The vote of each holder of Tarragon common stock is important. Only holders of record of outstanding shares of Tarragon common stock at the close of business on , 2007, the record date for the Tarragon meeting of stockholders, are entitled to notice of, and to vote at, the meeting.

This proxy statement describes the distribution and related matters and contains important information about Tarragon, Tarragon Homes and Sage and each of their respective businesses. We encourage you to read this proxy statement carefully.

This proxy statement is first being mailed to Tarragon stockholders on or about , 2007.

Thank you for your continuing investment and support.

Sincerely,
/s/ WILLIAM S. FRIEDMAN
William S. Friedman
Chairman and Chief Executive Officer Tarragon Corporation

TARRAGON CORPORATION
NOTICE OF MEETING OF STOCKHOLDERS
TO BE HELD ON                 , 2007
To Our Stockholders:
     We will hold a meeting of Tarragon stockholders on                 , 2007, at                 , New York City time, at Tarragon’s executive offices located at 423 West 55th Street, 12th Floor, New York, New York 10019. At the meeting, stockholders will consider and take action on the following matters:
•	a proposal to approve a special dividend, referred to in this proxy statement as the distribution, payable to the holders of the outstanding shares of Tarragon common stock, consisting of all of the outstanding shares of Tarragon Homes common stock, a wholly owned subsidiary of Tarragon, on a pro rata basis, to be completed in accordance with the terms of a distribution agreement entered into between Tarragon and Tarragon Homes;

•	a proposal to approve an amendment to Tarragon’s articles of incorporation, referred to in this proxy statement as the charter amendment, to, immediately following the distribution, change the name of Tarragon to “Sage Residential, Inc.” and effect a reverse stock split of Sage common stock, referred to in this proxy statement as the reverse stock split, whereby shares of Sage common stock will be combined and converted into one share of Sage common stock;

•	a proposal to adopt the Tarragon Homes Corporation Omnibus Plan, or the Tarragon Homes Omnibus Plan, to be effective immediately following the distribution;

•	a proposal to adopt the Sage Residential, Inc. Omnibus Plan, or the Sage New Omnibus Plan, to be effective immediately following the distribution; and

•	any other business that may properly come before the meeting.
     Tarragon’s board of directors has unanimously approved each of the distribution, the charter amendment and reverse stock split and the Tarragon Homes Omnibus Plan and the Sage New Omnibus Plan, or, collectively, the incentive plans, and determined that each is in the best interests of Tarragon and its stockholders. Tarragon’s board of directors unanimously recommends that you vote FOR the proposals related to the distribution, the charter amendment and reverse stock split and the incentive plans.
     Under the terms of the reverse stock split, Tarragon proposes to pay cash to common stockholders in lieu of issuing fractional shares. Under Section 78.2055(4) and Chapter 92A, Sections 92A.300 through 92A.500 of the Nevada Revised Statutes, or the NRS, if you do not consent to the reverse stock split, and if as a result of the reverse stock split you would receive cash in lieu of fractional shares you would otherwise be entitled to receive, you have the right to dissent and instead obtain payment of the fair value of such fractional shares. You will be entitled to such relief as a dissenting stockholder if and only if you comply strictly with all of the procedural and other requirements of Sections 92A.300 through 92A.500 of the NRS. A copy of Sections 92A.300 through 92A.500 is attached to this proxy statement. Your rights as a dissenting stockholder and the procedures to follow and requirements to comply with to exercise those rights are summarized in this proxy statement.

     Only holders of record of outstanding shares of Tarragon common stock at the close of business on                 , 2007 are entitled to notice of, and to vote at, the Tarragon meeting of stockholders. Holders of Tarragon 10% cumulative preferred stock are not entitled to notice of, or to vote at, the special meeting. IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. Please vote by proxy in one of these ways:
•	BY TELEPHONE: Call toll-free 1-800-PROXIES (1-800-776-9437) from any touch-tone telephone and follow the instructions;

•	BY INTERNET: Go to http://www.voteproxy.com and follow the on-screen instructions; or

•	BY MAIL: Mark, sign, date and promptly return your proxy card in the postage-paid envelope provided.
     Signing and returning the proxy card or submitting your proxy by Internet or by telephone does not affect your right to vote in person if you attend the meeting.

By Order of the Board of Directors
/s/ KATHRYN MANSFIELD

Kathryn Mansfield Executive Vice President, Secretary and General Counsel Tarragon Corporation

               , 2007

PROXY STATEMENT

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This proxy statement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, relating to the future results of Tarragon and, after giving effect to the distribution, Tarragon Homes and Sage. These statements are based on the current expectations, estimates, forecasts and projections of Tarragon’s management about the industries in which Tarragon currently operates and beliefs and assumptions that Tarragon’s management has made based on its current knowledge. In addition, other written or oral statements that constitute forward-looking statements may be made by or on behalf of Tarragon. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and variations of such words and similar expressions are intended to identify management’s forward-looking statements. These statements are not guarantees of future performance and involve many risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may be materially different from what is expressed or forecasted in Tarragon’s forward-looking statements. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, or the SEC, Tarragon does not have any intention or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.
     The risks, uncertainties and assumptions that are involved in management’s forward-looking statements include:
•	Tarragon’s substantial indebtedness and high leverage, which could adversely affect Tarragon’s financial health in the event it cannot fulfill its debt service obligations;

•	Tarragon’s ability to generate sufficient cash flow to meet its debt service obligations;

•	the effects of fluctuating interest rates, and the pricing and availability of construction and mortgage financing;

•	an increase in competition for or decrease in demand by home purchasers and tenants;

•	Tarragon’s ability to identify and secure additional apartment properties and sites that meet its criteria for future acquisition or development;

•	construction delays or cost overruns, either of which may increase project development costs;

•	Tarragon’s ability to obtain zoning, occupancy and other required governmental permits and authorizations;

•	opposition from local community or political groups with respect to development or construction at a particular site;

•	the adoption, on the national, state or local level, of more restrictive laws and governmental regulations, including more restrictive zoning, land use or environmental regulations and increased real estate taxes;

•	Tarragon’s ability to sell its older, underperforming properties when necessary for cash flow purposes; and

•	general industry, economic and market conditions, particularly with regard to apartment property occupancy, rental growth rates, prevailing rental rates and competition in the markets where Tarragon’s rental properties are concentrated.
     These factors are representative of the risks, uncertainties and assumptions that could cause actual outcomes and results to differ materially from what is expressed or forecasted in management’s forward-looking statements. In addition, these statements could be affected by local, national and world economic conditions and political events, including global economic slowdowns and fluctuations in interest and currency exchange rates.

     For additional information regarding factors that may affect Tarragon’s, Tarragon Homes’ or Sage’s actual financial condition or results of operations, see the information under the caption “Risks Factors” beginning on page 13.

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QUESTIONS AND ANSWERS ABOUT THE DISTRIBUTION
Q:	What is the distribution?

A:	The distribution is the method by which Tarragon will be separated into two independent, publicly traded companies:
•	Tarragon Homes will develop, renovate, build and market homes in high-density, urban locations and in master-planned communities; and

•	Sage will own and operate residential and commercial rental properties and will expand its real estate services business, which includes multifamily property management, condominium management and related services.
In connection with the distribution, Tarragon will distribute to each holder of Tarragon common stock one share of Tarragon Homes common stock for each share of Tarragon common stock owned on the record date for the distribution. Immediately following the distribution, Tarragon will change its name to “Sage Residential, Inc.” and effect a one-for-         reverse stock split. Following the distribution and the reverse stock split, Tarragon stockholders will own shares of both Tarragon Homes common stock and Sage common stock, which will continue to constitute investments in all of Tarragon’s existing businesses, but such stockholders will own their stock as two separate investments in Tarragon Homes and Sage.
Q:	What is Tarragon Homes?

A:	Tarragon Homes is currently a wholly owned subsidiary of Tarragon. Tarragon Homes will be spun off if the distribution is completed. Tarragon Homes will own and operate the homebuilding business currently operated by Tarragon, concentrating on the following five distinct product types:
•	high- and mid-rise condominiums;

•	townhomes, traditional new developments and low-rise condominiums;

•	development of low- and mid-rise rental apartment communities, primarily in urban infill locations;

•	land development; and

•	conversion of rental apartment communities to condominiums.
The business that will be owned and operated by Tarragon Homes following the distribution is referred to as the Tarragon Homes business throughout this proxy statement. For a more complete description of the Tarragon Homes business, see the information under the caption “Certain Information About Tarragon Homes — Tarragon Homes Business.”
Q:	What is Sage?

A:	“Sage Residential, Inc.” will be the name of Tarragon following the distribution. Sage will own and operate residential and commercial properties and will expand its real estate services business, which includes multifamily property management, condominium management and related services. The Sage business will concentrate primarily on:
•	property management services;

•	condominium management;

•	acquisition and renovation of apartment properties; and

•	complementary financial services.
The business that will be owned and operated by Sage following the distribution is referred to as the Sage business throughout this proxy statement. For a more complete description of the Sage business, see the information under the caption “Certain Information About Sage — Sage Business.”

Q:	Why is Tarragon separating its businesses?

A:	Tarragon’s board of directors determined that in order to provide both the Tarragon Homes business and the Sage business with direct and differentiated access to financing and the capital markets, allow each company to grow through acquisitions appropriate to its business and provide each company with the opportunity to align management incentives with the performance of its business, it should explore the distribution and other alternatives. Tarragon’s board of directors determined that it is in the best interests of Tarragon and its stockholders to separate Tarragon’s businesses into two independent, publicly traded companies based on the following expectations of management:
•	the distribution will provide both the Tarragon Homes business and the Sage business with direct and differentiated access to financing and the capital markets;

•	each of Tarragon Homes and Sage will become a more capable acquisition vehicle, and each will have the opportunity to structure acquisitions in a manner appropriate to its business and prospects;

•	the distribution will provide Tarragon Homes and Sage with the opportunity to align management incentives with the performance of their respective businesses;

•	the distribution will provide investors with two separately focused investment options that may be more attractive to investors than one combined company; and

•	because the Tarragon Homes business and the Sage business are substantially different, they will each perform best under different strategies that are managed independently.
See the information under the caption “The Distribution Proposal — Reasons for the Recommendation of Tarragon’s Board of Directors.”
Q:	Why is this transaction structured as a distribution?

A:	Tarragon believes that the distribution is an effective and tax-efficient way to separate Tarragon’s substantially different businesses. Tarragon intends to obtain an opinion from its tax counsel that, for federal income tax purposes, the distribution will be tax-free to Tarragon and its stockholders under Sections 361 and 355 of the Internal Revenue Code of 1986, as amended, or the Code.

Q:	Will shares of Tarragon Homes common stock and Sage common stock be listed on a stock exchange following the distribution?

A:	Yes. While there is currently no public trading market for Tarragon Homes common stock, Tarragon Homes intends to list its shares of common stock on The NASDAQ Global Select Market following the distribution under the symbol “TARR,” which is the current trading symbol of Tarragon.
Sage intends to maintain its listing of Sage common stock on The NASDAQ Global Select Market following the distribution, but intends to change the symbol under which it trades from “TARR” to “SAGE.”
Q:	How will existing Tarragon stock options, stock appreciation rights and restricted stock be treated in the distribution?

A:	As of January 15, 2007, under Tarragon’s existing equity plans, various persons, including directors and executive officers of Tarragon, held (1) options to purchase approximately 2,773,829 shares of Tarragon common stock, of which approximately 450,831 options were unvested, (2) outstanding stock appreciation rights covering an additional 280,832 shares of Tarragon common stock, of which approximately 133,425 rights were unvested, and (3) outstanding unvested restricted stock grants of 213,563 shares of Tarragon common stock.
At least five days prior to the record date for the distribution, each of the (1) outstanding unvested options and stock appreciation rights with an exercise price or grant price that is less than the closing sale price of Tarragon common stock on that date will automatically accelerate and vest in full and become immediately exercisable and (2) unvested restricted stock grants will accelerate and vest in full. In addition, each holder of outstanding options and stock appreciation rights with an exercise price or grant price that is greater than the closing sale price of Tarragon common stock on that date will be entitled to receive a cash payment of $         per share of

Tarragon common stock covered by these options or stock appreciation rights and, following receipt of the cash payment, these options and stock appreciation rights will be terminated and canceled.
In connection with the distribution, Tarragon is seeking approval from the holders of Tarragon common stock of the Tarragon Homes Omnibus Plan and Sage New Omnibus Plan. If the incentive plans are approved by the holders of Tarragon common stock, Tarragon Homes will be entitled to issue up to 3.0 million shares of Tarragon Homes common stock in respect of options, stock appreciation rights and restricted stock, and Sage will be entitled to issue up to        million shares of Sage common stock in respect of options, stock appreciation rights and restricted stock.
Q:	What indebtedness will Tarragon Homes and Sage have following the distribution?

A:	As of September 30, 2006 and after giving pro forma effect to the distribution, Tarragon Homes had approximately $838.1 million of indebtedness, of which $125.0 million consisted of unsecured notes, $5.8 million consisted of 8.00% senior convertible notes due 2009 and $707.2 million consisted of unsecured debt, non-recourse mortgage debt, conversion, acquisition and construction loans and other recourse debt. Of Tarragon Homes’ total debt, $557.8 million was recourse and $280.2 million was non-recourse. In each case, this indebtedness will be assumed by Tarragon Homes from, and transferred to Tarragon Homes by, Tarragon in connection with the distribution. Sage will continue as a guarantor on various loans assumed by Tarragon Homes in connection with the distribution. Tarragon Homes will pay Sage a commercially reasonable fee for these guarantees, and the distribution agreement will provide that Tarragon Homes will indemnify Sage against any and all liabilities arising out of such guarantees. For further information on Tarragon Homes indebtedness following the distribution, see the information under the captions “Capitalization of Tarragon Homes” and “Management’s Discussion and Analysis of Tarragon Homes’ Financial Condition and Results of Operations — Liquidity and Capital Resources — Mortgages and Other Debt.”

As of September 30, 2006 and after giving pro forma effect to the distribution, Sage had approximately $738.8 million of indebtedness, which consisted of recourse and non-recourse mortgage debt and other non-recourse debt. Of Sage’s total debt, $47.5 million was recourse and $691.3 million was non-recourse. In each case, this indebtedness will remain the obligation of Sage or its subsidiaries following the distribution. Tarragon Homes may have to become a guarantor on various loans of Sage following the distribution. Sage will pay Tarragon Homes a commercially reasonable fee for these guarantees, and the distribution agreement will provide that Sage will indemnify Tarragon Homes for any liabilities arising out of these guarantees. For further information on Sage indebtedness following the distribution, see the information under the captions “Capitalization of Sage” and “Management’s Discussion and Analysis of Tarragon’s Financial Condition and Results of Operations — Liquidity and Capital Resources — Mortgages and Other Debt.”

Q:	What will the relationship between Tarragon Homes and Sage be after the distribution is completed?

A:	The distribution will establish Tarragon Homes and Sage as two independent, publicly traded companies, and Sage will have no continuing stock ownership interest in Tarragon Homes. However, both Tarragon Homes and Sage will continue to benefit from certain commercial arrangements between the companies. Tarragon and Tarragon Homes will enter into a distribution agreement and several other agreements for the purpose of accomplishing the contribution of the Tarragon Homes business to Tarragon Homes and the retention of the Sage business by Sage. These agreements will also govern Tarragon Homes’ relationship with Sage following the distribution and will provide arrangements for employee matters, tax matters, transition services and other liabilities and obligations attributable to periods before and, in some cases, following the distribution. These agreements will also include arrangements with respect to transitional services. The distribution agreement will provide that Tarragon Homes will indemnify Sage against any and all liabilities arising out of the Tarragon Homes business and that Sage will indemnify Tarragon Homes against any and all liabilities arising out of the Sage business.

Each company will have a separate board of directors, and a majority of the members of each board of directors will be independent. In addition, a majority of directors on each company’s board of directors will not be directors of the other company, although Tarragon Homes and Sage will initially have two common directors. For a description of these relationships and of provisions that will be included in Tarragon Homes’ amended and restated certificate of incorporation and Sage’s articles of incorporation related to corporate opportunities that may be of interest to holders of both Tarragon Homes common stock and Sage common stock, see the information under the captions “Summary of Stockholder Rights Following the Distribution,” “Certain Information About Tarragon Homes — Description of Tarragon Homes Capital Stock,” “Certain Information About Sage — Description of Sage Capital Stock” and “Relationship Between Tarragon Homes and Sage Following the Distribution.”
Q:	What will Tarragon Homes’ and Sage’s dividend policy be following the distribution?

A:	Tarragon Homes’ board of directors presently intends to consider the payment of a cash dividend on an annual basis following the distribution. However, any future determination to pay cash dividends on Tarragon Homes common stock will be at the discretion of Tarragon Homes’ board of directors and will depend upon many factors, including Tarragon Homes’ financial condition, earnings, legal requirements and any other factors that Tarragon Homes’ board of directors deems relevant.

Sage does not currently anticipate paying dividends on Sage common stock following the distribution. The declaration and payment of dividends to holders of Sage common stock will be at the discretion of Sage’s board of directors and will depend upon many factors, including Sage’s financial condition, earnings, legal requirements and any other factors that Sage’s board of directors deems relevant.

Q:	What are the anti-takeover effects of the distribution?

A:	Generally, Sage will recognize a taxable gain on the distribution if there are one or more acquisitions or issuances of either Tarragon Homes stock or Sage stock representing 50% or more of such company’s stock, measured by vote or value, and those acquisitions or issuances are deemed to be part of a plan or series of related transactions that include the distribution. Any shares of Tarragon Homes stock or Sage stock acquired or issued within two years preceding or following the distribution may be presumed to be part of such a plan or series unless the parties can rebut that presumption.

Pursuant to the Treasury Regulations, Tarragon Homes and Sage will each be severally liable for any tax resulting from any acquisition or issuance of Tarragon Homes stock or Sage stock that causes the distribution to be taxable to Sage. As a result, Tarragon Homes’ or Sage’s potential tax liability may discourage, delay or prevent a change in control of either company.

Under the tax matters agreement, Tarragon Homes will agree to indemnify Sage for any tax liability resulting from any acquisition or issuance of Tarragon Homes stock that causes the distribution to be taxable to Sage. In addition, under the tax matters agreement, Sage will agree to indemnify Tarragon Homes for any tax liability resulting from any acquisition or issuance of Sage stock that causes the distribution to be taxable to Tarragon Homes.

As a result, Tarragon Homes’ obligation to indemnify Sage, and Sage’s obligation to indemnify Tarragon Homes, may discourage, delay or prevent a change in control of either company.

In addition, some provisions of Tarragon Homes’ amended and restated certificate of incorporation and bylaws, Sage’s articles of incorporation and bylaws, state law as applicable to Tarragon Homes and Sage and the agreements governing Tarragon Homes’ and Sage’s debt, as each will be in effect following the distribution, may have the effect of making more difficult an acquisition of control of Tarragon Homes or Sage in a transaction not approved by its respective board of directors.

Q:	What are the risks associated with the distribution?

A:	There are a number of risks associated with the distribution, ownership of Tarragon Homes common stock and Sage common stock and the Tarragon Homes business and the Sage business. These risks are discussed under the caption “Risk Factors” beginning on page 13.

Q:	What are the charter amendment and reverse stock split?

A:	If the distribution is approved and the charter amendment and reverse stock split are approved, the charter amendment will, immediately following the distribution, change Tarragon’s name to “Sage Residential, Inc.” and effect the reverse stock split of Sage common stock, whereby shares of Sage common stock will be combined and converted into one share of Sage common stock, without any further action on the part of Tarragon stockholders and without regard to whether certificates representing shares of Tarragon common stock are physically surrendered for new certificates representing shares of Sage common stock.

Q:	What will Tarragon stockholders receive in the distribution and reverse stock split?

A:	In connection with the distribution, Tarragon will distribute to each holder of Tarragon common stock one share of Tarragon Homes common stock for each share of Tarragon common stock owned on the record date for the distribution. Immediately following the distribution, Tarragon will change its name to “Sage Residential, Inc.” and effect the reverse stock split, whereby shares of Sage common stock will be combined and converted into one share of Sage common stock. Following the distribution and the reverse stock split, holders of Tarragon common stock will own shares of both Tarragon Homes common stock and Sage common stock, which will continue to constitute investments in all of Tarragon’s existing businesses, but such holders will own their stock as two separate investments in Tarragon Homes and Sage. Shares of Tarragon Homes common stock will only represent an ownership interest in Tarragon Homes and not in Sage, and shares of Sage common stock will only represent an ownership interest in Sage and not in Tarragon Homes.

Tarragon stockholders will hold the same percentage interest in each of Tarragon Homes and Sage as they held in Tarragon prior to the distribution and the reverse stock split (except for minor variations as a result of cash paid in lieu of fractional shares, if any), but their interest in Sage will be represented by approximately 1/ as many shares. For instance, if a Tarragon stockholder presently owns shares of Tarragon common stock, following the distribution and the reverse stock split he, she or it will own shares of Tarragon Homes common stock and shares of Sage common stock ( divided by equals shares, which is rounded down to shares as a result of cash paid in lieu of fractional shares).

Q:	What happens if the stockholders do not approve the distribution?

A:	If Tarragon stockholders do not approve the distribution, the charter amendment and reverse stock split will not be effected, even if Tarragon stockholders approve the charter amendment and reverse stock split, and the incentive plans will not be put into effect, even if Tarragon stockholders approve the incentive plans.

Q:	What happens if Tarragon stockholders do not approve the charter amendment and reverse stock split?

A:	It is a condition to the distribution that Tarragon stockholders approve the charter amendment and reverse stock split. Thus, if Tarragon stockholders do not approve the charter amendment and reverse stock split, the distribution will not be effected.

Q:	Will fractional shares of Tarragon Homes common stock or Sage common stock be issued to holders of Tarragon common stock?

A:	No certificates representing fractional interests in shares of Tarragon Homes common stock or Sage common stock will be issued to holders of Tarragon common stock in connection with the distribution or the reverse stock split. None of the existing holders of Tarragon common stock currently holds fractional interests and, consequently, no fractional interests of Tarragon Homes common stock will result from the distribution, which will be effected on a one-for-one basis. Fractional interests of Sage common stock will not be issued in the reverse stock split, and cash will be paid by Sage to any holders in lieu of fractional interests in Sage common stock.

Q:	What will happen to my certificates representing shares of Tarragon common stock?

A:	Following the distribution and the reverse stock split, certificates representing shares of Tarragon common stock will represent shares of Sage common stock without any action on the part of the holder of Tarragon common stock. No action will be required on the part of registered stockholders who hold their shares of Tarragon common stock in direct registration form or by stockholders who hold their shares of Tarragon common stock through a brokerage firm or otherwise in “street name.” As a result of the distribution and the reverse stock split, stockholders holding physical certificates representing shares of Tarragon common stock may, but are not required to, exchange those certificates for new certificates representing shares of Sage common stock (cash will be paid to any holders in lieu of any fractional shares of Sage common stock resulting from the reverse stock split).

Following the distribution, Sage will advise registered holders of Sage common stock who hold physical certificates representing shares of Tarragon common stock of the procedures to be followed to exchange those certificates in a letter of transmittal to be sent to those holders. No new certificates representing shares of Sage common stock will be issued to a stockholder until the stockholder has surrendered his, her or its outstanding certificate(s) representing shares of Tarragon common stock, together with a properly completed and executed letter of transmittal to the distribution agent. Following the distribution and the reverse stock split, any certificates representing shares of Tarragon common stock submitted for transfer, whether pursuant to a sale or other transfer, will represent shares of Sage common stock. Stockholders should not destroy any stock certificate representing shares of Tarragon common stock and should not submit any certificate until they receive the letter of transmittal.
Q:	Will I be entitled to dissenters’ rights under Nevada law in connection with the distribution or the reverse stock split?

A:	Under the NRS, holders of Tarragon common stock will not be entitled to dissenters’ rights with respect to the distribution because no fractional interests of Tarragon Homes common stock will result from the distribution, which will be effected on a one-for-one basis. Tarragon will not independently provide its stockholders with any such rights.

Under the terms of the reverse stock split, Tarragon proposes to pay cash to common stockholders in lieu of issuing fractional shares. Under the NRS, if a Tarragon common stockholder does not consent to the reverse stock split, and if as a result of the reverse stock split that common stockholder would receive cash in lieu of fractional shares he or she would otherwise be entitled to receive, that common stockholder has the right to dissent and instead obtain payment of the fair value of such fractional shares. A Tarragon common stockholder’s rights as a dissenting stockholder and the procedures to follow and requirements to comply with to exercise those rights are summarized under the caption “Charter Amendment Proposal — Dissenters’ Rights.”

Q:	What will happen to shares of Tarragon 10% cumulative preferred stock as a result of the distribution and the reverse stock split?

A:	Holders of Tarragon 10% cumulative preferred stock are not entitled to notice of, or to vote at, the meeting and will not be eligible to participate in the distribution or the reverse stock split. Following the distribution, certificates representing shares of Tarragon 10% cumulative preferred stock will represent shares of Sage 10% cumulative preferred stock on the same terms as prior to the distribution without any action on the part of the holder of Tarragon 10% cumulative preferred stock. Any certificates representing shares of Tarragon 10% cumulative preferred stock submitted for transfer, whether pursuant to a sale or other transfer, will represent shares of Sage 10% cumulative preferred stock.

Q:	Why did Tarragon’s board of directors adopt the incentive plans?

A:	Tarragon’s board of directors believes that the incentive plans are in the best interests of Tarragon Homes and its stockholders and Sage and its stockholders because the incentive plans will help attract, retain and encourage performance by each company’s directors, officers, key employees and consultants and will provide such persons with incentives to put forth their best efforts for the success of Tarragon Homes and Sage.

Q:	What vote of Tarragon stockholders is required to approve the distribution?

A:	Approval of the distribution requires the affirmative vote of a majority of the total number of shares of Tarragon common stock that are outstanding on , 2007, the record date for the Tarragon meeting of stockholders.

For a more complete description of the voting procedures and requirements, see the information under the caption “Information Regarding the Meeting” beginning on page 29.

Q:	What vote of Tarragon stockholders is required to approve the charter amendment and reverse stock split?

A:	Approval of the charter amendment and reverse stock split requires the affirmative vote of a majority of the total number of shares of Tarragon common stock that are outstanding on , 2007, the record date for the Tarragon meeting of stockholders.

Q:	What vote of Tarragon stockholders is required to approve the incentive plans?

A:	Approval of the incentive plans requires the affirmative vote of a majority of the votes cast by holders of Tarragon common stock entitled to notice of, and to vote at, the Tarragon meeting of stockholders.

Q:	When and where is the meeting?

A:	The Tarragon meeting of stockholders will be held at Tarragon’s executive offices located at 423 West 55th Street, 12th Floor, New York, New York 10019, on , 2007 at , New York City time.

Q:	What do I need to do now?

A:	After reviewing this proxy statement, you should submit your proxy in one of the following ways so that your shares of Tarragon common stock will be represented at the meeting:
•	BY TELEPHONE: Call toll-free 1-800-PROXIES (1-800-776-9437) from any touch-tone telephone and follow the instructions;

•	BY INTERNET: Go to http://www.voteproxy.com and follow the on-screen instructions; or

•	BY MAIL: mark, sign, date and promptly return your proxy card in the postage-paid envelope provided.
Stockholders voting by telephone or Internet should have their proxy card available when they call or access the website. If a proxy card is signed and returned without an indication of how you would like to vote, the proxy will be voted FOR the proposals related to the distribution, the charter amendment and reverse stock split and the incentive plans.
Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will only be permitted to vote your shares for you if you provide instructions to your broker on how to vote. You should follow the procedures provided by your broker regarding the voting of your shares and be sure to provide your broker with instructions on how to vote your shares. If you do not give voting instructions to your broker, you will, in effect, be voting against the proposals related to the distribution and the charter amendment and reverse stock split.

Q:	What if I want to revoke my proxy or change my vote after I have mailed my signed proxy card or voted by Internet or by telephone?

A:	You can revoke your proxy or change your vote by sending in a later-dated, signed proxy card or a written revocation to Tarragon Corporation, 3100 Monticello Avenue, Suite 200, Dallas, Texas 75205, Attention: Corporate Secretary, so that it is received before the meeting or you can submit a later-dated proxy by Internet or by telephone before the meeting, or attend the meeting and vote in person. Your attendance at the meeting will not, by itself, revoke your proxy. If you have instructed your broker to vote your shares, you must follow the directions received from your broker to change those voting instructions.

Q:	What happens if I do not vote in person or by proxy, if I do not instruct my broker to vote my shares or if I abstain from voting?

A:	If you do not vote in person or by proxy, do not instruct your broker to vote your shares or abstain from voting, it will have the same effect as a vote against the proposals related to the distribution and the charter amendment and reverse stock split.

Q:	When will the distribution be completed?

A:	Assuming the distribution is approved by holders of Tarragon common stock and that all of the other conditions are met or waived, Tarragon expects that the distribution will be completed on or about , 2007. You should be aware that Tarragon’s board of directors may in its sole discretion terminate, abandon or delay the distribution at any time.

Q:	Where can I get more information?

A:	Tarragon stockholders with additional questions related to the distribution, the charter amendment and reverse stock split and the incentive plans should contact Tarragon investor relations at telephone number: (212) 232-2354; facsimile number: (212) 232-3232.

SUMMARY
     This summary and the preceding question and answer section highlight some of the information in this proxy statement, but may not contain all of the information that is important to you. To better understand the terms of the distribution and the matters you are being asked to vote upon, you should read this entire proxy statement carefully, as well as the additional documents referred to in this summary and elsewhere, including (1) the risks relating to the distribution of and investing in Tarragon Homes common stock and Sage common stock and those relating to the Tarragon Homes business and the Sage business discussed under the caption “Risk Factors,” (2) the audited and unaudited consolidated financial information and related notes for Tarragon, (3) the unaudited pro forma consolidated financial information for Sage, (4) the audited and unaudited carveout consolidated financial statements and related notes for Tarragon Homes and (5) the unaudited pro forma consolidated financial information for Tarragon Homes.
     In this proxy statement, “Tarragon” refers to Tarragon Corporation and its combined businesses on or prior to the date of the distribution, “Tarragon Homes” refers to the entity named “Tarragon Homes Corporation,” whose shares will be distributed to Tarragon stockholders in the distribution, and its business following the distribution, and “Sage” refers to “Sage Residential, Inc.,” which will be the name of Tarragon following the distribution, and its business following the distribution. Unless otherwise indicated, this proxy statement assumes that the Tarragon Homes business has been operated by Tarragon Homes during applicable time periods.
Parties Involved in the Distribution
     Tarragon currently owns and operates the businesses that will be owned and operated by Tarragon Homes and Sage following the distribution. In connection with the distribution, Tarragon will distribute to its stockholders all of the outstanding shares of Tarragon Homes common stock representing its homebuilding business, and will change its name to “Sage Residential, Inc.” following the distribution.
Tarragon Corporation
(to be renamed “Sage Residential, Inc.” following the distribution)
3100 Monticello
Suite 200
Dallas, Texas 75205
(214) 599-2200
     Following the distribution, Sage will operate the Sage business, concentrating on the following distinct product types and services.
     Property Management Services. Sage intends to expand its principal business of managing residential apartment communities and to pursue opportunities to acquire other property management companies. Sage will continue to provide property management services to Tarragon Homes for its rental properties that are under conversion to condominiums and new developments that are under construction and in the initial lease-up stage for a fee that Tarragon Homes and Sage believe to be commercially reasonable. Following the distribution, Sage will have approximately 500 employees involved in property management and will manage 14,329 apartment units in 59 apartment communities located in 10 states, including 4,414 apartment units in 19 communities undergoing conversion to condominiums and 1,520 apartment units in five apartment communities under construction or in the initial lease-up stage.
     Sage manages apartment communities with a focus on adding value. Sage has implemented programs to optimize revenue generated by the properties under its management, including daily value pricing and lease inventory management, as well as programs to enhance ancillary income from cable television, telephone and high-speed internet services, laundry facilities and vending machines. In addition, Sage will continue to assign a high priority to the development and maintenance of its budget and cost-control systems and procedures and will have an integrated accounting, financial and operational management information system, connecting its regional offices and management sites to its corporate headquarters. Sage believes it has the experience and skills to manage a wide range of residential properties from new, luxury communities, to older properties in need of renovation or repositioning, to low-income, subsidized or affordable properties.

     Condominium Management. Sage will also expand its business of managing condominium apartment properties on behalf of condominium or homeowner associations and, in addition, providing leasing, maintenance and accounting services to investor-owners of individual condominium apartment units. Sage intends to expand the number of condominium homeowner associations under management and provide ancillary services, such as real estate and insurance brokerage, to owners of individual condominium units. Following the distribution, Sage will manage 3,385 apartment units in 11 condominium communities.
     Acquisition and Renovation of Apartment Properties. Sage intends to acquire older apartment properties to renovate, reposition, stabilize and sell. Sage will capitalize on its experience in supervising apartment renovations and repositioning through selective and opportunistic acquisitions of older or underperforming apartment properties in markets where it presently operates. Sage may acquire these properties directly or in joint ventures. Sage will continue to own 25 rental apartment communities, located principally in Connecticut and Florida, in a joint venture following the distribution, as well as 21 properties it owns directly.
     Complementary Financial Services. Sage will continue to develop and expects to expand its complementary financial services business. In 2005, Tarragon formed a joint venture, Choice Home Financing, LLC, with Wells Fargo Ventures, LLC to conduct a residential mortgage lending business. Sage’s residential mortgage lending services will be marketed to its tenants and owners in condominium communities it manages, as well as unrelated borrowers. The mortgage lending services are intended to attract quality tenants by offering them special values. Sage expects revenues from these activities to consist primarily of origination and premium fee income.
Tarragon Homes Corporation
(to be renamed Tarragon Corporation)
423 W. 55th Street, 12th Floor
New York, New York 10019
(212) 949-5000
     Following the distribution, Tarragon Homes will operate the Tarragon Homes business, concentrating on the following distinct product types.
     High- and Mid-Rise Condominiums. Tarragon Homes will continue to focus on large, multi-year high- and mid-rise projects designed for luxury and urban living. Development, construction and sale of homes in these types of projects typically have taken two to five years. Tarragon Homes believes that the keys to its future success in developing high- and mid-rise condominiums will be its ability to obtain sites and development approvals in areas of proven desirability with water views and coveted downtown locations and its ability to design homes with appeal to specific targeted markets.
     Townhomes, Traditional New Developments and Low-Rise Condominiums. Tarragon Homes’ projects in this category will target several highly defined market segments, including first-time, move-up, retirement, empty-nester and affluent second home buyers. Active adult communities featuring spacious homes with distinctive designs that are located in affluent, suburban communities will also continue to be a part of this product type for Tarragon Homes following the distribution. These properties may attract the growing number of couples seeking a carefree housing choice near where they presently live. They may also produce positive local tax revenues and are often welcomed by municipalities that otherwise oppose high-density residential developments.
     Development of Low- and Mid-Rise Rental Apartment Communities. Tarragon Homes will build luxury and affordable rental properties to sell on completion and lease-up. These developments will sometimes be a part of larger development projects, and in the case of affordable or subsidized projects, Tarragon Homes’ ability and willingness to undertake them may be instrumental in obtaining approval for related market-rate, for-sale developments. In this regard, pursuant to an agreement with Sage, Tarragon Homes will develop and complete construction of the 320-unit Aldridge Apartments rental apartment community located in Murfreesboro, Tennessee, the 288-unit Kennesaw Farms rental apartment community located in Gallatin, Tennessee and the 322-unit Bentley Grove apartment community located in Manchester, Connecticut. In connection with these projects, Sage will pay Tarragon Homes development fees that Tarragon Homes and Sage believe to be commercially reasonable.
     Land Development. Tarragon Homes’ projects in this category will involve developing and subdividing land for mixed-use or residential development. Once zoning and development approvals have been obtained,

Tarragon Homes will install utilities, roads and other infrastructure and sell lots in the case of single-family subdivisions to a custom homebuyer or homebuilder or the entire property in the case of high-density developments to a developer. Tarragon Homes will continue Tarragon’s active or planned land development projects in central and south Florida, Tennessee and Connecticut.
     Conversion of Existing Rental Apartment Communities to Condominiums. Tarragon Homes may acquire rental apartment communities in order to sell the individual apartments as condominiums. Where appropriate, Tarragon Homes may renovate the homes and add amenities to make them more attractive to homebuyers. Prices of homes in Tarragon Homes’ condominium conversion projects in Florida, Texas and South Carolina may range from $150,000 to $600,000, depending largely on size, location and view. A majority of these homes are targeted at first-time homebuyers and priced considerably below nearby townhomes and single-family residences under construction.
Date, Time and Place of the Meeting (Page 29)
     The Tarragon meeting of stockholders will be held at Tarragon’s executive offices located at 423 West 55th Street, 12th Floor, New York, New York 10019, on           , 2007, at         , New York City time.
Matters for Consideration at the Meeting (Page 29)
     At the meeting, Tarragon’s board of directors will ask you to vote FOR the proposals (1) to approve the distribution to the holders of the outstanding shares of Tarragon common stock of all of the outstanding shares of Tarragon Homes common stock on a pro rata basis, to be completed in accordance with the terms of a distribution agreement entered into between Tarragon and Tarragon Homes; (2) to approve the charter amendment to, immediately following the distribution, change the name of Tarragon to “Sage Residential, Inc.” and to effect the reverse stock split of Sage common stock, whereby           shares of Sage common stock will be combined and converted into one share of Sage common stock; (3) to adopt the Tarragon Homes Omnibus Plan to be effective immediately following the distribution; and (4) to adopt the Sage New Omnibus Plan to be effective immediately following the distribution.
Meeting Record Date (Page 29)
     Tarragon’s board of directors has fixed the close of business on           , 2007 as the record date for determining the holders of record of Tarragon common stock entitled to receive notice of, and to vote at, the meeting.
Voting Rights; Vote Required (Page 29)
     Only holders of record of shares of Tarragon common stock at the close of business on the record date for the meeting are entitled to notice of, and to vote at, the meeting. Each holder of Tarragon common stock on the record date is entitled to one vote for each share of Tarragon common stock held as of the record date for the meeting. Approval of the distribution and the charter amendment and reverse stock split requires the affirmative vote of the holders of a majority of the total number of shares of Tarragon common stock that are outstanding on the record date for the Tarragon meeting of stockholders. Approval of the incentive plans requires the affirmative approval of a majority of the votes cast by holders of Tarragon common stock entitled to notice of, and to vote at, the Tarragon meeting of stockholders. Abstentions and broker non-votes will have the same effect as votes against the proposals related to the distribution and the charter amendment and reverse stock split. Holders of Tarragon 10% cumulative preferred stock are not entitled to vote on any of the proposals.
Reasons for the Distribution (Page 32)
     Tarragon’s board of directors determined that in order to provide both the Tarragon Homes business and the Sage business with direct and differentiated access to financing and the capital markets, allow each company to grow through acquisitions appropriate to its business and prospects and provide each company with the opportunity to align management incentives with the performance of its business, it should explore the distribution and other alternatives. Tarragon’s board of directors determined that it is in the best interests of Tarragon and its stockholders to separate Tarragon’s businesses into two independent, publicly traded companies based on the following expectations of management:

•	the distribution will provide both Tarragon Homes and Sage with direct and differentiated access to financing and capital markets;

•	each of Tarragon Homes and Sage will become a more capable acquisition vehicle, and each will have the opportunity to structure acquisitions in a manner appropriate to its business and prospects;

•	the distribution will provide Tarragon Homes and Sage with the opportunity to align management incentives with the performance of their respective businesses;

•	the distribution will provide investors with two separately focused investment options that may be more attractive to investors than one combined company; and

•	because the Tarragon Homes business and the Sage business are substantially different, they will each perform best under different strategies that are managed independently.
     See the information under the caption “The Distribution Proposal — Reasons for the Recommendation of Tarragon’s Board of Directors.”
Distribution of Tarragon Homes Shares (Page 35)
     The distribution is the method by which Tarragon will be separated into two independent, publicly traded companies, Tarragon Homes and Sage. In connection with the distribution, Tarragon will distribute to each holder of Tarragon common stock one share of Tarragon Homes common stock for each share of Tarragon common stock owned on the record date for the distribution. Immediately following the distribution, Tarragon will change its name to “Sage Residential, Inc.” and effect a one-for-        reverse stock split. Following the distribution and the reverse stock split, Tarragon stockholders will own shares of both Tarragon Homes common stock and Sage common stock, which will continue to constitute investments in all of Tarragon’s existing businesses, but such stockholders will own their stock as two separate investments in Tarragon Homes and Sage.
Conditions to the Distribution (Page 36)
     Tarragon’s obligation to complete the distribution is dependent upon a number of conditions, including, among others:
•	the approval of the distribution and the charter amendment and reverse stock split by holders of Tarragon common stock; and

•	the receipt of an opinion from its tax counsel that, for U.S. federal income tax purposes, the distribution will be tax-free to Tarragon and its stockholders under Sections 361 and 355 of the Code.
     The distribution agreement also provides that Tarragon may terminate, abandon or delay the distribution at any time prior to its completion, either before or after approval by its stockholders, if, in the opinion of Tarragon’s board of directors, such action would be in the best interests of Tarragon and its stockholders.
Charter Amendment and Reverse Stock Split (Page 192)
     If the distribution and the charter amendment and reverse stock split are approved, the charter amendment will, immediately following the distribution, change Tarragon’s name to “Sage Residential, Inc.” and effect the reverse stock split of Sage common stock, whereby           shares of Sage common stock will be combined and converted into one share of Sage common stock, without any further action on the part of Tarragon stockholders and without regard to whether certificates representing shares of Tarragon common stock are physically surrendered for new certificates representing shares of Sage common stock.
Effect on Stockholders (Pages 35 and 192)
     In connection with the distribution, Tarragon will distribute to each holder of Tarragon common stock one share of Tarragon Homes common stock for each share of Tarragon common stock owned on the record date for the distribution. Immediately following the distribution, Tarragon will change its name to “Sage Residential, Inc.” and

effect the reverse stock split, whereby           shares of Sage common stock will be combined and converted into one share of Sage common stock. Following the distribution and the reverse stock split, holders of Tarragon common stock will own shares of both Tarragon Homes common stock and Sage common stock, which will continue to constitute investments in all of Tarragon’s existing businesses, but such holders will own their stock as two separate investments in Tarragon Homes and Sage. Shares of Tarragon Homes common stock will only represent an ownership interest in Tarragon Homes and not in Sage, and shares of Sage common stock will only represent an ownership interest in Sage and not in Tarragon Homes.
     Tarragon stockholders will hold the same percentage interest in each of Tarragon Homes and Sage as they held in Tarragon prior to the distribution and the reverse stock split (except for minor variations as a result of cash paid in lieu of fractional shares, if any), but their interest in Sage will be represented by approximately 1/      as many shares. For instance, if a Tarragon stockholder presently owns           shares of Tarragon common stock, following the distribution he, she or it will own           shares of Tarragon Homes common stock and           shares of Sage common stock (           divided by        equals           shares, which is rounded down to           shares as a result of cash paid in lieu of fractional shares).
Recommendations of the Board (Pages 34, 198, 203 and 207)
     Tarragon’s board of directors believes that the distribution, the charter amendment and reverse stock split and the incentive plans are in the best interests of Tarragon and its stockholders and has unanimously approved each of the distribution, subject to Tarragon’s board of directors’ absolute discretion to terminate, abandon or delay the distribution at any time, the charter amendment and reverse stock split and the incentive plans and recommends that stockholders vote FOR the proposals related to the distribution, the charter amendment and reverse stock split and the incentive plans.
Review of Financial Advisor (Page 34)
     Travis, Wolff & Company, LLP, or Travis Wolff, delivered its consulting report to Tarragon’s board of directors concluding that, assuming the distribution is completed as proposed, immediately after giving effect to the distribution, the fair value of the assets of Sage would exceed its stated liabilities and identified contingent liabilities. The full text of the form of consulting report of Travis Wolff, dated             , 2007, is attached as Annex E to this proxy statement.
Risk Factors (Page 13)
     You should carefully evaluate the matters set forth under the caption “Risk Factors,” in addition to the other information in this proxy statement, when deciding whether to vote for the proposals related to the distribution, the charter amendment and reverse stock split and the incentive plans.
Comparative Market Value of Securities (Page 34)
     On November 10, 2006, the last trading day of The NASDAQ Global Select Market before the public announcement of the distribution, the closing sale price per share of Tarragon common stock was $9.36.
     On February 8, 2007, the last trading day of The NASDAQ Global Select Market before the date of filing of this proxy statement, the closing sale price per share of Tarragon common stock was $11.67. There is currently no trading market for Tarragon Homes common stock.
Dissenters’ Rights (Pages 36 and 194)
     Under the NRS, holders of Tarragon common stock will not be entitled to dissenters’ rights with respect to the distribution because no fractional interests of Tarragon Homes common stock will result from the distribution, which will be effected on a one-for-one basis. Tarragon will not independently provide its stockholders with any such rights.
     Under the terms of the reverse stock split, Tarragon proposes to pay cash to common stockholders in lieu of issuing fractional shares. Under the NRS, if a Tarragon common stockholder does not consent to the reverse stock split, and if as a result of the reverse stock split that common stockholder would receive cash in lieu of fractional shares he or she would otherwise be entitled to receive, that common stockholder has the right to dissent and instead obtain payment of the fair value of such fractional shares. A Tarragon common stockholder’s rights as a dissenting stockholder and the procedures to follow and requirements to comply with to exercise those rights are summarized under the caption “Charter Amendment Proposal — Dissenters’ Rights.”
Accounting Treatment (Page 37)
     The distribution will be accounted for by Tarragon as a spin-off of Tarragon Homes. Following the distribution, Tarragon Homes is expected to be accounted for as a discontinued operation by Sage. If accounted for as a discontinued operation, the measurement date would be the date of the distribution. After the spin-off, the assets and liabilities of Tarragon Homes will be accounted for at the historical book values carried by Tarragon prior to the spin-off. No gain or loss will be recognized as a result of the distribution. Total costs related to the spin-off will be recognized as incurred by Tarragon and allocated between Tarragon Homes and Sage in accordance with the terms of the distribution agreement.
Regulatory Approval (Page 37)
     Apart from the registration under U.S. federal securities laws of shares of Tarragon Homes common stock to be distributed in the distribution, Tarragon does not believe that any material governmental or regulatory filings or approvals will be necessary to consummate the distribution.
Certain U.S. Federal Income Tax Consequences (Page 37)
     Tarragon intends to obtain an opinion from its tax counsel that, for U.S. federal income tax purposes, the distribution will be tax-free to Tarragon and its stockholders under Sections 361 and 355 of the Code.
Listing of Tarragon Homes Common Stock and Sage Common Stock (Page 39)
     While there is currently no public trading market for Tarragon Homes common stock, Tarragon Homes intends to list its shares of common stock on The NASDAQ Global Select Market following the distribution under the symbol “TARR,” which is the current trading symbol of Tarragon.
     Sage intends to maintain its listing of Sage common stock on The NASDAQ Global Select Market following the distribution, but intends to change the symbol under which it trades from “TARR” to “SAGE.”
Treatment of Outstanding Tarragon Equity Awards (Page 40)
     As of January 15, 2007, under Tarragon’s existing equity plans, various persons, including directors and executive officers of Tarragon, held (1) options to purchase approximately 2,773,829 shares of Tarragon common stock, of which approximately 450,831 options were unvested, (2) outstanding stock appreciation rights covering an additional 280,832 shares of Tarragon common stock, of which approximately 133,425 rights were unvested, and (3) outstanding unvested restricted stock grants of 213,563 shares of Tarragon common stock.
     At least five days prior to the record date for the distribution, each of the (1) outstanding unvested options and stock appreciation rights with an exercise price or grant price that is less than the closing sale price of Tarragon common stock on that date will automatically accelerate and vest in full and become immediately exercisable and (2) unvested restricted stock grants will accelerate and vest in full. In addition, each holder of outstanding options and stock appreciation rights with an exercise price or grant price that is greater than the closing sale price of Tarragon common stock on that date will be entitled to receive a cash payment of $           per share of Tarragon common stock covered by these options or stock appreciation rights and, following receipt of the cash payment, these options and stock appreciation rights will be terminated and canceled.
     In connection with the distribution, Tarragon is seeking approval from the holders of Tarragon common stock of the Tarragon Homes Omnibus Plan and Sage New Omnibus Plan. If the incentive plans are approved by the holders of Tarragon common stock, Tarragon Homes will be entitled to issue up to 3.0 million shares of Tarragon Homes common stock in respect of options, stock appreciation rights and restricted stock, and Sage will be entitled to issue up to           million shares of Sage common stock in respect of options, stock appreciation rights and restricted stock.

Interests of Certain Persons in the Distribution (Page 40)
     Tarragon’s directors and officers may have interests in the distribution that are different from, or in addition to, Tarragon stockholders’ interests, and they may create potential conflicts of interest:
•	Tarragon’s directors and executive officers have equity interests in Tarragon, including holdings of Tarragon common stock, stock options, stock appreciation rights and restricted stock. In connection with the distribution, at least five days prior to the record date for the distribution, each of the (1) outstanding unvested options and stock appreciation rights held by a director or executive officer with an exercise price or grant price that is less than the closing sale price of Tarragon common stock on that date will automatically accelerate and vest in full and become immediately exercisable and (2) unvested restricted stock grants will accelerate and vest in full. In addition, each director and executive officer holding outstanding options and stock appreciation rights with an exercise price or grant price that is greater than the closing sale price of Tarragon common stock on that date will be entitled to receive a cash payment of $ per share of Tarragon common stock covered by these options or stock appreciation rights. If the incentive plans are approved by the holders of Tarragon common stock, directors and executive officers of Tarragon Homes and Sage may also receive grants of restricted stock or stock options and stock appreciation rights under the proposed incentive plans following the distribution.

•	Mr. William S. Friedman serves as the chairman of the board of directors and chief executive officer of Tarragon. Following the distribution, Mr. Friedman will serve as the chairman of the board of directors and chief executive officer of Sage and the chairman of the board of directors of Tarragon Homes.

•	Mr. Robert P. Rothenberg serves as the president, chief operating officer and a director of Tarragon. Following the distribution, Mr. Rothenberg will serve as the president, chief executive officer and a director of Tarragon Homes and as a director of Sage.

•	As of January 15, 2007, Mr. Friedman, together with his spouse, Mrs. Lucy N. Friedman, and their family partnership, and Tarragon’s other directors and executive officers owned or controlled a total of 13,900,995 shares of Tarragon common stock, which is approximately 48.4% of all outstanding shares of Tarragon common stock. Mr. and Mrs. Friedman and Tarragon’s other directors and executive officers have informed Tarragon of their intention to vote the shares of Tarragon common stock that they own or control in favor of the distribution, the charter amendment and reverse stock split, the incentive plans and for any actions required in furtherance of the distribution.

•	As of January 15, 2007, Mr. Friedman, together with his spouse, Mrs. Lucy N. Friedman, and their family partnership, and Tarragon’s other directors and executive officers, beneficially owned approximately 51.6% of the outstanding shares of Tarragon common stock, and all of these individuals and entities will receive shares of Tarragon Homes common stock in the distribution. Following the distribution, Mr. and Mrs. Friedman and their family partnership and Tarragon Homes’ other directors and executive officers will beneficially own approximately 51.8 % of the outstanding shares of Tarragon Homes common stock, and Mr. and Mrs. Friedman and their family partnership and Sage’s other directors and executive officers will beneficially own approximately 46.3% of the outstanding shares of Sage common stock.
See the information under the captions “The Distribution — Treatment of Outstanding Equity Compensation Awards,” “The Distribution — Interests of Certain Persons in the Distribution,” “Security Ownership of Certain Beneficial Owners and Management,” “Certain Information About Tarragon Homes — Security Ownership of Certain Beneficial Owners and Management of Tarragon Homes” and “Certain Information About Sage — Security Ownership of Certain Beneficial Owners and Management of Sage” for more information regarding the interests of Tarragon’s directors and executive officers.

TARRAGON HOMES CORPORATION
SUMMARY FINANCIAL DATA OF TARRAGON HOMES
     Tarragon Homes derived the following summary historical financial data as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 from Tarragon Homes’ audited carveout consolidated financial statements, which have been audited by Grant Thornton LLP, independent auditors. Tarragon Homes derived the summary historical financial data as of and for the nine months ended September 30, 2006 and 2005 from Tarragon Homes’ unaudited carveout consolidated financial statements, which, in the opinion of management, include all adjustments necessary for a fair presentation of the summary financial data in conformity with accounting principles generally accepted in the United States of America, or GAAP. Results of operations for the nine months ended September 30, 2006 are not necessarily indicative of the results that may be achieved for the year ending December 31, 2006.
     The following summary pro forma consolidated financial data as of and for the nine months ended September 30, 2006 and for the year ended December 31, 2005 have been derived by the application of pro forma adjustments to Tarragon Homes’ audited and unaudited carveout consolidated financial statements.
     The summary consolidated financial data presented below should be read in conjunction with, and are qualified in their entirety by reference to, the information in the sections entitled “Selected Consolidated Financial Data of Tarragon Homes,” “Management’s Discussion and Analysis of Tarragon Homes’ Financial Condition and Results of Operations” and “Unaudited Consolidated Pro Forma Financial Information of Tarragon Homes” and Tarragon Homes’ audited and unaudited carveout consolidated financial statements and the related notes, which are included elsewhere in this proxy statement.

					For the Nine Months
	For the Year Ended December 31,				Ended September 30,
	Pro				Pro
	Forma	Historical			Forma	Historical
	2005	2005	2004	2003	2006	2006	2005
	(dollars in thousands, except per share data)
Operating data
Homebuilding sales revenue	$504,722	$504,722	$220,465	$56,279	$306,754	$306,754	$376,152
Rental and other revenue	270	13,810	2,253	7,246	266	15,607	8,091
Total revenue	504,992	518,532	222,718	63,525	307,020	322,361	384,243

Equity in income of partnerships and joint ventures	31,109	31,109	14,676	14,458	11,732	11,732	26,606

Net income	75,876	76,165	34,490	7,358	24,147	24,478	55,096

Pro forma earnings per common share	$2.94				$0.86

Pro forma earnings per common share — assuming dilution	$2.83				$0.85

	As of December 31,
	Historical		As of September 30, 2006
	2005	2004	Pro Forma	Historical
	(dollars in thousands, except per share data)
Balance sheet data
Cash and cash equivalents	$33,138	$18,636	$24,833	$26,045
Homebuilding inventory	1,055,423	287,353	1,201,832	1,389,424
Real estate held for investment	70,237	41,791	—	83,687
Investments in and advances to partnerships and joint ventures	77,448	42,774	59,630	59,630
Total assets	1,364,013	547,367	1,391,520	1,678,929
Mortgages and notes payable	771,293	236,698	707,319	919,045
Subordinated unsecured notes	65,000	—	125,000	125,000
Senior convertible notes	5,750	62,000	5,750	5,750
Parent’s net investment	426,588	179,787	444,968	511,112
Pro forma book value per common share			$15.62

TARRAGON CORPORATION
(TO BE RENAMED SAGE RESIDENTIAL, INC.)
SUMMARY FINANCIAL DATA OF TARRAGON
     Tarragon derived the following summary historical financial data as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 from Tarragon’s audited consolidated financial statements, which have been audited by Grant Thornton LLP, independent auditors. Tarragon derived the summary historical financial data as of and for the nine months ended September 30, 2006 and 2005 from Tarragon’s unaudited consolidated financial statements, which, in the opinion of management, include all adjustments necessary for a fair presentation of the summary financial data in conformity with GAAP. Results of operations for the nine months ended September 30, 2006 are not necessarily indicative of the results that may be achieved for the year ending December 31, 2006.
     The following summary pro forma consolidated financial data as of and for the nine months ended September 30, 2006 and for the year ended December 31, 2005 have been derived by the application of pro forma adjustments to Tarragon’s audited and unaudited consolidated financial statements.
     The summary consolidated financial data presented below should be read in conjunction with, and are qualified in their entirety by reference to, the information in the sections entitled “Selected Consolidated Financial Data of Tarragon,” “Management’s Discussion and Analysis of Tarragon’s Financial Condition and Results of Operations” and “Unaudited Consolidated Pro Forma Financial Information of Tarragon” and Tarragon’s audited and unaudited consolidated financial statements and the related notes, which are included elsewhere in this proxy statement.

	For the Year Ended				For the Nine Months Ended
	December 31,				September 30,
	Pro Forma	Historical			Pro Forma	Historical
	2005 (1)	2005	2004	2003	2006 (1)	2006	2005
	(dollars in thousands, except per share data)
Operating data
Homebuilding sales revenue	$—	$504,722	$220,465	$56,279	$—	$306,754	$376,152
Rental and other revenue	80,669	91,485	82,869	48,907	60,928	72,218	65,059
Total revenue	80,669	596,207	303,334	105,186	60,928	378,972	441,211

Equity in income (loss) of partnerships and joint ventures	(1,506)	29,603	15,193	22,476	4,289	16,021	26,589

Net gain on sale of real estate
Presented in income from continuing operations	1,529	3,808	378	1,223	—	817	2,620
Presented in discontinued operations, net of income taxes	42,281	41,709	10,950	23,118	12,331	12,481	31,423

Income (loss) from continuing operations	$(33,137)	$45,016	$34,758	$8,487	$(2,350)	$22,505	$47,877
Net income	$10,940	$88,498	$29,518	$31,194	$10,099	$35,106	$80,683

Earnings per common share (2)
Income from continuing operations allocable to common stockholders		$1.71	$1.51	$0.35		$0.77	$1.90
Net income allocable to common stockholders		$3.39	$1.27	$1.38		$1.22	$3.22

Earnings per common share - assuming dilution (2)
Income from continuing operations allocable to common stockholders		$1.58	$1.28	$0.31		$0.71	$1.67
Net income allocable to common stockholders		$2.93	$1.09	$1.20		$1.11	$2.69

	As of December 31,
	Historical		As of September 30, 2006
	2005	2004	Pro Forma (1)	Historical
	(dollars in thousands, except per share data)
Balance sheet data
Cash and cash equivalents	$39,044	$22,377	$4,273	$29,106
Homebuilding inventory	1,055,068	287,353	—	1,388,327
Real estate held for investment	415,448	567,493	597,091	410,596
Real estate held for sale	60,713	21,358	38,700	38,700
Investments in and advances to partnerships and joint ventures	78,080	47,707	632	60,262
Total assets	1,803,411	1,129,977	681,862	2,073,382
Mortgages and notes payable	1,248,238	808,658	704,442	1,411,761
Mortgages and notes payable presented in liabilities related to assets held for sale	52,446	20,479	34,401	34,401
Senior convertible notes	5,750	62,000	—	5,750
Subordinated unsecured notes	65,000	—	—	125,000
Stockholders’ equity (deficit)	278,015	136,493	(138,204)	306,764
Book value per common share (2)	$9.42	$5.55		$10.24

(1)	Pro forma per share data to be included upon final determination of ratio for reverse stock split.

(2)	Per share data have been restated to give effect to a three-for-two stock split in February 2005 and a five-for-four stock split in January 2004.

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA
     The following table presents per share information for Tarragon on a historical basis and Tarragon Homes and Sage on an unaudited pro forma basis. The pro forma information is presented as if the distribution was completed on January 1, 2005 or January 1, 2006 for the purposes of pro forma statement of operations data and on September 30, 2006 for purposes of pro forma balance sheet data. For a full description of all pro forma events and assumptions, see the information under the captions “Unaudited Consolidated Pro Forma Financial Information of Tarragon Homes” and “Unaudited Consolidated Pro Forma Financial Information of Sage.”
     The unaudited pro forma per share data is presented for illustrative purposes only and may not necessarily reflect Tarragon Homes’ or Sage’s results of operations or financial position in the future or what Tarragon Homes’ or Sage’s results of operations or financial position would have been had the distribution been completed on January 1, 2005, January 1, 2006 or September 30, 2006, respectively.

		Tarragon
	Tarragon	Homes Pro	Sage Pro
	Historical	Forma	Forma (1)
Nine months ended or as of September 30, 2006
Earnings per common share
Income from continuing operations allocable to common stockholders	$1.22	$0.86
Earnings per common share – assuming dilution
Income from continuing operations allocable to common stockholders	$1.11	$0.85
Book value per common share	$10.24	$15.62
Cash dividends	$0.10	$—

Year ended or as of December 31, 2005
Earnings per common share
Income from continuing operations allocable to common stockholders	$3.39	$2.94
Earnings per common share – assuming dilution
Income from continuing operations allocable to common stockholders	$2.93	$2.83
Book value per common share	$9.42	$14.93
Cash dividends	$—	$—

(1)	Pro forma per share data to be included upon final determination of ratio for reverse stock split.

(2)	Per share data have been restated to give effect to a three-for-two stock split in February 2005.

RISK FACTORS
     You should consider carefully all of the information set forth in this proxy statement and, in particular, the risk factors described below. The risk factors have been separated into five groups:
•	risks that relate to the distribution and reverse stock split;

•	risks that relate to Tarragon Homes common stock and Sage common stock and the securities markets generally;

•	risks that relate to the Tarragon Homes business following the distribution;

•	risks that relate to the Sage business following the distribution; and

•	risks that relate to the Tarragon Homes business and the Sage business generally following the distribution.
     In addition, the risks described below and elsewhere in this proxy statement are not the only ones that Tarragon, Tarragon Homes and Sage face or that relate to the distribution. The risks described below are considered to be the most material. However, there may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that also could materially and adversely affect Tarragon Homes’ or Sage’s future results or the distribution. Past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.
     If any of the events described below were to occur, the Tarragon Homes business, the Sage business or their respective financial conditions and results of operations could be materially and adversely affected. In any such case, the price of Tarragon Homes common stock or Sage common stock could decline, and you could lose all or part of your investment in Tarragon Homes or Sage.
     For purposes of these risk factors, unless the context otherwise indicates, Tarragon has assumed that the distribution has been completed.
Risks Relating to the Distribution and the Reverse Stock Split
     Following the distribution, each of Tarragon Homes and Sage will rely on the other company’s performance under various agreements between the companies.
     In connection with the distribution, Tarragon and Tarragon Homes will enter into various agreements, including a distribution agreement, a tax matters agreement, an employee matters agreement and a transition services agreement. The distribution agreement will set forth the allocation of assets, liabilities, rights and obligations of Tarragon Homes and Sage following the distribution and will include indemnification obligations relating to this allocation. In addition, pursuant to the tax matters agreement, certain income tax liabilities and related responsibilities will be allocated between, and indemnification obligations will be assumed by each of, Tarragon Homes and Sage. The transition services agreement and employee matters agreement address the provision of services to each other following the distribution. Each company will rely on the other company to satisfy its performance and payment obligations under these agreements. Certain of the liabilities to be assumed or indemnified by Tarragon Homes or Sage under these agreements are legal or contractual liabilities of the other company. If either company were to breach or be unable to satisfy its material obligations under these agreements, including a failure to satisfy its indemnification obligations, the other company could suffer operational difficulties or significant losses.
     Neither Tarragon Homes nor Sage has an operating history as a separate entity, which may make it difficult to assess the historical performance of the companies or accurately forecast the future revenues and other results of operations of the companies.
     Following the distribution, Tarragon Homes and Sage will operate as independent, publicly traded companies. Neither of these companies has an operating history as a separate entity, and each has historically been able to rely on the results of operations, assets and cash flows of the other’s business. Because the financial information does not reflect changes that are expected to occur as a result of the distribution and contains assumptions about Tarragon Homes’ and Sage’s expenses that may change in the future, neither the historical nor the pro forma financial information included in this proxy statement necessarily reflect the financial condition and results of operations that would have been achieved had the companies operated as independent companies during the periods presented nor are they necessarily indicative of what the companies’ future financial condition and results of operations will be. Their lack of operating histories as separate entities may make it difficult or impossible for analysts or investors to accurately forecast their future revenues and other results of operations, which could result in lower stock prices.
     Following the distribution, Tarragon Homes and Sage will each be a smaller, less diversified company than Tarragon was prior to the distribution.
     The distribution will separate Tarragon’s historical businesses into the Tarragon Homes business and the Sage business. As a result, each of Tarragon Homes and Sage will be a smaller, less diversified company than Tarragon with a narrower business focus than Tarragon had before the distribution. Each company will have a more limited business and may be more vulnerable to changing market conditions, which could materially and adversely affect the business, financial condition and results of operations of either company.
     There are tax risks relating to the distribution, which could harm the financial condition, results of operations and cash flows of Tarragon Homes or Sage and cause Tarragon Homes stockholders or Sage stockholders to incur tax liabilities.
     Tarragon intends to obtain an opinion from its tax counsel that, for U.S. federal income tax purposes, the distribution will be tax-free to Tarragon and its stockholders under Sections 361 and 355 of the Code.
     The opinion is based on certain representations that have been made by Tarragon. The opinion may not be relied upon if those representations are incorrect or incomplete in any material respect.
     If the distribution does not qualify as a tax-free spin-off, then, in general, Tarragon would be subject to a federal corporate tax, the amount of which would be substantial. This corporate tax would be based on the excess, if any, of the fair market value of the Tarragon Homes common stock at the time of the distribution over Tarragon’s tax basis in the Tarragon Homes common stock. This tax, if incurred, could harm the financial condition, results of operations and cash flows of Tarragon Homes or Sage.
     In addition, if the distribution fails to qualify for tax-free treatment for the stockholders, each Tarragon stockholder who receives Tarragon Homes common stock in the distribution would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of the Tarragon Homes common stock received. That distribution would be taxable as a dividend to the extent of Tarragon’s current and accumulated earnings and profits.
     Even if the distribution otherwise qualifies for tax-free treatment under Sections 361 and 355 of the Code, the distribution may become taxable to Tarragon under Section 355(e) of the Code if 50% or more of Tarragon Homes stock or Sage stock then-outstanding, measured by vote or value, is acquired, directly or indirectly, as part of a plan or series of related transactions that includes the distribution. For this purpose, acquisitions (including acquisitions that are neither planned nor accepted or recommended by the management of the company whose stock is acquired) of Tarragon Homes stock or Sage stock within two years preceding or following the distribution are presumed to be part of that plan or series, although Tarragon Homes or Sage may be able to rebut that presumption. If an acquisition of Tarragon Homes stock or Sage stock triggers the application of Section 355(e) of the Code, Tarragon would recognize taxable gain to the extent that the fair market value of Tarragon Homes stock at the time of the distribution exceeded Tarragon’s U.S. tax basis in that stock.
     Although any U.S. federal income taxes imposed in connection with the distribution generally would be imposed on Tarragon, Tarragon Homes and Sage may be liable for all or a portion of these taxes. First, in connection with the distribution, Tarragon Homes and Sage will enter into a tax matters agreement. This agreement will generally allocate between the companies the taxes and liabilities relating to a failure of the distribution to be tax-free. Further, aside from the tax matters agreement, under U.S. federal income tax laws, Tarragon Homes and

Sage would be severally liable for Tarragon’s U.S. federal income taxes resulting from the distribution being taxable. This means that even if Tarragon Homes indemnifies Sage for a part of the tax liability, either company may still be held liable for the whole amount if the other company fails to fund its share of the entire tax liability.
     Tarragon Homes or Sage may not be able to satisfy its indemnification obligations related to the distribution, which could result in the other company incurring additional costs and could materially and adversely affect each company’s financial condition, results of operations and cash flows.
     The distribution agreement and other agreements related to the distribution entered into between Tarragon and Tarragon Homes allocate responsibility between Tarragon Homes and Sage for various debts, liabilities and obligations. The distribution agreement provides that Tarragon Homes will indemnify Sage for the liabilities assumed by Tarragon Homes under these agreements (including specified liabilities related to the Tarragon Homes business that will be contingent liabilities of Sage by virtue of the structure of the distribution), and Sage will indemnify Tarragon Homes for the liabilities retained by Sage. However, the availability of any indemnities will depend upon the future financial strength of the indemnifying party. No assurance can be given that either company will be in a financial position to fund its indemnity obligations. If either company is forced to pay costs that otherwise should have been covered by the indemnity obligation of the other, the financial condition, results of operations and cash flows of the paying company could be materially and adversely affected.
     There are tax risks arising from the distribution that could discourage, delay or prevent a subsequent change in control or acquisition of Tarragon Homes or Sage.
     Under Section 355(e) of the Code, the distribution would be treated as taxable to Sage if one or more persons acquire, directly or indirectly, 50% or more of Tarragon Homes stock or Sage stock, measured by vote or value, as part of a plan or series of related transactions that includes the distribution. For this purpose, in general, any acquisition of Tarragon Homes stock or Sage stock within two years preceding or following the distribution are presumed to be part of that plan or series, although Tarragon Homes or Sage may be able to rebut that presumption. If an acquisition of Tarragon Homes triggers the application of Section 355(e) of the Code, under the tax matters agreement, Tarragon Homes would be required to indemnify Sage for all or part of the resulting tax. This tax risk and the related indemnification obligation might discourage, delay or prevent a change in control or acquisition of either company that the stockholders may otherwise consider favorable.
     Following the distribution, certain members of management and directors of Tarragon Homes and Sage and Tarragon Homes stockholders and Sage stockholders may face actual or potential conflicts of interest.
     Following the distribution, certain members of management and directors of Tarragon Homes and Sage will own both Tarragon Homes common stock and Sage common stock and will be directors of both Tarragon Homes and Sage. As of January 15, 2007, there were 28,707,107 shares of Tarragon common stock outstanding, of which 51.6% were beneficially owned by Tarragon’s controlling stockholders, Mr. William S. Friedman, together with his spouse, Mrs. Lucy N. Friedman, and their family partnership, and Tarragon’s other directors and executive officers. Following the distribution, Mr. and Mrs. Friedman and their family partnership and Tarragon Homes’ other directors and executive officers will beneficially own approximately 51.8% of the outstanding shares of Tarragon Homes common stock, and Mr. and Mrs. Friedman and their family partnership and Sage’s other directors and executive officers will beneficially own approximately 46.3% of the outstanding shares of Sage common stock. In addition, Mr. Friedman and Robert P. Rothenberg will be directors of both Tarragon Homes and Sage.
     This ownership overlap and these common directors could create, or appear to create, potential conflicts of interest when Tarragon Homes’ and Sage’s management and directors face decisions that could have different implications for Tarragon Homes and Sage. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between Tarragon Homes and Sage regarding the terms of the agreements governing the distribution and the relationship between Tarragon Homes and Sage following the distribution. These agreements include, among others, the distribution agreement, the tax matters agreement, the employee matters agreement, the transition services agreement and any commercial agreements between the parties or their affiliates. Potential conflicts of interest could also arise if Tarragon Homes and Sage enter into any commercial arrangements with each other in the future.

     Tarragon Homes and Sage may not enjoy all of the benefits of scale that Tarragon enjoyed prior to the distribution with all of its businesses held in one corporate structure.
     Currently, Tarragon’s businesses share benefits of scope and scale in costs, human capital, vendor relationships and customer relationships. While Tarragon Homes and Sage expect to enter into agreements that will govern a number of their commercial and other relationships following the distribution, those arrangements will not fully capture the benefits that the businesses enjoyed as a result of common ownership prior to the distribution. The loss of these benefits as a consequence of the distribution could materially and adversely affect each of the Tarragon Homes business and the Sage business, and the financial condition and results of operations of Tarragon Homes and Sage following the distribution.
     If the reverse stock split is effected, the resulting market price per share of Sage common stock may not attract institutional investors or investment funds and may not satisfy the investing guidelines of such investors and, consequently, the trading liquidity of Sage common stock may not improve.
     While Tarragon’s board of directors believes that a higher stock price may help generate investor interest, there can be no assurance that the reverse stock split will result in a market price per share of Sage common stock that will attract institutional investors or investment funds or that such price will satisfy the investing guidelines of institutional investors or investment funds. As a result, the trading liquidity of Sage common stock may not necessarily improve.
     A decline in the market price of Sage common stock following the reverse stock split may result in a greater percentage decline than would occur in the absence of the reverse stock split, and the liquidity of Sage common stock could be adversely affected following the reverse stock split.
     If the market price per share of Sage common stock declines following the reverse stock split, the percentage decline may be greater than would occur in the absence of the reverse stock split. The market price per share of Sage common stock will, however, also be based on Sage’s performance and other factors, which are unrelated to the number of shares of Sage common stock outstanding. Furthermore, the liquidity of Sage common stock could be adversely affected by the reduced number of shares that would be outstanding following the reverse stock split.
     If the market price of Sage common stock declines following the reverse stock split, Sage may not be able to meet the continued listing requirements of The NASDAQ Global Select Market.
     There can be no assurance that the market price per share of Sage common stock after the reverse stock split will remain unchanged or increase in proportion to the reduction in the number of shares of Sage common stock outstanding before the reverse stock split. If the market price of Sage common stock declines following the reverse stock split, Sage may not be able to meet the continued listing requirements of The NASDAQ Global Select Market.
Risks Relating to Tarragon Homes Common Stock and Sage Common Stock
     The combined market values of Tarragon Homes common stock and Sage common stock that Tarragon stockholders will hold following the distribution may be less than the market value of Tarragon common stock prior to the distribution.
     If Tarragon completes the distribution, holders of Tarragon common stock prior to the distribution will own a combination of Tarragon Homes common stock and Sage common stock following the distribution. Any number of matters, including the risks described in this proxy statement, may adversely impact the value of Tarragon Homes common stock and Sage common stock following the distribution. Some of these matters may not have been identified by Tarragon prior to the completion of the distribution and, in any event, may not be within Tarragon’s, Tarragon Homes’ or Sage’s control. In the event of any adverse circumstances, facts, changes or effects, the combined market values of Tarragon Homes common stock and Sage common stock held by stockholders following the distribution may be less than the market value of Tarragon common stock prior to the distribution.

     The market price of Tarragon Homes common stock and Sage common stock may experience fluctuations and volatility following the distribution.
     There is currently no public market for Tarragon Homes common stock, and Tarragon cannot predict the range of trading prices of Tarragon Homes common stock following the distribution. Until Tarragon Homes common stock is fully distributed and is traded in an orderly trading market, its market price may fluctuate significantly. Further, there can be no assurance that Tarragon Homes will attract any securities analyst coverage or that an orderly trading market will develop for Tarragon Homes common stock.
     In addition, because of the significant changes that will take place as a result of the distribution, the trading market for Sage common stock following the distribution may be significantly different from that of Tarragon common stock prior to the distribution. For example, the market may view Sage as a “new” company following the distribution. Tarragon does not currently have significant securities analyst coverage, and Sage may not attract any securities analyst coverage following the distribution. Tarragon cannot predict the prices at which Sage common stock will trade following the distribution. Until an orderly trading market for Sage common stock develops following the distribution, the price of Sage common stock may fluctuate significantly. There can be no assurance that an orderly trading market will develop for Sage common stock.
     A variety of factors may have a significant impact on the market price of Tarragon Homes common stock or Sage common stock, including:
•	Tarragon Homes’ or Sage’s financial condition, results of operations and prospects;

•	the publication of earnings estimates or other research reports and speculation in the press or investment community;

•	changes in Tarragon Homes’ or Sage’s industry and competitors;

•	any future issuances of Tarragon Homes common stock or Sage common stock, which may include primary offerings for cash, issuances in connection with business acquisitions and the grant or exercise of stock options from time to time;

•	general market and economic conditions; and

•	realization of any of the risks described in these risk factors.
     In addition, The NASDAQ Global Select Market can experience significant price and volume fluctuations that can be unrelated or disproportionate to the operating performance of the companies listed on The NASDAQ Global Select Market. Broad market and industry factors may negatively affect the market price of Tarragon Homes common stock and Sage common stock regardless of the respective operating performance of each of Tarragon Homes and Sage. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which could harm the Tarragon Homes business or the Sage business.
     There may be substantial changes in the stockholder base of Tarragon Homes and Sage, which may cause the price of each company’s common stock to fluctuate.
     Investors holding Tarragon common stock may hold that common stock because of a decision to invest in a company that operates in multiple markets within the real estate industry. Following the distribution, shares of Tarragon common stock (which will become Sage common stock) will represent an investment in a smaller company with its business concentrated in real estate services businesses. Similarly, shares of Tarragon Homes will represent an investment primarily in a homebuilding business. These changes may not match some holders’ investment strategies or meet minimum criteria for inclusion in stock market indices, which could cause investors to sell their shares of either Tarragon Homes common stock or Sage common stock. Excessive selling pressure could cause the market price of Tarragon Homes common stock or Sage common stock to decrease.

     Shares of common stock eligible for public sale could adversely affect the market price of Tarragon Homes common stock or Sage common stock.
     The market price of Tarragon Homes common stock or Sage common stock could decline as a result of sales or other issuances of a large number of shares in the market or market perception that these transactions could occur, including sales or distributions of shares by one or more of Tarragon Homes’ or Sage’s large or controlling stockholders. Following the distribution and based on holdings of Tarragon common stock as of January 15, 2007, Mr. and Mrs. Friedman and their family partnership and Tarragon Homes’ other directors and executive officers will beneficially own approximately 51.8% of the outstanding shares of Tarragon Homes common stock, and Mr. and Mrs. Friedman and their family partnership and Sage’s other directors and executive officers will beneficially own approximately 46.3% of the outstanding shares of Sage common stock.
     Tarragon has a substantial number of stock options, stock appreciation rights and grants of restricted stock related to Tarragon common stock, and Tarragon Homes and Sage may have the ability to grant a substantial number of stock options in the future under currently effective or proposed incentive plans.
     As of January 15, 2007, under Tarragon’s existing equity plans, various persons, including directors and executive officers of Tarragon, held (1) options to purchase approximately 2,773,829 shares of Tarragon common stock, of which approximately 450,831 options were unvested, (2) outstanding stock appreciation rights covering an additional 280,832 shares of Tarragon common stock, of which approximately 133,425 rights were unvested, and (3) outstanding unvested restricted stock grants of 213,563 shares of Tarragon common stock.
     At least five days prior to the record date for the distribution, each of the (1) outstanding unvested options and stock appreciation rights with an exercise price or grant price that is less than the closing sale price of Tarragon common stock on that date will automatically accelerate and vest in full and become immediately exercisable and (2) unvested restricted stock grants will accelerate and vest in full. In addition, each holder of outstanding options and stock appreciation rights with an exercise price or grant price that is greater than the closing sale price of Tarragon common stock on that date will be entitled to receive a cash payment of $         per share of Tarragon common stock covered by these options or stock appreciation rights and, following receipt of the cash payment, these options and stock appreciation rights will be terminated and canceled.
     In connection with the distribution, Tarragon is seeking approval from the holders of Tarragon common stock of the Tarragon Homes Omnibus Plan and Sage New Omnibus Plan. If the incentive plans are approved by the holders of Tarragon common stock, Tarragon Homes will be entitled to issue up to 3.0 million shares of Tarragon Homes common stock in respect of options, stock appreciation rights and restricted stock, and Sage will be entitled to issue up to         million shares of Sage common stock in respect of options, stock appreciation rights and restricted stock.
     The exercise of outstanding options or stock appreciation rights in respect of Tarragon common stock under existing equity plans, or the future issuance of restricted stock, options or stock appreciation rights (or the exercise of these options or stock appreciation rights) in respect of Tarragon Homes common stock or Sage common stock under the proposed incentive plans would dilute the ownership of the holders of Tarragon Homes common stock and Sage common stock.
     Tarragon Homes’ and Sage’s governing documents will contain anti-takeover provisions that may make it more difficult for a third party to acquire control of either company.
     Tarragon Homes’ amended and restated certificate of incorporation and Sage’s articles of incorporation will contain provisions designed to discourage attempts to acquire control of either company by merger, tender offer, proxy contest or removal of incumbent management without the approval of either company’s board of directors. As a result, a transaction that otherwise might appear to be in the best interests of Tarragon Homes stockholders or Sage stockholders could be discouraged, delayed or prevented altogether, and Tarragon Homes stockholders or Sage stockholders may be deprived of an opportunity to receive a premium for their shares over prevailing market prices. The provisions contained in Tarragon Homes’ amended and restated certificate of incorporation and Sage’s articles of incorporation will include:

•	the requirement of a supermajority vote to make, adopt, alter, amend, change or repeal the company’s bylaws or certain key provisions of the amended and restated certificate of incorporation or articles of incorporation, as applicable, that embody, among other things, the aforementioned anti-takeover provisions;

•	the requirement of a supermajority vote for the removal of a director from the company’s board of directors and certain extraordinary transactions; and

•	the inability of stockholders to call a meeting of stockholders.
     Following the distribution, directors and executive officers of Tarragon Homes will beneficially own approximately 51.8% of the outstanding shares of Tarragon Homes common stock and directors and executive officers of Sage will beneficially own approximately 46.3% of the outstanding shares of Sage common stock. In the light of these shareholdings, these anti-takeover provisions could help entrench Tarragon Homes’ and Sage’s board of directors and may effectively give the management of each of Tarragon Homes and Sage the power to block any attempted change in control, a power that they presently have by virtue of their shareholdings in Tarragon.
Risks Relating to the Tarragon Homes Business
     Tarragon Homes’ substantial indebtedness and high leverage could materially and adversely affect its financial health and prevent it from fulfilling its obligations.
     Tarragon Homes has substantial indebtedness and debt service requirements. As of September 30, 2006, after giving pro forma effect to the distribution:
•	Tarragon Homes’ total consolidated indebtedness was $838.1 million; and

•	Tarragon Homes’ total indebtedness in unconsolidated partnerships and joint ventures was $151.9 million.
     Tarragon Homes’ high degree of leverage could have important consequences, including the following:
•	a substantial portion of Tarragon Homes’ cash flow from operations is dedicated to the payment of principal and interest on Tarragon Homes’ indebtedness, thereby reducing the funds available to it for other purposes;

•	Tarragon Homes’ ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate or other purposes may be impaired in the future;

•	certain of Tarragon Homes’ borrowings are and will continue to be at variable rates of interest, which will expose Tarragon Homes to the risk of increased interest rates; and

•	it may limit Tarragon Homes’ flexibility to adjust to changing economic or market conditions, reduce Tarragon Homes’ ability to withstand competitive pressures and make it more vulnerable to a downturn in general economic conditions.
     Tarragon Homes’ secured credit facilities and the other agreements governing its indebtedness limit, but do not prohibit, Tarragon Homes or its subsidiaries from incurring significant additional indebtedness in the future. Therefore, these risks may increase if Tarragon Homes incurs additional indebtedness.
     Tarragon Homes may not be able to generate sufficient cash flow to fulfill its debt service obligations.
     Tarragon Homes’ ability to make scheduled payments of principal or interest on its indebtedness will depend on its future performance, which, to a certain extent, is subject to general economic conditions, financial, competitive, legislative, regulatory, political, business and other factors. Tarragon Homes believes that cash generated by its business will be sufficient to enable it to make its debt payments as they become due. However, if the Tarragon Homes business does not generate sufficient cash flow or future borrowings are not available in an amount sufficient to enable it to service its indebtedness or to fund its other liquidity needs, Tarragon Homes may not be able to fulfill its debt service obligations.
     The restrictive covenants associated with Tarragon Homes’ outstanding indebtedness may limit its ability to operate its business.
     Tarragon Homes’ existing indebtedness contains various covenants that may limit or restrict the incurrence of additional indebtedness, the creation of liens, mergers, consolidations, dispositions of assets, dividends, redemptions of capital stock, changes in its business or accounting practices, transactions with affiliates and certain other transactions or business activities. In addition, a number of Tarragon Homes’ debt agreements contain covenants that require Tarragon Homes to maintain financial ratios. If Tarragon Homes fails to comply with these covenants, it may be in default, and existing indebtedness could be accelerated and become immediately due and payable.
     Tarragon Homes will be subject to risks associated with construction and development.
     Construction and development activities entail a number of risks, including the following:
•	Tarragon Homes may abandon a project after spending funds and devoting management resources in determining its feasibility or obtaining regulatory clearance, and these costs cannot be recovered;

•	local community or political groups may oppose development or construction at a particular site resulting in delays or abandonment of a project;

•	Tarragon Homes may not be able to obtain, or may be delayed in obtaining, necessary zoning, occupancy or other required governmental permits and authorizations;

•	Tarragon Homes may not be able to obtain sufficient financing on favorable terms, if at all;

•	construction costs may materially exceed Tarragon Homes’ original estimates;

•	Tarragon Homes may encounter shortages of lumber or other construction materials, shortages of labor, labor disputes, unforeseen environmental or engineering problems, work stoppages or natural disasters, which could delay construction and result in substantial cost overruns;

•	Tarragon Homes may not complete construction on schedule; and

•	buyers may be unable to close purchases as agreed.
     The occurrence of any one or more of these events could result in lower than expected returns or cash flows from communities under development, and Tarragon Homes could lose some or all of its investment in those properties, which could materially and adversely affect its growth, business and results of operations.
     The homebuilding industry is highly competitive.
     Homebuilders compete for, among other things, desirable properties, financing, raw materials, skilled labor and purchasers. Tarragon Homes competes both with large homebuilding companies, some of which have greater financial, marketing and sales resources than it does, and with smaller local developers and builders. Tarragon Homes also competes with individual resales of existing homes and with available rental housing. Tarragon Homes competes with all of these homebuilders primarily on the basis of location, price, design, quality, service and reputation. The consolidation of homebuilding companies may increase the financial, marketing and sales resources of Tarragon Homes’ competitors such that they are able to compete more effectively against Tarragon Homes. In addition, there may be new entrants in the markets in which Tarragon Homes currently conducts business.
     Tarragon Homes’ future cash flows may be lower than expected.
     Tarragon Homes uses the percentage-of-completion method of revenue recognition to report revenue and profit from high- and mid-rise residential projects. Under this method of accounting, Tarragon Homes may recognize revenue from sales of homes before those sales have closed. Due to various contingencies, including delayed construction, cost overruns or buyer defaults, it is possible that Tarragon Homes may receive less cash than the amount of revenue already recognized or the cash may be received at a later date than Tarragon Homes expected, which could affect its profitability and ability to pay its debts.
     Governmental laws and regulations may increase Tarragon Homes’ expenses, limit the number of homes that Tarragon Homes can build or delay completion of its projects.
     Tarragon Homes is subject to numerous local, state, federal and other statutes, ordinances, rules and regulations concerning zoning, development, building design, construction and similar matters that impose restrictive zoning and density requirements in order to limit the number of homes that can eventually be built within the boundaries of a particular area. Projects that are not entitled may be subjected to periodic delays, changes in use, less intensive development or elimination of development in certain specific areas due to government regulations. Tarragon Homes may also be subject to delays or may be precluded entirely from developing in certain communities due to building moratoriums or “slow-growth” or “no-growth” initiatives that could be implemented in the future in the states in which it operates. Local and state governments also have broad discretion regarding the imposition of development fees for projects in their jurisdiction. Projects for which Tarragon Homes has received land use and development entitlements or approvals may still require a variety of other governmental approvals and permits during the development process and can also be impacted adversely by unforeseen health, safety and welfare issues, which can further delay these projects or prevent their development. As a result, Tarragon Homes’ sales could decline and its costs could increase, which could negatively affect Tarragon Homes’ results of operations.
     Tarragon Homes’ sales activities may expose it to risks generally associated with homebuilding.
     Tarragon Homes’ homebuilding business entails risks in addition to those associated with development and construction activities, including:
•	market conditions in Tarragon Homes’ target markets may change due to competitive, economic, demographic, geopolitical or other factors, most of which are outside of Tarragon Homes’ control, that may affect demand for homes;

•	Tarragon Homes may not be able to achieve desired sales levels at its homebuilding projects;

•	Tarragon Homes may be exposed to additional credit risk with respect to the individuals to whom it sells homes;

•	customers may be dissatisfied with the homes Tarragon Homes builds, which may result in remediation costs or warranty expenses;

•	Tarragon Homes may be left with unsold inventory, which may result in additional losses due to write downs in inventory, additional costs associated with carrying inventory or sales of units for a significantly lower price than projected; and

•	the long lead-time of homebuilding projects may result in delayed revenue recognition and difficulty in predicting whether there will be sufficient demand for Tarragon Homes’ homes.
     Tarragon Homes may acquire additional rental properties for conversion to condominiums, which could expose Tarragon Homes to additional risks.
     Acquisitions of rental properties for conversion to condominiums involve several risks, including:
•	acquired properties may not perform as well as Tarragon Homes expected or ever become profitable;

•	necessary improvements to acquired properties may ultimately cost significantly more than Tarragon Homes had estimated;

•	unsold inventory may result in additional write downs, additional costs associated with carrying inventory, costs and inefficiencies associated with conversion of unsold inventory into rental units or sales of units for a significantly lower price than projected;

•	the costs of evaluating properties that are not acquired cannot be recovered;

•	condominium conversions require substantial legal and other costs, which may not be recovered; and

•	liabilities to condominium purchasers for warranty claims and latent defects may result in claims in excess of estimates and available insurance.
     If one or more property acquisitions are unsuccessful due to these or other reasons, it may have a material adverse effect on the Tarragon Homes business and the results of operations of Tarragon Homes.
     Tarragon Homes may expand its operations to new markets.
     Tarragon Homes may make investments outside of its existing markets if appropriate opportunities arise. Impediments to success in new markets include:
•	an inability to evaluate accurately local market conditions and local demand trends;

•	an inability to obtain land for development or appropriate acquisition opportunities;

•	an inability to hire and retain key local personnel; and

•	a lack of familiarity with local and regional regulatory processes and governmental authorities.
     Failed projects resulting from expanding into new markets may have a material adverse effect on the Tarragon Homes business and its results of operations. Historical experience in existing markets does not ensure that Tarragon Homes will be able to operate successfully in new markets.
     Tarragon Homes’ net income may fluctuate.
     Tarragon Homes’ revenue may fluctuate as a result of the timing of the completion of projects and unit closings, seasonality of housing demand, the timing and seasonality of construction activity, the condition of the real estate market and the economy in general, material and labor costs and the availability and cost of mortgage financing.
     Increases in interest rates could materially increase Tarragon Homes’ interest expense or could reduce its revenues.
     As of September 30, 2006, after giving pro forma effect to the distribution, Tarragon Homes had approximately $737.2 million of variable rate debt. On that date, Tarragon Homes’ unconsolidated partnerships and joint ventures had an additional $131.3 million of variable rate debt. Tarragon Homes may incur additional variable rate indebtedness in the future. Accordingly, increases in interest rates could materially increase Tarragon Homes’ interest expense, which could materially and adversely affect the Tarragon Homes business and the financial condition and results of operations of Tarragon Homes.
     In addition, many purchasers of condominiums from Tarragon Homes obtain mortgage loans to finance a substantial portion of the purchase price. In general, housing demand is adversely affected by increases in interest rates, housing costs and unemployment and by decreases in the availability of mortgage financing. This general tendency is intensified by the fact that prospective buyers of Tarragon Homes’ homes may be required to sell a home prior to purchasing one of its homes, and buyers for those homes will often require mortgage financing. In addition, there have been discussions of possible changes in the federal income tax laws that would remove or limit the deduction for home mortgage interest. Because of the long-term nature of most development projects and condominium conversions, it may be difficult for Tarragon Homes to adjust its business strategy quickly to compensate for changes in effective mortgage interest rates or tax laws. If effective mortgage interest rates increase, or there is an adverse change in the tax laws, and the ability or willingness of prospective buyers to finance home purchases is adversely affected, Tarragon Homes’ results of operations may also be adversely affected.
     Tarragon Homes may require significant additional financing that may not be available on commercially favorable terms, if at all.
     Tarragon Homes expects to depend primarily on debt financing to fund growth opportunities that may be available to the Tarragon Homes business. In addition, Tarragon Homes may rely in part on cash flows from operations or equity financings to meet additional funding requirements. Tarragon Homes intends to use a substantial portion of this financing for:
•	new construction and development;

•	property acquisitions; and

•	working capital.
     Tarragon Homes cannot predict whether additional sources of financing will be available in the future or the cost of this financing. Tarragon Homes’ access to debt or equity financing depends on lenders’ willingness to lend and on conditions in the capital markets, and Tarragon Homes may not be able to secure additional sources of financing on commercially reasonable terms, if at all. A failure to obtain needed additional financing could have a material adverse effect on management’s ability to grow the Tarragon Homes business and the results of operations of Tarragon Homes and may force Tarragon Homes to curtail its development activities or dispose of properties.
     The regional concentration of Tarragon Homes’ assets may increase the effects of adverse trends in those markets.
     A substantial number of Tarragon Homes’ assets are located in the Northeast, Florida, Tennessee and Texas. Deterioration in economic conditions in any of these specific markets, including business layoffs and downsizing, industry slowdowns, relocations or closings of businesses, geopolitical factors, changing demographics or oversupply of or reduced demand for real estate, may impair Tarragon Homes’ sales prices at homebuilding projects in those markets and its results of operations and cash flows.
     Tarragon Homes will be subject to environmental laws and regulations, and its properties may have environmental or other contamination.
     Tarragon Homes will be subject to various federal, state and local laws, ordinances, rules and regulations concerning protection of public health and the environment. These laws may impose liability on property owners for the costs of removal or remediation of hazardous or toxic substances on real property, without regard to whether the owner knew of, or was responsible for, the presence of the hazardous or toxic substances. The presence of, or the failure to properly remediate, such substances may materially and adversely affect the value of a property, as well as Tarragon Homes’ ability to sell the property or individual condominium units, or to borrow funds using that property as collateral. Environmental claims will generally not be covered by Tarragon Homes’ insurance programs.
     The particular environmental laws that apply to any given homebuilding site vary according to the site’s location, its environmental condition and the present and former uses of the site, as well as adjoining properties. Environmental laws and conditions may result in delays, may cause Tarragon Homes to incur substantial compliance and other costs and can prohibit or severely restrict homebuilding activity in environmentally sensitive regions or areas, which could materially and adversely affect Tarragon Homes’ results of operations.
     Tarragon Homes’ success will depend on key executive officers and personnel.
     Tarragon Homes’ success will depend on the efforts and abilities of its executive officers and other key employees, many of whom have significant experience in developing residential and commercial properties. In particular, Tarragon Homes will depend on the services of Robert P. Rothenberg, president and chief executive officer and a director of Tarragon Homes; Ron Leichtner, executive vice president of finance; William Rosato, executive vice president of construction; and Todd M. Schefler, executive vice president of Tarragon Homes and president of Tarragon Development Corporation, Tarragon Homes’ wholly owned development subsidiary. The loss of the services of any of these executives or other key personnel, for any reason, could have a material adverse effect upon the Tarragon Homes business and the financial condition and results of operations of Tarragon Homes.
     Tarragon Homes’ principal stockholders will effectively control corporate actions, and their interests may differ from yours.
     William S. Friedman, Tarragon Homes’ chairman of the board, and his spouse, Lucy N. Friedman, together with their family partnership, will beneficially own approximately 43.2% of the outstanding shares of Tarragon Homes common stock following the distribution. Accordingly, Mr. and Mrs. Friedman will effectively be in a position to elect the members of Tarragon Homes’ board of directors and will have substantial influence over Tarragon Homes’ management and affairs. In addition, they will effectively have veto power over a broad range of corporate actions requiring more than a simple majority vote to be contained in Tarragon Homes’ amended and restated certificate of incorporation, including, without limitation, mergers, business combinations, change-in-control transactions, substantial asset sales and other similar and extraordinary corporate transactions that can affect the value of Tarragon Homes common stock.
Risks Relating to the Sage Business
     Sage’s substantial indebtedness and high leverage could adversely affect its financial health and prevent it from fulfilling its obligations.
     Sage has substantial indebtedness and debt service requirements. As of September 30, 2006, after giving pro forma effect to the distribution, Sage’s total consolidated indebtedness was $738.8 million.
     Sage’s high degree of leverage could have important consequences, including the following:
•	a substantial portion of Sage’s cash flow from operations is dedicated to the payment of principal and interest on Sage’s indebtedness, thereby reducing the funds available to it for other purposes;

•	Sage’s ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate or other purposes may be impaired in the future;

•	certain of Sage’s borrowings are and will continue to be at variable rates of interest, which will expose Sage to the risk of increased interest rates; and

•	it may limit Sage’s flexibility to adjust to changing economic or market conditions, reduce Sage’s ability to withstand competitive pressures and make it more vulnerable to a downturn in general economic conditions.
     These risks may increase if Sage incurs additional indebtedness.

     Sage may not be able to generate sufficient cash flow to fulfill its debt service obligations.
     Sage’s ability to make scheduled payments of principal or interest on its indebtedness will depend on its future performance, which, to a certain extent, is subject to general economic conditions, financial, competitive, legislative, regulatory, political, business and other factors. Sage believes that cash generated by its business will be sufficient to enable it to make its debt payments as they become due. However, if the Sage business does not generate sufficient cash flow or future borrowings are not available in an amount sufficient to enable it to service its indebtedness or to fund its other liquidity needs, Sage may not be able to fulfill its debt service obligations.
     Increases in interest rates could materially increase Sage’s interest expense or could reduce its revenue.
     As of September 30, 2006, after giving pro forma effect to the distribution, Sage had approximately $183.6 million of variable rate debt. Sage may incur additional variable rate indebtedness in the future. Increases in interest rates could materially increase Sage’s interest expense, which could adversely affect Sage’s financial condition and results of operations.
     Sage may require significant additional financing that may not be available on commercially favorable terms, if at all.
     Sage expects to depend primarily on non-recourse debt financing to fund growth opportunities that may be available to the Sage business. In addition, Sage may rely in part on cash flows from operations or equity financings to meet additional funding requirements. Sage intends to use a substantial portion of this financing for business acquisitions and working capital. Sage cannot predict whether additional sources of financing will be available in the future or the cost of this financing. Sage’s access to debt or equity financing depends on lenders’ willingness to lend and on conditions in the capital markets, and Sage may not be able to secure additional sources of financing on commercially reasonable terms, if at all. A failure to obtain needed additional financing could have a material adverse effect on management’s ability to grow the Sage business and the results of operations of Sage and may force it to dispose of properties.
     Sage’s growth strategy is dependent on its ability to identify, acquire and integrate suitable acquisition candidates.
     Sage’s ability to execute its growth strategy depends in part on its ability to identify and acquire suitable acquisition candidates. There can be no assurance that Sage will finalize and close any transactions or be able to identify suitable acquisition candidates or, if such candidates are identified, to negotiate their acquisition at prices or on terms and conditions favorable to Sage. Sage’s failure to implement its acquisition strategy successfully could limit its potential growth.
     Sage competes for acquisition candidates with other entities, some of which have greater financial resources. Increased competition for acquisition candidates may result in fewer acquisition opportunities being available to Sage, as well as less attractive acquisition terms, including increased purchase prices. These circumstances may increase acquisition costs to levels that are beyond Sage’s financial capability or pricing parameters or that could materially and adversely affect its business, financial condition and results of operations.
     Sage may not be able to sell its apartment communities at the desired time or price.
     Because of the lack of liquidity of real estate investments generally, Sage’s ability to respond to changing circumstances may be impaired. Real estate assets generally cannot be sold quickly. Sage cannot predict whether there will be a market for its real estate assets, or whether it will be able to sell them at a price equal to its estimates of their value or at a price that will allow Sage to fully recoup its investment. Sage may not be able to realize the full potential value of its real estate assets, and in some cases Sage will incur costs related to the early pay-off of the debt secured by such assets.
     The regional concentration of Sage’s assets may increase the effects of adverse trends in those markets.
     A substantial number of Sage’s assets are located in and its real estate services business focuses on the management of properties located in Connecticut, Florida, Tennessee and Texas. Deterioration in economic conditions in any of these specific markets, including business layoffs and downsizing, industry slowdowns, relocations or closings of businesses, changing demographics or oversupply of or reduced demand for real estate, may impair:
•	occupancy levels and rental rates in Sage’s rental real estate portfolio;

•	Sage’s ability to attract new tenants and to collect rent from existing tenants;

•	revenues from Sage’s property management and condominium services businesses; and

•	Sage’s results of operations and cash flows.
     Fluctuations in real estate values may require Sage to write down the book value of its real estate assets.
     Under GAAP, Sage is required to assess the impairment of its long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that could trigger an impairment review include significant underperformance relative to minimum future results of operations, significant change in the manner of use of the asset, significant technological or industry changes or changes in the strategy for the Sage business. When Sage determines that the carrying value of certain long-lived assets is impaired, an impairment loss equal to the excess of the carrying value of the asset over its estimated fair value is recognized. These impairment charges would be recorded as operating losses. See “Management’s Discussion and Analysis of Tarragon’s Financial Condition and Results of Operations.” Any material write-downs of assets could materially and adversely affect Sage’s financial condition and earnings.
     Sage is subject to environmental laws and regulations, and its properties may have environmental or other contamination.
     Sage is subject to various federal, state and local laws, ordinances, rules and regulations concerning protection of public health and the environment. These laws may impose liability on property owners or operators for the costs of removal or remediation of hazardous or toxic substances on real property, without regard to whether the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. The presence of, or the failure to properly remediate, such substances may materially and adversely affect the value of a property, as well as Sage’s ability to sell the property, lease apartments or borrow funds using that property as collateral. Environmental claims are generally not covered by Sage’s insurance programs.
     The laws, ordinances, rules and regulations governing the removal, encapsulation and disturbance of asbestos containing materials, or ACMs, may impose liability on owners or operators for the release of ACMs when such materials are disturbed in connection with the renovation of an existing building or apartment community. Sage has programs in place to maintain and monitor ACMs in the properties where ACMs are present. However, in 2006, pursuant to an agreement with the United States Attorney for the Southern District of Florida, Tarragon Management, Inc., or TMI, entered into a plea of guilty with respect to one felony count for failure to comply with the Clean Air Act Work Practice Standards for Asbestos in connection with the renovation of an apartment community undergoing conversion to condominiums. TMI agreed to pay a $1.0 million fine and received a five-year probation period. It also agreed to institute a comprehensive environmental compliance program, under the supervision of the court and the EPA. TMI will be a wholly owned subsidiary of Sage following the distribution, and this compliance program will continue to be applicable to all properties under Sage’s management following the distribution.
     In recent years, there has been a widely publicized proliferation of mold-related claims by tenants, employees and other building occupants. When Sage identifies any measurable presence of mold, whether or not a claim is made, it undertakes remediation it believes to be appropriate for the circumstances encountered. There is little in the way of government standards, insurance industry specifications or other generally accepted guidelines dealing with mold propagation. Although considerable research into mold toxicity and exposure levels is underway, it may be several years before definitive standards are available to property owners against which to evaluate risk and design remediation practices.

     Sage’s principal stockholders effectively control corporate actions, and their interests may differ from yours.
     William S. Friedman, Sage’s chairman of the board and chief executive officer, his spouse, Lucy N. Friedman, and their family partnership, will beneficially own approximately 43.2% of the outstanding Sage common stock following the distribution. Accordingly, Mr. and Mrs. Friedman will effectively be in a position to elect the members of Sage’s board of directors and will have substantial influence over Sage’s management and affairs. In addition, they will effectively have veto power over a broad range of corporate actions requiring more than a simple majority vote presently contained in Sage’s articles of incorporation, including, without limitation, mergers, business combinations, change-in-control transactions, substantial asset sales and other similar and extraordinary corporate transactions that can affect the value of Sage common stock.
Risks Relating to the Tarragon Homes Business and the Sage Business Generally
     Tarragon Homes and Sage are subject to all of the risks that affect real estate businesses generally.
     General factors that may materially and adversely affect the Tarragon Homes business and the Sage business include:
•	a decline in the economic conditions in one or more of Tarragon Homes’ or Sage’s primary markets;

•	an increase in competition for, or a decrease in demand by, homebuyers and tenants in Tarragon Homes’ or Sage’s primary markets;

•	an increase in interest rates;

•	the adoption on the local, state or national level of more restrictive laws and governmental regulations, including more restrictive zoning, land use or environmental regulations and increased real estate taxes;

•	increased restrictions on the availability of credit;

•	possible losses from fire, flood, hurricane or other catastrophe; and

•	terrorist activities or other acts of violence or war in the United States, the continuation or escalation of world geopolitical tensions or the occurrence of such activities or acts that may impact Tarragon Homes’ or Sage’s properties or the general economy.
     Property ownership through partnerships and joint ventures generally limits control of those investments and entails other risks.
     Tarragon Homes and Sage hold properties in a number of consolidated and unconsolidated partnerships and joint ventures in which outside partners may have significant decision-making authority and voting rights. Partnerships and joint ventures involve risks not otherwise present when such properties are held wholly and directly by Tarragon Homes and Sage. Tarragon Homes’ or Sage’s partners might become bankrupt or might have or develop different interests or goals, or might take action contrary to Tarragon Homes’ or Sage’s instructions, requests, policies or investment objectives. Another risk of ownership through a partnership investment is the possibility of an impasse on decisions, such as a sale or refinancing, or disputes with partners over the appropriate pricing and timing of any sale or refinancing. In addition, joint venture and partnership agreements typically contain provisions restricting the ability of partners to transfer interests in the joint venture or partnership and may contain “buy-sell” provisions, which, under certain circumstances, permit a partner to initiate an offer to buy the other partner’s interests or to sell its interests to the other partner, at the other partner’s option. Buy-sell provisions may result in Tarragon Homes and Sage buying or selling interests in a project at a different time or at a different valuation than Tarragon Homes and Sage otherwise would have chosen, and Tarragon Homes and Sage may not have sufficient available funds to make a purchase pursuant to these provisions. There is no limitation under Tarragon Homes’ and Sage’s organizational documents or loan agreements as to the amount of funds that may be invested in partnerships or joint ventures.
     Increased insurance costs and reduced insurance coverage may affect Tarragon Homes’ and Sage’s results of operations and increase their potential exposure to liability.
     In recent years, the cost of insurance has risen, deductibles and retentions have increased and the availability of insurance has diminished. In addition, there are some risks of loss for which Tarragon Homes and Sage may be unable to purchase insurance coverage. For example, losses associated with landslides, earthquakes and other geologic events may not be economically insurable, and other losses, such as those arising from terrorism or from the presence of mold in rental properties or for-sale homes, may not be economically insurable. Significant increases in Tarragon Homes’ and Sage’s cost of insurance coverage, significant limitations on coverage or a material uninsured loss could materially and adversely affect their respective business, financial condition and results of operations.
     Tarragon has engaged in the past, and Tarragon Homes and Sage will continue to engage following the distribution, in transactions with related parties, which may cause a conflict of interest and negatively affect the Tarragon Homes business and the Sage business.
     Tarragon has engaged in the past, and Tarragon Homes and Sage will continue to engage following the distribution, in transactions with related parties. These related-party transactions will include ongoing financial arrangements with several members of Tarragon Homes’ and Sage’s board and senior management, including a $20 million unsecured loan extended to Tarragon Homes by affiliates of Mr. and Mrs. Friedman and a $20 million unsecured loan extended to Sage by affiliates of Mr. and Mrs. Friedman, each of which will have been approved by Tarragon Homes’ board of directors and Sage’s board of directors, as applicable. See the information under the captions “Certain Relationships and Related Transactions,” “Certain Information About Tarragon Homes — Certain Tarragon Homes Relationships and Related Transactions” and “Certain Information About Sage — Certain Sage Relationships and Related Transactions” for a description of these and other transactions with related parties. Tarragon Homes and Sage believe that these related-party transactions are advantageous to and in the best interest of each company. However, there may be instances when the interests of these related parties are inconsistent with or adverse to the interests of Tarragon Homes and Sage and the stockholders of each company, and as a result, these transactions may cause a conflict of interest. Any conflict of interest, or appearance of a conflict of interest, could negatively affect investor interest in Tarragon Homes and Sage and therefore Tarragon Homes’ and Sage’s business, financial condition and results of operations.

INFORMATION REGARDING THE MEETING
Date, Time and Place of the Meeting
     The Tarragon meeting of stockholders relating to the distribution, the charter amendment and reverse stock split and the incentive plans will be held at Tarragon’s executive offices located at 423 West 55th Street, 12th Floor, New York, New York 10019, on           , 2007, at           , New York City time.
Matters for Consideration at the Meeting
     At the meeting, Tarragon’s board of directors will ask holders of Tarragon common stock to consider and vote on the proposals: (1) to approve the distribution to the holders of the outstanding shares of Tarragon common stock of all of the outstanding shares of Tarragon Homes common stock on a pro rata basis, to be completed in accordance with the terms of a distribution agreement entered into between Tarragon and Tarragon Homes; (2) to approve the charter amendment to, immediately following the distribution, change the name of Tarragon to “Sage Residential, Inc.” and effect the reverse stock split of Sage common stock, whereby           shares of Sage common stock will be combined and converted into one share of Sage common stock; (3) to adopt the Tarragon Homes Omnibus Plan to be effective immediately following the distribution; and (4) to adopt the Sage New Omnibus Plan to be effective immediately following the distribution.
     TARRAGON’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE PROPOSALS RELATED TO THE DISTRIBUTION, THE CHARTER AMENDMENT AND REVERSE STOCK SPLIT AND THE INCENTIVE PLANS.
Meeting Record Date; Stockholders Entitled to Vote; Voting Rights
     Tarragon’s board of directors has fixed the close of business on           , 2007 as the record date for determining the holders of record of Tarragon common stock entitled to receive notice of, and to vote at, the meeting. Only holders of record of shares of Tarragon common stock at the close of business on the record date are entitled to notice of, and to vote at, the meeting. Holders of Tarragon 10% cumulative preferred stock are not entitled to vote on any of the proposals.
     As of the meeting record date, there were           shares of Tarragon common stock issued and outstanding. Holders of Tarragon common stock are entitled to one vote for each share of Tarragon common stock they hold as of the meeting record date.
     The presence, in person or by proxy, of the holders of a majority of the shares of Tarragon common stock entitled to vote at the meeting is necessary to constitute a quorum to conduct business at the meeting. Abstentions and broker non-votes will be counted as present and entitled to vote for purposes of determining a quorum. A broker non-vote occurs when a nominee (like a broker or bank) holding shares in “street name” as the registered holder for a beneficial owner does not vote on the proposal because the nominee has not received voting instructions from the beneficial owner.
Required Vote
     Approval of the distribution and the charter amendment and reverse stock split requires the affirmative vote of the holders of a majority of the total number of shares of Tarragon common stock that are outstanding on the record date for the Tarragon meeting of stockholders. Approval of the incentive plans requires the affirmative vote of a majority of the votes cast by holders of Tarragon common stock entitled to notice of, and to vote at, the Tarragon meeting of stockholders. If the distribution, the charter amendment and reverse stock split and the incentive plans are not approved by the required vote of holders of Tarragon common stock, the distribution will not be completed and the charter amendment and reverse stock split and the incentive plans will not be put into effect. If you execute and return your proxy without indicating how you want to vote, your shares will be voted by proxy FOR the distribution, the charter amendment and reverse stock split and the incentive plans. Abstentions and broker non-votes will have the same effect as votes cast against the distribution and the charter amendment and reverse stock split.

Voting by Proxy
     By executing and returning your proxy (either by returning the proxy card or by submitting your proxy electronically by Internet or by telephone), you appoint William S. Friedman, Tarragon’s chairman and chief executive officer, and Carl B. Weisbrod, a Tarragon director, to represent you at the meeting and direct them to vote your shares at the meeting. Shares of Tarragon common stock represented by proxy will be voted by the proxy holders at the meeting in accordance with the instructions indicated in the proxy appointment.
     Stockholders of record may vote by proxy in one of three ways:
•	BY TELEPHONE: Call toll-free 1-800-PROXIES (1-800-776-9437) from any touch-tone telephone and follow the instructions;

•	BY INTERNET: Go to http://www.voteproxy.com website and follow the on-screen instructions; or

•	BY MAIL: mark, sign, date and promptly return your proxy card in the postage-paid envelope provided.
     Stockholders voting by telephone or Internet should have their proxy card available when they call or access the website. The Internet and telephone voting procedures are designed to authenticate stockholder’s identities, to allow stockholders to give voting instructions and to confirm that stockholders’ instructions have been recorded properly. Stockholders voting by Internet should understand that there may be costs associated with electronic access, like usage charges from Internet access and telephone or cable service providers, that must be borne by the stockholders.
     If your shares are held in “street name” through a broker, bank or other holder of record, you will receive instructions from the registered holder that you must follow in order for your shares to be voted for you by that record holder. Telephone and Internet voting is also offered to stockholders who own their shares of Tarragon common stock through certain banks and brokers.
How to Revoke Your Proxy
     You may revoke your proxy at any time before its exercise at the meeting by either:
•	giving written notice of revocation to the corporate secretary of Tarragon;

•	executing and delivering a later-dated, signed proxy card or a written revocation or submitting a later-dated proxy by Internet or by telephone before the meeting; or

•	voting in person at the meeting.
     Your attendance at the meeting will not, by itself, revoke your proxy. If you have instructed your broker to vote your shares, you must follow the directions received from your broker to change those voting instructions.
     Any written notices of revocation or other communications relating to revocation of proxies should be sent to Tarragon Corporation, 3100 Monticello Avenue, Suite 200, Dallas, Texas 75205, Attention: Corporate Secretary, so that they are received before the meeting.
Other Matters
     Tarragon’s board of directors is not currently aware of any business to be acted upon at the meeting other than as described in this proxy statement. If, however, other matters are properly brought before the meeting, the persons appointed as proxies will have discretion to vote or act on those matters according to their best judgment.
Proxy Solicitation Costs
     Tarragon will bear the cost of soliciting proxies. In addition to the solicitation of stockholders by mail and electronic delivery, proxies may be solicited by telephone, facsimile, personal contact and similar means by directors, officers or employees of Tarragon, none of whom will be specially compensated for those activities. Upon request, Tarragon will reimburse brokers, dealers, banks or similar entities acting as nominees for their reasonable expenses incurred in forwarding copies of the proxy materials to the beneficial owners of the shares of Tarragon common stock they hold of record.

THE DISTRIBUTION PROPOSAL
Background and Reasons for the Distribution
     Tarragon, directly and through its subsidiaries, currently engages in:
•	its homebuilding business, which develops, renovates, builds and markets homes in high-density, urban locations and in master-planned communities; and

•	its real estate services business, which provides asset and property management, leasing and renovation services to residential and commercial properties, including 10,621 rental apartments located in Alabama, Connecticut, Florida, New Jersey, Texas, Michigan, Rhode Island, Tennessee, Maryland, Oklahoma and Georgia that it owns, together with 4,742 apartment units in condominium conversion projects and 1,086 apartment units owned by third parties.
     Tarragon’s board of directors has decided, for the reasons discussed below, to distribute to holders of Tarragon common stock all of the outstanding shares of Tarragon Homes common stock. Following the distribution, Tarragon Homes will conduct the Tarragon Homes business, and Tarragon will be renamed “Sage Residential, Inc.” and will conduct the Sage business.
     Tarragon’s board of directors regularly evaluates alternatives that might be available to enhance stockholder value. In this regard, beginning in late 2004, Tarragon’s board of directors focused on maximizing prospects for growing the homebuilding business in light of then-existing market conditions. In March 2005, after considering the advice of its advisors, Tarragon’s board of directors authorized management to act on a plan to divest certain non-core commercial properties and apartment communities as part of a strategic plan to redeploy capital from its real estate services business to the homebuilding business. Tarragon identified as non-core commercial properties and apartment communities located outside of core markets or that were otherwise less efficient for Tarragon to manage and marketed those properties for sale. By December 31, 2005, Tarragon had divested over 60% of its non-core properties and used the cash proceeds from such divestitures to expand homebuilding operations, reduce debt and repurchase common stock. In furtherance of its strategic plan to deploy capital from its real estate services business into Tarragon’s homebuilding business, in November 2005, the board of directors approved a $391 million financing with General Electric Capital Corporation of 23 core properties located in Connecticut, Texas, Tennessee, Georgia, Maryland, Alabama and Florida.
     In early 2006, the Tarragon board of directors initiated a review of strategic issues and alternatives that might be available to enhance stockholder value in light of the implementation of the divestiture strategy described above and the potential for growing the homebuilding business if that business were able to pursue financing on a stand-alone basis. Among the transactions considered in this process were capital markets transactions and spin-offs or split-offs of the Tarragon Homes business and the Sage business. At this time, the board determined that it would be appropriate to pursue the separation of the homebuilding business and the real estate services business. In this regard, at a meeting held on April 25, 2006, the Tarragon board of directors directed management to analyze the feasibility of separating Tarragon into two independent public companies through a potential spin-off transaction, and authorized management to explore this possibility. Tarragon’s management retained outside legal counsel and began to explore the concept of a spin-off, or distribution, reporting to the board of directors on its progress at the meetings of Tarragon’s board of directors throughout the second half of 2006. During this time, Tarragon’s management and advisors addressed business, legal and financial issues and prepared the necessary documentation to effect the distribution. On November 13, 2006, Tarragon publicly announced its intention to pursue the distribution in 2007, subject to receipt of stockholder approval and subject to Tarragon’s board of directors’ absolute discretion to terminate, abandon or delay the proposed distribution at any time. At a meeting of Tarragon’s board of directors held on February 5, 2007, the board of directors determined that it was in the best interests of Tarragon and its stockholders to pursue the distribution, subject to the board’s continued discretion to terminate, abandon or delay the distribution. The board of directors approved the distribution pursuant to the terms of the distribution agreement and authorized management to take all actions necessary or desirable to complete the distribution.

Reasons for the Recommendation of Tarragon’s Board of Directors
     Tarragon’s board of directors believes that the distribution is in the best interests of both Tarragon and its stockholders and that the distribution will, among other things, provide both the Tarragon Homes business and the Sage business with direct and differentiated access to financing and the capital markets, allow each company to grow through acquisitions appropriate to its business and prospects and provide each company with the opportunity to align management incentives with the performance of its business.
     The following discussion of the information and factors that Tarragon’s board of directors considered in approving the distribution is not intended to be exhaustive. In view of the wide variety of factors considered in connection with the evaluation of the distribution and the complexity of these matters, Tarragon’s board of directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, the individual members of Tarragon’s board of directors may have given different weight to different factors. These factors include the following expectations of management, which are discussed in greater detail below:
•	the distribution will provide both the Tarragon Homes business and the Sage business with direct and differentiated access to financing and the capital markets;

•	each of Tarragon Homes and Sage will become a more capable acquisition vehicle, and each will have the opportunity to structure acquisitions in a manner appropriate to its business and prospects;

•	the distribution will provide Tarragon Homes and Sage with the opportunity to align management incentives with the performance of their respective businesses;

•	the distribution will provide investors with two separately focused investment options that may be more attractive to investors than one combined company; and

•	because the Tarragon Homes business and the Sage business are substantially different, they will each perform best under distinct strategies that are managed independently.
     The distribution will provide both the Tarragon Homes business and the Sage business with direct and differentiated access to financing and the capital markets.
     As independent companies, Tarragon Homes and Sage will each be able to access markets directly to issue debt or equity securities without regard to constraints it might otherwise be subject to in a combined company.
     The Tarragon Homes business has historically borrowed funds on a recourse basis, and the Sage business has historically borrowed funds on a non-recourse basis. Recourse lenders have generally required a security interest in certain specific assets of the Tarragon Homes business, as well as a general creditor interest in all of Tarragon’s assets, including assets comprising the Sage business. The non-recourse lenders generally have not required a general creditor interest in all of Tarragon’s assets, but rather have received only a security interest in specified properties of the Sage business. The debt covenants required by recourse lenders of the Tarragon Homes business have taken into consideration all of the assets held by Tarragon affiliates and all of the liabilities, including non-recourse liabilities of the Sage business, owed by Tarragon affiliates. In contrast, non-recourse lenders of the Sage business have historically permitted the Sage business to borrow against specified assets, causing the Sage business, standing alone, to have a higher debt-to-equity ratio and debt-to-EBITDA ratio than the Tarragon Homes business.
     As a result of the debt covenants required by recourse lenders of Tarragon Homes, the presence of the Sage business, and specifically the Sage business liabilities, on the same consolidated balance sheet as the Tarragon Homes business limits the amount of debt Tarragon Homes may borrow for use in the Tarragon Homes business. Following the distribution, the Sage business, and specifically the Sage business liabilities, will no longer be on the Tarragon Homes balance sheet, and Tarragon Homes should be able to incur indebtedness on better terms than the Tarragon Homes business was permitted to borrow prior to the distribution. In addition, Sage will no longer be subject to the debt covenants required by recourse lenders of Tarragon Homes and should also be able to incur additional non-recourse indebtedness, borrowing primarily against specified assets.

     Each of Tarragon Homes and Sage will become a more capable acquisition vehicle, and each will have the opportunity to structure acquisitions in a manner appropriate to its business and prospects.
     Following the distribution, Sage intends to pursue acquisitions of other real estate management and services businesses. Sage believes that there are a number of companies within the fragmented real estate management and services industry that may be acquisition candidates, and that potential targets will be more attracted to an acquirer that operates exclusively in the real estate services industry rather than a consolidated entity that operates in both the homebuilding industry and real estate services industry. Following the distribution, Sage will have the ability to offer target stockholders separately focused equity. In addition, Sage will no longer be subject to the debt covenants required by recourse lenders of Tarragon Homes and will be able to finance acquisitions in a manner that preserves capital with less dilution of its stockholders’ interests.
     In addition, following the distribution, Tarragon Homes’ financial statements with respect to key financial indicators, including debt-to-equity and debt-to-EBITDA ratio, will improve as compared to Tarragon prior to the distribution, which may make Tarragon Homes more easily comparable to its homebuilding peers and therefore better understood by lenders and more attractive to investors. Accordingly, following the distribution, Tarragon Homes believes that it will have more flexibility in financing its growth and any future acquisitions.
     Each of Tarragon Homes and Sage believes it can achieve significant economies of scale through acquisitions and that efficiencies resulting from these economies of scale will result in significant cost savings, increased profitability and the strengthening of its position in its respective industry.
     The distribution will provide Tarragon Homes and Sage with the opportunity to align management incentives with the performance of their respective businesses.
     Following the distribution, Tarragon Homes and Sage will be able to better align management incentives with the performance of their respective businesses. Senior managers of Tarragon Homes and Sage can expect their performance to be reflected more directly in the market price of Tarragon Homes common stock and Sage common stock, respectively, than in the market price of the combined company’s common stock. As a result, Tarragon believes that separately focused equity incentives, such as stock options and restricted stock, of Tarragon Homes and Sage will better motivate management and improve each company’s performance.
     The distribution will provide investors with two separately focused investment options that may be more attractive to investors than one combined company.
     Separating Tarragon Homes into an independent, publicly traded company will provide investors with the opportunity to invest in each of the Tarragon Homes business and the Sage business individually, rather than as a combined company. Tarragon’s board of directors believes that investments in Tarragon Homes, a homebuilding company, and Sage, a real estate services company, may be more attractive to certain types of investors and that the distribution will therefore increase the demand for each company’s shares. In addition, Tarragon believes that the creation of separately focused equity for each company may generate additional investor interest in Tarragon Homes as a focused homebuilding company and Sage as a focused real estate services company, each of which Tarragon believes will be easier to analyze and compare to other companies within its respective industry sector. As a result, Tarragon Homes and Sage as separate businesses may be more attractive to investors than as one combined company.
     Because the Tarragon Homes business and the Sage business are substantially different, they will each perform best under distinct strategies that are managed independently.
     Historically, the Tarragon Homes business has exhibited different financial and operating characteristics than the Sage business. The Sage business has been financed almost entirely with non-recourse, project-based mortgage loans, while the Tarragon Homes business has utilized recourse construction, acquisition and land loans, as well as cash flows from operations. The Tarragon Homes business and the Sage business will each be more focused as a separate company, which will better allow each company to make necessary changes to its business and operations and to better respond as the industries in which it operates continue to change. In addition, both Tarragon Homes and Sage expect to have increased management attention and better use of financial resources as a result of their having board and management teams focused on their respective businesses. The distribution will allow each company to better align management’s attention and resources to independently pursue opportunities in its business and to more actively manage cost structure. Tarragon believes that each of Tarragon Homes and Sage will be able to make decisions more quickly, deploy resources more rapidly and efficiently and operate with more agility than either business could as part of a combined organization.
     Tarragon’s board of directors considered all of these factors, as well as the advice of its financial advisor referred to below, in connection with its decision to proceed with the distribution and in determining that the distribution is in the best interests of Tarragon and its stockholders. In this regard, Tarragon’s board of directors did not assign any particular weight to specific factors, and individual directors may have assigned different weights to different factors.
Vote Required
     Approval of the distribution requires the affirmative vote of a majority of the total number of shares of Tarragon common stock that are outstanding on the record date for the Tarragon meeting of stockholders.
     TARRAGON’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE DISTRIBUTION PROPOSAL AT THE MEETING.
Review of Financial Advisor
     As described below, in connection with its evaluation of the distribution, Tarragon’s board of directors engaged and received a consulting report from Travis Wolff.
     Travis Wolff’s consulting report dated             , 2007 concludes that the fair value of Tarragon’s real estate assets at December 31, 2006 exceed Tarragon’s related mortgage loans and identified contingent liabilities.
     The full text of the form of consulting report is set forth in Annex E to this proxy statement, and this summary is qualified in its entirety by reference to the text of that report. Travis Wolff has consented to the inclusion of this summary in, and the attachment of its report to, this proxy statement. Travis Wolff’s engagement does not include reporting on events and transactions subsequent to the date of the report. Accordingly, Travis Wolff has no responsibility to update this report for events and circumstances after the date of this report.
     In reaching its conclusion, Travis Wolff received from Tarragon’s management, without independent verification, certain real estate operating data. The conclusion of Travis Wolff is solely based on and derived from assumptions and key factors which include analysis, prospective financial calculations and market research. Tarragon did not request that Travis Wolff make any physical inspection or engage independent appraisals of its properties or liabilities, whether contingent or otherwise. In rendering its conclusion, Travis Wolff derived a range of fair values of the real estate assets.
     For purposes of Travis Wolff’s report, the term “fair value” is as defined in Statement of Financial Accounting Standard No. 157, “Fair Value Measurements.”
     In addition, the stated mortgage loans and identified contingent liabilities were provided to Travis Wolff by Tarragon’s management, upon which Travis Wolff relied, without independent verification. No other liabilities have been considered.
     Travis Wolff’s services were conducted in accordance with Standards on Consulting Services and Code of Professional Conduct Rules 201 and 202 established by the American Institute of Certified Public Accountants.
     Travis Wolff was retained to render its conclusion because of its qualifications and expertise in real estate analysis. Travis Wolff will receive customary fees, including reimbursement of expenses, for its services as financial advisor related to the distribution. Travis Wolff has provided other consulting services to Tarragon in the past.
Comparative Market Value of Securities
     On November 10, 2006, the last trading day of The NASDAQ Global Select Market before the public announcement of the distribution, the closing sale price per share of Tarragon common stock was $9.36.
     On February 8, 2007, the last trading day of The NASDAQ Global Select Market before the date of filing of this proxy statement, the closing sale price per share of Tarragon common stock was $11.67. There is currently no trading market for Tarragon Homes common stock.

THE DISTRIBUTION
Background
     On November 13, 2006, Tarragon publicly announced that its board of directors had authorized management to pursue a plan that would result in Tarragon becoming two independent, publicly traded companies, and on February 5, 2007, Tarragon’s board of directors approved the distribution. As a result of the distribution, holders of Tarragon common stock will own 100% of the outstanding shares of Tarragon Homes. Tarragon intends to obtain an opinion from its tax counsel that, for U.S. federal income tax purposes, the distribution will be tax-free to Tarragon and its stockholders under Sections 361 and 355 of the Code.
Form of Transaction
     The distribution is the method by which Tarragon will be separated into two independent, publicly traded companies, Tarragon Homes and Sage. In connection with the distribution, Tarragon will distribute to each holder of Tarragon common stock one share of Tarragon Homes common stock for each share of Tarragon common stock owned on the record date for the distribution. Immediately following the distribution, Tarragon will change its name to “Sage Residential, Inc.” and effect a one-for-         reverse stock split. Following the distribution and the reverse stock split, Tarragon stockholders will own shares of both Tarragon Homes common stock and Sage common stock, which will continue to constitute investments in all of Tarragon’s existing businesses, but such stockholders will own their stock as two separate investments in Tarragon Homes and Sage. Shares of Tarragon Homes common stock will only represent an ownership interest in Tarragon Homes and not Sage, and shares of Sage common stock will only represent an ownership interest in Sage and not in Tarragon Homes.
Manner of Effecting the Distribution
     Tarragon stockholders of record at the close of business on the date that will be fixed by Tarragon’s board of directors as the record date for the distribution will receive one share of Tarragon Homes common stock for each share of Tarragon common stock owned on that date. Based on the 28,707,107 shares of Tarragon common stock outstanding as of January 15, 2007, the distribution will consist of 28,707,107 shares of Tarragon Homes common stock. On the date of the distribution, Tarragon will deliver a global certificate representing all of the outstanding shares of Tarragon Homes common stock to American Stock Transfer & Trust Company, the distribution agent. As soon as practicable thereafter, the distribution agent will deliver the shares of Tarragon Homes common stock to the holders of Tarragon common stock as of the record date for the distribution. Tarragon currently intends to distribute the shares of Tarragon Homes common stock by book entry. If you are a record holder of Tarragon common stock, instead of physical stock certificates, you will receive a statement of your book entry account for the shares of Tarragon Homes common stock distributed to you. Following the distribution, you may request physical stock certificates if you wish, and instructions for making that request will be furnished with your book entry account statement.
     If you hold your Tarragon shares through a broker, bank or other nominee, your shares are likely held in “street name,” and you are probably not a stockholder of record. In that case, your receipt of Tarragon Homes common stock depends on your arrangements with the nominee that holds your shares of Tarragon common stock for you. Questions relating to the distribution prior to the date of the distribution or relating to transfers of Tarragon Homes common stock after the date of the distribution should be directed to Tarragon’s investor relations at telephone number: (212) 232-2354; facsimile number: (212) 232-3232.
     IN ORDER TO BE ENTITLED TO RECEIVE SHARES OF TARRAGON HOMES COMMON STOCK IN THE DISTRIBUTION, TARRAGON STOCKHOLDERS MUST BE HOLDERS OF RECORD OF TARRAGON COMMON STOCK AT THE CLOSE OF BUSINESS ON THE RECORD DATE FOR THE DISTRIBUTION.

Conditions to the Distribution
     The distribution will not occur unless the following conditions are satisfied or waived:

•	the distribution and the charter amendment and reverse stock split have been approved by Tarragon stockholders;

•	Tarragon has received an opinion from its tax counsel that, for U.S. federal income tax purposes, the distribution will be tax-free to Tarragon and its stockholders under Sections 361 and 355 of the Code;

•	all material regulatory approvals and third-party consents necessary to consummate the distribution have been received;

•	Tarragon Homes common stock has been approved for listing on The NASDAQ Global Select Market, which has occurred, subject to official notice of issuance;

•	Sage common stock has been approved for continued listing on The NASDAQ Global Select Market, subject to official notice of the consummation of the distribution;

•	the distribution agreement, tax matters agreement, transition services agreement and employee matters agreement have been entered into by Tarragon and Tarragon Homes;

•	Tarragon’s board of directors has received a consulting report from Travis Wolff, which is described in more detail in the section entitled “The Distribution Proposal — Review of Financial Advisor” in this proxy statement;

•	Tarragon Homes’ amended and restated certificate of incorporation and bylaws have become effective;

•	there are no injunctions or other litigation pending against Tarragon attempting to prevent the effectiveness of the distribution; and

•	Tarragon and Tarragon Homes have fully performed their obligations under the distribution agreement.
     The distribution agreement also provides that Tarragon may terminate, abandon or delay the distribution at any time prior to its completion, either before or after approval by its stockholders, if, in the opinion of Tarragon’s board of directors, such action would be in the best interests of Tarragon and its stockholders.
     Neither Tarragon nor Tarragon Homes is currently aware of any material condition that is not or will not be satisfied or waived in order to complete the distribution.
No Issuance of Fractional Shares
     No certificates representing fractional interests in shares of Tarragon Homes common stock will be issued to holders of Tarragon common stock in connection with the distribution. None of the existing holders of Tarragon common stock currently holds fractional interests and, consequently, no fractional interests of Tarragon Homes common stock will result from the distribution, which will be effected on a one-for-one basis.
Dissenters’ Rights
     Under the NRS, holders of Tarragon common stock will not be entitled to dissenters’ rights with respect to the distribution because no fractional interests of Tarragon Homes common stock will result from the distribution, which will be effected on a one-for-one basis. Tarragon will not independently provide its stockholders with any such rights.

Accounting Treatment
     The distribution will be accounted for by Tarragon as a spin-off of Tarragon Homes. Following the distribution, Tarragon Homes is expected to be accounted for as a discontinued operation by Sage. If accounted for as a discontinued operation, the measurement date would be the date of the distribution. After the spin-off, the assets and liabilities of Tarragon Homes will be accounted for at the historical book values carried by Tarragon prior to the spin-off. No gain or loss will be recognized as a result of the distribution. Total costs related to the spin-off will be recognized as incurred by Tarragon and allocated between Tarragon Homes and Sage in accordance with the terms of the distribution agreement.
Regulatory Approvals
     Apart from the registration under U.S. federal securities laws of shares of Tarragon Homes common stock to be distributed in the distribution, Tarragon does not believe that any material governmental or regulatory filings or approvals will be necessary to consummate the distribution.
Certain Material U.S. Federal Income Tax Consequences
     The following discussion describes the material U.S. federal income tax consequences to Tarragon and the stockholders who hold each of Tarragon Homes common stock and Sage common stock as a capital asset as a result of the distribution. This discussion is based on the Code, Treasury regulations issued under the Code and judicial and administrative interpretations thereof, all as in effect as of the date of this proxy statement, and all of which are subject to change at any time, possibly with retroactive effect. This discussion assumes that the spin-off will be consummated in accordance with the distribution agreement and as further described in this proxy statement.
     This discussion is not a complete description of all of the consequences of the distribution and, in particular, does not address U.S. federal income tax considerations applicable to Tarragon stockholders subject to special treatment under U.S. federal income tax law. Persons subject to special treatment include, for example:
•	partnerships, S corporations and other pass-through entities;

•	foreign persons, foreign entities and U.S. expatriates;

•	mutual funds, banks, thrifts and other financial institutions;

•	dealers and traders in securities;

•	insurance companies;

•	tax-exempt entities and pension funds;

•	Tarragon stockholders who acquired their shares through a benefit plan or a tax-qualified retirement plan, or through the exercise of an employee stock option or similar derivative or otherwise as compensation;

•	Tarragon stockholders whose functional currency is not the U.S. dollar; and

•	Tarragon stockholders who hold Tarragon common stock as part of a “hedge,” “straddle,” “conversion,” “constructive sale” or other integrated investment or financial transaction.
     This discussion does not address any tax consequence of the distribution arising under foreign, state or local law or U.S. federal estate and gift tax laws.
     All Tarragon stockholders are urged to consult with their tax advisors regarding the tax consequences to them of the distribution in light of their particular circumstances, including the applicability and effect of U.S. federal, state, local, foreign and other tax laws.

     The consummation of the distribution is conditioned upon the receipt by Tarragon of the opinion of Jones Day, counsel to Tarragon, to the effect that the distribution will qualify as a tax-free distribution under Sections 361 and 355 of the Code. The opinion of Jones Day is not binding on the Internal Revenue Service or the courts; there can be no certainty that the Internal Revenue Service will not challenge the conclusions reflected in the opinion or that a court would not sustain such a challenge. Furthermore, the opinion of Jones Day will rely, among other things, on specified assumptions, including assumptions regarding the absence of changes in existing facts and law and the consummation of the distribution in accordance with the distribution agreement and other related agreements, and on certain representations as to factual matters made by, among others, Tarragon and certain Tarragon stockholders. Any inaccuracy in these assumptions or representations could alter the conclusions reached by Jones Day in its opinion. Tarragon does not intend to request a ruling from the Internal Revenue Service regarding the U.S. federal income tax consequences of the distribution.
The Distribution
     Jones Day, counsel to Tarragon, has advised Tarragon that, assuming the distribution qualifies as a tax-free distribution under Sections 361 and 355 of the Code, the material U.S. federal income tax consequences of the distribution will be as follows:
•	Tarragon will recognize no gain or loss on the transfer of property to Tarragon Homes solely in exchange for Tarragon Homes common stock and the assumption by Tarragon Homes of the liabilities associated with the property transferred, except to the extent such liabilities exceed the adjusted tax basis of the property transferred;

•	Tarragon will recognize no gain or loss on the distribution of the Tarragon Homes common stock to the Tarragon stockholders;

•	no Tarragon stockholder will recognize a gain or loss (and no amount will be includible in such stockholder’s gross income) solely as the result of the receipt of Tarragon Homes common stock in the distribution;

•	the aggregate tax basis of the Tarragon Homes common stock and Sage common stock in the hands of each Tarragon stockholder immediately after the distribution of the Tarragon Homes common stock will be the same as the aggregate adjusted tax basis of the Tarragon common stock held by that stockholder immediately before the distribution, allocated between Tarragon Homes common stock and Sage common stock in proportion to their relative fair market values on the date Tarragon Homes common stock is distributed to Tarragon stockholders; and

•	the holding period of Tarragon Homes common stock received by each Tarragon stockholder will include the holding period of its Tarragon common stock, provided that its Tarragon common stock is held as a capital asset on the date the Tarragon Homes common stock is distributed to Tarragon stockholders.
     If, contrary to the representations made to Jones Day in connection with its opinion, the distribution were found to constitute part of a “plan” pursuant to which 50% or more of the total combined voting power or total value of Tarragon Homes stock or Sage stock is acquired, then the distribution of Tarragon Homes common stock to Tarragon stockholders would be taxable to Sage by reason of Section 355(e) of the Code. In that event, Tarragon would recognize taxable gain equal to the excess, if any, of the fair market value of the Tarragon Homes common stock at the time of the distribution over Tarragon’s adjusted tax basis in that stock immediately before the distribution; however, the distribution generally would remain tax-free to each Sage stockholder. The process under the tax rules for determining whether a 50% or greater change of ownership has occurred as part of a “plan” is complex, inherently factual and subject to the interpretation of the facts and circumstances of a particular case. As members of the Tarragon consolidated group for U.S. federal income tax purposes immediately prior to the distribution, Tarragon Homes and Sage would each be severally liable for the entire tax due under Section 355(e) of the Code. Under the tax matters agreement, Tarragon Homes would be required to indemnify Sage against tax due resulting from certain actions by Tarragon Homes (including its subsidiaries) not consented to by Sage. Likewise, under the tax matters agreement, Sage would be required to indemnify Tarragon Homes against tax due resulting from certain actions by Sage (including its subsidiaries) not consented to by Tarragon Homes. See the information under the caption “Relationship Between Tarragon Homes and Sage Following the Restructuring Transaction — Tax Matters Agreement” beginning on page 189.
Reporting Requirements
     Tarragon stockholders will be required to retain certain records pertaining to the distribution and will likely be required to file with their U.S. federal income tax return for the year in which the distribution occurs a statement containing certain facts.
     The foregoing is only a summary of the material U.S. federal income tax consequences of the distribution under current law and is intended for general information only. Each Tarragon stockholder should consult with his, her or its tax advisor as to the particular consequences of the distribution to that stockholder, including the application of state, local and foreign tax laws and U.S. federal estate and gift tax laws, and as to possible prospective or retroactive changes in tax law that may affect the tax consequences described above.
Listing and Trading of Tarragon Homes Common Stock and Sage Common Stock
     There is currently no public trading market for Tarragon Homes common stock. Tarragon Homes intends to list its common stock on The NASDAQ Global Select Market following the distribution under the symbol “TARR,” which is the current trading symbol of Tarragon, and trading may commence prior to the distribution on a “when-issued” basis. The NASDAQ Global Select Market allows when-issued trading of securities in specified circumstances prior to the actual issuance of a security, provided that all of the corporate action requisite to an eventual distribution has been completed. Any trades made on a when-issued basis are made contingent on the actual distribution. Neither Tarragon nor Tarragon Homes can provide any assurance as to the prices at which Tarragon Homes common stock will trade before (on a when-issued basis), on or after the date of the distribution. Until Tarragon Homes common stock is fully distributed and is traded in an orderly trading market, its market price may fluctuate significantly. Further, there can be no assurance that Tarragon Homes will attract any securities analyst coverage or that an orderly trading market will develop for Tarragon Homes common stock.
     Sage intends to maintain its listing of the Sage common stock on The NASDAQ Global Select Market following the distribution, but intends to change the symbol under which it trades from “TARR” to “SAGE.” In addition to changing its name to Sage, Tarragon intends to transfer its right to use the trading symbol “TARR” to Tarragon Homes. In addition, because of the significant changes that will take place as a result of the distribution, the trading market for Sage common stock following the distribution may be significantly different from that of Tarragon common stock prior to the distribution. For example, the market may view Sage as a “new” company following the distribution. Tarragon does not currently have significant securities analyst coverage, and Sage may not attract any securities analyst coverage following the distribution. Tarragon cannot predict the prices at which Sage common stock will trade following the distribution. Until an orderly trading market for Sage common stock develops following the distribution, the price of Sage common stock may fluctuate significantly. There can be no assurance that an orderly trading market will develop for Sage common stock.
     Prices for both Tarragon Homes common stock and Sage common stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market, developments affecting the companies’ businesses generally and general market and economic conditions.
     Shares of Tarragon Homes common stock distributed to Tarragon stockholders will generally be freely transferable, except for shares of Tarragon Homes common stock received by persons who may be deemed to be “affiliates” of Tarragon Homes under the Securities Act of 1933, as amended, or the Securities Act. Persons who may be deemed to be affiliates of Tarragon Homes following the distribution generally include individuals or entities that control, are controlled by or are under common control with Tarragon Homes, and may include specified officers and directors of Tarragon Homes, as well as principal Tarragon Homes stockholders. Affiliates of Tarragon Homes will be permitted to sell their shares of Tarragon Homes common stock only under an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act.

Treatment of Outstanding Tarragon Equity Awards
     As of January 15, 2007, under Tarragon’s existing equity plans, various persons, including directors and executive officers of Tarragon, held (1) options to purchase approximately 2,773,829 shares of Tarragon common stock, of which approximately 450,831 options were unvested, (2) outstanding stock appreciation rights covering an additional 280,832 shares of Tarragon common stock, of which approximately 133,425 rights were unvested, and (3) outstanding unvested restricted stock grants of 213,563 shares of Tarragon common stock.
     At least five days prior to the record date for the distribution, each of the (1) outstanding unvested options and stock appreciation rights with an exercise price or grant price that is less than the closing sale price of Tarragon common stock on that date will automatically accelerate and vest in full and become immediately exercisable and (2) unvested restricted stock grants will accelerate and vest in full. In addition, each holder of outstanding options and stock appreciation rights with an exercise price or grant price that is greater than the closing sale price of Tarragon common stock on that date will be entitled to receive a cash payment of $            per share of Tarragon common stock covered by these options or stock appreciation rights and, following receipt of the cash payment, these options and stock appreciation rights will be terminated and canceled.
     In connection with the distribution, Tarragon is seeking approval from the holders of Tarragon common stock of the Tarragon Homes Omnibus Plan and Sage New Omnibus Plan. If the incentive plans are approved by the holders of Tarragon common stock, Tarragon Homes will be entitled to issue up to 3.0 million shares of Tarragon Homes common stock in respect of options, stock appreciation rights and restricted stock, and Sage will be entitled to issue up to            million shares of Sage common stock in respect of options, stock appreciation rights and restricted stock.
Interests of Certain Persons in the Distribution
     Tarragon’s directors and officers may have interests in the distribution that are different from, or in addition to, your interests, and they may create potential conflicts of interest:
•	Tarragon’s directors and executive officers have equity interests in Tarragon, including holdings of Tarragon common stock, stock options, stock appreciation rights and restricted stock. In connection with the distribution, at least five days prior to the record date for the distribution, each of the (1) outstanding unvested options and stock appreciation rights held by a director or executive officer with an exercise price or grant price that is less than the closing sale price of Tarragon common stock on that date will automatically accelerate and vest in full and become immediately exercisable and (2) unvested restricted stock grants will accelerate and vest in full. In addition, each director and executive officer holding outstanding options and stock appreciation rights with an exercise price or grant price that is greater than the closing sale price of Tarragon common stock on that date will be entitled to receive a cash payment of $ per share of Tarragon common stock covered by these options or stock appreciation rights. If the incentive plans are approved by the holders of Tarragon common stock, directors and executive officers of Tarragon Homes and Sage may also receive grants of restricted stock or stock options and stock appreciation rights under the proposed incentive plans following the distribution.

•	Mr. William S. Friedman serves as the chairman of the board of directors and chief executive officer of Tarragon. Following the distribution, Mr. Friedman will serve as the chairman of the board of directors and chief executive officer of Sage and the chairman of the board of directors of Tarragon Homes.

•	Mr. Robert P. Rothenberg serves as the president, chief operating officer and a director of Tarragon. Following the distribution, Mr. Rothenberg will serve as the president, chief executive officer and a director of Tarragon Homes and as a director of Sage.

•	As of January 15, 2007, Mr. Friedman, together with his spouse, Mrs. Lucy N. Friedman, and their family partnership, and Tarragon’s other directors and executive officers owned or controlled a total of 13,900,995 shares of Tarragon common stock, which is approximately 48.4% of all outstanding shares of Tarragon common stock. Mr. and Mrs. Friedman and Tarragon’s other directors and executive officers have informed Tarragon of their intention to vote the shares of Tarragon common stock that they own or control in favor of the distribution, the charter amendment and reverse stock split, the incentive plans and for any actions required in furtherance of the distribution.

•	As of January 15, 2007, Mr. Friedman, together with his spouse, Mrs. Lucy N. Friedman, and their family partnership, and Tarragon’s other directors and executive officers, beneficially owned approximately 51.6% of the outstanding shares of Tarragon common stock, and all of these individuals and entities will receive shares of Tarragon Homes common stock in the distribution. Following the distribution, Mr. and Mrs. Friedman and their family partnership and Tarragon Homes’ other directors and executive officers will beneficially own approximately 51.8 % of the shares of Tarragon Homes common stock, and Mr. and Mrs. Friedman and their family partnership and Sage’s other directors and executive officers will beneficially own approximately 46.3% of the shares of Sage common stock.
See the information under the captions “— Treatment of Outstanding Equity Compensation Awards,” “Security Ownership of Certain Beneficial Owners and Management,” “Certain Information About Tarragon Homes — Security Ownership of Certain Beneficial Owners and Management of Tarragon Homes” and “Certain Information About Sage — Security Ownership of Certain Beneficial Owners and Management of Sage” for more information regarding the interests of Tarragon’s directors and executive officers.
MARKET PRICE INFORMATION AND DIVIDEND POLICY
     Prior to the distribution, Tarragon common stock is listed on The NASDAQ Global Select Market under the symbol “TARR.” The following table sets forth the high and low sales prices of Tarragon common stock reported by The NASDAQ Global Select Market for the periods indicated. The prices have been adjusted to give effect to a three-for-two stock split effective February 10, 2005.

	High	Low
2005
First Quarter	$24.99	$11.90
Second Quarter	25.40	17.35
Third Quarter	29.00	17.41
Fourth Quarter	22.00	17.46

2006
First Quarter	$21.80	$17.80
Second Quarter	19.97	12.50
Third Quarter	14.45	8.81
Fourth Quarter	12.89	9.00

2007
First Quarter (through February 8, 2007)	$12.28	$11.00
     According to Tarragon’s transfer agent’s records, as of January 15, 2007, Tarragon common stock was held by approximately 6,794 holders of record. On February 8, 2007, the last reported sale price per share of Tarragon common stock on The NASDAQ Global Select Market was $11.67.
     Tarragon has not paid any dividends in the last two fiscal years, other than on May 1, 2006, when Tarragon paid a one-time cash dividend of $0.10 per common share payable to stockholders of record on April 10, 2006. In December 2003, Tarragon’s board of directors approved a five-for-four stock split effective January 15, 2004. In January 2005, Tarragon’s board of directors approved a three-for-two stock split effective February 10, 2005.

SUMMARY OF STOCKHOLDER RIGHTS FOLLOWING THE DISTRIBUTION
     After the distribution is complete, the rights of Tarragon Homes stockholders will be governed by Tarragon Homes’ amended and restated certificate of incorporation and bylaws and Delaware law, and the rights of Sage stockholders will continue to be governed by Sage’s articles of incorporation and bylaws and Nevada law.
     The following is a summary of the rights of stockholders under the governing documents of Tarragon Homes and Sage following the distribution and Delaware or Nevada law, as applicable. This summary is not a complete statement of the rights of stockholders of the companies or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to Tarragon’s, Tarragon Homes’ and Sage’s governing documents, which you should read. Copies of these documents have been filed with the SEC or have been or will be filed as exhibits to this proxy statement. To find out where you can get copies of these documents, see the information under the caption “Available Information” beginning on page 208.
     Following the distribution, Tarragon Homes’ amended and restated certificate of incorporation and Sage’s articles of incorporation will reflect that the number of authorized shares of each of Tarragon Homes common stock and Sage common stock will be equal to the current number of authorized shares of Tarragon common stock. The number of outstanding shares of Tarragon Homes common stock and Sage common stock set forth in the table below has been adjusted to give effect to the distribution and the reverse stock split.
Authorized Capital Structure and Liquidation Rights of
Tarragon, Tarragon Homes and Sage
(As of January 15, 2007)

			Liquidation
Class of Security	Authorized	Outstanding	Preference
Tarragon (prior to the distribution):
Tarragon common stock, par value $0.01 per share	100,000,000	28,707,107	—
Tarragon special stock, par value $0.01 per share (1)	20,000,000	1,252,267	$15,027,204	(2)

Tarragon Homes (following the distribution):
Tarragon Homes common stock, par value $0.01 per share	100,000,000	28,707,107	—
Tarragon Homes preferred stock, par value $0.01 per share	20,000,000	—	—

Sage (following the distribution):
Sage common stock, par value $0.01 per share	100,000,000		—
Sage special stock, par value $0.01 per share (1)	20,000,000	1,252,267	$15,027,204	(2)

(1)	Includes 2,500,000 shares of special stock designated as a series of 10% cumulative preferred stock, par value $0.01 per share, of which 1,252,267 shares are outstanding.

(2)	Based on 1,252,267 shares of 10% cumulative preferred stock outstanding as of January 15, 2007.
Dividend Policy
     Holders of Tarragon Homes common stock will be entitled to share, pro rata, in any dividends that may be declared, from time to time, by Tarragon Homes’ board of directors, after all current and accrued dividends have been paid or declared and set apart for payment, in connection with any then-outstanding series of preferred stock. Tarragon Homes’ board of directors presently intends to consider the payment of a cash dividend on an annual basis following the distribution. However, any future determination to pay cash dividends on Tarragon Homes common stock will be at the discretion of Tarragon Homes’ board of directors and will depend upon many factors, including Tarragon Homes’ financial condition, earnings, legal requirements and such other factors as Tarragon Homes’ board of directors deems relevant.
     Holders of Sage 10% cumulative preferred stock will continue to be entitled to receive, when and as declared by Sage’s board of directors, cumulative annual dividends of $1.20 per share, payable quarterly. Holders of Sage common stock will continue to be entitled to share, pro rata, in any dividends that may be declared, from time to time, by Sage’s board of directors, after all current and accrued dividends have been paid or declared and set apart for payment, in connection with any then-outstanding series of special or preferred stock. Sage’s board of directors does not currently anticipate paying dividends on Sage common stock following the distribution. The declaration and payment of dividends to holders of Sage common stock will be at the discretion of Sage’s board of directors and will depend upon many factors, including Sage’s financial condition, earnings, legal requirements and such other factors as Sage’s board of directors deems relevant.
Voting Rights
     Holders of Tarragon Homes common stock will be entitled to one vote for each share they own. A plurality vote of holders of Tarragon Homes common stock will be required for the election of directors and a majority vote will be required to approve most other matters that require stockholder approval.
     Holders of Sage common stock will continue to be entitled to one vote for each share they own. A plurality vote of holders of Sage common stock will continue to be required for the election of directors and a majority vote will be required to approve most other matters that require stockholder approval. Holders of Sage 10% cumulative preferred stock will continue to have no voting rights, except those required by Nevada law. If at any time six quarterly dividends on 10% cumulative preferred stock are in arrears, however, holders of Sage 10% cumulative preferred stock will continue to be entitled to vote separately as a class to elect one director.
Stockholder Action by Written Consent
     Tarragon Homes stockholders may act without a meeting if a written consent setting forth the action to be taken is signed by stockholders holding at least a majority of the voting power. Sage stockholders may act without a meeting if a written consent setting forth the action to be taken is signed by stockholders holding at least a majority of the voting power or of such greater proportion if required for such action.
Number of Directors and Size of Board
     Tarragon Homes’ amended and restated certificate of incorporation will allow between three and 15 directors and will authorize the exact number of directors to be fixed or changed by the affirmative vote of a majority of the entire board of directors from time to time or by the affirmative vote of the holders of at least 80% of the outstanding stock then-entitled to vote for the election of directors. Tarragon’s board of directors will set the number of Tarragon Homes directors at nine in connection with the distribution.
     Sage’s articles of incorporation and bylaws allow between three and 15 directors and authorizes the exact number of directors to be fixed or changed by the affirmative vote of a majority of the entire board of directors from time to time. Sage’s board of directors has set the current number of directors at ten and Sage’s board of directors intends to set the number of directors at five following the distribution.
Term of Directors
     Each Tarragon Homes director will serve for a one-year term and until his or her successor is duly elected and qualified. Each Sage director will also serve for a one-year term and until his or her successor is duly elected and qualified.
Removal of Directors
     A Tarragon Homes director may be removed from office for cause by vote of at least 80% of the outstanding voting stock of Tarragon Homes at an annual or special meeting of stockholders. Any Sage director may be removed from office at any time by vote of the Sage stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock.
Board Vacancies
     Any vacancy on Tarragon Homes’ board of directors may be filled by a vote of the majority of the directors then in office or by a sole remaining director. Any vacancy on Sage’s board of directors may also be filled by a vote of the majority of the directors then in office or by a sole remaining director.

Advance Notice of Stockholder Proposals
     A Tarragon Homes stockholder may propose business for consideration at a stockholder meeting if the stockholder gives Tarragon Homes notice of this proposed business not fewer than 60 nor more than 90 days prior to the first anniversary of the date on which Tarragon Homes first mailed its proxy materials for the preceding year’s annual meeting.
     Sage’s bylaws provide that a Sage stockholder may propose business for consideration at a stockholder meeting if the stockholder gives not fewer than 35 nor more than 60 days’ prior notice to the secretary of Sage (or, if fewer than 45 days’ notice or prior public disclosure of the meeting date is given or made to stockholders, not more than 10 days following such notice or disclosure).
Special Meetings of Stockholders
     Subject to the rights of the holders of any series of special stock, Tarragon Homes stockholders may not call a special meeting of stockholders. Special meetings of Tarragon Homes stockholders may only be called by the chairman of Tarragon Homes’ board of directors or the president or secretary of Tarragon Homes.
     Subject to the rights of the holders of any series of special stock, Sage stockholders may not call a special meeting of stockholders. Special meetings of Sage stockholders may only be called by Sage’s board of directors, chairman of the board of directors, chief executive officer or president.
Amendment of Governing Documents
     Tarragon Homes’ board of directors or stockholders may amend or repeal Tarragon Homes’ bylaws at any meeting of the board of directors or stockholders, respectively. The affirmative vote of at least 80% of the outstanding voting stock is required to amend or repeal the time and place of meeting provision, special meetings provision, order of business provision, number, election and terms of directors provision, director vacancy provision, director removal provision, director nomination provision and bylaw amendment provision of Tarragon Homes’ bylaws. In addition, the affirmative vote of at least 80% of the outstanding voting stock is required to amend or repeal the bylaw amendment provision, written consent provision, stockholder meeting provision, number, election and terms of director provision, director nomination provision, director vacancy provision and director removal provision of Tarragon Homes’ certificate of incorporation.
     Sage’s articles of incorporation and bylaws provide that Sage’s board of directors may amend or repeal Sage’s bylaws. Sage stockholders may not amend or repeal Sage’s bylaws except with the approval of holders of at least 75% of the outstanding stock entitled to vote on the amendment or repeal. In addition, holders of at least 75% of the outstanding stock entitled to vote on the amendment or repeal of a bylaw is required to amend or repeal the bylaw amendment provision, consent provision, stockholder meeting provision, business combination provision, director removal provision, evaluation provision and amendment provision of Sage’s articles of incorporation, unless a majority of Sage’s board of directors recommends such amendment or repeal.
Restrictions on Business Combinations with Interested Stockholders
     Section 203 of the General Corporation Law of Delaware, or the DGCL, provides that Tarragon Homes may not engage in certain business combinations with or beneficial to any interested stockholder for three years following the time that such stockholder became an interested stockholder unless (1) before that time, Tarragon Homes’ board of directors approved the business combination or transaction that resulted in the stockholder becoming an interested stockholder, (2) following the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of Tarragon Homes or (3) at or following that time, the business combination is approved by Tarragon Homes’ board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock of Tarragon Homes, excluding the stock owned by the interested stockholder. An “interested stockholder” is any person who owns, or at any time during the previous three years owned, 15% or more of Tarragon Homes’ outstanding voting stock.

     Under Sage’s articles of incorporation, a business combination of Sage with, or proposed by or on behalf of, any interested stockholder or any person who is or thereafter would be an affiliate or associate of any interested stockholder would require approval by the affirmative vote of not less than two-thirds of the votes entitled to be cast on such transaction by the holders of all shares of Sage’s voting stock then-outstanding, voting together as a single class, excluding shares beneficially owned by such interested stockholders. However, such vote is not required if a majority of Sage’s board of directors or, in the case of such business combination involving any affiliate, a majority of Sage’s board of directors including a majority of the independent members of Sage’s board of directors, approves the business combination prior to the date on which the interested stockholder became the beneficial owner of 20% or more of Sage’s shares. If such prior board approval is obtained, the business combination will be subject to the applicable voting requirement under Nevada law.
Limitation on Stockholder Liability
     Under the DGCL, Tarragon Homes stockholders will not be personally liable to Tarragon Homes unless (1) a stockholder has not fully paid for his or her shares of Tarragon Homes common stock and (2) Tarragon Homes’ assets do not satisfy the claims of its creditors.
     Under the NRS, Sage stockholders will not be personally liable to Sage, except to the extent a stockholder has not paid the consideration for which that stockholder’s shares were authorized to be issued or which was specified in a written subscription agreement between Sage and the stockholder.

MANAGEMENT
Directors and Executive Officers
     The following table sets forth the name, age and position of each person currently serving as a director or executive officer of Tarragon. All of Tarragon’s executive officers are serving at the discretion of Tarragon’s board of directors. No family relationships exist among any of Tarragon’s directors or executive officers. For further information about the directors and executive officers of Tarragon Homes and Sage following the distribution, see the information under the captions “Certain Information About Tarragon Homes — Management of Tarragon Homes — Tarragon Homes Directors and Officers” and “Certain Information About Sage — Management of Sage — Sage Directors and Officers.”

Name	Title	Age
William S. Friedman	Chairman and Chief Executive Officer	63
Robert P. Rothenberg	President, Chief Operating Officer and Director	48
Robert C. Rohdie	President and Chief Executive Officer of Tarragon Development Corporation and Director	66
Kathryn Mansfield	Executive Vice President, Secretary and General Counsel	46
Todd C. Minor	Executive Vice President and Treasurer	48
Erin D. Pickens	Executive Vice President and Chief Financial Officer	45
Charles D. Rubenstein	Executive Vice President and Chief Real Estate Counsel	48
Willie K. Davis	Director	75
Richard S. Frary	Director	59
Lance Liebman	Director	65
Lawrence G. Schafran	Director	68
Martha E. Stark	Director	46
Raymond V.J. Schrag	Director	61
Carl B. Weisbrod	Director	62
     Information about each person serving as a Tarragon director or executive officer is set forth below. Tarragon’s board of directors consists of ten members, a majority of whom are independent under the standards discussed below. Except for directors resigning in connection with the distribution, each director will hold office, in accordance with Tarragon’s articles of incorporation and bylaws, until the next annual meeting of stockholders and until his or her successor is duly elected and qualified.
     William S. Friedman has served as Tarragon’s chief executive officer and director since April 1997 and has served as chairman of Tarragon’s board of directors since December 2000. He previously served as Tarragon’s president from April 1997 through June 2004 and served as a trustee (from March 1988), chief executive officer (from December 1993), president (from December 1988), acting chief financial officer (from May 1990 to February 1991), treasurer (from August to September 1989) and acting principal financial and accounting officer (from December 1988 to August 1989) of Tarragon’s predecessors, Vinland Property Trust (until July 1997) and National Income Realty Trust (until November 1998). Mr. Friedman currently serves on the board of trustees of Brandeis University. Mr. Friedman will serve as chairman of Tarragon Homes’ board of directors and as chief executive officer of Sage and chairman of Sage’s board of directors following the distribution.
     Robert P. Rothenberg has served as Tarragon’s chief operating officer and director since September 2000 and as Tarragon’s president since June 2004. Mr. Rothenberg has been the managing member of APA Management L.L.C., a real estate investment and management company, since 1994. He has also been a managing member of Ansonia L.L.C., which will remain Sage’s limited partner in Ansonia Apartments, L.P., or Ansonia, since 1997. Mr.

Rothenberg graduated from the Harvard Business School with a Masters of Business Administration in June 1984. Mr. Rothenberg will serve as a director and as president and chief executive officer of Tarragon Homes and as a director of Sage following the distribution.
     Robert C. Rohdie has served on Tarragon’s board of directors since February 2000. He also has served as president and chief executive officer of Tarragon Development Corporation, a wholly owned subsidiary of Tarragon, since February 2000. Since 1988, Mr. Rohdie has also served as president of Rohdhouse Investments, Inc., his wholly owned real estate development company, which acted as Tarragon’s joint venture partner in new construction and development projects from 1997 through 2000. Mr. Rohdie has been an attorney at law since 1965. In connection with the distribution, Mr. Rohdie will resign as a director of Tarragon and will serve as a director of Tarragon Homes following the distribution.
     Kathryn Mansfield has served as Tarragon’s executive vice president since December 1998, secretary since May 1998 and general counsel since June 2004. She previously served as vice president of Tarragon and its predecessor, National Income Realty Trust (from May 1998 to December 1998). Ms. Mansfield has been an attorney at law since 1984. Ms. Mansfield will serve as executive vice president, secretary and general counsel of Tarragon Homes and Sage following the distribution.
     Todd C. Minor has served as Tarragon’s executive vice president since November 2001 and as treasurer of Tarragon and its predecessors, Vinland Property Trust and National Income Realty Trust, since December 1996. He also served as senior vice president (from March 1994 to December 1998) and vice president (from April 1991 to July 1993) of Tarragon and its predecessors. Mr. Minor has a Masters of Business Administration in Real Estate Analysis and is a Certified Treasury Professional. Mr. Minor will serve as executive vice president and treasurer of Sage following the distribution.
     Erin D. Pickens has served as Tarragon’s executive vice president and chief financial officer since December 1998. She previously served as vice president and chief accounting officer (from September 1996 to November 1998) and accounting manager (from June 1995 to August 1996) for Tarragon and its predecessors, Vinland Property Trust and National Income Realty Trust. Ms. Pickens has been a certified public accountant since 1990. Ms. Pickens will serve as executive vice president and chief financial officer of Sage following the distribution.
     Charles D. Rubenstein has served as executive vice president of Tarragon since December 1998. He also served as general counsel of Tarragon from September 1998 to June 2004. He served as senior vice president for Tarragon and its predecessor, National Income Realty Trust, from September 1998 to December 1998. Mr. Rubenstein has been an attorney at law since 1984. Mr. Rubenstein will serve as executive vice president and chief real estate counsel for Tarragon Homes following the distribution.
     Willie K. Davis has served on Tarragon’s board of directors since April 1997. He also served on the boards of trustees of Tarragon’s predecessors, Vinland Property Trust (from October 1988 to July 1997) and National Income Realty Trust (from October 1988 to March 1995). He served as president (from 1971 to 1985) and chairman and 50% stockholder (from 1985 to 2000) of Mid-South Financial Corporation, the holding company for Mid-South Mortgage Company and Gibbs Mortgage Company, as well as president (from 1978 to 1995) and chairman and sole stockholder (from 1995 to 1999) of FMS, Inc., a property management and real estate development firm. He was a director of Southtrust Bank of Middle Tennessee from 1987 to 2005. In connection with the distribution, Mr. Davis will resign as a director of Tarragon and will serve as a director of Tarragon Homes following the distribution.
     Richard S. Frary has served on Tarragon’s board of directors since April 2004. Mr. Frary is also a member of Ansonia L.L.C., Tarragon’s limited partner in Ansonia Apartments, L.P., or Ansonia, which will remain Sage’s partner in Ansonia following the distribution. Mr. Frary is the founder and president of Tallwood Associates, Inc., a private investment firm based in New York City (since 1990). He is also a director of Lexington Corporate Properties Trust, a publicly traded real estate investment trust. A graduate of the Johns Hopkins University, where he serves as a trustee and vice chairman of the board, Mr. Frary holds a Masters of Business Administration from Harvard Business School and is a certified public accountant. In connection with the distribution, Mr. Frary will resign as a director of Tarragon and will serve as a director of Tarragon Homes following the distribution.

     Lance Liebman has served on Tarragon’s board of directors since December 1998. He also served on the board of trustees of Tarragon’s predecessor, National Income Realty Trust (from March 1994 to November 1998). Professor Liebman is the William S. Beinecke Professor of Law at Columbia Law School and the director of the Parker School of Foreign and Comparative Law. He also serves as director of the American Law Institute. He was the Dean of Columbia Law School (from 1991 to 1996), and served as Assistant Professor, Professor and Associate Dean of Harvard Law School (from 1970 to 1991). He is a director of the Greater New York Insurance Co. (both mutual and stock companies) (since 1991), a director of Brookfield Financial Properties, Inc. (since 1996) and a director of Brookfield Asset Management (since 2005). He has been an attorney at law since 1968. In connection with the distribution, Professor Liebman will resign as a director of Tarragon and will serve as a director of Tarragon Homes following the distribution.
     Lawrence G. Schafran has served on Tarragon’s board of directors since December 1998. He also served on the board of trustees of Tarragon’s predecessor, National Income Realty Trust ( from March 1995 to November 1998). Mr. Schafran is a managing partner of Providence Capital Partners, LLC (since March 2005) and a managing director of Providence Capital, Inc. (since July 2003). He served as chairman of the board of directors (from January 1996 to January 2003) and co-chief executive officer (from January 2000 to January 2003) of Delta-Omega Technologies, Inc., a specialty chemical company based in Broussard, Louisiana. He also served as a director, chairman, interim chief executive officer and co-liquidating trustee (from December 1999 to September 2003) of the Banyan Strategic Realty Trust, a NASDAQ-traded equity REIT, and as a director of WorldSpace, Inc. (from April 2000 to July 2005). He is a director of PubliCARD, Inc. (since 1986), Sulph Co. Inc., since December 2006, and RemoteMDx, Inc., Electro Energy, Inc. and National Patent Development Corp., since November 2006. In connection with the distribution, Mr. Schafran will resign as a director of Tarragon and will serve as a director of Tarragon Homes following the distribution.
     Martha E. Stark has served on Tarragon’s board of directors since December 2005. She has served as finance commissioner for the City of New York since February 2002. She was a portfolio manager for the Edna McConnell Clark Foundation, a non-profit foundation, from 2000 to February 2002. She has been an attorney at law since 1986. Ms. Stark will continue to serve as a director of Sage following the distribution.
     Raymond V.J. Schrag has served on Tarragon’s board of directors since December 1998. He also served on the boards of trustees of Tarragon’s predecessors, Vinland Property Trust (from October 1988 to May 1995) and National Income Realty Trust (from October 1988 to November 1998). Mr. Schrag has been an attorney in private practice in New York City since 1973. In connection with the distribution, Mr. Schrag will resign as a director of Tarragon and will serve as a director of Tarragon Homes following the distribution.
     Carl B. Weisbrod has served on Tarragon’s board of directors since December 1998. He also served as chairman of Tarragon’s board of directors from December 1998 to December 2000. He was chairman of the board of trustees of Tarragon’s predecessor, National Income Realty Trust (from February 1994 to November 1998), and a member of the board of trustees of Tarragon’s predecessor, Vinland Property Trust (from February 1994 to May 1995). Mr. Weisbrod is the president of Trinity Real Estate (since July 2005). He previously served as the president of Alliance for Downtown New York, Inc. (from January 1995 to July 2005). He is a trustee of the Ford Foundation (since 1996). In connection with the distribution, Mr. Weisbrod will resign as a director of Tarragon and will serve as a director of Tarragon Homes following the distribution.
Independent Directors
     Pursuant to the NASDAQ Marketplace Rules, or the NASDAQ rules, an “independent director” is a person other than an officer or employee of the parent or its subsidiaries or any other individual having a relationship, which, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The NASDAQ rules specify the criteria by which the independence of

Tarragon’s directors should be determined. The applicable standards of the NASDAQ rules and SEC rules and regulations impose additional independence requirements on members of the audit committee. An audit committee member may not accept, directly or indirectly, any consulting, advisory or other compensatory fee from the company or any of its subsidiaries or be an “affiliated person” of the company or its subsidiaries.
     In accordance with applicable standards under the NASDAQ rules and the SEC rules and regulations, Tarragon’s board of directors undertook its annual review of the independence of its directors and considered whether there were any transactions or relationships between each director, director nominee or any member of their immediate family and Tarragon and its subsidiaries and affiliates that would interfere with their independent judgment. As a result of this most recent review, the Tarragon board of directors determined that Messrs. Davis, Liebman, Schafran, Schrag and Weisbrod and Ms. Stark are “independent directors” within the meaning of the NASDAQ rules. Tarragon’s board of directors also determined that each of the members of Tarragon’s audit committee is independent within the meaning of the NASDAQ rules and SEC rules and regulations relating to audit committees, and meets the experience requirements of the NASDAQ rules and the SEC rules and regulations. In addition, Tarragon’s board of directors determined that Mr. Schafran and Ms. Stark qualify as “audit committee financial experts” under the NASDAQ rules and the SEC rules and regulations.
     In making these determinations, Tarragon’s board was not aware of and did not consider any transactions, relationships or arrangements not disclosed under the caption “Certain Relationships and Related Transactions” below.
Executive Sessions of Independent Directors
     The independent directors meet in executive session without members of management present following each regularly scheduled board of directors meeting of Tarragon. The independent directors have selected Mr. Weisbrod to facilitate these executive sessions.
Board Meetings and Committees
     During the fiscal year ended December 31, 2006, Tarragon’s board of directors met six times. Each of Tarragon’s directors attended at least 75% of all meetings held by the board of directors and all meetings held by the committees of the board of directors, if any, upon which they served during the period of time that they served on the board of directors or such committees. Although Tarragon does not have a formal policy with regard to board members’ attendance at Tarragon’s annual meetings, all directors are encouraged to attend. At Tarragon’s 2006 annual meeting, five of Tarragon’s directors were in attendance.
     Tarragon’s board of directors has an audit committee, an executive compensation committee and a corporate governance and nominating committee. Each committee consists solely of independent directors within the meaning of the NASDAQ rules and SEC rules and regulations.
Audit Committee
     The audit committee of Tarragon’s board of directors is composed of four independent directors and currently consists of Messrs. Schafran (Chairman), Schrag and Davis and Ms. Stark. The audit committee has a written charter, a copy of which is posted on Tarragon’s website at http://www.tarragoncorp.com and is available to stockholders upon written request to Tarragon’s corporate secretary. Tarragon’s audit committee engages its independent registered public accounting firm, considers the independence of that firm, reviews with that firm the plans and results of the audit engagement, approves all audit and non-audit fees and reviews and reassesses the committee charter on an annual basis. The audit committee met eight times during 2006.
Executive Compensation Committee
     The executive compensation committee of Tarragon’s board of directors is also composed of four independent directors and currently consists of Messrs. Weisbrod (Chairman), Schafran, Schrag and Liebman. The executive compensation committee has a written charter which is posted on Tarragon’s website at http://www.tarragoncorp.com and is also available to stockholders upon written request to Tarragon’s corporate secretary. The executive compensation committee met four times during 2006 and once in 2007.

     The primary function of Tarragon’s executive compensation committee is to review and approve Tarragon’s compensation policies and practices to reflect the company’s short and long-term strategic objectives and to adopt and administer executive compensation programs in a manner that furthers those objectives and the interests of stockholders. The committee also administers Tarragon’s option and incentive plans and authorizes option and other stock or cash-based grants under those plans. For more information on the role of Tarragon’s executive compensation committee, as well as the committee’s processes and procedures for the consideration and determination of executive and director compensation, see the information under the caption “Compensation of Directors and Executive Officers — Compensation Discussion and Analysis — Executive Compensation Committee Processes and Procedures.”
Corporate Governance and Nominating Committee
     The corporate governance and nominating committee of Tarragon’s board of directors is composed of three independent directors and currently consists of Messrs. Schrag (Chairman), Schafran and Davis. The corporate governance and nominating committee is responsible for identifying, evaluating and recommending to Tarragon’s board of directors individuals qualified to serve as directors. The committee also oversees Tarragon’s board of director’s annual review of director independence, reviews and makes recommendations concerning appropriate corporate governance guidelines and monitors the operation and effectiveness of the corporate governance guidelines implemented by Tarragon’s board of directors. The corporate governance and nominating committee has a written charter which is posted on Tarragon’s website at http://www.tarragoncorp.com and is also available to stockholders upon written request to Tarragon’s corporate secretary. The corporate governance and nominating committee met twice during 2006.
Communications with Directors
     Persons wishing to communicate with Tarragon’s board of directors, or with any individual member or committee of Tarragon’s board of directors, may send a letter to: Tarragon Corporation, 3100 Monticello Avenue, Suite 200, Dallas, Texas 75205, Attention: Corporate Secretary. All written communications should clearly specify whether they are intended for the entire Tarragon board of directors, a committee of Tarragon’s board of directors or to one or more particular directors. All written communications will be forwarded to the appropriate director or directors. Concerns relating to accounting, internal controls or auditing matters will be brought to the attention of the chairman of the audit committee of Tarragon’s board of directors.
Selection of Nominees for the Board
     Tarragon’s corporate governance and nominating committee has adopted a written policy entitled “Selection of Nominees for the Board – Policy and Submission Procedures for Stockholder Recommended Director Candidates,” which is posted on Tarragon’s website at http://www.tarragoncorp.com and is also available to stockholders upon written request to Tarragon’s corporate secretary. In accordance with this policy, Tarragon’s corporate governance and nominating committee will consider candidates for Tarragon’s board membership suggested by committee members, other members of Tarragon’s board of directors, management and Tarragon stockholders. Tarragon’s corporate governance and nominating committee may also retain a third-party executive search firm to identify director candidates. A stockholder who wishes to recommend a prospective nominee for Tarragon’s board of directors should notify the corporate governance and nominating committee in writing, delivered to Tarragon’s corporate secretary, and include with such notice all information the stockholder deems relevant.
     Once Tarragon’s corporate governance and nominating committee has identified a prospective nominee, the committee will make an initial determination as to whether to conduct a full evaluation of the candidate. This initial determination will be based on whatever information is provided to the committee with the recommendation of the prospective candidate, as well as the committee’s own knowledge of the prospective candidate, which may be supplemented by inquiries to the person making the recommendation or others. The preliminary determination will be based primarily on the need for additional board members to fill vacancies or expand the size of the board of directors and the likelihood that the prospective nominee can satisfy the evaluation factors described below. If the committee determines, in consultation with the chairman of the board and other board members as appropriate, that additional consideration is warranted, it may request a third-party search firm to compile additional information about the prospective nominee’s background and experience and to report its findings to the committee. The committee will then evaluate the prospective nominee with particular respect to:
•	the ability of the prospective nominee to represent the interests of Tarragon stockholders;

•	the prospective nominee’s standards of integrity, commitment and independence of thought and judgment;

•	the prospective nominee’s ability to dedicate sufficient time, energy and attention to the diligent performance of his or her duties, including the prospective nominee’s service on other public company boards;

•	the extent to which the prospective nominee contributes to the range of talent, skill and expertise appropriate for the board of directors;

•	the extent to which the prospective nominee helps the board of directors reflect the diversity of Tarragon stockholders, employees, customers, guests and communities; and

•	the willingness of the prospective nominee to meet any minimum equity interest holding guideline.
     Tarragon’s corporate governance and nominating committee will also consider such other relevant factors as it deems appropriate, including the current composition of the board of directors, the balance of management and independent directors, the need for audit committee expertise and the evaluations of other prospective nominees, and may interview prospective nominees in person or by telephone. After completing this evaluation and interview, the committee will make a recommendation to Tarragon’s full board of directors as to the persons who should be nominated, and the board of directors will determine the nominees after considering the recommendation and report of the committee.
     In addition to making recommendations to Tarragon’s corporate governance and nominating committee, Tarragon’s bylaws provide that any stockholder entitled to vote at the annual meeting in the election of directors generally may nominate one or more persons for election as directors at a meeting only if written notice of the stockholder’s intention to make the nomination has been delivered personally to, or has been mailed to and received by, Tarragon’s corporate secretary not later than 35 nor more than 60 days prior to the meeting. Written notice from a stockholder desiring to nominate a candidate for director must set forth (1) the name and address of the stockholder who intends to make the nomination and the name of the person to be nominated, (2) the class and number of shares of stock held of record, owned beneficially and represented by proxy by such stockholder as of the record date for the meeting and as of the date of such notice, (3) a representation that the stockholder intends to appear in person or by proxy at the meeting to nominate the person specified in the notice, (4) a description of all arrangements or understandings between the stockholder and each nominee and any other person (naming those persons) pursuant to which the nomination is to be made by the stockholder, (5) such other information regarding each nominee proposed by the stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules and (6) the consent of each nominee to serve as a director if so elected.
Code of Business Conduct and Ethics
     Tarragon’s board of directors has adopted a code of business conduct and ethics that applies to the members of Tarragon’s board of directors and all of Tarragon’s executive officers and other employees, including Tarragon’s principal executive officer, principal financial officer and principal accounting officer. Employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of the law or Tarragon’s policies. The audit committee of Tarragon’s board of directors has adopted procedures to ensure that complaints regarding accounting, internal accounting controls or auditing matters may be submitted by employees in a confidential and anonymous manner. This code of business conduct and ethics is currently available on Tarragon’s website at http://www.tarragoncorp.com and is also available to Tarragon stockholders upon written request to Tarragon’s corporate secretary. If, in the future, Tarragon amends, modifies or waives any provision of this code of business conduct and ethics, it intends to satisfy any applicable disclosure requirement by posting this information on its website.

Compensation Committee Interlocks and Insider Participation
     The executive compensation committee currently consists of Messrs. Liebman, Weisbrod, Schrag and Schafran, who are all independent members of Tarragon’s board of directors. None of the members of the executive compensation committee are current or former employees of Tarragon or any of its subsidiaries.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
Compensation Discussion and Analysis
Policies and Objectives of Compensation Programs
     Tarragon’s compensation philosophy is based on the principle that compensation should, to the extent possible, reflect the financial performance of Tarragon and the individual’s performance and contribution to Tarragon’s success and should provide long- and short-term employment incentives.
     Tarragon’s policy has been to provide all employees with a total compensation package that includes a competitive salary, an incentive bonus based upon individual performance, competitive benefits and an efficient, worker-friendly workplace environment. In addition, most employees have been eligible to receive qualified incentive stock options or stock appreciation rights under Tarragon’s equity compensation plans, which were established to reward and motivate employees by aligning their interests with those of Tarragon stockholders and providing the employees with an opportunity to acquire a proprietary interest in Tarragon.
     Tarragon’s executive compensation policies are based upon the following tenets, which are intended to support Tarragon’s mission to maximize stockholder value:
•	Total compensation programs should strengthen the relationship between pay and performance by emphasizing variable, at-risk compensation that depends upon Tarragon’s achievements and the individual’s performance goals.

•	Compensation should generally increase with position and responsibility. Total compensation is higher for individuals with greater responsibility and greater ability to influence the company’s results. Likewise, as position and responsibility increase, a greater portion of the executive’s total compensation should be contingent on the achievement of performance objectives.

•	Management should focus on the long-term interests of stockholders. Accordingly, a portion of executive compensation must be long-term, at-risk pay in the form of restricted stock, stock options or stock appreciation rights. Equity based compensation should be higher for persons with higher levels of responsibility, with a greater percentage of their compensation dependent on long-term stock appreciation.

•	Tarragon must maintain its ability to attract, retain and encourage the development of qualified, capable executives. Total compensation opportunities generally should be competitive with the opportunities offered by organizations of comparable size within the real estate industry. For the positions that are not limited to or directly comparable with the real estate industry, Tarragon must reference broader general industry information for similar-sized organizations.
     Tarragon does not utilize benchmarking to establish compensation levels. However, market information regarding pay practices at other companies is compiled and considered in assessing the reasonableness of compensation, and ensuring that compensation levels remain competitive in the marketplace.
     Internal pay equity is also a factor considered in establishing compensation levels for Tarragon’s executive officers. Although Tarragon does not have a policy regarding the ratio of total compensation of the chief executive officer to that of its other executive officers, compensation levels are reviewed and compared to ensure that appropriate equity exists.
     Tarragon seeks to maximize the deductibility for tax purposes of all elements of compensation. Section 162(m) of the Internal Revenue Code generally disallows a tax deduction for non-qualifying compensation in excess of $1 million paid to any of the company’s named executive officers in any fiscal year. Tarragon manages its compensation programs in light of applicable tax provisions, including 162(m), and may revise compensation plans from time to time to maximize deductibility. However, the committee reserves the right to approve compensation that does not qualify for deduction when and if it deems it to be in the best interests of Tarragon to do so.

     Tarragon has not adopted equity or other security ownership requirements for its executive officers, but strongly encourages management to align its interests with those of the stockholders. Management beneficially owns approximately 51.6% of the outstanding shares of Tarragon common stock as of January 15, 2007.
Executive Compensation Committee Processes and Procedures
     The executive compensation committee of Tarragon’s board of directors operates under a written charter adopted by the board of directors. In 2006, Tarragon’s committee consisted of Messrs. Weisbrod (Chairman), Schafran, Schrag and Liebman. Each committee member qualifies as an independent director under the NASDAQ rules.
     The primary responsibilities of Tarragon’s committee are to oversee Tarragon’s compensation policies and practices, approve the compensation of the chief executive officer and other senior executive officers of Tarragon, administer Tarragon’s option and incentive plans and authorize option and other stock- or cash-based grants under those plans. The committee has met as often as necessary to perform its duties and responsibilities. It held three meetings in 2006 and has held one meeting to date in 2007. In addition, when appropriate, the committee acts by written consent, and the committee acted by written consent three times in 2006. The committee typically meets with the chief executive officer and president of Tarragon, as well as the general counsel and secretary, and when appropriate, the chief financial officer. The committee generally receives and reviews an agenda and related information prepared by management in advance of each meeting.
     Compensation decisions are generally made and approved in December and January of each year. Management plays a significant role in the compensation process. Management conducts annual employee performance evaluations in the fourth quarter and then recommends to the committee salary levels, bonuses and option or other incentive awards for the company’s senior executive officers. In addition, management prepares and provides a compilation of publicly available compensation information for other companies in Tarragon’s peer group, and the proposed compensation levels of the chief executive officer and other senior executives are compared against this information. In 2006, the chief executive officer worked closely with the committee to provide background information, relevant performance assessments and individual performance highlights and recommendations for 2007 salary levels and 2006 annual bonuses for Tarragon’s senior executives, as well as restricted stock grants for officers and employees of Tarragon, all of which were approved by the committee in furtherance of Tarragon’s compensation policies and objectives.
Elements of Executive Compensation
     Tarragon’s executive compensation includes three key elements: (1) base salary, (2) annual short-term incentive awards paid in cash or restricted stock and (3) long-term incentive awards in the form of stock options or stock appreciation rights payable in stock.
Base Salary
     Executive salaries are set at levels designed to allow Tarragon to attract, inspire and retain the highly qualified real estate professionals essential to Tarragon’s continued success. Tarragon’s executive officers are paid salaries in line with their experience and responsibilities, and 2007 salary increases were based upon the executive’s past performance, current level of contribution and future potential, taking into account competitive market compensation paid by other companies for similar positions.
     The total increase in base salaries for calendar year 2007 for Tarragon’s top three executive officers was 66.5% over 2006. This marked the first increase in base salary for these executives since January 1, 2004 and reflects, among other things, the substantial increase in the scope, scale and complexity of Tarragon’s operations over that period and the committee’s assessment that Tarragon had historically underpaid these executives. In addition, the committee considered the performance of Tarragon over the prior three-year period, rather than limiting its consideration to 2006, and individual contributions to the success of the company over that time period. Total 2007 increases in base salaries for Tarragon’s remaining executive officers averaged 6% over 2006.

Annual Bonus and Restricted Stock
     Short-term incentive awards are based on each executive officer’s measure of success in attaining both individual and company performance goals and are designed to provide motivation for executive performance that results in improved financial results and condition over both the short and long term. In 2006, annual bonuses were paid in cash or a combination of cash and restricted stock. All restricted stock awards were issued under the Tarragon Corporation Amended and Restated Omnibus Plan, or Tarragon Omnibus Plan. These awards will vest 13 months from the date of grant, unless vesting sooner in accordance with their terms, and were valued at the fair market value of the stock on the date of the grant, without discount.
     The total of annual bonuses paid by Tarragon in 2006 was $4.8 million less than the prior year, reflecting the company’s weaker performance in 2006 as compared to 2005. In view of his substantial stockholdings, Mr. Friedman declined any bonus in 2006. The total of discretionary bonuses paid to the remaining executive officers in 2006 increased by only $15,000, or 0.8% over 2005. Messrs. Rohdie and Rothenberg received discretionary bonuses equal to 185% of their 2006 base salary, reflecting the committee’s belief that the most senior executives should have the greatest percentage of their total compensation in performance-based pay. Excluding Messrs. Friedman, Rohdie and Rothenberg, individual performance-based pay represented on average 36.4% of the total compensation paid to Tarragon’s executive officers in 2006.
     The committee considered individual performance criteria for each of the executive officers, internal pay equity, historical compensation and an analysis of compensation practices at a group of Tarragon’s peers in the homebuilding industry, to set the level of discretionary bonus for each executive. The committee also considered the fact that the most senior executives had not earned a bonus under Tarragon’s long-term incentive compensation plan for 2006, as Tarragon did not meet the performance goals set by the committee, despite admirable individual performances and extensive hard work in a down market. The decision to pay up to 50% of discretionary bonuses in restricted stock was based on a review of the total mix of each executive’s compensation package, past equity awards, stated individual preferences, and the availability of restricted stock for such awards. In the prior year, only those individuals receiving bonuses in excess of $500,000 received 20% of their bonus compensation in the form of restricted stock awards.
     The following table sets forth the actual dollar amounts of 2006 bonuses paid to the named executive officers in the form of restricted stock awards, and the numbers of shares of restricted stock issued to each. All awards were based on the closing stock price of Tarragon common stock on December 19, 2006, the date the committee approved the restricted stock awards, which was $11.95 per share.

	Dollar Amount of	Number of Shares of
	Bonus Paid in	Restricted Stock
Name	Restricted Stock	Issued
William S. Friedman	—	—
Robert C. Rohdie	—	—
Robert P. Rothenberg	$119,500	10,000
Ron Leichtner	$300,000	25,105
Kathryn Mansfield	$80,000	6,695
Todd C. Minor	$45,000	3,766
Erin D. Pickens	$45,000	3,766
William J. Rosato	$225,000	18,828
Charles D. Rubenstein	$92,500	7,741
Todd M. Schefler	$400,000	33,473
Elieen A. Swenson	—	—
Development Incentive Compensation Program
     In December 2004, Tarragon’s board of directors adopted a Development Incentive Compensation Program, or Development Plan, that established a three-tier bonus pool equal to 8% of the estimated net pre-tax profits earned or to be earned by Tarragon on all development projects. Senior development executives were eligible for a bonus, payable in cash or equity awards, tied directly to the success and profitability of the specific projects under each executive’s supervision and control. In addition, all development executives, members of those executives’ development teams and divisional personnel were eligible for bonuses based on the estimated net, pre-tax profit of all development projects undertaken by the company. The Development Plan was specifically designed to maximize the profitability of each development executive’s projects by providing an opportunity for such executive to benefit directly from the success of those projects. The Development Plan was also designed to foster cooperation and team spirit among all development personnel, by allowing all personnel to share in the profitability of the development projects undertaken by Tarragon as a whole. In addition, the committee expected the Development Plan to provide a reference point for the incentive compensation of the chief executive officer and other Tarragon named executive officers, although the committee retained the right to determine actual bonus and equity awards paid to them annually.
     In 2006, bonus awards to certain development executives were adjusted to account for lower than projected profitability on certain projects. However, these decisions were made on a case-by-case basis, and Tarragon does not have a general policy regarding the adjustment or recovery of an award if the performance objective on which it is based is restated or otherwise adjusted in a manner that would have significantly reduced the size of the original award.
Long-Term Incentive Compensation
     Tarragon has also given long-term incentive awards in the form of stock option grants or stock appreciation rights to its executive officers. Tarragon believes that stock options and stock appreciation rights focus executives on preserving and increasing stockholder value, while the vesting period encourages executive retention. The timing and number of shares of Tarragon common stock covered by these awards have generally been based on various subjective factors, primarily relating to the position and level of responsibilities of the individual executive and his or her expected future contributions, the number of options currently held by such executive and the size of awards granted to such executive officer in prior years.
     Stock Options. Tarragon has used stock options to align the interests of management with stockholders. Typically, these awards have a 10-year term, vesting 20% per year, and are issued at the closing market price of Tarragon common stock on the date of grant. The committee approved stock option awards in amounts ranging from 2,000 to 30,000 shares to many of Tarragon’s executive officers in January 2006, in connection with 2005 performance reviews. In light of the distribution, however, the committee did not grant any additional option awards as part of 2006 compensation.
     Stock Appreciation Rights. Tarragon also has issued stock appreciation rights as long-term incentive awards. Tarragon’s stock appreciation rights awards are typically for a 10-year term, are immediately vested or vest within 3 years, and are issued at the closing market price of Tarragon common stock on the date of grant. They are payable only in Tarragon common stock. No stock appreciation rights were granted to Tarragon’s executives in 2006.
     Performance-Based Compensation Awards. In June 2006, Tarragon adopted, with the approval of its stockholders, the Tarragon Corporation 2006 Incentive Compensation Plan, or 2006 Plan, designed to comply with the performance-based compensation exemption requirements of Section 162(m) of the Code. Tarragon’s executive compensation committee established performance goals and incentives for 2006 for three of Tarragon’s named executive officers, William S. Friedman, Robert Rothenberg and Robert Rohdie, in accordance with the 2006 Plan. The performance goals established by the committee included a set increase in homebuilding sales revenue or the same level increase in income from continuing operations, in each case measured against the same one-year period in the prior year. If either or both goals were met or exceeded, each of the executives would have been eligible for a bonus of up to 1% of consolidated net income as reported by Tarragon in its consolidated statements of income for 2006. Neither goal was met in 2006, due primarily to a change in market conditions for condominiums and lower than expected sales in Tarragon’s South Florida condominium conversion projects. As a result, none of the executives received any compensation under this plan for 2006.
     The committee considered the impact of Section 162(m) when making 2006 compensation decisions and limited all discretionary bonuses to Tarragon’s named executive officers so as not to exceed the $1 million cap.

     In January 2007, the committee determined that Mr. Rothenberg was the only eligible participant in the 2006 Plan for 2007. Upon consideration of Tarragon’s strategic goals and plans for 2007, including the distribution, the committee further determined that a quarterly measurement period was more appropriate than an annual measurement period under the circumstances. Accordingly, the committee adopted a measurement period of January 1, 2007 through March 31, 2007. The performance goals established by the committee for Mr. Rothenberg during that measurement period included homebuilding sales revenue for both consolidated and unconsolidated projects as reported in homebuilding division operating statements for the first quarter of 2007 of greater than the average of the four quarters of 2006, or earnings before interest, taxes, depreciation and amortization (EBITDA) for the first quarter of 2007 of greater than the average of the four quarters of 2006. In the event either or both of these goals are met or exceeded, Mr. Rothenberg will be eligible for a cash bonus of up to $500,000.
Severance and Change-in-Control Arrangements
     None of Tarragon’s named executive officers have any arrangements that provide for the payment of severance payments, nor are they entitled to payment of any benefits upon a change in control of Tarragon, except that Tarragon’s equity plans provide that upon a change in control, all unvested stock options and stock appreciation rights vest and become immediately exercisable and all restrictions on restricted stock awards lapse. Under Tarragon’s equity plans, Tarragon named executive officers are entitled to the same benefits available to Tarragon employees generally.
Compensation Committee Report
     We have reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on our review and discussion, we have recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement.
Executive Compensation Committee

Lance Liebman	Lawrence G. Schafran
Raymond V.J. Schrag	Carl B. Weisbrod

Summary Compensation Table
     The following table provides information concerning the total compensation paid in 2006 to the persons (1) who currently serve as Tarragon’s principal executive officer, principal financial officer and three other most highly compensated executive officers, or Tarragon’s named executive officers, (2) who will serve as Tarragon Homes’ principal executive officer, principal financial officer and three other most highly compensated executive officers, or Tarragon Homes’ named executive officers, based on 2006 compensation paid by Tarragon to such individuals in their capacities at Tarragon and (3) who will serve as Sage’s principal executive officer, principal financial officer and three other most highly compensated executive officers, or Sage’s named executive officers, based on 2006 compensation paid by Tarragon to such individuals in their capacities at Tarragon. These amounts do not reflect the compensation that the Tarragon Homes named executive officers and Sage named executive officers will receive following the distribution, and the share information set forth below does not give effect to the distribution. For a discussion of the treatment of Tarragon equity-based awards in connection with the distribution, see the information under the caption “The Distribution — Treatment of Outstanding Tarragon Equity Awards” and for further information on Tarragon Homes’ named executive officers and Sage’s named executive officers following the distribution, see the information under the captions “Certain Information About Tarragon Homes — Management of Tarragon Homes,” “Certain Information About Tarragon Homes — Compensation of Tarragon Homes Directors and Executive Officers,” “Certain Information About Sage — Management of Sage” and “Certain Information About Sage — Compensation of Sage Directors and Executive Officers.”

Name and Principal					Stock	Option	All Other
Position at Tarragon	Year	Salary	Bonus		Awards (1)	Awards (2)	Compensation (3)	Total
William S. Friedman * ‡	2006	$350,000	$—		$145,480	$32,097	$9,160	$536,737
Chairman and Chief
Executive Officer

Robert P. Rothenberg * †	2006	$350,000	$530,000		$228,443	$107,881	$29,805 (4)	$1,246,629
President and Chief
Operating Officer

Robert C. Rohdie *	2006	$350,000	$650,000		$223,068	$173,080	$9,160	$1,405,308
President & Chief
Executive Officer –
Tarragon Development
Corporation

Erin D. Pickens * ‡	2006	$225,000	$85,000		$2,024	$29,288	$9,160	$350,472
Executive Vice President
and Chief Financial Officer

Kathryn Mansfield ‡	2006	$220,000	$80,000		$3,598	$39,192	$9,160	$351,950
Executive Vice President,
Secretary and General
Counsel

Todd C. Minor ‡	2006	$225,000	$90,000		$2,024	$22,511	$9,160	$348,695
Executive Vice President
and Treasurer

Charles D. Rubenstein * †	2006	$360,000	$92,500		$4,160	$32,364	$9,160	$498,184
Executive Vice President
and Chief Real Estate
Counsel

Eileen A. Swenson ‡	2006	$220,000	$120,000		$—	$—	$9,160	$349,160
President, Tarragon
Management, Inc.

Todd M. Schefler †	2006	$275,000	$525,000	(5)	$203,743	$77,945	$9,160	$1,090,848
Executive Vice President;
President, Tarragon
Development Corporation

Name and Principal					Stock	Option	All Other
Position at Tarragon	Year	Salary	Bonus		Awards (1)	Awards (2)	Compensation (3)	Total
Ron Leichtner †	2006	$200,000	$400,000	(5)	$168,670	$49,916	$9,160	$827,746
Executive Vice President

William J. Rosato †	2006	$200,000	$225,000	(5)	$10,119	$20,147	$9,160	$464,426
Executive Vice President

*	Tarragon named executive officer prior to the distribution.

†	Tarragon Homes named executive officer following the distribution.

‡	Sage named executive officer following the distribution.

(1)	The amounts in this column reflect the compensation expense recognized for 2006 financial statement reporting purposes related to stock awards granted in accordance with FAS 123R. Compensation expense is calculated based on the grant date fair value of the stock award based on the closing sale price on the date of grant.

(2)	The amounts in this column reflect the compensation expense recognized for 2006 financial statement reporting purposes related to stock options and stock appreciation rights granted in accordance with FAS 123R. Compensation expense is calculated based on the grant date fair value of the option awards, which is calculated with the Black-Scholes option valuation model using the following range of assumptions:

• options are assumed to be exercised in 3 to 8 years;

• expected volatility ranges from 18.24% to 30.1%;

• risk free rate of return ranges from 3.57% to 5.25%; and

• forfeitures range from 1.75% to 3%.

(3)	With the exception of Mr. Rothenberg, these amounts consist solely of (a) 401(k) plan matching contributions and (b) life insurance premiums paid by Tarragon.

(4)	Includes provision of an automobile, a business travel life insurance policy and use of an apartment as a second home.

(5)	In 2006, 100% of the bonuses paid to Messrs. Schefler and Rosato and two-thirds of the bonus paid to Mr. Leichtner were discretionary bonuses approved by the executive compensation committee and paid under the Development Plan.

Grants of Plan-Based Awards
     The following table provides information concerning each grant of stock options and stock appreciation rights, if any, awarded during 2006 to each person (1) who currently serves as a Tarragon named executive officer, (2) who will serve as a Tarragon Homes named executive officer based on 2006 compensation paid by Tarragon to such individuals in their capacities at Tarragon and (3) who will serve as a Sage named executive officer based on 2006 compensation paid by Tarragon to such individuals in their capacities at Tarragon. The amount of Tarragon stock options or stock appreciation rights granted is not indicative of the amount of Tarragon Homes or Sage stock options or stock appreciation rights that Tarragon Homes named executive officers or Sage named executive officers may receive following the distribution. The share information set forth below does not give effect to the distribution. For a discussion of the treatment of Tarragon equity-based awards in connection with the distribution, see the information under the caption “The Distribution — Treatment of Outstanding Tarragon Equity Awards.”

				All Other
				Option
			All Other	Awards:
			Stock	Number
		Estimated Future	Awards:	of	Exercise	Closing	Grant Date
		Payouts Under	Number	Securities	or Base	Market	Fair Value
		Non-Equity Incentive	of Shares	Under-	Price of	Price on	of Stock
	Grant	Plan Awards (1)	of Stock	lying	Option	Date of	and Option
Name	Date	Maximum	or Units	Options	Awards	Grant	Awards (2)
William S. Friedman * ‡	01/11/2006		7,331	—	$—	$20.46	$149,992
Robert P. Rothenberg * †	01/11/2006		—	30,000	$20.46	$20.46	$273,617
	01/11/2006		11,241	—	$—	$20.46	$230,000
	12/19/2006		10,000	—	$—	$11.95	$119,500
Robert C. Rohdie *	01/11/2006		—	30,000	$20.46	$20.46	$273,617
	01/11/2006		11,241	—	$—	$20.46	$230,000
Erin D. Pickens * ‡	12/19/2006		3,766	—	$—	$11.95	$45,004
Kathryn Mansfield ‡	01/11/2006		—	5,000	$20.46	$20.46	$45,603
	12/19/2006		6,695	—	$—	$11.95	$80,005
Todd C. Minor ‡	01/11/2006		—	2,000	$20.46	$20.46	$18,241
	12/19/2006		3,766	—	$—	$11.95	$45,004
Charles D. Rubenstein * †	01/11/2006		—	10,000	$20.46	$20.46	$91,206
	12/19/2006		7,741	—	$—	$11.95	$92,500
Eileen A. Swenson ‡	—		—	—	$—	$—	$—
Todd M. Schefler †	01/11/2006		—	20,000	$20.46	$20.46	$182,411
	01/26/2006		9,828	—	$—	$20.35	$200,000
	12/19/2006		33,473	—	$—	$11.95	$400,000
Ron Leichtner †	01/11/2006		—	5,000	$20.46	$20.46	$45,603
	01/11/2006		7,820	—	$—	$20.46	$160,000
	12/19/2006		25,105	—	$—	$11.95	$300,000
William J. Rosato †	01/11/2006		—	5,000	$20.46	$20.46	$45,603
	12/19/2006		18,828	—	$—	$11.95	$225,000

*	Tarragon named executive officer prior to the distribution.

†	Tarragon Homes named executive officer following the distribution.

‡	Sage named executive officer following the distribution.

(1)	Tarragon established performance goals for Messrs. Friedman, Rothenberg and Rohdie under the 2006 Plan; however, no awards were earned in 2006. Had the performance goals been met, each of these executive officers would have been eligible to receive a bonus of up to 1% of Tarragon’s consolidated net income as reported in its consolidated statements of income for 2006.

(2)	The grant date fair value of the option awards was calculated with the Black-Scholes option valuation model using the following assumptions:
•	options are assumed to be exercised in eight years;

•	expected volatility is 30.1%;

•	the risk free rate of return is 4.55%; and

•	forfeitures of 1.8% are assumed.

Outstanding Equity Awards at Fiscal Year-End
     The following table provides information concerning unexercised stock options, unvested restricted stock and equity incentive plan awards, if any, for each person (1) who currently serve as Tarragon’s named executive officers, (2) who will serve as Sage’s named executive officers based on 2006 compensation paid by Tarragon to such individuals in their capacities at Tarragon and (3) who will serve as Tarragon Homes’ named executive officers based on 2006 compensation paid by Tarragon to such individuals in their capacities at Tarragon. The information set forth below is not indicative of option or stock awards that Tarragon Homes named executive officers or Sage executive officers may receive following the distribution. The share information set forth below does not give effect to the distribution. For a discussion of the treatment of Tarragon equity-based awards in connection with the distribution, see the information under the caption “The Distribution — Treatment of Outstanding Tarragon Equity Awards.”

	Option Awards				Stock Awards
	Number of	Number of					Market
	Securities	Securities			Number of		Value of
	Underlying	Underlying			Shares or		Shares or
	Unexercised	Unexercised			Units of		Units of
	Options	Options	Option	Option	Stock That		Stock That
	Exercisable	Unexercisable	Exercise	Expiration	Have Not		Have Not
Name	(1)	(1)	Price (2)	Date	Vested		Vested
William S. Friedman * ‡	15,000	15,000	$16.33	01/20/2015	7,331	(3)	$150,000
Robert P. Rothenberg * †	816,750	—	$3.16	09/25/2010	11,241	(3)	$230,000
	49,500	12,375	$4.26	01/31/2012	10,000	(4)	$119,500
	—	30,000	$20.46	01/11/2016	—		$—
	15,000	15,000	$16.33	01/20/2015	—		$—
Robert C. Rohdie *	198,000	49,500	$4.26	01/31/2012	11,241	(3)	$230,000
	—	30,000	$20.46	01/11/2016	—		$—
	15,000	15,000	$16.33	01/20/2015	—		$—
Erin D. Pickens * ‡	17,016	—	$3.17	12/15/2008	3,766	(4)	$45,000
	5,063	3,375	$5.42	12/31/2012	—		$—
	5,625	3,750	$8.34	12/19/2013	—		$—
	7,500	7,500	$9.71	12/03/2014	—		$—
	1,500	1,500	$16.33	01/20/2015	—		$—
Kathryn Mansfield ‡	34,032	—	$2.83	05/18/2008	6,695	(4)	$80,000
	10,209	—	$3.17	12/15/2008	—		$—
	17,016	—	$3.36	12/20/2010	—		$—
	2,475	619	$4.24	01/09/2012	—		$—
	8,438	5,625	$5.42	12/31/2012	—		$—
	3,375	2,250	$8.34	12/19/2013	—		$—
	7,500	7,500	$9.71	12/3/2014	—		$—
	1,500	1,500	$16.33	01/20/2015	—		$—
	—	5,000	$20.46	01/11/2016	—		$—

	Option Awards				Stock Awards
							Market
	Number of	Number of			Number of		Value of
	Securities	Securities			Shares or		Shares or
	Underlying	Underlying			Units of		Units of
	Unexercised	Unexercised	Option	Option	Stock That		Stock That
	Options	Options	Exercise	Expiration	Have Not		Have Not
Name	Exercisable(1)	Unexercisable(1)	Price (2)	Date	Vested		Vested
Todd C. Minor ‡	17,016	—	$3.36	12/20/2010	3,766	(4)	$45,000
	4,950	1,238	$4.24	01/09/2012	—		$—
	5,063	3,375	$5.42	12/31/2012	—		$—
	1,500	1,500	$16.33	01/20/2015	—		$—
	1,667	3,333	$25.32	07/06/2015	—		$—
	—	2,000	$20.46	01/11/2016	—		$—
Charles D. Rubenstein * †	51,047	—	$3.53	09/08/2008	7,741	(4)	$92,500
	17,016	—	$3.36	12/20/2010	—		$—
	8,438	5,625	$5.42	12/31/2012	—		$—
	3,375	2,250	$8.34	12/19/2013	—		$—
	2,500	2,500	$16.33	01/20/2015	—		$—
	—	10,000	$20.46	01/11/2016	—		$—
Eileen A. Swenson ‡	2,500	2,500	$16.33	01/20/2015	—		$—
Todd M. Schefler †	34,031	—	$3.11	10/04/2010	9,828	(3)	$200,000
	34,031	—	$3.36	12/20/2010	33,473	(4)	$400,000
	12,375	3,094	$4.24	01/09/2012	—		$—
	8,438	5,625	$5.42	12/31/2012	—		$—
	3,000	3,000	$16.33	01/20/2015	—		$—
	6,667	13,333	$25.32	07/06/2015	—		$—
	—	20,000	$20.46	01/11/2016	—		$—
Ron Leichtner †	16,875	11,250	$5.42	12/31/2012	7,820	(3)	$160,000
	2,500	2,500	$16.33	01/20/2015	25,105	(4)	$300,000
	3,000	12,000	$25.32	07/06/2015	—		$—
	—	5,000	$20.46	01/11/2016	—		$—
William J. Rosato †	5,625	3,750	$8.19	10/20/2013	18,828	(4)	$225,000
	891	1,781	$12.11	01/03/2015	—		$—
	300	1,200	$20.93	02/10/2015	—		$—
	—	5,000	$20.46	01/11/2016	—		$—

*	Tarragon named executive officer prior to the distribution.

†	Tarragon Homes named executive officer following the distribution.

‡	Sage named executive officer following the distribution.

(1)	The following table shows vesting dates and schedules for unexercised option awards for each of Tarragon’s, Tarragon Homes’ and Sage’s named executive officers:

		Number of Securities
	Number of Securities	Underlying
	Underlying Unexercised	Unexercised	Vesting
	Options	Options	Commencement
Name	Exercisable	Unexercisable	Date	Vesting Schedule
William S. Friedman	15,000	15,000	01/20/2005	1/3 vested on grant, 1/3 per year for next 2 years
Robert P. Rothenberg	816,750	—	09/25/2000	1/3 vested on grant, 1/3 per year for next 2 years
	49,500	12,375	01/31/2002	20% per year over 5 years
	—	30,000	01/11/2006	20% per year over 5 years
	15,000	15,000	01/20/2005	1/3 vested on grant, 1/3 per year for next 2 years
Robert C. Rohdie	198,000	49,500	01/31/2002	20% per year over 5 years
	—	30,000	01/11/2006	20% per year over 5 years
	15,000	15,000	01/20/2005	1/3 vested on grant, 1/3 per year for next 2 years
Erin D. Pickens	17,016	—	12/15/1998	20% per year over 5 years
	5,063	3,375	01/01/2003	20% per year over 5 years
	5,625	3,750	12/19/2003	20% per year over 5 years
	7,500	7,500	12/03/2004	1/3 per year over 3 years
	1,500	1,500	01/20/2005	1/3 vested on grant, 1/3 per year for next 2 years
Kathryn Mansfield	34,032	—	05/18/1998	1/3 vested on grant, 1/3 per year for next 2 years
	10,209	—	12/15/1998	20% per year over 5 years
	17,016	—	12/20/2000	20% per year over 5 years
	2,475	619	01/09/2002	20% per year over 5 years
	8,438	5,625	01/01/2003	20% per year over 5 years
	3,375	2,250	12/19/2003	20% per year over 5 years
	7,500	7,500	12/03/2004	1/3 per year over 3 years
	1,500	1,500	01/20/2005	1/3 vested on grant, 1/3 per year for next 2 years
	—	5,000	01/11/2006	20% per year over 5 years
Todd C. Minor	17,016	—	12/20/2000	20% per year over 5 years
	4,950	1,238	01/09/2002	20% per year over 5 years
	5,063	3,375	01/01/2003	20% per year over 5 years
	1,500	1,500	01/20/2005	1/3 vested on grant, 1/3 per year for next 2 years
	1,667	3,333	07/06/2005	1/3 per year over 3 years
	—	2,000	01/11/2006	20% per year over 5 years
Charles D. Rubenstein	51,047	—	09/08/1998	20% per year over 5 years
	17,016	—	12/20/2000	20% per year over 5 years
	8,438	5,625	01/01/2003	20% per year over 5 years
	3,375	2,250	12/19/2003	20% per year over 5 years
	2,500	2,500	01/20/2005	1/3 vested on grant, 1/3 per year for next 2 years
	—	10,000	01/11/2006	20% per year over 5 years
Eileen A. Swenson	2,500	2,500	01/20/2005	1/3 vested on grant, 1/3 per year for next 2 years
Todd M. Schefler	34,031	—	10/04/2000	20% vested on 01/06/2001 and 20% vested each year on 01/06
	34,031	—	12/20/2000	20% per year over 5 years
	12,375	3,094	01/09/2002	20% per year over 5 years
	8,438	5,625	01/01/2003	20% per year over 5 years
	3,000	3,000	01/20/2005	1/3 vested on grant, 1/3 per year for next 2 years
	6,667	13,333	07/06/2005	1/3 per year over three years
	—	20,000	01/11/2006	20% per year over 5 years
Ron Leichtner	16,875	11,250	01/01/2003	20% per year over 5 years
	2,500	2,500	01/20/2005	1/3 vested on grant, 1/3 per year for next 2 years
	3,000	12,000	07/06/2005	20% per year over 5 years
	—	5,000	01/11/2006	20% per year over 5 years
William J. Rosato	5,625	3,750	10/20/2003	20% per year over 5 years
	891	1,781	01/03/2005	1/3 per year over 3 years
	300	1,200	02/10/2005	20% per year over 5 years
	—	5,000	01/011/2006	20% per year over 5 years
(2)	The exercise price for options granted through November 2005 is the average of the high bid price and low ask price over the five trading days prior to the date of grant. The exercise price for options granted after November 2005 and the base price for all stock appreciation rights are the closing price of Tarragon common stock on the date of grant.
(3)	Awards vest one year from the date of grant.
(4)	Awards vest 13 months from the date of grant.

Options Exercised and Stock Vested
          The following table provides information concerning each exercise of stock options, stock appreciation rights and similar instruments during the last completed fiscal year for each person (1) who currently serves as a Tarragon named executive officer, (2) who will serve as a Tarragon Homes named executive officer based on 2006 compensation paid by Tarragon to such individuals in their capacities at Tarragon and (3) who will serve as a Sage named executive officer based on 2006 compensation paid by Tarragon to such individuals in their capacities at Tarragon. The information set forth below is not indicative of option or stock awards that Tarragon Homes named executive officers or Sage named executive officers may receive following the distribution. The share information set forth below does not give effect to the distribution. For a discussion of the treatment of Tarragon equity-based awards in connection with the distribution, see the information under the caption “The Distribution — Treatment of Outstanding Tarragon Equity Awards.”

Option Awards
Number of Shares
	Acquired on	Value Realized on
Name	Exercise	Exercise
William S. Friedman * ‡	—	—
Robert P. Rothenberg * †	—	—
Robert C. Rohdie *	—	—
Erin D. Pickens * ‡	3,637	$74,995
Kathryn Mansfield ‡	3,637	$74,995
Todd C. Minor ‡	—	—
Charles D. Rubenstein * †	—	—
Eileen A. Swenson ‡	—	—
Todd M. Schefler †	—	—
Ron Leichtner †	—	—
William J. Rosato †	—	—

*	Tarragon named executive officer prior to the distribution.

†	Tarragon Homes named executive officer following the distribution.

‡	Sage named executive officer following the distribution.
Certain Executive Compensation Plans
Tarragon Corporation 2006 Incentive Compensation Plan
          In 2006, Tarragon’s board of directors and stockholders adopted the 2006 Plan. The 2006 Plan is a cash incentive plan intended to promote the attainment of Tarragon’s performance goals by providing performance-based annual compensation incentives for Tarragon’s executive officers and other key employees. The 2006 Plan is intended to conform with the requirements of the “performance-based” compensation exception to the deduction limitations of Section 162(m) of the Code.
     Description of the 2006 Plan
          The 2006 Plan is a cash incentive compensation plan, which is administered by the executive compensation committee of Tarragon’s board of directors. The executive compensation committee is comprised of four independent directors, each of whom qualify as “outside directors” within the meaning of Section 162(m) of the Code. Executive officers and other key employees designated by the executive compensation committee will be eligible to receive annual incentive awards or long-term incentive awards under the 2006 Plan, which will be paid in cash, based upon the achievement of individual performance objectives pre-established by the executive compensation committee. No executive will be entitled to receive an annual incentive award in excess of $4 million or a long-term incentive award in excess of $6 million under the 2006 Plan. Eligibility to participate is determined exclusively by the executive compensation committee and will vary from year to year. Performance goals established by Tarragon’s executive compensation committee for each participant will consist of target levels of performance for the period(s) designated by the executive compensation committee and will be based solely upon one or more of the following measures of performance:
•	Pre-tax or after-tax income from continuing operations;

•	Sales or revenue, including from unconsolidated entities;

•	Gross profit on homebuilding sales;

•	General and administrative expenses;

•	Earnings or book value per share;

•	Stock price appreciation;

•	Return on equity, assets, capital or investment;

•	Achieving sales targets, including pricing levels and absorption rates;

•	Earnings before interest, taxes, depreciation and amortization (EBITDA); and

•	Earnings before interest and taxes (EBIT).
          Performance goals may be expressed with respect to the Tarragon business as a whole, a division of Tarragon or one or more projects, and may be expressed in terms of absolute levels or percentages or ratios expressing relationships between two or more of the foregoing measures of performance, period-to-period changes, relative to business plans or budgets or relative to one or more other companies or one or more indices. Because amounts to be paid to participants depend on satisfaction of performance goals set by the executive compensation committee, the amount that will be paid in the current fiscal year or any subsequent fiscal year to individual participants, or that would have been paid in the last fiscal year, cannot be determined.
     Termination and Amendments
          The 2006 Plan does not have a stated term. It may be terminated or amended by the executive compensation committee at any time. In the event the 2006 Plan is terminated before a period designated for performance is completed, awards payable to individuals participating in the 2006 Plan will be prorated based on the number of months completed in such performance period.
Tarragon Corporation Amended and Restated Omnibus Plan
          In 2004, Tarragon’s board of directors and stockholders adopted and approved the Tarragon Omnibus Plan for employee options and stock-based awards.
     Shares Available for Issuance under the Tarragon Omnibus Plan
          The maximum number of shares of Tarragon common stock available for issuance under the Tarragon Omnibus Plan is presently two million (2,000,000). The aggregate number of shares of Tarragon common stock that are available for issuance of awards other than stock options is presently one million (1,000,000).
     Eligible Participants in the Tarragon Omnibus Plan
          As of January 15, 2007, all employees of Tarragon, including the named executive officers and non-employee directors, were eligible to participate in the Tarragon Omnibus Plan. Awards may be made under the Tarragon Omnibus Plan to any of Tarragon’s or its affiliates’ employees, officers or directors. Because participation and the types of awards under the Tarragon Omnibus Plan are subject to the discretion of the executive compensation committee, the benefits or amounts that will be received by any participant or groups of participants are not currently determinable.
     Administration
          Tarragon’s board of directors has delegated to its executive compensation committee the authority to administer the Tarragon Omnibus Plan. Subject to the terms of the Tarragon Omnibus Plan, Tarragon’s executive compensation committee may select participants to receive awards, determine the types of awards and the terms and conditions of awards and interpret provisions of the Tarragon Omnibus Plan.
     Shares Reserved for Issuance Under the Tarragon Omnibus Plan
          The shares issued or to be issued under the Tarragon Omnibus Plan consist of authorized but unissued shares. If any shares covered by an award are not purchased or are forfeited, or if an award otherwise terminates without delivery of any shares, then the number of shares then-available for issuance under the Tarragon Omnibus Plan will be increased by the amount of the shares that were covered by such award.
     Awards
          As discussed under the caption “— Compensation Discussion and Analysis,” the Tarragon Omnibus Plan permits the granting of options to purchase Tarragon common stock intended to qualify as incentive stock options under the Code and stock options that do not qualify as incentive stock options. Only Tarragon’s and its subsidiaries’ employees are eligible to receive incentive stock options. Tarragon’s executive compensation committee may also award restricted stock, stock appreciation rights or performance and annual incentive awards, which are ultimately payable in shares of Tarragon common stock.
          Tarragon’s executive compensation committee may also grant stock options or any of these other awards instead of cash compensation. Where Tarragon’s executive compensation committee elects to grant such awards, the value of Tarragon common stock subject to the award will be equivalent to the cash compensation that would have otherwise been received.
     Plan Termination
          The Tarragon Omnibus Plan terminates automatically ten years after its effective date, which is the date the Tarragon Omnibus Plan was approved by the stockholders. Tarragon’s board of directors may terminate or, subject to certain limitations, amend the plan at any time and for any reason. Amendments are contingent upon stockholder approval to the extent required by Tarragon’s board of directors, applicable law or applicable listing requirements.
Director Compensation
          For 2006, each of Tarragon’s non-employee directors received annual compensation of $20,000 for his or her service on Tarragon’s board of directors, plus $2,000 for each committee of Tarragon’s board of directors on which he or she served, $1,000 for each committee that he or she chaired and reimbursement of expenses. Directors who also serve as officers have not received any additional compensation for their services as director.
          In March 2006, Tarragon’s board of directors also approved an award of 500 shares of restricted Tarragon common stock to each non-employee director then serving on Tarragon’s board of directors, pursuant to the terms of the Tarragon Omnibus Plan. These shares were immediately vested, but cannot be sold until such time that the director ceases to serve on Tarragon’s board of directors.
          In December 2005, Tarragon’s executive compensation committee recommended, and Tarragon’s board of directors approved, a standing award of options for 2,000 shares of Tarragon common stock to each non-employee director serving on the board of directors on January 1 of each fiscal year, payable on the first business day of each fiscal year under the Tarragon Omnibus Plan. In January 2006 and 2007, each of Tarragon’s incumbent non-employee directors received options to purchase 2,000 shares of Tarragon common stock.
          The following table reflects information concerning the total compensation paid to the persons who (1) currently serve on Tarragon’s board of directors, (2) will serve on Tarragon Homes’ board of directors following the distribution and (3) will serve on Sage’s board of directors following the distribution. These amounts do not reflect the compensation such individuals will receive following the distribution. Messrs. Friedman, Rothenberg and Rohdie are employees of Tarragon and did not receive any compensation for their service as directors. The share information below does not give effect to the distribution. For a discussion of the treatment of Tarragon’s equity-based awards in connection with the distribution, see the information under the caption “The Distribution — Treatment of Outstanding Tarragon Equity Awards.”

	Fees Earned or
Name	Paid in Cash	Stock Awards(1)	Option Awards(2)	Total
Willie K. Davis * †	$24,000	$9,440	$12,686	$46,126
Richard S. Frary * †	$20,000	$9,440	$12,686	$42,126
Lance Liebman * †	$22,000	$9,440	$12,686	$44,126
Lawrence G. Schafran *†	$27,000	$9,440	$12,686	$49,126
Raymond V.J. Schrag * †	$27,000	$9,440	$12,686	$49,126
Carl B. Weisbrod * †	$23,000	$9,440	$12,686	$45,126
Martha E. Stark * ‡	$22,000	$9,440	$12,686	$44,126

*	Tarragon director prior to the distribution.

†	Tarragon Homes director following the distribution.

‡	Sage director following the distribution.

(1)	The amounts in this column reflect the compensation expense recognized for 2006 financial statement reporting purposes related to stock awards granted in accordance with FAS 123R. The grant date fair value of each stock award is equal to the closing sale price on the date of grant. The closing sale price for each stock award was $18.88.

(2)	The amounts in this column reflect the compensation expense recognized for 2006 financial statement reporting purposes related to stock options in accordance with FAS 123R. Compensation expense is calculated based on the grant date fair value of the stock options, which is calculated with the Black-Scholes option valuation model using the following assumptions:
•	options are assumed to be exercised in 3 years;

•	expected volatility is expected to be 37.14%;

•	risk free rate of return is 4.34%; and

•	forfeitures are assumed to be 1.8%.
Because each of the stock options in the table above were immediately vested, the grant date fair value is equal to the compensation expense recognized by Tarragon.

Equity Compensation Plan Information
     As of January 15, 2007, the Tarragon Omnibus Plan, Tarragon’s Amended and Restated Share Option and Incentive Plan, or the Share Incentive Plan, and Tarragon’s Amended and Restated Independent Director Share Option Plan, or the Director Plan, were the only compensation plans under which its securities were authorized for issuance. These plans were approved by Tarragon stockholders. The following table provides information as of January 15, 2007.

	Number of shares of		Number of shares of
	common stock to be	Weighted-average	common stock remaining
	issued upon exercise of	exercise price of	available for future
	outstanding options,	outstanding options,	issuance under equity
Plan Category	warrants and rights	warrants and rights	compensation plans
Equity compensation plans approved by stockholders	3,054,661	$6.58	1,182,098 (1)

Equity compensation plans not approved by stockholders	—	$—	—

(1)	All of these shares are available for issuance under the Tarragon Omnibus Plan, as both the Share Incentive Plan and the Director Plan expired in November 2005.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
     The following table sets forth information concerning the holdings of (1) each person known to Tarragon to be the beneficial owner of more than five percent of Tarragon common stock, (2) each director and named executive officer of Tarragon, (3) each person expected to be a director or named executive officer of Sage following the distribution, (4) each person expected to be a director or named executive officer of Tarragon Homes following the distribution, (5) all of Tarragon’s directors and executive officers as a group, (6) all of Sage’s directors and executive officers as a group and (7) all of Tarragon Homes’ directors and executive officers as a group. This information was furnished to Tarragon by the respective director, officer or stockholder. Except as otherwise noted below, the information presented is based on such persons’ ownership of Tarragon common stock and Tarragon 10% cumulative preferred stock as of January 15, 2007.
     As of January 15, 2007, there were 28,707,107 shares of Tarragon common stock and 1,252,267 shares of Tarragon 10% cumulative preferred stock outstanding. Unless otherwise indicated, the persons listed below have sole voting and investment power with respect to their shares of Tarragon common stock, except to the extent the applicable law gives spouses shared authority.

						Tarragon 10% Cumulative
	Tarragon Common Stock					Preferred Stock
	Amount of		Nature of		Approximate	Amount of
	Beneficial		Beneficial	Total Beneficial	Percent of	Beneficial	Approximate
Name of Beneficial Owner	Ownership		Ownership	Ownership (1)	Class (1) (2)	Ownership	Percent of Class
Lucy N. Friedman (3)	5,899,077	(4)	Direct	12,307,857	42.9%	1,000	#
	6,408,780	(5)	Indirect
	0		Vested
	0		Accelerated

William S. Friedman * † ‡ (3)	4,018,271	(6)	Direct	12,478,014	43.2%	—	—
	8,289,586	(7)	Indirect
	170,157		Vested
	0		Accelerated

Willie K. Davis * †	45,879	(8)	Direct	49,879	#	—	—
	0		Indirect
	4,000		Vested
	0		Accelerated

Richard S. Frary * †	76,442	(8)	Direct	83,442	#	—	—
	0		Indirect
	7,000		Vested
	0		Accelerated

Ron Leichtner †	25,105	(9)	Direct	57,230	#	—	—
	0		Indirect
	26,500		Vested
	5,625		Accelerated

Lance Liebman * †	35,224	(8)	Direct	84,910	#	—	—
	0		Indirect
	49,686		Vested
	0		Accelerated

Kathryn Mansfield ‡	12,512	(10)	Direct	101,674	#	—	—
	1,811	(11)	Indirect
	81,132	(13)	Vested
	6,219		Accelerated

Todd C. Minor ‡	41,136	(12)	Direct	74,845	#	—	—
	0		Indirect
	32,021		Vested
	1,688		Accelerated

Erin D. Pickens * ‡	39,499	(12)	Direct	76,640	#	—	—
	0		Indirect
	30,547	(13)	Vested
	6,594		Accelerated

Tarragon 10% Cumulative
	Tarragon Common Stock					Preferred Stock
	Amount of		Nature of		Approximate	Amount of
	Beneficial		Beneficial	Total Beneficial	Percent of	Beneficial	Approximate
Name of Beneficial Owner	Ownership		Ownership	Ownership (1)	Class (1) (2)	Ownership	Percent of Class
Robert C. Rohdie * †	203,937	(14)	Direct	1,127,742	3.9%	616,667	49.2%
	670,305	(15)	Indirect
	253,500		Vested
	0		Accelerated

William J. Rosato †	21,178	(16)	Direct	32,153	#	—	—
	0		Indirect
	7,225		Vested
	3,750		Accelerated

Robert P. Rothenberg * † ‡	58,825	(17)	Direct	1,147,638	3.9%	8,333	#
	0		Indirect
	1,088,813		Vested
	0		Accelerated

Charles D. Rubenstein * †	8,312	(18)	Direct	98,063	#	—	—
	0		Indirect
	84,688		Vested
	5,063		Accelerated

Lawrence G. Schafran * †	88,504	(8)(19)	Direct	90,504	#	—	—
	0		Indirect
	2,000		Vested
	0		Accelerated

Todd M. Schefler †	59,080	(20)	Direct	167,341	#	—	—
	0		Indirect
	105,448		Vested
	2,813		Accelerated

Raymond V.J. Schrag * †	217,275	(8)	Direct	278,786	1.0%	—	—
	57,511	(21)	Indirect
	4,000		Vested
	0		Accelerated

Martha E. Stark * ‡	1,000	(8)	Direct	5,000	#	—	—
	0		Indirect
	4,000		Vested
	0		Accelerated

Eileen A. Swenson ‡	944		Direct	115,131	#	8,334	#
	0		Indirect
	114,187		Vested
	0		Accelerated

Carl B. Weisbrod * †	34,966	(8)(22)	Direct	84,652	#	—	—
	0		Indirect
	49,686		Vested
	0		Accelerated

All Directors and Executive Officers of Tarragon as a group (14 individuals)				15,781,789	51.6%	633,334	50.6%

All Directors and Executive Officers of Tarragon Homes as a group (14 individuals)				15,882,028	51.8%	625,000	49.9%

All Directors and Executive Officers of Sage as a group (7 individuals)				13,998,942	46.3%	16,667	1.3%

#	Less than 1%.

*	Tarragon director or named executive officer prior to the distribution.

†	Tarragon Homes director or named executive officer following the distribution.

‡	Sage director or named executive officer following the distribution.

(1)	Assumes beneficial owner will exercise prior to the distribution all outstanding options and stock appreciation rights that will accelerate and vest in full and become immediately exercisable at least five days prior to the record date for the distribution, as described under the caption “The Distribution — Treatment of Outstanding Tarragon Equity Awards.” “Vested” means the number of shares of Tarragon common stock indirectly covered by options and stock appreciation rights exercisable within 60 days of January 15, 2007. “Accelerated” means the total number of additional shares of Tarragon common stock that will vest in connection with the distribution, as described under the caption “The Distribution — Treatment of Outstanding Tarragon Equity Awards.”

(2)	Percentages are based upon 28,707,107 shares of Tarragon common stock and 1,252,267 shares of Tarragon 10% cumulative preferred stock outstanding at January 15, 2007.

(3)	Mr. and Mrs. Friedman’s address is 423 W. 55th Street, 12th Floor, New York, New York 10019.

(4)	Includes 5,831,015 shares of Tarragon common stock that are pledged in standard margin account arrangements.

(5)	Includes 4,018,271 shares of Tarragon common stock owned by Mrs. Friedman’s spouse, William S. Friedman, Tarragon’s chief executive officer and chairman of Tarragon’s board of directors. Also includes 2,390,509 shares of Tarragon common stock owned by Beachwold Partners, L.P., of which Mr. Friedman is the general partner and Mrs. Friedman and their four children are the limited partners, all of which are pledged in standard margin account arrangements.

(6)	Includes 3,850,456 shares of Tarragon common stock that are pledged in standard margin account arrangements.

(7)	Includes 5,899,077 shares of Tarragon common stock owned by Mrs. Friedman. Also includes 2,390,509 shares of Tarragon common stock owned by Beachwold Partners, L.P., all of which are pledged in standard margin account arrangements.

(8)	Includes 1,000 shares of Tarragon restricted stock. Holders of restricted stock have sole voting power, but not investment power.

(9)	Includes 25,105 shares of Tarragon restricted stock. Holders of restricted stock have sole voting power, but not investment power.

(10)	Includes 6,695 shares of Tarragon restricted stock. Holders of restricted stock have sole voting power, but not investment power.

(11)	Includes 1,811 shares of Tarragon common stock held by Ms. Manfield’s spouse, as trustee for their son.

(12)	Includes 3,766 shares of Tarragon restricted stock. Holders of restricted stock have sole voting power, but not investment power.

(13)	Includes 7,500 vested stock appreciation rights, which if exercised would be settled with 1,156 shares of Tarragon common stock.

(14)	Includes 195,294 shares of Tarragon common stock pledged as partial collateral for a line of credit with a bank.

(15)	Includes 668,096 shares of Tarragon common stock owned by The Rohdie Family LLC, of which Mr. Rohdie is the managing member, 2,209 shares of Tarragon common stock owned by his spouse, Barbara Rohdie.

(16)	Includes 18,828 shares of Tarragon restricted stock. Holders of restricted stock have sole voting power, but not investment power.

(17)	Includes 10,000 shares of Tarragon restricted stock. Holders of restricted stock have sole voting power, but not investment power.

(18)	Includes 7,741 shares of Tarragon restricted stock. Holders of restricted stock have sole voting power, but not investment power.

(19)	Includes 87,504 shares of Tarragon common stock pledged in standard margin account arrangements.

(20)	Includes 43,301 shares of Tarragon restricted stock. Holders of restricted stock have sole voting power, but not investment power.

(21)	Includes 17,014 shares of Tarragon common stock owned by Mr. Schrag’s wife, Jean Schrag, and 40,497 shares of Tarragon common stock held by Mr. Schrag as trustee, in which he or his wife has a remainder interest. Mr. and Mrs. Schrag disclaim beneficial ownership of these shares, except to the extent of their pecuniary interest therein. It does not include 46,916 shares of Tarragon common stock held by Mr. Schrag as executor for the estate of Jane P. Norman, the deceased parent of Lucy N. Friedman. Mr. Schrag disclaims beneficial ownership of such shares.

(22)	Includes 21,066 shares of Tarragon common stock pledged in a standard margin account arrangement.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Policies and Procedures for Approval of Related Persons Transactions
     Tarragon has a policy of discouraging transactions with related persons except in exceptional circumstances. Prior to consideration, Tarragon’s board of directors requires full disclosure of all material facts concerning the relationship and financial interest of the relevant individuals involved in the transaction. The board then determines whether the transaction is fair to Tarragon. If the board makes this determination, the transaction must be approved by a majority of the independent directors entitled to vote on the matter. Tarragon’s articles of incorporation provide that Tarragon will not, directly or indirectly, contract or engage in any transaction with any director, officer or employee of Tarragon or any of their affiliates or associates (as such terms are defined in Rule 12b-2 under the Exchange Act) unless (1) all material facts as to the relationships between or financial interests of the relevant individuals or entities in and to the contract or transaction are disclosed to or are known by Tarragon’s board of directors or the appropriate board committee and (2) Tarragon’s board of directors or the appropriate committee determines that such contract or transaction is fair to Tarragon and simultaneously authorizes or ratifies such contract or transaction by the affirmative vote of a majority of the independent directors entitled to vote on that contract or transaction. All of the transactions reported in the following paragraphs were approved by Tarragon’s board of directors in accordance with these policies and procedures, and Tarragon believes that the terms of these transactions were at least as advantageous to Tarragon as those it could have obtained from unrelated third parties.
Transactions with Related Persons
Rohdie Preferred Interest
     In February 2000, Tarragon entered into an agreement to acquire the interests of Robert C. Rohdie and his affiliates in ten apartment communities. Mr. Rohdie, Tarragon’s partner in the development of these projects, contributed his equity interests to Tarragon Development Company, LLC, or TDC, an operating entity Tarragon formed, in exchange for a preferred interest in TDC of $10 million. Mr. Rohdie joined Tarragon as the president and chief executive officer of Tarragon Development Corporation, a wholly owned subsidiary of Tarragon, and became a member of Tarragon’s board of directors in February 2000.
     Mr. Rohdie’s preferred interest in TDC earned a guaranteed return until September 30, 2006, when he converted his preferred interest into 668,096 shares of Tarragon common stock and 616,667 shares of Tarragon 10% cumulative preferred stock in accordance with the terms of the operating agreement of TDC. Mr. Rohdie received distributions of $770,366, $623,556 and $421,889 in 2006, 2005 and 2004, respectively, in payment of his guaranteed return. Mr. Rohdie is no longer entitled to his preferred return from TDC and will not be entitled to any return following the distribution.
Ansonia Relationships
     In 1997, Tarragon formed Ansonia with Ansonia L.L.C., a New York limited liability company. Richard S. Frary, Joel Mael, Robert Rothenberg and Eileen Swenson are members of Ansonia L.L.C., which is the limited partner of Ansonia. TDC is the general partner of Ansonia. Mr. Rothenberg and Ms. Swenson became officers of Tarragon and Mr. Rothenberg was appointed to Tarragon’s board of directors in September 2000. Mr. Frary joined Tarragon’s board of directors in April 2004. Tarragon’s investment in Ansonia was fully recovered in 2002 from distributions to the partners of cash proceeds from property sales, mortgage refinancings, supplemental mortgages and property operations.
     In November 2000, Tarragon formed Ansonia Liberty L.L.C., a Connecticut limited liability company, for the purpose of acquiring a 124-unit apartment community known as the “Liberty Building” located in New Haven, Connecticut. In October 2001, Mr. Frary acquired a 10% member interest in Ansonia Liberty L.L.C. Tarragon’s investment in Ansonia Liberty L.L.C. was fully recovered in 2002 from distributions to the members of cash proceeds from refinancing of the mortgage secured by the property. In 2004, Tarragon received cash distributions of $158,408 from Ansonia Liberty L.L.C. Mr. Frary also received $30,273 in cash distributions from Ansonia Liberty L.L.C. in 2005 and $24,601 in 2004.

     In November 2005, Tarragon contributed its interests in 14 apartment properties, including the Liberty Building, to Ansonia in exchange for an increased ownership interest in Ansonia, and Mr. Frary contributed his interest in Ansonia Liberty L.L.C. in exchange for an individual ownership interest in Ansonia. Simultaneously, Ansonia closed a $391 million non-recourse financing secured by first and second lien mortgages on 23 of its 25 properties and pledges of equity interests in the related property-owning entities. In 2005, Tarragon received $64.4 million in cash distributions from Ansonia, including $64 million representing Tarragon’s share of the net proceeds from this financing transaction. In 2004, Tarragon received cash distributions of $4,854,462 from Ansonia in connection with refinancings and supplemental mortgages on four of its properties.
     In June 2006, Ansonia received an additional $20 million in loan proceeds under the financing of its portfolio. Tarragon received $15,814,890 in cash distributions representing Tarragon’s share of the net proceeds from this transaction. Mr. Rothenberg, Mr. Frary and Ms. Swenson received cash distributions from Ansonia in 2006, 2005 and 2004 in the amounts provided in the following table.

Name	2006	2005	2004
Richard S. Frary	$333,768	$1,395,785	$340,672
Robert P. Rothenberg	$677,961	$2,802,594	$814,439
Eileen Swenson	$121,051	$500,404	$115,506
     Tarragon received property management fees of $1,840,455 in 2006, $1,142,087 in 2005 and $1,025,968 in 2004 from properties owned by Ansonia.
     Following the distribution, Sage will continue to hold an indirect ownership interest in Ansonia. In addition, Mr. Rothenberg will continue as a director of Sage, and Ms. Swenson will serve as the president of Sage. Mr. Rothenberg and Ms. Swenson will retain their respective interests in the limited partner of Ansonia. Mr. Frary will become a director of Tarragon Homes following the distribution and will retain his interest in the limited partner of Ansonia and his direct interest as a limited partner in Ansonia.
Tarragon Calistoga Relationships
     In November 1999, Tarragon formed Tarragon Calistoga L.L.C., a Nevada limited liability company, or Calistoga, with Mr. Frary. Tarragon has an 80% managing member interest in Calistoga, and Mr. Frary holds the remaining 20% member interest. Calistoga owns (1) a 5% member interest in Calistoga Ranch Owners LLC, a California limited liability company, which owns a property development in Napa Valley, California, and (2) a 25% member interest in CR Tarragon Palm Springs L.L.C., a California limited liability company, which owns a Palm Springs, California resort development. In June 2001, Mr. Frary received $133,290 in distributions from Calistoga, of which $100,000 was a return of his initial investment contribution, and Tarragon received $533,158. Mr. Frary has since made additional net contributions to Calistoga of approximately $222,111. Following the distribution, Calistoga will remain a subsidiary of Sage, and Mr. Frary will become a director of Tarragon Homes.

Friedman Relationships
     With the approval of Tarragon’s board of directors, affiliates of William S. Friedman and his spouse, Lucy N. Friedman, made a $30 million unsecured revolving line of credit available to Tarragon in 2006. This unsecured loan replaced a two year, $20 million revolving line of credit that Mr. and Mrs. Friedman made available to Tarragon in 2004 and 2005. Advances under this line of credit bear interest at LIBOR plus 1% per annum or the lowest rate at which credit is offered to Tarragon by any third party. The following table shows the largest aggregate principal amount of indebtedness under the loan and the principal and interest paid on that indebtedness in 2006, 2005 and 2004.

	2006	2005	2004
Largest aggregate principal amount of indebtedness	$30,703,145	$12,488,107	$3,978,880
Principal paid	$78,994,235	$14,750,000	$12,264,995
Interest paid	$291,948	$58,978	$5,764
     As of December 31, 2006, the outstanding amount under this loan was $10,380,976.
     In 2003, as an accommodation to Tarragon, Mr. and Mrs. Friedman and their affiliates pledged approximately 1.2 million shares of Tarragon common stock as partial security for a line of credit with a bank. The line of credit was repaid in full in January 2006 and the pledged stock held as collateral was subsequently released.
     Tarragon received property and asset management fees totaling $75,468 in 2006, $9,777 in 2005 and $13,526 in 2004 and loan origination fees of $155,750 in 2006 from real estate partnerships controlled by Mr. Friedman.

TARRAGON HOMES CORPORATION
CAPITALIZATION OF TARRAGON HOMES
     The following table sets forth the debt and capitalization of Tarragon Homes as of September 30, 2006 on a historical carveout basis and pro forma basis to give effect to the distribution. This table should be read in conjunction with the audited and unaudited carveout consolidated financial statements of Tarragon Homes and the related notes included elsewhere in this proxy statement and Tarragon Homes unaudited pro forma financial statements. The pro forma information set forth below gives effect to the properties transferred to Sage with a carrying value of $271.3 million and the related debt in the amount of $211.7 million in connection with the distribution as if it had occurred on September 30, 2006. This information is not indicative of the capitalization of Tarragon Homes in the future or as it would have been had Tarragon Homes been a separate, independent company at September 30, 2006 or had the distribution actually been completed on that date.

	As of September 30, 2006
	(dollars in thousands)
	Historical	Pro
	Carveout	Forma
Mortgages and notes payable	$919,045	$707,319
Subordinated unsecured notes	125,000	125,000
Senior convertible notes	5,750	5,750

Debt	1,049,795	838,069

Parent’s net investment	511,112	444,968

Total	$1,560,907	$1,283,037

TARRAGON HOMES CORPORATION
SELECTED CONSOLIDATED FINANCIAL DATA OF TARRAGON HOMES
     Tarragon Homes derived the following selected consolidated financial data as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 from Tarragon Homes’ audited carveout consolidated financial statements, which have been audited by Grant Thornton LLP, independent auditors. Tarragon derived the selected consolidated financial data as of December 31, 2003, 2002, and 2001 and for the years ended December 31, 2002 and 2001 from Tarragon Homes’ accounting records for those periods and have been prepared on a basis consistent with Tarragon Homes’ audited carveout consolidated financial statements. Tarragon derived the selected consolidated financial data and as of September 30, 2006 and for the nine months ended September 30, 2006 and 2005 from Tarragon Homes’ unaudited carveout consolidated financial statements, which, in the opinion of management, include all adjustments necessary for a fair presentation of the selected financial data in conformity with GAAP. Results of operations for the nine months ended September 30, 2006 are not necessarily indicative of the results that may be achieved for the year ending December 31, 2006.
     Tarragon Homes was formed in December 2006 for the purpose of taking title to the stock of Tarragon’s subsidiaries and the assets of Tarragon relating solely or primarily to the Tarragon Homes business. Tarragon Homes does not have an operating history as an independent company. The audited and unaudited carveout consolidated financial statements for Tarragon Homes contained in this proxy statement reflect periods during which neither Tarragon Homes nor any of its subsidiaries operated as an independent company, and specified assumptions were made in preparing these financial statements.
     The financial information presented below reflects the historical results of operations of Tarragon Homes, including charges made for corporate services provided to Tarragon Homes by Tarragon based on the functions of the corporate departments. Operating expenses and interest expense reflect direct charges of the Tarragon Homes business. In the opinion of management, these allocations have been made on a reasonable basis.
     The selected consolidated financial data presented below should be read in conjunction with the information under the captions “Management’s Discussion and Analysis of Tarragon Homes’ Financial Condition and Results of Operations” and Tarragon Homes’ audited and unaudited carveout consolidated financial statements and the related notes, which are included elsewhere in this proxy statement.

	For the Nine
	Months Ended
	September 30,		For the Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(unaudited)					(unaudited)	(unaudited)
	(dollars in thousands)
Operating data
Homebuilding sales revenue	$306,754	$376,152	$504,722	$220,465	$56,279	$26,179	$25,950
Rental and other revenue	15,607	8,091	13,810	2,253	7,246	11,305	26,542
Total revenue	322,361	384,243	518,532	222,718	63,525	37,484	52,492

Equity in income (loss) of partnerships and joint ventures	11,732	26,606	31,109	14,676	14,458	(908)	1,033
Net income (loss)	24,478	55,096	76,165	34,490	7,358	(11,774)	(2,602)

	As of
	September 30,	As of December 31,
	2006	2005	2004	2003	2002	2001
	(unaudited)			(unaudited)	(unaudited)	(unaudited)
	(dollars in thousands)
Balance sheet data
Cash and cash equivalents	$26,045	$33,138	$18,636	$386	$14,938	$6,824
Homebuilding inventory	1,389,424	1,055,423	287,353	97,234	31,632	31,412
Real estate held for investment	83,687	70,237	41,791	28,519	68,824	193,623
Investments in and advances to partnerships and joint ventures	59,630	77,448	42,774	73,517	20,023	27,162
Total assets	1,678,929	1,364,013	547,367	206,433	140,059	266,076
Mortgages and notes payable	919,045	771,293	236,698	73,187	56,487	164,564
Subordinated unsecured notes	125,000	65,000	—	—	—	—
Senior convertible notes	5,750	5,750	62,000	—	—	—
Parent’s net investment	511,112	426,588	179,787	118,557	77,267	83,143

TARRAGON HOMES CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF TARRAGON HOMES’ FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Separation from Tarragon
     Tarragon Homes was incorporated under the laws of the State of Delaware in December 2006 as a wholly owned subsidiary of Tarragon and, following the distribution, will be the successor to the homebuilding division of Tarragon. Tarragon operated the homebuilding division through various subsidiaries. Tarragon Homes will have no material assets or activities until the contribution to it by Tarragon of the Tarragon Homes business, which is expected to occur immediately prior to the distribution. Following the distribution, Tarragon Homes will be an independent, publicly traded company and Sage will have no continuing stock ownership interest in Tarragon Homes.
     In connection with the distribution, Tarragon Homes will enter into various agreements that address the allocation of assets and liabilities and that define Tarragon Homes’ relationship with Sage following the distribution, including the distribution agreement, the tax matters agreement, the transition services agreement, the employee matters agreement and certain operating and service agreements. For further information on these arrangements, see the information under the captions “Unaudited Consolidated Pro Forma Financial Information of Tarragon Homes” and “Relationship Between Tarragon Homes and Sage Following the Distribution.”
Matters Affecting Analysis
     Tarragon Homes’ audited and unaudited consolidated carveout financial statements have been prepared on the historical cost basis in accordance with GAAP and reflect the historical financial condition, results of operations and cash flows of the Tarragon Homes business to be transferred to Tarragon Homes from Tarragon in connection with the distribution. The financial information included in this proxy statement, however, is not necessarily indicative of what Tarragon Homes’ financial condition, results of operations or cash flows would have been had it operated as an independent company during the periods presented, nor is it indicative of its future performance as an independent company.
     Tarragon Homes has been allocated specified Tarragon corporate income and expenses. General and administrative expenses have been allocated based on the functions of the corporate departments. Other corporate income and expenses that were not directly associated with the homebuilding business have been allocated in the same proportions as the general and administrative expenses. Tarragon Homes believes that these allocations have been made on a reasonable basis.
     The following discussion should be read in conjunction with the information under the caption “Selected Consolidated Financial Data of Tarragon Homes” and Tarragon Homes’ audited and unaudited carveout consolidated financial statements and the related notes included elsewhere in this proxy statement. The dollar amounts included in the tables in this section are presented in thousands unless otherwise noted.
Business Overview
     The following discussion provides information about the principle components of revenue and expenses of Tarragon Homes.

     Revenue. Tarragon Homes’ revenue is principally derived from homebuilding sales, which represent sales of condominium homes, townhomes and developed land reported on either the completed contract or percentage-of-completion method of revenue recognition, as appropriate. In addition, Tarragon Homes’ large development projects in urban areas require long lead times. As a result, there is a significant time period between the commencement of these projects and recognition of revenue.
     Expenses. Tarragon Homes’ expenses principally consist of:
•	costs of homebuilding sales, which include land, construction costs, construction supervision, marketing, commissions and other selling costs, interest (including $14.8 million in 2005, $7.7 million in 2004, $1.4 million in 2003, $9.1 million for the nine months ended September 30, 2006 and $11.0 million for the nine months ended September 30, 2005), developer fees and architectural and engineering fees; and

•	general and administrative expenses, a significant portion of which consists of compensation and benefits and other personnel-related costs of personnel not directly related to development activities.
     Other income and expenses. Tarragon Homes’ other income and expenses include:
•	interest expense related to mortgages and other debt;

•	equity in income or losses of partnerships and joint ventures, which represents Tarragon Homes’ share of the net income or net loss of unconsolidated partnerships and joint ventures; and

•	minority interests in income from consolidated partnerships and joint ventures, which consists of Tarragon Homes’ partners’ shares of gross profit from homebuilding sales.
Outlook
     Tarragon Homes believes its focus on urban and high-density homebuilding designed for non-traditional households will continue to present growth opportunities for it for a number of reasons, including:
•	the pipeline of future projects includes a number of large projects in the attractive markets of New Jersey, Fort Lauderdale and Orlando, Florida and Nashville, Tennessee, which Tarragon Homes expects to produce substantial revenues over the next five or more years;

•	scarcity of urban land for development in established communities and increased restrictions and controls on growth in many areas is channeling a larger share of new construction into areas where high-density housing predominates;

•	demographic trends of increased immigration, smaller households, longer active retirements, later marriages and more childless couples tend to favor demand in urban areas; and

•	smart growth initiatives driven by high fuel costs, environmental considerations, a desire to reduce sprawl and traffic congestion favor higher-density residential developments.
     Sales at condominium conversion projects on Florida’s west coast, which Tarragon Homes believes was primarily an investor-driven market in 2005, were much slower in 2006. Tarragon Homes has also seen increased competition and slowdowns in sales activity in other Florida markets, where Tarragon Homes believes the level of sales activity is now more in line with historical norms. Because of the slowdowns in condominium conversion sales, total homebuilding sales revenue in 2006, including revenue from unconsolidated properties, was lower than in 2005. Tarragon Homes has also increased its anticipated marketing costs and sales incentives for many of its condominium conversion projects, reducing its expected gross profit margins for these projects, as a result of the slowdown in sales activity.

Factors Affecting Comparability of Results of Operations
     Consolidation of One Las Olas, Ltd. One factor that may affect the comparability of Tarragon Homes’ results is the consolidation of One Las Olas, Ltd. in January 2004 pursuant to the Financial Accounting Standards Board’s, or the FASB, Interpretation 46-R, “Consolidation of Variable Interest Entities,” or FIN 46R. Consolidated homebuilding sales revenue for the years ended December 31, 2005 and 2004 included $56.8 million and $51.9 million, respectively, of revenue from One Las Olas. In January 2005, Tarragon bought out its partners’ interests in this partnership for $14.8 million.
     Revenue Recognition. Because the percentage-of-completion method of revenue recognition requires Tarragon Homes to recognize revenue from sales of homes prior to the closing of such sales, the timing of revenue generated by projects using the percentage-of-completion method will not be comparable to the timing of revenue generated by projects using the closing method. Additionally, the timing of meeting the requirements to begin recognizing revenue under the percentage of completion method can result in larger amounts of revenue being recognized in the first quarter of revenue recognition than in later quarters. Under the closing method of revenue recognition, because minimum sales thresholds must be met before Tarragon Homes can commence closings, the first quarter after closings begin may also have larger amounts of revenue than later quarters for these projects. See the information under the caption “— Critical Accounting Policies and Estimates — Revenue Recognition” below.
Results of Operations
Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005
     For the nine months ended September 30, 2006, consolidated homebuilding sales revenue was $306.8 million compared to $376.2 million for the corresponding period in 2005. This decrease is primarily attributable to a slowdown in sales and closings at Tarragon Homes’ Florida condominium conversion projects. See the tables that summarize homebuilding sales and present Tarragon Homes’ active projects, including backlog of homes sold, not closed, and Tarragon Homes’ development pipeline under the captions “— Operating Results of For-Sale Communities” and “— Active Projects and Development Pipeline” below.
     Rental revenue increased $7.5 million to $15.6 million for the nine months ended September 30, 2006, compared to $8.1 million for the nine months ended September 30, 2005. This increase resulted from the contribution by Tarragon of nine rental real estate properties to Tarragon Homes in 2005 for conversion to condominium homes for sale and leasing activities at two recently completed rental properties.
     Tarragon Homes reported net income of $24.5 million for the nine months ended September 30, 2006 compared to $55.1 million for the corresponding period in 2005. Gross profit on consolidated homebuilding sales decreased $18.3 million. Equity in income of partnerships and joint ventures decreased $14.9 million. These decreases were due to declines in gross profit margins and a decline in homebuilding sales revenue for Tarragon Homes’ unconsolidated joint ventures. Similar to consolidated homebuilding sales revenue, homebuilding sales revenue for unconsolidated joint ventures was affected by a slowdown in sales and closings at Tarragon Homes’ Florida condominium conversion projects. Additionally, 2006 revenue was lower because two mid-rise condominium projects were nearing completion and close-out in 2005. For the nine months ended September 30, 2006, gross profit as a percentage of consolidated homebuilding sales revenue was 19.2% compared to 20.5% for the same period in 2005. For the nine months ended September 30, 2006, gross profit as a percentage of homebuilding sales revenue for unconsolidated partnerships and joint ventures was 7.1% compared to 31.7% for the corresponding period in 2005. In addition, Tarragon Homes recorded adjustments totaling $2.4 million in 2006 to reflect reductions in the gross profit margins expected to be realized for five unconsolidated projects.

     Operating Results of For-Sale Communities. The following tables present revenue and gross profit (loss) for Tarragon Homes’ consolidated and unconsolidated for-sale communities.

	For the Nine Months Ended September 30,
	2006		2005
	Units	Dollars	Units	Dollars
Revenue recognized on the closing method
Consolidated communities
Condominium conversions	1,025	$189,146	1,024	$247,791
Townhome and traditional new developments	180	46,708	283	55,511
Land development	61	3,663	58	7,231

	1,266	239,517	1,365	310,533

Unconsolidated communities
Condominium conversions	201	51,716	760	150,743

Total revenue recognized on the closing method	1,467	291,233	2,125	461,276

Revenue recognized on the percentage-of-completion method (1)
Consolidated communities
High- and mid-rise developments	122	$67,237	55	$65,619
Unconsolidated communities
High- and mid-rise developments	—	1,234	25	34,974

Total revenue recognized on the percentage-of-completion method	122	68,471	80	100,593

Total homebuilding sales revenue	1,589	$359,704	2,205	$561,869

(1)	Number of units represents units sold for which revenue recognition began during the period. Revenue includes revenue on units sold in the current period as well as additional revenue from units sold in prior periods as construction progresses and additional revenue is recognized.

	For the Nine Months
	Ended September 30,
	2006	2005
Gross profit (loss) on homebuilding sales revenue recognized on the closing method
Consolidated communities
Condominium conversions	$38,140	$58,632
Townhome and traditional new developments	9,077	7,637
Land development	(122)	1,538

	47,095	67,807

Unconsolidated communities
Condominium conversions	4,048	44,844

Total gross profit on homebuilding sales revenue recognized on the closing method	51,143	112,651

Gross profit (loss) on homebuilding sales revenue recognized on the percentage-of-completion method
Consolidated communities
High- and mid-rise developments	11,739	9,291

Unconsolidated communities
High- and mid-rise developments	(277)	14,058

Total gross profit on homebuilding sales revenue recognized on the percentage-of-completion method	11,462	23,349

Total gross profit on homebuilding sales	$62,605	$136,000

     The following table presents homebuilding sales revenue for Tarragon Homes’ consolidated and unconsolidated communities by product type.

	For the Nine Months Ended September 30,
	2006	2005
High- and mid-rise developments	$68,471	$100,593
Condominium conversions	240,862	398,534
Townhome and traditional new developments	46,708	55,511
Land development	3,663	7,231

Total	$359,704	$561,869

     For the nine months ended September 30, 2006, gross profit as a percentage of consolidated and unconsolidated homebuilding sales revenue was 17.4% compared to 24.2% for the same period in 2005. Gross profit on homebuilding sales is based on estimates of total project sales value and total project costs. When estimates of sales value or project costs are revised, gross profit is adjusted in the period of change so that cumulative project earnings reflect the revised profit estimate. During 2006, Tarragon Homes’ revised estimates of the pace of remaining sales, based on current market conditions, resulted in increases in projected marketing costs and sales incentives and, therefore, lower expected gross profit margins at most of Tarragon Homes’ projects from those used in 2005. The change in gross profit margins for Tarragon Homes’ condominium conversion projects ranged from an increase of 0.1% to a decrease of 8.7%. The decrease in gross profit margins for Tarragon Homes’ high- and mid-rise developments ranged from 0.2% to 1.7%. These lower gross profit margins decreased net income for the nine months ended September 30, 2006 by $10.4 million. Additionally, Tarragon Homes’ recorded impairment losses on a condominium conversion project totaling $556,000 during the nine months ended September 30, 2006, due to an increase in estimated remaining costs.
     Active Projects and Development Pipeline. As presented in the following table, as of September 30, 2006, Tarragon Homes’ backlog of sales was $268.4 million from its 41 for-sale communities under active development, including both consolidated and unconsolidated projects.

			Townhome and
	High- and		Traditional
	Mid-Rise	Condominium	New	Land
	Developments	Conversions	Developments	Development	Total
Current estimated average gross profit margin	23.6%	9.6%	21.9%	11.6%	17.6%
Number of remaining homes or home sites	1,118	3,432	1,036	140	5,726
Backlog: (1)
Number of homes or home sites	168	365	184	122	839
Aggregate contract prices (2)	$114,807	$72,250	$76,815	$4,548	$268,420
Average price per unit	$683	$198	$417	$37	$320
Unsold homes under active development:
Number of homes or home sites	950	3,067	852	18	4,887
Estimated remaining sell-out (3)	$622,206	$622,703	$277,878	$5,200	$1,527,987
Total estimated remaining sell-out (4)	$737,013	$694,953	$354,693	$9,748	$1,796,407
Estimated debt on completion (5)	$446,422	$322,735
Ratio of fully funded debt to total estimated remaining sell-out	61%	46%

(1)	Represents homes or home sites sold but not yet closed.

(2)	Of the backlog of sales, Tarragon Homes has recognized revenue of $54.6 million under the percentage-of-completion method.

(3)	Values in estimated remaining sell-out for some of the active developments include other income of $21.3 million for sales other than the offering prices of homes such as marinas, parking, upgrades and commercial units.

(4)	Tarragon Homes’ weighted average profits interest is 84%.

(5)	Estimated debt on completion is equal to the total financing commitments, including amounts outstanding at September 30, 2006. Estimated debt on completion also includes anticipated financings not yet arranged for certain projects of $222.6 million for high- and mid-rise developments. Townhome and traditional new developments are financed with multi-year revolving construction facilities.

     The following table presents the changes in the aggregate contract values in Tarragon Homes’ sales backlog by product-type and aggregate units from June 30, 2006, to September 30 2006.

			Townhome and
	High- and		Traditional
	Mid-Rise	Condominium	New	Land		Total
	Developments	Conversions	Developments	Development	Total	Units
Backlog as of June 30, 2006	$71,534	$84,863	$93,235	$4,977	$254,609	903
Net new orders (1)	46,945	32,067	8,696	38	87,746	274
Closings	(3,672)	(44,680)	(25,116)	(406)	(73,874)	(338)
Adjustments to prices	—	—	—	(61)	(61)	—

Backlog as of September 30, 2006	$114,807	$72,250	$76,815	$4,548	$268,420	839

(1)	Net new orders include gross new orders of 530 homes with an aggregate contract value of $155.2 million and contract cancellations of 256 homes with an aggregate contract value of $67.5 million. Tarragon Homes’ default rate, which is computed as the number of firm contracts cancelled for the period divided by new orders for the period, was 19.5% for the third quarter of 2006 and 18% for the nine months ended September 30, 2006. Tarragon Homes’ default rate for 2005 was 1.8%.
     The following table presents information about remaining costs and available financing as of September 30, 2006 for Tarragon Homes’ active for-sale communities.

			Townhome and
	High- and		Traditional
	Mid-Rise	Condominium	New	Land
	Developments	Conversions	Developments	Development	Total
Projects with revolving construction facilities currently in place:
Costs to complete (1)	$—	$—	$209,839	$—	$209,839
Available financing (2)	$—	$—	$209,839	$—	$209,839
Other projects with financing currently in place:
Costs to complete (1)	$54,961	$10,974	$—	$—	$65,935
Available financing (3)	$52,324	$—	$—	$—	$52,324
Projects without financing currently in place:
Costs to complete (1)	$157,590	$9,727	$—	$—	$167,317
Anticipated financing (4)	$157,590	$9,727	$—	$—	$167,317

(1)	Costs to complete represent estimated construction costs to complete the project. In addition to these costs, Tarragon Homes anticipates incurring marketing, advertising, selling commissions and closing costs, and interest.

(2)	All costs to complete are expected to be funded by borrowings under revolving construction facilities, although total available debt as of September 30, 2006, is $52.7 million.

(3)	Total available debt as of September 30, 2006, is $75.6 million.

(4)	Tarragon Homes expects to arrange financing for 65% to 85% of total budgeted costs.
     In addition to the active for-sale communities described above, Tarragon Homes had active rental communities under development or in lease-up with 2,418 units at September 30, 2006. Tarragon Homes also had 5,802 units in 26 communities in its development pipeline at September 30, 2006. Tarragon Homes’ development pipeline includes projects either owned or for which Tarragon Homes has site control and which may be awaiting zoning and other governmental approvals and final determination of economic feasibility. Tarragon Homes anticipates these projects will be completed and sold over the next six years.

     The following tables present the changes in the number of units in Tarragon Homes’ active projects and development pipeline between and June 30, 2006 and September 30, 2006.

		Rental
	For-Sale	Repositions/
	Communities	Developments	Total
	(units)	(units)	(units)
Active projects as of June 30, 2006	6,358	2,418	8,776
Closings	(338)	—	(338)
Rental property held for future condominium conversion	(294)	—	(294)

Active projects as of September 30, 2006	5,726	2,418	8,144

Development pipeline as of June 30, 2006	5,964	—	5,964
Additions to development pipeline	730	—	730
Discontinued projects	(1,185)	—	(1,185)
Revisions to number of units	(1)	—	(1)
Rental property held for future condominium conversion	294	—	294

Development pipeline as of September 30, 2006	5,802	—	5,802

     The following table presents number of units in Tarragon Homes’ active projects and development pipeline by geographic region as of September 30, 2006.

	Units in Active Projects and
	Development Pipeline at
	September 30, 2006
	Northeast	Southeast	Total
High- and mid-rise developments	2,451	116	2,567
Mixed-use residential and commercial developments (1)	1,784	793	2,577
Rental communities under development	592	1,826	2,418
Condominium conversions	179	4,857	5,036
Townhome and traditional new developments	344	864	1,208
Land development	—	140	140

Total	5,350	8,596	13,946

(1)	These projects include commercial square footage of 359,000 in the Northeast and 254,077 in the Southeast.
     As of September 30, 2006, Tarragon Homes had an aggregate weighted-average interest in its active projects and development pipeline of 88%.
     In June 2006, Tarragon Homes sold a 22% interest in Shefaor/Tarragon LLLP, a partnership Tarragon Homes consolidated until July 2006 that owns Lincoln Pointe Apartments in Aventura, Florida, to Pinnacle, an entity affiliated with Brian Stolar of Chatham, New Jersey. Simultaneously, the partnership refinanced its debt with an $88.5 million non-recourse loan, of which $63.1 million was funded at closing. After the prior loan was repaid, net proceeds of $23.6 million were distributed to the selling partners (Tarragon and Shefaor), of which Tarragon Homes’ share was $17.3 million. In July 2006, Yoo, an entity affiliated with Phillipe Starck, acquired a 25% interest in the partnership for $4.9 million. Tarragon Homes received $2.9 million of this amount as a distribution from the partnership. In the third quarter of 2006, Tarragon Homes recognized income of $9.6 million representing distributions received from the partnership in excess of its investment.
     The partnership intends to develop a 460-unit high-rise condominium for which Tarragon and Shefaor, who acquired this property in August 2004 for $41 million, have prepared preliminary plans and obtained development approvals. Pinnacle and Shefaor are general partners of the partnership and make day-to-day operating decisions and will supervise the development. Tarragon and Shefaor have preferred equity in the partnership in the form of a $12 million mezzanine loan due from the partnership that matures in September 2007 and has one three-month extension option. Tarragon Homes will hold a 29% non-controlling limited partner interest in the partnership and has consent rights to any major decisions, including admission of any new partners.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
     Consolidated homebuilding sales revenue in 2005 was $504.7 million, more than twice the amount for 2004 as more communities under development began to generate revenue. See the table that summarizes homebuilding sales below under the caption “— Year Ended December 31, 2004 Compared to Year Ended December 31, 2003 — Operating Results of For-Sale Communities.”
     Rental revenue increased $11.5 million to $13.8 million for the year ended December 31, 2005, compared to 2004. This increase resulted from the contribution by Tarragon of nine rental real estate properties to Tarragon Homes for conversion to condominium homes for sale and commencing leasing activities at two recently completed rental properties.
     Net income increased to $76.2 million in 2005 compared to $34.5 million in 2004. Gross profit from consolidated homebuilding sales was $109.5 million in 2005, more than twice the amount for 2004. Equity in income of partnerships and joint ventures increased $16.4 million, also more than twice the amount for 2004, resulting from Tarragon Homes’ share of gross profit from homebuilding sales of unconsolidated partnerships and joint ventures. These increases were partially offset by higher income tax expense of $47.4 million in 2005 compared to $9.3 million in 2004. Also, interest expense increased $7.5 million to $9.0 million in 2005 from $1.5 million in 2004. This increase was related to ceasing capitalization of interest for recently completed rental communities.
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
     For the year ended December 31, 2004, consolidated homebuilding sales revenue was $220.5 million compared to $56.3 million in 2003. The consolidation of Las Olas River House in January 2004 resulted in a $51.9 million increase. In 2003, Las Olas River House was unconsolidated and reported $97.6 million in homebuilding sales revenue. See the table that summarizes homebuilding sales under the caption “— Operating Results of For-Sale Communities” below.
     Rental revenue decreased $4.9 million in 2004 to $2.3 million from $7.2 million in 2003. This decrease resulted from the stabilization of rental properties in lease-up upon which these properties were distributed to Tarragon.
     Net income was $34.5 million for the year ended December 31, 2004, compared to $7.4 million for the year ended December 31, 2003. Gross profit from consolidated homebuilding sales increased $35.3 million in 2004 to more than three and one-half times the amount in 2003. Equity in income of partnerships and joint ventures remained relatively stable at $14.7 million in 2004 compared to $14.5 million in 2003. A decrease of $16.3 million came from income recognized in 2003 as Tarragon Homes’ share of the gross profit on home sales of Las Olas River House which was consolidated in January 2004 as a result of its adoption of the provisions of FIN 46R. This decrease was partially offset by Tarragon Homes’ share of gross profit totaling $12.8 million recognized in 2004 on home sales of four other projects owned by unconsolidated joint ventures. Income tax expense increased to $9.3 million in 2004. In 2003, Tarragon Homes recorded no provision for income taxes due to the application of net operating loss carryforwards.

     Operating Results of For-Sale Communities. The following tables present revenue and gross profit for both Tarragon Homes’ consolidated and unconsolidated for-sale communities.

	For the Years Ended December 31,
	2005		2004		2003
	Units	Dollars	Units	Dollars	Units	Dollars
Revenue recognized on the closing method by community
Consolidated communities
5600 Collins	—	$—	—	$—	21	$6,277
Arlington Park	76	19,330	—	—	—	—
The Bordeaux	103	17,074	—	—	—	—
Central Park at Lee Vista	86	14,925	—	—	—	—
Cordoba Beach Park	69	22,953	—	—	—	—
Georgetown at Celebration	315	75,192	—	—	—	—
Montreux at Deerwood Lake	207	35,254	—	—	—	—
Pine Crest Village I	—	—	17	4,759	122	26,452
Pine Crest Village II	11	2,356	105	25,914	—	—
The Quarter at Ybor City	208	35,923	—	—	—	—
Southampton Pointe	94	18,165	—	—	—	—
Tuscany on the Intracoastal	61	17,245	219	55,269	6	1,213
Venetian Bay Village I	—	—	29	4,196	133	18,702
Venetian Bay Village II & III	206	32,307	72	10,536	—	—
Warwick Grove	19	10,695	—	—	—	—
Waterstreet at Celebration	36	9,271	195	35,677	—	—
Yacht Club on the Intracoastal	377	106,834	—	—	—	—
Land development	93	9,000	126	5,687	42	3,635

	1,961	$426,524	763	$142,038	324	$56,279

Unconsolidated communities
The Grande	260	$49,739	103	$17,560	—	$—
The Hamptons	641	130,440	—	—	—	—
Lofts on Post Oak	35	12,060	—	—	—	—

	936	$192,239	103	$17,560	—	$—

Total revenue recognized on the closing method	2,897	$618,763	866	$159,598	324	$56,279

Revenue recognized on the percentage- of-completion method by community
Consolidated communities
Alta Mar (1)	19	$21,395	112	$26,532	—	$—
Las Olas River House (2)	46	56,803	19	51,895	—	—

	65	$78,198	131	$78,427	—	$—

Unconsolidated communities
Las Olas River House (2)	—	$—	—	$—	186	$97,583
XII Hundred Grand (3)	24	31,908	135	38,512	—	—
XIII Hundred Grand (3)	1	6,659	117	38,959	—	—

	25	$38,567	252	$77,471	186	$97,583

Total revenue recognized on the percentage-of-completion method	90	116,765	383	155,898	186	97,583

Total homebuilding sales revenue	2,987	$735,528	1,249	$315,496	510	$153,862

	For the Years Ended December 31,
	2005	2004	2003
Gross profit (loss) on homebuilding sales revenue recognized on the closing method by community
Consolidated communities
5600 Collins	$—	$—	$(1,571)
Arlington Park	4,214	—	—
The Bordeaux	6,539	—	—
Central Park at Lee Vista	7,895	—	—
Cordoba Beach Park	2,961	—	—
Georgetown at Celebration	18,272	—	—
Montreux at Deerwood Lake	6,275	—	—
Pine Crest Village I	—	1,422	9,960
Pine Crest Village II	923	6,919	—
The Quarter at Ybor City	5,317	—	—
Southampton Pointe	3,433	—	—
Tuscany on the Intracoastal	4,511	11,756	218
Venetian Bay Village I	—	538	1,167
Venetian Bay Village II & III	3,296	1,622	—
Warwick Grove	1,508	—	—
Waterstreet at Celebration	2,613	6,422	—
Yacht Club on the Intracoastal	27,243	—	—
Land development	1,407	147	74

	$96,407	$28,826	$9,848

Unconsolidated communities
The Grande	$14,060	$3,776	$—
The Hamptons	38,577	—	—
Lofts on Post Oak	—	—	—

	$52,637	$3,776	$—

Total gross profit on homebuilding sales revenue recognized on the closing method	$149,044	$32,602	$9,848

Gross profit on homebuilding sales revenue recognized on the percentage-of-completion method by community
Consolidated communities
Alta Mar (1)	$4,067	$8,862	$—
Las Olas River House (2)	9,047	7,498	—

	$13,114	$16,360	$—

Unconsolidated communities
Las Olas River House (2)	$—	$—	$20,202
XII Hundred Grand (3)	12,750	14,875	—
XIII Hundred Grand (3)	2,570	10,699	—

	$15,320	$25,574	$20,202

Total gross profit on homebuilding sales revenue recognized on the percentage-of-completion method	28,434	41,934	20,202

Total gross profit on homebuilding sales	$177,478	$74,536	$30,050

(1)	At December 31, 2005, 100% of the homes were under firm contracts totaling $49.1 million, and construction was 98% complete.

(2)	At December 31, 2005, 87% of the homes had either closed or were under firm contracts totaling $210.5 million, and construction was 98% complete. Through December 31, 2005, sales of 247 homes totaling $201.6 million had closed. Tarragon Homes has recorded deferred revenue from these closings of $4.1 million, which will be recognized as completion of the project progresses. Through December 31, 2003, this was an unconsolidated project. In January 1, 2004, Tarragon Homes began reporting Las Olas River House as a consolidated project in connection with the adoption of the provisions of FIN 46R. Gross profit reported in 2004 and 2005 is before interest on advances from Tarragon, which is eliminated upon consolidation. In January 2005 Tarragon Homes acquired the interests of Richard Zipes and his affiliates in this joint venture.

(3)	At XII Hundred Grand, all homes and one commercial unit with contracts totaling $72.1 million had closed, and construction was 98% complete at December 31, 2005. Tarragon Homes has deferred revenue from these closings of $1.7 million, which will be recognized as completion of the project progresses. At XIII Hundred Grand, all homes and two commercial units with contracts totaling $45.9 million had closed, and construction was 99% complete at December 31, 2005. Tarragon Homes has deferred revenue from these closings of $253,000, which will be recognized as completion of the project progresses.
     The following table presents homebuilding sales revenue for both consolidated and unconsolidated communities by product type.

			Townhome and
	High- and Mid-	Condominium	Traditional
	Rise	and Townhome	New	Land
For the Years Ended	Developments	Conversions	Developments	Development	Total
December 31, 2005	$116,765	$547,431	$62,332	$9,000	$735,528
December 31, 2004	$155,898	$139,179	$14,732	$5,687	$315,496
December 31, 2003	$97,583	$33,942	$18,702	$3,635	$153,862
     Home sales were $735.5 million in 2005, up from $315.5 million in 2004 and $153.9 million in 2003. Home sales recognized under the percentage-of-completion method were $116.8 million in 2005, $155.9 million in 2004 and $97.6 million in 2003. Gross profit net of selling expenses on home sales was 24% of homebuilding sales revenue in 2005 and 2004 and 20% of homebuilding sales revenue in 2003. Net of minority interests in consolidated home sales and outside partners’ interests in home sales of unconsolidated projects, Tarragon Homes reported income from home sales of $142 million in 2005, $57.1 million in 2004 and $25.8 million in 2003.
     Gross profit on homebuilding sales is based on estimates of total project sales value and total project costs. When estimates of sales value or project costs are revised, gross profit is adjusted in the period of change so that cumulative project earnings reflect the revised profit estimate. During 2005, Tarragon Homes revised its estimates of sellout value and/or development costs for the following projects, changing the gross profit margins from those used in 2004: The Grande increased 5.0%, and Alta Mar decreased 6.4%.
     General and administrative expenses increased 8.1% in 2005 to $14.9 million, from $13.8 million in 2004, which was up 20.2% from $11.5 million in 2003, reflecting expansion of the business and, to a lesser extent, personnel additions in connection with managing properties being converted to condominiums.
Liquidity and Capital Resources
Liquidity
     Tarragon Homes’ principal sources of cash are expected to be from home sales and borrowings. Tarragon Homes believes these sources will meet its cash requirements, including debt service, acquisitions of land for development, and development costs for for-sale communities under construction or renovation. Although Tarragon Homes’ expects these sources of cash to be sufficient to fund planned uses of cash, Tarragon Homes can make no assurance that the expected home sales and borrowings will be completed as planned.
Mortgages and Other Debt
     At September 30, 2006, Tarragon Homes had $870.6 million of variable rate debt and $179.2 million of fixed rate debt in its consolidated financial statements. The following discussion provides detail of this debt. At September 30, 2006, Tarragon Homes’ unconsolidated joint ventures had $131.3 million of variable rate debt and $6.5 million of fixed rate debt. See the discussion under the caption “— Off-Balance Sheet Arrangements” for information about debt of unconsolidated joint ventures that Tarragon Homes will guarantee.
     Senior Convertible Notes. The outstanding principal balance of Tarragon’s convertible notes was $5.75 million at September 30, 2006. The convertible notes bear interest at 8% per annum, payable semi-annually, and mature in September 2009. Tarragon Homes presently expects to assume these notes in connection with the distribution.

     Subordinated Unsecured Notes. On June 15, 2005, Tarragon issued $40 million of unsecured subordinated notes due June 30, 2035. The notes bear interest, payable quarterly, at 8.71% through June 30, 2010, and afterwards at a variable rate equal to LIBOR plus 4.4% per annum. The notes are prepayable after June 30, 2010, at par. On September 12, 2005, Tarragon issued an additional $25 million of unsecured subordinated notes due October 30, 2035. These notes bear interest, payable quarterly, at 8.79% through October 30, 2010, and afterwards at a variable rate equal to LIBOR plus 4.4% per annum. The notes are prepayable after October 30, 2010, at par. On March 1, 2006 Tarragon issued an additional $60 million of unsecured subordinated notes due March 1, 2036. These notes bear interest at 400 basis points over 30-day LIBOR, with interest payable quarterly. The notes are prepayable after April 30, 2011, at par. As of September 30, 2006, the outstanding principal balance of these three series of unsecured subordinated notes was $125 million. Tarragon Homes presently expects to assume these notes in connection with the distribution.
     Unsecured Credit Facility. Tarragon Homes has a $20 million unsecured loan with affiliates of William S. Friedman, chairman of Tarragon’s board of directors. Advances under the loan bear interest at the lower of 100 basis points over the 30-day LIBOR or the lowest rate offered in writing to Tarragon for an unsecured loan by an institutional lender. Payments of interest only are due on demand but no more frequently than monthly, with all outstanding principal and interest due at maturity in January 2008. As of September 30, 2006, all of these funds were available to Tarragon Homes.
     Secured Credit Facilities. Tarragon Homes has a $25 million revolving line of credit with Bank of America secured by assets of one of Tarragon Homes’ consolidated joint ventures. Advances under the loan bear interest at 200 basis points over 30-day LIBOR. Payments of interest only are due monthly, with all outstanding principal and interest due at maturity in November 2006. The maturity of this loan was extended to January 2007. As of September 30, 2006, $25 million was outstanding under this loan.
     As of September 30, 2006, Tarragon Homes has mortgage loans totaling $94.3 million secured by three properties under a secured credit facility with General Electric Capital Corporation, or GECC, that matures in September 2009. The mortgage loans under this non-recourse facility are cross-collateralized and cross-defaulted with each other and one other non-recourse mortgage of Sage totaling $17.6 million under this secured credit facility that are not expected to be assumed by Tarragon Homes. The loans bear interest at a fixed rate of 6.06%, payable monthly.
     Non-recourse Mortgage Debt. As of September 30, 2006, Tarragon Homes had an aggregate of $28.6 million of outstanding fixed-rate non-recourse indebtedness secured by four properties targeted for conversion to condominiums. The agreements governing this mortgage debt do not contain restrictive covenants and are not guaranteed by Tarragon or any of its subsidiaries or joint ventures. As of September 30, 2006, the weighted average interest rate of these mortgage loans was 6.56%.

     Construction Loans. In connection with Tarragon Homes’ various projects, it has obtained loans to finance the cost of construction. Generally, one of Tarragon’s subsidiaries or a joint venture incurred the construction loan, and Tarragon guaranteed the repayment of the construction loan or granted a completion guarantee with respect to the project. In general, Tarragon Homes expects to repay outstanding amounts under construction loans on for-sale communities with proceeds from home sales. The following table summarizes the material terms of Tarragon Homes’ construction loans as of September 30, 2006, all of which are presently guaranteed by Tarragon and are expected to be guaranteed by Tarragon Homes following the distribution.

					Tarragon
		Balance at	Interest Rate at		Homes’
	Commitment	September 30,	September 30,	Maturity	Interest in
Project	Amount	2006	2006	Date	Profits
1000 Jefferson	$77,000	$36,594	7.07%	Jan-2008	70%
1100 Adams	24,395	23,618	7.12%	Apr-2007	85%
1118 Adams	14,100	14,100	7.32%	Dec-2006	85%
Deerwood Ocala	22,125	16,824	7.07%	Aug-2007	50%
Aldridge Apartments	22,950	2,416	7.22%	Jul-2009	100%
Newbury Village	19,278	19,278	7.07%	Dec-2006	100%
One Hudson Park	63,325	31,609	7.17%	Jun-2007	100%
Twelve Oaks at Fenwick Plantation	6,936	6,936	7.32%	Dec-2006	100%
Warwick Grove	10,000	9,257	7.52%	Sep-2008	50%

	$260,109	$160,632

     Condominium Conversion Loans. Tarragon Homes has obtained loans to finance the cost of acquiring or renovating rental properties to condominium homes. Generally, one of Tarragon’s subsidiaries or a joint venture incurred the loan, and Tarragon guaranteed the repayment of the loan. In general, Tarragon Homes expects to repay outstanding amounts under these loans with proceeds from home sales. The following table summarizes the material terms of Tarragon Homes’ condominium conversion loans as of September 30, 2006. Except as noted, these loans are presently guaranteed by Tarragon and are expected to be guaranteed by Tarragon Homes following the distribution.

		Balance at		Interest Rate at			Tarragon
	Commitment	September 30,		September 30,		Maturity	Homes’ Interest
Project	Amount	2006		2006		Date	in Profits
210 Watermark	$34,100	$34,100		7.92%		Nov-2007	100%
Ballantrae	41,300	41,300	(1)(9)	7.92%		Apr-2007	100%
Bermuda Island	36,754	36,754	(5)	7.47%		Dec-2007	100%
Bishops Court	8,682	8,682	(8)	7.97%		Sep-2008	100%
Cordoba Beach Park	1,369	1,369	(10)	8.02%		May-2007	100%
Gables Floresta	74,400	74,400		7.82%		Jul-2008	100%
Madison at Park West	22,627	22,627	(2)(9)	7.57%		Dec-2006	100%
Mirabella	29,948	29,948	(3)	8.02	%(4)	Jul-2007	100%
Monterra at Bonita Springs	42,125	42,125	(5)(9)	7.32%		Oct-2006	100%
Montreux at Deerwood	8,187	8,187	(8)	7.97%		Sep-2008	100%
Northgate Apartments	21,815	21,815	(11)	7.67%		Apr-2008	100%
Oxford Place	8,384	8,384	(5)	8.07%		Aug-2007	100%
Promenade at Reflection Lakes	51,200	51,200	(9)(12)	7.92%		Mar-2007	100%
The Quarter at Ybor City	7,387	7,387	(9)	8.02%		May-2007	100%
The Tradition at Palm Aire	32,000	32,000	(6)	8.27%		Aug-2007	100%
Via Lugano	54,500	54,500	(7)(9)	7.57%		Nov-2006	100%
Vista Grande	42,000	42,000	(5)	8.07%		Aug-2007	100%

	$516,778	$516,778

(1)	Includes $36.3 million of non-recourse debt.

(2)	Includes $20.5 million of non-recourse debt.

(3)	Includes $17.4 million of non-recourse debt.

(4)	Interest rate is blended rate for two loans.

(5)	This loan is non-recourse.

(6)	Includes $24 million of non-recourse debt.

(7)	Includes $50.2 million of non-recourse debt.

(8)	These amounts are allocations of one loan.

(9)	In October 2006, Tarragon entered into an agreement with the lender of these loans under which the loans will be cross-collateralized and cross-defaulted and will be secured by a single amended and restated mortgage instrument. Additionally, the maturities of each loan have been extended to November 2008. Tarragon has guaranteed repayment of up to $15 million of the aggregate indebtedness under the loans, and the indebtedness is otherwise non-recourse.

(10)	This loan was paid in full in October 2006.

(11)	Includes $6.8 million of non-recourse debt.

(12)	Includes $47.2 million of non-recourse debt.
     Acquisition and Development Loans. In connection with its projects, Tarragon Homes has obtained loans to finance the purchase of land and the development of the infrastructure. Generally, one of Tarragon’s subsidiaries or a joint venture incurred the loan, and Tarragon guaranteed the repayment of the loan. The following table summarizes the material terms of Tarragon Homes’ acquisition and development loans as of September 30, 2006, all of which are presently guaranteed by Tarragon and are expected to be guaranteed by Tarragon Homes following the distribution.

		Balance at		Interest Rate at		Tarragon’s
	Commitment	September 30,		September 30,	Maturity	Interest in
Project	Amount	2006		2006	Date	Profits
Alexandria Pointe	$1,411	$1,411		8.32%	Jun-2007	40%
Stone Crest	5,790	1,951		7.22%	Jul-2008	100%
Trio	13,500	13,500		7.47%	Apr-2007	100%
The Exchange	6,300	6,300	(2)	7.57%	Nov-2006	100%
Villas at Seven Dwarfs Lane	1,097	1,097	(1)	7.82%	Oct-2007	100%
Warwick Grove	3,564	3,564		7.52%	Sep-2008	50%

	$31,662	$27,823

(1)	This loan was repaid in October 2006.

(2)	The maturity of this loan was extended to February 2007.
     Land Loans. When Tarragon Homes has acquired land for future development or sale, it has financed the acquisitions with land loans. Generally, one of Tarragon Homes’ subsidiaries or a joint venture incurred the loan, and Tarragon Homes guaranteed the repayment of the loan. The following table summarizes the material terms of Tarragon Homes land loans as of September 30, 2006. These loans are presently guaranteed by Tarragon and are expected to be guaranteed by Tarragon Homes following the distribution.

	Balance at	Interest Rate at		Tarragon’s
	September 30,	September 30,	Maturity	Interest in
Project	2006	2006	Date	Profits
Coventry Club	$8,600	7.32%	Nov-2007	100%
100 East Las Olas	4,125	9.25%	Mar-2007	100%
Central Square	11,250	7.42%	Jul-2007	100%
Uptown Village	7,611	7.42%	Sep-2007	100%

	$31,586

     Other Recourse Debt. Tarragon Homes also has other recourse debt with an aggregate balance of $32.5 million at September 30, 2006.

Sources and Uses of Cash
     The following table presents major sources and uses of cash for the nine months ended September 30, 2006 and 2005 and for the years ended December 31, 2005, 2004, and 2003.

	For the Nine Months
	Ended September 30,		For the Years Ended December 31,
	2006	2005	2005	2004	2003
Sources of cash:
Net proceeds from home sales	$106,542	$96,162	$164,957	$48,013	$8,320
Net cash flow from rental property operations	3,138	5,768	5,099	3,056	3,212
Net proceeds from the sale of real estate	1,567	22,368	22,368	510	—
Net proceeds (payments) related to financings and other borrowings
Homebuilding business	43,717	—	—	11,300	—
Lines of credit	17,132	—	—	—	—
Subordinated unsecured notes	58,158	63,752	61,215	—	—
Senior convertible notes	—	—	—	58,077	—
Other corporate debt	—	—	6,890	—	—
Other:
Contributions from parent	39,523	21,180	65,577	27,907	39,817
Proceeds from the disposition of other assets	—	300	300	1,959	—

Total sources of cash	269,777	209,530	326,406	150,822	51,349

Uses of cash:
Purchase of homebuilding inventory or land for development	(78,839)	(71,999)	(174,509)	(42,066)	(12,450)
Development and renovation costs, net of borrowings	(170,503)	(75,307)	(98,888)	(49,918)	(8,072)
Net advances to partnerships and joint ventures for homebuilding activities	(8,049)	(19,871)	(3,279)	(16,115)	(33,879)

Cash used in homebuilding activities	(257,391)	(167,177)	(276,676)	(108,099)	(54,401)

Other:
General and administrative expenses paid	(18,961)	(10,937)	(16,229)	(14,473)	(11,500)
Distributions to minority partners of consolidated joint ventures	(7,943)	(1,121)	(2,659)	—	—
Sale (purchase) of partnership interests	7,425	(12,000)	(12,000)	(10,000)	—
Premium paid on convertible notes	—	(4,340)	(4,340)	—	—

Total uses of cash	(276,870)	(195,575)	(311,904)	(132,572)	(65,901)

Net sources (uses) of cash	$(7,093)	$13,955	$14,502	$18,250	$(14,552)

Cash Flows
Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005
     For the nine months ended September 30, 2006, Tarragon Homes’ net cash used in operating activities was $256.1 million compared to $213.8 million for the nine months ended September 30, 2005. This increase in cash used was primarily due to higher equity investments in the costs of developing its projects.
     For the nine months ended September 30, 2006, Tarragon Homes’ net cash used in investing activities was $22.4 million compared to $54.2 million for the same period of 2005. This decrease was primarily due to decreases in construction costs of real estate under development, equity requirements of projects owned by unconsolidated joint ventures, and amounts paid to partners to purchase additional interests in joint ventures.
     For the nine months ended September 30, 2006, Tarragon Homes’ net cash provided by financing activities decreased to $271.4 million from $282.0 million for the nine months ended September 30, 2005. The decrease was primarily related to a decrease in borrowings associated with acquisitions of homebuilding inventory. This was partially offset by an increase in contributions from Tarragon.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
     For the year ended December 31, 2005, Tarragon Homes’ net cash used in operating activities was $435.4 million compared to $59.2 million for the year ended December 31, 2004. This increase in cash used was principally related to the purchase of homebuilding inventory, as well as an increase in development and renovation costs. These items were partially offset by an increase in proceeds from home sales.
     For the year ended December 31, 2005, Tarragon Homes’ net cash used in investing activities was $44.0 million compared to $42.1 million for the same period of 2004. This increase in cash used was primarily due to increases in construction and acquisition cost of real estate under development and equity requirements of projects owned by unconsolidated joint ventures. These items were partially offset by increases in cash received from the sale of real estate and distributions from unconsolidated joint ventures.
     For the year ended December 31, 2005, Tarragon Homes’ net cash provided by financing activities increased to $493.9 million from $119.5 million for the year ended December 31, 2004. This increase was primarily due to increased borrowings in connection with the purchase and development of homebuilding inventory. Additionally, Tarragon Homes issued $65 million of unsecured subordinated notes in 2005 and $62 million of senior convertible notes in 2004.
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
     For the year ended December 31, 2004, Tarragon Homes’ net cash used in operating activities was $59.2 million compared to $59.3 million for the year ended December 31, 2003. This increase in cash used was principally related to the purchase of homebuilding inventory. Additionally, Tarragon Homes paid interest of $10 million in connection with the refinancing of the mezzanine loan for Las Olas River House during 2004. These items were offset by an increase in proceeds from home sales.
     For the year ended December 31, 2004, Tarragon Homes’ net cash used in investing activities was $42.1 million compared to $48.2 million for the same period of 2003. Tarragon Homes paid $10 million to its partners in its Hoboken, New Jersey projects pursuant to a November 2004 agreement to purchase a portion of those partners’ interests in those projects. This was more than offset by an increase in distributions from joint ventures.
     For the year ended December 31, 2004, Tarragon Homes’ net cash provided by financing activities increased to $119.5 million from $92.9 million for the year ended December 31, 2003. This increase was primarily due to increased borrowings in connection with the purchase and development of homebuilding inventory.
Contractual Commitments
     The following table summarizes information regarding contractual commitments.

	Three
	Months
	Ending
	December
	31, 2006	2007	2008	2009	2010	Thereafter	Total
Scheduled principal payments on debt (1)	$103,470	$305,230	$376,531	$113,873	$21,008	$129,683	$1,049,795
Operating leases	377	1,500	1,498	1,130	1,034	7,173	12,712
Commitments to purchase real estate for homebuilding activities	41,680	—	—	—	—	—	41,680

	145,527	306,730	378,029	115,003	22,042	136,856	1,104,187

Guaranteed debt of unconsolidated partnerships and joint ventures	3,900	39,158	22,787	—	—	—	65,845

	$149,427	$345,888	$400,816	115,003	$22,042	$136,856	$1,170,032

(1)	Scheduled principal payments reflect an October 2006 agreement with a lender to extend the maturity of six loans to November 2008.

     Of the loans maturing in 2006, $19.3 million may be extended for one year. Of the loans maturing in 2007, $8.6 million may be extended for six months and $87.7 million may be extended one year. Of the loans maturing in 2008, $36.6 million may be extended for six months and $23.8 million for one year. The primary source for repaying loans maturing in 2007 and 2008 is expected to be home sales. Tarragon’s backlog of home sales as of September 30, 2006 was $268.4 million. Tarragon Homes intends to extend or repay any loans not repaid through home sales or refinancings. Tarragon Homes believes it will be able to arrange any new financing that may be needed to repay maturing loans.
     Commitments to purchase real estate for homebuilding activities include the purchase of a tract of land for the development of a 288-unit apartment community, which closed in October 2006 for a purchase price of $3.2 million. Of the remaining $38.5 million in commitments, $23 million relates to land for two development projects with aggregate deposits of $1.7 million that would be forfeited if Tarragon Homes elected not to close the transactions. Additionally, $15.5 million relates to a tract of land and existing warehouse for a mixed-use development. This project is subject to certain governmental approvals that must be obtained before the purchase can be consummated. Tarragon Homes has made total deposits of $500,000, which are refundable only if governmental approvals are not obtained by November 29, 2006.
Off-Balance Sheet Arrangements
     Tarragon has guaranteed debt of certain unconsolidated joint ventures, including two construction loans and three land loans totaling $65.8 million as of September 30, 2006. One land loan, totaling $3.9 million, matured in 2006 and was extended to October 2007. The remaining two land loans, totaling $8.4 million, mature in 2007 and have six-month extension options. A $30.7 million construction loan matures in 2007 and has a six-month extension option. The remaining construction loan has a balance of $22.8 million, matures in 2008 and has a six-month extension option. Tarragon Homes expects to continue these guarantees following the distribution in exchange for a commercially reasonable fee from Sage.
Critical Accounting Policies and Estimates
     Accounting estimates are an integral part of the preparation of Tarragon Homes’ consolidated financial statements, including Tarragon Homes’ audited and unaudited carve out financial statements, and its financial reporting process and are based on its current judgments. Certain accounting estimates are particularly sensitive because of their significance to Tarragon Homes’ consolidated financial statements and because of the possibility that future events affecting them may differ from Tarragon Homes’ current judgments. The most significant accounting policies affecting Tarragon Homes’ consolidated financial statements are as follows.
Asset Impairment
     GAAP requires completed properties held for sale to be measured at the lower of their carrying amount or fair value less costs to sell. In instances where a property’s estimated fair value less costs to sell is less than its carrying value at the time of evaluation, Tarragon Homes recognizes a loss and writes down the property’s carrying value to its estimated fair value less costs to sell. Prior to sale, Tarragon Homes would recognize a gain for any subsequent increases in estimated fair value less costs to sell, but not in excess of the cumulative loss previously recognized. Tarragon Homes’ review of completed properties held for sale generally includes consideration of the current sales velocity of the property and its impact on holding costs and sales incentives, discussions with the project manager, and a review of the surrounding area. Tarragon Homes may make adjustments to estimated fair values based on future reviews.
     Tarragon Homes also evaluates its properties under development for impairment whenever events or changes in circumstances indicate that a property’s carrying value may not be recoverable. This evaluation generally consists of reviewing the property’s estimated remaining revenue and costs and current and projected market conditions, as well as changes in general and local economic conditions. If Tarragon Homes concludes that a property has been impaired, Tarragon Homes recognizes an impairment loss and writes down the property’s carrying value to estimated fair value.

Investments in Joint Ventures Accounted for Using the Equity Method
     In December 2003, the FASB issued FIN 46R. FIN 46R clarifies the application of Accounting Research Bulletin 51, “Consolidated Financial Statements,” for certain entities that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support or in which equity investors do not have the characteristics of a controlling financial interest, or variable interest entities. Variable interest entities, or VIEs, within the scope of FIN 46R are required to be consolidated by their primary beneficiary. The primary beneficiary of a VIE is determined to be the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected returns, or both. Tarragon Homes applied the provisions of FIN 46R to its existing joint ventures in the first quarter of 2004. Substantial judgment is required in the determination of which entities are VIEs and who the primary beneficiary is.
     Tarragon Homes has investments in a number of partnerships or joint ventures in which it holds non-controlling interests or its outside partners have significant participating rights, as defined by the FASB’s Emerging Issues Task Force, or EITF, in its 96-16 and 04-5 Consensuses and which Tarragon Homes has determined are not VIEs, as defined by FIN 46R. Tarragon Homes uses the equity method to account for investments in partnerships and joint ventures over which it exercises significant influence but does not control and which are not VIEs of which Tarragon Homes is the primary beneficiary. Under the equity method, Tarragon Homes’ initial investments are increased by its proportionate share of the partnerships’ operating income and additional advances and decreased by its proportionate share of the partnerships’ operating losses and distributions received. Tarragon Homes’ interest in intercompany transactions is eliminated. Tarragon Homes determines its proportionate share of the profits or losses of the partnerships and joint ventures consistent with the allocation of cash distributions in accordance with the provisions of the American Institute of Certified Public Accountants’ Statement of Position 78-9, “Accounting for Investments in Real Estate Ventures.”
     The net effect of not consolidating these joint ventures has been to exclude their assets, liabilities and gross revenues and expenses from Tarragon Homes’ consolidated financial statements. There has been no effect on reported net income or loss.
Revenue Recognition
     Tarragon has generally recognized revenue from homebuilding sales at the time of closing under the completed contract method. The related profit is recognized when collectibility of the sale price is reasonably assured and the earnings process is substantially complete. When a sale does not meet the requirements for income recognition, profit is deferred until such requirements are met. For high- and mid-rise condominium developments, where construction typically takes eighteen months or more, the percentage-of-completion method is employed. Under this method, once construction is beyond a preliminary stage, a substantial percentage of homes are under firm contracts, buyers are committed to the extent of being unable to require refunds except for non-delivery of the home, the sale prices are deemed collectible, and remaining costs and revenues can be reasonably estimated, revenue is recorded as a portion of the value of non-cancelable sale contracts. The percentage of completion is calculated based upon the percentage of construction costs incurred in relation to total estimated construction costs. Any amounts due under sale contracts, to the extent recognized as revenue, are recorded as contracts receivable.
Gains on Sale of Real Estate
     Gains on sales of real estate are recognized when and to the extent permitted by SFAS No. 66 — “Accounting for Sales of Real Estate,” or SFAS No. 66. Until the requirements of SFAS No. 66 for full profit recognition have been met, transactions are accounted for using the deposit, installment, cost recovery or financing method, whichever is appropriate.
Recently Issued Accounting Pronouncements
     In July 2006, the FASB issued Interpretation No. 48 “Accounting For Uncertain Tax Positions,” or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109 “Accounting for Income Taxes.” It prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Tarragon Homes is currently evaluating the impact of FIN 48 on its financial condition and results of operations.

     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” or SFAS 157, to increase consistency and comparability in fair value measurements. SFAS No. 157 creates a single definition of fair value, emphasized fair value as a market-based measurement, establishes a framework for measuring fair value, and enhances disclosure requirements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Tarragon is currently evaluating the impact of SFAS No. 157 to its financial position and results of operations.
     On November 16, 2006, the EITF issued a consensus for Issue No. 06-8, “Applicability of a Buyer’s Continuing Investment Under FASB Statement No. 66 for Sales of Condominiums” (EITF 06-8). The EITF reached a consensus that in assessing the collectibility of the sales price to recognize profit under the percentage-of-completion method pursuant to SFAS No. 66, an entity should evaluate the adequacy of the buyer’s initial and continuing investment. The continuing investment criterion in paragraph 12 of SFAS No. 66 would be met by requiring the buyer to either (1) make additional payments during the construction term at least equal to the level annual payments that would be required to fund principal and interest payments on a hypothetical mortgage for the remaining purchase price of the property or (2) increase the initial investment by an equivalent aggregate amount. If the test for initial and continuing investment is not met, the deposit method should be applied and profit recognized upon consummation of the sale. EITF 06-8 will be effective for the first annual reporting period beginning after March 15, 2007, and early adoption is permitted. Tarragon Homes is evaluating the impact that application of EITF 06-8 will have on its financial position and results of operations.
Quantitative and Qualitative Disclosure About Market Risk
     Tarragon Homes is exposed to market risk from changes in interest rates that may adversely affect its financial condition, results of operations and cash flows. In seeking to minimize the risks from interest rate fluctuations, Tarragon Homes manages such exposure through its regular operating and financing activities. Tarragon Homes does not trade or speculate in financial instruments.
     At September 30, 2006, Tarragon Homes had approximately $870.6 million of consolidated variable rate debt. The primary base rate is 30-day LIBOR. Using this amount of debt, a 100-basis-point (1%) increase in LIBOR on which the rates are based would reduce Tarragon Homes’ annual pre-tax earnings and cash flows by approximately $8.7 million. A 100-basis-point (1%) decrease in LIBOR would increase Tarragon Homes’ annual pre-tax earnings and cash flows by approximately $8.7 million.
     At September 30, 2006, unconsolidated partnerships and joint ventures had approximately $131.3 million of variable rate debt. A 100-basis-point (1%) increase in the index on which the rates are based would reduce Tarragon Homes’ annual pre-tax earnings by $635,000 based on Tarragon Homes’ interests in profits and losses of those entities. A 100-basis-point (1%) decrease in such index would increase Tarragon Homes’ pre-tax earnings by $635,000.
     As of September 30, 2006, Tarragon Homes has three interest rate caps with a fair value of $545,000 on $127.6 million of variable rate debt. A 100-basis-point (1%) increase in LIBOR on which the rates are based would increase the fair value of the caps and our pre-tax earnings by $470,000 but would have no impact on our cash flows. A 100-basis-point (1%) decrease in LIBOR would decrease the fair value of the caps and our pre-tax earnings by $216,000 but would have no impact on our cash flows.
     As of September 30, 2006, Tarragon Homes has an interest rate swap agreement with a fair value of ($126,000) on $60 million of variable rate debt. Tarragon Homes is accounting for this derivative as a hedge, and, therefore, changes in its fair value are recorded to other comprehensive income (loss) and do not affect earnings. A 100-basis-point (1%) increase in LIBOR would increase the fair value of the swap $575,000, and a 100-basis-point (1%) decrease in LIBOR would decrease the fair value of the swap by $603,000. The impact on cash flows of the changes in fair value of the swap are offset by the impact on cash flows of changes in the variable rate interest on the hedged transaction.

TARRAGON HOMES CORPORATION
UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION OF TARRAGON HOMES
     The following unaudited pro forma financial information has been presented to give effect to the internal reorganization required to facilitate the distribution that would result in Tarragon becoming two independent, publicly traded companies consisting of the Tarragon Homes business and the Sage business, subject to certain conditions. This reorganization includes transferring properties included in Tarragon’s homebuilding division as of September 30, 2006 to the Sage business in connection with the distribution. The unaudited pro forma financial information also gives effect to certain changes in general and administrative expenses, revenue and expenses related to transition services, and the elimination of rental operations.
     The unaudited pro forma consolidated statement of income for the nine months ended September 30, 2006 is presented as if the changes in general and administrative expenses, the elimination of rental operations and commencement of transition services had occurred on January 1, 2006, and the unaudited pro forma consolidated statement of income for the year ended December 31, 2005 is presented as if these items had occurred on January 1, 2005. The following unaudited pro forma consolidated balance sheet of Tarragon Homes as of September 30, 2006 is presented as if the reorganization had occurred on September 30, 2006.
     The unaudited pro forma consolidated financial statements are based on Tarragon Homes’ audited and unaudited carveout consolidated financial statements for each period presented. In the opinion of Tarragon Homes’ management, these financial statements include all material adjustments necessary to reflect, on a pro forma basis, the impact of the distribution on the historical financial information of Tarragon Homes. These unaudited pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the financial condition or results of operations that would have been achieved had the distribution been consummated as of the dates indicated or the results that may be obtained in the future. These unaudited pro forma consolidated financial statements and the notes to these financial statements should be read together with:
•	Tarragon Homes’ audited carveout consolidated financial statements and the notes thereto as of and for the year ended December 31, 2005 and the information under the caption “Management’s Discussion and Analysis of Tarragon Homes’ Financial Condition and Results of Operations”;

•	Tarragon Homes’ unaudited carveout consolidated financial statements and the notes thereto as of and for the nine months ended September 30, 2006 and the information under the caption “Management’s Discussion and Analysis of Tarragon Homes’ Financial Condition and Results of Operations”;

•	Tarragon’s audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2005 and the information under the caption “Management’s Discussion and Analysis of Tarragon’s Financial Condition and Results of Operations”; and

•	Tarragon’s unaudited consolidated financial statements and the notes thereto as of and for the nine months ended September 30, 2006 and the information under the caption “Management’s Discussion and Analysis of Tarragon’s Financial Condition and Results of Operations.”

Unaudited Pro Forma Consolidated Statement of Income of Tarragon Homes

	Nine Months Ended September 30, 2006
	Tarragon
	Homes			Tarragon
	Historical	Pro Forma		Homes
	Carveout	Adjustments		Pro Forma
	(dollars in thousands, except per share data)
Revenue
Homebuilding sales	$306,754	$—		$306,754
Rental and other	15,607	(15,341	)(A)(B)	266

	322,361	(15,341)		307,020

Expenses
Cost of homebuilding sales	247,920	—		247,920
Property operations	12,146	(7,317	)(A)	4,829
Depreciation	2,829	(2,829	)(A)	—
General and administrative	18,961	(1,788	)(B)	17,173

	281,856	(11,934)		269,922

Other income and expenses
Equity in income of partnerships and joint ventures	11,732	—		11,732
Minority interests in income of consolidated partnerships and joint ventures	(1,104)	—		(1,104)
Interest income	13	—		13
Interest expense	(13,109)	2,881	(A)	(10,228)
Gain on sale of real estate	817	—		817

Income before income taxes	38,854	(526)		38,328
Income tax expense	(14,376)	195	(A)(B)	(14,181)

Net income	$24,478	$(331)		$24,147

Pro forma earnings per common share – basic and diluted				$0.86

Pro forma earnings per common share – assuming dilution (1)				$0.85

Weighted average shares of common stock used in computing pro forma earnings per share				28,217,373

Weighted average shares of common stock used in computing pro forma earnings per share – assuming dilution				28,687,143

(1)	Pro forma earnings per common share – assuming dilution is calculated after adding back convertible note interest, net of income taxes, of $261,000 to net income of $24.1 million

Unaudited Pro Forma Consolidated Statement of Income of Tarragon Homes

	Year Ended December 31, 2005
	Tarragon
	Homes			Tarragon
	Historical	Pro Forma		Homes
	Carveout	Adjustments		Pro Forma
	(dollars in thousands, except per share data)
Revenue
Homebuilding sales	$504,722	$—		$504,722
Rental and other	13,810	(13,540	)(C)(D)	270

	518,532	(13,540)		504,992

Expenses
Cost of homebuilding sales	395,201	—		395,201
Property operations	6,940	(6,323	)(C)	617
Depreciation	393	(393	)(C)	—
General and administrative	14,940	(1,933	)(D)	13,007

	417,474	(8,649)		408,825

Other income and expenses
Equity in income of partnerships and joint ventures	31,109	—		31,109
Minority interests in income of consolidated partnerships and joint ventures	(1,961)	—		(1,961)
Interest income	377	—		377
Interest expense	(8,977)	4,421	(C)	(4,556)
Gain on sale of real estate	2,279	—		2,279
Loss on disposition of other assets	(300)	—		(300)

Income before income taxes	123,585	(470)		123,115
Income tax expense	(47,420)	181	(C)(D)	(47,239)

Net income	$76,165	$(289)		$75,876

Pro forma earnings per common share				$2.94

Pro forma earnings per common share – assuming dilution (1)				$2.83

Weighted average shares of common stock used in computing pro forma earnings per share				25,823,431

Weighted average shares of common stock used in computing pro forma earnings per share – assuming dilution				29,228,276

(1)	Pro forma earnings per common share – assuming dilution is calculated after adding back convertible note interest, net of income taxes, of $6.8 million to net income of $75.9 million.

Unaudited Pro Forma Consolidated Balance Sheet of Tarragon Homes

	As of September 30, 2006
	Tarragon Homes			Tarragon
	Historical	Pro Forma		Homes
	Carveout	Adjustments		Pro Forma
	(dollars in thousands)
Assets
Cash and cash equivalents	$26,045	$(1,212	)(E)	$24,833
Restricted cash	23,663	(4,356	)(E)	19,307
Contracts receivable	50,040	—		50,040
Homebuilding inventory
Land and land improvement costs	186,406	(40,955	)(E)	145,451
Construction in progress	378,794	—		378,794
Condominium conversions	824,224	(146,637	)(E)	677,587
Real estate held for investment	83,687	(83,687	)(E)	—
Investments in and advances to partnerships and joint ventures	59,630	—		59,630
Other assets, net	46,440	(10,562	)(E)	35,878

Total assets	$1,678,929	$(287,409)		$1,391,520

Liabilities and Parent’s Net Investment
Accounts payable and other liabilities	$104,819	$(7,308	)(E)	$97,511
Deferred tax liability	3,176	(2,231	)(E)	945
Mortgages and notes payable	919,045	(211,726	)(E)	707,319
Subordinated unsecured notes	125,000	—		125,000
Senior convertible notes	5,750	—		5,750

	1,157,790	(221,265)		936,525

Minority interest	10,027	—		10,027

Parent’s net investment	511,112	(66,144	)(E)	444,968

Total liabilities and parent’s net investment	$1,678,929	$(287,409)		$1,391,520

Notes to Unaudited Consolidated Pro Forma Financial Information of Tarragon Homes
Note 1. Basis of Presentation.
     Tarragon Homes was incorporated in December 2006 to facilitate a proposed spin-off that would result in Tarragon becoming two independent, publicly traded companies:
•	Tarragon Homes, which will develop, renovate, build and market homes in high-density, urban locations and in master-planned communities; and

•	Sage, which will own and operate residential and commercial rental properties, while providing its real estate services businesses, including multi-family property management and condominium services.
     Following, the distribution, Tarragon Homes will be the successor to the homebuilding division of Tarragon. As of September 30, 2006, Tarragon’s homebuilding division held certain properties that will be held by Sage following the distribution. The pro forma adjustments above reverse the assets and liabilities related to these properties from the consolidated balance sheet of Tarragon Homes.
     Historically, Tarragon’s homebuilding division developed rental apartment communities for Tarragon’s real estate services business and absorbed all costs associated with the lease-up of the properties. Once a property was stabilized (i.e., when recurring operating income exceeded operating costs and debt service), the homebuilding division transferred the property to the real estate services division. Following the distribution, Tarragon Homes will no longer build real estate properties for Sage or bear the costs of the initial lease-up. The pro forma adjustments above reverse the effect of such costs.
     Over the past several years, Tarragon’s homebuilding division targeted certain operating rental apartment communities to be converted into condominiums or redeveloped into townhomes for sale. The homebuilding division accounted for rental operations during the lease-down period as current revenue and expenses for the portion of the property not yet under development. Following the distribution, if Tarragon Homes acquires rental properties for conversion to condominiums, the rental operations during the lease-down period will be accounted for as incidental operations. The pro forma adjustments reflected above reverse the effects of such revenue and expenses.
     Certain general and administrative expenses borne by Tarragon’s homebuilding division will be borne by Sage following the distribution. In addition, following the distribution, Tarragon Homes and Sage will each provide certain transitional services to the other company for a commercially reasonable fee. The pro forma adjustments above reverse general and administrative expenses that will be borne by Sage following the distribution and include the general and administrative expenses for the fees to be paid to Sage by Tarragon Homes for transitional services and revenue for fees to be earned for transitional services to be provided by Tarragon Homes to Sage.

Note 2. Pro Forma Adjustments
A.	Nine months ended September 30, 2006 — To eliminate rental operations previously recorded in Tarragon’s homebuilding division as Tarragon Homes will no longer have rental operations following the distribution.

Increase
(Decrease)
Rental revenue	$(15,607)
Property operating expenses	(7,317)
Depreciation expense	(2,829)
Interest expense	(2,881)
Income tax expense	(955)

Net income	$(1,625)

B.	Nine months ended September 30, 2006 — To eliminate certain general and administrative expenses borne by Tarragon’s homebuilding division that will be borne by Sage following the distribution and present the general administrative expenses and other revenue resulting from fees to be paid to or received from Sage for transitional services Tarragon Homes receives from or provides to Sage following the distribution.

Increase
(Decrease)
Other revenue	$266
General and administrative expenses	(1,788)
Income tax expense	760

Net income	$1,294

C.	Year ended December 31, 2005 — To eliminate rental operations previously recorded in Tarragon’s homebuilding division as Tarragon Homes will no longer have rental operations following the distribution.

Increase
(Decrease)
Rental revenue	$(13,809)
Property operating expenses	(6,323)
Depreciation expense	(393)
Interest expense	(4,421)
Income tax expense	(1,026)

Net income	$(1,646)

D.	Year ended December 31, 2005 — To eliminate certain general and administrative expenses borne by Tarragon’s homebuilding division that will be borne by Sage following the distribution and present the general administrative expenses and other revenue resulting from fees to be paid to or received from Sage for transitional services Tarragon Homes receives from or provides to Sage following the distribution.

Increase
(Decrease)
Other revenue	$269
General and administrative expenses	(1,933)
Income tax expense	845

Net income	$1,357

E.	September 30, 2006 — To eliminate assets and liabilities of rental apartment communities previously recorded in Tarragon’s homebuilding division.

Increase
(Decrease)
Cash and cash equivalents	$(1,212)
Restricted cash	(4,356)
Land and land improvement costs	(40,955)
Condominium conversions	(146,637)
Real estate held for investment	(83,687)
Other assets, net	(10,562)

Total assets	$(287,409)

Accounts payable and other liabilities	(7,308)
Deferred tax liability	(2,231)
Mortgages and notes payable	(211,726)

Total liabilities	(221,265)
Parent’s net investment	(66,144)

Total liabilities and parent’s net investment	$(287,409)

TARRAGON HOMES CORPORATION
CERTAIN INFORMATION ABOUT TARRAGON HOMES
Tarragon Homes Business
Overview
     Tarragon Homes was incorporated in Delaware in December 2006 and will be the successor to the Tarragon Homes business, which was formerly the homebuilding division of Tarragon. In 1996, Tarragon began investing capital in the development of luxury rental apartment properties in Texas and Florida. In 1998, Tarragon began the conversion of 5600 Collins Avenue, a rental property in Miami Beach, Florida. In 2000, Tarragon acquired the land and commenced the approval process for its first high-rise development, Las Olas River House in downtown Fort Lauderdale, Florida. The following year, Tarragon began planning and acquiring properties for the Upper Grand development in Hoboken, New Jersey, which now encompasses 14 blocks and over 2,000 homes completed, under development or planned. Since 1998 and prior to the distribution, almost all of Tarragon’s capital and efforts have been devoted to expanding its homebuilding activities and growing its involvement in the development and marketing of urban high-density residential communities.
Description of Tarragon Homes Business
     Following the distribution, Tarragon Homes will operate the Tarragon Homes business, concentrating on the following distinct product types.
     High- and Mid-Rise Condominiums. Tarragon Homes will continue to focus on large, multi-year high- and mid-rise projects designed for luxury and urban living. Development, construction and sale of homes in these types of projects typically have taken two to five years. Tarragon Homes believes that the keys to its future success in developing high- and mid-rise condominiums will be its ability to obtain sites and development approvals in areas of proven desirability with water views and coveted downtown locations and its ability to design homes with appeal to specific targeted markets.
     Townhomes, Traditional New Developments and Low-Rise Condominiums. Tarragon Homes’ projects in this category will target several highly defined market segments, including first-time, move-up, retirement, empty-nester and affluent second home buyers. Active adult communities featuring spacious homes with distinctive designs that are located in affluent, suburban communities will also continue to be a part of this product type for Tarragon Homes following the distribution. These properties may attract the growing number of couples seeking a carefree housing choice near where they presently live. They may also produce positive local tax revenues and are often welcomed by municipalities that otherwise oppose high-density residential developments.
     Development of Low- and Mid-Rise Rental Apartment Communities. Tarragon Homes will build luxury and affordable rental properties to sell on completion and lease-up. These developments will sometimes be a part of larger development projects, and in the case of affordable or subsidized projects, Tarragon Homes’ ability and willingness to undertake them may be instrumental in obtaining approval for related market-rate, for-sale developments. In this regard, pursuant to an agreement with Sage, Tarragon Homes will develop and complete construction of the 320-unit Aldridge Apartments rental apartment community located in Murfreesboro, Tennessee, the 288-unit Kennesaw Farms rental apartment community located in Gallatin, Tennessee and the 322-unit Bentley Grove apartment community located in Manchester, Connecticut. In connection with these projects, Sage will pay Tarragon Homes development fees that Tarragon Homes and Sage believe to be commercially reasonable. These fees are expected to be calculated and paid monthly based on construction progress and the percentage of completion determination that the lenders use to fund the construction loans.
     Land Development. Tarragon Homes’ projects in this category will involve developing and subdividing land for mixed-use or residential development. Once zoning and development approvals have been obtained, Tarragon Homes will install utilities, roads and other infrastructure and sell lots in the case of single-family subdivisions to a custom homebuyer or homebuilder or the entire property in the case of high-density developments to a developer. Tarragon Homes will continue Tarragon’s active or planned land development projects in central and south Florida, Tennessee and Connecticut.

     Conversion of Existing Rental Apartment Communities to Condominiums. Tarragon Homes may acquire rental apartment communities in order to sell the individual apartments as condominiums. Where appropriate, Tarragon Homes may renovate the homes and add amenities to make them more attractive to homebuyers. Prices of homes in Tarragon Homes’ condominium conversion projects in Florida, Texas and South Carolina may range from $150,000 to $600,000, depending largely on size, location and view. A majority of these homes are targeted at first-time homebuyers and priced considerably below nearby townhomes and single-family residences under construction.
Strategy
     Focus on High-Density, Urban Markets. In February 2007, Tarragon Homes’ developments at 1100 Adams and 1118 Adams in Hoboken, New Jersey received the Best American Building Award from the National Association of Homebuilders as the best smart growth development of 2006. Tarragon Homes believes that urban homebuilding will continue to present attractive opportunities due to a number of factors. First, scarcity of suburban land for development in established communities and increased restrictions and controls on growth and suburban sprawl in many areas are channeling a larger share of new construction into urban areas. Second, demographic changes such as increased immigration, smaller households, longer active retirements, later marriages and more childless couples tend to increase demand for homes in the urban areas in which Tarragon has historically operated and in which Tarragon Homes intends to operate following the distribution. Finally, many young people in areas such as Hoboken, New Jersey, who might previously have rented, are prospects for home ownership because of the availability and low cost of mortgage financing and the recent investment performance of residential real estate.
     Tarragon Homes believes it has several competitive advantages in the urban markets in which it intends to operate following the distribution. Urban development requires close cooperation with municipalities and community groups throughout the often complex approval process. Tarragon Homes’ senior management is familiar with the greater complexity of doing business in these markets and intends to be personally involved in these large urban developments from the outset, which they believe will increase Tarragon Homes’ effectiveness in dealing with sellers and governmental decision makers. Tarragon’s homebuilding activities grew out of the experience of its executives in commercial and residential development, real estate finance and property management. The expertise and industry contacts developed through these activities is particularly relevant to the development of high-density, urban residential communities, which often requires a complex blend of design, construction, financial, political and marketing skills. Moreover, the direct involvement of Tarragon Homes’ senior executives will permit it to act promptly, which it believes is often a factor in closing a purchase. Tarragon Homes’ experienced planners and architects and its ability to finance the extensive environmental, traffic, fiscal impact and other studies required will also be important advantages in obtaining opportunities for urban development.
     Additionally, Tarragon Homes’ experience, as the successor to the homebuilding division of Tarragon, in many different property types will be an advantage. In Hoboken, New Jersey, for example, the city council sought to include affordable housing in the northwest Hoboken redevelopment zone. This was one factor that led to Tarragon’s official designation, along with its partners, as developer of a major portion of the northwest Hoboken redevelopment zone. Increasingly, most large projects in urban areas involve a combination of uses. The experience of Tarragon Homes’ management in owning and developing retail and office properties is valuable in evaluating opportunities to develop mixed-use projects and will give more credibility to its proposals.
     Site Selection, Design and Construction of New Developments. Tarragon Homes intends to continue to acquire land for development subject to or after receiving zoning and other approvals to reduce development-related risk and preserve capital. Prior to closing the purchase, Tarragon Homes will take its design through the approval process, or Tarragon Homes will assist the owner in the process. In markets where the supply of land and housing is constrained, such as Hoboken or Edgewater, New Jersey, Tarragon Homes’ primary focus will be to obtain sites at a cost that makes development economically feasible.
     For high- and mid-rise buildings, Tarragon Homes will generally retain a contractor during the early stages of design to assist in value engineering and estimation of construction costs alongside its own construction personnel. Tarragon Homes will also continue to retain bonded general contractors under fixed-price contracts and assign full-time, on-site project supervisors to monitor construction progress and quality.
     Target Marketing and Sale Strategy. Tarragon Homes’ urban projects will continue to be targeted at several highly defined market segments, including first-time, move-up, retirement, empty-nester and affluent second-home buyers. For example, Tarragon’s Warwick, New York community is designed for and marketed to adults, age 55 or older, presently residing within 15 miles of Warwick. Tarragon’s completed condominiums in Hoboken, New Jersey are marketed to young professionals primarily under the age of 30. Tarragon Homes expects that its future urban projects will also continue to be targeted toward specific markets in keeping with the more varied lifestyles often associated with the urban areas in which its homebuilding is concentrated.
     Tarragon Homes will continue to use a variety of techniques to sell its homes. Tarragon Homes will continue to employ marketing professionals who will supervise and coordinate the design and development of multimedia marketing plans for each of its communities. Tarragon Homes has typically attracted, and expects to continue to attract, a significant number of its homebuyers through the use of property-specific websites that offer detailed information about its communities.
     Tarragon Homes expects, as has been the case in the past, to begin sales before completion of construction. Home purchase contracts require a deposit of 3% to 20% of the purchase price. After the expiration of any statutory rescission period, the deposit becomes non-refundable. However, purchasers generally have no obligation beyond the deposit in the event of default.
     Financing. Tarragon Homes expects to continue financing its homebuilding business through acquisition, development or construction loans and corporate borrowings with the required equity investment coming principally from internally generated funds. Tarragon Homes may be required to provide a payment guaranty on some or all of these loans. To the extent that Tarragon was a guarantor on loans relating to property transferred to Tarragon Homes, Sage may continue as guarantor following the distribution on some or all of these loans. In these circumstances, Tarragon Homes will pay Sage a fee that Tarragon Homes and Sage believe to be commercially reasonable. The distribution agreement will provide that Tarragon Homes will indemnify Sage for liabilities arising out of these guarantees. Proceeds from home sales are expected to be Tarragon Homes’ principal source of internally generated funds following the distribution.
Joint Ventures
     Tarragon Homes may undertake homebuilding projects in partnership with third parties when its partner has either site control or a particular expertise in the proposed project, or both.
     Tarragon Homes’ partners in its homebuilding projects in Hoboken, New Jersey were selected by Tarragon because of their local market expertise and control of a number of attractive sites in a market with significant barriers to entry and very few sites available for development. Tarragon Homes presently has five mid-rise condominiums and one high-rise condominium with over 750 units under development in Hoboken, New Jersey in joint ventures. In 2005, Tarragon completed two mid-rise developments in Hoboken, and delivered all 277 units. In 2006, Tarragon also completed construction of a 76-unit, mid-rise condominium project.
Tarragon Homes Management
     Robert P. Rothenberg, currently the president and chief operating officer of Tarragon, will head the Tarragon Homes management team as its president and chief executive officer. In addition, Ron Leichtner will serve as executive vice president of finance, William Rosato will serve as executive vice president of construction and Todd M. Schefler will serve as executive vice president of Tarragon Homes and president of Tarragon Development Corporation, Tarragon Homes’ wholly owned development subsidiary. Tarragon Homes is divided into two regions — the Northeast and the Southeast — and each region will also have a team of developers, engineers and architects, project managers, attorneys and marketing professionals.
Competition
     The homebuilding industry is highly competitive. Tarragon Homes will compete against numerous public and private homebuilders, developers and others where its communities are located. Therefore, Tarragon Homes may be competing for investment opportunities, financing, available land and potential buyers with entities that may possess greater financial, marketing or other resources.

Compliance with Environmental Regulations
          Tarragon Homes will be subject to various federal, state and local laws, ordinances, rules and regulations concerning protection of public health and the environment. These laws may impose liability on property owners or operators for the costs of removal or remediation of hazardous or toxic substances on real property, without regard to whether the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. The presence of, or the failure to properly remediate, such substances may adversely affect the value of a property, as well as Tarragon Homes’ ability to sell the property or individual condominium units, or to borrow funds using that property as collateral. Environmental claims are generally not covered by Tarragon Homes’ insurance programs.
          The particular environmental laws that apply to any given homebuilding site vary according to the site’s location, its environmental condition and the present and former uses of the site, as well as adjoining properties. Environmental laws and conditions may result in delays, may cause Tarragon Homes to incur substantial compliance and other costs and can prohibit or severely restrict homebuilding activity in environmentally sensitive regions or areas, which could negatively affect Tarragon Homes’ results of operations.
Employees
          Following the distribution, Tarragon Homes expects to employ approximately 150 people. Tarragon Homes does not have any union employees. Tarragon believes it has a good relationship with its employees that will be a part of the Tarragon Homes business following the distribution.
Legal Proceedings
          Tarragon Homes or its subsidiaries are parties to various claims and routine litigation arising in the ordinary course of business. Tarragon Homes does not believe that the results of these claims and litigation, individually or in the aggregate, will have a material adverse effect on Tarragon Homes’ business, financial condition or results of operations.
Properties
          Tarragon Homes leases approximately 24,400 square feet of office space in New York, New York, which serves as its corporate headquarters, and approximately 27,000 aggregate square feet of office space in Fort Lauderdale, Orlando and Bonita Springs, Florida, which serves as its other regional operations. Tarragon Homes will lease 7,400 square feet of office space in Orlando from Sage.

Management of Tarragon Homes
Tarragon Homes Directors and Executive Officers
          The following table sets forth the name, age and position of each person who will serve as a Tarragon Homes director or executive officer immediately following the distribution. All of Tarragon Homes’ executive officers will serve at the discretion of Tarragon Homes’ board of directors. No family relationships exist among any of Tarragon Homes’ directors or executive officers.

Name	Title	Age
William S. Friedman	Chairman	63

Robert P. Rothenberg	Director, President and Chief Executive Officer	48

Charles D. Rubenstein	Executive Vice President and Chief Real Estate Counsel	48

Todd M. Schefler	Executive Vice President of Tarragon Homes, and President of Tarragon Development Corporation	50

Ron Leichtner	Executive Vice President of Finance	45

William Rosato	Executive Vice President of Construction	42

Kathryn Mansfield	Executive Vice President, Secretary and General Counsel	46

Willie K. Davis	Director	75

Richard S. Frary	Director	59

Lance Liebman	Director	65

Robert C. Rohdie	Director	66

Lawrence G. Schafran	Director	68

Raymond V.J. Schrag	Director	61

Carl B. Weisbrod	Director	62
          Upon completion of the distribution, Tarragon Homes’ board of directors will consist of nine members, a majority of whom will be independent under the standards discussed below. Each director will hold office, in accordance with Tarragon Homes’ amended and restated certificate of incorporation and bylaws, until the next annual meeting of stockholders and until his or her successor is duly elected and qualified. Information about Messrs. Friedman, Rothenberg, Rubenstein, Davis, Frary, Liebman, Rohdie, Schafran, Schrag and Weisbrod and Ms. Mansfield is set forth under the caption “Management — Directors and Executive Officers” above.
          Todd M. Schefler will serve as executive vice president of Tarragon Homes, as well as president of Tarragon Development Corporation, a wholly owned subsidiary of Tarragon Homes, following the distribution. Mr. Schefler has been executive vice president of development of Tarragon since January 2003. He previously served as senior vice president of development of Tarragon from May 2001 to December 2002 and as vice president of structured transactions from January 2000 to May 2001.
          Ron Leichtner will serve as executive vice president of Tarragon Homes following the distribution. Mr. Leichtner was appointed executive vice president of Tarragon in May 2006. Mr. Leichtner previously served as a vice president of Tarragon from March 2004 until May 2006 and managing director of Tarragon from September 2002 through March 2004. Mr. Leichtner served as the chief financial officer of Batiz.com, a sales, marketing and web design firm, and as the managing member of WHB Tennis and Sport LLC from July 2001 through September 2002. He served as senior vice president of Omni Development and its affiliate Omni Funding Corporation, a privately held finance and real estate development group, from January 1985 through June 2001.
          William Rosato will serve as executive vice president of Tarragon Homes following the distribution. Mr. Rosato has served as senior vice president of Tarragon Development Corporation, a wholly owned subsidiary of Tarragon, since February 2005. He previously served as director of construction for Tarragon Development Corporation from October 2003 through February 2005. Prior to joining Tarragon, he served as senior project manager for Lincoln Property Company from March 2000 through October 2003.

Tarragon Homes Independent Directors
          In accordance with the applicable standards under the NASDAQ rules and SEC rules and regulations, Tarragon’s board of directors reviewed the independence of the persons expected to be directors of Tarragon Homes and considered whether there were any transactions or relationships between each director or any member of his or her immediate family and Tarragon and its subsidiaries and affiliates that would interfere with his or her judgment. As a result of this review, Tarragon’s board of directors determined that Messrs. Davis, Liebman, Schafran, Schrag and Weisbrod are “independent directors” within the meaning of the NASDAQ rules. Tarragon’s board of directors also determined that each of the proposed members of Tarragon Homes’ audit committee is independent within the meaning of the NASDAQ rules and SEC rules and regulations relating to audit committees and meets the experience requirements of the NASDAQ rules and SEC rules and regulations. In addition, Tarragon’s board of directors determined that Mr. Schafran qualifies as an “audit committee financial expert” under applicable NASDAQ rules and SEC rules and regulations. In making these determinations, Tarragon’s board of directors was not aware of and did not consider any transactions, relationships or arrangements not disclosed under the caption “Certain Relationships and Related Transactions” or “— Certain Tarragon Homes Relationships and Related Transactions.”
Executive Sessions of Independent Directors
          The independent directors will meet in executive session without members of management present following each regularly scheduled board of directors meeting of Tarragon Homes. The independent directors of Tarragon Homes may select an independent director to facilitate these executive sessions.
Tarragon Homes Board Meetings and Committees
          Following the distribution, Tarragon Homes’ board of directors will have an audit committee, an executive compensation committee and a corporate governance and nominating committee. Each committee will consist solely of independent directors within the meaning of the NASDAQ rules. Neither Tarragon Homes’ board of directors nor any of its committees held any meetings during 2006. Although Tarragon Homes will not have a formal policy with regard to board members’ attendance at its annual meetings, all directors will be encouraged to attend the annual meetings.
     Audit Committee
          The audit committee of Tarragon Homes’ board of directors will be composed of three independent directors and, following the distribution, is expected to consist of Lawrence G. Schafran (Chairman), Raymond V.J. Schrag and Willie K. Davis. Tarragon Homes has adopted a written charter for its audit committee, which will be posted on Tarragon Homes’ website at http://www.tarragoncorp.com following the distribution and will be available to Tarragon Homes’ stockholders following the distribution upon written request to Tarragon Homes’ corporate secretary. Tarragon Homes’ audit committee will engage its independent registered public accounting firm, consider the independence of that firm, review with it the plans and results of the audit engagement, approve all audit and non-audit fees and review and reassess the committee charter on an annual basis.
     Executive Compensation Committee
          The executive compensation committee of Tarragon Homes’ board of directors will be composed of at least three independent directors and, following the distribution, is expected to consist of Messrs. Weisbrod (Chairman), Schafran, Schrag and Liebman. Tarragon Homes has adopted a written charter for its executive compensation committee, which will be posted on Tarragon Homes’ website at http://www.tarragoncorp.com following the distribution and will be available to Tarragon Homes’ stockholders following the distribution upon written request to Tarragon Homes’ corporate secretary.
          The primary functions of Tarragon Homes’ executive compensation committee will be to review and refine Tarragon Home’s compensation policies and practices to reflect Tarragon Homes’ short- and long-term strategic objectives and to adopt and administer executive compensation programs in a manner that furthers those objectives and the interests of stockholders. The committee will also administer Tarragon Homes’ option and incentive plans and authorize option and other stock or cash-based grants under those plans.

     Corporate Governance and Nominating Committee
          The corporate governance and nominating committee of Tarragon Homes’ board of directors will be composed of three independent directors and, following the distribution, is expected to consist of Messrs. Schrag (Chairman), Schafran and Davis. Tarragon Homes’ corporate governance and nominating committee will be responsible for identifying, evaluating and recommending to Tarragon Homes’ board of directors individuals qualified to serve as directors. Tarragon Homes’ corporate governance and nominating committee will also oversee Tarragon Homes’ annual review of director independence, review and make recommendations concerning appropriate corporate governance guidelines and monitor the operation and effectiveness of the corporate governance guidelines implemented by Tarragon Homes’ board of directors. Tarragon Homes has adopted a written charter for its corporate governance and nominating committee, which will be posted on Tarragon Homes’ website at http://www.tarragoncorp.com following the distribution and will be available to Tarragon Homes’ stockholders following the distribution upon written request to Tarragon Homes’ corporate secretary.
Communications with Directors
          Persons wishing to communicate with Tarragon Homes’ board of directors, or with any individual member or committee of Tarragon Homes’ board of directors, may send a letter to: Tarragon Homes Corporation, 423 W. 55th Street, 12th Floor, New York, New York 10019, Attention: Corporate Secretary. All written communications should clearly specify whether they are intended for the entire Tarragon Homes board of directors, a committee of Tarragon Homes’ board of directors or to one or more particular directors. All written communications will be forwarded to the appropriate director or directors. Concerns relating to accounting, internal controls or auditing matters will be brought to the attention of the chairman of the audit committee of Tarragon Homes’ board of directors.
Selection of Nominees for the Tarragon Homes Board
          Tarragon’s corporate governance and nominating committee has adopted a written policy entitled “Selection of Nominees for the Board — Policy and Submission Procedures for Stockholder Recommended Director Candidates,” which Tarragon Homes’ corporate governance and nominating committee intends to adopt following the distribution. This policy will be posted on Tarragon Homes’ website at http://www.tarragoncorp.com following the distribution and will be available to Tarragon Homes’ stockholders following the distribution upon written request to Tarragon Homes’ corporate secretary. In accordance with this policy, Tarragon Homes’ corporate governance and nominating committee will consider candidates for board membership suggested by committee members, other board members, management and stockholders. Tarragon Homes’ corporate governance and nominating committee may also retain a third-party executive search firm to identify candidates. A stockholder who wishes to recommend a prospective nominee for the board should notify the corporate governance and nominating committee in writing, delivered to Tarragon Homes’ corporate secretary, and include with such notice all information the stockholder deems relevant.
          Once Tarragon Homes’ corporate governance and nominating committee has identified a prospective nominee, the committee will make an initial determination as to whether to conduct a full evaluation of the candidate. This initial determination will be based on whatever information is provided to the committee with the recommendation of the prospective candidate, as well as the committee’s own knowledge of the prospective candidate, which may be supplemented by inquiries to the person making the recommendation or others. The preliminary determination will be based primarily on the need for additional board members to fill vacancies or expand the size of the board of directors and the likelihood that the prospective nominee can satisfy the evaluation factors described below. If the committee determines, in consultation with the chairman of the board and other board members as appropriate, that additional consideration is warranted, it may request a third-party search firm to gather additional information about the prospective nominee’s background and experience and to report its findings to the committee. The committee will then evaluate the prospective nominee with particular respect to:
•	the ability of the prospective nominee to represent the interests of Tarragon Homes’ stockholders;

•	the prospective nominee’s standards of integrity, commitment and independence of thought and judgment;

•	the prospective nominee’s ability to dedicate sufficient time, energy and attention to the diligent performance of his or her duties, including the prospective nominee’s service on other public company boards;

•	the extent to which the prospective nominee contributes to the range of talent, skill and expertise appropriate for the board of directors; and

•	the extent to which the prospective nominee helps the board of directors reflect the diversity of Tarragon Homes’ stockholders, employees, customers, guests and communities.
          Tarragon Homes’ corporate governance and nominating committee will also consider such other relevant factors as it deems appropriate, including the current composition of the board of directors, the balance of management and independent directors, the need for audit committee expertise and the evaluations of other prospective nominees, and it may interview prospective nominees in person or by telephone. After completing this evaluation and interview, the committee will make a recommendation to Tarragon Homes’ full board of directors as to the persons who should be nominated, and the board of directors will determine the nominees after considering the recommendation and report of the committee.
          In addition to making recommendations to Tarragon Homes’ corporate governance and nominating committee, Tarragon Homes’ amended and restated bylaws will provide that any stockholder entitled to vote at the annual meeting in the election of directors generally may nominate one or more persons for election as directors at a meeting only if written notice of their intention to make the nomination has been delivered personally to, or has been mailed to and received by Tarragon Homes’ corporate secretary not fewer than 60 nor more than 90 days prior to the first anniversary of the date on which Tarragon Homes first mailed its proxy materials for the preceding year’s annual meeting. Written notice from a stockholder desiring to nominate a candidate for director must set forth (1) the name and address of the stockholder who intends to make the nomination and the name of the person to be nominated, (2) the class and number of shares of stock held of record, owned beneficially and represented by proxy by such stockholder as of the record date for the meeting and as of the date of such notice, (3) a representation that the stockholder intends to appear in person or by proxy at the meeting to nominate the person specified in the notice, (4) a description of all arrangements or understandings between the stockholder and each nominee and any other person (naming those persons) pursuant to which the nomination is to be made by the stockholder, (5) such other information regarding each nominee proposed by the stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules and (6) the consent of each nominee to serve as a director if so elected.
Tarragon Homes Code of Business Conduct and Ethics
          Tarragon’s board of directors has adopted a code of business conduct and ethics that applies to the members of its board of directors and all of its executive officers and other employees, including its principal executive officer, principal financial officer and principal accounting officer, which the board of directors of Tarragon Homes intends to adopt following the distribution. Employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of the law or Tarragon’s policies. The audit committee of Tarragon’s board of directors has adopted procedures to ensure that complaints regarding accounting, internal accounting controls or auditing matters may be submitted by employees in a confidential and anonymous manner. This code of business conduct and ethics will be posted on Tarragon Homes’ website at http://www.tarragoncorp.com following the distribution and will be available to Tarragon Homes’ stockholders following the distribution upon written request to Tarragon Homes’ corporate secretary. If, in the future, Tarragon Homes amends, modifies or waives any provision of this code of business conduct and ethics, it intends to satisfy any applicable disclosure requirement by posting this information on its website.
Compensation Committee Interlocks and Insider Participation
          Tarragon Homes’ executive compensation committee is expected to consist of Carl B. Weisbrod (Chairman), Lawrence G. Schafran, Raymond V. J. Schrag and Lance Liebman. None of the members of the committee are current or former employees of Tarragon or any of its subsidiaries.

Compensation of Tarragon Homes Directors and Executive Officers
Compensation Discussion and Analysis
          Tarragon Homes’ named executive officers were generally subject to the compensation programs and policies of Tarragon prior to the distribution, all of which are described under the caption “Compensation of Directors and Executive Officers — Compensation Discussion and Analysis” above. Except as described below, Tarragon Homes’ executive compensation policies and procedures following the distribution will be the same as Tarragon’s prior to the distribution.
     Development Plan
          In 2006, 100% of the bonuses paid to Messrs. Schefler and Rosato, and two-thirds of the bonus paid to Mr. Leichtner, were paid under the Development Plan. Following the distribution, additional bonuses will not be awarded to Tarragon Homes’ named executive officers under the Development Plan, but the committee, in consultation with management, expects to develop individually tailored performance objectives for Tarragon Homes’ development executives.
     Employment Agreements and Severance and Change-in-Control Arrangements
          Tarragon Homes intends to enter into employment agreements with Todd M. Schefler, Ron Leichtner and William Rosato following the distribution. The terms of these employment agreements have not been agreed upon, but the agreements are each expected to be for a term of three years. Each executive’s base salary is expected to be his current 2007 salary and each executive is expected to be entitled to targeted minimum and maximum annual incentive bonuses and long-term equity awards. The agreements are expected to include a covenant not to compete with Tarragon Homes during the term of the agreement and for a minimum period of one year following termination and a right of first refusal in favor of Tarragon Homes with regard to any real estate investment opportunity that comes to the executive’s attention. In the event that the board of directors of Tarragon Homes terminates the executive’s employment without cause during the initial or any renewal term of his employment agreement, the agreements are expected to provide that Tarragon Homes will pay monthly severance payments in an amount equal to his monthly compensation immediately prior to termination for the lesser of twelve months or the total remaining months remaining under the contract or any then existing renewal term.
          Other than the proposed employment agreements discussed above, none of Tarragon Homes’ named executive officers have any arrangements that provide for the payment of severance payments, nor are they entitled to payment of any benefits upon a change in control of Tarragon Homes, except that Tarragon Homes’ equity plans will provide that upon a change in control all unvested stock options and stock appreciation rights vest and become immediately exercisable and all restrictions on restricted stock awards lapse. Under Tarragon Homes’ equity plans, Tarragon Homes’ named executive officers will be entitled to the same benefits available to Tarragon Homes employees generally.
Summary Compensation Table
          The information concerning the total compensation paid in 2006 to each person who will serve as a Tarragon Homes named executive officer is set forth under the caption “Compensation of Directors and Executive Officers — Summary Compensation Table” above.
Grants of Plan-Based Awards
          The information concerning each grant of stock options and stock appreciation rights, if any, awarded during 2006 to each person who will serve as a Tarragon Homes named executive officer is set forth under the caption “Compensation of Directors and Executive Officers — Grants of Plan-Based Awards” above.
Outstanding Equity Awards at Fiscal Year-End
          The information concerning unexercised stock options, unvested restricted stock and equity incentive plan awards, if any, for each person who will serve as a Tarragon Homes named executive officer is set forth under the caption “Compensation of Directors and Executive Officers — Outstanding Equity Awards at Fiscal Year-End” above.

Options Exercised and Stock Vested
          The information concerning each exercise of stock options, stock appreciation rights and similar instruments during the last completed fiscal year for each person who will serve as a Tarragon Homes named executive officer is set forth under the caption “Compensation of Directors and Executive Officers — Options Exercised and Stock Vested” above.
Certain Tarragon Homes Executive Compensation Plans
          Prior to the distribution, Tarragon Homes’ executive officers participated in the 2006 Plan and Tarragon Omnibus Plan, described under the caption “Compensation of Directors and Executive Officers — Certain Executive Compensation Plans” above. Following the distribution, Tarragon Homes’ executive officers will be entitled to participate in the Tarragon Homes Omnibus Plan, if approved, that is described below.
     Tarragon Homes Omnibus Plan
          Tarragon’s board of directors has approved a form of the Tarragon Homes Omnibus Plan to be effective immediately following the distribution, subject to stockholder approval at the Tarragon meeting of stockholders. Tarragon’s board of directors believes that the Tarragon Homes Omnibus Plan is in the best interests of Tarragon Homes and its stockholders because it will help attract, retain and encourage performance by Tarragon Homes’ directors, officers, key employees and consultants and will provide such persons with incentives to put forth their best efforts for the success of Tarragon Homes.
          The Tarragon Homes Omnibus Plan provides for the granting of options, stock appreciation rights and restricted stock to Tarragon Homes’ employees, directors and consultants, except that incentive stock options may only be granted to employees. Tarragon Homes’ executive compensation committee will have the authority to administer the Tarragon Homes Omnibus Plan, including the authority to determine recipients of awards under the plan and the terms and provisions of such awards. The Tarragon Homes Omnibus Plan is designed to permit Tarragon Homes’ executive compensation committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m).
          A brief summary of the Tarragon Homes Omnibus Plan is included under the caption “Tarragon Homes Omnibus Plan Proposal.” A form of the Tarragon Homes Omnibus Plan is attached as Annex G to this proxy statement.
Tarragon Homes Director Compensation
          Tarragon Homes’ non-employee directors will receive annual compensation of $20,000 for their service on Tarragon Homes’ board of directors, plus $2,000 for each committee of Tarragon Homes’ board of directors on which they serve, $1,000 for each committee of Tarragon Homes’ board of directors that they chair and reimbursement of expenses. Directors who also serve as officers will not receive any additional compensation for their services as director.
          Each non-employee director serving on Tarragon Homes’ board of directors on the first business day of each fiscal year will also receive an annual award of options for 2,000 shares of Tarragon Homes common stock pursuant to the terms of the proposed Tarragon Homes Omnibus Plan.
          The information concerning the total compensation paid in 2006 to the persons who will serve on Tarragon Homes’ board of directors following the distribution, to the extent the director previously served on Tarragon’s board of directors, is set forth under the caption “Compensation of Directors and Executive Officers — Director Compensation” above.
Security Ownership of Certain Beneficial Owners and Management of Tarragon Homes
          The information concerning the holdings of (1) each person expected to be the beneficial owner of more than five percent of Tarragon Homes common stock following the distribution, (2) each person expected by Tarragon to be a director or named executive officer of Tarragon Homes following the distribution and (3) all of

Tarragon Homes’ directors and executive officers as a group is set forth under the caption “Security Ownership of Certain Beneficial Owners and Management” above.
Certain Tarragon Homes Relationships and Related Transactions
Policies and Procedures for Approval of Related Persons Transactions
          Tarragon Homes intends to have a policy of discouraging transactions with related persons except in exceptional circumstances. Prior to consideration, Tarragon Homes’ board of directors will require full disclosure of all material facts concerning the relationship and financial interest of the relevant individuals involved in the transaction. The board will then determine whether the transaction is fair to Tarragon Homes. If the board so determines, then the transaction must be approved by a majority of the independent directors entitled to vote on the matter. Tarragon Homes’ amended and restated bylaws will provide that Tarragon Homes will not, directly or indirectly, contract or engage in any transaction with any director, officer or employee of Tarragon Homes or any of their affiliates or associates (as such terms are defined in Rule 12b-2 under the Exchange Act) unless all material facts as to the relationships between or financial interests of the relevant individuals or entities in and to the contract or transaction are disclosed to or are known by Tarragon Homes’ board of directors or the appropriate board committee and Tarragon Homes’ board of directors or the appropriate committee determines that such contract or transaction is fair to Tarragon Homes and simultaneously authorizes or ratifies such contract or transaction by the affirmative vote of a majority of the independent directors entitled to vote on that contract or transaction. Tarragon Homes intends to approve transactions with related persons only if the terms of such transactions are at least as advantageous to Tarragon Homes as those it could obtain from unrelated third parties.
Transactions with Related Persons
          The information concerning the transactions with related persons that were approved by Tarragon’s board of directors prior to the distribution in accordance with its policies and procedures for approval of such transactions and that are related to the Tarragon Homes business or that involve related persons of Tarragon Homes are described under the caption “Certain Relationships and Related Transactions — Transactions with Related Persons” above.
Tarragon Homes Market Price Information and Dividend Policy
Market Price Information
          There is currently no public trading market for Tarragon Homes common stock. Tarragon Homes intends to list its shares of common stock on The NASDAQ Global Select Market following the distribution under the symbol “TARR,” which is the current trading symbol of Tarragon.
Dividend Policy
          Tarragon Homes’ board of directors presently intends to consider the payment of a cash dividend on an annual basis following the distribution. However, any future determination to pay cash dividends on Tarragon Homes common stock will be at the discretion of Tarragon Homes’ board of directors and will depend upon many factors, including Tarragon Homes’ financial condition, earnings, legal requirements and such other factors as Tarragon Homes’ board of directors deems relevant.
Description of Tarragon Homes Capital Stock
          In connection with the distribution, Tarragon Homes will amend and restate its certificate of incorporation and bylaws. The following is a description of Tarragon Homes capital stock following the distribution. Tarragon Homes’ board of directors has currently not designated any series of preferred stock.
          Following the distribution, Tarragon Homes authorized capital stock will consist of 100,000,000 shares of Tarragon Homes common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share.
          Based on approximately        shares of Tarragon common stock outstanding as of the record date for the meeting, approximately        shares of Tarragon Homes common stock will be

distributed to Tarragon stockholders on a pro rata basis on the effective date of the distribution. Based on approximately          holders of record of Tarragon common stock as of the record date for the meeting, there will be approximately          holders of record of Tarragon Homes common stock as of the effective date of the distribution. No shares of Tarragon Homes preferred stock will be outstanding immediately following the distribution.
          The transfer agent and registrar for Tarragon Homes common stock will be American Stock Transfer & Trust Company 40 Wall Street, 46th Floor, New York, New York 10005.
Tarragon Homes Common Stock
          Tarragon Homes common stock has no conversion, redemption, preemptive or subscription rights. Holders of Tarragon Homes common stock are entitled to share, pro rata, in accordance with the number of shares held, any dividends that may be declared, from time to time, by Tarragon Homes’ board of directors, after all current and accrued dividends have been paid or declared and set apart for payment in connection with any then-outstanding series of preferred stock. All shares of Tarragon Homes common stock presently issued and outstanding are fully paid and non-assessable.
     Rights on Liquidation
          Upon Tarragon Homes’ liquidation, dissolution or winding up, holders of Tarragon Homes common stock are entitled to receive, after payment of all debts and liabilities and the amounts or preference, if any, for each outstanding share of preferred stock, all remaining assets, pro rata, in proportion to the number of shares of Tarragon Homes common stock held by them.
     Voting Rights
          Each share of Tarragon Homes common stock is entitled to one vote for all purposes on all matters submitted to the stockholders. Tarragon Homes’ amended and restated certificate of incorporation will not authorize cumulative voting in the election of directors. Similarly, there are no redemption rights, sinking fund provisions or rights of conversion with respect to Tarragon Homes common stock and holders of Tarragon Homes common stock do not have any preemptive rights to acquire additional shares of Tarragon Homes common stock.
Provisions of Tarragon Homes’ Governing Instruments or Delaware Law That Affect the Capital Stock
     Classification of Tarragon Homes’ Board of Directors
          Directors are elected annually by a plurality of the votes cast at a meeting called for that purpose. Tarragon Homes’ board of directors is not presently and will not be “classified” (i.e., does not have classes of directors elected for staggered multi-year terms) following the distribution. Tarragon Homes’ amended and restated certificate of incorporation will provide that each director may be removed only for cause by the affirmative vote of at least 80% of the outstanding voting stock of Tarragon Homes at an annual or special meeting of stockholders. The exact number of directors may be fixed or changed (1) by the affirmative vote of a majority of the entire board of directors or (2) by the affirmative vote of the holders of at least 80% of the outstanding stock then-entitled to vote for the election of directors, from time to time, within the limits set by Tarragon Homes’ amended and restated certificate of incorporation. Any vacancy on Tarragon Homes’ board of directors may be filled by a vote of the majority of the directors then in office or by a sole remaining director.
     Limitation on Management Liability
          Tarragon Homes’ directors will not be personally liable to Tarragon Homes or its stockholders for any breach of their duties as a director of Tarragon Homes, except for liability resulting from (1) a breach of their duty of loyalty to Tarragon Homes and its stockholders, (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) payment of an improper dividend under Section 174 of the DGCL or (4) any transaction that provides directors with an improper personal benefit. Tarragon Homes’ amended and restated certificate of incorporation and bylaws provide that Tarragon Homes will indemnify its directors and officers to the fullest extent permitted by Delaware law.

     Limitation on Stockholder Liability
          Section 162 of the DGCL states that Tarragon Homes stockholders will not be personally liable for the payment of Tarragon Homes’ debts, except that when a stockholder has not fully paid for his or her shares of Tarragon Homes stock and Tarragon Homes’ assets do not satisfy the claims of its creditors, the stockholder will be required to pay the balance remaining on those shares.
     Restrictions on Related-Party Transactions
          Tarragon Homes’ bylaws will provide that it will not, directly or indirectly, contract or engage in any transaction with any directors, officers or employees of Tarragon Homes or any advisor or any of Tarragon Homes’ or their affiliates or associates (as such terms are defined in Rule 12b-2 under the Exchange Act) unless all material facts as to the relationships between or financial interest of the relevant individuals or entities in and to the contract or transaction are disclosed to or are known by Tarragon Homes’ board of directors or the appropriate board committee and Tarragon Homes’ board of directors or the appropriate committee determines that such contract or transaction is fair to the company and simultaneously authorizes or ratifies such contract or transaction by the affirmative vote of a majority of the independent directors entitled to vote on that contract or transaction. Tarragon Homes’ amended and restated bylaws will define an “independent director” as a director who is not an officer or employee of Tarragon Homes.
          Tarragon Homes’ bylaws will not supplant Delaware law regarding related-party transactions; rather, they provide additional protections. Under Section 144 of the DGCL, Tarragon Homes may enter into a contract or transaction with (1) one or more of its directors or officers or (2) any other entities in which one or more of Tarragon Homes’ directors or officers are directors or officers or are financially interested. Tarragon Homes may enter into these contracts or transactions even if the director or officer is present at the meeting of Tarragon Homes’ board of directors where the board authorizes the contract or transaction or if such director’s or officer’s vote is counted for approving the contract or relationship, as long as:
•	the material facts regarding the director’s or officer’s relationship or interest and the contract or transaction are disclosed or known to Tarragon Homes’ board of directors or the appropriate board committee, and Tarragon Homes’ board of directors or the appropriate board committee in good faith authorized the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum;

•	the material facts regarding the director’s or officer’s relationship or interest and the contract or transaction are disclosed or known to Tarragon Homes’ stockholders entitled to vote on the contract or transaction, and the contract or transaction is specifically approved in good faith by a vote of Tarragon Homes’ stockholders; or

•	the contract or transaction is fair to Tarragon Homes at the time it is authorized or approved by Tarragon Homes’ board of directors, the appropriate board committee or Tarragon Homes’ stockholders.
     Stockholder Action by Written Consent
          Tarragon Homes’ stockholders may act without a meeting if a written consent setting forth the action to be taken is signed by stockholders holding at least a majority of the voting power.
     Special Meetings of Stockholders
          Subject to the rights of the holders of any series of preferred stock, Tarragon Homes stockholders may not call a special meeting of stockholders. Special meetings of Tarragon Homes stockholders may only be called by the chairman of Tarragon Homes’ board of directors or the president or secretary of Tarragon Homes. The inability of stockholders to call a special meeting could inhibit stockholder actions that require a meeting of stockholders unless Tarragon Homes’ board of directors, chairman or president calls such a meeting.

Other Provisions Regarding Stockholder-Management Relations
     Advance Notice of Stockholder Proposals
          Any Tarragon Homes stockholder may nominate one or more persons for election as directors at a stockholder meeting if the stockholder gives Tarragon Homes notice of this nomination not fewer than 60 nor more than 90 days prior to the first anniversary of the date on which Tarragon Homes first mailed its proxy materials for the preceding year’s annual meeting. The chairman of the meeting may refuse to acknowledge the nomination of any person that did not comply with the nomination procedures set forth in Tarragon Homes’ amended and restated bylaws. Although Tarragon Homes’ board of directors has no power to approve or disapprove of stockholder nominations for directors, the nomination procedures may preclude a nomination for the election of directors at a particular annual meeting if the proper procedures are not followed and may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.
          In addition, any Tarragon Homes stockholder may propose business for consideration at a stockholder meeting if the stockholder gives Tarragon Homes notice of this proposed business not fewer than 60 nor more than 90 days prior to the first anniversary of the date on which Tarragon Homes first mailed its proxy materials for the preceding year’s annual meeting. This does not preclude discussion by any stockholder of business properly brought before any meeting. Although Tarragon Homes’ board of directors and the chairman of the meeting have no power to approve or disapprove business proposed by stockholders, the advanced notice procedures may preclude the consideration of matters at a particular meeting if the proper procedures are not followed.
     Restrictions on Business Combinations with Interested Stockholders
          Delaware law is designed to encourage companies interested in acquiring Tarragon Homes to negotiate with Tarragon Homes’ board of directors and to give greater assurance to Tarragon Homes stockholders that they will receive fair and equitable treatment in the event of a “business combination” involving the company with or proposed by or on behalf of “interested stockholders” or certain related parties.
          Section 203 of the DGCL provides that Tarragon Homes may not engage in certain business combinations with or beneficial to any interested stockholder for three years following the time that such stockholder became an interested stockholder unless (1) before that time, Tarragon Homes’ board of directors approved the business combination or transaction that resulted in the stockholder becoming an interested stockholder, (2) following the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of Tarragon Homes or (3) at or following that time, the business combination is approved by Tarragon Homes’ board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock of Tarragon Homes, excluding the stock owned by the interested stockholder. An “interested stockholder” is any person who owns, or at any time during the previous three years did own, 15% or more of Tarragon Homes’ outstanding voting stock.
          Shares of Tarragon Homes common stock will be quoted on The NASDAQ Global Select Market, which also has certain rules applicable to Tarragon Homes. These rules require prior stockholder approval as a prerequisite to The NASDAQ Global Select Market approval of applications to list additional shares where such shares are to be issued in any transaction or series of related transactions
(1)	when certain stock option or purchase plans are to be established or materially amended or other equity compensation arrangement made or materially amended;

(2)	when the issuance or potential issuance will result in a change in control of the issuer;

(3)	as sole or partial consideration for an acquisition of the stock or assets of another company (a) if any individual director, officer or substantial stockholder of Tarragon Homes has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in Tarragon Homes’ or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of Tarragon Homes common stock or securities convertible into or exercisable for Tarragon Homes common stock could result in an increase in the outstanding Tarragon Homes common stock of 5% of more; or (b) where the present or potential issuance of Tarragon Homes common stock or securities convertible into or exercisable for Tarragon Homes common stock could result in an increase in Tarragon Homes outstanding common stock of 20% or more; or
(4)	in connection with (a) the sale, issuance or potential issuance of Tarragon Homes common stock (or securities convertible into or exercisable for Tarragon Homes common stock) at a price less than the greater of book or market value which together with sales by officers, directors or principal stockholders of Tarragon Homes equals 20% or more of the presently outstanding Tarragon Homes common stock or (b) the sale, issuance or potential issuance by Tarragon Homes of Tarragon Homes common stock (or securities convertible into or exercisable for Tarragon Homes common stock) equal to 20% or more of presently outstanding stock for less than the greater of book or market value of the stock.
          Delaware law and the NASDAQ rules may discourage attempts to take over Tarragon Homes by a principal stockholder. By requiring a two-thirds vote of stockholders other than the relevant interested stockholder to approve a business combination, a minority of the stockholders may be able to prevent consummation of a business combination. To the extent that Delaware law discourages tender offers or the accumulation of Tarragon Homes common stock by a third party, stockholders may be deprived of higher market prices for their stock that may result from such events.
     Non-Stockholder Constituencies
          Delaware law allows Tarragon Homes’ board of directors, when evaluating proposals for significant corporate transaction, such as tender offers, proposals of business sales or combinations and proposals for corporate liquidation or reorganizations, to consider (1) the impact of these transactions on non-stockholder constituencies, including employees, suppliers, creditors and customers, (2) the economy of the state and nation, (3) the interests of the community and of society and (4) Tarragon Homes’ and its stockholders’ long- and short-term interests, including the possibility that these interests may be best served by the continued independence of the corporation.
          Consideration of the effect of a proposed significant corporate transaction on Tarragon Homes’ non-stockholder constituencies may help to maintain or improve its financial condition and, as a result, confer related benefits upon Tarragon Homes stockholders. However, because Delaware law allows Tarragon Homes’ board of directors to consider numerous judgmental or subjective factors affecting such a proposal, including certain non-financial matters, this consideration may lead Tarragon Homes’ board of directors to oppose a transaction that, as an exclusively financial matter, may be attractive to stockholders.
     Amendment of Certificate of Incorporation and Bylaws
          The amendment provisions of Tarragon Homes’ amended and restated certificate of incorporation will generally require a supermajority vote for changes in Tarragon Homes’ governing documents submitted to stockholders. Although these provisions may have a deterrent effect on some of Tarragon Homes’ potential acquisitions, thus serving to entrench current management, they are designed primarily to ensure that an acquirer cannot circumvent the acquisition safeguards contained in Tarragon Homes’ governing documents.
          Tarragon Homes’ board of directors or stockholders may amend or repeal Tarragon Homes’ amended and restated bylaws at any meeting of the board of directors or stockholders, respectively. The affirmative vote of at least 80% of the outstanding voting stock is required to amend or repeal the time and place of meeting provision, special meetings provision, order of business provision, number, election and terms of directors provision, director vacancy provision, director removal provision, director nomination provision and bylaw amendment provision of Tarragon Homes’ amended and restated bylaws. This requirement for a supermajority vote could enable holders of only more than 20% of Tarragon Homes common stock to prevent holders of a substantial majority of Tarragon Homes common stock who do not approve of certain provisions of the bylaws from amending or repealing such provisions. In this regard, it should be noted that certain directors, executive officers of and persons and entities with which they are affiliated will have collective beneficial ownership of approximately 51.8% of the outstanding Tarragon Homes common stock following the distribution. The requirement for a supermajority vote helps to ensure continuity with respect to the management of Tarragon Homes’ day-to-day operations, but it may also prevent a purchaser who acquires a majority of the shares of Tarragon Homes common stock from adopting bylaws that are not in the best interest of the minority stockholders or repealing bylaws that are in such stockholders’ interest.
          In addition, the affirmative vote of at least 80% of the outstanding voting stock is required to amend or repeal the bylaw amendment provision, written consent provision, stockholder meeting provision, number, election and terms of director provision, director nomination provision, director vacancy provision and director removal provision of Tarragon Homes’ amended and restated certificate of incorporation. This supermajority vote requirement will make it more difficult for stockholders to make changes in Tarragon Homes’ amended and restated certificate of incorporation, including changes designed to enable holders of a majority of Tarragon Homes common stock to obtain control over Tarragon Homes. However, it may help protect minority stockholders from disadvantageous changes supported by less than a substantial majority of other stockholders.
Indemnification and Limitation of Liability for Tarragon Homes Directors and Officers
          Tarragon Homes’ amended and restated certificate of incorporation will provide that “[e]ach person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative . . . by reason of the fact that he or she is or was a director or an officer of [Tarragon Homes] or is or was serving at the request of [Tarragon Homes] as a director, officer, employee or agent of another company or of a partnership, joint venture, trust or other enterprise . . . shall be indemnified and held harmless by [Tarragon Homes] to the fullest extent permitted or required by the Delaware General Corporation Law.”
Delaware Law
          The DGCL permits a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by such person, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In any threatened, pending or completed action by or in the right of the corporation, a corporation also may indemnify any such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with that action’s defense or settlement, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; however, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that a court shall determine that the indemnity is proper.
          The DGCL further provides that to the extent that a director or officer has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter within that action, suit or proceeding, that person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by that person in connection with that defense. Tarragon Homes’ amended and restated certificate of incorporation will provide that the indemnification rights described above shall be contract rights and shall include the right to be paid expenses incurred in defending any proceeding in advance of its final disposition subject to any undertakings required under the DGCL. Section 145 requires an undertaking to repay any amount advanced if the director or officer receiving that amount is ultimately determined not to be entitled to indemnification.
          Indemnification provided for by the DGCL and Tarragon Homes’ amended and restated certificate of incorporation is not to be deemed exclusive of any other rights to which the indemnified party may be entitled. The DGCL permits, and Tarragon Homes’ amended and restated certificate of incorporation will permit, Tarragon Homes to maintain insurance on behalf of a director, officer or others against any liability asserted against that person and incurred by that person, whether or not Tarragon Homes would have the power to indemnify that person against those liabilities under the DGCL.

          Anyone claiming rights to indemnification under Tarragon Homes’ amended and restated certificate of incorporation may bring suit if that indemnification is not paid within 60 days. Tarragon Homes’ amended and restated certificate of incorporation will further provide that Tarragon Homes bears the burden of proving that the claimant has not met the standards of conduct required for indemnification under the DGCL. If Tarragon Homes elects to defend that action, the corporation would have the power to indemnify such person against such liability under the DGCL.
          Under the DGCL, any indemnification shall be made by Tarragon Homes only as authorized in the specific case upon a determination that the indemnification of the present or former director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in the DGCL. Such determination shall be made:
•	by a majority vote of the Tarragon Homes’ directors who are not parties to the action, suit or proceeding, even if less than a quorum;

•	by a committee of Tarragon Homes’ directors designated by a majority vote of Tarragon Homes’ directors who are not parties to the action, suit or proceeding, even if less than a quorum;

•	if there are no such Tarragon Homes’ directors, or if such Tarragon Homes’ directors so direct, by independent legal counsel in a written opinion; or

•	by the Tarragon Homes’ stockholders.
Tarragon Homes’ Amended and Restated Certificate of Incorporation
          Under Tarragon Homes’ amended and restated certificate of incorporation, no director of Tarragon Homes will be personally liable to Tarragon Homes or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director of Tarragon Homes. Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation provisions limiting the personal liability of its directors for monetary damages to the corporation for breach of fiduciary duty as a director except that directors shall remain personally liable for:
•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith that involve intentional misconduct or a knowing violation of law;

•	the payment of dividends or the redemption or purchase of stock in violation of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

TARRAGON CORPORATION
(TO BE RENAMED SAGE RESIDENTIAL, INC.)
CAPITALIZATION OF SAGE
          The following table sets forth the debt and capitalization of Sage as of September 30, 2006 on a historical basis and pro forma basis to give effect to the distribution and reverse stock split. This table should be read in conjunction with the information under the audited and unaudited consolidated financial statements of Tarragon and the related notes included elsewhere in this proxy statement. The pro forma information set forth below gives effect to the distribution as if it had occurred on September 30, 2006. This information is not indicative of the capitalization of Sage in the future or as it would have been had Tarragon been a separate, independent company at September 30, 2006 or had the distribution actually been completed on that date.

	As of September 30, 2006
	Tarragon	Sage
	Historical	Pro Forma
	(dollars in thousands)
Debt:
Mortgages and notes payable	$1,411,761	$704,442
Senior convertible notes	5,750	—
Subordinated unsecured notes	125,000	—

Debt	1,542,511	704,442

Minority Interest	10,027	—

Stockholders’ equity (deficit):
Common stock (38,508,947 issued shares historical, issued shares pro forma)	384	384
10% cumulative preferred stock (1,252,267 issued shares)	13	13
Paid-in capital	408,740	—
Accumulated deficit	(54,474)	(90,781)
Accumulated other comprehensive loss	(79)	—
Treasury stock (10,018,806 issued shares historical, issued shares pro forma)	(47,820)	(47,820)

Total stockholders’ equity (deficit)	306,764	(138,204)

Total	$1,859,302	$566,238

TARRAGON CORPORATION
(TO BE RENAMED SAGE RESIDENTIAL, INC.)
SELECTED CONSOLIDATED FINANCIAL DATA OF TARRAGON
          Tarragon derived the following selected consolidated financial data as of and for the years ended December 31, 2005, 2004, 2003 and 2002 from Tarragon’s audited consolidated financial statements, which have been audited by Grant Thornton LLP, independent auditors. The consolidated financial data as of and for the year ended December 31, 2001 are derived from Tarragon’s audited consolidated financial statements for such fiscal year, which have been audited by Arthur Andersen LLP (who have ceased operations). Tarragon derived the selected consolidated financial data as of and for the nine months ended September 30, 2006 and 2005 from Tarragon’s unaudited consolidated financial statements, which, in the opinion of management, include all adjustments necessary for a fair presentation of the selected financial data in conformity with GAAP. Results of operations for the nine months ended September 30, 2006 are not necessarily indicative of the results that may be achieved for the year ending December 31, 2006.
          The selected consolidated financial data set forth below do not reflect the many significant changes that will occur in the operations and capitalization of Tarragon as a result of the distribution, including the change of the company’s name to Sage. Because the data reflect periods during which Sage did not operate as an independent company, the data may not reflect the financial condition or results of operations that would have resulted if Sage had operated as a separate, independent company during the periods shown. In addition, the data are not necessarily indicative of Sage’s future financial condition or results of operations. The selected consolidated financial data presented below should be read in conjunction with the information under the caption “Management’s Discussion and Analysis of Tarragon’s Financial Condition and Results of Operations” and Tarragon’s audited and unaudited consolidated financial statements and the related notes, which are included elsewhere in this proxy statement.

	For the Nine
	Months Ended
	September 30,		For the Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(unaudited)
	(dollars in thousands, except per share data)
Operating data
Homebuilding sales revenue	$306,754	$376,152	$504,722	$220,465	$56,279	$26,179	$25,950
Rental and other revenue	72,218	65,059	91,485	82,869	48,907	47,572	46,465
Total revenue	378,972	441,211	596,207	303,334	105,186	73,751	72,415

Equity in income of partnerships and joint ventures	16,021	26,589	29,603	15,193	22,476	16,642	7,719

Net gain on sale of real estate
Presented in income from continuing operations	817	2,620	3,808	378	1,223	1,258	4,994
Presented in discontinued operations, net of income taxes	12,481	31,423	41,709	10,950	23,118	6,540	—

Income from continuing operations	$22,505	$47,877	$45,016	$34,758	$8,487	$712	$5,048
Net income	$35,106	$80,683	$88,498	$29,518	$31,194	$5,459	$1,229

Earnings per common share (1)
Income from continuing operations allocable to common stockholders	$0.77	$1.90	$1.71	$1.51	$0.35	$0.01	$0.19
Net income allocable to common stockholders	$1.22	$3.22	$3.39	$1.27	$1.38	$0.21	$0.02

Earnings per common share — assuming dilution (1)
Income from continuing operations allocable to common stockholders	$0.71	$1.67	$1.58	$1.28	$0.31	$0.01	$0.18
Net income allocable to common stockholders	$1.11	$2.69	$2.93	$1.09	$1.20	$0.21	$0.02

	As of
	September 30,	As of December 31,
	2006	2005	2004	2003	2002	2001
	(unaudited)
	(dollars in thousands, except per share data)
Balance sheet data
Cash and cash equivalents	$29,106	$39,044	$22,377	$21,626	$18,023	$8,989
Homebuilding inventory	1,388,327	1,055,068	287,353	97,234	31,632	31,412
Real estate held for investment	410,596	415,448	567,493	395,095	427,989	373,501
Real estate held for sale	38,700	60,713	21,358	—	7,538	29,232
Investments in and advances to partnerships and joint ventures	60,262	78,080	47,707	81,764	29,102	31,297
Total assets	2,073,382	1,803,411	1,129,977	623,817	540,224	503,770
Mortgages and notes payable	1,411,761	1,248,238	808,658	469,057	427,025	397,760
Mortgages and notes payable presented in liabilities related to assets held for sale	34,401	52,446	20,479	—	—	—
Senior convertible notes	5,750	5,750	62,000	—	—	—
Subordinated unsecured notes	125,000	65,000	—	—	—	—
Stockholders’ equity	306,764	278,015	136,493	103,328	73,733	73,118
Book value per common share (1)	$10.24	$9.42	$5.55	$4.34	$3.02	$2.88

(1)	Per share data have been restated to give effect to three-for-two stock splits effective in February 2003 and February 2005 and a five-for-four stock split effective in January 2004.

TARRAGON CORPORATION
(TO BE RENAMED SAGE RESIDENTIAL, INC.)
MANAGEMENT’S DISCUSSION AND ANALYSIS OF TARRAGON’S FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Continuing Status of Tarragon
          Tarragon is a Nevada corporation with over 30 years of experience in the real estate industry. For the past several years, Tarragon operated two distinct businesses, a homebuilding business and a real estate services business. In connection with the distribution, Tarragon will transfer to Tarragon Homes, its wholly owned subsidiary, all of the assets and business comprising the Tarragon Homes business. Tarragon, which will be renamed “Sage Residential, Inc.,” will retain the assets and business comprising the Sage business. Sage will own and operate residential and commercial rental properties and will expand its real estate services business, which includes multifamily property management, condominium management and related services. Following the distribution, Tarragon Homes and Sage will each be independent, publicly traded companies.
          In conjunction with the distribution, Tarragon will enter into a number of agreements with Tarragon Homes that address the allocation of assets and liabilities and that define Sage’s relationship with Tarragon Homes following the distribution, including the distribution agreement, the tax matters agreement, the transition services agreement, the employee matters agreement and certain operating and service agreements. For further information on these arrangements, see the information under the captions “Unaudited Consolidated Pro Forma Financial Information of Tarragon” and “Relationship Between Tarragon Homes and Sage Following the Distribution.”
Matters Affecting Analysis
          Tarragon’s financial statements have been prepared in accordance with GAAP, and reflect the historical financial condition, results of operations and cash flows of all of the business segments of Tarragon, including the business to be transferred to Tarragon Homes in connection with the distribution. The financial information included in this proxy statement, however, is not indicative of what Tarragon’s financial condition, results of operations or cash flows would have been had it operated as Sage during the periods presented, nor is it indicative of its future performance as Sage.
          The following discussion should be read in conjunction with the information under the caption “Selected Consolidated Financial Data of Tarragon” and Tarragon’s audited and unaudited consolidated financial statements and the related notes included elsewhere in this proxy statement. The dollar amounts included in the tables in this section are presented in thousands unless otherwise noted.
Business Overview
          The following discussion provides information about the two businesses operated by Tarragon and the principal components of revenue and expenses of Tarragon.
General
          Homebuilding Business. Tarragon’s large development projects in urban areas require long lead times. As a result, there is a significant time period between the commencement of these projects and recognition of revenue. Revenue from homebuilding sales increased dramatically in 2005 as Tarragon completed buildings in some of these projects and, more importantly, rapidly expanded its condominium conversion activities. Because of slowdowns in condominium conversion sales in 2006, Tarragon presently anticipates total 2006 homebuilding sales revenue will be lower than in 2005. Revenue and gross profit from Tarragon’s for-sale communities for 2005, 2004, 2003 and the nine months ended September 30, 2006 and 2005 are presented below under the captions “— Consolidated Results of Operations — Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005 — Homebuilding Business” and “— Consolidated Results of Operations — Year Ended December 31, 2004 Compared to Year Ended December 31, 2003 — Homebuilding Business.”
          Real Estate Services Business. Over the past several years, funds generated by the operation, sale and refinancing of properties in the rental real estate portfolio have financed the growth of Tarragon’s homebuilding and development activities. Tarragon has measured the performance of the real estate services business primarily by net operating income, which is defined as rental revenue less property operating expenses of both consolidated and unconsolidated stabilized rental apartment communities and commercial properties. Net operating income of Tarragon’s rental real estate portfolio is presented below under the captions “— Consolidated Results of Operations — Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005 — Real Estate Services Business” and “— Consolidated Results of Operations — Year Ended December 31, 2004 Compared to Year Ended December 31, 2003 — Real Estate Services Business.”
          Revenue. Tarragon’s revenue has been principally derived from:
•	homebuilding sales, which represent sales of condominium homes, townhomes and developed land reported on either the completed contract or percentage-of-completion method of revenue recognition, as appropriate;

•	rental revenue from apartment and commercial leases; and

•	management fee revenue for providing property management services to apartment communities and commercial properties.
          After the distribution, Sage will no longer have revenue from homebuilding sales, and management fee services are expected to become a more significant source of revenue. Sage will provide asset and property management, leasing and renovation services to residential and commercial properties. Sage also expects to expand its business of managing condominium apartment properties on behalf of condominium or homeowner associations and, in addition, providing leasing, maintenance and accounting services to investor-owners of individual condominium apartment units.
          Expenses. Tarragon’s expenses have principally consisted of:
•	costs of homebuilding sales, which include land, construction costs, construction supervision, marketing, commissions and other selling costs, interest (including $14.8 million in 2005, $7.7 million in 2004, $1.4 million in 2003, $9.1 million for the nine months ended September 30, 2006 and $11.0 million for the nine months ended September 30, 2005), developer fees and architectural and engineering fees;

•	property operating expenses, which are costs associated with operating, leasing and maintaining rental apartment communities and office and retail properties, including payroll and benefit expenses of site-level employees;

•	depreciation of rental apartment communities and office and retail properties; and

•	general and administrative expenses, a significant portion of which consists of compensation and benefits and other personnel-related costs of personnel not directly related to development activities.
          After the distribution, Sage will no longer report costs of homebuilding sales. Additionally, general and administrative expenses are expected to decline as overhead costs of the homebuilding operation are assumed by Tarragon Homes.
          Other income and expenses. Tarragon’s other income and expenses have included:
•	interest expense related to mortgages and other debt;

•	equity in income or losses of partnerships and joint ventures, which represented Tarragon’s share of the net income or net loss of unconsolidated partnerships and joint ventures and may include income from distributions received from those entities in excess of Tarragon’s share of their income when Tarragon has recovered its investment in them (the source of these distributions is generally proceeds from financings of properties);

•	gain on sales of real estate, which generally consisted of gain from sales of properties in the real estate services business and is typically reported in discontinued operations in accordance with Statement of Financial Accounting Standards, or SFAS, No. 144; and

•	minority interests in income from consolidated partnerships and joint ventures, which consisted of Tarragon’s partners’ shares of gross profit from homebuilding sales or net income or net loss resulting from rental operations and the return on a preferred interest in Tarragon Development Company, LLC and may include losses representing distributions to outside partners from consolidated partnerships in excess of their investments in the partnerships (the source of such distributions is generally proceeds from sales or financings of properties).
          As of September 30, 2006, substantially all unconsolidated partnerships and joint ventures are associated with the homebuilding operation. As a result, after the distribution, equity in income or losses of partnerships and joint ventures is expected to decline significantly.
Outlook
          Tarragon believes that urban and high-density homebuilding for non-traditional households will continue to present growth opportunities for Tarragon Homes following the distribution for a number of reasons, including:
•	the pipeline of future projects that Tarragon has built up over the last seven years includes a number of large projects in New Jersey, Fort Lauderdale and Orlando, Florida and Nashville, Tennessee, which are expected to produce substantial revenues over the next five or more years;

•	scarcity of urban land for development in established communities and increased restrictions and controls on growth in many areas is channeling a larger share of new construction into areas where high-density housing predominates;

•	demographic trends of increased immigration, smaller households, longer active retirements, later marriages and more childless couples tend to favor demand in urban areas; and

•	smart growth initiatives driven by high fuel costs, environmental considerations, a desire to reduce sprawl and traffic congestion favor higher-density residential developments.
          Tarragon’s homebuilding business experienced rapid growth from inception through . Sales at condominium conversion projects on Florida’s west coast, which Tarragon believes was a primarily investor-driven market in 2005, were much slower in 2006. Tarragon has also seen increased competition and slowdowns in sales activity in other Florida markets, where Tarragon believes the level of sales activity is now more in line with historical norms. Because of the slowdowns in condominium conversion sales, total 2006 homebuilding sales revenue, including revenue from unconsolidated properties, was lower than in 2005. Tarragon has also increased its anticipated marketing costs and sales incentives for many of its condominium conversion projects, reducing its expected gross profit margins for these projects, as a result of the slowdowns in sales activity. Based on review of Tarragon’s condominium conversion projects, Tarragon has identified five communities that will be operated as rental properties until the market improves. Sage plans to retain three of these properties following the distribution. Slowdown in sales activity and declining expected gross profit margins may affect Tarragon’s ability to continue to meet financial covenants of its debt arrangements.
          Pursuant to a strategic plan announced in March 2005 and to, among other things, take advantage of favorable prices for rental real estate properties, Tarragon sold 24 commercial properties and apartment communities in 2005 and the first nine months of 2006 and at September 30, 2006, had seven commercial properties and apartment communities classified as held for sale. As a result, revenues, expenses and cash flows from rental operations declined in 2005 and 2006. Cash proceeds from this capital redeployment plan have been used to expand Tarragon’s homebuilding business, reduce debt and repurchase common stock. In connection with the capital redeployment plan, Tarragon categorized commercial properties and apartment communities into three groups: non-core properties, core properties and properties to be held.

          Commercial properties and apartment communities located outside of Tarragon’s core markets or that were otherwise inefficient for it to manage were identified as non-core properties. Tarragon sold 24 non-core properties with 3,032 apartments and 705,000 square feet of commercial space in 2005 and the first nine months of 2006. In connection with these sales, Tarragon reduced consolidated debt by $104.0 million, generated net cash proceeds of $89.3 million and recognized pre-tax gains totaling $87.3 million. See the information under the caption “— Consolidated Results of Operations — Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005 — Sales of Consolidated Properties.” At September 30, 2006, Tarragon had classified as held for sale two apartment communities with 432 units and five commercial properties with 438,000 square feet. Non-core properties also include eight apartment communities with 1,520 units Tarragon presently intends to sell but that were not classified as held for sale as of September 3, 2006 because Tarragon has not yet implemented a plan of disposal, as defined in SFAS No. 144.
          Core properties include 25 apartment communities with 6,179 units located in Tarragon’s core markets that it believes have rental growth opportunities and are efficient to manage. In November 2005, Tarragon contributed its interests in eleven consolidated properties and three unconsolidated properties to Ansonia, a consolidated partnership, in exchange for an increased ownership interest in Ansonia. Simultaneously, Ansonia closed a $391 million non-recourse financing secured by first and second lien mortgages on 23 of its properties and pledges of equity interests in the property-owning entities. After transaction costs and repayment of existing debt, this financing generated $70 million of net cash proceeds. Tarragon received a distribution of $64 million, representing its share of the net proceeds, from Ansonia. Sage intends to continue to manage and hold an interest in its core properties.
          Properties to be held have been identified as those with development or value-added condominium conversion potential or, in the case of Orlando Central Park, because Tarragon uses one of the buildings for its Orlando regional office. During 2005, nine apartment communities with 2,583 units targeted for condominium conversion were transferred to the homebuilding business.
          Five of Tarragon’s rental apartment communities located in Florida suffered damage from Hurricane Wilma in October 2005. These five properties are in the homebuilding business and undergoing conversion to condominiums. Damage to the properties primarily consisted of water intrusion or roof damage and damage to landscaping. Total costs to repair or replace this damage was approximately $447,000. Property maintenance staff, working in conjunction with contractors, have now restored the properties to their pre-storm condition.
Factors Affecting Comparability of Results of Operations
          Consolidation of Variable Interest Entities. One factor that may affect the comparability of Tarragon’s results is the consolidation of eight joint ventures, including Ansonia and One Las Olas, Ltd., in January 2004 pursuant to FIN 46R. Consolidated homebuilding sales revenue for the years ended December 31, 2005 and 2004, included $56.8 million and $51.9 million, respectively, of revenue from One Las Olas. Consolidated rental revenue for the years ended December 31, 2005 and 2004 included $36.8 million and $33 million, respectively, of revenue from VIEs consolidated on January 1, 2004. In January 2005, Tarragon bought out its partners’ interests in One Las Olas for $14.8 million. During 2005, Tarragon purchased the interests of its outside partners in another four of these VIEs. See Note 2, “Minority Interests,” in the notes to Tarragon’s consolidated financial statements.
          Segment Results. Segment results for Tarragon’s homebuilding business and real estate services business include revenue generated by both consolidated entities and unconsolidated entities. Therefore, the revenues reflected in the segment results are not fully comparable with Tarragon’s consolidated results. Reconciliations of segment revenue to consolidated revenue are presented in Note 14, “Segment Reporting,” in the notes to Tarragon’s consolidated financial statements.
          Distributions in Excess of Investment in Unconsolidated Entities. Distributions in excess of investment in Tarragon’s unconsolidated entities are primarily related to distributions by those entities resulting from non-recourse refinancing proceeds where Tarragon has recovered its investment in those entities. If an unconsolidated entity becomes consolidated, Tarragon will no longer recognize the receipt of cash in excess of its share of income from that entity as income.

          Accounting for Inter-Segment Property Transfers. Prior to January 1, 2004, when a property was transferred from the real estate services business to the homebuilding business (such as in connection with a condominium conversion), Tarragon recorded in its segment results an intercompany sale at the estimated fair value of that property at the time of the sale, which could differ from the property’s carrying value at the time. The calculation of the cost of sales related to a subsequent sale of that property (or condominium units) by the homebuilding business would then be based on that estimated fair value. The same was true for a transfer of a property from the homebuilding business to the real estate services business, with the depreciation expense associated with the transferred property being based on the fair value at the time of transfer rather than the carrying value. Gains on transfers of assets between segments do not represent gains recognizable in accordance with GAAP and, accordingly, are eliminated for purposes of consolidated reporting. Beginning with the first quarter of 2004, Tarragon began recording each inter-segment property transfer at the property’s carrying value. Nevertheless, since Tarragon still owns a number of properties that were transferred prior to January 1, 2004, its segment results will continue to include depreciation expense and costs of homebuilding sales based on these intercompany transfers at the properties’ fair values for some future periods.
          Revenue Recognition. Because the percentage-of-completion method of revenue recognition requires Tarragon to recognize revenue from sales of homes prior to the closing of such sales, the timing of revenue generated by projects using the percentage-of-completion method will not be comparable to the timing of revenue generated by projects using the closing method. Additionally, the timing of meeting the requirements to begin recognizing revenue under the percentage of completion method can result in larger amounts of revenue being recognized in the first quarter of revenue recognition than in later quarters. Under the closing method of revenue recognition, because minimum sales thresholds must be met before Tarragon can commence closings, the first quarter after closings begin may also have larger amounts of revenue than later quarters for these projects. See the information under the caption “— Critical Accounting Policies and Estimates — Revenue Recognition” below.
          Rental Properties in Lease-up. Rental properties that have not yet been stabilized typically have lower rental revenues and net operating income (or operating losses) than rental properties that are stabilized. Trends in Tarragon’s results of operations from period to period may not be comparable when Tarragon has a number of properties in lease-up. However, once a property has been stabilized, the results for that property for a period in which it is stabilized will likely be markedly better than the results for that property during lease-up, which may also affect trends in Tarragon’s results of operations. Where possible, when Tarragon has made comparisons between periods, Tarragon has segregated the results of properties that were in lease-up in either or both of the two periods to better illustrate the trends in its results of operations.
Consolidated Results of Operations
Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005
          For the nine months ended September 30, 2006, total consolidated revenue was $379 million, compared to $441.2 million for the corresponding period in 2005. This decrease is primarily attributable to lower consolidated homebuilding sales, particularly from condominium conversions, which declined from $376.2 million in 2005 to $306.8 million in 2006. Following the distribution, Sage will no longer have revenue from homebuilding sales.
          Rental revenue increased $6.5 million, or 10%, for the nine months ended September 30, 2006, compared to the comparable period in 2005. This increase was principally due to the consolidation of four properties, previously held in two unconsolidated joint ventures, in November 2005 and higher rents for properties consolidated during both periods.
          Tarragon reported income from continuing operations of $22.5 million for the nine months ended September 30, 2006 and $47.9 million for the corresponding period in 2005. Gross profit on consolidated homebuilding sales decreased $18.3 million. Equity in income of partnerships and joint ventures decreased $10.6 million as a result of decreases in both homebuilding sales revenue and gross profit of unconsolidated joint ventures. For the nine months ended September 30, 2006, gross profit as a percentage of consolidated homebuilding sales revenue was 19.2% compared to 20.5% in 2005. See the information under the caption “—Homebuilding Business” below.

          During the nine months ended September 30, 2006, Tarragon recognized gains on sale of real estate of $13.3 million (net of income tax expense of $7.5 million), including those presented in discontinued operations in accordance with SFAS No. 144. During the nine months ended September 30, 2005, gains on sale, including those presented in discontinued operations, were $34 million (net of income tax expense of $19.5 million). See the information under the caption “— Sales of Consolidated Properties” below.
          Operating Results of Consolidated Rental Properties. At September 30, 2006, Tarragon’s consolidated stabilized rental properties presented in continuing operations included apartment communities with 7,564 apartments (excluding 432 units in assets held for sale and presented in discontinued operations) and one commercial property with 102,000 square feet (excluding 438,000 square feet in assets held for sale and presented with discontinued operations).
          The following table summarizes aggregate property level revenue and expenses for Tarragon’s consolidated stabilized rental properties, as well as rental properties in lease-up, and properties undergoing conversion to condominiums, presented in continuing operations for the nine months ended September 30, 2006 and 2005. The revenue and expenses below exclude management fee and other revenue and interest expense on corporate debt.

	For the Nine Months Ended September 30,
	2006	2005	Change
Rental revenue	$71,124	$64,653	$6,471
Property operating expenses	(37,890)	(31,488)	(6,402)
Interest expense	(22,856)	(14,811)	(8,045)
Depreciation expense	(12,625)	(11,164)	(1,461)

	$(2,247)	$7,190	$(9,437)

          The following table illustrates the impact on the change between 2005 and 2006 resulting from properties targeted for conversion to condominium homes for sale, properties consolidated and acquired in 2005, and properties in lease-up on the revenues and expenses of Tarragon’s consolidated rental properties for the nine months ended September 30, 2006 and 2005.

	Change for the Nine Months Ended September 30, 2006 and 2005
	Condominium	Properties	Properties in	Properties
	Conversions	Consolidated	Lease-up	Acquired	Other		Total
Rental revenue	$(7,959)	$8,668	$2,458	$969	$2,335	(1)	$6,471
Property operating expenses	582	(3,564)	(1,797)	(456)	(1,167)		(6,402)
Interest expense	4,501	(4,168)	(2,633)	(819)	(4,926	)(2)	(8,045)
Depreciation expense	899	(1,069)	(971)	(258)	(62)		(1,461)

	$(1,977)	$(133)	$(2,943)	$(564)	$(3,820)		$(9,437)

(1)	Other increases in rental revenue represent rent increases, lower vacancies and other rental losses, and higher other rental income for properties held in both years.

(2)	Other increases in interest expense include an increase of $5.1 million for 22 properties owned by Ansonia that were refinanced in November 2005, increasing debt by $100.7 million.
          Properties undergoing conversion to condominium homes generated $5.9 million of rental revenue for the nine months ended September 30, 2006. Of this amount, all but $852,000 came from properties that have either ceased rental operations or will be included in the assets of Tarragon Homes after the distribution. Condominium conversion properties incurred property operating expenses of $5.7 million during the nine months ended September 30, 2006. Of this amount, $1.1 million was reported by properties that will continue to be held by Sage after the distribution.

          Equity in Income of Unconsolidated Partnerships and Joint Ventures. The following table summarizes the components of equity in income of unconsolidated partnerships and joint ventures for the nine months ended September 30, 2006 and 2005:

	For the Months Ended September 30,
	2006	2005	Change
Homebuilding operations
Homebuilding sales revenue	$52,950	$185,717	$(132,767)
Costs of homebuilding sales	(49,179)	(126,814)	77,635

Gross profit from homebuilding sales	3,771	58,903	(55,132)

Rental property operations
Rental revenue	416	8,364	(7,948)
Property and other operating expenses	(479)	(3,774)	3,295
Interest expense	—	(3,542)	3,542
Depreciation expense	—	(1,484)	1,484
Mortgage banking income	1,206	215	991
Discontinued operations	4,288 (1)	(472)	4,760
Elimination of management and other fees paid to Tarragon	108	425	(317)
Outside partners’ interests in income of joint ventures	(2,314)	(28,634)	26,320
Overhead costs associated with investments in joint ventures	(466)	(1,196)	730
Performance-based compensation related to homebuilding projects of unconsolidated partnerships and joint ventures	(134)	(2,304)	2,170
Cash distributions in excess of investment	9,625 (2)	88	9,537

Equity in income of partnerships and joint ventures	$16,021	$26,589	$(10,568)

(1)	Includes $4.1 million in proceeds received from the sale of Tarragon’s interest in 801 Pennsylvania Avenue.

(2)	Represents distributions received in excess of Tarragon’s investment balance in Shefaor/Tarragon LLLP. This partnership is no longer consolidated as of July 2006. Please see discussion below for further information.
          For the nine months ended September 30, 2006, gross profit as a percentage of homebuilding sales revenue for unconsolidated partnerships and joint ventures was 7.1% compared to 31.7% for the corresponding period in 2005. In 2006, substantially all of the revenue came from lower margin condominium conversion projects, while in 2005 substantially all of the revenue came from higher margin mid-rise developments. In addition, five projects recorded adjustments totaling $2.4 million to reflect reductions in the estimated gross profit margins. For further discussion of changes in gross profit percentages, see the information under the caption “— Homebuilding Business” below.
          General and Administrative Expenses. Corporate general and administrative expenses increased $5.8 million for the nine months ended September 30, 2006, compared to the same period of 2005 primarily due to costs associated with projects that were not pursued for Tarragon’s development pipeline of $4.3 million. For the nine months ended September 30, 2006, of total corporate general and administrative expenses of $21.8 million, $18.5 million was attributable to the homebuilding operation.
          Corporate Interest. The following table illustrates the impact of the major components of corporate interest expense for the nine months ended September 30, 2006 and 2005.

	For the Nine Months Ended September 30,
	2006	2005	Change
Subordinated unsecured notes	$7,577	$1,156	$6,421
Senior convertible notes	417	10,775	(10,358)
Capitalization of interest to the carrying values of development projects	(3,454)	(421)	(3,033)
Other	1,186	1,238	(52)

	$5,726	$12,748	$(7,022)

          Following the distribution, Sage will have a small number of rental properties under development. As a result, capitalized interest will decline significantly. Additionally, the subordinated unsecured notes and the senior convertible notes will be assumed by Tarragon Homes in connection with the distribution, and Sage will no longer incur interest expense on this indebtedness.
          Sales of Consolidated Properties. The following table summarizes sales of consolidated properties during the nine months ended September 30, 2006 and 2005. Except for the land sales and the sale of two buildings at Orlando Central Park in 2005, the gains on sale were presented in discontinued operations.

			Net Cash	Gain on
Date of Sale	Property	Sale Price	Proceeds	Sale
2006:
January	Fountainhead Apartments	$16,350	$8,181	$8,125
February	1505 Highway 6 Office Building	4,650	4,282	365
March	Northwest O’Hare Office Park	5,733	2,446	3,250
June	Park 20 West Office Park	3,022	2,933	—
June	Meadowbrook Apartments	4,840	576	2,898
July	The Brooks Apartments	4,100	827	1,337
July	Bayfront Apartments	5,575	1,379	2,673
September	Northside Mall	6,400	2,441	1,321
September	Vistas at Lake Worth	13,800	3,275	—
September	Vistas Observatory Land	1,700	1,567	817

		$66,170	$27,907	$20,786

2005:
January	Woodcreek Garden Apartments	$38,750	$16,009	$14,762
February	Fort Worth, Texas, Land	2,225	624	—
March	Sarasota, Florida, Land	40,000	20,703	2,229
June	Orlando Central Park – Two Bldgs.	1,641	698	342
August	Martin’s Landing Apartments	12,750	5,125	6,852
August	Stewart Square	7,950	3,624	5,322
August	Courtyard at the Park Apartments	11,100	5,665	5,989
August	Paramus Container Store	15,000	6,814	7,806
September	Charlotte, North Carolina, Land	76	74	50
September	Morningside Apartments	4,693	1,893	1,932
September	Jackson Square	875	782	—
September	Time Square	1,250	1,161	763
September	Palm Court Apartments	11,150	4,619	7,460

		$147,460	$67,791	$53,507

		$213,630	$95,698	$74,293

          During the nine months ended September 30, 2006, Tarragon recorded impairment charges of $172,000 for Park 20 West Office Park and $722,000 for Vistas at Lake Worth to reduce their carrying values to the net proceeds received from their sales. The net proceeds from the sale of Vistas at Lake Worth were reduced by a prepayment penalty of $741,000 in connection with the early repayment of the mortgage secured by this property.
     Homebuilding Business
          As stated previously, the assets and business comprising the homebuilding business will be transferred to Tarragon Homes in connection with the distribution.

          Operating Results of Homebuilding For-Sale Communities. The following tables present revenue and gross profit for Tarragon’s for-sale communities. As stated previously, results for Tarragon’s segments do not distinguish between revenue of consolidated and unconsolidated projects. Therefore, the following tables include revenue and gross profit for both consolidated and unconsolidated projects.

	For the Nine Months Ended September 30,
	2006		2005
	Units	Dollars	Units	Dollars
Revenue recognized on the closing method
Consolidated communities
Condominium conversions	1,025	$189,146	1,024	$247,791
Townhome and traditional new developments	180	46,708	283	55,511
Land development	61	3,663	58	7,231

	1,266	239,517	1,365	310,533

Unconsolidated communities
Condominium conversions	201	51,716	760	150,743

Total revenue recognized on the closing method	1,467	291,233	2,125	461,276

Revenue recognized on the percentage-of-completion method (1)
Consolidated communities
High- and mid-rise developments	122	67,237	55	65,619
Unconsolidated communities
High- and mid-rise developments	—	1,234	25	34,974

Total revenue recognized on the percentage-of-completion method	122	68,471	80	100,593

Total homebuilding sales revenue	1,589	$359,704	2,205	$561,869

(1)	Number of units represents units sold for which revenue recognition began during the period. Revenue includes revenue on units sold in the current period as well as additional revenue from units sold in prior periods as construction progresses and additional revenue is recognized.

	For the Nine Months Ended
	September 30,
	2006	2005
Gross profit (loss) on homebuilding sales revenue recognized on the closing method
Consolidated communities
Condominium conversions	$38,254	$58,773
Townhome and traditional new developments	9,077	7,637
Land development	(122)	1,538

	47,209	67,948

Unconsolidated communities
Condominium conversions	4,048	44,844

Total gross profit on homebuilding sales revenue recognized on the closing method	51,257	112,792

Gross profit (loss) on homebuilding sales revenue recognized on the percentage-of-completion method
Consolidated communities
High- and mid-rise developments	11,739	9,291
Unconsolidated communities
High- and mid-rise developments	(277)	14,058

Total gross profit on homebuilding sales revenue recognized on the percentage-of-completion method	11,462	23,349

Total gross profit on homebuilding sales	$62,719	$136,141

          The following table presents homebuilding sales revenue for both consolidated and unconsolidated communities by product type.

	For the Nine Months Ended
	September 30,
	2006	2005
High- and mid-rise developments	$68,471	$100,593
Condominium conversions	240,862	398,534
Townhome and traditional new developments	46,708	55,511
Land development	3,663	7,231

Total	$359,704	$561,869

          For the nine months ended September 30, 2006, gross profit as a percentage of consolidated and unconsolidated homebuilding sales revenue was 17.4% compared to 24.2% for the same period in 2005. Gross profit on homebuilding sales is based on estimates of total project sales value and total project costs. When estimates of sales value or project costs are revised, gross profit is adjusted in the period of change so that cumulative project earnings reflect the revised profit estimate. During 2006, Tarragon’s revised estimates of the pace of remaining sales, based on current market conditions, resulted in increases in projected marketing costs and sales incentives and, therefore, lower estimated gross profit margins at most of Tarragon’s projects from those used in 2005. The change in gross profit margins for Tarragon’s condominium conversion projects ranged from an increase of 0.1% to a decrease of 8.7%. The decrease in gross profit margins for Tarragon’s high- and mid-rise developments ranged from 0.2% to 1.7%. These lower gross profit margins decreased net income for the nine months ended September 30, 2006 by $10.4 million. Additionally, Tarragon recorded impairment losses on a condominium conversion project totaling $556,000 during the nine months ended September 30, 2006 due to an increase in estimated remaining costs.
          Active Projects and Development Pipeline. As presented in the following table, as of September 30, 2006, Tarragon’s backlog of sales was $268.4 million from our 41 for-sale communities under active development, including both consolidated and unconsolidated projects.

			Townhome
			and
	High- and		Traditional
	Mid-rise	Condominium	New	Land
	Developments	Conversions	Developments	Development	Total
Current estimated average gross profit margin	23.6%	9.6%	21.9%	11.6%	17.6%
Number of remaining homes or home sites	1,118	3,432	1,036	140	5,726
Backlog: (1)
Number of homes or home sites	168	365	184	122	839
Aggregate contract prices (2)	$114,807	$72,250	$76,815	$4,548	$268,420
Average price per unit	$683	$198	$417	$37	$320
Unsold homes under active development:
Number of homes or home sites	950	3,067	852	18	4,887
Estimated remaining sell-out (3)	$622,206	$622,703	$277,878	$5,200	$1,527,987
Total estimated remaining sell-out (4)	$737,013	$694,953	$354,693	$9,748	$1,796,407
Estimated debt on completion (5)	$446,422	$322,735
Ratio of fully funded debt to total estimated remaining sell-out	61%	46%

(1)	Represents homes or home sites sold but not yet closed.

(2)	Of the backlog of sales, Tarragon has recognized revenue of $54.6 million under the percentage-of-completion method.

(3)	Values in estimated remaining sell-out for some of the active developments include other income of $21.3 million for sales other than the offering prices of homes such as marinas, parking, upgrades and commercial units.

(4)	Tarragon’s weighted average profits interest is 84%.

(5)	Estimated debt on completion is equal to the total financing commitments including amounts outstanding at September 30, 2006. Estimated debt on completion also includes anticipated financings not yet arranged for certain projects of $222.6 million for high- and mid-rise developments. Townhome and traditional new developments are financed with multi-year revolving construction facilities.
          The following table presents the changes in the aggregate contract values in Tarragon’s sales backlog by product-type and aggregate units from June 30, 2006 to September 30, 2006.

			Townhome
			and
	High- and		Traditional
	Mid-rise	Condominium	New	Land		Total
	Developments	Conversions	Developments	Development	Total	Units
Backlog as of June 30, 2006	$71,534	$84,863	$93,235	$4,977	$254,609	903
Net new orders (1)	46,945	32,067	8,696	38	87,746	274
Closings	(3,672)	(44,680)	(25,116)	(406)	(73,874)	(338)
Adjustments to prices	—	—	—	(61)	(61)	—

Backlog as of September 30, 2006	$114,807	$72,250	$76,815	$4,548	$268,420	839

(1)	Net new orders include gross new orders of 530 homes with an aggregate contract value of $155.2 million and contract cancellations of 256 homes with an aggregate contract value of $67.5 million. Tarragon’s default rate, which is computed as the number of firm contracts cancelled for the period divided by new orders for the period, was 19.5% for the third quarter of 2006 and 18% for the nine months ended September 30, 2006. Tarragon’s default rate for 2005 was 1.8%.
          The following table presents information about remaining costs and available financing for Tarragon’s active for-sale communities.

			Townhome
			and
	High- and		Traditional
	Mid-rise	Condominium	New	Land
	Developments	Conversions	Developments	Development	Total
Projects with revolving construction facilities currently in place:
Costs to complete (1)	$—	$—	$209,839	$—	$209,839
Available financing (2)	$—	$—	$209,839	$—	$209,839
Other projects with financing currently in place:
Costs to complete (1)	$54,961	$10,974	$—	$—	$65,935
Available financing (3)	$52,324	$—	$—	$—	$52,324
Projects without financing currently in place:
Costs to complete (1)	$157,590	$9,727	$—	$—	$167,317
Anticipated financing (4)	$157,590	$9,727	$—	$—	$167,317

(1)	Costs to complete represent estimated construction costs to complete the project. In addition to these costs, Tarragon anticipates incurring marketing, advertising, selling commissions and closing costs, and interest.

(2)	All costs to complete are expected to be funded by borrowings under revolving construction facilities, although total available debt as of September 30, 2006 was $52.7 million.

(3)	Total available debt as of September 30, 2006 was $75.6 million.

(4)	Tarragon expects to arrange financing for 65% to 85% of total budgeted costs.
          In addition to the active for-sale communities described above, Tarragon had active rental communities under development or in lease-up with 2,418 units at September 30, 2006. Tarragon also had 5,802 units in 26 communities in its development pipeline at September 30, 2006. Tarragon’s development pipeline includes projects either owned or for which it have site control and which may be awaiting zoning and other governmental approvals and final determination of economic feasibility. Tarragon anticipates these projects will be completed and sold over the next six years.
          The following table presents the changes in the number of units in Tarragon’s active projects and development pipeline between June 30, 2006 and September 30, 2006.

		Rental
	For-Sale	Repositions /
	Communities	Developments	Total
	(units)	(units)	(units)
Active projects as of June 30, 2006	6,358	2,418	8,776
Closings	(338)	—	(338)
Rental property held for future condominium conversion	(294)	—	(294)

Active projects as of September 30, 2006	5,726	2,418	8,144

Development pipeline as of June 30, 2006	5,964	—	5,964
Additions to development pipeline	730	—	730
Discontinued projects	(1,185)	—	(1,185)
Revisions to number of units	(1)	—	(1)
Rental property held for future condominium conversion	294	—	294

Development pipeline as of September 30, 2006	5,802	—	5,802

          The following table presents number of units in Tarragon’s active projects and development pipeline by geographic region as of September 30, 2006.

	Units in Active Projects and Development
	Pipeline at September 30, 2006
	Northeast	Southeast	Total
High- and mid-rise developments	2,451	116	2,567
Mixed-use residential and commercial developments (1)	1,784	793	2,577
Rental communities under development	592	1,826	2,418
Condominium conversions	179	4,857	5,036
Townhome and traditional new developments	344	864	1,208
Land development	—	140	140

Total	5,350	8,596	13,946

(1)	These projects include commercial square footage of 359,000 in the Northeast and 254,077 in the Southeast.
          As of September 30, 2006, Tarragon had an aggregate weighted-average interest in its active projects and development pipeline of 88%.
          In June 2006, Tarragon sold a 22% interest in Shefaor/Tarragon LLLP, a partnership Tarragon consolidated until July 2006 that owns Lincoln Pointe Apartments in Aventura, Florida, to Pinnacle, an entity affiliated with Brian Stolar of Chatham, New Jersey. Simultaneously, the partnership refinanced its debt with an $88.5 million non-recourse loan, of which $63.1 million was funded at closing. After the prior loan was repaid, net proceeds of $23.6 million were distributed to the selling partners (Tarragon and Shefaor), of which our share was $17.3 million. In July 2006, Yoo, an entity affiliated with Phillipe Starck, acquired a 25% interest in the partnership to for $4.9 million. Tarragon received $2.9 million of this amount as a distribution from the partnership. In the third quarter of 2006, Tarragon recognized income of $9.6 million representing distributions received from the partnership in excess of its investment.
          The partnership intends to develop a 460-unit high-rise condominium for which Tarragon and Shefaor, who acquired this property in August 2004 for $41 million, have prepared preliminary plans and obtained development approvals. Pinnacle and Shefaor are general partners of the partnership and make day-to-day operating decisions and will supervise the development. Tarragon and Shefaor have preferred equity in the partnership in the form of a $12 million mezzanine loan due from the partnership that matures in September 2007 and has one three-month extension option. Tarragon currently holds a 29% non-controlling limited partner interest in the partnership and has consent rights to any major decisions, including admission of any new partners.
          Three condominium conversions with 783 units in the development pipeline at September 30, 2006 will not be contributed to Tarragon Homes in connection with the distribution but will be retained by Sage for use in the real estate services business. Additionally, five rental properties under development or in lease-up with 1,282 apartments included in active projects as of September 30, 2006 will be retained by Sage.
     Real Estate Services Business
          As stated previously, results for Tarragon’s segments do not distinguish between revenues of consolidated and unconsolidated properties. Therefore, rental revenue and net operating income (rental revenue less property operating expenses) in the following discussion include both consolidated and unconsolidated rental communities. Rental revenue and net operating income in the following discussion also include operating results of two apartment communities and five commercial properties reported in discontinued operations in our consolidated operating results. You should read the following discussion along with the information regarding segment operating statements and net operating income in Note 8, “Segment Reporting,” in the notes to Tarragon’s consolidated financial statements. Net operating income is a supplemental non-GAAP financial measure. A reconciliation of real estate services business net operating income to real estate services business income before taxes is presented in the segment operating statements in Note 8, “Segment Reporting,” in the notes to Tarragon’s consolidated financial statements.
          The real estate services business reported net operating income of $33.4 million for the nine months ended September 30, 2006 and $44.3 million for the nine months ended September 30, 2005. Net operating income as a percentage of rental revenue was 49.8% for the nine months ended September 30, 2006 and 48.8% for the corresponding period in 2005.
          The following table presents net operating income for Tarragon’s 34 same store apartment communities with 7,486 units (consolidated and unconsolidated, including properties for which operating results have been presented in discontinued operations). These are properties in its real estate services business during both periods presented below.

	For the Nine Months
	Ended September 30,
	2006	2005
Same store stabilized apartment communities:
Rental revenue	$53,798	$51,065
Property operating expenses	(25,641)	(24,738)

Net operating income	$28,157	$26,327

Net operating income as a percentage of rental revenue	52.3%	51.6%
Average monthly rental revenue per unit	$798	$758
          Net operating income for Tarragon’s 34 same store stabilized apartment communities increased $1.8 million, or 7%, in the nine months ended September 30, 2006, compared to the corresponding period of 2005. This increase was primarily due to a 5.4% increase in revenue for the nine months ended September 30, 2006.
          The real estate services business’ net gains on sale of real estate, including properties owned through unconsolidated partnerships and joint ventures, were $25.4 million for the nine months ended September 30, 2006 and $46.6 million for the nine months ended September 30, 2005.
          Interest expense for the real estate services business decreased by $11.7 million, or 34.1% for the nine months ended September 30, 2006, compared to the corresponding period of 2005. The sale or transfer of properties to the homebuilding business resulted in a decrease of $7.6 million. Additionally, interest expense on corporate debt decreased $9.7 million, resulting from an increase in corporate interest expense allocated to the homebuilding business and costs incurred in connection with the conversion of the convertible notes in 2005. For the 34 same store stabilized apartment communities, interest expense increased 34.8% from $17.8 million to $24 million primarily due to increased debt in connection with financings.

          Depreciation expense for the real estate services business was $11.3 million for the nine months ended September 30, 2006, compared to $15.2 million for the corresponding period in 2005. This decrease was primarily due to discontinuing depreciation of properties classified as held for sale.
          General and administrative expenses of the real estate services business decreased to $4.9 million for the nine months ended September 30, 2006, from $8 million for the corresponding period in 2005. General and administrative expenses were 7.4% of divisional revenues for the nine months ended September 30, 2006 and 8.9% for the corresponding period in 2005. These decreases are principally due to fees paid in 2005 for investment banking services related to the planned sale of real estate services business properties. After the distribution, general and administrative expenses of the real estate services business as a percentage of revenue are expected to increase.
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
          Total consolidated revenue in 2005 was $596.2 million, or nearly twice the amount for the prior year. Substantially all the increase was attributable to greater homebuilding sales. See the tables that summarize homebuilding sales and present Tarragon active projects, including backlog of homes sold, not closed, and Tarragon’s development pipeline below under the caption “— Year Ended December 31, 2004 Compared to Year Ended December 31, 2003 — Homebuilding Business.”
          Rental revenue increased $8.7 million, or 10.6%, for the year ended December 31, 2005, compared to the same period in 2004. Of this increase, $4.7 million is attributable to two apartment communities acquired in February 2005 and one apartment community acquired in May 2004. An increase of $1 million resulted from the consolidation of four properties in November 2005. Two properties currently in lease-up contributed to an increase of $781,000. An increase of $2.1 million was reported by 30 properties held in both years and resulted from rent increases, decreases in other rental losses and increases in occupancy.
          Income from continuing operations increased to $45 million in 2005 compared to $35 million in 2004. Gross profit from consolidated homebuilding sales increased $64.5 million. Equity in income of partnerships and joint ventures increased $14.4 million, resulting from Tarragon’s share of gross profit from homebuilding sales of unconsolidated partnerships and joint ventures. These increases were partially offset by higher income tax expense: $27.7 million in 2005 compared to a tax benefit of $2.2 million in 2004. Also, interest expense increased $27.1 million. Interest expense in 2005 included $17 million representing prepayment penalties and the write-off of deferred borrowing costs in connection with Ansonia’s refinancing of 23 properties in November 2005. Additionally, in 2005, Tarragon incurred costs of $9.4 million in connection with the early repayment of a participating loan.
          During 2005, Tarragon recognized gains on sale of real estate of $45.5 million (net of income taxes of $25.6 million), including those presented in discontinued operations in accordance with SFAS No. 144. In 2004, Tarragon recognized $11.3 million in gains on sale of real estate (net of income taxes of $7.1 million), including those presented in discontinued operations. See the information under the caption “— Year Ended December 31, 2004 Compared to Year Ended December 31, 2003 — Sales of Consolidated Properties” below.
          Operating Results of Consolidated Rental Properties. At December 31, 2005, Tarragon’s consolidated rental properties presented in continuing operations included rental communities with 7,829 apartments (excluding 948 units in assets held for sale and presented in discontinued operations) and one commercial property with 102,000 square feet (excluding 782,000 square feet in assets held for sale and presented in discontinued operations). The following table summarizes aggregate property level revenue and expenses for Tarragon’s consolidated rental properties presented in continuing operations for the years ended December 31, 2005 and 2004. The revenue and expenses below exclude management fee and other revenue and interest expense on corporate debt.

	For the Years Ended December 31,
	2005	2004	Change
Rental revenue	$91,066	$82,363	$8,703
Property operating expenses	(45,387)	(41,566)	(3,821)
Interest expense	(42,730)	(19,554)	(23,176)
Depreciation expense	(15,145)	(17,727)	2,582

	$(12,196)	$3,516	$(15,712)

          The following table illustrates the impact on the change between 2004 and 2005 resulting from properties targeted for conversion to condominium homes for sale and properties acquired on the revenues and expenses of Tarragon’s consolidated rental properties:

	Condominium		Other
	Conversions	Acquired	Changes		Total
Rental revenue	$(45)	$4,175	$4,573		$8,703
Property operating expenses	412	(2,352)	(1,881)		(3,821)
Interest expense	2,849	(1,508)	(24,517	)(1)	(23,176)
Depreciation expense	2,134	(810)	1,258		2,582

	$5,350	$(495)	$(20,567)		$(15,712)

(1)	Includes $17 million of prepayment penalties and the write-off of deferred borrowing costs in connection with Ansonia’s refinancing of 23 properties in November 2005.
          Equity in Income of Unconsolidated Partnerships and Joint Ventures. The following table summarizes the components of equity in income of unconsolidated partnerships and joint ventures for 2005 and 2004:

	For the Years Ended December 31,
	2005	2004	Change
Homebuilding operations
Homebuilding sales revenue	$230,806	$95,031	$135,775
Costs of homebuilding sales	(162,850)	(65,681)	(97,169)

Gross profit from homebuilding sales	67,956	29,350	38,606

Rental property operations
Rental revenue	11,570	15,073	(3,503)
Property and other operating expenses	(5,097)	(6,749)	1,652
Interest expense	(4,553)	(5,341)	788
Depreciation expense	(1,906)	(2,676)	770
Mortgage banking income	916	—	916
Discontinued operations	(613)	1,732	(2,345)
Elimination of management and other fees paid to Tarragon	509	410	99
Outside partners’ interests in income of joint ventures	(35,545)	(15,444)	(20,101)
Overhead costs associated with investments in joint ventures	(1,410)	—	(1,410)
Performance-based compensation related to homebuilding projects of unconsolidated partnerships and joint ventures	(2,662)	—	(2,662)
Distributions in excess of investment	88	—	88
Impairment (loss) recovery	350	(1,162)	1,512

Equity in income of partnerships and joint ventures	$29,603	$15,193	$14,410

          Gross profit from homebuilding sales was generated by The Grande and The Hamptons, two condominium conversion projects acquired in 2004 by unconsolidated joint ventures, and XII Hundred Grand and XIII Hundred Grand, two of Tarragon’s Hoboken, New Jersey projects. See the table under the caption “— Year Ended December 31, 2004 Compared to Year Ended December 31, 2003 — Homebuilding Business” below for revenue and gross profit reported by each of these projects.
          Discontinued operations include the operations and gain or loss on the sale of Prospect Park, the sole remaining property of the Sacramento Nine joint venture, which was sold in December 2004, and Arbor Glen, the sole property of Larchmont Associates, which was sold in January 2005. In the fourth quarter of 2004, Tarragon recorded a $1.2 million impairment charge to write down the carrying value of its investment in Larchmont, which included $1.3 million of advances made during 2004, to Tarragon’s share of the estimated net sale proceeds. In 2005, Tarragon recovered $350,000 of this impairment loss upon the closing of the sale.

          When Tarragon computes equity in income of partnerships and joint ventures, it eliminates intercompany items, including management fees the joint ventures pays to it and interest on advances Tarragon has made to joint ventures.
          The increase in outside partners’ share of income of joint ventures is primarily attributable to Tarragon’s partners’ share of the gross profit reported by The Grande, The Hamptons, XII Hundred Grand and XIII Hundred Grand.
          In addition, Tarragon’s equity in income of unconsolidated partnerships and joint ventures was affected during the periods presented above by the consolidation of one property in September 2004 and four properties in November 2005.
          The following table presents the effect of these items on the unconsolidated entities’ property level revenue and expenses for 2005 and 2004:

	Properties
	Consolidated in	Other
	2004 and 2005 (1)	Changes	Total
Rental revenue	$(3,569)	$66	$(3,503)
Property and other operating expenses	1,649	3	1,652
Interest expense	1,073	(285)	788
Depreciation expense	778	(8)	770

	$(69)	$(224)	$(293)

(1)	Merritt 8 was consolidated in September 2004, and Club at Danforth, Links at Georgetown, and Vineyard at Eagle Harbor were consolidated in November 2005, due to buyout of our partners’ interests. Also in November 2005, Liberty Building was consolidated when we contributed our interests in this property to a consolidated partnership.
          Provision for Estimated Losses. Tarragon recorded a $1.6 million reserve in the third quarter of 2005 for the full amount of a note receivable in connection with the 2002 sale of English Village Apartments in Memphis, Tennessee when the borrower, a non-profit affordable housing developer, notified Tarragon it would no longer be making payments under the terms of the note.
          General and Administrative Expenses. Corporate general and administrative expenses increased $4.5 million, or 27%, for 2005 compared to 2004 primarily due to investment banking advisory fees of $2.4 million in 2005 related to the real estate services business properties disposition strategy and fees of $643,000 related to the conversion of convertible notes to common stock in the third quarter of 2005. Tarragon wrote off $1.4 million in pursuit costs for projects that were abandoned.
          Property general and administrative expenses increased by $713,000, or 16%, for 2005 compared to 2004, primarily due to property management personnel additions and compensation increases. Tarragon’s property management team has overseen the real estate services business properties and the initial lease-up of newly constructed rental apartment communities and provided property management services to rental apartment communities under conversion to condominiums.
          Corporate Interest. Corporate interest increased $2.6 million in 2005 compared to 2004. In 2005, interest expense on Tarragon’s senior convertible notes, issued in 2004, increased $9.4 million. This interest included the premium paid and the write off of deferred financing expenses totaling $7.2 million upon the conversion of $54.25 million of the convertible notes to common stock in the third quarter of 2005. Interest expense on $65 million of unsecured subordinated notes issued in 2005 resulted in an increase of $2.6 million. These increases were partially offset by a decrease of $9.9 million resulting from interest capitalized on development projects.
          Cumulative Effect of Change in Accounting Principle. In accordance with the requirements of FIN 46R, which was applicable on January 1, 2004, to entities created prior to December 31, 2003, any difference between the assets and liabilities of VIEs consolidated is recorded as a cumulative effect of change in accounting principle. In 2004, Tarragon recorded a cumulative effect of change in accounting principle of $16.8 million when it consolidated

Ansonia. This amount represented the excess of liabilities consolidated over assets consolidated. See Note 1, “Summary of Significant Accounting Policies,” in the notes to Tarragon’s consolidated financial statements.
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
          For the year ended December 31, 2004, total consolidated revenue was $303.3 million, compared to $105.2 million in 2003. The majority of this increase was attributable to the increase in homebuilding sales. The consolidation of Las Olas River House in January 2004 resulted in a $51.9 million increase in consolidated homebuilding sales revenue in 2004. In 2003, Las Olas River House was unconsolidated and reported $97.6 million in homebuilding sales revenue.
          Rental revenue increased $34.4 million, or 72%, for the year ended December 31, 2004, as compared to the same period of 2003. As presented under the caption “— Operating Results of Consolidated Rental Properties” below, 15 rental apartment communities consolidated in January 2004 as a result of Tarragon’s adoption of the provisions of FIN 46R contributed an increase of $33.0 million of this increase. Rental apartment communities in lease-up during one or both periods presented contributed $1.9 million to the increase in rental revenue.
          Income from continuing operations was $34.8 million for the year ended December 31, 2004, compared to $8.5 million for the year ended December 31, 2003. Gross profit from homebuilding sales increased $35.3 million. Equity in income of partnerships and joint ventures decreased $7.3 million primarily due to $16.3 million recognized in 2003 as Tarragon’s share of the gross profit on home sales of Las Olas River House, which was consolidated in January 2004 as a result of its adoption of the provisions of FIN 46R. This decrease was partially offset by Tarragon’s share of gross profit totaling $12.8 million recognized in 2004 on home sales of XII Hundred Grand and XIII Hundred Grand.
          During the year ended December 31, 2004, Tarragon recognized gains on sale of real estate totaling $11.3 million (net of income taxes of $7 million), including those presented in discontinued operations in accordance with SFAS No. 144. During 2003, gains on sale, including those presented in discontinued operations, were $24.3 million. During 2004, Tarragon also sold its interest in Ninth Street Development, which had development rights for land in Hoboken, New Jersey for $2.2 million and recognized a gain of $1.7 million. See the information under the caption “— Sales of Consolidated Properties” below.
          Operating Results of Consolidated Rental Properties. At December 31, 2004, Tarragon’s consolidated rental properties included rental communities with 9,060 apartments (excluding 3,399 units sold or in assets held for sale and presented in discontinued operations) and one commercial property with 152,000 square feet (excluding 1.1 million square feet sold or in assets held for sale and presented in discontinued operations). The following table summarizes aggregate property level revenues and expenses for Tarragon’s consolidated rental properties presented in continuing operations for the years ended December 31, 2004 and 2003. The revenue and expenses below exclude management fee and other revenue and interest expense on corporate debt.

	For the Years Ended December 31,
	2004	2003	Change
Rental revenue	$82,363	$47,985	$34,378
Property operating expenses	(41,566)	(26,168)	(15,398)
Interest expense	(19,554)	(16,570)	(2,984)
Depreciation expense	(17,727)	(12,065)	(5,662)

	$3,516	$(6,818)	$10,334

     The results of operations of Tarragon’s consolidated rental properties were affected during the periods presented above by:
•	the consolidation of 15 apartment communities in January 2004 in connection with the adoption of the provisions of FIN 46R;

•	the acquisition of one apartment community in 2004;

•	the effect of three apartment communities undergoing conversion to condominiums for sale; and

•	the results of operations of properties in lease-up.
     The following table illustrates the effects of these items on the various components of the results of operations of Tarragon’s consolidated rental properties for the years ended December 31, 2004 and 2003:

	Properties
	Consolidated				Properties
	in January	Property	Condominium		In	Other
	2004 (1)	Acquired	Conversion		Lease-up (2)	Changes		Total
Rental revenue	$32,975	$1,017	$(1,491)		$1,860	$17		$34,378
Property operating expenses	(14,865)	(674)	941		(585)	(215)		(15,398)
Interest expense	(10,970)	(377)	4,117	(3)	(371)	197		(7,404)
Depreciation expense	(6,391)	(210)	—		(235)	1,174	(4)	(5,662)

	$749	$(244)	$3,567		$669	$1,173		$5,914

(1)	Includes 15 apartment communities owned by joint ventures consolidated on January 1, 2004 in connection with the adoption of the provisions of FIN 46R.

(2)	Includes two recently completed properties in lease-up during one or both periods presented.

(3)	This decrease in interest expense is the result of prepayment penalties totaling $3.1 million and $241,000 of deferred financing expenses written off upon the repayment of two mortgages secured by Pine Crest Apartments in the first quarter of 2003. The mortgages were repaid in connection with the closing of a $25 million loan to finance the condominium conversion of this property.

(4)	This decrease in depreciation expense is primarily due to $1.1 million recorded in the second quarter of 2003 upon the reclassification of two properties to real estate held for investment for the period during which they were classified as held for sale.
          Equity in Income of Unconsolidated Partnerships and Joint Ventures. The following table summarizes the components of equity in income of unconsolidated partnerships and joint ventures for the years ended December 31, 2004 and 2003:

	For the Years Ended December 31,
	2004	2003	Change
Homebuilding operations
Homebuilding sales revenue	$95,031	$97,583	$(2,552)
Costs of homebuilding sales	(65,681)	(77,381)	11,700

Gross profit from homebuilding sales	29,350	20,202	9,148

Rental property operations
Rental revenue	15,073	45,886	(30,813)
Property and other operating expenses	(6,749)	(23,737)	16,988
Interest expense	(5,341)	(17,170)	11,829
Depreciation expense	(2,676)	(8,835)	6,159

Discontinued operations	1,732	(1,477)	3,209
Elimination of management and other fees paid to Tarragon	410	4,325	(3,915)
Outside partners’ interests in income of joint ventures	(15,444)	(5,525)	(9,919)
Distributions in excess of investment	—	9,120	(9,120)
Impairment loss	(1,162)	(313)	(849)

Equity in income of partnerships and joint ventures	$15,193	$22,476	$(7,283)

          Homebuilding operations in 2003 consisted of income from Las Olas River House. Due to the application of FIN 46R, Las Olas was consolidated in January 2004. Homebuilding operations for 2004 were reported by The Grande, a condominium conversion project acquired in September 2004 by Delaney Square, LLC, and XII Hundred Grand and XIII Hundred Grand, two projects in Hoboken, New Jersey.
          Fifteen rental apartment communities held by five VIEs were consolidated in 2004 pursuant to FIN 46R. Equity in income of unconsolidated partnerships and joint ventures for 2003 included a loss of $1.5 million, which included Tarragon’s share of the losses reported by four of these VIEs during the period in which recently completed properties owned by these VIEs were in lease-up. In 2003, rental revenues for these 15 properties were $30.3 million, and property operating expenses were $16.4 million.
          Distributions in excess of investment are primarily related to distributions of financing proceeds of joint ventures in which Tarragon has recovered its investment. In these situations, the joint ventures’ debt is non-recourse to Tarragon, and Tarragon has not committed to fund any cash flow deficits of the joint ventures. Income from distributions in excess of investment decreased by $9.1 million for the year ended December 31, 2004 as compared to the same period of 2003. In 2003, Ansonia and Ansonia Liberty, L.L.C. made distributions of proceeds from refinancings totaling $7.6 million. In 2004, Ansonia was consolidated pursuant to FIN 46R, and no other unconsolidated entities distributed financing proceeds.
          In the fourth quarter of 2004, Larchmont Associates, L.P. agreed to sell Arbor Glen Apartments for less than its investment in Larchmont, which included $1.3 million of advances made during 2004. Accordingly, Tarragon recorded a $1.2 million impairment charge to write down the carrying value of its investment to its share of the estimated net sale proceeds in the fourth quarter of 2004. The sale closed in early 2005.
          General and Administrative Expenses. Corporate general and administrative expenses increased $3.3 million for 2004 compared to 2003 primarily due to personnel additions and compensation increases relating to expanded homebuilding activities. See the information under the caption “— Homebuilding Business.” Additionally, Tarragon had a $600,000 increase in accounting and consulting fees related to compliance with Rule 404 of the Sarbanes-Oxley Act.
          Tarragon has also added personnel in its property management group to handle the increased responsibilities relative to condominium conversions, which has resulted in an increase in property, general and administrative expenses of $667,000 for 2004 compared to 2003.
          Corporate Interest. Corporate interest increased $1.5 million for 2004 compared to 2003 primarily due to interest expense on the senior convertible notes issued in September and November 2004.

          Sales of Consolidated Properties. The following table summarizes sales of consolidated properties during the last three years. Except for the land sales in 2004 and 2005, the sale of three buildings at Orlando Central Park in 2005 and the sale of a portion of Northwest O’Hare Office Building in 2003, the gains on sale were presented in discontinued operations.

			Net Cash	Gain on
Date of Sale	Property	Sale Price	Proceeds	Sale
2005:
Jan-05	Woodcreek Garden Apartments	$38,750	$16,009	$14,762
Feb-05	Fort Worth, Texas Land	2,225	624	—
Mar-05	Sarasota, Florida Land	40,000	20,703	2,229
Jun-05	Orlando Central Park – Two Bldgs.	1,641	698	342
Aug-05	Courtyard at the Park Apartments	11,100	5,665	5,989
Aug-05	Martin’s Landing Apartments	12,750	5,125	6,852
Aug-05	Paramus 17 North Shopping Center	15,000	6,814	7,806
Aug-05	Stewart Square	7,950	3,624	5,322
Sep-05	Charlotte, North Carolina Land	76	74	50
Sep-05	Jackson Square Shopping Center	875	782	—
Sep-05	Morningside Apartments	4,693	1,893	1,932
Sep-05	Palm Court Apartments	11,150	4,619	7,460
Sep-05	Times Square	1,250	1,161	763
Oct-05	Somerset Park Apartments	8,250	7,697	—
Nov-05	Acadian Place Apartments	3,101	31	—
Dec-05	The Regents Apartments	15,500	6,094	8,658
Dec-05	Emerson Center – Office and Retail	10,125	2,624	5,812
Dec-05	Mission Trace Apartments	4,800	783	1,970
Dec-05	Orlando Central Park – One Bldg.	2,900	1,633	1,187

		192,136	86,653	71,134

2004:
Mar-04	Forest Ridge Land	850	510	378
Jun-04	Landmark Apartments	4,780	693	2,666
Oct-04	Cross Creek Apartments	3,745	959	2,587
Dec-04	Forest Oaks Apartments	4,005	980	502
Dec-04	Antelope Pines Apartments	28,150	10,647	10,925
Dec-04	Kirklevington Apartments	3,800	917	1,308

		45,330	14,706	18,366

2003:
Jan-03	Prado Bay Apartments	10,315	4,119	5,107
Jan-03	Newport Apartments	10,000	4,106	2,013
Jan-03	Northwest O’Hare Office Bldg.	3,000	2,748	1,223
Feb-03	Briarwest Shopping Center	3,100	1,426	1,098
Mar-03	Holly House Apartments	3,017	1,186	1,005
Jul-03	Diamond Loch Apartments	4,250	652	1,256
Sept-03	Marina Park Apartments	10,300	5,931	6,111
Dec-03	Bay West Apartments	12,650	4,076	6,528

		56,632	24,244	24,341

		$294,098	$125,603	$113,841

          In December 2004, Tarragon recorded an impairment loss of $733,000 to write down the carrying value of the land in Fort Worth, Texas to its then-estimated fair value less costs of sale. No loss was incurred upon the sale in February 2005 in excess of the impairment loss. In the third and fourth quarters of 2005, Tarragon recorded impairment losses of $308,000 for Jackson Square Shopping Center, $557,000 for Somerset Park Apartments, $189,000 for Park 20 Office Park and $384,000 for Acadian Place Apartments. These were recorded to write down their carrying values to estimated fair values less costs of sale. As presented above, all of these properties except Park 20 Office Park were sold in 2005.

     Homebuilding Business
          As stated previously, results for Tarragon’s segments do not distinguish between revenues of consolidated and unconsolidated properties. Therefore, revenue and gross profit or loss from homebuilding sales presented below includes both consolidated and unconsolidated homebuilding projects.

	For the Years Ended December 31,
	2005		2004		2003
	Units	Dollars	Units	Dollars	Units	Dollars
Revenue recognized on the closing method by community
Consolidated communities
5600 Collins	—	$—	—	$—	21	$6,277
Arlington Park	76	19,330	—	—	—	—
The Bordeaux	103	17,074	—	—	—	—
Central Park at Lee Vista	86	14,925	—	—	—	—
Cordoba Beach Park	69	22,953	—	—	—	—
Georgetown at Celebration	315	75,192	—	—	—	—
Montreux at Deerwood Lake	207	35,254	—	—	—	—
Pine Crest Village I	—	—	17	4,759	122	26,452
Pine Crest Village II	11	2,356	105	25,914	—	—
The Quarter at Ybor City	208	35,923	—	—	—	—
Southampton Pointe	94	18,165	—	—	—	—
Tuscany on the Intracoastal	61	17,245	219	55,269	6	1,213
Venetian Bay Village I	—	—	29	4,196	133	18,702
Venetian Bay Village II & III	206	32,307	72	10,536	—	—
Warwick Grove	19	10,695	—	—	—	—
Waterstreet at Celebration	36	9,271	195	35,677	—	—
Yacht Club on the Intracoastal	377	106,834	—	—	—	—
Land development	93	9,000	126	5,687	42	3,635

	1,961	426,524	763	142,038	324	56,279

Unconsolidated communities
The Grande	260	49,739	103	17,560	—	—
The Hamptons	641	130,440	—	—	—	—
Lofts on Post Oak	35	12,060	—	—	—	—

	936	192,239	103	17,560	—	—

Total revenue recognized on the closing method	2,897	618,763	866	159,598	324	56,279

Revenue recognized on the percentage-of-completion method by community
Consolidated communities
Alta Mar (1)	19	21,395	112	26,532	—	—
Las Olas River House (2)	46	56,803	19	51,895	—	—

	65	78,198	131	78,427	—	—

Unconsolidated communities
Las Olas River House (2)	—	—	—	—	186	97,583
XII Hundred Grand (3)	24	31,908	135	38,512	—	—
XIII Hundred Grand (3)	1	6,659	117	38,959	—	—

	25	38,567	252	77,471	186	97,583

Total revenue recognized on the percentage-of-completion method	90	116,765	383	155,898	186	97,583

Total homebuilding sales revenue	2,987	$735,528	1,249	$315,496	510	$153,862

	For the Years Ended December 31,
	2005	2004	2003
Gross profit (loss) on homebuilding sales revenue recognized on the closing method by community
Consolidated communities
5600 Collins	$—	$—	$(1,571)
Arlington Park	4,214	—	—
The Bordeaux	6,539	—	—
Central Park at Lee Vista	7,895	—	—
Cordoba Beach Park	2,961	—	—
Georgetown at Celebration	18,272	—	—
Montreux at Deerwood Lake	6,275	—	—
Pine Crest Village I	—	1,422	9,960
Pine Crest Village II	923	6,919	—
The Quarter at Ybor City	5,317	—	—
Southampton Pointe	3,433	—	—
Tuscany on the Intracoastal	4,511	11,756	218
Venetian Bay Village I	—	538	1,167
Venetian Bay Village II & III	3,296	1,622	—
Warwick Grove	1,508	—	—
Waterstreet at Celebration	2,613	6,422	—
Yacht Club on the Intracoastal	27,243	—	—
Land development	1,609	147	74

	96,609	28,826	9,848

Unconsolidated communities
The Grande	14,060	3,776	—
The Hamptons	38,577	—	—
Lofts on Post Oak	—	—	—

	52,637	3,776	—

Total gross profit on homebuilding sales revenue recognized on the closing method	149,246	32,602	9,848

Gross profit on homebuilding sales revenue recognized on the percentage-of-completion method by community
Consolidated communities
Alta Mar (1)	4,067	8,862	—
Las Olas River House (2)	9,047	7,498	—

	13,114	16,360	—

Unconsolidated communities
Las Olas River House (2)	—	—	20,202
XII Hundred Grand (3)	12,750	14,875	—
XIII Hundred Grand (3)	2,570	10,699	—

	15,320	25,574	20,202

Total gross profit on homebuilding sales revenue recognized on the percentage-of-completion method	28,434	41,934	20,202

Total gross profit on homebuilding sales	$177,680	$74,536	$30,050

(1)	At December 31, 2005, 100% of the homes were under firm contracts totaling $49.1 million, and construction was 98% complete.

(2)	At December 31, 2005, 87% of the homes had either closed or were under firm contracts totaling $210.5 million, and construction was 98% complete. Through December 31, 2005, Tarragon closed sales of 247 homes totaling $201.6 million. Tarragon has recorded deferred revenue from these closings of $4.1 million, which will be recognized as completion of the project progresses. Through December 31, 2003, this was an unconsolidated project. On January 1, 2004, Tarragon began reporting Las Olas River House as a consolidated project in connection with the adoption of the provisions of FIN 46R. Gross profit reported in 2004 is before interest on advances from Tarragon, which is eliminated upon consolidation. In January 2005, Tarragon acquired the interests of Richard Zipes and his affiliates in this joint venture.

(3)	At XII Hundred Grand, all homes and one commercial unit have closed with contracts totaling $72.1 million, and construction was 98% complete at December 31, 2005. Tarragon has recorded deferred revenue from these closings of $1.7 million which will be recognized as completion of the project progresses. At XIII Hundred Grand, all homes and two commercial units have closed with contracts totaling $45.9 million, and construction was 99% complete at December 31, 2005. Tarragon has deferred revenue from these closings of $253,000, which will be recognized as completion of the project progresses.
          The following table presents homebuilding sales revenue for both consolidated and unconsolidated communities by product type.

	High- and	Condominium	Townhome and
	Mid-rise	and Townhome	Traditional New	Land
For the Years Ended	Developments	Conversions	Developments	Development	Total
December 31, 2005	$116,765	$547,431	$62,332	$9,000	$735,528
December 31, 2004	$155,898	$139,179	$14,732	$5,687	$315,496
December 31, 2003	$97,583	$33,942	$18,702	$3,635	$153,862
          Home sales were $735.5 million in 2005, up from $315.5 million in 2004 and $153.9 million in 2003. Home sales recognized under the percentage-of-completion method were $116.8 million in 2005, $155.9 million in 2004 and $97.6 million in 2003. Gross profit net of selling expenses on home sales was 24% in 2005 and 2004 and 20% in 2003. Net of minority interests in consolidated home sales and outside partners’ interests in home sales of unconsolidated projects, Tarragon reported income from home sales of $142.0 million in 2005, $57.1 million in 2004 and $25.8 million in 2003.
          Gross profit on homebuilding sales has been based on estimates of total project sales value and total project costs. When estimates of sales value or project costs are revised, gross profit is adjusted in the period of change so that cumulative project earnings reflect the revised profit estimate. During 2005, Tarragon revised its estimates of sellout value and/or development costs for the following projects, changing the estimated gross profit margins from those used in 2004. The Grande increased 5.0%, and Alta Mar decreased 6.4%.
          The homebuilding business’ gross profit from home sales was reduced by $2.4 million in 2005, $6.7 million in 2004 and $5.6 million in 2003 for additional costs reported by the homebuilding business resulting from intercompany profit recognized previously upon transfers of properties between businesses prior to January 1, 2004.
          The homebuilding business reported intercompany sales of $144.7 million in 2003. These sales represent the transfer of stabilized rental properties to the real estate services business at their then-estimated fair values. On an aggregate basis, these estimated fair values exceeded the properties’ carrying values by 15% at the dates of transfer. Net of outside partners’ interests in intercompany sales of unconsolidated properties, the homebuilding business reported income from intercompany sales of $18.2 million in 2003. Gains on transfers of assets between segments do not represent gains recognizable in accordance with GAAP and, accordingly, have been eliminated for purposes of consolidated reporting. Since January 2004, Tarragon has recorded the transfer of properties between businesses at cost and no longer reports intercompany profits in the segment results.
          Rental properties in the homebuilding business reported aggregate net income from operations of $837,000 in 2005 and net losses from operations of $2 million in 2004 and $6.1 million in 2003. The net income in 2005 was primarily attributable to nine real estate services business properties transferred to the homebuilding business for conversion to condominiums. The losses in 2004 and 2003 were primarily due to operating, interest and depreciation expenses exceeding revenues during lease-up prior to stabilization of recently completed properties. Previously, Tarragon transferred rental properties from the homebuilding business to the real estate services business once they were stabilized.
          General and administrative expenses of the homebuilding business increased 13.2% in 2005 to $16.2 million, from $14.3 million in 2004, which was up 24.7% from $11.5 million in 2003, reflecting the higher level of activity and, to a lesser extent, personnel additions in connection with managing properties being converted to condominiums.

     Real Estate Services Business
          As stated previously, results for Tarragon’s segments do not distinguish between revenues of consolidated and unconsolidated properties. Therefore, rental revenue and net operating income (rental revenue less property operating expenses) in the following discussion include both consolidated and unconsolidated rental communities. Rental revenue and net operating income in the following discussion also include results of operations of properties sold or held for sale and reported in discontinued operations in Tarragon’s consolidated results of operations. You should read the following discussion together with the segment operating statements and summary of segment operating income in Note 14, “Segment Reporting,” in the notes to Tarragon’s consolidated financial statements. Net operating income is a supplemental non-GAAP financial measure. A reconciliation of real estate services business net operating income to real estate services business income before taxes has been presented in the segment operating statements in Note 14, “Segment Reporting,” in the notes to Tarragon’s consolidated financial statements.
          The real estate services business reported net operating income of $55.3 million in 2005, $66.7 million in 2004 and $59 million in 2003. Net operating income as a percentage of rental revenue was 48.2% in 2005, 49.2% in 2004 and 47.5% in 2003. A decrease of $6.8 million in 2005 resulted from transferring real estate services business rental communities with 2,583 apartments to the homebuilding business for conversion to condominium homes for sale.
          The following table presents net operating income for Tarragon’s 34 same store real estate services business apartment communities with 7,283 units (consolidated and unconsolidated, including properties for which results of operations have been presented in discontinued operations) and the two consolidated apartment communities that were stabilized and transferred to the real estate services business during 2003. Prior to stabilization, the results of operations of these two properties were included in the homebuilding business.

	For the Years Ended December 31,
	2005	2004	2003
Same store stabilized apartment communities:
Rental revenue	$65,632	$63,772	$63,034
Property operating expenses	(32,808)	(31,980)	(33,312)

Net operating income	$32,824	$31,792	$29,722

Net operating income as a percentage of rental revenue	50.0%	49.9%	47.2%
Average monthly rental revenue per unit	$751	$730	$721

Apartment communities stabilized during period:
Rental revenue	$4,580	$4,717	$1,520
Property operating expenses	(1,704)	(1,842)	(706)

Net operating income	$2,876	$2,875	$814

          Net operating income for Tarragon’s 34 same store stabilized real estate services business apartment communities with 7,283 units increased $1.0 million, or 3.3%, in 2005 compared to 2004 and increased $2.1 million, or 7.0%, in 2004 compared to 2003. The increase in 2005 was primarily due to an increase in rental revenue: 3% in 2005 compared to 2004. Rental revenue increased 1.2% in 2004 compared to 2003.
          Real estate services business gains on sale of real estate, including properties owned through unconsolidated partnerships and joint ventures, were $64 million in 2005, $20.6 million in 2004 and $21.4 million in 2003. Tarragon sold nine consolidated apartment communities and one unconsolidated apartment community in 2005, five consolidated apartment communities in 2004 and six consolidated apartment communities in 2003. Tarragon also sold six consolidated commercial properties in 2005, one unconsolidated commercial property in 2004 and two consolidated commercial properties in 2003. These sales brought decreases in net operating income of $6.6 million in 2005 compared to 2004 and $375,000 in 2004 compared to 2003. The real estate services business’ gains on sale of real estate have been reduced by $4.9 million in 2005 and $5.8 million in 2003 for additional costs reported by the real estate services business resulting from intercompany profit recognized previously by the homebuilding business upon the transfer of stabilized rental properties to the real estate services business. The real estate services business reported gains on intercompany sales of $2.9 million in 2003. These intercompany sales related to the transfer of properties to the homebuilding business for renovation or conversion to condominiums. Since January 2004, Tarragon has transferred properties between segments at cost.

          Interest expense for the real estate services business increased by $18.1 million, or 45.6%, in 2005 compared to 2004. For the 34 same store stabilized apartment communities, interest expense almost doubled from $20.6 million to $39.6 million in 2005 compared to 2004. The increase in 2005 was primarily due to prepayment penalties and the write off of deferred financing costs in connection with Ansonia’s refinancing of 23 properties in November 2005.
          Real estate services business interest expense increased by 9.2% to $39.8 million in 2004 from $36.4 million in 2003. The 34 same store stabilized apartment communities reported a $628,000, or 3.2%, increase. A $2.4 million increase was the result of properties targeted for condominium conversion in 2005.
          Real estate services business depreciation expense was $18.9 million in 2005, $31.1 million in 2004 and $29.9 million in 2003. In 2005, a decrease of $11.8 million was related to ceasing depreciation upon the reclassification of properties to held for sale and on properties targeted for condominium conversion.
          General and administrative expenses of the real estate services business increased to $9.9 million in 2005 from $6.6 million in 2004 and $5.4 million in 2003. General and administrative expenses were 8.6% of divisional revenues in 2005, 4.9% in 2004 and 4.4% in 2003. The increase in 2005 was primarily due to investment banking advisory fees of $2 million in connection with the real estate services business properties disposition plan.
Liquidity and Capital Resources
Liquidity
          Historically, Tarragon’s principal sources of cash have been home sales, rental operations of rental real estate properties, borrowings and proceeds from the sale of rental real estate properties. As the homebuilding business expanded, home sales, along with project-related construction loans or general corporate borrowings, became more significant sources of cash. Following the distribution, home sales will no longer be a source of cash for Sage. Additionally, borrowings under construction loans will be a much less significant source of cash. Proceeds from rental operations, fees for management services, mortgage borrowings, and sales of real estate are expected to be the primary sources of cash. Following the distribution, Sage believes, but makes no assurances, that these sources will continue to meet its cash requirements, including debt service, property maintenance and improvements, dividends on preferred stock and repurchases of common stock under Tarragon’s previously announced stock repurchase program.
Mortgages and Other Debt
          Senior Convertible Notes. The outstanding principal balance of Tarragon’s convertible notes was $5.75 million at September 30, 2006. The convertible notes bear interest at 8% per annum, payable semi-annually, and mature in September 2009. Tarragon expects that these notes will be assumed by Tarragon Homes in connection with the distribution.
          Subordinated Unsecured Notes. On June 15, 2005, Tarragon issued $40 million of unsecured subordinated notes due June 30, 2035. The notes bear interest, payable quarterly, at a rate of 8.71% through June 30, 2010, and thereafter at a variable rate equal to LIBOR plus 4.4% per annum. The notes are prepayable after June 30, 2010, at par. On September 12, 2005, Tarragon issued an additional $25 million of unsecured subordinated notes due October 30, 2035. These notes bear interest, payable quarterly, at a rate of 8.79% through October 30, 2010, and thereafter at a variable rate equal to LIBOR plus 4.4% per annum. The notes are prepayable after October 30, 2010, at par. On March 1, 2006, Tarragon issued an additional $60 million of unsecured subordinated notes due March 1, 2036. These notes bear interest at 400 basis points over 30-day LIBOR, with interest payable quarterly. The notes are prepayable after April 30, 2011, at par. As of September 30, 2006, the outstanding principal balance of these three series of unsecured subordinated notes was $125 million. Tarragon expects that these notes will be assumed by Tarragon Homes in connection with the distribution.
          Unsecured Credit Facilities. Tarragon has a $30 million unsecured loan with affiliates of William S. Friedman, its chief executive officer and chairman of its board of directors. Advances under the line of credit bear interest at the lower of 100 basis points over the 30-day LIBOR or the lowest rate offered in writing to us for an unsecured loan by an institutional lender. Payments of interest only are due on demand but no more frequently than monthly, with all outstanding principal and interest due at maturity in January 2008. As of September 30, 2006, all of these funds were available to Tarragon.
          Secured Credit Facilities. Tarragon has a $25 million revolving line of credit with Bank of America, which is secured by assets of one of its consolidated joint ventures. Advances under the loan bear interest at 200 basis points over 30-day LIBOR. Payments of interest only are due monthly, with all outstanding principal and interest due at maturity in November 2006. The maturity of this loan was extended to January 2007. As of September 30, 2006, $25 million was outstanding under this loan. Tarragon expects that this line of credit will be assumed by Tarragon Homes in connection with the distribution.
          At September 30, 2006, Tarragon had mortgage loans totaling $113.7 million secured by four properties, under a secured credit facility with General Electric Capital Corporation, or GECC, that matures in September 2009. The mortgage loans under this non-recourse facility are cross-collateralized and cross-defaulted. The mortgages on three of these properties with an aggregate balance of $88.6 million bear interest at a fixed rate of 6.06%, payable monthly. One property, which will be held by Tarragon Homes following the distribution, had a loan with a balance of $25.1 million that bears interest at 173 basis points over 30-day LIBOR, payable monthly.
          At September 30, 2006, Ansonia had a $410.3 million secured credit facility with GECC secured by first and second liens on 23 of its properties, as well as pledges of equity interests in the property owning entities. The non-recourse mortgage loans under this facility are cross-collateralized and cross-defaulted and mature in November 2012. Interest accrues on $371 million of this indebtedness at a blended fixed rate of 5.95% payable monthly. The remaining $39.3 million bears interest at a blended floating rate of 6.7% in excess of LIBOR (12% as of September 30, 2006) and requires monthly payments of principal and interest computed on a 25-year amortization schedule. Under the terms of these loans, Ansonia is required to maintain a ratio of net operating income of the properties to the outstanding principal balance of the loans, or the cash on cash ratio, of 6.6% and a ratio of net operating income of the properties to the total debt service required under the loans, or the debt service coverage ratio, of 1.03:1 during the first year of the loan term (with such ratios increasing annually thereafter), or it will be required to pay GECC 100% of the net cash flow (after payment of property operating expenses, debt service and impounds) from the properties in reduction of the principal balance of the loans until such time as the cash on cash ratio and debt service coverage ratio are the greater of 7% and 1.05:1, respectively, or the levels required for that particular loan year, for six consecutive months. Ansonia’s cash on cash ratio and debt service coverage ratio for September 2006 were above the minimum requirements.
          Non-recourse Mortgage Debt. In addition to the GECC credit facilities, as of September 30, 2006, Tarragon had an aggregate of $89.1 million of outstanding non-recourse indebtedness secured by nine rental properties (all of which four are classified as held for sale at September 30, 2006) and four homebuilding business properties targeted for conversion to condominiums. The agreements governing this mortgage debt generally do not contain restrictive covenants and are not guaranteed by Tarragon or any of its subsidiaries or joint ventures. Of these mortgage loans, $87.5 million bear interest at various fixed rates, and $1.6 million bear interest at various floating rates. As of September 30, 2006, the weighted average interest rate of these mortgage loans was 6.3%.
          Recourse Mortgage Debt. The following table summarizes the material terms of Tarragon’s recourse mortgage debt:

	Balance at		Interest Rate at
	September 30,		September 30,		Tarragon’s Interest
Project	2006		2006	Maturity Date	in Profits
Aventerra Apartments	$7,772		7.32%	Dec-2006	100%
Las Olas River House (3)	23,034		7.47%	Jul-2007	100%
Merritt 8 (1)	900	(2)	4.53%	Jul-2023	100%
Orlando Central Park	3,314		7.32%	Apr-2007	100%

	$35,020

(1)	Property is classified as held for sale at September 30, 2006.

(2)	Represents a guaranty of 5% of the loan amount. The remainder of the loan amount is included under “— Non-recourse Mortgage Debt” above.

(3)	This project will be held by Tarragon Homes following the distribution.
          Construction Loans. In connection with its various homebuilding business projects, Tarragon obtains loans to finance the cost of construction. Generally, one of Tarragon’s subsidiaries or a joint venture will incur the construction loan, and Tarragon will guarantee the repayment of the construction loan and/or grant a completion guarantee with respect to the project. In general, outstanding amounts under construction loans on for-sale communities are repaid with proceeds from home sales. Tarragon refinances construction loans on rental communities with permanent or semi-permanent mortgage financing upon the completion and stabilization of the properties. The following table summarizes the material terms of Tarragon’s construction loans, all of which are guaranteed by Tarragon:

		Balance at	Interest Rate at		Tarragon’s
	Commitment	September 30,	September 30,		Interest
Project	Amount	2006	2006	Maturity Date	in Profits
1000 Jefferson (1)	$77,000	$36,594	7.07%	Jan-2008	70%
1100 Adams (1)	24,395	23,618	7.12%	Apr-2007	85%
1118 Adams	14,100	14,100	7.32%	Dec-2006	85%
Deerwood Ocala (1)	22,125	16,824	7.07%	Aug-2007	50%
Aldridge Apartments	22,950	2,416	7.22%	Jul-2009	100%
Newbury Village	19,278	19,278	7.07%	Dec-2006	100%
One Hudson Park (1)	63,325	31,609	7.17%	Jun-2007	100%
Twelve Oaks at Fenwick Plantation (1)	6,936	6,936	7.32%	Dec-2006	100%
Warwick Grove (1)	10,000	9,257	7.52%	Sep-2008	50%

	$260,109	$160,632

(1)	These projects will be held by Tarragon Homes following the distribution.

          Condominium Conversion Loans. Tarragon generally obtains loans to finance the cost of acquiring and/or renovating rental properties to condominium homes. Generally, one of Tarragon’s subsidiaries or a joint venture will incur the loan, and Tarragon may guarantee the repayment of the loan. In general, outstanding amounts under these loans are repaid with proceeds from home sales. The following table summarizes the material terms of Tarragon’s condominium conversion loans, of which all except Monterra at Bonita Springs, Northgate and Promenade at Reflection Lakes will be assumed by Tarragon Homes in connection with the distribution. Except as noted, these loans are guaranteed by Tarragon.

				Interest Rate at		Tarragon’s
	Commitment	Balance at		September 30,		Interest
Project	Amount	September 30, 2006		2006	Maturity Date	in Profits
210 Watermark	$34,100	$34,100		7.92%	Nov-2007	100%
Ballantrae	41,300	41,300	(1)(11)	7.92%	Apr-2007	100%
Bermuda Island	36,754	36,754	(5)	7.47%	Dec-2007	100%
Bishops Court	8,682	8,682	(9)	7.97%	Sep-2008	100%
Cordoba Beach	1,369	1,369	(12)	8.02%	May-2007	100%
Gables Floresta	74,400	74,400		7.82%	Jul-2008	100%
Madison at Park West	22,627	22,627	(2)(11)	7.57%	Dec-2006	100%
Mirabella	29,948	29,948	(3)(4)	8.02%	Jul-2007	100%
Monterra at Bonita Springs	42,125	42,125	(5)(11)	7.32%	Oct-2006	100%
Montreux at Deerwood	8,187	8,187	(9)	7.97%	Sep-2008	100%
Northgate	21,815	21,815	(10)	7.67%	Apr-2008	100%
Oxford Place	8,384	8,384	(5)	8.07%	Aug-2007	100%
Promenade at Reflection Lakes	51,200	51,200	(8)(11)	7.92%	Mar-2007	100%
The Quarter at Ybor City	7,387	7,387	(11)	8.02%	May-2007	100%
The Tradition at Palm Aire	32,000	32,000	(6)	8.27%	Aug-2007	100%
Via Lugano	54,500	54,500	(7)(11)	7.57%	Nov-2006	100%
Vista Grande	42,000	42,000	(5)	8.07%	Aug-2007	100%

	$516,778	$516,778

(1)	Includes $36.3 million of non-recourse debt.

(2)	Includes $20.5 million of non-recourse debt.

(3)	Includes $17.4 million of non-recourse debt.

(4)	Interest rate is blended rate for two loans.

(5)	This loan is non-recourse.

(6)	Includes $24 million of non-recourse debt.

(7)	Includes $50.2 million of non-recourse debt.

(8)	Includes $47.2 million of non-recourse debt.

(9)	These amounts are allocations of one loan.

(10)	Includes $6.8 million of non-recourse debt.

(11)	In October 2006, Tarragon entered into an agreement with the lender of these six loans under which the loans will be cross-collateralized and cross-defaulted and will be secured by a single amended and restated mortgage instrument. Additionally, the maturities of each loan have been extended to November 2008. Tarragon has guaranteed repayment of up to $15 million of the aggregate indebtedness under the six loans, and the indebtedness is otherwise non-recourse.

(12)	This loan was paid in full in October 2006.

          Acquisition and Development Loans. In connection with its homebuilding business projects, Tarragon obtains loans to finance the purchase of land and the development of the infrastructure. Generally, one of Tarragon’s subsidiaries or a joint venture will incur the loan, and Tarragon will guarantee the repayment of the loan. The following table summarizes the material terms of Tarragon’s acquisition and development loans, all of which it has guaranteed and will be assumed by Tarragon Homes in connection with the distribution.

		Balance at		Interest Rate at		Tarragon’s
	Commitment	September 30,		September 30,		Interest
Project	Amount	2006		2006	Maturity Date	in Profits
Alexandria Pointe	$1,411	$1,411		8.32%	Jun-2007	40%
Stone Crest	5,790	1,951		7.22%	Jul-2008	100%
Trio	13,500	13,500		7.47%	Apr-2007	100%
The Exchange	6,300	6,300	(2)	7.57%	Nov-2006	100%
Villas at Seven Dwarfs Lane	1,097	1,097	(1)	7.82%	Oct-2007	100%
Warwick Grove	3,564	3,564		7.52%	Sep-2008	50%

	$31,662	$27,823

(1)	This loan was repaid in October 2006.

(2)	The maturity of this loan was extended to February 2007.
          Land Loans. When Tarragon acquires land for future development or sale, it sometimes finances the acquisitions with land loans. Generally, one of Tarragon’s subsidiaries or a joint venture will incur the loan, and Tarragon will guarantee the repayment of the loan. The following table summarizes the material terms of Tarragon’s land loans, all of which it has guaranteed and will be assumed by Tarragon Homes following the distribution.

	Balance at	Interest Rate at		Tarragon’s Interest
Project	September 30, 2006	September 30, 2006	Maturity Date	in Profits
Coventry Club	$8,600	7.32%	Nov-2007	100%
100 East Las Olas	4,125	9.25%	Mar-2007	100%
Central Square	11,250	7.42%	Jul-2007	100%
Uptown Village	7,611	7.42%	Sep-2007	100%

	$31,586

          Other Recourse Debt. Tarragon has other recourse debt with an aggregate balance of $9.5 million at September 30, 2006. This debt will be assumed by Tarragon Homes following the distribution.

Sources and Uses of Cash
     The following table presents major sources and uses of cash for the nine months ended September 30, 2006 and 2005 and for the years ended December 31, 2005, 2004, and 2003.

	For the Nine Months
	Ended September 30,		For the Years Ended December 31,
	2006	2005	2005	2004	2003
Sources of cash:
Net cash flow from property operations	$5,679	$13,737	$5,912	$11,478	$15,114
Net proceeds from the sale of real estate
Homebuilding Business	1,567	22,368	22,368	510	—
Real Estate Services Business	26,340	47,088	65,167	14,196	24,244
Net proceeds (payments) related to financings and other borrowings
Homebuilding Business	18,717	416,124	—	11,300	—
Real Estate Services Business	21,219	44,929	108,758	43,830	45,063
Lines of credit	17,132	(3)	10,877	(2,809)	(3,370)
Senior convertible notes	—	—	—	58,077	—
Subordinated unsecured notes	58,158	63,752	61,215	—	—
Other corporate debt	(788)	(2,137)	(10,788)	—	—
Net proceeds from home sales	143,080	124,958	160,917	48,013	8,320
Other:
Collections of notes and interest receivable	—	—	1,765	829	1,052
Proceeds from the disposition of other assets	—	—	—	2,075	—
Proceeds from the exercise of stock options	761	5,973	6,081	5,880	246
Earnest money deposits received	—	783	783	—	—

Total sources of cash	$291,865	$737,572	$433,055	$193,379	$90,669

Uses of cash:
Purchase of homebuilding inventory or land for development	(90,892)	(505,895)	(194,099)	(47,797)	(16,611)
Development and renovation costs, net of borrowings	(120,415)	(73,737)	(77,326)	(52,126)	(5,142)
Net (advances to) distributions from partnerships and joint ventures for homebuilding activities	(24,472)	(29,856)	11,381	(29,163)	(35,271)

Cash used in homebuilding activities	(235,779)	(609,488)	(260,044)	(129,086)	(57,024)

Purchase of operating apartment communities	—	(42,118)	(40,853)	(15,526)	—
Property capital improvements	(7,159)	(5,436)	(8,665)	(9,877)	(11,161)
Other:
Common stock repurchases	(16,689)	(6,384)	(11,955)	(2,093)	(4,186)
General and administrative expenses paid	(25,649)	(16,015)	(29,722)	(20,413)	(13,904)
Income taxes paid	(1,409)	(11,692)	(21,987)	(470)	—
Premium paid on conversion of convertible notes	—	(4,340)	(4,340)	—	—
Dividends to stockholders	(3,436)	(687)	(929)	(904)	(791)
Distributions to minority partners of consolidated partnerships	(10,421)	(1,823)	(11,033)	(3,167)	(1,245)
Sale (purchase) of partnership interests	7,425	(21,850)	(21,850)	(11,081)	—
Interest paid on corporate debt	(8,102)	(4,893)	(4,988)	(136)	(27)
Other	(584)	160	(22)	125	1,272

Total uses of cash	(301,803)	(724,566)	(416,388)	(192,628)	(87,066)

Net sources of cash	$(9,938)	$13,006	$16,667	$751	$3,603

     Advances to partnerships and joint ventures for homebuilding activities for the nine months ended September 30, 2006 included:
•	$6.8 million from Park Avenue Tarragon for home sales;

•	$8.7 million to Keane for Stud purchase of land for development;

•	$8.4 million to Orion Towers for purchase of land for development; and

•	$3.8 million to Block 114 Development for purchase of land for development.
     Advances to and distributions from partnerships and joint ventures for homebuilding activities for the nine months ended September 30, 2005 included:
•	$14.4 million to Orion Towers for purchase of land for development;

•	$8.9 million to Madison Warehouse Development for purchase of land for development;

•	$6.2 million to 900 Monroe Street Development for purchase of land for development; and

•	$4.9 million to Block 99/102 Development for purchase of land for development.
     Advances to and distributions from partnerships and joint ventures for homebuilding activities for the year ended December 31, 2005 included:
•	$23.6 million from Thirteenth Street Development for home sales;

•	$12.8 million from Park Avenue Tarragon for home sales;

•	$11.2 million to Block 106 Development for purchase of land for development;

•	$10.2 million to Block 99/102 Development for purchase of land for development; and

•	$8.9 million to Madison Warehouse Development for purchase of land for development.
     Advances to partnerships and joint ventures for homebuilding activities for the year ended December 31, 2004 included:
•	$6.0 million to Park Avenue Tarragon for purchase of an existing 743-unit apartment community for conversion;

•	$3.9 million to Delaney Square for purchase of an existing 364-unit apartment community for conversion;

•	$2.8 million to Adams Street Development for purchase of land for development;

•	$2.7 million to Block 99/102 Development to purchase land for future commercial development;

•	$2.2 million to Block 88 Development for purchase of land for development;

•	$2.0 million to Madison Warehouse Development for purchase of land for development; and

•	$1.6 million to Orchid Grove for purchase of land for development.
     Advances to partnerships and joint ventures for homebuilding activities for the year ended December 31, 2003 included:
•	$15.5 million to Metropolitan Sarasota to purchase land for development;

•	$8.3 million to One Las Olas for development costs of its 287-unit high-rise, luxury condominium development in Fort Lauderdale, Florida;

•	$1.8 million to East Las Olas for development costs of its 90-unit mixed-use retail and condominium development in Fort Lauderdale, Florida; and

•	$7.8 million to Thirteenth Street Development for development costs related to its two mid-rise, luxury condominium developments with a total of 277 homes in Hoboken, New Jersey.
Cash Flows
Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005
     For the nine months ended September 30, 2006, Tarragon’s net cash used in operating activities was $245 million compared to $224.7 million for the nine months ended September 30, 2005. This increase in cash used was primarily due to an increase in equity investments in the costs of developing its for-sale communities and a decrease in cash received from home sales.
     For the nine months ended September 30, 2006, Tarragon’s net cash used in investing activities was $1.1 million compared to $62 million for the same period of 2005. During the first nine months of 2005, Tarragon acquired two rental apartment communities for $39.7 million, the cash portion of which was $16 million. Additionally, during 2005, Tarragon paid an aggregate $21.9 million to partners in 17 homebuilding projects and three rental apartment communities owned by joint ventures in connection with Tarragon’s purchase of certain of their interests in the joint ventures.
     For the nine months ended September 30, 2006, Tarragon’s net cash provided by financing activities decreased to $236.2 million from $299.6 million for the nine months ended September 30, 2005. The decrease is primarily related to a decrease in borrowings associated with acquisitions of rental properties and homebuilding inventory.

     On March 15, 2006, Tarragon announced a cash dividend of $0.10 per common share payable on May 1, 2006 to stockholders of record on April 10, 2006.
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
     For the year ended December 31, 2005, Tarragon’s net cash used in operating activities was $501.1 million compared to $52.4 million for the year ended December 31, 2004. This increase in cash used was principally related to the purchase of homebuilding inventory.
     For the year ended December 31, 2005, Tarragon’s net cash used by investing activities was $28.2 million compared to $55.0 million for the same period of 2004. Tarragon acquired two rental apartment communities in 2005 for $39.7 million, the cash portion of which was $16 million. In 2005, Tarragon also acquired its partners’ interests in two condominium development projects, one land parcel and six rental apartment communities for $35.0 million. In addition, Tarragon also paid $10 million in 2004 and $5 million in 2005 to its partners in its Hoboken, New Jersey projects pursuant to a November 2004 agreement to acquire a portion of their interests in these projects. In 2004, Tarragon acquired the interests of minority partners in one office building and two apartment communities for $11.1 million. In 2004, Tarragon sold five apartment communities and one land parcel for net proceeds of $14.7 million, while net proceeds from the sale of real estate in 2005 was $86.7 million from the sale of nine apartment communities, three parcels of land, five shopping centers, one office building and three buildings of a five-building office park. Additionally, costs of developing rental apartment communities increased $34.9 million in 2005 as compared to the same period in 2004, primarily due to the increase in the number of properties being developed.
     For the year ended December 31, 2005, Tarragon’s net cash provided by financing activities increased to $546.1 million, from $108.2 million for the year ended December 31, 2004. This increase was primarily due to increased borrowings in connection with Tarragon’s homebuilding activities. Also, Ansonia’s financing of 23 properties in November 2005 increased debt by $100.7 million and generated net cash proceeds of $71.2 million. Tarragon distributed $6.7 million to our partner in this partnership for its share of the net proceeds. Additionally, Tarragon issued $65 million of unsecured subordinated notes and obtained a $10 million line of credit in 2005.
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
     For the year ended December 31, 2004, Tarragon’s net cash used in operating activities was $52.4 million compared to net cash provided by operating activities of $8.4 million for the year ended December 31, 2003. This increase in cash used was principally related to the purchase of homebuilding inventory. Additionally, Tarragon paid interest of $10 million in connection with the refinancing of the mezzanine loan for Las Olas River House during 2004.
     For the year ended December 31, 2004, Tarragon’s net cash used in investing activities was $55[.0] million compared to $23.6 million for the same period of 2003. During 2004, Tarragon acquired one rental apartment community for $15.5 million, the cash portion of which was $4.2 million. Tarragon paid $10 million to its partners in its Hoboken, New Jersey projects pursuant to a November 2004 agreement to acquire a portion of their interests in these projects. Tarragon also purchased land for development for $4.5 million. Additionally, in 2004, Tarragon acquired the interests of minority partners in one office building and two apartment communities for $11.1 million. In 2003, Tarragon sold eight rental real estate properties for net proceeds of $24.2 million, while net proceeds from the sale of real estate during 2004 was $14.7 million from the sale of five rental real estate properties and one parcel of land. Advances to partnerships and joint ventures for development costs decreased $4.1 million in 2004 compared to 2003 partly due to the consolidation of Tarragon’s Las Olas River House project in January 2004 in connection with the adoption of FIN 46R.
     For the year ended December 31, 2004, Tarragon’s net cash provided by financing activities increased to $108.2 million from $18.9 million for the year ended December 31, 2003. This increase was primarily due to the issuance of $62 million of senior convertible notes during 2004. Proceeds from the debt issuance were used to repay approximately $34.6 million of mortgage debt and $8 million of outstanding balances on lines of credit. In 2004, Tarragon also borrowed approximately $228 million in construction loans to fund the homebuilding business projects as compared to $45 million in 2003. In 2004, refinancing mortgages provided $26.1 million compared to $36.2 million in 2003. Additionally, the exercise of stock options during 2004 provided cash proceeds of $5.9 million, an increase of $5.7 million over 2003.

Contractual Commitments
     The following table summarizes information regarding contractual commitments.

	Three
	Months
	Ending
	December
	31, 2006	2007	2008	2009	2010	Thereafter	Total
Scheduled principal payments on debt (1)	$111,752	$312,173	$389,359	$139,335	$33,293	$591,000	$1,576,912
Operating leases	470	1,873	1,864	1,368	1,176	7,199	13,950
Commitments to purchase real estate for homebuilding activities	41,680	—	—	—	—	—	41,680

	153,902	314,046	391,223	140,703	34,469	598,199	1,632,542

Guaranteed debt of unconsolidated partnerships and joint ventures	3,900	39,158	22,787	—	—	—	65,845

	$157,802	$353,204	$414,010	$140,703	$34,469	$598,199	$1,698,387

(1)	Scheduled principal payments reflect an October 2006 agreement with a lender to extend the maturity on six loans to November 2008.
     Of the loans maturing in 2006, $19.3 million may be extended for one year. Of the loans maturing in 2007, $8.6 million may be extended for six months, $87.7 million may be extended for one year, and $3.3 million may be extended for two years. Of the loans maturing in 2008, $36.6 million may be extended for six months and $23.8 million for one year. Tarragon intends to extend or repay these loans primarily through home sales or refinancings. Tarragon believes it can arrange such new financing as may be needed to repay maturing loans.
     Commitments to purchase real estate for homebuilding activities include the purchase of a tract of land for the development of a 288-unit apartment community that closed in October 2006 for a purchase price of $3.2 million. Of the remaining $38.5 million in commitments, $23 million relates to land for two development projects with aggregate deposits of $1.7 million that would be forfeited if Tarragon elected not to close the transactions. Additionally, $15.5 million relates to a tract of land and existing warehouse for a mixed use development. This project is subject to certain governmental approvals that must be obtained before the purchase can be consummated. Tarragon has made total deposits of $500,000, which are refundable only if governmental approvals are not obtained by November 29, 2006.
Off-Balance Sheet Arrangements
     Tarragon guarantees debt of certain joint ventures. Tarragon has guaranteed two construction loans and three land loans totaling $65.8 million as of September 30, 2006. One land loan, totaling $3.9 million, matures in 2006 and has a six-month extension option. The remaining two land loans, totaling $8.4 million, mature in 2007 and have six-month extension options. A $30.7 million construction loan matures in 2007 and has a six-month extension option. The remaining construction loan has a balance of $22.8 million, matures in 2008 and has a six-month extension option.
Common Stock Repurchase Program
     Tarragon’s board of directors has authorized a common stock repurchase program. Subject to its other cash requirements, Sage expects to repurchase shares of Sage common stock when Sage believes that the repurchase of shares would be accretive to earnings per share. Tarragon repurchased 603,016 shares of Tarragon common stock in open market and negotiated transactions in 2005 at a cost of $11.9 million. Tarragon repurchased 152,094 shares at a cost of $2.1 million in 2004 and 275,443 shares at a cost of $4.2 million in 2003. As of December 31, 2005, Tarragon had authority to repurchase an additional 106,975 shares of Tarragon common stock under the existing stock repurchase program. On March 6, 2006, Tarragon’s board of directors authorized the repurchase of up to an additional 1,000,000 shares of Tarragon common stock.
Critical Accounting Policies and Estimates
     Accounting estimates are an integral part of the preparation of Tarragon’s consolidated financial statements and its financial reporting process and are based on its current judgments. Certain accounting estimates are particularly sensitive because of their significance to Tarragon’s consolidated financial statements and because of the possibility that future events affecting them may differ from Tarragon’s current judgments. The most significant accounting policies affecting Tarragon’s consolidated financial statements are as follows.
Asset Impairment
     GAAP requires a property held for sale to be measured at the lower of its carrying amount or fair value less costs to sell. In instances where a property’s estimated fair value less costs to sell is less than its carrying value at the time of evaluation, Tarragon has recognized a loss and write down the property’s carrying value to its estimated fair value less costs to sell. Prior to sale, Tarragon would recognize a gain for any subsequent increases in estimated fair value less costs to sell, but not in excess of the cumulative loss previously recognized. Tarragon’s review of properties held for sale generally has included selective site inspections, comparing the property’s current rents to market rents, reviewing the property’s expenses and maintenance requirements, discussions with the property manager and a review of the surrounding area. Tarragon has made adjustments to estimated fair values based on future reviews.
     Tarragon has also evaluated its properties held for investment for impairment whenever events or changes in circumstances have indicated that a property’s carrying value may not be recoverable. This evaluation has generally consisted of reviewing the property’s cash flow and current and projected market conditions, as well as changes in general and local economic conditions. If Tarragon has concluded that a property has been impaired, Tarragon has recognized an impairment loss and write down the property’s carrying value to estimated fair value.
Investments in Joint Ventures Accounted for Using the Equity Method
     In December 2003, the FASB issued FIN 46R. FIN 46R clarified the application of Accounting Research Bulletin 51, “Consolidated Financial Statements,” for certain entities that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support or in which equity investors do not have the characteristics of a controlling financial interest, or VIEs. VIEs within the scope of FIN 46R are required to be consolidated by their primary beneficiary. The primary beneficiary of a VIE is determined to be the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected returns, or both. Tarragon adopted the provisions of FIN 46R in the first quarter of 2004. Substantial judgment is required in the determination of which entities are VIEs and who the primary beneficiary is.
     Tarragon has investments in a number of partnerships or joint ventures in which Tarragon holds non-controlling interests or its outside partners have significant participating rights, as defined by the EITF in its 96-16 and 04-5 Consensus and which Tarragon has determined are not VIEs, as defined by FIN 46R. Tarragon uses the equity method to account for investments in partnerships and joint ventures over which Tarragon exercises significant influence but does not control and which are not VIEs of which Tarragon is the primary beneficiary. Under the equity method, Tarragon’s initial investments are increased by its proportionate share of the partnerships’ operating income and additional advances and decreased by its proportionate share of the partnerships’ operating losses and distributions received. Tarragon’s interest in intercompany transactions is eliminated. Tarragon determines its proportionate share of the profits or losses of the partnerships and joint ventures consistent with the allocation of cash distributions in accordance with the provisions of the American Institute of Certified Public Accountants’ Statement of Position 78-9, “Accounting for Investments in Real Estate Ventures.”
     The net effect of not consolidating these joint ventures has been to exclude their assets, liabilities and gross revenues and expenses from Tarragon’s consolidated financial statements. There has been no effect on reported net income or loss except in instances where Tarragon has received distributions from a joint venture in excess of its investment in the joint venture, with the excess recorded as income. In these situations, Tarragon has recovered its investment in the joint venture, its indebtedness is non-recourse to it, and Tarragon has no obligation to fund any of its cash flow deficits.
Revenue Recognition
     Tarragon has generally recognized revenue from homebuilding sales at the time of closing under the completed contract method. The related profit has been recognized when collectibility of the sale price is reasonably assured and the earnings process is substantially complete. When a sale does not meet the requirements for income recognition, profit has been deferred until such requirements are met. For high- and mid-rise condominium developments, where construction typically takes eighteen months or more, the percentage-of-completion method has been employed. Under this method, once construction is beyond a preliminary stage, a substantial percentage of homes are under firm contracts, buyers are committed to the extent of being unable to require refunds except for non-delivery of the home, the sale prices are deemed collectible and remaining costs and revenues can be reasonably estimated, revenue has been recorded as a portion of the value of non-cancelable sale contracts. The percentage of completion has been calculated based upon the percentage of construction costs incurred in relation to total estimated construction costs. Any amounts due under sale contracts, to the extent recognized as revenue, are recorded as contracts receivable.
     Rental revenue has been recognized on the straight-line method. Lease terms for Tarragon’s apartment communities have generally been for one year or less. Lease terms for Tarragon’s commercial properties have generally been from three to five years, although they may have been shorter or longer. Rental concessions have been deferred and amortized on the straight-line method over the lease terms as a reduction to rental revenue. Tarragon has accrued percentage rentals only after the tenant’s sales have reached the threshold provided in the lease.
     Interest and management fee revenue are recognized when earned. Revenue from long-term laundry and cable service contracts has been deferred and amortized to income on the straight-line method over the terms of the contracts.
Gains on Sale of Real Estate
     Gains on sales of real estate have been recognized when and to the extent permitted by SFAS No. 66 — “Accounting for Sales of Real Estate.” Until the requirements of SFAS No. 66 for full profit recognition have been met, transactions are accounted for using the deposit, installment, cost recovery or financing method, whichever is appropriate.
Recently Issued Accounting Pronouncements
     In July 2006, the FASB issued FIN 48, “Accounting For Uncertain Tax Positions.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109 “Accounting for Income Taxes.” It prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Tarragon is currently evaluating the impact of FIN 48 to our financial condition and results of operations.
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” or SFAS 157, to increase consistency and comparability in fair value measurements. SFAS No. 157 creates a single definition of fair value, emphasized fair value as a market-based measurement, establishes a framework for measuring fair value, and enhances disclosure requirements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Tarragon is currently evaluating the impact of SFAS No. 157 to its financial position and results of operations.
     On November 16, 2006, the EITF issued a consensus for Issue No. 06-8, “Applicability of a Buyer’s Continuing Investment Under FASB Statement No. 66 for Sales of Condominiums” (EITF 06-8). The EITF reached a consensus that in assessing the collectibility of the sales price to recognize profit under the percentage-of-completion method pursuant to SFAS No. 66, an entity should evaluate the adequacy of the buyer’s initial and continuing investment. The continuing investment criterion in paragraph 12 of SFAS No. 66 would be met by requiring the buyer to either (1) make additional payments during the construction term at least equal to the level annual payments that would be required to fund principal and interest payments on a hypothetical mortgage for the remaining purchase price of the property or (2) increase the initial investment by an equivalent aggregate amount. If the test for initial and continuing investment is not met, the deposit method should be applied and profit recognized upon consummation of the sale. EITF 06-8 will be effective for the first annual reporting period beginning after March 15, 2007, and early adoption is permitted. Sage is evaluating the impact that application of EITF 06-8 will have on its financial position and results of operations.
Quantitative and Qualitative Disclosure About Market Risk
     Tarragon is exposed to market risk from changes in interest rates that may adversely affect its financial condition, results of operations and cash flows. In seeking to minimize the risks from interest rate fluctuations, Tarragon manages this exposure through its regular operating and financing activities.
     At September 30, 2006, Tarragon had approximately $922.5 million of consolidated variable rate debt. The primary base rate is 30-day LIBOR. Using this amount of debt, a 100-basis-point (1%) increase in LIBOR on which the rates are based would reduce Tarragon’s annual pre-tax earnings and cash flows by approximately $9.2 million. A 100-basis-point (1%) decrease in LIBOR would increase Tarragon’s annual pre-tax earnings and cash flows by approximately $9.2 million.
     At September 30, 2006, unconsolidated partnerships and joint ventures had approximately $131.3 million of variable rate debt. A 100-basis-point (1%) increase in the index on which the rates are based would reduce Tarragon’s annual pre-tax earnings by $635,000, based on Tarragon’s interests in profits and losses of those entities. A 100-basis-point (1%) decrease in such index would increase Tarragon’s pre-tax earnings by $635,000.
     As of September 30, 2006, Tarragon had four interest rate caps with a fair value of $547,000 on $167.5 million of variable rate debt. A 100-basis-point (1%) increase in LIBOR on which the rates are based would increase the fair value of the caps and Tarragon’s pre-tax earnings by $616,000 but would have no impact on its cash flows. A 100-basis-point (1%) decrease in LIBOR would decrease the fair value of the caps and its pre-tax earnings by $202,000 but would have no impact on its cash flows.
     As of September 30, 2006, Tarragon had an interest rate swap agreement with a fair value of ($126,000) on $60 million of variable rate debt. Tarragon is accounting for this derivative as a hedge, and, therefore, changes in its fair value are recorded to other comprehensive income and do not affect earnings. A 100-basis-point (1%) increase in LIBOR would increase the fair value of the swap by $575,000. A 100-basis-point (1%) decrease in such index would decrease the fair value of the swap by $603,000. The impact on cash flows of the changes in fair value of the swap are offset by the impact on cash flows of changes in the variable rate interest on the hedged transaction.

TARRAGON CORPORATION
(TO BE RENAMED SAGE RESIDENTIAL, INC.)
UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION OF SAGE
     The following unaudited pro forma financial information has been presented to give effect to the proposed distribution that would result in Tarragon becoming two independent, publicly traded companies consisting of the Tarragon Homes business and the Sage business, subject to certain conditions. Tarragon will be renamed “Sage Residential, Inc.” in connection the distribution.
     The unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2006 is presented as if the distribution occurred on January 1, 2006, and the unaudited pro forma consolidated statement of operations for the year ended December 31, 2005 is presented as if the distribution had occurred on January 1, 2005. The following unaudited pro forma consolidated balance sheet as of September 30, 2006 is presented as if the distribution had occurred on September 30, 2006.
     The unaudited pro forma consolidated financial statements are based upon Tarragon’s audited and unaudited consolidated financial statements for each period presented. In the opinion of Tarragon’s management, these statements include all material adjustments necessary to reflect, on a pro forma basis, the impact of the distribution on the historical financial information of Sage. These unaudited pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the financial condition or results of operations that would have been achieved had the distribution been consummated as of the dates indicated or of the results that may be obtained in the future. These unaudited pro forma consolidated financial statements and the notes thereto should be read together with:
•	Tarragon Homes’ audited carveout consolidated financial statements and the notes thereto as of and for the year ended December 31, 2005 and the information under the caption “Management’s Discussion and Analysis of Tarragon Homes’ Financial Condition and Results of Operations”;

•	Tarragon Homes’ unaudited carveout consolidated financial statements and the notes thereto as of and for the nine months ended September 30, 2006 and the information under the caption “Management’s Discussion and Analysis of Tarragon Homes’ Financial Condition and Results of Operations”;

•	Tarragon’s audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2005 and the information under the caption “Management’s Discussion and Analysis of Tarragon’s Financial Condition and Results of Operations”; and

•	Tarragon’s unaudited consolidated financial statements and the notes thereto as of and for the nine months ended September 30, 2006 and the information under the caption “Management’s Discussion and Analysis of Tarragon’s Financial Condition and Results of Operations.”

Unaudited Pro Forma Consolidated Statement of Operations of Tarragon

	Nine Months Ended September 30, 2006
		Less:
		Tarragon
		Homes		Other Pro
	Tarragon	Historical		Forma			Sage
	Historical	Carveout		Adjustments			Pro Forma
	(dollars in thousands, except per share data)
Revenue
Homebuilding sales	$306,754	$306,754	(A)	$—			$—
Rental and other	72,218	15,607	(A)	4,317	(B)	(C)	60,928

	378,972	322,361		4,317			60,928

Expenses
Cost of homebuilding sales	247,806	247,920	(A)	114	(C)		—
Property operations	37,890	12,146	(A)	961	(C)		26,705
Depreciation	12,625	2,829	(A)	—			9,796
General and administrative	25,635	18,961	(A)	4,199	(B)	(C)	10,873

	323,956	281,856		5,274			47,374

Other income and expenses
Equity in income of partnerships and joint ventures	16,021	11,732	(A)	—			4,289
Minority interests in income of consolidated partnerships and joint ventures	(3,550)	(1,104	)(A)	—			(2,446)
Interest income	436	13	(A)	—			423
Interest expense	(32,735)	(13,109	)(A)	—			(19,626)
Gain on sale of real estate	817	817	(A)	—			—

Income (loss) from continuing operations before income taxes	36,005	38,854		(957)			(3,806)
Income tax (expense) benefit	(13,500)	(14,376	)(A)	580	(B)	(C)	1,456

Income (loss) from continuing operations	$22,505	$24,478		$(377)			$(2,350)

Earnings per common share
Income from continuing operations allocable to common stockholders	$0.77

Earnings per common share – assuming dilution (1)
Income from continuing operations allocable to common stockholders	$0.71

Weighted average shares of common stock used in computing earnings per share	28,217,373

Weighted average shares of common stock used in computing earning per share – assuming dilution	31,325,937

(1)	Pro forma earnings per common share – assuming dilution is calculated after adding back convertible note interest, net of income taxes, of $261,000 and deducting $596,000 of preferred stock dividends from income from continuing operations of $22.5 million.

Unaudited Pro Forma Consolidated Statement of Operations of Tarragon

	Year Ended December 31, 2005
		Less:
		Tarragon
		Homes		Other Pro
	Tarragon	Historical		Forma		Sage
	Historical	Carveout		Adjustments		Pro Forma
		(dollars in thousands)
Revenue
Homebuilding sales	$504,722	$504,722	(A)	$—		$—
Rental and other	91,485	13,810	(A)	2,994	(D)(E)	80,669

	596,207	518,532		2,994		80,669

Expenses
Cost of homebuilding sales	394,999	395,201	(A)	202	(D)	—
Property operations	45,387	6,940	(A)	423	(E)	38,870
Depreciation	15,145	393	(A)	—		14,752
Provision for estimated losses	1,628	—		—		1,628
General and administrative	26,117	14,940	(A)	4,216	(D)(E)	15,393

	483,276	417,474		4,841		70,643

Other income and expenses
Equity in income (loss) of partnerships and joint ventures	29,603	31,109		—		(1,506)
Minority interests in income of consolidated partnerships and joint ventures	(10,071)	(1,961	)(A)	—		(8,110)
Interest income	995	377	(A)	—		618
Interest expense	(53,733)	(8,977	)(A)	—		(44,756)
Gain on sale of real estate	3,808	2,279	(A)	—		1,529
Loss on disposition of other assets	(300)	(300	)(A)	—		—
Loss on early extinguishment of debt	(9,354)	—		—		(9,354)
Litigation, settlements, and other claims	(1,214)	—		—		(1,214)

Income (loss) from continuing operations before income taxes	72,665	123,585		(1,847)		(52,767)
Income tax (expense) benefit	(27,649)	(47,420	)(A)	(141	)(D)(E)	19,630

Income (loss) from continuing operations	$45,016	$76,165		$(1,988)		$(33,137)

Earnings per common share
Income from continuing operations allocable to common stockholders	$1.71

Earnings per common share – assuming dilution (1)
Income from continuing operations allocable to common stockholders	$1.58

Weighted average shares of common stock used in computing earnings per share	25,823,431

Weighted average shares of common stock used in computing earnings per share – assuming dilution	32,196,315

(1)	Pro forma earnings per common share – assuming dilution is calculated after adding back convertible note interest, net of income taxes, of $6.8 million and deducting $899,000 of preferred stock dividends from income from continuing operations of $45.0 million.

Unaudited Pro Forma Consolidated Balance Sheet of Tarragon

	As of September 30, 2006
		Less:
		Tarragon
		Homes
	Tarragon	Historical		Pro Forma		Sage
	Historical	Carveout		Adjustments		Pro Forma
	(dollars in thousands, except per share data)
Assets
Cash and cash equivalents	$29,106	$26,045	(F)	$1,212	(G)	$4,273
Restricted cash	31,118	23,663	(F)	4,356	(G)	11,811
Contracts receivable	50,040	50,040	(F)	—		—
Homebuilding inventory
Land and land improvement costs	186,406	186,406	(F)	—		—
Construction in progress	378,794	378,794	(F)	—		—
Condominium conversions	823,127	824,224	(F)	1,097	(G)	—
Real estate held for investment	410,596	83,687	(F)	270,182	(G)	597,091
Investments in and advances to partnerships and joint ventures	60,262	59,630	(F)	—		632
Assets held for sale	40,984	—		—		40,984
Other assets, net	62,949	46,440	(F)	10,562	(G)	27,071

Total assets	$2,073,382	$1,678,929		$287,409		$681,862

Liabilities and Stockholders’ Equity (Deficit)
Accounts payable and other liabilities	$150,697	$104,819	(F)	$7,308	(G)	$53,186
Liabilities related to assets held for sale	35,647	—		—		35,647
Deferred tax liability	27,736	3,176	(F)	2,231	(G)	26,791
Mortgages and notes payable	1,411,761	919,045	(F)	211,726	(G)	704,442
Senior convertible notes	5,750	5,750	(F)	—		—
Subordinated unsecured notes	125,000	125,000	(F)	—		—

	1,756,591	1,157,790		221,265		820,066

Minority interest	10,027	10,027	(F)	—		—

Stockholders’ equity (deficit)
Common stock	384	—		—		384
Special stock	—	—		—		—
Cumulative preferred stock	13	—		—		13
Paid-in capital	408,740	—		(408,740	)(G)	—
(Accumulated deficit) retained earnings	(54,474)	511,112	(F)	474,805	(G)	(90,781)
Accumulated other comprehensive loss	(79)	—		79	(G)	—
Treasury stock	(47,820)	—		—		(47,820)

Total stockholders’ equity (deficit)	306,764	511,112		66,144		(138,204)

Total liabilities and stockholders’ equity (deficit)	$2,073,382	$1,678,929		$287,409		$681,862

Notes Unaudited Consolidated Pro Forma Financial Information of Sage
Note 1. Basis of Presentation.
     The board of directors of Tarragon has approved a distribution that would result in Tarragon becoming two independent, publicly traded companies:
•	Tarragon Homes, which will develop, renovate, build and market homes in high-density, urban locations and in master-planned communities; and

•	Sage, which will own and operate residential and commercial rental properties, while providing its real estate services businesses, including multi-family property management and condominium services.
     Following, the distribution, Tarragon Homes will be the successor to the homebuilding division of Tarragon, and Sage will be the successor to the real estate services division of Tarragon.
     Tarragon’s homebuilding division held two recently completed apartment communities in lease-up and three apartment communities under development as of September 30, 2006, that will not be contributed to Tarragon Homes in the proposed distribution. As of September 30, 2006, the homebuilding division also held five apartment communities that it planned to convert to condominium homes or redevelop into townhomes for sale that will not be contributed to Tarragon Homes in the proposed distribution. Based upon changes in the market, after September 30, 2006, the homebuilding division cancelled plans for conversion or redevelopment, and the real estate services division intends to hold these properties. The pro forma adjustments above include the asset and liability balances associated with these properties.
     Certain general and administrative expenses borne by Tarragon’s homebuilding division will be borne by Sage following the distribution. In addition, following the distribution, Tarragon Homes and Sage will each provide certain transitional services to the other company for a commercially reasonable fee. The pro forma adjustments above include general and administrative expenses that will be borne by Sage following the distribution, general and administrative expenses for the fees to be paid to Tarragon Homes by Sage for transitional services and revenue for fees to be earned for transitional services to be provided by Sage to Tarragon Homes.

Note 2. Pro Forma Adjustments
A.	To eliminate the revenue and expenses as presented in the historical carveout consolidated financial statements of Tarragon Homes.
B.	Nine months ended September 30, 2006 — To record certain general and administrative expenses borne by Tarragon’s homebuilding division that will be borne by Sage following the distribution and the general administrative expenses and other revenue resulting from fees to be paid to or received from Tarragon Homes for transitional services Sage receives from or provides to Tarragon Homes following the distribution.

Increase
(Decrease)
Other revenue	$1,975
General and administrative expenses	4,029
Income tax expense	(786)

Net income	$(1,268)

C.	Nine months ended September 30, 2006 — To record revenues and expenses for services provided by Tarragon’s real estate services division to Tarragon’s homebuilding division that were previously eliminated in the historical consolidated financial statements of Tarragon.

Increase
(Decrease)
Other revenue	$2,342
Cost of homebuilding sales	114
Property operating expenses	961
General and administrative expenses	170
Income tax expense	206

Net income	$891

D.	Year ended December 31, 2005 — To record certain general and administrative expenses borne by Tarragon’s homebuilding division that will be borne by Sage following the distribution and the general administrative expenses and other revenue resulting from fees to be paid to or received from Tarragon Homes for transitional services Sage receives from or provides to Tarragon Homes following the distribution.

Increase
(Decrease)
Other revenue	$1,922
General and administrative expenses	4,124
Income tax expense	(819)

Net income	$(1,383)

E.	Year ended December 31, 2005 — To record revenues and expenses for services provided by Tarragon’s real estate services division to Tarragon’s homebuilding division that were previously eliminated in the historical consolidated financial statements of Tarragon.

Increase
(Decrease)
Other revenue	$1,072
Costs of homebuilding sales	202
Property operating expenses	423
General and administrative expenses	92
Income tax expense	960

Net income	$(605)

F.	September 30, 2006 — To eliminate assets, liabilities and parent’s net investment as presented in the historical carveout consolidated financial statements of Tarragon Homes.

G.	September 30, 2006 — To record assets and liabilities of rental apartment communities previously recorded in Tarragon’s homebuilding division.

Increase
(Decrease)
Cash and cash equivalents	$1,212
Restricted cash	4,356
Homebuilding inventory	1,097
Real estate held for investment	270,182
Other assets, net	10,562

Total assets	$287,409

Accounts payable and other liabilities	7,308
Deferred tax liability	2,231
Mortgages and notes payable	211,726
Total liabilities	221,265
Paid-in capital	(408,740)
(Accumulated deficit) retained earnings	474,963
Accumulated other comprehensive loss	(79)
Total stockholders’ equity (deficit)	66,144

Total liabilities and stockholders’ equity	$287,409

SAGE RESIDENTIAL, INC.
CERTAIN INFORMATION ABOUT SAGE
Sage Business
Overview
     Tarragon (to be renamed “Sage Residential, Inc.”) was incorporated in Nevada in 1997. Tarragon is the successor by merger to Vinland Property Trust, a public real estate investment trust formed in 1973, and National Income Realty Trust, a public real estate investment trust that began operations in 1978. Beginning in 1995, Tarragon began to develop new rental apartment communities in Texas and later in Florida, Georgia, Tennessee, South Carolina, Alabama and Connecticut to add to its multifamily residential real estate portfolio. Tarragon established a property management company to manage this portfolio in 1996. In 1998, Tarragon began its first conversion of an apartment property to condominiums and, two years later, acquired the land for its first high-rise residential development in Fort Lauderdale, Florida. From 2001 through 2006, Tarragon devoted significant capital and efforts to expanding its homebuilding activities.
     In connection with the distribution, Tarragon will distribute to holders of Tarragon common stock 100% of the outstanding shares of Tarragon Homes common stock, representing Tarragon’s homebuilding business, and will change its name to Sage Residential, Inc.
Description of Sage Business
     Following the distribution, Sage will engage in the real estate services business, providing asset and property management, leasing and renovation services to residential and commercial properties, including 10,621 rental apartments located in Alabama, Connecticut, Florida, New Jersey, Texas, Michigan, Rhode Island, Tennessee, Maryland, Oklahoma and Georgia that it owns, together with 5,828 apartment units owned by other parties, including Tarragon Homes. It will also focus on expanding its business of managing and providing mortgage services to condominium owners and buyers.
     Property Management Services. Sage intends to expand its principal business of managing residential apartment communities and pursue opportunities to acquire other property management companies. Sage will continue to provide property management services to Tarragon Homes for its rental properties that are under conversion to condominiums and new developments that are under construction and in the initial lease-up stage for a fee that Tarragon Homes and Sage believe to be commercially reasonable. Following the distribution, Sage will have approximately 500 employees involved in property management and will manage 14,329 apartment units in 59 apartment communities located in 10 states, including 4,414 apartment units in 19 communities undergoing conversion to condominiums and 1,520 apartment units in five apartment communities under construction or in the initial lease-up stage.
     Sage manages apartment communities with a focus on adding value. Sage has implemented programs to optimize revenue generated by the properties under its management, including daily value pricing and lease inventory management, as well as programs to enhance ancillary income from cable television, telephone and high-speed internet services, laundry facilities and vending machines. In addition, Sage will continue to assign a high priority to the development and maintenance of its budget and cost-control systems and procedures and will have an integrated accounting, financial and operational management information system, connecting its regional offices and management sites to its corporate headquarters. Sage believes it has the experience and skills to manage a wide range of residential properties from new, luxury communities, to older properties in need of renovation or repositioning, to low-income, subsidized or affordable properties.
     Condominium Management. Sage will also expand its business of managing condominium apartment properties on behalf of condominium or homeowner associations and, in addition, providing leasing, maintenance and accounting services to investor-owners of individual condominium apartment units. Sage intends to expand the number of condominium homeowner associations under management and provide ancillary services, such as real estate and insurance brokerage, to owners of individual condominium units. Following the distribution, Sage will manage 3,385 apartment units in 11 condominium communities.

     Acquisition and Renovation of Apartment Properties. Sage intends to acquire older apartment properties to renovate, reposition, stabilize and sell. Sage will capitalize on its experience in supervising apartment renovations and repositioning through selective and opportunistic acquisitions of older or underperforming apartment properties in markets where it presently operates. Sage may acquire these properties directly or in joint ventures. Sage will continue to own 25 rental apartment communities, located principally in Connecticut and Florida, in a joint venture following the distribution, as well as 21 properties it owns directly .
     Complementary Financial Services. Sage will continue to develop and expects to expand its complementary financial services business. In 2005, Tarragon formed a joint venture, Choice Home Financing, LLC, with Wells Fargo Ventures, LLC to conduct a residential mortgage lending business. Sage’s residential mortgage lending services will be marketed to its tenants and owners in condominium communities it manages, as well as unrelated borrowers. The mortgage lending services are intended to attract quality tenants by offering them special values. Sage expects revenues from these activities to consist primarily of origination and premium fee income.
     Capital Redeployment Program. In 2005, Tarragon divested many of its non-core commercial properties and apartment communities to generate capital to employ in expanding the homebuilding business, to reduce debt, repurchase stock and to take advantage of favorable prices for rental real estate properties. Please see the information under the caption “Management’s Discussion and Analysis of Tarragon’s Financial Condition and Results of Operations” for information about sales of properties during the past three years. Tarragon also acquired three properties during the past three years that will be a part of Sage’s portfolio of rental properties.
Policy with Respect to Certain Activities
     Sage may offer debt or shares of Sage common or preferred stock to the public to raise capital for general corporate purposes, including, without limitation, repayment of debt or acquisition of additional properties or lines of service business, or in private transactions in exchange for property or real estate services businesses. In September and November 2004, Tarragon issued $62 million of senior convertible notes. In June and September 2005, Tarragon issued $65 million of subordinated unsecured notes and in March 2006, Tarragon issued an additional $60 million of subordinated unsecured notes. See Note 4, “Notes and Interest Payable,” in the notes to Tarragon’s consolidated financial statements for more information on the senior convertible notes and subordinated unsecured notes.
     Sage may invest in interests in other persons and securities of other issuers engaged in real estate related activities. Although Sage does not currently have any plans to invest in the securities of other issuers for the purpose of exercising control, Sage may in the future acquire all or substantially all of the securities or assets of other entities if that investment would be consistent with Sage’s growth strategy. Sage does not intend to underwrite securities of other issuers. Sage does not expect that its investment activity will require Sage to register as an “investment company” under the Investment Company Act of 1940, and Sage would divest securities before any such registration would be required.
     Tarragon has in the past repurchased or otherwise acquired, and Sage may in the future repurchase or otherwise acquire, its own common stock on the open market or through private transactions. See Note 5, “Common Stock Repurchase Program,” in the notes to Tarragon’s consolidated financial statement for a discussion of Sage’s share repurchase program.
     Sage does not presently intend to make investments other than as described above, although Sage may do so in the future. Sage’s investment policies may be reviewed and modified from time to time by its officers and directors without the vote of stockholders. There are no limitations on the amounts Sage may invest in any single property or line of business or on the amounts Sage can borrow for such purposes.
Competition
     Management of rental and condominium properties is highly fragmented among individuals, partnerships and public and private entities, including those that manage and operate properties owned by others and those that manage and operate properties that they themselves own. No single company or person dominates the market for such opportunities and, although Sage may compete against large sophisticated owners and operators for opportunities and prospective residents, owners and operators of any size can provide effective competition for potential tenants. Sage will compete for tenants in its markets primarily on the basis of property location, amenities offered, rent charged, services provided and the design and condition of improvements. Other forms of multifamily residential communities, and “for sale” housing, also provide housing alternatives to potential residents of Sage’s apartment communities.
     While there are many management companies that manage more properties than Sage, Sage believes that it will be one of very few public companies that focus on residential property management and that fact will be advantageous in expanding Sage’s management business, especially in attracting business from institutional and not-for-profit owners of apartment communities. Tarragon’s management believes that there is and will continue to be a strong demand for rental housing in the markets where Sage will seek additional business and that additional opportunities will continue to be available.
Compliance with Environmental Regulations
     Sage will continue to be subject to various federal, state and local laws, ordinances, rules and regulations concerning protection of public health and the environment. These laws may impose liability on property owners or operators for the costs of removal or remediation of hazardous or toxic substances on real property, without regard to whether the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. The presence of, or the failure to properly remediate, such substances may adversely affect the value of a property, as well as Sage’s ability to lease up or sell the property, or to borrow funds using that property as collateral. Environmental claims will generally not be covered by Sage’s insurance programs.
     The laws, ordinances, rules and regulations governing the removal, encapsulation and disturbance of ACMs may impose liability on owners or operators for the release of ACMs when such materials are disturbed in connection with the renovation or demolition of existing buildings or apartment communities. Tarragon has operations and maintenance plans in place to maintain and monitor ACMs in those apartment communities where ACMs are present, and Sage will continue under those plans following the distribution.
     In April 2003, in connection with renovations at Pine Crest Village at Victoria Park, a Tarragon contractor disturbed asbestos-containing materials. These actions were subsequently investigated by the Environmental Protection Agency and the United States Attorney for the Southern District of Florida for possible violations of federal criminal laws. On April 25, 2006, the United States Attorney filed a criminal information charging Tarragon Management, Inc., a wholly owned subsidiary of Tarragon, or TMI, with one felony count for failure to comply with Clean Air Act Work Practice Standards for Asbestos in the United States District Court for the Southern District of Florida. Pursuant to an agreement with the United States Attorney, TMI entered a plea of guilty to such charge on June 19, 2006 and agreed to pay fines and community service payments totaling $1 million (accrued during 2005) for the offense. TMI also agreed to institute an environmental compliance program and was placed on five years probation with the right to seek an early termination after three years of documented compliance with the program. The United States Attorney filed separate but identical charges against the contractor, and one current and one former employee of Tarragon with oversight responsibility for the Pine Crest condominium conversion, each of whom also subsequently entered a plea of guilty to the charges against them.
     TMI will be a wholly owned subsidiary of Sage following the distribution. TMI has established a comprehensive environmental compliance program, under the supervision of the court and the EPA, which is and will continue to be applicable to all properties under Sage’s management following the distribution.
     In recent years, there has been a widely publicized proliferation of mold-related claims by tenants, employees and other building occupants against the owners of those buildings. When Tarragon identifies any measurable presence of mold, whether or not a claim is made, it undertakes remediation it believes to be appropriate for the circumstances encountered. There is little in the way of government standards, insurance industry specifications, or otherwise generally accepted guidelines dealing with mold propagation. Although considerable research into mold toxicity and exposure levels is underway, it may be several years before definitive standards are available to property owners and managers against which to evaluate risk and design remediation practices.

Employees
     Following the distribution, Sage will employ approximately 500 people. This will include 350 site-level property employees and 150 corporate staff. Sage will not have any union employees. Tarragon presently provides a comprehensive web-based program of skill training and education for its employees. Courses offered range from air conditioning maintenance to advanced leasing. Since the program began in 2001, annual employee turnover has dropped 35.59%. Sage expects to continue to have a good relationship with its employees.
Legal Proceedings
     The Sage business is a party to various claims and routine litigation arising in the ordinary course of business. Sage does not believe that the results of these claims and litigation, individually or in the aggregate, will have a material adverse effect on the Sage business or the financial condition or results of operations of Sage.
Properties
     Tarragon’s rental apartment communities at September 30, 2006 included 36 apartment communities with 7,996 units (including two properties with 432 units classified as held for sale). Tarragon also owned six commercial properties, all but one of which were classified as held for sale. In addition to these, the tables below also include 10 apartment communities with 2,635 units under development or in lease-up. Information about Sage’s rental apartment communities is presented in the table below entitled “Rental Apartment Communities.”
     Tarragon, or the consolidated or unconsolidated subsidiaries, partnerships or joint ventures that own the properties, generally have fee simple title to these properties. Most of these properties are pledged to secure debt. These mortgages are presented in the tables below entitled “Mortgage Loans Secured by Rental Real Estate properties.” Tarragon believes its properties are adequately covered by liability and casualty insurance, consistent with industry standards.
SAGE
RENTAL APARTMENT COMMUNITIES
SUMMARIZED BY MARKET
SEPTEMBER 30, 2006

	Number
	of	Number of	Percentage of
Market	Communities	Apartments	Total
Alabama	1	178	2%
Connecticut	17	3,549	33%
Florida	12	3,160	30%
Georgia	1	360	3%
Maryland	1	459	4%
Michigan	1	172	2%
New Jersey	1	90	1%
Oklahoma	2	178	2%
Rhode Island	1	179	2%
Tennessee	4	1,148	10%
Texas	5	1,158	11%

	46	10,631	100%

SAGE
RENTAL APARTMENT COMMUNITIES
SEPTEMBER 30, 2006

					Average	Average Monthly Rent			Net Carrying
					Occupancy	Per Unit (1)			Value
		Ownership
		Interest If Joint	Number of	Age In	At September 30,	December 31,		September 30,	September 30,
Community	Location	Venture	Apartments	Years	2006	2004	2005	2006	2006
Owned Properties
200 Fountain	New Haven, CT	89%	168	41	88.6%	$1,034	$1,033	$1,067	$15,859
278 Main Street (3)	West Haven, CT	89%	99	18	95.0%	—	725	852	6,178
Autumn Ridge	East Haven, CT	89%	116	33	89.7%	634	642	649	1,705
Aventerra Apartment Homes (2)	Dallas, TX		296	32	94.6%	566	603	514	5,851
Club at Danforth	Jacksonville, FL	89%	288	9	94.4%	842	879	916	13,569
Desert Winds	Jacksonville, FL		152	34	96.7%	617	629	648	1,798
Dogwood Hills	Hamden, CT	89%	46	34	97.8%	1,050	1,064	1,099	2,254
Forest Park	Rocky Hill, CT	89%	161	39	94.4%	910	923	940	8,321
French Villa	Tulsa, OK		100	35	91.0%	651	660	670	2,512
Groton Towers	Groton, CT	89%	114	33	96.5%	914	926	925	4,292
Gull Harbor	New London, CT	89%	65	32	98.5%	737	749	759	1,420
Hamden Centre	Hamden, CT	89%	65	36	100.0%	911	928	971	2,583
Harbour Green	Panama City Beach, FL		200	9	96.0%	836	873	926	9,152
Heather Hill	Temple Hills, MD	89%	459	40	89.8%	948	980	1,026	10,637
Lakeview	Waterbury, CT	89%	88	18	95.5%	805	814	830	2,698
Liberty Building	New Haven, CT	89%	124	7	100.0%	1,059	1,069	1,097	7,156
Links at Georgetown	Savannah, GA	89%	360	7	88.3%	828	831	872	19,887
Lofts at the Mills (3)	Manchester, CT	89%	411	17	90.0%	—	792	936	35,856
Mustang Creek	Arlington, TX		120	32	92.5%	894	857	857	3,217
Nutmeg Woods	New London, CT	89%	382	36	93.7%	850	862	861	15,024
Ocean Beach	New London, CT	89%	455	34	94.1%	709	720	716	12,818
Park Dale Gardens	Dallas, TX		224	31	95.5%	613	587	539	1,892
Parkview	Naugatuck, CT	89%	160	35	92.5%	966	977	976	5,912
River City Landing	Jacksonville, FL	89%	352	41	88.1%	634	650	696	11,305
Sagamore Hills	Middletown, CT	89%	212	38	94.3%	790	799	809	7,392
Silver Creek	Jacksonville, FL		152	34	96.7%	657	657	680	1,771
Southern Elms	Tulsa, OK		78	38	87.2%	573	567	575	1,269
Summit on the Lake	Ft. Worth, TX		198	20	90.9%	567	555	552	3,661
Villa Tuscany	Orlando, FL	89%	342	5	96.5%	814	861	955	24,308
Vintage at Legacy	Frisco, TX	89%	320	7	96.3%	908	911	940	23,676
Vintage at Madison Crossing	Huntsville, AL	89%	178	4	96.6%	753	766	781	9,959
Vintage at Plantation Bay	Jacksonville, FL	89%	240	5	93.8%	907	920	956	13,287
Vintage at the Parke	Murfreesboro, TN	89%	278	5	91.0%	804	787	760	15,190
Woodcliff Estates	East Hartford, CT	89%	561	37	98.8%	779	790	825	18,453

Subtotals/Averages			7,564	21	93.6%	$794	$804	$830	$320,862

SAGE
RENTAL APARTMENT COMMUNITIES
SEPTEMBER 30, 2006

					Average	Average Monthly Rent			Net Carrying
					Occupancy	Per Unit (1)			Value
		Ownership
		Interest If Joint	Number of	Age In	At September 30,	December 31,		September 30,	September 30,
Community	Location	Venture	Apartments	Years	2006	2004	2005	2006	2006
Properties Held for Sale
Carlyle Tower	Southfield, MI		172	36	94.8%	$945	$952	$919	$5,130
Woodcreek	Jacksonville, FL		260	31	94.6%	660	681	709	4,126

Subtotals/Averages			432	34	94.7%	774	789	793	9,256

Totals/Averages – All Rental Apartments owned at September 30, 2006			7,996	22	93.6%	$793	$803	$828	$330,118

Properties Under Development or in Lease-up (4)
1118 Adams	Hoboken, NJ (5)	85%	90	—	62.2%	$—	$—	$—	$26,190
Aldridge Apartments	Murfreesboro, TN (6)		320	—	—	—	—	—	10,681
Cason Estates	Murfreesboro, TN (5)		262	2	85.5%	—	920	894	19,051
Creekwood North	Altamonte Springs, FL (5)		180	33	33.3%	648	689	767	2,417
Kennesaw Farms	Gallatin, TN (5) (6)		288	—	—	—	—	—	—
Bentley Grove	Manchester, CT (6)		322	—	—	—	—	—	10,450
Monterra at Bonita Springs	Bonita Springs, FL (5)		244	1	54.5%	—	1,028	1,106	61,337
Northgate Apartments	Middletown, RI (5)		179	36	79.3%	—	—	566	30,341
Promenade at Reflection Lakes	Fort Meyers, FL (5)		360	6	90.6%	—	—	853	65,883
Vintage at Abacoa	Jupiter, FL		390	4	96.2%	1,161	1,241	1,303	44,373

			2,635	8	77.2%	999	1,022	914	270,723

			10,631	18	89.6%	$844	$858	$850	$600,841

(1)	Average monthly rent is defined as total possible rent (actual rent for leased apartments and asking rent for vacant apartments) for the month of December divided by number of units.

(2)	This property was transferred to the real estate services business from the homebuilding business after January 1, 2004. Physical occupancy as of December 31, 2005 was 91.6%.

(3)	Average monthly rent per unit as of December 31, 2004 for the real estate services business apartments and all rental apartments exclude 278 Main Street and Lofts at the Mills Apartment Homes because these properties were acquired in February 2005.

(4)	These properties were under development or in lease-up as of September 30, 2006 and are reflected in the Tarragon Homes audited carveout consolidated financial statements. These properties will be held by Sage following the distribution.

(5)	These properties are currently in lease-up.

(6)	These properties are currently under development. Sage intends to contract with Tarragon Homes to complete development of these properties. Sage intends to finance approximately 85% of the costs with construction financing.

SAGE
MORTGAGE LOANS SECURED BY RENTAL REAL ESTATE PROPERTIES
SEPTEMBER 30, 2006
(dollars in thousands)

	Balance	Stated				Balance
	September	Interest			Maturity	Due at
Name of Property	30, 2006	Rate (3)			Date	Maturity
Apartment Communities Owned
Aventerra Apartment Homes	$7,772	7.32%	(1)		Dec-06	$7,706
Desert Winds/Silver Creek	6,598	5.03%	(2)		Jun-13	5,319
Desert Winds/Silver Creek – supplemental mortgage	964	5.58%	(2)		Oct-14	766
French Villa	1,728	6.82%	(2)		Jan-09	1,648
French Villa – supplemental mortgage	1,166	7.23%	(2)		Mar-11	1,086
Gull Harbor	2,818	5.52%	(2)		Jul-09	2,699
Harbour Green	17,627	6.06%	(1)		Sep-09	17,627
Mortgages payable to General Electric Capital Corporation (7)	371,000	5.95%	(2)		Nov-12	371,000
Mortgages payable to General Electric Capital Corporation (7)	39,309	12.0%	(1	)(5)	Nov-12	36,844
Mustang Creek	5,563	8.06%	(2)		Jul-10	5,274
Park Dale Gardens	5,259	8.11%	(2)		Jul-10	4,989
Southern Elms	1,566	6.99%	(5)		Apr-07	1,549
Summit on the Lake	4,144	6.35%	(2)		Aug-27	3,426
Villa Tuscany	23,887	5.49%	(2)		Apr-14	20,875

	489,401	6.48%	(4)			480,808

Apartment Communities Held For Sale
Carlyle Tower	4,870	6.96%	(2)		Mar-08	4,724
Carlyle Tower – supplemental mortgage	1,690	7.90%	(2)		Jan-11	1,571
Woodcreek	6,312	6.79%	(2)		Sep-08	6,057
Woodcreek — supplemental mortgage	1,695	7.90%	(2)		Jan-11	1,578

	14,567	7.10%	(4)			13,930

Commercial properties (6)	23,149	5.12%	(4)			9,518

TOTAL MORTGAGE LOANS ON OWNED REAL ESTATE	$527,117	6.44%	(4)			$504,256

Properties under Development or in Lease-up (8)
1118 Adams	$14,100	7.32%	(1)		Dec-06	$14,100
1118 Adams	1,931	—	(2)		Sep-26	1,931
1118 Adams	1,343	—	(2)		Mar-26	1,343
Cason Estates	19,407	6.06%	(2)		Sep-09	19,407
Creekwood	4,649	8.02%	(2)		Aug-10	4,649
Creekwood – supplemental mortgage	1,173	5.62%	(2)		Dec-13	1,173
Gateway	2,416	7.22%	(1)		Jul-09	2,416
Monterra at Bonita Springs	42,125	7.32%	(1)		Oct-08	42,125
Northgate Apartments	21,815	7.67%	(1)		Apr-08	21,815
Promenade at Reflection Lakes	51,200	7.92%	(1)		Mar-09	51,200
Vintage at Abacoa	50,968	6.06%	(2)		Sep-09	50,968

TOTAL MORTGAGE LOANS ON PROPERTIES UNDER DEVELOPMENT OR IN LEASE-UP	$211,127	6.97%	(4)			$211,127

TOTAL ALL MORTGAGE LOANS	$738,244	6.59%	(4)			$715,383

(1)	Variable rate mortgage.

(2)	Fixed rate mortgage.

(3)	For loans with variable interest rates, the rate in effect as of September 30, 2006 is presented.

(4)	Represents weighted average interest rate as of September 30, 2006, computed based upon the September 30, 2006 balances.

(5)	Variable rate mortgage subject to cap.

(6)	Includes mortgages secured by three commercial properties.

(7)	Non-recourse financing secured by first and second lien mortgages on 23 properties owned by Ansonia.

(8)	These properties were under development or in lease-up as of September 30, 2006 and are reflected in the Tarragon Homes audited carveout consolidated financial statements. These properties will be held by Sage following the distribution.
Management of Sage
Sage Directors and Executive Officers
     The following table sets forth the name, age and position of each person who will serve as a Sage director or executive officer immediately following the distribution. All of Sage’s executive officers will serve at the discretion of Sage’s board of directors. No family relationships exist among any of Sage’s directors or executive officers. In addition to those directors listed below, Sage will appoint two additional independent directors at the time of the distribution.

Name	Title	Age
William S. Friedman	Chairman and Chief Executive Officer	63
Eileen Swenson	President	56
Kathryn Mansfield	Executive Vice President, Secretary and General Counsel	46
Todd C. Minor	Executive Vice President and Treasurer	48
Erin D. Pickens	Executive Vice President and Chief Financial Officer	45
Robert P. Rothenberg	Director	48
Martha E. Stark	Director	46
     Upon completion of the distribution, Sage’s board of directors will consist of five members, a majority of whom will be independent under the standards discussed below. Each director will hold office, in accordance with Sage’s articles of incorporation and bylaws, until the next annual meeting of stockholders and until his or her successor is duly elected and qualified. Information about Messrs. Friedman, Minor and Rothenberg and Ms. Mansfield, Pickens and Stark is set forth under the caption “Management — Directors and Executive Officers” above.
     Eileen A. Swenson will serve as president of Sage following the distribution. Ms. Swenson has served as president of Tarragon Management, Inc., a wholly owned subsidiary of Tarragon responsible for property management, since September 2000, and as president of Sage Residential Services, Inc., another wholly owned subsidiary of Tarragon responsible for condominium services, since its formation in December 2005. Ms. Swenson is a certified property manager and a member of the Institute of Real Estate Management, and former vice president and executive board member of the Connecticut Chapter.
Sage Independent Directors
     In accordance with the applicable NASDAQ rules and SEC rules and regulations, Tarragon’s board of directors reviewed the independence of the persons expected to be directors of Sage and considered whether there were any transactions or relationships between each director or any member of his or her immediate family and Tarragon and its subsidiaries and affiliates that would interfere with his or her independent judgment. As a result of this review, Tarragon’s board of directors determined that Ms. Stark is an “independent director” within the meaning of the NASDAQ rules and SEC rules and regulations. Tarragon’s board of directors also determined that Ms. Stark is independent within the meaning of the NASDAQ rules and SEC rules and regulations relating to audit committees, meets the experience requirements of the NASDAQ rules and SEC rules and regulations and qualifies as an “audit committee financial expert” under applicable NASDAQ rules and SEC rules and regulations.
     In making these determinations, Tarragon’s board was not aware of and did not consider any transactions, relationships or arrangements not disclosed under the caption “Certain Relationships and Related Transactions” or “— Certain Sage Relationships and Related Transactions.”

Executive Sessions of Independent Directors
     The independent directors will meet in executive session without members of management present following each regularly scheduled board of directors meeting of Sage. The independent directors of Sage may select an independent director to facilitate these executive sessions.
Sage Board Meetings and Committees
     Following the distribution, Sage’s board of directors will continue to have an audit committee, an executive compensation committee and a corporate governance and nominating committee. Each committee will consist solely of independent directors within the meaning of the NASDAQ rules. Following the distribution, Tarragon’s existing committee charters will become Sage’s committee charters. Although Sage will not have a formal policy with regard to board member’s attendance at Sage’s annual meetings, all directors will be encouraged to attend the annual meetings.
     Additional information concerning meetings of Tarragon’s board of directors and committees of Tarragon’s board of directors during 2006 is set forth under the caption “Management — Board Meetings and Committees” above.
Audit Committee
     The audit committee of Sage’s board of directors will be composed of three independent directors following the distribution. Sage’s audit committee has a written charter, which is currently available on Tarragon’s website at http://www.tarragoncorp.com. The charter will be posted on Sage’s website at http://www.sageresidential.com following the distribution and will be available to Sage’s stockholders following the distribution upon written request to Sage’s corporate secretary. Sage’s audit committee will engage its independent registered public accounting firm, consider the independence of that firm, review with them the plans and results of the audit engagement, approve all audit and non-audit fees and review and reassess the committee charter on an annual basis.
Executive Compensation Committee
     The executive compensation committee of Sage’s board of directors will also be composed of three independent directors following the distribution. Sage’s executive compensation committee has a written charter, which is currently available on Tarragon’s website at http://www.tarragoncorp.com. The charter will be posted on Sage’s website at http://www.sageresidential.com following the distribution and will be available to Sage’s stockholders following the distribution upon written request to Sage’s corporate secretary.
     The primary functions of Sage’s executive compensation committee will be to review and refine Sage’s compensation policies and practices to reflect the company’s short and long-term strategic objectives and to adopt and administer executive compensation programs in a manner that furthers those objectives and the interests of stockholders. The committee will also administer Sage’s option and incentive plans and authorize option and other stock and/or cash based grants under those plans.
Corporate Governance and Nominating Committee
     The corporate governance and nominating committee of Sage’s board of directors will also be composed of three independent directors following the distribution. Sage’s corporate governance and nominating committee has a written charter, which is currently available on Tarragon’s website at http://www.tarragoncorp.com. The charter will be posted on Sage’s website at http://www.sageresidential.com following the distribution and will be available to Sage’s stockholders following the distribution upon written request to Sage’s corporate secretary.
Communications with Directors
     Persons wishing to communicate with Sage’s board of directors, or with any individual member or committee of Sage’s board of directors, may send a letter to: Sage Residential, Inc., 3100 Monticello Avenue, Suite 200, Dallas, Texas 75205, Attention: Corporate Secretary. All written communications should clearly specify whether they are intended for the entire Sage board of directors, a committee of Sage’s board of directors or to one or more particular directors. All written communications will be forwarded to the appropriate director or directors. Concerns relating to accounting, internal controls or auditing matters will be brought to the attention of the chairman of the audit committee of Sage’s board of directors.
Selection of Nominees for the Sage Board
     Tarragon’s corporate governance and nominating committee has adopted a written policy entitled “Selection of Nominees for the Board – Policy and Submission Procedures for Stockholder Recommended Director Candidates,” which will continue to apply to Sage following the distribution. It is currently available on Tarragon’s website at http://www.tarragoncorp.com. The policy will be posted on Sage’s website at http://www.sageresidential.com following the distribution and will be available to stockholders upon written request to Sage’s corporate secretary. A description of this policy is set forth under the caption “Management — Selection of Nominees for the Board.”
Sage Code of Business Conduct and Ethics
     Tarragon’s board of directors has adopted a code of business conduct and ethics that will continue to apply to the members of Sage’s board of directors and all of Sage’s executive officers and other employees, including Sage’s principal executive officer, principal financial officer and principal accounting officer, following the distribution. This code of business conduct and ethics is currently available on Tarragon’s website at http://www.tarragoncorp.com and will be posted on Sage’s website at http://www.sageresidential.com following the distribution and will be available to Sage’s stockholders following the distribution upon written request to Sage’s corporate secretary. A description of the code of business conduct and ethics is set forth under the caption “Management — Code of Business Conduct and Ethics.” If, in the future, Sage amends, modifies or waives any provision of this code of business conduct and ethics, it intends to satisfy any applicable disclosure requirement by posting this information on its website.
Compensation Committee Interlocks and Insider Participation
     Sage’s executive compensation committee will consist of three independent members of Sage’s board of directors. None of the members of the committee will be current or former employees of Tarragon or any of its subsidiaries.
Compensation of Sage Directors and Executive Officers
Compensation Discussion and Analysis
     Sage’s named executive officers were generally subject to the compensation programs and policies of Tarragon prior to the distribution, all of which are described under the caption “Compensation of Directors and Executive Officers — Compensation Discussion and Analysis” above. Except as described below, Sage’s executive compensation policies and procedures following the distribution will be the same as Tarragon’s prior to the distribution.
Development Plan
     Following the distribution, Sage will not make bonus awards to any of Sage’s named executive officers under the Development Plan.
Employment Agreements and Severance and Change-in-Control Arrangements
     None of Sage’s named executive officers have any arrangements that provide for the payment of severance payments, nor are they entitled to payment of any benefits upon a change in control of Sage, except that Sage’s equity plans provide that upon a change in control all unvested stock options and stock appreciation rights vest and become immediately exercisable and all restrictions on restricted stock awards lapse. Under Sage’s equity plans, Sage’s named executive officers are entitled to the same benefits available to Sage employees generally.

Summary Compensation Table
     The information concerning the total compensation paid in 2006 to each person who will serve as a Sage named executive officer is set forth under the caption “Compensation of Directors and Executive Officers — Summary Compensation Table” above.
Grants of Plan-Based Awards
     The information concerning each grant of stock options and stock appreciation rights, if any, awarded during 2006 to each person who will serve as a Sage named executive officer is set forth under the caption “Compensation of Directors and Executive Officers — Grants of Plan-Based Awards” above.
Outstanding Equity Awards at Fiscal Year-End
     The information concerning unexercised stock options, unvested restricted stock and equity incentive plan awards, if any, for each person who will serve as a Sage named executive officer is set forth under the caption “Compensation of Directors and Executive Officers — Outstanding Equity Awards at Fiscal Year-End” above.
Options Exercised and Stock Vested
     The information concerning each exercise of stock options, stock appreciation rights and similar instruments during the last completed fiscal year for each person who will serve as a Sage named executive officer is set forth under the caption “Compensation of Directors and Executive Officers — Options Exercised and Stock Vested” above.
Certain Sage Executive Compensation Plans
     Prior to the distribution, Sage’s executive officers participated in the 2006 Plan and Tarragon Omnibus Plan, described under the caption “Compensation of Directors and Executive Officers — Certain Executive Compensation Plans” above. Following the distribution, Sage’s executive officers will continue to participate in these plans and will also be entitled to participate in the Sage New Omnibus Plan, if approved, that is described below.
Sage New Omnibus Plan
     Tarragon’s board of directors has approved a form of the Sage New Omnibus Plan to be effective immediately following the distribution, subject to stockholder approval at the Tarragon meeting of stockholders. Tarragon’s board of directors believes that the Sage New Omnibus Plan is in the best interests of Sage and its stockholders because the Sage New Omnibus Plan will help attract and retain talent and encourage performance by Sage’s directors, officers, key employees and consultants and will provide such persons with incentives to put forth their best efforts for the success of Sage.
     The Sage New Omnibus Plan provides for the granting of options, stock appreciation rights and restricted stock to Sage employees, directors and consultants, except that incentive stock options may only be granted to employees. The Sage executive compensation committee will have the authority to administer the Sage New Omnibus Plan, including the authority to determine recipients of awards under the plan and the terms and provisions of such awards. The Sage New Omnibus Plan is designed to permit Sage’s executive compensation committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m).
     A brief summary of the Sage New Omnibus Plan is included under the caption “Sage New Omnibus Plan Proposal.” A form of the Sage New Omnibus Plan is attached as Annex H to this proxy statement.
Sage Director Compensation
     Sage’s non-employee directors will receive annual compensation of $20,000 for their service on Sage’s board of directors, plus $2,000 for each committee of Sage’s board of directors on which they serve, $1,000 for each committee that they chair and reimbursement of expenses. Directors who also serve as officers will not receive any additional compensation for their services as director.

     Each non-employee director serving on Sage’s board of directors on the first business day of each fiscal year will also receive an annual award of options for 2,000 shares of Sage common stock pursuant to the terms of the proposed Sage New Omnibus Plan.
     The information concerning the total compensation paid in 2006 to the persons who will serve on Sage’s board of directors following the distribution, to the extent the director previously served on Tarragon’s board of directors, is set forth under the caption “Compensation of Directors and Executive Officers — Director Compensation” above.
Security Ownership of Certain Beneficial Owners and Management of Sage
     The information concerning the holdings of (1) each person expected to be the beneficial owner of more than five percent of Sage common stock following the distribution, (2) each person expected by Tarragon to be a director or named executive officer of Sage following the distribution and (3) all of Sage’s directors and executive officers as a group is set forth under the caption “Security Ownership of Certain Beneficial Owners and Management” above.
Certain Sage Relationships and Related Transactions
Policies and Procedures for Approval of Related Persons Transactions
     Sage will continue to follow the policy previously adopted by Tarragon and set forth under the caption “Certain Relationships and Related Transactions — Policies and Procedures for Approval of Related Persons Transactions.”
Transactions with Related Persons
     The information concerning the transactions with related persons that were approved by Tarragon’s board of directors prior to the distribution in accordance with its policies and procedures for approval of such transactions and that are related to the Sage business or that involve related persons of Sage are described under the caption “Certain Relationships and Related Transactions — Transactions with Related Persons” above.
Sage Market Price Information and Dividend Policy
Market Price Information
     Sage intends to maintain its current listing of the Sage common stock on The NASDAQ Global Select Market following the distribution, but intends to change the symbol under which it trades from “TARR” to “SAGE.” As a result of the distribution, the trading market for Sage common stock may be significantly different from that of Tarragon common stock before the distribution.
Dividend Policy
     Sage’s board of directors does not currently anticipate paying dividends on Sage common stock following the distribution. The declaration and payment of dividends to holders of Sage common stock will be at the discretion of Sage’s board of directors and will depend upon many factors, including Sage’s financial condition, earnings, legal requirements and such other factors as Sage’s board of directors deems relevant.
Description of Sage Capital Stock
     Following the distribution, Tarragon will change its name to “Sage Residential, Inc.” The following is a description of Sage common stock following the distribution.
     Sage’s authorized capital stock consists of 100,000,000 shares of Sage common stock, par value $0.01 per share, and 20,000,000 shares of special stock, par value $0.01 per share. Under Sage’s articles of incorporation, “special stock” is the functional equivalent of preferred stock. Tarragon’s board of directors previously designated 2,500,000 shares of special stock as the series of 10% cumulative preferred stock, or Sage 10% cumulative preferred stock, on May 1, 2000.

     As of January 15, 2007, Sage had outstanding 28,707,107 shares of Sage common stock and 1,252,267 shares of Sage 10% cumulative preferred stock. Sage also had outstanding options held by its officers, directors and employees to purchase 2.8 million shares (as adjusted for the three-for-two stock split in February 2005) of Sage common stock.
     The transfer agent and registrar for Sage common stock and Sage 10% cumulative preferred stock is American Stock Transfer & Trust Company, 40 Wall Street, 46th Floor, New York, New York 10005.
Sage Common Stock
     The Sage common stock has no conversion, redemption, preemptive or subscription rights. Holders of Sage common stock are entitled to share, pro rata, in accordance with the number of shares held, any dividends that may be declared, from time to time, by Sage’s board of directors, after all current and accrued dividends have been paid or declared and set apart for payment, in connection with any then-outstanding series of special or preferred stock. All shares of Sage common stock presently issued and outstanding are fully paid and non-assessable.
Rights on Liquidation
     Upon Sage’s liquidation, dissolution or winding up, holders of Sage common stock are entitled to receive, after payment of all debts and liabilities and the amounts or preference, if any, for each outstanding share of special stock, all remaining assets, pro rata, in proportion to the number of shares of Sage common stock held by them.
Voting Rights
     Each share of Sage common stock is entitled to one vote for all purposes on all matters submitted to the stockholders. Sage’s articles of incorporation do not authorize cumulative voting in the election of directors. Similarly, there are no redemption rights, sinking fund provisions or rights of conversion with respect to Sage common stock and holders of Sage common stock do not have any preemptive rights to acquire additional shares of Sage common stock.
Sage 10% Cumulative Preferred Stock
Dividends
     Holders of the Sage 10% cumulative preferred stock are entitled to receive, when and as declared by Sage’s board of directors out of the funds legally available for such purpose, cumulative annual dividends of $1.20 per share. Dividends are payable quarterly. Accrued but unpaid dividends do not compound.
Redemption
     The Sage 10% cumulative preferred stock may be redeemed in whole or in part, at Sage’s option, from and after June 30, 2003, at a redemption price of $12.00 per share, together with all accrued but unpaid dividends to the date of redemption, plus a premium starting at $0.50 per share and reducing annually thereafter by $0.10 per share per year. There is no mandatory redemption, and Sage is not required to maintain any “sinking fund” for the retirement of the Sage 10% cumulative preferred stock.
Rights on Liquidation
     In the event of Sage’s liquidation, dissolution or winding up, the holders of the Sage 10% cumulative preferred stock will be entitled to a preferential payment not to exceed $12.00 per share, plus all accrued but unpaid dividends to the date of liquidation.
     The Sage 10% cumulative preferred stock will be preferred over Sage common stock and all other shares junior to the Sage 10% cumulative preferred stock with respect to both dividends and distributions upon Sage’s liquidation, dissolution or winding up. So long as any shares of Sage 10% cumulative preferred stock remain outstanding, no dividend may be declared or paid and no other distribution may be made on Sage common stock or any other shares junior to the Sage 10% cumulative preferred stock unless all accumulated dividends on the Sage 10% cumulative preferred stock have been paid and the current dividend paid or declared.

     The Sage 10% cumulative preferred stock ranks at parity as to dividends and upon liquidation, dissolution or winding up with all other shares of special stock issued by Sage. Sage may not issue any shares of special stock of any series which are superior to the Sage 10% cumulative preferred stock as to dividends or rights upon liquidation, dissolution or winding up as long as any shares of the Sage 10% cumulative preferred stock are issued and outstanding, without the prior written consent of the holders of a majority of the shares of Sage 10% cumulative preferred stock then-outstanding, voting separately as a class.
Voting Rights
     The holders of Sage 10% cumulative preferred stock do not have general voting rights. However, if at any time six quarterly dividends on the Sage 10% cumulative preferred stock are in arrears, in whole or in part, the holders of that series of stock are entitled to vote separately as a class to elect one director. Such director, if elected, will cease to serve when all dividend arrearages are paid. As of September 30, 2006, Sage is not in arrears on any dividends payable.
No Conversion Rights
     Shares of Sage 10% cumulative preferred stock may not be converted into Sage common stock or any of Sage’s other outstanding securities.
Provisions of Sage’s Governing Instruments That Affect the Capital Stock
Classification of Sage’s Board of Directors
     Directors are elected annually by a plurality of the votes cast at a meeting called for that purpose. Sage’s board is not presently “classified” (i.e., does not have classes of directors elected for staggered multi-year terms). Under Sage’s articles of incorporation, each director may be removed only by the affirmative vote of the holders of not less than two-thirds of the outstanding stock then entitled to vote for the election of that director. Sage’s articles of incorporation provide that the exact number of directors may be fixed or changed by the affirmative vote of a majority of the entire board of directors, from time to time, within the limits set by Sage’s articles of incorporation. Any vacancy on Sage’s board of directors may be filled by a vote of the majority of the directors then in office or by a sole remaining director.
Limitation on Management Liability
     Under the management liability provision contained in Sage’s articles of incorporation, directors do not have personal liability to Sage or its stockholders for monetary damages for any breach of their fiduciary duties as directors (including, without limitation, any liability for gross negligence in the performance of their duties), except (1) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (2) for the payment of dividends in violation of Section 78.300 of the NRS. The management liability provision supplements indemnification rights afforded to Sage’s officers and directors under Sage’s articles of incorporation and bylaws, which provide, in substance, that Sage will indemnify its directors, officers, employees and agents to the fullest extent permitted by the NRS and other applicable laws.
Limitation on Stockholder Liability
     Although Sage’s articles of incorporation do not expressly limit stockholder liability, pursuant to Article 8, Section 3, of the Nevada constitution and Section 78.225 of the NRS, stockholders are not personally liable for the payment of a corporation’s debts, except to the extent a stockholder has not paid the consideration for which that stockholder’s shares were authorized to be issued or which was specified in a written subscription agreement between the corporation and the stockholder.
Restrictions on Related-Party Transactions
     Sage’s articles of incorporation provide that it will not, directly or indirectly, contract or engage in any transaction with any directors, officers or employees of Sage or its affiliates or associates (as such terms are defined in Rule 12b-2 under the Exchange Act) unless all material facts as to the relationships between or financial interest of the relevant individuals or entities in and to the contract or transaction are disclosed to or are known by Sage’s board of directors or the appropriate board committee and Sage’s board of directors or the appropriate committee determines that such contract or transaction is fair to the company and simultaneously authorizes or ratifies such contract or transaction by the affirmative vote of a majority of the independent directors entitled to vote on that contract or transaction. Sage’s articles of incorporation define an “independent director” as a director who is not an officer or employee of Sage or any advisor.
Sage’s articles of incorporation do not supplant Nevada law regarding related-party transactions; rather, they provide additional protections. Under the NRS, a contract or transaction between a corporation and one or more of its directors or officers or between a corporation and any corporation, firm or association in which one or more of its directors or officers are directors or officers or are financially interested, is not void or voidable solely for this reason, or solely because the director or officer is present at the meeting of Sage’s board of directors which authorizes or approves the contract or transaction or join in the execution of a written consent that authorizes or approves the transaction, or because the vote or votes of common or interested directors are counted for that purpose, provided that one of the following four requirements is met:
•	The fact of the common directorship, office or financial interest is disclosed or known to Sage’s board of directors or committee, and Sage’s board of directors or committee authorizes, approves or ratifies the contract or transaction in good faith by a vote sufficient for the purpose without counting the vote or votes of the common or interested director or directors.

•	The fact of the common directorship, office or financial interest is disclosed or known to the stockholders, and they approve or ratify the contract or transaction in good faith by a majority vote of stockholders holding a majority of voting power. The votes of the common or interested directors or officers must be counted in any such vote of stockholders.

•	The fact of the common directorship, office or financial interest is not disclosed or known to the director or officer at the time the transaction is brought before Sage’s board of directors of the corporation for action.

•	The contract or transaction is fair as to the corporation at the time it is authorized or approved.
Stockholder Action by Written Consent
     Sage’s articles of incorporation and bylaws provide that stockholders may act without a duly called annual or special meeting by written consent setting forth the action to be taken and signed by stockholders having not less than the minimum number of votes that would be necessary to authorize or take action at a meeting at which all shares entitled to vote thereon were present and voting. Under the NRS, unless otherwise provided in a corporation’s articles of incorporation, any action that is required or permitted to be taken at an annual or special meeting of stockholders may instead be taken without a meeting if a written consent setting forth the action to be taken is signed by stockholders holding at least a majority of the voting power.
Special Meetings of Stockholders
     The stockholder meeting provision, also set forth in Sage’s articles of incorporation, provides that subject to the rights of the holders of any series of preferred stock, stockholders may not by themselves call a special meeting of stockholders. Special meetings of stockholders may only be called by Sage’s board of directors, chairman of the board of directors, chief executive officer or president. The stockholder meeting provision could have the effect of inhibiting stockholder actions that require a meeting of stockholders unless Sage’s board of directors, its chairman or the president calls such a meeting.
Other Provisions Regarding Stockholder-Management Relations
Advance Notice of Stockholder Proposals
     Sage’s bylaws provide, among other things, that any stockholder entitled to vote in the election of directors to Sage’s board of directors generally may nominate one or more persons for election as directors at a meeting only if such stockholder gives not fewer than 35 nor more than 60 days’ prior written notice of intent to make such nomination or nominations to the secretary (or, if fewer than 45 days’ notice or prior public disclosure of the meeting date is given or made to stockholders, not more than 10 days following such notice or disclosure). Under this provision, referred to in this proxy statement as the nomination provision, the chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the procedures set forth in Sage’s bylaws.
     Although the nomination provision does not give Sage’s board of directors any power to approve or disapprove of stockholder nominations for the election of directors, the nomination procedure may have the effect of precluding a nomination for the election of directors at a particular annual meeting if the proper procedures are not followed and may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.
     Sage’s bylaws also provide that, in addition to any other applicable requirements, for business not specified in the notice of meeting or brought by or at the direction of Sage’s board of directors to be properly introduced by a stockholder, the stockholder must give not fewer than 35 nor more than 60 days’ prior notice to the secretary (or, if fewer than 45 days’ notice or prior public disclosure of the meeting date is given or made to stockholders, not more than 10 days following such notice or disclosure). This provision, referred to in this proxy statement as the stockholder proposal provision, does not preclude discussion by any stockholder of business properly brought before any meeting. Although the stockholder proposal provision does not give Sage’s board of directors or the chairman of the meeting any powers to approve or disapprove such matters, it may have the effect of precluding the consideration of matters at a particular meeting if the proper procedures are not followed.
Restrictions on Business Combinations with Interested Stockholders
     Sage’s articles of incorporation are designed to encourage companies interested in acquiring Sage to negotiate with Sage’s board of directors and to give greater assurance to Sage’s stockholders that they will receive fair and equitable treatment in the event of a “business combination” involving the company with or proposed by or on behalf of “interested stockholders” or certain related parties.
     Under Sage’s articles of incorporation, a business combination with, or proposed by or on behalf of, any interested stockholder or any affiliate or associate (as such terms are defined in Rule 12b-2 promulgated under the Exchange Act) of any interested stockholder or any person who thereafter would be an affiliate or associate of any interested stockholder would require approval by the affirmative vote of not less than 66 2/3% of the votes entitled to be cast on such transaction by the holders of all shares of Sage’s voting stock then-outstanding, referred to in this proxy statement as the voting stock, voting together as a single class, excluding shares beneficially owned by such interested stockholders. However, the two-thirds affirmative vote of stockholders is not required if a majority of the members of Sage’s board of directors or, in the case of such business combination involving any affiliate, a majority of Sage’s board of directors including a majority of the independent members of Sage’s board of directors, approves the business combination prior to the date on which the interested stockholder became the beneficial owner of 20% or more of Sage’s shares, referred to in this proxy statement as the acquisition date. If such prior board approval is obtained, the business combination will be subject to the applicable voting requirement under the NRS. Presently, for most types of business combination transactions on which a stockholder vote would be required, the affirmative vote of the holders of a majority of the outstanding shares entitled to vote on the matter (including shares beneficially owned by the interested stockholder) is required. If the two-thirds vote required by the business combination provision is obtained in connection with a particular proposed business combination, approval of a majority of Sage’s board of directors will not be necessary. Under certain circumstances, a business combination will be presumed to be proposed by or on behalf of an interested stockholder unless a majority of the members of Sage’s board of directors determines otherwise.
     Shares of Sage common stock will be quoted on The NASDAQ Global Select Market, which also has certain rules applicable to Sage. These rules require prior stockholder approval as a prerequisite to The NASDAQ Global Select Market approval of applications to list additional shares where such shares are to be issued in any transaction or series of related transactions (1) as sole or partial consideration for an acquisition of the stock or assets of another company (a) if any individual director, officer or substantial stockholder of the listed company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of Sage common stock or securities convertible into or exercisable for Sage common stock could result in an increase in the outstanding Sage common stock of 5% of more; or (b) where the present or potential issuance of Sage common stock or securities convertible into or exercisable for Sage common stock could result in an increase in Sage outstanding common stock of 20% or more; (2) in connection with (a) the sale, issuance or potential issuance of Sage common stock (or securities convertible into or exercisable for Sage common stock) at a price less than the greater of book or market value, which together with sales by officers, directors or principal stockholders of the company equals 20% or more of the presently outstanding Sage common stock or (b) the sale, issuance or potential issuance by the company of Sage common stock (or securities convertible into or exercisable for Sage common stock) equal to 20% or more of presently outstanding stock for less than the greater of book or market value of the stock.
     An “interested stockholder” is defined in Sage’s articles of incorporation to include any person who (1) is or has announced or publicly disclosed a plan or intention to become the beneficial owner of 20% or more of the voting stock or (2) is an affiliate or associate of Sage and at any time within the two-year period immediately prior to the date in question was the beneficial owner of 20% or more of the voting stock. A person is the “beneficial owner” of voting stock that such person and certain related parties, directly or indirectly, own or have the right to acquire, hold, vote or dispose of. Sage, any of its subsidiaries and certain profit-sharing and employee-benefit plans are among the entities specifically excepted from the definition of “interested stockholder.”
     A “business combination” includes the following transactions with, or proposed by or on behalf of, any interested stockholder or certain related parties: (1) a merger or consolidation of the company or any subsidiary with an interested stockholder or certain related parties; (2) the sale, lease, exchange, mortgage, pledge, transfer or other disposition by Sage or a subsidiary of any assets or securities to an interested stockholder or certain related parties or any other arrangement with or for the benefit of an interested stockholder or any such related party (including investments, loans, advances, guarantees, extensions of credit, security interests and joint venture participation) that (except in certain circumstances), together with all other such arrangements (including all contemplated future events), involve assets or securities having a value (or involving aggregate commitments) of $5 million or more or constitute more than 5% of the book value of the total assets (in the case of transactions involving assets or commitments other than capital stock) or 5% of the stockholders’ equity (in the case of transactions in capital stock) of the entity in question, as reflected in the most recent fiscal year-end consolidated balance sheet of such entity existing at the time the stockholders of the company would be required to approve or authorize such transaction; (3) the adoption of any plan or proposal for the liquidation or dissolution of the company; (4) any reclassification of securities, recapitalization, merger or consolidation with a subsidiary or other transaction that has the effect, directly or indirectly, of increasing an interested stockholder’s or an interested stockholder’s affiliate’s or associate’s proportionate share of the outstanding capital stock of the company or a subsidiary; or (5) any agreement or arrangement providing for any one or more of the actions specified in the foregoing clauses (1) through (4).
     By providing that the two-thirds vote requirement would not be invoked if a majority of Sage’s board of directors approves a business combination prior to the acquisition date, the articles of incorporation are intended to encourage companies interested in acquiring the company to negotiate in advance with Sage’s board of directors. Sage’s articles of incorporation may discourage attempts to take over the company by a principal stockholder. By requiring a two-thirds vote of stockholders other than the relevant interested stockholder to approve a business combination not approved by Sage’s board of directors, Sage’s articles of incorporation may enable a minority of the stockholders to prevent consummation of a business combination. To the extent that Sage’s articles of incorporation discourage tender offers or the accumulation of Sage common stock by a third party, stockholders may be deprived of higher market prices for their stock which may result from such events.
     Sage’s articles of incorporation effectively allow Sage’s board of directors to waive the requirement that any business combination with, or proposed by or on behalf of, any interested stockholder requires the approval of not less than two-thirds of the votes cast by the holders of all shares of voting stock (excluding voting stock owned by such interested stockholder). If a majority of the members of Sage’s board of directors or, in the case of business combination involving any affiliate or the company, a majority of Sage’s board of directors including a majority of the members of Sage’s board of directors who at the time are neither officers or employees of the company, approves such business combination prior to the acquisition date, such business combination requires only such affirmative vote, if any, as is required by applicable law or by any other provision of Sage’s articles of incorporation or bylaws or by any agreement with any national securities exchange.

     The NRS imposes generally similar restrictions upon certain business combinations with interested stockholders of a Nevada corporation, but, among other differences, the NRS defines the terms “business combination” and “interested stockholder” differently and, unlike Sage’s articles of incorporation, Nevada law subjects certain business combinations with interested stockholders to a three-year moratorium unless specified conditions are met. In Sage’s articles of incorporation, Sage has expressly elected not to be governed by NRS statutes governing business combinations with interested stockholders (NRS Sections 78.411 through 78.444, inclusive) and acquisitions of a controlling interest (NRS Sections 78.378 through 78.3793, inclusive).
Non-Stockholder Constituencies
     Sage’s articles of incorporation permit its board of directors to take into account all factors it deems relevant in evaluating, among other things, tender offers, proposals of business sales or combinations and proposals for corporate liquidation or reorganizations, including the potential impact of any such transaction on its creditors, partners, joint venturers, other constituents and the communities in which its offices, other establishments or investments are located, referred to in this prospective collectively as the “non-stockholder constituencies.”
     Consideration of the effect of a business combination proposal on Sage’s non-stockholder constituencies may help to maintain or improve its financial condition and, as a result, confer related benefits upon its stockholders. However, because Sage’s articles of incorporation allow its board of directors to consider numerous judgmental or subjective factors affecting such a proposal, including certain non-financial matters, their consideration may lead Sage’s board of directors to oppose a transaction that, as an exclusively financial matter, may be attractive to stockholders.
     The NRS expressly provides that in evaluating acquisition proposals, directors may consider certain interests of non-stockholder constituencies including (1) the interests of the corporation’s employees, suppliers, creditors and customers; (2) the economy of the state and nation; (3) the interests of the community and of society; and (4) the long-term as well as short-term interests of the corporation and its stockholders, including the possibility that these interests may be best served by the continued independence of the corporation.
Amendment of Articles of Incorporation and Bylaws
     The amendment provisions of Sage’s articles of incorporation generally require a supermajority vote for changes in Sage’s governing documents submitted to stockholders. Although these provisions may have a deterrent effect on some of Sage’s potential acquisitions, thus serving to entrench current management, they are designed primarily to ensure that an acquirer cannot circumvent the acquisition safeguards contained in Sage’s governing documents.
     Sage’s articles of incorporation expressly authorize its board to make, adopt, alter, amend, change or repeal Sage’s bylaws. This provision further states that Sage’s stockholders may not make, adopt, alter, amend, change or repeal Sage’s bylaws except upon the affirmative vote of holders of not less than 75% of the outstanding stock entitled to vote thereon. This supermajority voting provision could enable holders of just over 25% of Sage common stock to prevent holders of a substantial majority of Sage common stock who do not approve of certain provisions of the bylaws from amending or repealing such provisions. In this regard, it should be noted that certain directors, executive officers of and persons and entities with which they are affiliated are expected to have collective beneficial ownership of approximately 46.3% of the outstanding Sage common stock following the distribution. The bylaw amendment provision helps to ensure continuity with respect to the management of Sage’s day-to-day operations, but it may also prevent a purchaser who acquires a majority of the shares of Sage common stock from adopting bylaws that are not in the best interest of the minority stockholders or repealing bylaws that are in such stockholders’ interest.
     Sage’s articles of incorporation require the affirmative vote of at least 75% of the outstanding stock entitled to vote thereon to alter, amend or repeal the bylaw amendment provision, consent provision, stockholder meeting provision, business combination provision, director removal provision, evaluation provision and amendment provision of Sage’s articles of incorporation, unless a majority of Sage’s board of directors recommends such alteration, amendment, repeal or adoption.

     This amendment provision makes it more difficult for stockholders to make changes in Sage’s articles of incorporation, including changes designed to enable holders of a majority of Sage common stock to obtain control over the company. However, the amendment provision may help protect minority stockholders from disadvantageous changes supported by less than a substantial majority of other stockholders.
Indemnification and Limitation of Liability for Sage Directors and Officers
     Sage’s articles of incorporation provide that it “shall indemnify to the fullest extent authorized or permitted by law . . . any person made or threatened to be made a party or witness to any action, suit or proceeding (whether civil or criminal or otherwise) by reason of the fact that such person is or was a director, officer, employee or agent” of Sage. Further, Sage’s Bylaws provide that “[e]ach officer, director or employee . . . shall be indemnified . . . to the full extent permitted under Chapter 78 of the Nevada Revised Statutes . . . and other applicable law.”
Nevada Law
     The NRS permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that such person is, or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit or proceeding if such person acted in good faith and in a manner that such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person’s conduct was unlawful and is not otherwise liable under the NRS. In any threatened, pending or completed action or suit by or in the right of the corporation, a corporation also may indemnify any such person against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if such person acted in good faith and in a manner that such person reasonably believed to be in or not opposed to the best interests of the corporation or that, with respect to any criminal action or proceeding, such person had reasonable cause to believe that such person’s conduct was unlawful and is not otherwise liable under the NRS. No indemnification may be made, however, for any claim, issue or matter as to which a person has been adjudged by a court of competent jurisdiction, after exhaustion of appeals, to be liable to the corporation, or for amounts paid in settlement to the corporation, unless and only to the extent that a court determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.
     The NRS also permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against such person and liability and expenses incurred by such person in his or her capacity as a director, officer, employee or agent, or arising out of such person’s status as such, whether or not the corporation has the authority to indemnify such person against such liability and expenses.
     Under the NRS, any indemnification may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:
(1)	by the stockholders;

(2)	by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

(3)	if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

(4)	if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

     In addition, under Section 78.138 of the NRS, unless the NRS or a corporation’s articles of incorporation otherwise provide for greater individual liability, a director or officer is not individually liable to the corporation, its stockholders or creditors for any damages as a result of any act or failure to act in such person’s capacity as a director or officer unless it is proven that:
(1)	such person’s act or failure to act constituted a breach of such person’s fiduciary duties as a director or officer; and

(2)	such breach involved intentional misconduct, fraud or a knowing violation of law.
     Under section 78.300 of the NRS, directors under whose administration unlawful payments of dividends to stockholders are made are jointly and severally liable, at any time within three years after each violation, to the corporation and its creditors at the time of the violation, or any of them, to the lesser of the full amount of the distribution made or of any loss sustained by the corporation by reason of the distribution to stockholders. Such liability does not apply to a director who is not liable as provided in section 78.138 of the NRS, as discussed in the preceding paragraph above, or who caused his dissent to be entered upon the minutes of the meeting of the directors at the time the action was taken or who was not present at the meeting and caused his dissent to be entered on learning of the action.
Sage’s Articles of Incorporation
     Under the management liability provision of Sage’s articles of incorporation, directors do not have personal liability to Sage or to its stockholders for monetary damages for any breach of their fiduciary duties as directors (including, without limitation, any liability for gross negligence in the performance of their duties), except:
•	for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or

•	for the payment of dividends in violation of NRS 78.300.
     By precluding personal liability for certain breaches of fiduciary duty, including grossly negligent business decisions made in connection with evaluating takeover proposals to acquire Sage, the management liability provision supplements indemnification rights afforded under Sage’s articles of incorporation and bylaws which provide, in substance, that Sage shall indemnify its directors, officers, employees and agents to the fullest extent permitted by the NRS and other applicable laws.

RELATIONSHIP BETWEEN TARRAGON HOMES AND SAGE
FOLLOWING THE DISTRIBUTION
     Tarragon Homes is currently a wholly owned subsidiary of Tarragon. Following the distribution, Tarragon (to be renamed “Sage Residential, Inc.”) will not have any ownership interest in Tarragon Homes, and Tarragon Homes will be an independent, publicly traded company. In addition, following the distribution, Tarragon Homes will not have any ownership interest in Sage, and Sage will be an independent, publicly traded company.
Agreements Related to Effecting the Distribution
     In connection with the distribution, Tarragon will enter into a distribution agreement and will enter into a number of related agreements with Tarragon Homes for the purpose of accomplishing the contribution to Tarragon Homes of the businesses described in this proxy statement and the distribution. These agreements provide, among other things, for the allocation of tax, employee benefits, transition services and other liabilities and obligations between Tarragon Homes and Sage attributable to periods prior to the distribution. These agreements, prepared before the distribution, reflect agreements that will be entered into between affiliated parties.
Distribution Agreement
     Tarragon and Tarragon Homes have entered into a distribution agreement providing for, among other things, specified corporate transactions required to effect the distribution and other arrangements between Tarragon Homes and Sage subsequent to the distribution. The distribution agreement is summarized below and is attached as Annex A to this proxy statement. The distribution agreement may be amended on, prior to or subsequent to the date of the distribution, and the following summary is qualified by reference to the full text of the agreement.
     In general, the distribution agreement provides that:
•	Tarragon will transfer the Tarragon Homes business to Tarragon Homes;

•	Tarragon will distribute all of the outstanding shares of Tarragon Homes common stock to Tarragon’s stockholders on a pro rata basis and will change its name to “Sage Residential, Inc.”;

•	following the distribution, Tarragon Homes will indemnify Sage for liabilities incurred by Sage that relate to specified liabilities assumed by Tarragon Homes; and

•	following the distribution, Sage will indemnify Tarragon Homes for liabilities incurred by Tarragon Homes that relate to liabilities retained by Sage.
     In particular, the distribution agreement defines the assets and liabilities that are being allocated to, and assumed by, Tarragon Homes and those that will remain with Sage. The distribution agreement also defines what constitutes the “Tarragon Homes business” and what constitutes the “Sage business.”
     Under the distribution agreement, Tarragon is obligated to transfer or cause to be transferred all of its right, title and interest in the assets comprising the Tarragon Homes business to Tarragon Homes. Each party has also agreed to cooperate to obtain any necessary consents and approvals and to take those actions that may be reasonably necessary or desirable to carry out the purposes of the distribution agreement.
     The distribution agreement also provides for the assumption of liabilities and cross-indemnities designed to allocate, generally effective as of the date of the distribution, financial responsibility for all current and specified long-term liabilities arising out of or in connection with the Tarragon Homes business to Tarragon Homes and all liabilities arising out of or in connection with the Sage business to Sage. The distribution agreement provides that the distribution is conditioned upon the satisfaction of several conditions, which are discussed in “The Distribution — Conditions to the Distribution” in this proxy statement. If any of these conditions are not satisfied, Tarragon could decide to cancel the distribution or waive the conditions and complete the distribution. The distribution agreement also provides that Tarragon may terminate, abandon or delay the distribution at any time prior to its completion, either before or after approval by its stockholders, if, in the opinion of Tarragon’s board of directors, such action would be in the best interests of Tarragon and its stockholders.

     In the event that any transfers contemplated by the distribution agreement are not effected on or prior to the date of the distribution, the parties will be required to cooperate to effect those transfers as promptly as practicable following the date of the distribution and, pending those transfers, to hold any asset not so transferred in trust for the use and benefit of the party entitled thereto (at the expense of the party entitled thereto) and to retain any liability not so transferred for the account of the party by whom that liability is to be assumed.
     The distribution agreement also provides in general that, when the distribution is completed, Sage and its affiliates will not use the Tarragon corporate name or names derived therefrom and that the parties will cooperate in the handling of specified litigation matters.
Tax Matters Agreement
     Tarragon and Tarragon Homes will enter into a tax matters agreement, which will set forth each party’s rights and obligations with respect to tax matters for periods before and after the date of the distribution. The tax matters agreement is summarized below and attached as Annex B to this proxy statement. The tax matters agreement may be amended on, prior to or subsequent to the date of the distribution, and the following summary is qualified by reference to the full text of the agreement.
     The tax matters agreement will provide that Sage will generally be responsible for the portion of the consolidated tax liability for all periods ending on or prior to the distribution and for the year ending December 31, 2007, that is attributable to Tarragon and its subsidiaries (excluding the Tarragon Homes business owned and conducted following the distribution by Tarragon Homes and its subsidiaries), and, following the distribution, Tarragon Homes will generally be responsible for the portion of the consolidated tax liability for such periods attributable to the Tarragon Homes business following the distribution.
     The tax matters agreement will detail Tarragon Homes’ and Sage’s responsibilities relating to tax payments and refunds, the filing of returns and the conduct of audits. The tax matters agreement also will provide for cooperation with respect to specified tax matters and for the exchange of information and retention of records that may affect the tax liability of either party.
     The tax matters agreement will allocate the U.S. federal income tax liability that may arise if the distribution does not qualify as a tax-free distribution under Sections 361 and 355 of the Code. Generally, Sage will bear     % of that corporate tax liability and Tarragon Homes will bear     % of that corporate tax liability, except where the liability is a result of acquisitions of Tarragon Homes stock or Sage stock pursuant to Section 355(e) of the Code (or any state or local equivalent thereof). Each of Sage and Tarragon Homes have the right to challenge any such determination of tax liability, in which event Sage will bear     % of the cost of the challenge and Tarragon Homes will bear     % of the cost of the challenge. In any of those events, the party that has caused the distribution to be taxable or that has had a change of ownership occur will generally bear the entire corporate tax liability.
     Under applicable Treasury Regulations, each member of a consolidated group filing consolidated federal income tax returns is severally liable for the U.S. federal income tax liability of each other member of the consolidated group. Similar rules apply with respect to members of combined or unitary groups for state tax purposes. Although the tax matters agreement will allocate the tax liabilities between the parties with respect to consolidated returns that include Tarragon Homes and Sage, Tarragon Homes and Sage may independently be liable for all of the U.S. federal income tax with respect to those returns if the party upon whom the tax matters agreement imposes responsibility for all or a portion of that tax fails to discharge that responsibility.
     Although valid as between Tarragon Homes and Sage, the tax matters agreement will not be binding on the Internal Revenue Service or any other taxing authority and does not affect the several liability of Tarragon Homes and Sage for all U.S. federal taxes of the consolidated group relating to periods before the distribution date.
Agreements Related to Operations Following the Distribution
     The division of Tarragon’s assets and businesses into the Tarragon Homes business and the Sage business will require Tarragon to separate ownership of portions of its assets and to divide its employees between the two companies. Tarragon Homes and Sage will enter into a number of contractual relationships to effect the subdivision of the ownership and the provision of services to one another, and the division of employees and related benefits. Tarragon and Tarragon Homes believe that the arrangements to be entered into between Tarragon Homes and Sage are similar to contractual relationships entered into by unrelated third parties in similar circumstances and that these arrangements will equitably reflect the benefits and costs of the ongoing relationship between Tarragon Homes and Sage. These agreements may be amended on, prior to or subsequent to the date of the distribution.
     Set forth below is a description of the types of agreements expected to be entered into between Tarragon Homes and Sage.
Transition Services Agreements
     Tarragon Homes and Sage will enter into a transition services agreement under which each company will provide the other specified administrative, technical and support services. The transition services agreement is summarized below and attached as Annex C to this proxy statement. The transition services agreement may be amended on, prior to or subsequent to the date of the distribution, and the following summary is qualified by reference to the full text of the agreement.
     The services to be provided by Tarragon Homes for Sage in connection with the transition services agreement will include tax services, tax return preparation and interface with accountants on tax matters. The services to be provided by Sage to Tarragon Homes in connection with the transition services agreement will include payroll and human resources, treasury and cash management, financial and accounting, risk management and information systems. In accordance with the transition services agreement, Tarragon Homes and Sage will agree upon commercially reasonable charges to be paid for the services that are being provided. The agreed upon charges for such services are generally intended to allow Tarragon Homes and Sage to recover fully the allocated costs of providing the services and all incremental out-of-pocket costs and expenses directly related to the provision of such services.
     The transition services agreement will commence on the distribution date and will expire eighteen months after the distribution date. The agreement may be extended, either in whole or in part, by the parties in writing. With respect to particular services, Tarragon Homes or Sage may terminate the agreement with respect to one or more of those services upon prior written notice.
Employee Matters Agreement
     Tarragon will enter into an employee matters agreement with Tarragon Homes that provides for the treatment of employee benefit matters and other compensation arrangements for Tarragon employees who will become Tarragon Homes employees. This agreement will also allocate responsibility for specified employee benefits matters and liabilities following the distribution. The employee matters agreement is summarized below and attached as Annex D to this proxy statement. The employee matters agreement may be amended on, prior to or subsequent to the date of the distribution, and the following summary is qualified by reference to the full text of the agreement.
     Under the employee matters agreement, Tarragon Homes will be responsible for providing specified welfare and retirement benefits to its employees following the distribution, which will generally be similar to the benefits now provided by Tarragon to those employees. These benefits include, but are not limited to, medical, dental, flexible spending accounts covering health care and dependent care expenses, life and accident insurance plans, short and long term disability and a combined 401(k) plan, as well as vacations and holidays. Following the distribution, Tarragon Homes’ active employees generally will cease current participation in the Tarragon employee benefit plans and begin participation in the Tarragon Homes employee benefit plans. Tarragon Homes will generally recognize, among other things, its employees’ past service with Tarragon for purposes of Tarragon Homes’ employee benefit plans. During a transition period following the distribution, Sage will administer some of Tarragon Homes’ plans together with the Sage plans, and Tarragon Homes will pay agreed upon charges for such services that Sage and Tarragon Homes believe to be commercially reasonable and provide reimbursement to Sage for any costs or expenses Sage incurs in connection with that administration. Except as specifically provided in the employee matters agreement, nothing in that agreement will restrict Tarragon Homes’ or Sage’s ability to amend, modify or terminate any of its respective employee benefit plans.

     Tarragon and Tarragon Homes will agree that neither the continued employment of those Tarragon employees who will become Tarragon Homes employees nor the distribution will be deemed a severance of employment from Tarragon for purposes of any employee benefits or compensation arrangements of Tarragon.

CHARTER AMENDMENT PROPOSAL
     Tarragon’s board of directors has approved an amendment to Tarragon’s articles of incorporation to change the name of Tarragon to “Sage Residential, Inc.” and to effect, immediately following the distribution, a reverse stock split of Sage common stock, whereby          shares of Sage common stock will be combined and converted into one share of Sage common stock.
     Stockholder approval of the charter amendment proposal will constitute approval of (1) the change of Tarragon’s name to “Sage Residential, Inc.” and (2) the one-for-         reverse stock split.
     The following discussion summarizes all of the material terms of the form of amendment to Tarragon’s articles of incorporation as they pertain to stockholder rights. The summary is not intended to be complete and is qualified in its entirety by reference to the form of amendment attached as Annex F to this proxy statement.
Name Change
     The charter amendment will change the name of Tarragon to “Sage Residential, Inc.” Tarragon’s board of directors believes that the unique “Tarragon” name provides better brand recognition for the Tarragon Homes business in the homebuilding industry than it does for the Sage business in the real estate management and services industry. The change of Tarragon’s name to “Sage Residential, Inc.” will help differentiate the Sage business from the Tarragon Homes business and, therefore, avoid consumer confusion. In addition, the name “Sage Residential, Inc.” will more accurately reflect the nature of the business in which Sage will engage following the distribution, which is the residential real estate management and services business, providing asset and property management, leasing and renovation services to residential and commercial properties.
     The change of Tarragon’s name to “Sage Residential, Inc.” will become effective upon the filing of the charter amendment with the Secretary of State of the State of Nevada, along with any other statutorily required documentation. Tarragon anticipates completing this filing as soon as practicable after stockholder approval is received for the distribution and the charter amendment and reverse stock split.
     Tarragon intends to continue the listing of Sage common stock on The NASDAQ Global Select Market following the distribution, but intends to change the symbol under which it trades from “TARR” to “SAGE” to be consistent with its new name.
Reverse Stock Split
Purpose of the Reverse Stock Split
     Absent the reverse stock split, Tarragon’s board of directors believes that the per-share market price of Sage common stock following the distribution could make the Sage common stock less attractive to certain institutional investors and other members of the investing public. Theoretically, the number of shares outstanding should not, by itself, affect the marketability of the stock, the type of investor who acquires it or Sage’s reputation in the financial community. In practice, this is not necessarily the case, as certain investors view low-priced stock as unattractive or, as a matter of policy, are precluded from purchasing low-priced stock because of the greater trading volatility sometimes associated with such stock.
     Accordingly, one purpose of the reverse stock split is to increase the price of Sage common stock following the distribution to make its shares more desirable consideration to Sage stockholders. The increased market price of Sage common stock expected as a result of implementing the reverse stock split will improve the marketability and liquidity of and encourage interest and trading in Sage common stock upon the consummation of the distribution. An additional purpose of the reverse stock split is to increase the closing market price of Sage common stock to meet the continued listing criteria of The NASDAQ Global Select Market.
Effects of the Reverse Stock Split
     After the effective date of the reverse stock split, each common stockholder will own a reduced number of shares of Sage common stock. However, the reverse stock split will affect all common stockholders uniformly and will not affect any stockholder’s percentage ownership interest in Sage, except for minor variations as a result of the payment of cash in lieu of fractional shares. Proportionate voting rights and other rights and preferences of the holders of Tarragon common stock will not be affected by the reverse stock split.
     Although the reverse stock split by itself will not affect the rights of stockholders or any stockholder’s proportionate equity interest in Sage, subject to the treatment of fractional shares, the number of authorized shares of Sage common stock will not be reduced. This will increase significantly the ability of Sage’s board of directors to issue authorized and unissued shares of Sage common stock without further stockholder action. The issuance in the future of such additional authorized shares may have the effect of diluting the earnings per share and book value per share, as well as the stock ownership and voting rights, of the currently outstanding shares of Sage common stock. The effective increase in the number of authorized but unissued shares of Sage common stock may be construed as having an anti-takeover effect by permitting the issuance of shares to purchasers who might oppose a hostile takeover bid or oppose any efforts to amend or repeal certain provision of Sage’s articles of incorporation or bylaws.
     Sage’s authorized capital stock currently consists of 100,000,000 shares of Sage common stock, par value $0.01 per share, and 20,000,000 shares of special stock, par value $0.01 per share, with 2,500,000 shares of special stock designated as the series of 10% cumulative preferred stock. The reverse stock split would not change the number of total authorized shares of Sage capital stock. Thus, immediately following the reverse stock split, the total number of authorized shares of Sage common stock would remain at 100,000,000, par value $0.01 per share. Based on the number of issued and outstanding shares of Sage common stock as of the meeting record date, a total of       shares of Sage common stock would be authorized but unissued immediately prior to the reverse stock split, leaving approximately       shares of Sage common stock authorized but unissued immediately after the reverse stock split.
     At least five days prior to the record date for the distribution, each of the (1) outstanding unvested options and stock appreciation rights with an exercise price or grant price that is lower than the closing sale price of Tarragon common stock on that date will automatically accelerate and vest in full and become immediately exercisable and (2) unvested restricted stock grants will accelerate and vest in full. In addition, each holder of outstanding options and stock appreciation rights with an exercise price or grant price that is greater than the closing sale price of Tarragon common stock on that date will be entitled to receive a cash payment of $      per share of Tarragon common stock covered by these options or stock appreciation rights and, following receipt of the cash payment, these options and stock appreciation rights will be terminated and canceled.
     If the reverse stock split is implemented, it may increase the number of stockholders who own “odd lots” of less than 100 shares of Tarragon common stock. Brokerage commission and other costs of transactions in odd lots are generally higher than the costs of transactions of more than 100 shares of common stock.
     Tarragon common stock is currently registered under Section 12(g) of the Exchange Act, and Tarragon is subject to the periodic reporting and other requirements of the Exchange Act. The reverse stock split will not affect the registration of Tarragon common stock under the Exchange Act.
Effective Date
     If the charter amendment is approved, the charter amendment will be filed with the Secretary of State of the State of Nevada and the reverse stock split will become effective immediately following the distribution. Except as explained below with respect to fractional shares, on the effective date of the reverse stock split, shares of Sage common stock issued and outstanding immediately prior to that date will be combined and converted, automatically and without any action on the part of the stockholders, into new shares of Sage common stock.
Fractional Shares
     No certificates representing fractional interests in shares of Sage common stock will be issued to holders of Tarragon common stock in connection with the distribution or reverse stock split. Fractional interests of Sage common stock will not be issued in the reverse stock split, and cash will be paid by Sage to any holders in lieu of fractional interests in Sage common stock.

Exchange of Stock Certificates
     Upon the consummation of the reverse stock split,          shares of Sage common stock will be combined and converted into one share of Sage common stock. Following the reverse stock split, certificates representing Tarragon common stock will represent Sage common stock. Stockholders holding physical certificates of Tarragon common stock will need to exchange those certificates for new certificates and a cash payment in lieu of any fractional shares. No action will be required on the part of registered stockholders who hold their shares of Tarragon common stock in direct registration form or by stockholders who hold their shares through a brokerage firm or otherwise in “street name.”
     Following the reverse stock split, Sage will send a letter of transmittal to registered stockholders who hold physical certificates of Tarragon common stock, advising them of the procedures to be followed if the stockholder desires to exchange their certificate for a Sage certificate. No new certificates of Sage common stock will be issued to a stockholder until the stockholder has surrendered the stockholder’s outstanding certificate(s) for Tarragon common stock, together with a properly completed and executed letter of transmittal, to the transfer agent. Any old shares of Tarragon common stock submitted for transfer, whether pursuant to a sale, other disposition or otherwise, will represent shares of Sage common stock. Stockholders should not destroy any stock certificate and should not submit any certificate until requested to do so.
     Tarragon stockholders will hold the same percentage interest in Sage as they held in Tarragon prior to the reverse stock split (except for minor variations as a result of cash paid in lieu of fractional shares, if any), but their interest in Sage will be represented by approximately 1/   as many shares. For instance, if a Tarragon stockholder presently owns          shares of Tarragon common stock, following the distribution and the reverse stock split he, she or it will own          shares of Tarragon Homes common stock and          shares of Sage common stock (         divided by          equals          shares, which is rounded down to          shares as a result of cash paid in lieu of fractional shares).
Accounting Treatment
     The proposed reverse stock split will not affect the par value of Tarragon common stock. As a result, on the effective date of the reverse stock split, the stated capital on Tarragon’s balance sheet attributable to the common stock will be reduced in proportion to the ratio of the reverse stock split, and the additional paid-in capital account will be credited with the amount by which the stated capital is reduced. The per share net income or loss and net book value of Tarragon common stock will be increased because there will be fewer shares of common stock outstanding. Tarragon does not anticipate that any other accounting consequences will arise as a result of the reverse stock split.
Dissenters’ Rights
     Under the NRS, because Sage will pay cash to common stockholders in lieu of fractional interests in Sage common stock that may result from the reverse stock split, common stockholders are entitled to dissenters’ rights with respect to the reverse stock split.
     Under section 78.2055(4) and Chapter 92A, Sections 92A.300 through 92A.500 of the NRS, if a common stockholder does not consent to the reverse stock split, and if as a result of the reverse stock split, that common stockholder would receive cash in lieu of fractional shares he or she would otherwise be entitled to receive, that common stockholder has the right to dissent and instead obtain payment of the fair value of such fractional shares. Such common stockholder will be entitled to such relief as a dissenting stockholder if and only if he or she complies strictly with all of the procedural and other requirements of Sections 92A.300 through 92A.500 of the NRS. A copy of Sections 92A.300 through 92A.500 is attached to this proxy statement as Annex I. A dissenting stockholder’s rights and the procedures to follow and requirements to comply with in order to exercise those rights are described below. This summary does not purport to be a complete statement of the method of compliance with Sections 92A.300 through 92A.500 of the NRS. The summary is qualified in its entirety by reference to the copy of Sections 92A.300 through 92A.500 of the NRS attached to this proxy statement as Annex I.

Procedures
     If a common stockholder would receive, in connection with the reverse stock split, cash in lieu of any fractional shares of common stock to which that stockholder would otherwise be entitled, that stockholder may instead demand payment of the fair value of such fractional shares by giving Tarragon written notice that he or she intends to demand payment for his or her fractional shares if the reverse stock split is approved. The notice must be substantially in the form contained in Annex I to this proxy statement and must be delivered to Tarragon prior to the Tarragon meeting of stockholders on         , 2007. The notice must be sent to Tarragon Corporation, 3100 Monticello Avenue, Suite 200, Dallas, Texas 75205, Attention: Corporate Secretary. The dissenting stockholder may send the notice by U.S. mail, by overnight courier service or by hand delivery, so long as the notice is delivered to Tarragon prior to the meeting on         , 2007. In addition to sending the notice, in order to dissent and demand payment of the fair value of fractional shares, the dissenting stockholder must not vote his or her shares of stock in favor of the reverse stock split. If the dissenting stockholder fails to satisfy the notice requirements or votes in favor of the reverse stock split, he or she will receive a cash payment in an amount determined by Tarragon for any fractional shares and will not be entitled to the rights of a dissenting owner under Chapter 92A of the NRS.
     If the reverse stock split is approved at the meeting, in accordance with NRS 92A.430, within ten days after the effective date of the reverse stock split, Sage will send a written dissenters’ notice to all common stockholders who satisfied these two requirements (written notice of intent to demand payment and not consenting to the reverse stock split). The dissenters’ notice must include:
•	a statement of where dissenting stockholders should send their demand for payment and where and when certificates for common stock are to be deposited;

•	a statement informing the dissenting stockholders whose shares of Sage common stock are not represented by certificates to what extent the transfers of the shares will be restricted after the demand for payment is received;

•	a form for demanding payment requiring common stockholders asserting dissenters’ rights to certify whether or not they acquired beneficial ownership of the shares of Sage common stock to which the fractional shares are attributable before , 2007, the date when the terms of the reverse stock split were announced to the news media and the stockholders;

•	the date by which Sage must receive the demand for payment, which may not be fewer than 30 nor more than 60 days after the date the dissenters’ notice was delivered; and

•	a copy of NRS Section 92A.300 through NRS Section 92A.500.
     Common stockholders wishing to exercise rights of a dissenting owner must thereafter comply with the following requirements of NRS 92A.440:
•	demand payment;

•	certify whether they acquired beneficial ownership of Sage common stock to which the fractional shares are attributable before , 2007; and

•	deposit their certificates in accordance with the terms of the dissenters’ notice.
     Under NRS 92A.440(3), common stockholders who fail to demand payment or deposit their certificates where required by the dates set forth in the dissenters’ notice will not be entitled to demand payment or receive the fair market value for their fractional shares of Sage common stock as provided under Nevada law. Instead, such stockholders will receive the same cash payment in lieu of fractional shares as the common stockholders who do not exercise rights of a dissenting owner.

Payment for Dissenting Shares
     NRS 92A.460 provides that Sage is required to pay each dissenter who made a valid demand under Nevada law the amount Sage estimates to be the fair value of the dissenter’s fractional shares of common stock, plus accrued interest. Sage must make such payment within 30 days receipt of the dissenter’s demand for payment. The payment must be accompanied by:
•	a copy of Tarragon’s balance sheet for the year ended December 31, 2006, Sage’s statement of income for the year ended December 31, 2006, Sage’s statement of changes in stockholders equity for the year December 31, 2006 and Sage’s latest available interim financial statements, if any;

•	a statement of Sage’s estimate of the fair value of the dissenter’s fractional shares of Sage common stock;

•	an explanation of how interest was calculated;

•	a statement of the dissenter’s rights to demand payment under Nevada law of the dissenter’s own estimate of the value of the fractional shares of Sage common stock under Section 92A.480 of the NRS (discussed below); and

•	a copy of Section 92A.300 through Section 92A.500 of the NRS.
     Under NRS 92A.470(1), Tarragon may elect to withhold payment with respect to any fractional shares attributable to Sage common stock acquired by a dissenting stockholder on or after November 13, 2006. If Sage withholds payment, it must estimate the fair value of the dissenting stockholder’s fractional shares of Sage common stock (plus accrued interest) and offer to pay this amount to each dissenting stockholder in full satisfaction of his or her demand. Sage is required to send this offer to all such dissenting stockholders with a statement of Sage’s estimate of the fair value of the fractional shares of common stock, an explanation of how interest was calculated and a statement of the dissenters’ rights to demand payment under NRS 92A.470(2).
     NRS 92A.480(1) provides that a dissenting stockholder who believes that the amount paid or offered is less than the full value of his or her fractional shares of common stock, or that the interest due was incorrectly calculated, may, within 30 days after Sage made or offered payment for the fractional shares of Sage common stock, either (1) notify Sage in writing of his or her own estimate of the fair value of the fractional shares of Sage common stock and the amount of interest due and demand payment of difference between this estimate and any payments made, or (2) reject the offer for payment made by Sage and demand payment of the fair value of his or her fractional shares and interest due.
     NRS 92A.490 provides that if a demand for payment remains unsettled, Sage must commence a court proceeding within 60 days after receiving a demand, petitioning the court to determine the fair value of the fractional shares of Sage common stock and accrued interest. All dissenting stockholders whose demands remain unsettled would be made parties to such proceeding, which would be conducted in the district court of Reno, Nevada. If Sage fails to commence such a proceeding, it would be required by NRS 92A.490(1) to pay the amount demanded to each dissenting stockholder whose demand remains unsettled. Dissenting stockholders would be entitled to a judgment for the amount, if any, by which the court finds the fair value of their fractional shares, plus interest, exceeds the amount paid by Sage; or the fair value, plus accrued interest, of their after-acquired shares for which Sage elected to withhold payment pursuant to Section 92.470 of the NRS.
     Under Section 92A.490(4) of the NRS, the district court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to such order. In any such court proceeding, the dissenting stockholders are entitled to the same discovery rights as parties in other civil proceedings.
     Under Section 92A.500 of the NRS, the district court will assess the costs of the proceedings against Sage, unless the court finds that all or some of the dissenting stockholders acted arbitrarily, vexatiously or not in good faith in demanding payment. The district court may also assess against Sage or the dissenting stockholders the fees and expenses of counsel and experts for the respective parties in an amount the court finds equitable.

     The foregoing constitutes only a summary of the material terms of dissenting stockholders’ rights under the NRS. If these procedures are not followed exactly as described, any dissenters’ rights may be lost. Sage common stockholders are encouraged to carefully read the attached provisions of NRS regarding dissenters’ rights in order to fully understand their rights.
Certain Material U.S. Federal Income Tax Consequences of the Reverse Stock Split
     The following is a general summary of the material U.S. federal income tax consequences of the reverse stock split to the Sage stockholders who hold Sage common stock as a capital asset and does not purport to address all of the possible tax consequences of the reverse stock split. This summary is based on the Code, Treasury Regulations issued under the Code and judicial and administrative interpretations thereof, all as in effect as of the date of this proxy statement, and all of which are subject to change at any time, possibly with retroactive effect. The discussion assumes that the reverse stock split will be consummated in accordance with the agreement and as further described in this proxy statement.
     This summary is not a complete description of all of the consequences of the reverse stock split and, in particular, does not address U.S. federal income tax considerations applicable to Sage stockholders subject to special treatment under U.S. federal income tax law. Persons subject to special treatment include, for example:
•	partnerships, S corporations and other pass-through entities;

•	foreign persons, foreign entities and U.S. expatriates;

•	mutual funds, banks, thrifts and other financial institutions;

•	dealers and traders in securities;

•	insurance companies;

•	tax-exempt entities and pension funds;

•	Sage stockholders who acquired their shares through a benefit plan or a tax-qualified retirement plan, or through the exercise of an employee stock option or similar derivative or otherwise as compensation;

•	Sage stockholders whose functional currency is not the U.S. dollar; and

•	Sage stockholders who hold Sage common stock as part of a “hedge,” “straddle,” “conversion,” “constructive sale” or other integrated investment or financial transaction.
     This discussion does not address any tax consequence of the reverse stock split arising under foreign, state or local laws or U.S. federal estate and gift tax laws.
     The tax treatment of a shareholder may vary depending upon the particular facts and circumstances of such shareholder. Each shareholder is urged to consult with such shareholder’s own tax advisor with respect to the consequences of the reverse stock split.
     Subject to the discussion below concerning the treatment of the receipt of cash in lieu of fractional shares of Sage common stock, the material U.S. federal income tax consequences of the reverse stock split are as follows:
•	Sage will not recognize any gain or loss as a result of the reverse stock split.

•	Sage stockholders will not recognize any gain or loss as a result of the reverse stock split, except with respect to cash received in lieu of fractional shares.

•	The aggregate adjusted basis of the shares of Sage common stock held by each Sage stockholder following the reverse stock split will be equal to the aggregate adjusted basis immediately prior to the reverse stock split, reduced by any basis attributable to a fractional share to the extent the receipt of cash is treated as a sale or exchange.

•	The holding period for the Sage common stock held by each Sage stockholder after the reverse stock split will include the holding period for the common stock held immediately prior to the reverse stock split.
     Where a Sage stockholder receives cash in lieu of a fractional share of Sage common stock, such cash will be treated as having been paid to the stockholder in redemption of such fractional share to which such stockholder was otherwise entitled. In general, each such stockholder will recognize capital gain or loss based on the difference between the amount of cash received and the stockholder’s adjusted basis in the fractional share, provided that such redemption is not treated as dividend income under applicable provisions of the Code. In general, the determination of whether the cash received in the reverse stock split will be treated as a sale or exchange or dividend income will depend on whether and to what extent the reverse stock split and payment of cash in lieu of fractional shares reduces the stockholder’s proportionate interest in Sage (taking into account applicable constructive ownership rules). Any capital gain or loss so recognized will constitute long-term capital gain or loss if the holding period for the Sage common stock is greater than one year as of the date of the reverse stock split. The deductibility of capital losses may be subject to limitations.
     Tarragon’s beliefs regarding the U.S. federal income tax consequences of the reverse stock split are not binding upon the Internal Revenue Service or the courts, and there can be no assurance that the Internal Revenue Service or the courts will accept the positions expressed above. The state and local tax consequences of the reverse stock split may vary significantly as to each shareholder, depending upon the state in which such shareholder resides.
Vote Required
     Approval of the charter amendment requires the affirmative vote of a majority of the total number of shares of Tarragon common stock that are outstanding on         , 2007, the record date for the Tarragon meeting of stockholders.
     TARRAGON’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE CHARTER AMENDMENT PROPOSAL AT THE MEETING.

TARRAGON HOMES OMNIBUS PLAN PROPOSAL
     Tarragon’s board of directors has approved the Tarragon Homes Omnibus Plan attached to this proxy statement as Annex G to be effective immediately following the distribution, subject to stockholder approval at the Tarragon meeting of stockholders. Tarragon’s board of directors believes that the Tarragon Homes Omnibus Plan is in the best interests of Tarragon Homes and its stockholders because it will help attract, retain and encourage performance by Tarragon Homes’ directors, officers, key employees and consultants and will provide such persons with incentives to put forth their best efforts for the success of Tarragon Homes.
     The Tarragon Homes Omnibus Plan provides for the granting of options, stock appreciation rights, restricted stock, annual incentive awards and long-term incentive awards to Tarragon Homes employees, directors and consultants, except that incentive stock options may only be granted to employees. The Tarragon Homes executive compensation committee will have the authority to administer the Tarragon Homes Omnibus Plan, including the authority to determine recipients of awards under the plan and the terms and provisions of such awards. The Tarragon Homes Omnibus Plan is designed to permit Tarragon Homes’ executive compensation committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m).
     The following is a brief summary of the Tarragon Homes Omnibus Plan. A form of the Tarragon Homes Omnibus Plan is attached as Annex G to this proxy statement, and the following description is qualified in its entirety by reference to the plan.
Shares Available for Issuance Under the Tarragon Homes Omnibus Plan
     The maximum number of shares of Tarragon Homes common stock available for issuance under the Tarragon Homes Omnibus Plan will be three million (3,000,000).
Eligible Participants in the Tarragon Homes Omnibus Plan
     Awards may be made under the Tarragon Homes Omnibus Plan to any of Tarragon Homes’ or its affiliates’ employees, officers or directors. Because participation and the types of awards under the Tarragon Homes Omnibus Plan are subject to the discretion of Tarragon Homes’ executive compensation committee, the benefits or amounts that will be received by any participant or groups of participants if the Tarragon Homes Omnibus Plan is approved are not currently determinable.
Administration
     Tarragon Homes’ board of directors will delegate to its executive compensation committee the authority to administer the Tarragon Homes Omnibus Plan. Subject to the terms of the Tarragon Homes Omnibus Plan, Tarragon Homes’ executive compensation committee may select participants to receive awards, determine the types of awards and the terms and conditions of awards, and interpret provisions of the Tarragon Homes Omnibus Plan.
Shares Reserved for Issuance Under the Tarragon Homes Omnibus Plan
     The shares to be issued under the Tarragon Homes Omnibus Plan will consist of authorized but unissued shares. If any shares covered by an award are not purchased or are forfeited, or if an award otherwise terminates without delivery of any shares, then the number of shares then-available for issuance under the Tarragon Homes Omnibus Plan will be increased by the amount of the shares that were covered by such award.
Options
     The Tarragon Homes Omnibus Plan will permit the granting of options to purchase shares of Tarragon Homes common stock intended to qualify as incentive stock options under the Code and stock options that do not qualify as incentive stock options. Only Tarragon Homes’ and its subsidiaries’ employees will be eligible to receive incentive stock options.
     The exercise price of each stock option may not be less than the fair market value of Tarragon Homes common stock on the grant date. In the case of any 10% stockholders who receive incentive stock options, the exercise price may not be less than 110% of the fair market value of Tarragon Homes common stock on the grant date. No repricing of options will be permitted under the Tarragon Homes Omnibus Plan.
     The term of each stock option will be fixed by Tarragon Homes’ executive compensation committee and may not exceed ten years from the grant date. Tarragon Homes’ executive compensation committee will determine at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options may be made exercisable in installments. The right to exercise options may be accelerated by the executive compensation committee.
     In general, an optionee may pay the exercise price of an option in cash, by tendering shares which have been held by the optionee for at least six months, or by means of a broker-assisted cashless exercise. Tarragon Homes’ executive officers or directors will not be permitted to pay the exercise price of an option by means of cashless exercise unless they have obtained express prior consent of Tarragon Homes’ executive compensation committee and the cashless exercise is in compliance with law.
     Stock options granted under the Tarragon Homes Omnibus Plan may not be sold, transferred, pledged or assigned other than by will or under applicable laws of descent and distribution. However, Tarragon Homes may permit limited transfers of non-qualified options for the benefit of immediate family members of grantees or to comply with a qualified domestic relations order.
Performance Awards
     Participants designated by the executive compensation committee will be eligible to receive annual incentive awards or long-term incentive awards under the Tarragon Homes Omnibus Plan, which will be paid in cash, Tarragon Homes common stock or other property in the discretion of the executive compensation committee, based upon the achievement of individual performance objectives pre-established by the executive compensation committee. No participant will be entitled to receive an annual incentive award in excess of $4 million or a long-term incentive award in excess of $6 million under the Tarragon Homes Omnibus Plan. Eligibility to participate is determined exclusively by the executive compensation committee and will vary from year to year. Performance goals established by Tarragon Homes’ executive compensation committee for each participant will consist of target levels of performance for the period(s) designated by the executive compensation committee and will be based solely upon one or more of the following measures of performance:
•	Pre-tax or after-tax income from continuing operations;

•	Sales or revenue, including from unconsolidated entities;

•	Operating profit;

•	General and administrative expenses;

•	Earnings or book value per share;

•	Net income;

•	Net asset value;

•	Stock price appreciation;

•	Return on equity, assets, capital or investment;

•	Achieving sales targets, including pricing levels and absorption rates;

•	Earnings before interest, taxes, depreciation and amortization (EBITDA);

•	Earnings before interest and taxes (EBIT);

•	Achieving a reduction in outstanding indebtedness;

•	Debt-to-equity ratios;

•	Funds from operations; and

•	Liquidity measured by availability of credit plus cash on hand.
     Performance goals may be expressed with respect to the Tarragon Homes business as a whole, a division or strategic business unit of Tarragon Homes or one or more projects, and may be expressed in terms of absolute levels or percentages or ratios expressing relationships between two or more of the foregoing measures of performance, period-to-period changes, relative to business plans or budgets or relative to one or more other companies or one or more indices. The performance goals may differ for grants to any one grantee or to different grantees. Because amounts to be paid to participants depend on satisfaction of performance goals set by the executive compensation committee, the amount that will be paid in the current fiscal year or any subsequent fiscal year to individual participants, or that would have been paid in the last fiscal year, cannot be determined.
Awards to Non-Employee Directors
     Beginning on January 1, 2008, each non-employee director who is serving as a director of Tarragon Homes on January 1 of each fiscal year will receive an option for 2,000 shares of Tarragon Homes common stock on the first business day of the fiscal year. The executive compensation committee may at any time, in its discretion, increase the size of this grant on or before that date. No award will be deemed to confer upon any director any right to serve as a director for any period of time or to continue at any rate of compensation. The term of each of these options awarded to a non-employee director will be for a fixed expiration date of ten years from the grant date or the first anniversary of the date the director ceases to be a director, whichever occurs first. Each of these options granted to directors of Tarragon Homes will be immediately exercisable. The exercise price of each option granted to a non-employee director will be the fair market value of the shares of Tarragon Homes common stock on the grant date.
Other Awards
     Tarragon Homes’ executive compensation committee may also award:
•	Restricted stock, which are shares of Tarragon Homes common stock subject to restrictions.

•	Unrestricted stock, which are shares of Tarragon Homes common stock free of restrictions.

•	Stock appreciation rights, which are rights to receive a number of shares of Tarragon Homes common stock or, in the discretion of Tarragon Homes’ executive compensation committee, an amount in cash or a combination of stock and cash, based on the increase in the fair market value of the stock underlying the right during a stated period specified by Tarragon Homes’ executive compensation committee.
     Tarragon Homes’ executive compensation committee may also grant stock options or any of these other awards instead of cash compensation. Where Tarragon Homes’ executive compensation committee elects to grant such awards, the value of Tarragon Homes common stock subject to the award will be equivalent to the cash compensation that would have otherwise been received.

Effect of Certain Corporate Transactions
     Certain change-in-control transactions involving Tarragon Homes, such as a sale of substantially all of its assets or a merger transaction, may cause awards granted under the Tarragon Homes Omnibus Plan to vest, unless the awards are continued or substituted for in connection with the change-in-control transaction.
Adjustments for Stock Dividends and Similar Events
     Tarragon Homes’ executive compensation committee will make appropriate adjustments in outstanding awards and the number of shares available for issuance under the Tarragon Homes Omnibus Plan, including the individual limitations on awards, to reflect Tarragon Homes common stock dividends, stock splits and other similar events.
Section 162(m) of the Code
     Section 162(m) of the Code limits Tarragon Homes to an annual deduction for federal income tax purposes of $1,000,000 for compensation paid to its covered employees. Performance-based compensation is excluded from this limitation. The Tarragon Homes Omnibus Plan is designed to permit Tarragon Homes’ executive compensation committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m).
     To qualify as performance-based:
•	the compensation must be paid solely on account of the attainment of one or more pre-established, objective performance goals;

•	the performance goal under which compensation is paid must be established by a committee comprised solely of two or more directors who qualify as outside directors for the purposes of the exception;

•	the material terms under which the compensation is to be paid must be disclosed to and subsequently approved by the Tarragon Homes stockholders before payment is made; and

•	Tarragon Homes’ executive compensation committee must certify in writing before payment of the compensation that the performance goals and any other material terms were in fact satisfied, except that no certification is required in connection with stock options that have an exercise price equal to the fair market value on the grant date.
     In the case of compensation attributable to stock options, the performance goal requirement is deemed satisfied, and the certification requirement is inapplicable, if the grant or award is made by Tarragon Homes’ executive compensation committee; the incentive plan under which the option is granted states the maximum number of shares with respect to which options may be granted during a specified period to an employee; and under the terms of the option, the amount of compensation is based solely on an increase in the value of the shares after the date of grant.
     The Tarragon Homes Omnibus Plan provides that the maximum number of shares of Tarragon Homes common stock that can be awarded under the plan to any one person during any calendar year is 500,000 shares of Tarragon Homes common stock for options and stock appreciation rights and 500,000 shares of Tarragon Homes common stock for restricted stock. In addition, Tarragon Homes will not issue more than 1,750,000 shares of Tarragon Homes common stock upon the exercise of incentive stock options.

Federal Income Tax Consequences of Awards Under the Tarragon Homes Omnibus Plan
Incentive Stock Options
     The grant of an incentive stock option under the Tarragon Homes Omnibus Plan will not be a taxable event for the grantee or Tarragon Homes. A grantee will not recognize taxable income upon exercise of an incentive stock option, except that the alternative minimum tax may apply, and any gain realized upon a disposition of shares of Tarragon Homes common stock received pursuant to the exercise of an incentive stock option will be taxed as long-term capital gain if the grantee holds the shares for at least two years after the date of grant and for one year after the date of exercise, or the holding period requirement. Tarragon Homes will not be entitled to any business expense deduction with respect to the exercise of an incentive stock option, except as discussed below.
     For the exercise of an option to qualify for the foregoing tax treatment, the grantee generally must be an employee of Tarragon Homes or any of its subsidiaries from the date the option is granted through a date within three months before the date of exercise of the option.
     If all of the foregoing requirements are met except the holding period requirement mentioned above, the grantee will recognize ordinary income upon the disposition of the shares in an amount generally equal to the excess of the fair market value of the shares at the time the option was exercised over the option exercise price, but not in excess of the gain realized on the sale. The balance of the realized gain, if any, will be capital gain. Tarragon Homes will be allowed a business expense deduction to the extent the grantee recognizes ordinary income, subject to Tarragon Homes’ compliance with Section 162(m) of the Code and to certain reporting requirements.
Non-Qualified Options
     The grant of a non-qualified option under the Tarragon Homes Omnibus Plan will not be a taxable event for the grantee or Tarragon Homes. Upon exercising a non-qualified option, a grantee will recognize ordinary income in an amount equal to the difference between the exercise price and the fair market value of the shares on the date of exercise. Upon a subsequent sale or exchange of shares acquired pursuant to the exercise of a non-qualified option, the grantee will have taxable capital gain or loss, measured by the difference between the amount realized on the disposition and the tax basis of the shares, generally, the amount paid for the shares plus the amount treated as ordinary income at the time the option was exercised.
     If Tarragon Homes complies with applicable reporting requirements and with the restrictions of Section 162(m) of the Code, it will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.
     A grantee who has transferred a non-qualified stock option to a family member by gift will realize taxable income at the time the non-qualified stock option is exercised by the family member. The grantee will be subject to withholding of income and employment taxes at that time. The family member’s tax basis in the shares will be the fair market value of the shares on the date the option is exercised. The transfer of vested non-qualified stock options will be treated as a completed gift for gift and estate tax purposes. Once the gift is completed, neither the transferred options nor the shares acquired on exercise of the transferred options will be includable in the grantee’s estate for estate tax purposes.
Restricted Stock
     A grantee who is awarded restricted stock under the Tarragon Homes Omnibus Plan will not recognize any taxable income for federal income tax purposes in the year of the award, provided that the shares are subject to restrictions, that is, the restricted stock is nontransferable and subject to a substantial risk of forfeiture. However, the grantee may elect under Section 83(b) of the Code to recognize compensation income in the year of the award in an amount equal to the fair market value of the shares on the date of the award, less the purchase price, if any, determined without regard to the restrictions. If the grantee does not make such a Section 83(b) election, the fair market value of the shares on the date the restrictions lapse, less the purchase price, if any, will be treated as compensation income to the grantee and will be taxable in the year the restrictions lapse. If Tarragon Homes complies with applicable reporting requirements and with the restrictions of Section 162(m) of the Code, it will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.
Unrestricted Stock
     A grantee who is awarded unrestricted stock under the Tarragon Homes Omnibus Plan will recognize ordinary income in an amount equal to the fair market value of the shares on the date of the award, reduced by the amount, if any, paid for such shares. Tarragon Homes will generally be allowed a business expense deduction in the same amount and at the same time as the grantee recognizes any ordinary income, subject to Tarragon Homes’ compliance with Section 162(m) of the Code.
Stock Appreciation Rights
     There are no immediate tax consequences of receiving an award of stock appreciation rights under the Tarragon Homes Omnibus Plan. Upon exercising a stock appreciation right, a grantee will recognize ordinary income in an amount equal to the difference between the exercise price and the fair market value of the shares on the date of exercise. If Tarragon Homes complies with applicable reporting requirements and with the restrictions of Section 162(m) of the Code, Tarragon Homes will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.
Performance and Annual Incentive Awards
     The award of a performance or annual incentive award under the Tarragon Homes Omnibus Plan will have no federal income tax consequences for the grantee or Tarragon Homes. The payment of the award is taxable to a grantee as ordinary income. If Tarragon Homes complies with applicable reporting requirements and with the restrictions of Section 162(m) of the Code, it will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.
Plan Termination
     The Tarragon Homes Omnibus Plan will terminate automatically ten years after its effective date, which will be the date of the distribution. Tarragon Homes’ board of directors may terminate or, subject to certain limitations, amend the plan at any time and for any reason. Amendments are contingent upon stockholder approval to the extent required by Tarragon Homes’ board of directors, applicable law or applicable listing requirements.
Vote Required
     Approval of the Tarragon Homes Omnibus Plan requires the affirmative approval of a majority of the votes cast by holders of Tarragon common stock entitled to vote at the Tarragon meeting of stockholders.
     TARRAGON’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE TARRAGON HOMES OMNIBUS PLAN PROPOSAL AT THE MEETING.

SAGE NEW OMNIBUS PLAN PROPOSAL
     Tarragon’s board of directors has approved the Sage New Omnibus Plan attached to this proxy statement as Annex H to be effective immediately following the distribution, subject to stockholder approval at the Tarragon meeting of stockholders. Tarragon’s board of directors believes that the Sage New Omnibus Plan is in the best interests of Sage and its stockholders because it will help attract, retain and encourage performance by Sage’s directors, officers, key employees and consultants and will provide such persons with incentives to put forth their best efforts for the success of Sage.
     The Sage New Omnibus Plan provides for the granting of options, stock appreciation rights and restricted stock to Sage employees, directors and consultants, except that incentive stock options may only be granted to employees. The Sage executive compensation committee will have the authority to administer the Sage New Omnibus Plan, including the authority to determine recipients of awards under the plan and the terms and provisions of such awards. The Sage New Omnibus Plan is designed to permit Sage’s executive compensation committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m).
     The following is a brief summary of the Sage New Omnibus Plan. A form of the Sage New Omnibus Plan is attached as Annex H to this proxy statement, and the following description is qualified in its entirety by reference to the plan.
Shares Available for Issuance Under the Sage New Omnibus Plan
     The maximum number of shares of Sage common stock available for issuance under the Sage New Omnibus Plan will be         .
Eligible Participants in the Sage New Omnibus Plan
     Awards may be made under the Sage New Omnibus Plan to any of Sage’s or its affiliates’ employees, officers or directors. Because participation and the types of awards under the Sage New Omnibus Plan are subject to the discretion of Sage’s executive compensation committee, the benefits or amounts that will be received by any participant or groups of participants if the Sage New Omnibus Plan is approved are not currently determinable.
Administration
     Sage’s board of directors will delegate to its executive compensation committee the authority to administer the Sage New Omnibus Plan. Subject to the terms of the Sage New Omnibus Plan, Sage’s executive compensation committee may select participants to receive awards, determine the types of awards and the terms and conditions of awards, and interpret provisions of the Sage New Omnibus Plan.
Shares Reserved for Issuance Under the Sage New Omnibus Plan
     The shares to be issued under the Sage New Omnibus Plan will consist of authorized but unissued shares. If any shares covered by an award are not purchased or are forfeited, or if an award otherwise terminates without delivery of any shares, then the number of shares then-available for issuance under the Sage New Omnibus Plan will be increased by the amount of the shares that were covered by such award.
Options
     The Sage New Omnibus Plan will permit the granting of options to purchase shares of Sage common stock intended to qualify as incentive stock options under the Code and stock options that do not qualify as incentive stock options. Only Sage’s and its subsidiaries’ employees will be eligible to receive incentive stock options.
     The exercise price of each stock option may not be less than the fair market value of Sage common stock on the grant date. In the case of any 10% stockholders who receive incentive stock options, the exercise price may not be less than 110% of the fair market value of Sage common stock on the grant date. No repricing of options will be permitted under the Sage New Omnibus Plan.
     The term of each stock option will be fixed by Sage’s executive compensation committee and may not exceed ten years from the grant date. Sage’s executive compensation committee will determine at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options may be made exercisable in installments. The right to exercise options may be accelerated by the executive compensation committee.
     In general, an optionee may pay the exercise price of an option in cash, by tendering shares which have been held by the optionee for at least six months, or by means of a broker-assisted cashless exercise. Sage’s executive officers or directors will not be permitted to pay the exercise price of an option by means of cashless exercise unless they have obtained express prior consent of Sage’s executive compensation committee and the cashless exercise is in compliance with law.
     Stock options granted under the Sage New Omnibus Plan may not be sold, transferred, pledged or assigned other than by will or under applicable laws of descent and distribution. However, Sage may permit limited transfers of non-qualified options for the benefit of immediate family members of grantees or to comply with a qualified domestic relations order.
Performance Awards
     Participants designated by the executive compensation committee will be eligible to receive annual incentive awards or long-term incentive awards under the Sage Omnibus Plan, which will be paid in cash, Sage common stock or other property in the discretion of the executive compensation committee, based upon the achievement of individual performance objectives pre-established by the executive compensation committee. No participant will be entitled to receive an annual incentive award in excess of $4 million or a long-term incentive award in excess of $6 million under the Sage Omnibus Plan. Eligibility to participate is determined exclusively by the executive compensation committee and will vary from year to year. Performance goals established by Sage’s executive compensation committee for each participant will consist of target levels of performance for the period(s) designated by the executive compensation committee and will be based solely upon one or more of the following measures of performance:
•	Pre-tax or after-tax income from continuing operations;

•	Sales or revenue, including from unconsolidated entities;

•	Operating profit;

•	General and administrative expenses;

•	Earnings or book value per share;

•	Net income;

•	Net asset value;

•	Stock price appreciation;

•	Return on equity, assets, capital or investment;

•	Achieving sales targets, including pricing levels and absorption rates;

•	Earnings before interest, taxes, depreciation and amortization (EBITDA);

•	Earnings before interest and taxes (EBIT);

•	Achieving a reduction in outstanding indebtedness;

•	Net operating income;

•	Debt-to-equity ratios;

•	Funds from operations;

•	Liquidity measured by availability of credit plus cash on hand; and

•	Number of units under management and average occupancy.
     Performance goals may be expressed with respect to the Sage business as a whole, a division or strategic business unit of Sage or one or more projects, and may be expressed in terms of absolute levels or percentages or ratios expressing relationships between two or more of the foregoing measures of performance, period-to-period changes, relative to business plans or budgets or relative to one or more other companies or one or more indices. The performance goals may differ for grants to any one grantee or to different grantees. Because amounts to be paid to participants depend on satisfaction of performance goals set by the executive compensation committee, the amount that will be paid in the current fiscal year or any subsequent fiscal year to individual participants, or that would have been paid in the last fiscal year, cannot be determined.
Awards to Non-Employee Directors
     Beginning on January 1, 2008, each non-employee director of Sage who is serving as a director on January 1 of each fiscal year will receive an option for 2,000 shares of Sage common stock on the first business day of the fiscal year. The executive compensation committee may at any time, in its discretion, increase the size of this grant on or before that date. No award will be deemed to confer upon any director any right to serve as a director for any period of time or to continue at any rate of compensation. The term of each of these options awarded to a non-employee director will be for a fixed expiration date of ten years from the grant date or the first anniversary of the date the director ceases to be a director, whichever occurs first. Each of these options granted to directors of Tarragon Homes will be immediately exercisable. The exercise price of each option granted to a non-employee director will be the fair market value of the shares of Sage common stock on the grant date.
Other Awards
     Sage’s executive compensation committee may also award:
•	Restricted stock, which are shares of Sage common stock subject to restrictions.

•	Unrestricted stock, which are shares of Sage common stock free of restrictions.

•	Stock appreciation rights, which are rights to receive a number of shares of Sage common stock or, in the discretion of Sage’s executive compensation committee, an amount in cash or a combination of stock and cash, based on the increase in the fair market value of the stock underlying the right during a stated period specified by Sage’s executive compensation committee.
     Sage’s executive compensation committee may also grant stock options or any of these other awards instead of cash compensation. Where Sage’s executive compensation committee elects to grant such awards, the value of Sage common stock subject to the award will be equivalent to the cash compensation that would have otherwise been received.
Effect of Certain Corporate Transactions
     Certain change-in-control transactions involving Sage, such as a sale of substantially all of its assets or a merger transaction, may cause awards granted under the Sage New Omnibus Plan to vest, unless the awards are continued or substituted for in connection with the change-in-control transaction.

Adjustments for Stock Dividends and Similar Events
     Sage’s executive compensation committee will make appropriate adjustments in outstanding awards and the number of shares available for issuance under the Sage New Omnibus Plan, including the individual limitations on awards, to reflect Sage common stock dividends, stock splits and other similar events.
Section 162(m) of the Code
     Section 162(m) of the Code limits Sage to an annual deduction for federal income tax purposes of $1,000,000 for compensation paid to its covered employees. Performance-based compensation is excluded from this limitation. The Sage New Omnibus Plan is designed to permit Sage’s executive compensation committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m).
     To qualify as performance-based:
•	the compensation must be paid solely on account of the attainment of one or more pre-established, objective performance goals;

•	the performance goal under which compensation is paid must be established by a committee comprised solely of two or more directors who qualify as outside directors for the purposes of the exception;

•	the material terms under which the compensation is to be paid must be disclosed to and subsequently approved by the Tarragon Homes stockholders before payment is made; and

•	Sage’s executive compensation committee must certify in writing before payment of the compensation that the performance goals and any other material terms were in fact satisfied, except that no certification is required in connection with stock options that have an exercise price equal to the fair market value on the grant date.
     In the case of compensation attributable to stock options, the performance goal requirement is deemed satisfied, and the certification requirement is inapplicable, if the grant or award is made by Sage’s executive compensation committee; the incentive plan under which the option is granted states the maximum number of shares with respect to which options may be granted during a specified period to an employee; and under the terms of the option, the amount of compensation is based solely on an increase in the value of the shares after the date of grant.
     The Sage New Omnibus Plan provides that the maximum number of shares of Sage common stock that can be awarded under the plan to any one person during any calendar year is         of Sage common stock for options and stock appreciation rights and         of Sage common stock for restricted stock. In addition, Sage will not issue more than                shares of Sage common stock upon the exercise of incentive stock options.
Federal Income Tax Consequences of Awards Under the Sage New Omnibus Plan
Incentive Stock Options
     The grant of an incentive stock option under the Sage New Omnibus Plan will not be a taxable event for the grantee or Sage. A grantee will not recognize taxable income upon exercise of an incentive stock option, except that the alternative minimum tax may apply, and any gain realized upon a disposition of shares of Sage common stock received pursuant to the exercise of an incentive stock option will be taxed as long-term capital gain if the grantee holds the shares for at least two years after the date of grant and for one year after the date of exercise, or the holding period requirement. Sage will not be entitled to any business expense deduction with respect to the exercise of an incentive stock option, except as discussed below.
     For the exercise of an option to qualify for the foregoing tax treatment, the grantee generally must be an employee of Sage or any of its subsidiaries from the date the option is granted through a date within three months before the date of exercise of the option.
     If all of the foregoing requirements are met except the holding period requirement mentioned above, the grantee will recognize ordinary income upon the disposition of the shares in an amount generally equal to the excess of the fair market value of the shares at the time the option was exercised over the option exercise price, but not in excess of the gain realized on the sale. The balance of the realized gain, if any, will be capital gain. Sage will be allowed a business expense deduction to the extent the grantee recognizes ordinary income, subject to Sage’s compliance with Section 162(m) of the Code and to certain reporting requirements.
Non-Qualified Options
     The grant of a non-qualified option under the Sage New Omnibus Plan will not be a taxable event for the grantee or Sage. Upon exercising a non-qualified option, a grantee will recognize ordinary income in an amount equal to the difference between the exercise price and the fair market value of the shares on the date of exercise. Upon a subsequent sale or exchange of shares acquired pursuant to the exercise of a non-qualified option, the grantee will have taxable capital gain or loss, measured by the difference between the amount realized on the disposition and the tax basis of the shares, generally, the amount paid for the shares plus the amount treated as ordinary income at the time the option was exercised.
     If Sage complies with applicable reporting requirements and with the restrictions of Section 162(m) of the Code, it will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.
     A grantee who has transferred a non-qualified stock option to a family member by gift will realize taxable income at the time the non-qualified stock option is exercised by the family member. The grantee will be subject to withholding of income and employment taxes at that time. The family member’s tax basis in the shares will be the fair market value of the shares on the date the option is exercised. The transfer of vested non-qualified stock options will be treated as a completed gift for gift and estate tax purposes. Once the gift is completed, neither the transferred options nor the shares acquired on exercise of the transferred options will be includable in the grantee’s estate for estate tax purposes.
Restricted Stock
     A grantee who is awarded restricted stock under the Sage New Omnibus Plan will not recognize any taxable income for federal income tax purposes in the year of the award, provided that the shares are subject to restrictions, that is, the restricted stock is nontransferable and subject to a substantial risk of forfeiture. However, the grantee may elect under Section 83(b) of the Code to recognize compensation income in the year of the award in an amount equal to the fair market value of the shares on the date of the award, less the purchase price, if any, determined without regard to the restrictions. If the grantee does not make such a Section 83(b) election, the fair market value of the shares on the date the restrictions lapse, less the purchase price, if any, will be treated as compensation income to the grantee and will be taxable in the year the restrictions lapse. If Sage complies with applicable reporting requirements and with the restrictions of Section 162(m) of the Code, it will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.
Unrestricted Stock
     A grantee who is awarded unrestricted stock under the Sage New Omnibus Plan will recognize ordinary income in an amount equal to the fair market value of the shares on the date of the award, reduced by the amount, if any, paid for such shares. Sage will generally be allowed a business expense deduction in the same amount and at the same time as the grantee recognizes any ordinary income, subject to Sage’s compliance with Section 162(m) of the Code.
Stock Appreciation Rights
     There are no immediate tax consequences of receiving an award of stock appreciation rights under the Sage New Omnibus Plan. Upon exercising a stock appreciation right, a grantee will recognize ordinary income in an amount equal to the difference between the exercise price and the fair market value of the shares on the date of exercise. If Sage complies with applicable reporting requirements and with the restrictions of Section 162(m) of the Code, it will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.
Performance and Annual Incentive Awards
     The award of a performance or annual incentive award under the Sage New Omnibus Plan will have no federal income tax consequences for the grantee or Sage. The payment of the award is taxable to a grantee as ordinary income. If Sage complies with applicable reporting requirements and with the restrictions of Section 162(m) of the Code, it will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.
Plan Termination
     The Sage New Omnibus Plan will terminate automatically ten years after its effective date, which will be the date of the distribution. Sage’s board of directors may terminate or, subject to certain limitations, amend the plan at any time and for any reason. Amendments are contingent upon stockholder approval to the extent required by Sage’s board of directors, applicable law or applicable listing requirements.
Vote Required
     Approval of the Sage New Omnibus Plan requires the affirmative approval of a majority of the votes cast by holders of Tarragon common stock entitled to vote at the Tarragon meeting of stockholders.
     TARRAGON’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE SAGE NEW OMNIBUS PLAN PROPOSAL AT THE MEETING.

SUBMISSION OF STOCKHOLDER PROPOSALS
     In accordance with rules of the SEC, stockholder proposals for presentation at Tarragon’s 2007 annual meeting of stockholders were required to be delivered to Tarragon Corporation, 3100 Monticello Avenue, Suite 200, Dallas, Texas 75205, Attention: corporate secretary, no later than January 2, 2007. No such stockholder proposals were submitted by that deadline. If you would like to submit a proposal for Tarragon’s 2007 annual meeting of stockholders, which would not be included in Tarragon’s proxy statement, you must submit a proposal in writing no later than 35 days prior to Tarragon’s 2007 annual meeting of stockholders. Any such proposal must be in compliance with applicable law and Tarragon’s bylaws.
DELIVERY OF PROXY STATEMENTS
     Tarragon has adopted, and following the distribution Sage will continue to apply, a procedure approved by the SEC called “householding.” Tarragon stockholders of record who have the same address and last name will receive only one copy of this proxy statement, unless one or more or these stockholders notifies Tarragon that they wish to continue receiving individual copies. This procedure will reduce Tarragon’s printing costs and postage fees. Stockholders sharing an address who wish to receive separate copies should contact Tarragon’s corporate secretary by mail at 423 West 55th Street, 12th Floor, New York, New York 10019 or by telephone at (212) 949-5000. Tarragon will promptly deliver, upon oral or written request, a separate copy of this proxy statement.
     Tarragon stockholders who participate in householding will continue to receive separate proxy cards. Also, householding does not apply to dividend mailings.
     If you are eligible for householding, but you and other Tarragon stockholders of record with whom you share an address currently receive multiple copies of Tarragon’s annual reports, notices of stockholder meetings and proxy materials, or if you hold stock in more than one account, and in either case you wish to receive only a single copy of each of these documents for your household in the future, please contact Tarragon’s transfer agent, and Sage’s transfer agent following the distribution, American Stock Transfer and Trust, at:
American Stock Transfer and Trust Company
6201 15th Avenue
Brooklyn, NY 11219
(800) 937-5449
     Beneficial owners can request information about householding from their banks, brokers or other holders of record.
AVAILABLE INFORMATION
     Tarragon is, and following the distribution Sage will continue to be, subject to the information and reporting requirements of the Securities Act and, in accordance with the Exchange Act, it files annual, quarterly and current reports, proxy statements and other information with the SEC. Copies of these reports, proxy statements and other information may be examined without charge in the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the Public Reference Room. Copies of all or a portion of this proxy statement can be obtained from the Public Reference Room upon payment of prescribed fees. Tarragon’s filings with the SEC are also available to the public from commercial document retrieval services and on the SEC’s website at http://www.sec.gov.
     This document constitutes a part of the registration statement on Form 10, together with all amendments, supplements, schedules and exhibits to the registration statement, referred to as the registration statement, which Tarragon Homes has filed with the SEC covering shares of Tarragon Homes common stock to be registered immediately upon the distribution. This proxy statement does not contain all of the information in the registration statement. Each statement contained in this proxy statement as to the contents of any contract, agreement or other document filed as an exhibit to the registration statement is qualified in its entirety by reference to that exhibit for a more complete description of the matter involved. The registration statement can be examined at the SEC’s Public Reference Room.

     Following the distribution, Tarragon Homes will be subject to the information and reporting requirements of the Exchange Act and will be required to file periodic reports, proxy statements and other information with the SEC. Tarragon Homes will send an annual report to stockholders, containing audited financial statements and any additional reports or statements required by the SEC.
     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT TO VOTE ON THE PROPOSALS. TARRAGON HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT. THIS PROXY STATEMENT IS DATED                          , 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and
Stockholders of Tarragon Corporation
We have audited the accompanying consolidated balance sheets of Tarragon Corporation and subsidiaries (collectively, the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tarragon Corporation and subsidiaries, as of December 31, 2005 and 2004, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedules II and III, included in Part IV of Form 10-K/A are presented for purposes of additional analysis and are not a required part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
As discussed in Note 1 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Interpretation 46-R “Consolidation of Variable Interest Entities” in 2004.
As discussed in Note 16, the Company has restated the 2005 and 2004 consolidated financial statements.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Tarragon Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2006, expressed an unqualified opinion on management’s assessment of, and an unqualified opinion on the effective operation of, internal control over financial reporting.
/s/ Grant Thornton LLP
Dallas, Texas
March 15, 2006 (except for Note 16 as to which the date is November 9, 2006)

TARRAGON CORPORATION
CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)

	December 31,
	2005	2004
	Restated	Restated
Assets
Homebuilding inventory:
Land and land improvement costs	$259,287	$99,353
Construction in progress	795,781	188,000
Real estate held for investment (net of accumulated depreciation of $85,946 in 2005 and $145,469 in 2004)	415,448	567,493
Contracts receivable	49,745	99,744
Assets held for sale	63,521	21,870
Investments in and advances to partnerships and joint ventures	78,080	47,707
Cash and cash equivalents	39,044	22,377
Restricted cash	28,642	32,120
Other assets, net	73,863	51,313

	$1,803,411	$1,129,977

Liabilities and Stockholders’ Equity
Liabilities
Notes and interest payable:
Loans on homebuilding developments	$760,152	$217,674
Mortgages on real estate	476,942	582,584
Subordinated unsecured notes	65,000	—
Senior convertible notes	5,750	62,000
Other notes payable	11,144	8,400
Accrued interest	7,493	4,695
Liabilities related to assets held for sale	54,671	20,664
Deferred tax liability	27,736	2,957
Other liabilities	102,105	72,750

	1,510,993	971,724

Commitments and contingencies

Minority interest	14,403	21,760

Stockholders’ equity
Common stock, $.01 par value; authorized shares, 100,000,000; shares issued, 37,937,860 in 2005 and 21,179,479 in 2004	379	212
Special stock, $.01 par value; authorized shares, 17,500,000; no shares outstanding	—	—
Cumulative preferred stock, $.01 par value; authorized shares, 2,500,000; shares outstanding, 748,833 in 2005 and 753,333 in 2004; liquidation preference, $8,986 in 2005 and $9,040 in 2004, or $12 per share	7	8
Paid-in capital	402,531	336,846
Accumulated deficit	(86,144)	(173,743)
Treasury stock, at cost (9,370,496 shares in 2005 and 5,856,587 shares in 2004)	(38,758)	(26,830)

	278,015	136,493

	$1,803,411	$1,129,977

The accompanying notes are an integral part of these Consolidated Financial Statements.

TARRAGON CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(Dollars in Thousands, Except Per Share Data)

	For the Years Ended December 31,
	2005	2004	2003
	Restated	Restated
Revenue
Homebuilding sales	$504,722	$220,465	$56,279
Rental and other	91,485	82,869	48,907

	596,207	303,334	105,186

Expenses
Cost of homebuilding sales	394,999	175,279	46,431
Property operations	45,387	41,566	26,168
Depreciation	15,145	17,727	12,065
Provision for estimated losses	1,628	—	—
Impairment charges	—	733	—
General and administrative
Corporate	21,045	16,579	13,234
Property	5,072	4,359	3,692

	483,276	256,243	101,590

Other income and expenses
Equity in income of partnerships and joint ventures	29,603	15,193	22,476
Minority interests in income of consolidated partnerships and joint ventures	(10,071)	(5,976)	(2,590)
Interest income (including $242 in 2005, $332 in 2004, and $678 in 2003 from affiliates)	995	728	1,605
Interest expense (including $49 in 2005, $12 in 2004, and $2 in 2003 to affiliates)	(53,733)	(26,641)	(17,883)
Gain on sale of real estate	3,808	378	1,223
Gain (loss) on disposition of other assets	(300)	2,075	—
Loss on early extinguishment of debt	(9,354)	—	—
Litigation, settlements, and other claims	(1,214)	(250)	60

Income from continuing operations before income taxes	72,665	32,598	8,487
Income tax (expense) benefit	(27,649)	2,160	—

Income from continuing operations	45,016	34,758	8,487
Discontinued operations, net of income taxes ($26.7 million in 2005, $7.4 million in 2004, and none in 2003) Income (loss) from operations	1,773	613	(411)
Gain on sale of real estate	41,709	10,950	23,118
Cumulative effect of change in accounting principle	—	(16,803)	—

Net income	88,498	29,518	31,194
Dividends on cumulative preferred stock	(899)	(904)	(785)

Net income allocable to common stockholders	$87,599	$28,614	$30,409

The accompanying notes are an integral part of these Consolidated Financial Statements.

TARRAGON CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (Continued)
(Dollars in Thousands, Except Per Share Data)

	For the Years Ended December 31,
	2005	2004	2003
	Restated	Restated
Earnings per common share
Income from continuing operations allocable to common stockholders	$1.71	$1.51	$.35
Discontinued operations	1.68	.51	1.03
Cumulative effect of change in accounting principle	—	(.75)	—

Net income allocable to common stockholders	$3.39	$1.27	$1.38

Earnings per common share – assuming dilution
Income from continuing operations allocable to common stockholders	$1.58	$1.28	$.31
Discontinued operations	1.35	.43	.89
Cumulative effect of change in accounting principle	—	(.62)	—

Net income allocable to common stockholders	$2.93	$1.09	$1.20

The accompanying notes are an integral part of these Consolidated Financial Statements.

TARRAGON CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Preferred Stock		Common Stock				Treasury
					Paid-in	Accumulated	Stock	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Amount	Equity
					(dollars in thousands)
Balance, January 1, 2003	560,518	$6	7,896,760	$116	$337,547	$(232,766)	$(31,170)	$73,733
Repurchase of common stock	—	—	(275,443)	—	—	—	(4,151)	(4,151)
Retirement of preferred stock	(3,000)	—	—	—	(35)	—	—	(35)
Retirement of treasury stock	—	—	—	(9)	(8,045)	—	8,054	—
Stock options exercised	—	—	38,644	—	246	—	—	246
Three-for-two common stock split	—	—	3,924,012	58	(58)	—	—	—
Dividends on cumulative preferred stock ($1.20 per share)	—	—	—	—	—	(785)	—	(785)
Compensation expense related to stock options granted	—	—	—	—	268	—	—	268
Purchase of homebuilding inventory	195,815	2	—	—	2,856	—	—	2,858
Net income	—	—		—	—	31,194	—	31,194

Balance, December 31, 2003	753,333	8	11,583,973	165	332,779	(202,357)	(27,267)	103,328
Repurchase of common stock	—	—	(152,094)	—	—	—	(2,093)	(2,093)
Retirement of treasury stock	—	—	—	(4)	(2,526)	—	2,530	—
Stock options exercised	—	—	996,083	10	5,870	—	—	5,880
Income tax benefits for nonqualified stock option exercises	—	—	—	—	331	—	—	331
Five-for-four common stock split	—	—	2,894,930	41	(41)	—	—	—
Dividends on cumulative preferred stock ($1.20 per share)	—	—	—	—	—	(904)	—	(904)
Compensation expense related to stock options granted	—	—	—	—	433	—	—	433
Net income (restated)	—	—	—	—	—	29,518	—	29,518

Balance, December 31, 2004 (restated)	753,333	8	15,322,892	212	336,846	(173,743)	(26,830)	136,493
Repurchase of common stock	—	—	(603,016)	—	—	—	(11,928)	(11,928)
Retirement of preferred stock	(4,500)	(1)	—	—	(56)	—	—	(57)
Stock issued in connection with conversion of convertible debt	—	—	4,595,579	46	56,204	—	—	56,250
Acquisition of interests in partnerships and joint ventures	—	—	85,402	—	1,771	—	—	1,771
Dividends on cumulative preferred stock ($1.20 per share)	—	—	—	—	—	(899)	—	(899)
Stock options exercised	—	—	1,463,159	15	6,066	—	—	6,081
Three-for-two common stock split	—	—	7,703,348	106	(106)	—	—	—
Compensation expense related to stock options granted	—	—	—	—	1,020	—	—	1,020
Income tax benefits for non-qualified stock option exercises	—	—	—	—	786	—	—	786
Net income, (restated)	—	—	—	—	—	88,498	—	88,498

Balance, December 31, 2005 (restated)	748,833	$7	28,567,364	$379	$402,531	$(86,144)	$(38,758)	$278,015

The accompanying notes are an integral part of these Consolidated Financial Statements.

TARRAGON CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in Thousands)

	For the Years Ended December 31,
	2005	2004	2003
	Restated	Restated
Cash Flows from Operating Activities
Net income	$88,498	$29,518	$31,194
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Deferred income taxes	24,779	4,812	—
(Gain) loss on disposition of other assets	300	(2,075)	—
Gain on sale of real estate	(71,134)	(18,366)	(24,341)
Litigation, settlements, and other claims	1,214	250	(60)
Cumulative effect of change in accounting principle	—	16,803	—
Minority interests in income of consolidated partnerships and joint ventures	10,071	5,976	2,590
Depreciation and amortization of leasing costs	15,983	25,739	21,439
Amortization of deferred borrowing costs	19,029	3,794	2,239
Provision for estimated losses and impairment charges	3,066	1,133	—
Equity in income of partnerships and joint ventures	(29,603)	(15,193)	(22,476)
Noncash stock-based compensation	1,020	433	268
Deposits on purchases of homebuilding inventory	(12,002)	(5,179)	(1,918)
Changes in other operating assets and other liabilities, net of effects of non-cash investing and financing activities:
Homebuilding inventory	(557,739)	(117,405)	(306)
Contracts receivable	49,999	43,214	—
Restricted cash	7,097	(6,407)	(794)
Other assets	(11,511)	(7,398)	2,617
Other liabilities	(2,407)	8,168	(2,548)
Interest payable	(37,809)	(20,262)	466

Net cash (used in) provided by operating activities	(501,149)	(52,445)	8,370

Cash Flows from Investing Activities
Cash paid for acquisition of rental apartment communities	(39,667)	(15,526)	—
Cash paid for land acquired for development	(467)	(4,535)	(2,156)
Cash received from the sale of real estate	86,653	14,706	24,244
Capital improvements of real estate	(8,665)	(9,877)	(11,161)
Construction costs of real estate under development	(45,980)	(11,118)	(10,233)
Earnest money deposits paid	(1,186)	(1,196)	(87)
Distributions from partnerships and joint ventures	67,593	15,658	12,120
Advances to partnerships and joint ventures for development costs or for the purchase of land for development	(54,465)	(31,193)	(35,271)
Net cash acquired with consolidation of partnerships and joint ventures	170	278	—
The accompanying notes are an integral part of these Consolidated Financial Statements.

TARRAGON CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(Dollars in Thousands)

	For the Years Ended December 31,
	2005	2004	2003
	Restated	Restated
Cash Flows from Investing Activities (continued)
Proceeds from disposition of other assets	$—	$2,075	$—
Distributions to minority partners of consolidated partnerships and joint ventures	(11,033)	(3,167)	(1,245)
Buyout of minority partners	(21,850)	(11,081)	—
Other assets	652	18	152

Net cash used in investing activities	(28,245)	(54,958)	(23,637)

Cash Flows from Financing Activities
Proceeds from borrowings	1,442,704	438,008	230,565
Principal payments on notes payable	(877,523)	(323,673)	(204,765)
Deferred borrowing costs paid	(11,289)	(9,749)	(3,088)
Premium paid on conversion of convertible notes	(4,340)	—	—
Stock repurchases	(11,955)	(2,093)	(4,186)
Dividends to stockholders	(929)	(904)	(791)
Proceeds from the exercise of stock options	6,081	5,880	246
Cash overdrafts	3,628	600	(20)
Other assets and liabilities	(316)	85	909

Net cash provided by financing activities	546,061	108,154	18,870

Net increase in cash and cash equivalents	16,667	751	3,603
Cash and cash equivalents, beginning of year	22,377	21,626	18,023

Cash and cash equivalents, end of year	$39,044	$22,377	$21,626

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Interest paid, net of capitalized interest	$45,669	$37,454	$21,851

Income taxes paid	$21,987	$470	$—

The accompanying notes are an integral part of these Consolidated Financial Statements.

TARRAGON CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(Dollars in Thousands)

	For the Years Ended December 31,
	2005	2004	2003
	Restated	Restated
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

Assets acquired and liabilities assumed in connection with the purchase of rental apartment communities:
Real estate	$39,342	$15,409	$—
Restricted cash	172	114	—
Other assets	555	163	—
Other liabilities	(402)	(160)	—

Cash paid for acquisition of rental apartment communities	$39,667	$15,526	$—

Assets written off and liabilities released in connection with the sale of real estate:
Real estate	$108,172	$24,579	$27,600
Other assets	4,149	648	523
Notes and interest payable	(94,749)	(28,519)	(27,394)
Other liabilities	(2,014)	(368)	(826)
Minority interest	(39)	—	—
Gain on sale	71,134	18,366	24,341

Cash received from the sale of real estate	$86,653	$14,706	$24,244

Effect on assets and liabilities of the consolidation of 15 apartment communities, six homebuilding projects, and one commercial property in 2004, and four apartment communities in 2005:
Real estate	$41,620	$201,650	$—
Homebuilding inventory	17,161	114,921	—
Contracts receivable	—	78,066	—
Investments in and advances to partnerships and joint ventures	425	(72,053)	—
Restricted cash	1,421	18,789	—
Other assets	492	16,889	—
Cash acquired on consolidations	170	278	—
Notes and interest payable	(60,030)	(343,460)	—
Other liabilities	(1,259)	(24,192)	—
Minority interest	—	(7,691)	—
Cumulative effect of change in accounting principle	—	16,803	—

	$—	$—	$—

The accompanying notes are an integral part of these Consolidated Financial Statements.

TARRAGON CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(Dollars in Thousands)

	For the Years Ended December 31,
	2005	2004	2003
	Restated	Restated
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES (Continued):

Effect on assets and liabilities of the transfer of one apartment community to an unconsolidated joint venture in 2003:
Real estate	$—	$—	$(16,377)
Investments in and advances to partnerships and joint ventures	—	—	2,549
Restricted cash	—	—	—
Other assets	—	—	(260)
Notes and interest payable	—	—	13,424
Other liabilities	—	—	664

	$—	$—	$—

Purchase of mortgage receivable financed with note payable	$—	$—	$12,826

Liabilities that financed the purchase of homebuilding inventory	$636,381	$77,996	$61,279

Real estate transferred to homebuilding inventory	$174,311	$—	$—

Conversion of convertible debt to common stock	$56,250	$—	$—

The accompanying notes are an integral part of these Consolidated Financial Statements.

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The accompanying Consolidated Financial Statements of Tarragon Corporation, a homebuilder and real estate developer with over 30 years of experience in the real estate industry, its subsidiaries, and consolidated partnerships and joint ventures have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”), the most significant of which are described in NOTE 1. “SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.” The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements. The data presented in the Notes to Consolidated Financial Statements are as of December 31 of each year and for the years then ended unless otherwise indicated. Dollar amounts in tables are in thousands, except per share amounts. Certain balances for 2003 and 2004 have been reclassified to conform to the 2005 presentation.
In August 2006, after management’s review of the relevant accounting literature, the Audit Committee of the Board of Directors of the Company concluded that accounting for the Company’s investment in Ansonia Apartments, LP (“Ansonia”) should be changed.
Ansonia is a partnership in which Tarragon owns a majority noncontrolling equity interest. Historically, Tarragon has used the equity method to account for its investment in Ansonia. However, the Audit Committee decided the Company should consolidate Ansonia in accordance with the Financial Accounting Standards Board’s Interpretation 46R (“FIN 46R”), “Consolidation of Variable Interest Entities.” Accordingly, Tarragon is restating its financial statements and other financial information for the years and for each of the quarters in the years 2005 and 2004 and for the first quarter of 2006.
The effect of the restatement on prior period financial statement included in this report is discussed in NOTE 16. “RESTATEMENT OF PRIOR-PERIOD FINANCIAL STATEMENTS.”
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of consolidation. The Consolidated Financial Statements include the accounts of Tarragon, its subsidiaries, and partnerships and joint ventures (which consist primarily of limited liability companies) it controls. Tarragon is deemed to control partnerships and joint ventures that have no unaffiliated owners and for which Tarragon is designated as the manager and the outside owners are given no participating rights, as defined in the Financial Accounting Standard Board’s (“FASB”) Emerging Issues Task Force 96-16 (“EITF 96-16”) and EITF 04-5 Consensuses. All significant intercompany transactions and balances have been eliminated.
In December 2003, the FASB issued FIN 46R. FIN 46R changes the criteria by which one company includes another entity in its consolidated financial statements. FIN 46R requires a variable interest entity (“VIE”) to be consolidated by a company if that company is exposed to a majority of the expected losses from the VIE’s activities, entitled to receive a majority of the entity’s residual returns, or both. Additionally, if the holders of equity at risk as a group do not have controlling financial interest, the entity may be defined as a VIE. Once an entity is determined to be a VIE, the primary beneficiary must consolidate the VIE into its financial statements. We adopted the provisions of FIN 46R on January 1, 2004, and consolidated eight joint ventures with total assets of $390.6 million and total liabilities of $339.9 million. In connection with the consolidation of these VIEs, we recorded a change of $16.8 million as a cumulative effect of change in accounting principle.

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
At December 31, 2005, we have consolidated five joint ventures identified as VIEs of which we are the primary beneficiary in accordance with FIN 46R. Their assets and liabilities were recorded at carrying value. The five entities consist of one partnership with 25 investment rental communities with 6,044 apartments, two limited liability companies that are developing rental apartment communities, one with 328 units and the other with 90 units, one limited liability company engaged in homebuilding with a 215-unit age-restricted traditional new development, and one limited liability partnership engaged in land development. The aggregate total assets of these VIEs were $410 million as of December 31, 2005. Of the total assets, $316.4 million is classified as real estate held for investment, and $72.5 million is classified as homebuilding inventory in the accompanying December 31, 2005, Consolidated Balance Sheet. Gross revenue of these VIEs for the year ended December 31, 2005, contributed $10.7 million to homebuilding sales and $24.6 million to rental revenue.
Real estate and depreciation. Real estate held for investment is carried at cost unless an impairment is determined to exist. We periodically evaluate whether events or changes in circumstances indicate that the carrying value of any of our properties held for investment may not be recoverable. This evaluation generally consists of a review of the property’s cash flow and current and projected market conditions, as well as any changes in general and local economic conditions. If an impairment loss exists based on the results of this review, the asset’s carrying value is written down to estimated fair value with a charge against current earnings.
We capitalize improvements and major rehabilitation projects that increase the value of the respective property and have useful lives greater than one year except for individual expenditures less than $10,000 that are not part of a planned renovation project. Depreciation is provided against real estate held for investment by the straight-line method over the estimated useful lives of the assets, as summarized in the following table.

Carpet and vinyl flooring	5 years
Appliances and common area upgrades	10 years
Roof replacements	10-15 years
Boiler/HVAC replacements	10-20 years
Plumbing replacements and apartment upgrades	20 years
Building and building improvements	40 years
Properties for which we have implemented a plan of disposal are reclassified to assets held for sale. We cease depreciating the properties held for sale in the month following their reclassification to held for sale. These properties remain classified as held for sale until sold or until we decide to discontinue our plan of disposal.
We resume depreciating properties reclassified from held for sale to held for investment in the month of their reclassification, and depreciation expense is adjusted to record depreciation for the time during which the properties were classified as held for sale. Real estate held for sale is carried at the lower of cost or estimated fair value less estimated costs to sell.
In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” operating results for assets sold or held for sale are presented as discontinued operations for current and all prior years presented.

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Homebuilding inventory. Homebuilding inventory consists of land and land improvements and construction in progress. Land and land improvements include costs of land acquired and any additional improvement costs to ready land for use. Construction in progress includes development costs of new construction of condominiums, townhomes, high- and mid-rise developments and acquisition and development costs of condominium conversions in various stages of construction. Homebuilding inventory, including capitalized interest and real estate taxes, is carried at the lower of cost or fair value determined by evaluation of individual projects. Whenever events or circumstances indicate that the carrying value of homebuilding inventory may not be recoverable, the related assets are written down to their estimated fair value less selling costs.
Warranties. We provide warranties on workmanship and structural integrity in accordance with statutory requirements, which vary by state. Warranty reserves have been established by charging cost of sales and recording a warranty liability. The amounts charged are estimated by management to be adequate to cover expected warranty-related costs under all unexpired warranty obligation periods.
Capitalized interest. We capitalize interest on funds used in constructing property from the date of initiation of construction activities through the time the property is ready for leasing or sale. Interest of $42.6 million, $14.2 million, and $1.7 million was capitalized during 2005, 2004, and 2003, respectively. Total interest incurred for 2005, 2004, and 2003 was $96.3 million, $40.8 million, and $19.7 million, respectively.
Cash equivalents. We consider all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.
Restricted cash. Restricted cash is primarily escrow accounts, generally held by the lenders of certain of our mortgage notes payable, for taxes, insurance, and property repairs and replacements and buyer deposits on our for-sale properties held in escrow.
Other assets. Other assets consist primarily of notes and interest receivable, tenant accounts receivable, deferred borrowing costs, prepaid leasing commissions, and earnest money deposits and other pursuit costs related to potential homebuilding projects. Deferred borrowing costs are amortized on the straight-line method (which has approximated the effective interest method) over the related loan terms, and such amortization is included in interest expense. Prepaid leasing commissions are amortized to leasing commission expense, included in property operating expenses, on the straight-line method over the related lease terms.
Goodwill. Goodwill was recorded in connection with the acquisitions of Tarragon Realty Advisors and Accord Properties Associates and, until December 31, 2001, was amortized on the straight-line method. In accordance with SFAS No.142, “Goodwill and Other Intangible Assets,” goodwill is no longer amortized but rather carried on the balance sheet as a permanent asset and is subject to at least annual assessment for impairment by applying a fair-value-based test. The balance of goodwill was $2.7 million as of December 31, 2005 and 2004.

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Revenue Recognition. Homebuilding sales revenue is typically recognized at the time of closing under the completed contract method. The related profit is recognized when collectibility of the sale price is reasonably assured and the earnings process is substantially complete. When a sale does not meet the requirements for income recognition, profit is deferred until such requirements are met. For mid-rise and high-rise condominium developments, where construction typically takes eighteen months or more, the percentage-of-completion method is employed. Under this method, once construction is beyond a preliminary stage, a substantial percentage of homes are under firm contracts, buyers are committed to the extent of being unable to require refunds except for non-delivery of the home, the sale prices are deemed collectible, and remaining costs and revenues can be reasonably estimated, revenue is recorded as a portion of the value of non-cancelable sale contracts. Revenue recognized is calculated based upon the percentage of construction costs incurred in relation to total estimated construction costs. Any amounts due under sale contracts, to the extent recognized as revenue, are recorded as contracts receivable.
Rental revenue is recognized on the straight-line method. Lease terms for our apartment communities are generally for one year or less. Lease terms for our commercial properties are generally from three to five years, although they may be shorter or longer. Rental concessions are deferred and amortized on the straight-line method over the lease terms as a reduction to rental revenue. We accrue percentage rentals only after the tenants’ sales have reached the threshold provided in the lease.
Interest and management fee revenue are recognized when earned. Revenue from long-term laundry and cable service contracts is deferred and amortized to income on the straight-line method over the terms of the contracts.
Gains on Sale of Real Estate. Gains on sales of real estate are recognized when and to the extent permitted by SFAS No. 66 – “Accounting for Sales of Real Estate.” Until the requirements of SFAS No. 66 for full profit recognition have been met, transactions are accounted for using the deposit, installment, cost recovery, or financing method, whichever is appropriate.
Investments in noncontrolled partnerships and joint ventures. We use the equity method to account for investments in partnerships and joint ventures over which we exercise significant influence but do not control, and that are not required to be consolidated under the provisions of FIN 46R as discussed above. Under the equity method, our initial investments are increased by our proportionate share of the partnerships’ and joint ventures’ operating income and additional advances and decreased by our proportionate share of the partnerships’ and joint ventures’ operating losses and distributions received. We determine our proportionate share of the profits or losses of the partnerships and joint ventures consistent with the allocation of cash distributions in accordance with the provisions of the American Institute of Certified Public Accountants’ Statement of Position (“SOP”) 78-9. Our interest in intercompany transactions is eliminated.
Stock splits. In January 2005, the board of directors approved a three-for-two stock split effective February 10, 2005. In December 2003, the board of directors approved a five-for-four stock split effective January 15, 2004. In January 2003, the board of directors approved a three-for-two stock split effective February 14, 2003. Weighted average shares of common stock outstanding and stock options outstanding, granted, exercised, and forfeited in NOTE 8. “STOCK-BASED AWARDS” have been restated to give effect to the stock splits.

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Earnings per common share. Earnings per share of common stock is computed based upon the weighted average number of shares outstanding during each year. All share and per share data have been restated to give effect to the three-for-two stock splits on February 14, 2003, and February 10, 2005, and the five-for-four stock split on January 15, 2004. See NOTE 7. “EARNINGS PER COMMON SHARE.”
Fair value of financial instruments. Disclosure about fair value of financial instruments is based on pertinent information available to us as of December 31, 2005 and 2004. Considerable judgment is necessary to interpret market data and develop estimated fair values. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values. For these reasons, the estimated fair values presented may differ significantly from the actual amounts we may pay.
As of December 31, 2005 and 2004, we estimated that the carrying amounts for cash and cash equivalents and restricted cash approximated fair value because of the short maturities of these instruments. In addition, we estimated that the carrying amounts of notes receivable and other liabilities approximated fair value. The fair values of notes payable are estimated by discounting future expected cash flows using current rates for loans with similar terms and maturities or, for the senior convertible notes, at the value of the common stock into which it is convertible. See NOTE 4. “NOTES AND INTEREST PAYABLE” for the disclosure of fair values of notes payable.
Stock-based awards. Prior to 2002 we applied Accounting Principles Board’s Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees,” and related Interpretations in accounting for our stock option plans. In 2002, we adopted the fair value method defined in SFAS No. 123, “Accounting for Stock-Based Compensation,” which indicates that the fair value method is the preferable method of accounting. In December 2002, the FASB amended SFAS No. 123 by issuing SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” which we adopted upon issuance. We elected to apply the fair value method prospectively for all options granted since the beginning of 2002.
Under APB No. 25, compensation costs related to stock options issued pursuant to compensatory plans are charged to expense over the periods during which the grantee performs the related services. Because awards under the plans vest over five years, the cost related to stock-based employee compensation included in the determination of net income for 2005, 2004, and 2003 is less than that which would have been recognized if the fair value based method had been applied to all awards. The following table illustrates the effect on net income and earnings per common share if the fair value based method had been applied to all outstanding and unvested awards in each period. For more information about our stock option plans, see NOTE 8. “STOCK-BASED AWARDS.”

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	For the Years Ended December 31,
	2005	2004	2003
	Restated	Restated
Net income allocable to common stockholders, as reported	$87,599	$28,614	$30,409
Add:
Stock-based employee compensation expense included in reported net income, net of income taxes	632	259	268
Deduct:
Total stock-based employee compensation expense determined under fair value based method for all awards, net of income taxes	(653)	(280)	(465)

Pro forma net income allocable to common stockholders	$87,578	$28,593	$30,212

Earnings per common share Net income allocable to common stockholders, as reported	$3.39	$1.27	$1.38

Net income allocable to common stockholders, pro forma	$3.39	$1.27	$1.37

Earnings per common share – assuming dilution Net income allocable to common stockholders, as reported	$2.93	$1.09	$1.20

Net income allocable to common stockholders, pro forma	$2.93	$1.09	$1.19

Marketing costs. Marketing costs, including advertising, incurred in connection with newly constructed rental apartment communities in lease-up are deferred and amortized to property operating expenses over the lease-up period. Marketing costs incurred in connection with for-sale communities are deferred and recorded as cost of sales when sales revenue is recognized. All other advertising costs are recorded to property operating expenses as incurred. Total advertising costs included in operating expenses were $1.2 million (net of $297,000 included in discontinued operations) in 2005, $1.2 million (net of $492,000 included in discontinued operations) in 2004, and $545,000 (net of $628,000 included in discontinued operations) in 2003.
Concentrations of credit risks. We maintain cash equivalents in accounts with financial institutions in excess of the amount insured by the Federal Deposit Insurance Corporation. We monitor the financial stability of the depository institutions regularly.
Employee benefit plan. We have a defined contribution plan covering substantially all of our employees. Our contributions are 401(k) matches determined based on 100% of the first 3% and 50% of the next 2% of the employee’s salary deferrals. Total plan expense was $505,000 in 2005, $382,000 in 2004, and $330,000 in 2003 and is included in corporate and property general and administrative expenses in the accompanying Consolidated Statements of Income.

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Income taxes. We recognize deferred tax assets and liabilities based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted statutory tax rate. A valuation allowance is recorded to the extent realization of deferred tax assets is uncertain.
NOTE 2. MINORITY INTERESTS
In February 2000, Tarragon entered into an agreement to acquire the interests of Robert C. Rohdie and certain of his affiliates in ten apartment communities. Simultaneously, he became a member of our board of directors and chief executive officer of Tarragon Development Corporation, a wholly-owned subsidiary of Tarragon. Mr. Rohdie, Tarragon’s partner in the development of these projects, contributed his equity interests to Tarragon Development Company, LLC (“TDC”), a newly formed entity, in exchange for a preferred interest in the entity. For five of the ten properties that had been completed as of the date of the agreement, Mr. Rohdie received a preferred interest with a fair value of $5 million. The initial $5 million of purchase consideration was allocated to the five completed properties based upon their relative fair values. In accordance with the terms of the agreement, the purchase of the remaining five properties, which were in various stages of construction or development planning in February 2000, was contingent upon their completion, as defined in the agreement. During 2001, four of the five remaining apartment communities were completed, as defined in the agreement, and Mr. Rohdie received additional preferred interests in TDC with an aggregate fair value approximating $3.8 million. Mr. Rohdie received an additional preferred interest with a fair value of approximately $1.3 million for the final apartment community in May 2003.
Mr. Rohdie’s preferred interest earns a guaranteed return. For 80% of the preferred interest, it is a guaranteed fixed return of 5% for the first two years, increasing by 1% per year until it reaches 10% in year seven. The remaining 20% of the preferred interest earns an amount equal to cash dividends payable, if any, on 668,096 shares (adjusted to give effect to the February 2005 three-for-two stock split) of Tarragon common stock. Mr. Rohdie received distributions of $577,722 in 2003, $421,889 in 2004, and $623,556 in 2005 in payment of this guaranteed return.
Mr. Rohdie can convert his preferred interest in TDC into 668,096 shares of our common stock and preferred stock with a face value of up to $8 million and a like dividend to his guaranteed fixed return. If we do not have available a class of preferred stock outstanding at the time of the conversion, or at our discretion, we may pay the cash value of Mr. Rohdie’s preferred interest over three years. Beginning in February 2006, Mr. Rohdie may elect to convert his preferred interest into cash, payable over three years. The cash value that would be payable for the conversion of the preferred interest is equal to the sum of (1) the liquidation preference multiplied by the number of shares of preferred stock payable upon conversion (550,000 shares as of December 31, 2005) and (2) the market value of 668,096 shares of our common stock. As of December 31, 2005, the cash value was $20,376,148.
Tarragon is the sole manager of TDC and makes all decisions regarding the operation, management, or control of its business and therefore consolidates this entity. Mr. Rohdie’s interest in TDC is presented as a minority interest. The guaranteed fixed return payable to Mr. Rohdie is being recorded based on an annual effective yield of 8.53% and is reflected in “Minority interests in income of consolidated partnerships and joint ventures” in the accompanying Consolidated Statements of Income.

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 2. MINORITY INTERESTS (Continued)
In July 2004, we purchased the $9.5 million preferred interests of the outside partner in Antelope Pines Estates, L.P., and Woodcreek Garden Apartments, L.P. We sold Antelope Pines in December 2004 and Woodcreek Garden in January 2005. In accordance with SFAS No. 144, the operating results of these properties, along with the gains on sale, have been presented in discontinued operations for all periods presented in the accompanying Consolidated Statements of Income. See NOTE 13. “ASSETS HELD FOR SALE.”
During 2005, we purchased the interests of our outside partners in eight separate entities, which were presented as minority interests. In January 2005, we acquired our partners’ interests in One Las Olas, Ltd., 100 East Las Olas, Ltd., East Las Olas, Ltd., and Metropolitan Sarasota, Ltd. for $14.8 million. In April 2005, we purchased the 30% outside member’s interest in Fenwick Tarragon Apartments, L.L.C. for $1 million. In May 2005, we purchased the 30% outside partners’ interest in Guardian-Jupiter Partners, Ltd., for $5 million. We purchased the 30% outside member’s interest in Summit/Tarragon Murfreesboro, L.L.C. for $1.5 million in September 2005. Lastly, also in September 2005, we purchased the 30% outside member’s interest in Lake Sherwood Partners, L.L.C. for $3.4 million. The excess of the aggregate $11.9 million purchase prices over the carrying amounts of the minority interests was capitalized to the basis of the properties.
NOTE 3. INVESTMENTS IN AND ADVANCES TO PARTNERSHIPS AND JOINT VENTURES
Investments in and advances to partnerships and joint ventures consisted of the following at December 31:

		Carrying Amount
	Profits Interest	2005	2004
		Restated	Restated
801 Pennsylvania Avenue	50%	$—	$30
Ansonia Liberty, L.L.C. (1)	90%	—	10
Choice Home Financing, L.L.C.	50%	425	—
Danforth Apartment Owners, L.L.C. (1), (2)	99%	—	—
Delaney Square, L.L.C.	50%	—	5,778
Hoboken joint ventures:
900 Monroe Street Development, L.L.C.	63%	4,134	1,792
Block 106 Development, L.L.C.	63%	11,228	—
Block 99/102 Development, L.L.C.	55%	15,956	5,622
Block 144 Development, L.L.C.	63%	4,026	282
Block 112 Development, L.L.C.	63%	10,918	1,975
TDC/Ursa Hoboken Sales Center, L.L.C.	48%	1,455	1,140
Thirteenth Street Development, L.L.C.	50%	—	12,749
Upper Grand Realty, L.L.C.	50%	—	345
Larchmont Associates, L.P. (3)	57%	—	2,026
LOPO, L.P.	50%	6,251	—
Merritt Stratford, L.L.C.	50%	256	229
Orchid Grove, L.L.C.	50%	2,774	4,646
Orion Towers Tarragon L.L.P.	70%	15,662	2,100
Park Avenue at Metrowest, Ltd.	50%	4,363	6,119
Tarragon Calistoga, L.L.C.	80%	632	632
Tarragon Savannah I & II, L.L.C. (1), (2)	99%	—	2,232
Vineyard at Eagle Harbor, L.L.C. (2)	99%	—	—

		$78,080	$47,707

(1)	In November 2005, Tarragon contributed its interests in Ansonia Liberty, Danforth Apartment Owners, and Tarragon Savannah I & II to Ansonia Apartments, L.P., a consolidated partnership.

(2)	In November 2005, we acquired the interest of Aetna in these joint ventures. All of these entities are now consolidated.

(3)	This partnership’s sole asset, Arbor Glen Apartments, was sold in January 2005.

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 3. INVESTMENTS IN AND ADVANCES TO PARTNERSHIPS AND JOINT VENTURES (Continued)
We exercise significant influence over but hold noncontrolling interests in each of the above partnerships or joint ventures or our outside partners have significant participating rights, as defined in EITF 96-16 and EITF 04-5. Therefore, we account for our investments in these partnerships and joint ventures using the equity method.
Hoboken joint ventures. In November 2004, we entered into an agreement to purchase a portion of one of our partners’ interests in various joint venture projects in The Upper Grand neighborhood of Hoboken, New Jersey, for an aggregate purchase price of $15 million. Pursuant to this agreement, we paid $10 million in November 2004 and the balance in February 2005 in exchange for assignments of all of Ursa Development Group, Inc.’s interests in the Block 88 and Adams Street developments, 50% of its interests in the Block 99 development, and 25% of its interests in all other Hoboken joint ventures except Thirteenth Street Development. In connection with this transaction, we acquired control of Adams Street Development and Block 88 Development and began consolidating these entities in November 2004. The purchase price was allocated among the interests acquired based on the relative fair values of their projects.
Loan Guarantees for Unconsolidated Partnerships and Joint Ventures. We have guaranteed two construction loans and three land loans of five unconsolidated joint ventures as of December 31, 2005. Our guarantee on these five loans is limited to $127.3 million on fully funded debt of $130.9 million. At December 31, 2005, we guaranteed $89.9 million of the $93.4 million outstanding on that date. At December 31, 2005, in connection with these guarantees, we have recorded liabilities totaling $2.1 million, which are presented in other liabilities in the accompanying Consolidated Balance Sheet.
As of December 31, 2004, we had guaranteed two mortgages and two construction loans of four unconsolidated joint ventures. Our guarantee on these four loans was limited to $92.5 million on fully funded debt of $194.5 million. At December 31, 2004, we guaranteed $63.3 million of the $152.5 million outstanding on that date. At December 31, 2004, in connection with these guarantees, we had recorded liabilities totaling $392,000, which are presented in other liabilities in the accompanying Consolidated Balance Sheet. All four of these loans were repaid during 2005.

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 3. INVESTMENTS IN AND ADVANCES TO PARTNERSHIPS AND JOINT VENTURES (Continued)
Below are summarized financial data for Park Avenue Metrowest, LLC (“Park Avenue Tarragon”) individually and combined for our other unconsolidated partnerships and joint ventures that are not individually significant as of and for the periods indicated. Park Avenue Tarragon reported no revenues or expenses prior to 2004.

	Park Avenue		All
	Tarragon	Other	Partnerships
	Restated		Restated
December 31, 2005

Homebuilding inventory	$15,323	$182,310	$197,633
Real estate	—	14,097	14,097
Accumulated depreciation	—	(7,573)	(7,573)
Other assets, net	9,921	16,580	26,501
Notes and interest payable	—	(114,602)	(114,602)
Other liabilities	(5,234)	(16,130)	(21,364)

Partners’ capital	$20,010	$74,682	$94,692

Our proportionate share of partners’ capital	$9,987	$52,616	$62,603
Undistributed cash collected on behalf of partnership	(6,665)	—	(6,665)
Liability established for excess distributions	—	13,274	13,274
Liability established for debt guarantees	—	2,070	2,070
Costs associated with investment in joint ventures	1,041	5,757	6,798

Investments in and advances to partnerships and joint ventures	$4,363	$73,717	$78,080

Year Ended December 31, 2005
Homebuilding sales	$130,440	$100,366	$230,806
Cost of homebuilding sales	(91,863)	(70,987)	(162,850)
Rental revenue	—	11,570	11,570
Mortgage banking income	—	916	916
Property and other operating expenses	—	(5,097)	(5,097)
Interest expense	—	(4,553)	(4,553)
Depreciation expense	—	(1,906)	(1,906)

Income from continuing operations	38,577	30,309	68,886
Discontinued operations
Loss from operations (1)	—	(263)	(263)
Loss on sale of real estate	—	(350)	(350)

Net income	38,577	29,696	68,273
Elimination of interest and management fees paid to Tarragon	132	377	509

Net income before interest and management fees paid to Tarragon	$38,709	$30,073	$68,782

Equity in income of partnerships and joint ventures:
Tarragon’s share of net income before interest and management fees paid to Tarragon	$18,507	$11,008	$29,515
Cash distributions in excess of investment	—	88	88

Equity in income of partnerships and joint ventures	$18,507	$11,096	$29,603

(1)	Revenue presented in discontinued operations was $172,000.

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 3. INVESTMENTS IN AND ADVANCES TO PARTNERSHIPS AND JOINT VENTURES (Continued)

	Park Avenue		All
	Tarragon	Other	Partnerships
			Restated
December 31, 2004

Homebuilding inventory	$89,164	$55,624	$144,788
Real estate	—	90,009	90,009
Accumulated depreciation	—	(19,213)	(19,213)
Other assets, net	2,223	90,389	92,612
Notes and interest payable	(79,334)	(145,843)	(225,177)
Other liabilities	(584)	(16,980)	(17,564)

Partners’ capital	$11,469	$53,986	$65,455

Our proportionate share of partners’ capital	$6,005	$29,566	$35,571
Cash distributions in excess of investment	—	2,206	2,206
Liability established for debt guarantees	114	276	390
Advances	—	9,540	9,540

Investments in and advances to partnerships and joint ventures	$6,119	$41,588	$47,707

Year Ended December 31, 2004

Homebuilding sales	$—	$95,031	$95,031
Cost of homebuilding sales	—	(65,681)	(65,681)
Rental revenue	—	15,073	15,073
Property and other operating expenses	—	(6,749)	(6,749)
Interest expense	—	(5,341)	(5,341)
Depreciation expense	—	(2,676)	(2,676)

Income from continuing operations	—	29,657	29,657
Discontinued operations
Loss from operations (1)	—	(872)	(872)
Gain on sale of real estate	—	2,604	2,604

Net income	—	31,389	31,389
Elimination of interest and management fees paid to Tarragon	—	410	410

Net income before interest and management fees paid to Tarragon	$—	$31,799	$31,799

Equity in income of partnerships and joint ventures:
Tarragon’s share of net income before interest and management fees paid to Tarragon	$—	$16,355	$16,355
Impairment loss	—	(1,162)	(1,162)

Equity in income of partnerships and joint ventures	$—	$15,193	$15,193

(1)	Revenue presented in discontinued operations was $1.7 million.

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 3. INVESTMENTS IN AND ADVANCES TO PARTNERSHIPS AND JOINT VENTURES (Continued)

All
Partnerships
Year Ended December 31, 2003

Homebuilding sales	$97,583
Cost of homebuilding sales	(77,381)
Rental revenue	45,886
Property and other operating expenses	(23,737)
Interest expense	(17,170)
Depreciation expense	(8,835)

Income from continuing operations	16,346
Discontinued operations
Loss from operations (1)	(1,477)

Net income	14,869
Elimination of interest and management fees paid to Tarragon	4,325

Net income before interest and management fees paid to Tarragon	$19,194

Equity in income of partnerships and joint ventures:
Tarragon’s share of net income before interest and management fees paid to Tarragon	$13,669
Cash distributions in excess of investment	9,120
Impairment loss	(313)

Equity in income of partnerships and joint ventures	$22,476

(1)	Revenue presented in discontinued operations was $1.6 million.

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 4. NOTES AND INTEREST PAYABLE
Notes and interest payable consisted of the following at December 31:

	2005		2004
	Estimated		Estimated
	Fair	Book	Fair	Book
	Value	Value	Value	Value

Loans on homebuilding developments	$762,174	$760,152	$217,674	$217,674
Mortgages on real estate, (restated)	487,085	476,942	602,078	582,584
Subordinated unsecured notes	65,000	65,000	—	—
Senior convertible notes	9,687	5,750	62,000	62,000
Other notes payable	11,530	11,144	8,400	8,400
Accrued interest, (restated)	7,493	7,493	4,695	4,695

	$1,342,969	$1,326,481	$894,847	$875,353

Notes payable at December 31, 2005, bear interest at fixed rates from 1% to 8.79% per annum and variable rates currently ranging from 6.06% to 9.89% and mature from 2006 through 2051. The loans are generally nonrecourse, with the exception of construction loans, and are collateralized by deeds of trust on real estate with an aggregate net carrying value of $1.4 billion. Some of our construction loans contain certain financial covenants. We are in compliance with all of the financial covenants as of December 31, 2005.
On June 15, 2005, we issued $40 million of subordinated unsecured notes due June 30, 2035. The notes bear interest, payable quarterly, at a rate of 8.71% through June 30, 2010, and thereafter at a variable rate equal to LIBOR plus 4.4% per annum. The notes are prepayable after June 30, 2010 at par. On September 12, 2005, we issued an additional $25 million of subordinated unsecured notes due October 30, 2035. The notes bear interest, payable quarterly, at a rate of 8.79% through October 30, 2010, and thereafter at a variable rate equal to LIBOR plus 4.4% per annum. The notes are prepayable after October 30, 2010 at par. These notes contain a debt service coverage ratio requirement and a minimum net worth requirement. We are in compliance with both of these financial covenants as of December 31, 2005.
On September 16, 2004, we completed the sale of $50 million principal amount of 8% Senior Convertible Notes Due 2009 (the “Notes”). The Notes are general, senior, unsecured obligations of Tarragon, bear interest at the rate of 8% per annum and are convertible into our common stock at a conversion rate of 81.6993 shares per $1,000 in principal amount of Notes (equal to a conversion price of $12.24 per share of our common stock), subject to adjustment in certain instances. On November 19, 2004, we sold an additional $12 million principal amount of the Notes.
Interest on the Notes is payable semi-annually in March and September, and the principal balance of the Notes is payable at maturity in September 2009. Prior to September 16, 2007, the Notes are not redeemable. After that date, we have the right, but not the obligation, to redeem the Notes (in whole or in part) for cash at a redemption price of $1,000 original amount of Note, plus accrued and unpaid interest if the closing price of our common stock equals or exceeds 150% of the then applicable conversion price for 20 of 30 consecutive trading days. The Notes may also be subject to a “put option” by the Holders if a fundamental change occurs, as that term is defined in the Note Indenture. The Notes and the common stock issuable upon conversion of the Notes

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 4. NOTES AND INTEREST PAYABLE (Continued)
are now covered by Registration Statement No. 333-1211258 declared effective by the Commission on January 24, 2005. We will not receive any proceeds from the sale by the named selling security holders of the Notes or the shares of common stock issuable upon conversion of the Notes pursuant to such Registration.
On July 1, 2005, we converted $2 million of the Notes into 163,399 shares of common stock after presentment for conversion by a noteholder. On August 23, 2005, an additional $54.25 million of the Notes were converted into shares of our common stock pursuant to an offer to holders of the Notes. Each holder who converted their convertible notes prior to the expiration of the offer received 81.6993 shares of our common stock and $80 in cash for each $1,000 principal amount of convertible notes delivered for conversion plus accrued and unpaid interest. In connection with the offer, we issued 4,432,181 shares of common stock. We paid approximately $1.9 million in accrued interest for the period from March 16, 2005 through August 23, 2005 and a premium of $4.3 million and wrote off $2.9 million of deferred financing expenses. The outstanding balance of remaining senior convertible notes was $5.75 million at December 31, 2005.
Other notes payable as of December 31, 2005 consist of $4.3 million of unsecured loans and $7 million outstanding under a bank line of credit. We have $3.6 million outstanding under a bank line of credit secured by mortgages on four properties and Tarragon common stock pledged by affiliates of William S. Friedman, our chief executive officer and chairman of our board of directors. See NOTE 9. “RELATED PARTY TRANSACTIONS.” At December 31, 2005, $12.4 million was available to us, and the outstanding balance is included in Mortgages on Real Estate in the table above. We also have an unused $20 million unsecured line of credit with affiliates of Mr. Friedman and a $10 million unsecured line of credit under which $3 million was available at December 31, 2005. For the terms of the line of credit with affiliates of Mr. Friedman, see NOTE 9. “RELATED PARTY TRANSACTIONS.”
At December 31, 2005, scheduled principal payments on notes payable are due as follows:

Restated
2006	$304,229
2007	330,618
2008	119,694
2009	28,882
2010	27,580
Thereafter	507,985

$1,318,988

NOTE 5. COMMON STOCK REPURCHASE PROGRAM
The board of directors has authorized a common stock repurchase program. In 2005, 2004, and 2003, Tarragon repurchased an aggregate of 1,030,553 shares of its common stock in open market and negotiated transactions at a cost of $18.2 million. Our cumulative cost of common stock repurchases is $54.8 million. As of December 31, 2005, Tarragon had authorization to repurchase an additional 106,975 common shares.

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 6. 10% CUMULATIVE PREFERRED STOCK
Our outstanding 10% cumulative preferred stock pays a fixed dividend of $1.20 per year, payable quarterly, and has a liquidation value of $12 per share. We may redeem our preferred stock at any time after June 30, 2003 at the liquidation value plus a premium of $0.50 per share, which declines by $0.10 per share each year thereafter. No mandatory redemption or “sinking fund” is required.
NOTE 7. EARNINGS PER COMMON SHARE
Earnings per common share have been computed based on the weighted average number of shares of common stock outstanding. Following is a reconciliation of earnings per common share and earnings per common share – assuming dilution. The information has been restated to give effect to the three-for-two stock splits in February 2003 and February 2005 and the five-for-four stock split in January 2004.

	For the Years Ended December 31,
	2005	2004	2003
Net income, (restated) allocable to common stockholders, as reported	$87,599	$28,614	$30,409
Add:
Interest expense on convertible notes, net of income taxes	6,757	918	—

Net income, (restated) allocable to common stockholders — assuming dilution	$94,356	$29,532	$30,409

Weighted average shares of common stock used in computing earnings per share	25,823,431	22,528,561	21,975,137
Convertible preferred interest of minority partner in consolidated joint venture	668,096	668,096	668,096
Convertible notes	3,404,846	1,313,008	—
Effect of stock appreciation rights	97,152	7,529	—
Effect of stock options	2,202,790	2,530,179	2,743,569

Weighted average shares of common stock used in computing earnings per share – assuming dilution	32,196,315	27,047,373	25,386,802

Earnings per common share
Net income, (restated) allocable to common stockholders	$3.39	$1.27	$1.38

Net income, (restated) allocable to common stockholders — assuming dilution	$2.93	$1.09	$1.20

The convertible preferred interest of minority partner in consolidated joint venture represents the preferred interest of Mr. Rohdie in a joint venture we consolidate (see NOTE 2. “MINORITY INTERESTS.”) On a weighted average basis, options to purchase 2,760,180 shares of common stock at a price of $4.25 in 2005, 4,435,494 shares of common stock at a price of $4.07 in 2004, and 5,446,865 shares of common stock at a price of $3.83 in 2003, were outstanding. During 2005, the effect of 16,146 stock options with exercise prices above the market price of our common stock is not reflected because their effect is anti-dilutive. During 2004 and 2003, the exercise prices of all options were less than the average market price of our common stock.

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 8. STOCK-BASED AWARDS
Tarragon has an Independent Director Stock Option Plan (the “Director Plan”), a Share Option and Incentive Plan (the “Incentive Plan”), and an Omnibus Plan (collectively, the “Option Plans”). The Director Plan and the Incentive Plan terminated in November 2005, and there will be no future grants under these plans. Through November 2005, under Tarragon’s Director Plan, independent directors received annual awards of options to purchase 2,000 shares of Tarragon common stock on January 1 of each year. The options were immediately exercisable and expire on the earlier of the first anniversary of the date on which the director ceases to serve as a director or ten years from the date of grant. The compensation committee of our board of directors adopted a standing resolution to grant non-employee directors options to purchase 2,000 shares of Tarragon common stock on the first business day of each year under the Omnibus Plan consistent with the annual grants under the Director Plan.
Through November 2005, under the Incentive Plan, incentive stock options were awarded to officers and employees of Tarragon and its subsidiaries. These stock options vest between one and five years from the date of grant and expire ten years thereafter, unless the optionees’ relationship with Tarragon terminates earlier.
On June 14, 2004, our stockholders approved the adoption of an Omnibus Plan for employee and director options and stock-based awards. Under this Plan, we have a maximum of two million shares of common stock available for issuance, including an aggregate of one million shares of common stock that are available for issuance of awards other than stock options. The Plan authorizes the award of incentive stock options and non-qualified stock options to our employees and directors, as well as restricted or unrestricted stock awards or stock units; dividend equivalent rights; other stock based awards, including stock appreciation rights payable in stock or cash; and performance based and annual incentive awards. As of December 31, 2005, there were 1,722,250 shares of common stock available for grant under the Omnibus Plan.
The following table summarizes stock option activity:

	For the Years Ended December 31,
	2005		2004		2003
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Prices	Options	Prices	Options	Prices
Outstanding at January 1	4,150,959	$4.06	5,533,843	$3.93	5,140,880	$3.68
Granted	70,125	22.96	128,619	8.46	508,127	6.59
Exercised	(1,457,349)	3.81	(1,494,121)	3.93	(70,827)	3.26
Forfeited	(41,968)	7.27	(17,382)	7.58	(44,337)	4.83

Outstanding at December 31	2,721,767	$4.48	4,150,959	$4.06	5,533,843	$3.93

Exercisable at December 31	2,307,752	$3.68	3,489,946	$3.73	4,791,070	$3.74

Weighted average grant-date fair value of options granted:
To employees and directors		$6.30		$2.96		$2.57

In connection with acquisitions						$3.33

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 8. STOCK-BASED AWARDS (Continued)
The following table summarizes stock appreciation rights (“SARs”) activity:

	For the Years Ended December 31,
	2005		2004
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	SARs	Prices	SARs	Prices
Outstanding at January 1	105,300	$8.75	—	$—
Granted	311,000	15.78	105,300	8.75
Exercised	(88,150)	15.37	—	—
Forfeited	(4,354)	23.07	—	—

Outstanding at December 31	323,796	$13.74	105,300	$8.75

Exercisable at December 31	35,650	$10.28	7,800	$8.65

Weighted average grant-date fair value of SARs granted:
To employees and directors		$3.49		$2.52

These stock appreciation rights have ten-year terms, are limited in appreciation to $15 per share, and may be settled only in shares of our common stock.
The fair value of each option and stock appreciation right is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	For the Years Ended December 31,
	2005	2004	2003
			Granted in
			Connection with
	Granted to	Granted to	Acquisition of	Granted to
	Employees	Employees	Homebuilding	Employees
	and Directors	and Directors	Inventory	and Directors
Dividend yield	—	—	—	—
Expected volatility	21%	22%	22%	22%
Risk-free interest rate	3.64%	4.21%	3.78%	3.90%
Expected lives (in years)	4.62	6.58	8	8
Forfeitures	1.8%	1.8%	—	1.4%
The following table summarizes information about the options outstanding at December 31, 2005:

	Outstanding			Exercisable
		Weighted
Range of		Average	Weighted		Weighted
Exercise		Contractual	Average		Average
Prices	Options	Life	Exercise Price	Options	Exercise Price
$1.63-3.53	1,691,839	4.60	$3.14	1,691,467	$3.14
4.24-5.42	773,803	5.64	4.69	548,747	4.71
7.47-8.89	126,375	7.92	8.41	46,500	8.35
9.13-12.07	68,250	8.27	9.85	21,038	10.60
20.93-25.32	61,500	9.53	24.56	—	—

$1.63-25.32	2,721,767	5.26	$4.48	2,307,752	$3.68

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 8. STOCK-BASED AWARDS (Continued)
In January 2006, we granted options to purchase 165,500 shares, of which 14,000 were immediately exercisable, and 81,086 shares of restricted stock under the Omnibus Plan.
The following table summarizes information about the SARs outstanding at December 31, 2005:

	Outstanding			Exercisable
		Weighted
Range of		Average	Weighted		Weighted
Exercise		Contractual	Average		Average
Prices	SARs	Life	Exercise Price	SARs	Exercise Price
$8.47-12.11	155,199	8.94	$10.61	33,550	$9.57
16.33-19.97	167,197	9.07	16.58	700	19.10
21.20-23.63	1,400	9.38	22.88	1,400	22.88

$8.47-23.63	323,796	9.01	$13.74	35,650	$10.28

NOTE 9. RELATED PARTY TRANSACTIONS
With the approval of our board of directors, affiliates of William S. Friedman and his wife, Lucy N. Friedman made a $20 million unsecured line of credit available to us. Interest is accrued on advances under the line of credit at LIBOR plus 1% per annum (or the lowest rate at which credit is offered to us by any third party). We incurred interest on this line of credit of $49,000 in 2005, $12,000 in 2004, and $2,000 in 2003. At December 31, 2005, there was no outstanding balance under the line of credit. Effective in January 2006, this line of credit was increased to $30 million and its term renewed and extended until January 2008.
As an accommodation to us, Mr. and Mrs. Friedman and their affiliates have pledged 975,000 shares of Tarragon common stock to secure an $18.3 million line of credit with a bank. We have agreed to indemnify Mr. and Mrs. Friedman and their affiliates from any loss, cost, or liability associated with these accommodation pledges or the lines of credit. As collateral for our indemnification obligations, we have agreed to pledge shares of our treasury stock to Mr. and Mrs. Friedman and their affiliates.
Prior to 2004, Tarragon provided property management services for rental properties owned by affiliates of Mr. Friedman and received property management fees of $15,000 in 2003 from these properties.
Tarragon provides asset and property management services for certain properties owned by partnerships and joint ventures accounted for by the equity method. Tarragon received management fees of $504,000 in 2005, $447,000 in 2004, and $1.7 million in 2003 from these properties and recognized as income $132,000, $66,000, and $414,000 for the portion of the fee allocable to our joint venture partners. The remaining portion of the fees was treated as a return of our investment.
Tarragon’s partners in Ansonia and Tarragon Calistoga, L.L.C. include certain directors and officers of Tarragon.
In 2003, Tarragon recognized as interest income $678,000 on advances to One Las Olas, Ltd., a partnership that we accounted for on the equity method until January 1, 2004. The income recognized was the portion of the interest allocable to our partners. The remainder of the interest, $3.6 million, was treated as a reduction of project costs of Las Olas River House.

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 9. RELATED PARTY TRANSACTIONS (Continued)
Tarragon recognized income of $61,000 in 2004 and $291,000 in 2003 in connection with development and construction of one of our homebuilding projects in which outside partners hold an interest. The income represents the portion of a developer’s fee allocable to the outside partners’ interest.
NOTE 10. INCOME TAXES
The provision for income taxes consists of the following:

	For the Years Ended December 31,
	2005	2004	2003 (1)
	Restated	Restated
Current:
Federal	$27,155	$1,260	$—
State	2,421	600	—

	29,576	1,860	—

Deferred:
Federal	22,674	3,412	—
State	2,105	—	—

	24,779	3,412	—

Income tax expense	$54,355	$5,272	$—

(1)	No current or deferred income tax expense was recognized in 2003 due to the application of net operating loss carryforwards.
Income taxes payable consists of the following:

	December 31,
	2005	2004
	Restated	Restated
Current	$8,327	$1,525
Deferred	27,736	2,957

Income taxes payable	$36,063	$4,482

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 10. INCOME TAXES (Continued)
A reconciliation of computed income taxes to actual income taxes follows:

	For the Years Ended December 31,
	2005	2004	2003
	Restated	Restated
Income from continuing operations before taxes	$72,665	$32,598	$8,487
Statutory Federal income tax rate	35%	35%	34%

Income taxes at statutory rate	25,433	11,409	2,886
State income taxes, net of Federal benefit	2,363	989	293
Adjustment to correct deferred tax liabilities	—	2,112	—
Other	(147)	(274)	23
Change in valuation allowance	—	(16,396)	(3,202)

Income tax provision (benefit)	$27,649	$(2,160)	$—

The following table discloses the components of the deferred tax amounts at December 31, 2005 and 2004:

	December 31,
	2005	2004
Deferred tax assets – temporary differences:
Outside basis in partnership assets	$6,298	$2,309
Distributions and losses allocable to outside partners in excess of basis in consolidated partnerships, (restated)	5,806	2,154
Allowance for losses	623	7
Prepaid rent	101	29
Deferred revenue	2,040	237
Accrued benefits	1,899	420
Accrued settlements and other	560	—
Stock-based awards	461	117
Other	5	97

Total deferred tax assets — temporary differences, (restated)	17,793	5,370
Alternative minimum tax credit carryforward	—	1,594
Net operating loss carryforward	—	2,437

Total deferred tax assets, (restated)	17,793	9,401

Deferred tax liabilities — temporary differences:
Distributions from partnerships and joint ventures in excess of basis, (restated)	852	2,570
Investments in partnerships and joint ventures, (restated)	37,523	6,973
Real estate	6,153	2,815
Prepaid insurance	720	—
Straight-line rent	281	—

Total deferred tax liabilities, (restated)	45,529	12,358

Net deferred tax liabilities, (restated)	$(27,736)	$(2,957)

In 2004, our provision for income taxes is net of the reversal of a valuation allowance against net deferred tax assets of $16.4 million. The valuation allowance was reversed during the second quarter of 2004 as it was determined that realization of our deferred tax asset was more likely than not.

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 11. RENTALS UNDER OPERATING LEASES
Tarragon’s rental operations include the leasing of office buildings and shopping centers subject to leases with terms greater than one year. The leases thereon expire at various dates through 2020. The following is a schedule of future minimum rentals to be received on non-cancelable operating leases as of December 31, 2005:

2006	$7,307
2007	6,496
2008	5,214
2009	4,519
2010	3,459
Thereafter	2,496

$29,491

NOTE 12. COMMITMENTS AND CONTINGENCIES
In April 2003, in connection with the renovations at Pine Crest Village at Victoria Park, our contractor inadvertently disturbed asbestos-containing materials. These actions have been under investigation by the Environmental Protection Agency, the United States Attorney for the Southern District of Florida and a federal grand jury for possible violations of federal criminal laws. We are currently engaged in discussions with the United States Attorney concerning a possible resolution of this matter that would involve the imposition of fines and a felony criminal plea. At December 31, 2005, we have accrued a $1 million loss contingency for the estimated fines. This accrual is included in other liabilities in the accompanying Consolidated Balance Sheets. In addition, one current and one former employee of Tarragon with oversight responsibility for the Pine Crest condominium conversion have received written notices from the United States Attorney advising them that they are a target of the grand jury’s criminal investigation. We have incurred legal and other professional fees and costs of relocation of residents in connection with this matter of $468,000 to date. Remediation has been completed at a cost of approximately $795,000.
In December 2004, we were notified by our general liability insurer that it was withdrawing coverage for Orlando Central Park Tarragon, LLC, one of our subsidiaries, in connection with a negligence action pending in state court in Florida for personal injuries and damages allegedly suffered by the plaintiff as a result of the use by the outside property management company of an insecticide at the property. The extent of the property owner’s liability for the plaintiff’s claims is unknown at this time.
We are also party to various other claims and routine litigation arising in the ordinary course of business. We do not believe that the results of such claims and litigation, individually or in the aggregate, will have a material adverse effect on our business, financial position, or results of operations.
The following is a schedule of future minimum lease payments due on leases for equipment and office space occupied by us that expire at various dates through 2016.

Office Space and
Equipment
2006	$1,143
2007	1,100
2008	1,089
2009	604
2010	337
Thereafter	1,555

$5,828

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 13. ASSETS HELD FOR SALE
In March 2005, our board of directors approved a plan to divest substantially all of our Investment Division properties. Pursuant to this plan, we sold 15 properties during 2005. The remaining Investment Division properties we intend to sell are classified as assets held for sale as of December 31, 2005, and their results of operations, along with the results of operations of the 15 properties sold, are presented in discontinued operations.
Assets held for sale and liabilities related to assets held for sale in the accompanying Consolidated Balance Sheets include the following:

	December 31,
	2005	2004
Real estate (net of accumulated depreciation of $26,853 in 2005 and $3,257 in 2004)	$60,713	$21,358
Other assets, net	2,808	512

	$63,521	$21,870

Notes and interest payable	$52,641	$20,529
Other liabilities	2,030	135

	$54,671	$20,664

The December 31, 2005, amounts include balances related to five apartment communities and nine commercial properties we either have under contract of sale or are actively marketing for sale. The December 31, 2004, amounts include balances related to an apartment community sold in January 2005.
In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” operating results for properties sold or for which we have implemented plans of disposal have been reported in discontinued operations. Discontinued operations for the years ended December 31, 2005, 2004 and 2003, include the operations of properties sold since the beginning of 2003 and 14 properties held for sale as of December 31, 2005, which were previously reported in the Investment Division. The results of these operations were as follows:

	For the Years Ended December 31,
	2005	2004	2003
Rental revenue	$26,431	$38,078	$39,803
Property operating expenses	(15,512)	(20,760)	(23,035)
Interest expense	(6,408)	(8,519)	(8,471)
Depreciation expense	(211)	(7,390)	(8,708)
Impairment charges	(1,438)	(400)	—

Income (loss) from operations before income taxes	2,862	1,009	(411)
Income tax expense	(1,089)	(396)	—

Income (loss) from operations	$1,773	$613	$(411)

Gain on sale of real estate before income taxes	67,326	17,988	23,118
Income tax expense	(25,617)	(7,038)	—

Gain on sale of real estate	$41,709	$10,950	$23,118

In 2005, we recorded a total of $1.4 million in impairment charges to reduce the carrying values of four properties in our Investment Division after entering into contracts for sale, reducing their carrying value to the

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 13. ASSETS HELD FOR SALE (Continued)
sale price less estimated costs of sale. In 2004, we recorded an impairment charge of $400,000 to reduce the carrying value of a shopping center in our Investment Division to its estimated fair value less estimated costs of sale.
NOTE 14. SEGMENT REPORTING
Our business is divided into two principal segments – homebuilding and the operation of our investment portfolio. Our Homebuilding Division is the main focus of our business in terms of financial and human capital. Our activities in the Homebuilding Division encompass condominium conversions of existing apartment communities, the development of town homes and new mid-rise or high-rise condominiums for sale to residents, land development and sale, and development of new rental properties, primarily apartment communities. Funds generated by the operation, sale, or refinancing of properties in the investment portfolio support our overhead and finance our homebuilding activities. As discussed in NOTE 13. “ASSETS HELD FOR SALE,” in March 2005, our board of directors approved a strategic plan to divest a substantial portion of our Investment Division properties. Pursuant to this plan, we sold 15 properties during 2005, and at December 31, 2005, had 14 properties classified as held for sale.
Homebuilding. Our active for-sale communities at December 31, 2005, include the following:

		Remaining Homes
Community	Location	or Home Sites
High-and mid-rise developments:
1100 Adams	Hoboken, NJ	76
900 Monroe (2)	Hoboken, NJ	125
Alta Mar	Ft. Meyers, FL	131	(1)
Block 88	Hoboken, NJ	220
Block 99 (2)	Hoboken, NJ	217
The Exchange	Ft. Lauderdale, FL	87
Las Olas River House	Ft. Lauderdale, FL	40	(1)
One Hudson Park	Edgewater, NJ	168
Trio	Palisades Park, NJ	196
XII Hundred Grand (2), (3) ,	Hoboken, NJ	—	(1)
XIII Hundred Grand (2) , (3)	Hoboken, NJ	—	(1)

		1,260

Condominium and townhome conversions:
210 Watermark	Bradenton, FL	216
5600 Collins Avenue	Miami Beach, FL	6
Bermuda Island	Naples, FL	360
Bishops Court at Windsor Parke	Jacksonville, FL	324
The Bordeaux	Orlando, FL	96
Central Park at Lee Vista	Orlando, FL	210
Georgetown at Celebration (3)	Celebration, FL	—
Cordoba Beach Park	Tampa, FL	97
The Grande (2)	Orlando, FL	1
The Hamptons (2)	Orlando, FL	102
Knightsbridge at Stoneybrooke	Orlando, FL	396
Lofts on Post Oak (2)	Houston, TX	316
Madison at Park West	Charleston, SC	244
Mirabella	Jacksonville, FL	400
Monterra at Bonita Springs	Bonita Springs, FL	244
Montreux at Deerwood Lake	Jacksonville, FL	237
Oxford Place	Tampa, FL	298

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 14. SEGMENT REPORTING (Continued)

		Remaining Homes
Community	Location	or Home Sites
Condominium and townhome conversions (continued):
The Quarter at Ybor City	Ybor City, FL	247
Southampton Pointe	Mt. Pleasant, SC	146
The Tradition at Palm Aire	Sarasota, FL	248
Twelve Oaks at Fenwick Plantation	Charleston, SC	216
Via Lugano	Boynton Beach, FL	364
Vista Grande	Tampa, FL	378
Waterstreet at Celebration	Celebration, FL	1
Yacht Club on the Intracoastal	Hypoluxo, FL	3

		5,150

Townhome and traditional new developments:
Orchid Grove (2)	Pompano Beach, FL	481
Venetian Bay Village III	Kissimmee, FL	2
The Villas at Seven Dwarfs Lane	Orlando, FL	256
Warwick Grove	Warwick, NY	196

		935

Land development:
Alexandria Pointe	Deland, FL	84
Belle Park	Nashville, TN	21
Lincoln Pointe	Aventura, FL	460
Southridge Pointe	Deland, FL	18
Woods of Lake Helen	Lake Helen, FL	70
Woods at Southridge	Deland, FL	8

		661

		8,006

(1)	We have recognized revenue from the sale of 131 homes for Alta Mar and 251 homes for Las Olas River House (of which 247 units have been delivered), 159 and 118, respectively, for XII Hundred Grand and XIII Hundred Grand (all of which have been delivered) under the percentage-of-completion method as of December 31, 2005.

(2)	Unconsolidated property.

(3)	Although all residential units have been delivered to buyers, these projects are still categorized as active projects because they have unsold commercial spaces, garages, or storage units as of December 31, 2005.
Also included in the Homebuilding Division are rental communities under development or in initial lease-up and land held for development or sale. We had apartment communities with 860 units in lease-up and/or under construction at December 31, 2005.
We measure the performance of our Homebuilding Division primarily by gross profit from home sales. In 2003, home sales included inter-divisional sales, which represents the transfer of properties between segments. The sale prices for these properties were their estimated fair market values as of the date of transfer, and the cost of sales was their net carrying values as of the same date. Gains on transfers of assets between segments do not represent gains recognizable in accordance with GAAP and, accordingly, are eliminated for purposes of consolidated reporting. In 2004, we began to transfer properties between divisions at cost, and we no longer report intercompany sales.
Investment. This division includes properties with stabilized operations. We consider a property stabilized when development or renovation is substantially complete and recurring operating income exceeds operating expenses and debt service. At December 31, 2005, our Investment Division had 8,777 consolidated stabilized apartments. It also had consolidated commercial properties with 884,000 square feet and one commercial property owned through an unconsolidated joint venture with 62,000 square feet. The results of operations of five consolidated apartment communities with 948 units and nine consolidated commercial properties with 782,000 square feet that are held for sale have been presented in discontinued operations in the accompanying Consolidated Statements of Income.

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 14. SEGMENT REPORTING (Continued)
We use net operating income to measure the performance of our Investment Division. Net operating income is defined as rental revenue less property operating expenses. We believe net operating income is an important supplemental measure of operating performance of our investment properties because it provides a measure of the core operations of the properties. Additionally, we believe that net operating income, as defined, is a widely accepted measure of comparative operating performance in the real estate investment community. We believe that income (loss) before taxes is the most directly comparable GAAP measure to net operating income. The operating statements for the Investment Division present reconciliations of Investment Division net operating income to Investment Division income (loss) before taxes.
We allocate our general and administrative expenses between the segments based on the functions of the corporate departments. We allocate other corporate items, including interest income, management fee and other revenue, and minority interests in income of consolidated partnerships and joint ventures, that are not directly associated with one of our divisions in the same proportions as general and administrative expenses are allocated. Income tax expense and liabilities are not allocated between the divisions. Income tax liabilities totaled $36.1 million at December 31, 2005, and $4.5 million at December 31, 2004.

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 14. SEGMENT REPORTING (Continued)
Following are operating statements and balance sheets for our two divisions and net operating income for our Investment Division. In our segment operating statements, we do not distinguish between consolidated and unconsolidated properties. We have provided a reconciliation of segment revenue to consolidated revenue below.

	HOMEBUILDING DIVISION
	Operating Statements
	For the Years Ended December 31,
	2005		2004		2003
Homebuilding sales	$735,528	100%	$315,496	100%	$298,571	100%
Cost of homebuilding sales (1)	(557,848)	(76%)	(240,960)	(76%)	(246,309)	(82%)

Gross profit on homebuilding sales	177,680	24%	74,536	24%	52,262	18%

Minority interests in homebuilding sales of consolidated partnerships and joint ventures	(2,093)	—	(2,822)	(1%)	(409)	—
Outside partners’ interests in homebuilding sales of unconsolidated partnerships and joint ventures	(33,627)	(5%)	(14,664)	(5%)	(3,887)	(1%)
Outside partners’ interest in intercompany sales of unconsolidated partnerships and joint ventures	—	—	—	—	(3,988)	(1%)
Overhead costs associated with investment in joint ventures	(1,410)	—	—	—	—	—
Performance-based compensation related to projects of unconsolidated partnerships and joint ventures	(2,662)	—	—	—	—	—
Additional costs attributable to profits recognized by the investment division on intercompany sales	(2,363)	—	(6,701)	(2%)	(5,640)	(2%)

	135,525	19%	50,349	16%	38,338	14%

Other income and expenses:
Net income (loss) from rental operations	837	—	(2,027)	(1%)	(6,069)	(2%)
Mortgage banking income	457	—	—	—	—	—
General and administrative expenses	(16,229)	(2%)	(14,341)	(5%)	(11,500)	(4%)
Other corporate items	550	—	1,289	—	1,896	1%
Prepayment penalty on early retirement of debt in connection with condominium conversion	—	—	—	—	(3,117)	(1%)
Impairment charges	—	—	(733)	—	(313)	—
Gain on sale of real estate or disposition of other assets	1,979	—	2,048	1%	—	—
Provision for loss contingency	(1,000)	—	—	—	—	—

Income before taxes	$122,119	17%	$36,585	11%	$19,235	8%

(1)	Cost of homebuilding sales includes marketing and advertising of for-sale communities, salaries and office costs related to personnel directly involved in acquiring, managing, and accounting for for-sale communities, as well as land, construction costs, architectural and engineering fees, and capitalized interest.

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 14. SEGMENT REPORTING (Continued)

	HOMEBUILDING DIVISION
	Balance Sheets
	December 31,
	2005	2004
Assets
Homebuilding inventory (1)	$1,079,811	$287,873
Real estate held for investment	71,022	42,446
Contracts receivable	49,745	99,744
Investments in partnerships and joint ventures	78,080	44,217
Cash and cash equivalents	36,638	20,136
Restricted cash	18,846	23,757
Other assets	56,745	29,600

	$1,390,887	$547,773

Liabilities and Equity
Notes and interest payable	$768,345	$237,358
Other liabilities	78,416	55,997

	846,761	293,355

Minority interest	3,309	11,259
Equity	540,817	243,159

	$1,390,887	$547,773

(1)	Prior to 2004, the Homebuilding Division recognized profits on properties it transferred to the Investment Division upon completion and stabilization. In 2004, we began to transfer properties between divisions at cost. In 2005, nine properties were transferred from the Investment Division to the Homebuilding Division for conversion and sale as condominium homes. Homebuilding inventory of the Homebuilding Division includes $24.7 million of additional basis as of December 31, 2005 and $519,000 as of December 31, 2004 related to these profits from transfers prior to 2004.

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 14. SEGMENT REPORTING (Continued)

	INVESTMENT DIVISION
	Operating Statements
	For the Years Ended December 31,
	2005		2004		2003
	Restated		Restated
Rental revenue	$114,827	100%	$135,605	100%	$124,174	100%
Property operating expenses	(59,492)	(52%)	(68,908)	(51%)	(65,185)	(52%)

Net operating income	55,335	48%	66,697	49%	58,989	48%
Net gain on sale of real estate	63,971		20,592		21,384
Distributions from unconsolidated partnerships and joint ventures in excess of investment	88		—		9,120
Minority interests in income of consolidated partnerships and joint ventures	(7,685)		(3,005)		(1,770)
Elimination of management and other fees paid to Tarragon by unconsolidated partnerships and joint ventures	310		410		1,525
Outside partners’ interests in (income) losses of unconsolidated partnerships and joint ventures	(1,723)		(443)		614
General and administrative expenses (including investment banking advisory fees of $2,375 for the year ended December 31, 2005)	(9,888)		(6,596)		(5,426)
Other corporate items	865		324		693
Impairment charges	(3,066)		(1,812)		—
Loss on early extinguishment of debt	(9,354)		—		—
Litigation settlement	(214)		—		—
Cumulative effect of change in accounting principle	—		(16,803)		—
Interest expense (including $7,153 of interest and premium associated with the conversion of convertible debt and includes $16,954 of prepayment penalties and the write-off of deferred borrowing costs in connection with Ansonia’s November 2005 refinance of 23 properties for the year ended December 31, 2005)	(57,889)		(39,763)		(36,422)
Depreciation expense	(18,877)		(31,074)		(29,884)

Income (loss) before taxes	$11,873		$(11,473)		$18,823

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 14. SEGMENT REPORTING (Continued)

	INVESTMENT DIVISION
	Balance Sheets
	December 31,
	2005	2004
	Restated	Restated
Assets
Real estate held for investment (1)	$373,282	$597,744
Assets held for sale (1)	71,100	21,870
Investments in partnerships and joint ventures	—	4,301
Cash and cash equivalents	2,406	2,241
Restricted cash	9,796	8,363
Other assets	14,427	19,023

	$471,011	$653,542

Liabilities and Deficit
Notes and interest payable	$555,955	$637,996
Liabilities related to assets held for sale	54,671	15,225
Other liabilities	17,543	20,664

	628,169	673,885

Minority interest	11,094	14,489
Deficit (2)	(168,252)	(34,832)

	$471,011	$653,542

(1)	Prior to 2004, the Homebuilding Division recognized profits on properties it transferred to the Investment Division upon completion and stabilization. In 2004, we began to transfer properties between divisions at cost. Real estate held for investment includes $28.9 million of additional basis as of December 31, 2005, and $72.8 million as of December 31, 2004 related to these profits from transfers prior to 2004. Assets held for sale include $7.6 million of additional basis as of December 31, 2005 related to these profits from transfers prior to 2004.

(2)	The Investment Division’s deficit is the result of distributions to the parent company exceeding accumulated divisional earnings.

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 14. SEGMENT REPORTING (Continued)

	For the Years Ended December 31,
	2005		2004		2003
	Restated		Restated
Investment division net operating income:
Rental revenue
Same store stabilized apartment communities	$65,632	100%	$63,772	100%	$63,034	100%
Apartment communities stabilized during period	4,580	100%	4,717	100%	1,520	100%
Apartment communities targeted for condominium conversion in 2005	14,726	100%	26,907	100%	21,449	100%
Apartment communities acquired during period	5,697	100%	1,017	100%	—	—
Apartment communities targeted for reposition in 2003	1,602	100%	1,153	100%	1,282	100%
Apartment communities sold during period	8,502	100%	22,280	100%	22,555	100%
Commercial properties	14,088	100%	15,759	100%	14,334	100%

	114,827	100%	135,605	100%	124,174	100%

Property operating expenses
Same store stabilized apartment communities	(32,808)	(50%)	(31,980)	(50%)	(33,312)	(53%)
Apartment communities stabilized during period	(1,704)	(37%)	(1,842)	(39%)	(706)	(46%)
Apartment communities targeted for condominium conversion in 2005	(7,076)	(48%)	(12,385)	(46%)	(10,412)	(49%)
Apartment communities acquired during period	(3,385)	(59%)	(674)	(66%)	—	—
Apartment communities targeted for reposition in 2003	(1,176)	(73%)	(1,020)	(88%)	(1,113)	(87%)
Apartment communities sold during period	(5,830)	(69%)	(13,006)	(58%)	(12,906)	(57%)
Commercial properties	(7,513)	(53%)	(8,001)	(51%)	(6,736)	(47%)

	(59,492)	(52%)	(68,908)	(51%)	(65,185)	(52%)
Net operating income
Same store stabilized apartment communities	32,824	50%	31,792	50%	29,722	47%
Apartment communities stabilized during period	2,876	63%	2,875	61%	814	54%
Apartment communities targeted for condominium conversion in 2005	7,650	52%	14,522	54%	11,037	51%
Apartment communities acquired during period	2,312	41%	343	34%	—	—
Apartment communities targeted for reposition in 2003	426	27%	133	12%	169	13%
Apartment communities sold during period	2,672	31%	9,274	42%	9,649	43%
Commercial properties	6,575	47%	7,758	49%	7,598	53%

	$55,335	48%	$66,697	49%	$58,989	48%

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 14. SEGMENT REPORTING (Continued)

	For the Years Ended December 31,
	2005	2004	2003
	Restated	Restated
Reconciliation of divisional revenues to consolidated revenue:
Homebuilding division total revenue	$735,528	$315,496	$298,571
Less homebuilding revenue from intercompany sales	—	—	(144,709)
Less homebuilding sales revenue of unconsolidated partnerships and joint ventures	(230,806)	(95,031)	(97,583)
Add management fee and other revenue included in other corporate items	278	633	724
Add rental revenue from homebuilding properties presented in net income (loss) from rental operations (1)	13,810	1,625	11,149
Less rental revenue of unconsolidated partnerships and joint ventures	—	(6)	(4,626)

Homebuilding division contribution to consolidated revenue	518,810	222,717	63,526

Investment division rental revenue	114,827	135,605	124,174
Less investment division rental revenue presented in discontinued operations	(26,431)	(38,078)	(39,803)
Add management fee and other revenue included in other corporate items	141	(127)	197
Less rental revenue of unconsolidated partnerships and joint ventures	(11,140)	(16,783)	(42,908)

Investment division contribution to consolidated revenue	77,397	80,617	41,660

Consolidated total revenue	$596,207	$303,334	$105,186

Reconciliation of divisional income (loss) before taxes to consolidated net income:
Homebuilding division income before taxes	$122,119	$36,585	$19,235
Less homebuilding division profit from intercompany sales	—	—	(18,225)
Add additional costs attributable to profits recognized by investment division on intercompany sales (2)	2,363	6,701	5,640
Add depreciation on higher basis resulting from intercompany sales	—	30	104

Homebuilding division contribution to consolidated net income	124,482	43,316	6,754

Investment division income (loss) before taxes	11,873	(11,473)	18,823
Less investment division gain on intercompany sales	—	—	(2,885)
Add reduction to investment division gain on sale of real estate for profit previously recognized by homebuilding division (3)	4,885	—	5,844
Add depreciation on higher basis resulting from intercompany sales (3)	1,616	2,949	2,658

Investment division contribution to consolidated net income	18,374	(8,524)	24,440

Income tax expense	(54,358)	(5,274)	—

Consolidated net income	$88,498	$29,518	$31,194

(1)	Rental revenue generated by properties transferred from the Investment Division to the Homebuilding Division for conversion to condominiums and properties developed by the Homebuilding Division in lease-up.

(2)	Prior to 2004, the Investment Division recognized gains on transfers of properties to the Homebuilding Division for conversion and sale as condominium homes. Beginning in 2004, properties are transferred between divisions at cost.

(3)	Prior to 2004, the Homebuilding Division recognized profits on properties it transferred to the Investment Division upon completion and stabilization. Beginning in 2004, properties are transferred between divisions at cost.

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 14. SEGMENT REPORTING (Continued)

	December 31,
	2005	2004
	Restated	Restated
Reconciliation of divisional total assets to consolidated total assets:
Homebuilding division total assets	$1,390,887	$547,773
Investment division total assets	471,011	653,542

	1,861,898	1,201,315
Less higher basis resulting from intercompany sales (1)	(61,178)	(74,029)
Add goodwill	2,691	2,691

Consolidated total assets	$1,803,411	$1,129,977

(1)	Prior to 2004, both divisions recognized gains on transfers of properties between divisions. Beginning in 2004, properties are transferred between divisions at cost.
NOTE 15. QUARTERLY RESULTS OF OPERATIONS
The following is a tabulation of the quarterly results of operations for the years ended December 31, 2005 and 2004 (unaudited). The quarterly results of operations have been restated to present the operating results of 20 properties sold in 2005 and 2004 and 14 properties held for sale at December 31, 2005, in discontinued operations in accordance with SFAS No. 144. In the fourth quarter of 2004, we made an adjustment to deferred tax liabilities, which increased income tax expense by approximately $2.1 million.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
2005	Restated	Restated	Restated	Restated
Revenue	$85,991	$91,812	$266,211	$152,193
Expenses	(69,431)	(78,975)	(216,771)	(118,099)
Other income and expenses:
Equity in income of partnerships and joint ventures	8,071	7,885	10,633	3,014
Minority interests in income of consolidated partnerships and joint ventures	(836)	(738)	(737)	(7,760)
Interest income	142	157	219	477
Interest expense	(7,236)	(7,310)	(14,263)	(24,924)
Gain on sale of real estate	2,229	342	50	1,187
Loss on disposition of other assets	—	—	(300)	—
Loss on early extinguishment of debt	—	—	—	(9,354)
Litigation, settlements, and other claims	—	—	—	(1,214)

Income (loss) from continuing operations before income taxes	18,930	13,173	45,042	(4,480)
Income tax (expense) benefit	(7,323)	(5,008)	(17,017)	1,699

Income (loss) from continuing operations	11,607	8,165	28,025	(2,781)
Discontinued operations, net of income taxes
Income (loss) from operations	972	636	(152)	317
Gain on sale of real estate	8,986	—	22,437	10,286

Net income	21,565	8,801	50,310	7,822
Dividends on cumulative preferred stock	(224)	(225)	(225)	(225)

Net income allocable to common stockholders	$21,341	$8,576	$50,085	$7,597

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 15. QUARTERLY RESULTS OF OPERATIONS (Continued)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	Restated	Restated	Restated	Restated
2005
Earnings per common share
Income (loss) from continuing operations allocable to common stockholders	$0.48	$0.32	$1.05	$(0.11)
Discontinued operations	0.42	0.03	0.85	0.37

Net income allocable to common stockholders	$0.90	$0.35	$1.90	$0.26

Earnings per common share – assuming dilution
Income (loss) from continuing operations allocable to common stockholders	$0.39	$0.27	$1.01	$(0.09)
Discontinued operations	0.31	0.02	0.69	0.33

Net income allocable to common stockholders	$0.70	$0.29	$1.70	$0.24

2004

Revenue	$56,537	$62,756	$77,486	$106,555
Expenses	(49,297)	(51,986)	(64,231)	(90,729)
Other income and expenses:
Equity in income (loss) of partnerships and joint ventures	(103)	(22)	(259)	15,577
Minority interests in (income) loss of consolidated partnerships and joint ventures	(1,680)	(3,586)	(778)	68
Interest income	326	87	164	151
Interest expense	(5,954)	(6,166)	(6,492)	(8,029)
Gain on sale of real estate	378	—	—	—
Gain on disposition of other assets	377	1,698	—	—
Litigation, settlements, and other claims	—	—	—	(250)

Income from continuing operations before income taxes	584	2,781	5,890	23,343
Income tax (expense) benefit	—	14,559	(2,383)	(10,016)

Income from continuing operations	584	17,340	3,507	13,327
Discontinued operations, net of income taxes Income from operations	392	118	46	57
Gain on sale of real estate	—	2,666	—	8,284
Cumulative effect of change in accounting principle, net of income taxes	(16,803)	—	—	—

Net income (loss)	(15,827)	20,124	3,553	21,668
Dividends on cumulative preferred stock	(226)	(226)	(226)	(226)

Net income (loss) allocable to common stockholders	$(16,053)	$19,898	$3,327	$21,442

Earnings per common share
Income from continuing operations allocable to common stockholders	$0.02	$0.76	$0.15	$0.57
Discontinued operations	0.02	0.12	—	0.36
Cumulative effect of change in accounting principle	(0.78)	—	—	—

Net income (loss) allocable to common stockholders	$(0.74)	$0.88	$0.15	$0.93

Earnings per common share – assuming dilution
Income from continuing operations allocable to common stockholders	$0.01	$0.66	$0.13	$0.46
Discontinued operations	0.02	0.11	—	0.27
Cumulative effect of change in accounting principle	(0.67)	—	—	—

Net income (loss) allocable to common stockholders	$(0.64)	$0.77	$0.13	$0.73

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 16. RESTATEMENT OF PRIOR-PERIOD FINANCIAL STATEMENTS
In August 2006, after management’s review of the relevant accounting literature, the Audit Committee of the Board of Directors of the Company concluded that accounting for the Company’s investment in Ansonia Apartments, LP (“Ansonia”) should be changed.
Ansonia is a partnership in which Tarragon owns a majority noncontrolling equity interest. Historically, Tarragon has used the equity method to account for its investment in Ansonia. However, the Audit Committee decided the Company should consolidate Ansonia in accordance with the Financial Accounting Standards Board’s Interpretation 46R (“FIN 46R”), “Consolidation of Variable Interest Entities.” Accordingly, Tarragon is restating its financial statements and other financial information for the years and for each of the quarters in the years 2005 and 2004 and for the first quarter of 2006.
Additionally, the Company has also recorded adjustments to its consolidated financial statements as of and for the year ended December 31, 2005, relating to immaterial items not previously recorded that comprise $677,000 of the decrease in net income for the year ended December 31, 2005 and $1.1 million of the decrease in total assets as of December 31, 2005.
All changes reflected in this footnote have been reflected throughout this consolidated financial statement as restated. The difference between the reported amounts below represent the adjustments relating to the restatement. The effects of the restatement are as follows:

	December 31, 2004		December 31, 2005
	As Previously	As	As Previously	As
	Reported	Restated	Reported	Restated
Consolidated Balance Sheets
Real estate held for investment	$489,215	$567,493	$122,165	$415,448
Investments in and advances to partnerships and joint ventures	48,074	47,707	79,173	78,080
Cash and cash equivalents	22,066	22,377	38,627	39,044
Restricted cash	30,210	32,120	21,830	28,642
Other assets, net	49,759	51,313	65,415	73,863
Total assets	1,048,291	1,129,977	1,495,544	1,803,411
Mortgages on real estate	478,135	582,584	58,969	476,942
Accrued interest	4,038	4,695	5,312	7,493
Deferred tax liability	12,720	2,957	71,793	27,736
Other liabilities	71,217	72,750	97,852	102,105
Total liabilities	874,848	971,724	1,130,643	1,510,993
Accumulated deficit	(158,553)	(173,743)	(13,661)	(86,144)
Total stockholder’s equity	151,683	136,493	350,498	278,015

	For the Year Ended		For the Year Ended
	December 31, 2004		December 31, 2005
	As Previously	As	As Previously	As
	Reported	Restated	Reported	Restated
Consolidated Statement of Income
Rental and other revenue	$62,399	$82,869	$67,212	$91,485
Property operating expenses	32,301	41,566	33,904	45,387
Depreciation expense	14,307	17,727	11,033	15,145
General and administrative expenses	20,766	20,938	26,087	26,117
Equity in income of partnerships and joint ventures	21,530	15,193	97,295	29,603
Minority interests	(3,818)	(5,976)	(2,564)	(10,071)
Interest expense	(19,373)	(26,641)	(27,801)	(53,733)
Income tax (expense) benefit	(7,400)	2,160	(62,839)	(27,649)
Income from continuing operations	33,348	34,758	102,309	45,016
Cumulative effect of change in accounting principle	—	(16,803)	—	—
Net income	44,708	29,518	145,791	88,498

Earnings per common share
Net income allocable to common stockholders	$1.94	$1.27	$5.61	$3.39

Earnings per common share assuming dilution
Net income allocable to common stockholders	$1.65	$1.09	$4.71	$2.93

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 16. RESTATEMENT OF PRIOR-PERIOD FINANCIAL STATEMENTS (Continued)

	For the Year Ended		For the Year Ended
	December 31, 2004		December 31, 2005
	As Previously	As	As Previously	As
	Reported	Restated	Reported	Restated
Consolidated Statements of Cash Flows
Cash Flows from Operating Activities
Net income	$44,708	$29,518	$145,791	$88,498
Deferred income taxes	14,575	4,812	59,073	24,779
Cumulative effect of change in accounting principle	—	16,803	—	—
Minority interests in income of consolidated partnerships and joint ventures	3,818	5,976	2,564	10,071
Depreciation and amortization of leasing costs	22,390	25,739	11,871	15,983
Amortization of deferred borrowing costs	3,595	3,794	16,628	19,029
Equity in income of partnerships and joint ventures	(21,530)	(15,193)	(97,295)	(29,603)
Changes in restricted cash	(6,214)	(6,407)	8,252	(7,097)
Changes in other assets	(7,754)	(7,398)	(11,544)	(11,511)
Changes in other liabilities	9,015	8,168	1,136	(2,407)
Changes in interest payable	(20,288)	(20,262)	(38,349)	(37,809)
Net cash used in operating activities	(55,750)	(52,445)	(487,149)	(501,149)

Cash Flows from Investing Activities
Capital improvements of real estate	(8,412)	(9,877)	(6,711)	(8,665)
Distributions from partnerships and joint ventures	16,735	15,658	88,864	67,593
Advances to partnerships and joint ventures for development costs or for the purchase of land for development	(27,063)	(31,193)	(3,749)	(54,465)
Net cash acquired with consolidation of partnerships and joint ventures	225	278	50	170
Distributions to minority partners of consolidated partnerships and joint ventures	(1,010)	(3,167)	(3,526)	(11,033)
Net cash (used in) provided by investing activities	(46,182)	(54,958)	53,488	(28,245)

Cash Flows from Financing Activities
Proceeds from borrowings	429,652	438,008	1,051,704	1,442,704
Principal payments on notes payable	(320,746)	(323,673)	(585,997)	(877,523)
Deferred borrowing costs paid	(9,502)	(9,749)	(4,026)	(11,289)
Net cash provided by financing activities	102,372	108,154	450,222	546,061

SCHEDULE II
TARRAGON CORPORATION
VALUATION AND QUALIFYING ACCOUNTS
FOR THE THREE YEARS ENDED DECEMBER 31, 2005
(dollars in thousands)

		Charged
	Beginning	(credited)			Ending
	Balance	to earnings	Deductions		Balance
Valuation allowance against deferred tax asset
Year ended December 31, 2003	$10,075	$(253)	$—		$9,822
Year ended December 31, 2004 (restated)	9,822	6,574	(16,396	)(1)	—
Year ended December 31, 2005	—	—	—		—

Valuation allowance against note receivable
Year ended December 31, 2003	$—	$—	$—		$—
Year ended December 31, 2004	—	—	—		—
Year ended December 31, 2005	—	1,628	—		1,628

(1)	Utilization of carryforwards

SCHEDULE III
TARRAGON CORPORATION
REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2005
(Dollars in Thousands)
Restated

				Costs (1)
				Capitalized	Gross Carrying Amounts						Life on Which
		Initial Cost to Company		Subsequent	at End of Year						Depreciation in Latest
			Buildings and	To Acquisition		Buildings and		Accumulated	Date of	Date	Statement of Income
Description	Encumbrances	Land	Improvements	Improvements	Land	Improvements	Total	Depreciation	Construction	Acquired	Is Computed
Properties Held For Investment
Apartments
200 Fountain New Haven, CT	$12,360	$3,081	$12,323	$1,142	$3,082	$13,464	$16,546	$599	1965	May-04	3 - 40 years
278 Main Street West Haven, CT	4,913	1,154	4,615	450	1,150	5,069	6,219	113	1988	Feb-05	3 - 40 years
Autumn Ridge East Haven, CT	5,524	397	1,589	355	400	1,941	2,341	612	1973	Dec-97	3 - 40 years
1118 Adams (2) Hoboken, NJ	15,524	3,828	1,022	18,247	3,828	19,269	23,097	—	—	Mar-04	—
Aventerra Dallas, TX	7,871	876	3,506	4,077	876	7,583	8,459	2,343	1974	Nov-98	3 - 40 years
Cason Estates Murfreesboro, TN	12,799	2,155	1	17,364	2,145	17,375	19,520	168	2005	Oct-03	3 - 40 years
Club at Danforth Jacksonville, FL	25,274	3,000	—	14,682	2,351	15,331	17,682	3,836	1997	Sept-07	3 - 40 years
Desert Winds (3) Jacksonville, FL	7,696	354	1,399	1,392	354	2,791	3,145	1,368	1972	June-98	3 - 40 years
Dogwood Hills Hamden, CT	4,267	504	2,016	362	505	2,377	2,882	538	1972	Nov-99	3 - 40 years
Forest Park Rocky Hill, CT	11,593	1,670	6,680	1,254	1,719	7,885	9,604	1,131	1967	Oct-01	3 - 40 years
French Villa Tulsa, OK	2,929	447	1,786	923	447	2,709	3,156	701	1971	Nov-98	3 - 40 years
Groton Towers Groton, CT	8,804	968	3,871	845	969	4,715	5,684	1,295	1975	Aug-98	3 - 40 years
Gull Harbor New London, CT	2,848	295	1,182	236	327	1,386	1,713	264	1974	Nov-99	3 - 40 years
Hamden Centre Hamden, CT	4,866	592	2,366	167	595	2,530	3,125	492	1970	Nov-99	3 - 40 years
Harbour Green Panama City, FL	11,520	718	10,460	815	718	11,275	11,993	2,655	1997	Feb-00	3 - 40 years
Heather Hill Temple Hills, MD	35,175	643	14,562	9,822	766	24,261	25,027	14,096	1966	May-86	3 - 40 years
Lakeview Waterbury, CT	5,195	622	2,490	255	629	2,738	3,367	640	1990	Apr-98	3 - 40 years
Liberty Building New Haven, CT	12,532	1,540	6,160	593	1,540	6,753	8,293	969	1999	Jan-01	3 - 40 years
Links at Georgetown Savannah, GA	28,197	1,750	—	23,378	2,108	23,020	25,128	4,786	1999	Dec-97	3 - 40 years
Lofts at the Mills Manchester, CT	29,758	6,715	26,859	2,136	6,670	29,040	35,710	639	1989	Feb-05	3 - 40 years
Mustang Creek Arlington, TX	5,610	718	2,872	2,673	720	5,543	6,263	2,857	1974	May-95	3 - 40 years
Newbury Village Meriden, CT	16,668	4,371	171	22,828	4,371	22,999	27,370	75	2005	Apr-04	3-40 years

SCHEDULE III
TARRAGON CORPORATION
REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2005
(Dollars in Thousands)
Restated

				Costs (1)
				Capitalized	Gross Carrying Amounts						Life on Which
		Initial Cost to Company		Subsequent	at End of Year						Depreciation in Latest
			Buildings and	To Acquisition		Buildings and		Accumulated	Date of	Date	Statement of Income
Description	Encumbrances	Land	Improvements	Improvements	Land	Improvements	Total	Depreciation	Construction	Acquired	Is Computed
Properties Held For Investment (Continued)
Apartments (Continued)
Nutmeg Woods New London, CT	$26,614	$3,104	$12,416	$3,998	$3,108	$16,410	$19,518	$4,241	1970	Aug-98	3 - 40 years
Ocean Beach New London, CT	22,819	2,557	10,227	2,990	2,628	13,146	15,774	2,754	1972	Nov-99	3 - 40 years
Park Dale Gardens Dallas, TX	5,304	354	1,416	2,209	531	3,448	3,979	2,168	1975	Dec-91	3 - 40 years
Parkview Naugatuck, CT	11,820	1,122	4,489	2,361	1,128	6,844	7,972	1,900	1970	Jul-98	3 - 40 years
River City Landing Jacksonville, FL	18,181	1,237	5,602	9,313	1,237	14,915	16,152	5,050	1965	Jun-96	3 - 40 years
Sagamore Hills Middletown, CT	11,200	1,385	5,540	2,979	1,384	8,520	9,904	2,354	1967	Jul-98	3 - 40 years
Silver Creek (3) Jacksonville, FL	—	301	1,206	1,270	322	2,455	2,777	1,023	1972	Jun-98	3 - 40 years
Southern Elms Tulsa, OK	1,587	304	1,216	312	304	1,528	1,832	530	1968	Nov-98	3 - 40 years
Summit on the Lake Fort Worth, TX	4,213	895	3,582	1,239	907	4,809	5,716	1,983	1986	Mar-94	3 - 40 years
Villa Tuscany Orlando, FL	24,125	2,740	20,394	4,026	2,740	24,420	27,160	2,332	2001	Jan-04	3 - 40 years
Vintage at Legacy Frisco, TX	24,348	4,545	—	24,645	2,685	26,505	29,190	5,023	1999	May-98	3 - 40 years
Vintage at Madison Crossing Huntsville, AL	12,253	522	245	10,794	622	10,939	11,561	1,397	2002	Feb-00	3 - 40 years
Vintage at Plantation Bay Jacksonville, FL	21,700	2,231	64	13,270	2,231	13,334	15,565	2,160	2001	Jun-00	3 - 40 years
Vintage at the Parke Murfreesboro, TN	17,368	1,051	14,843	1,537	1,051	16,380	17,431	1,884	2001	Jan-04	3 - 40 years
Vistas at Lake Worth Fort Worth, TX	8,927	752	92	16,571	752	16,663	17,415	4,145	1998	Dec-94	3 - 40 years
Woodcliff Estates East Hartford, CT	36,239	3,441	13,765	7,082	3,437	20,851	24,288	5,448	1970	Aug-98	3 - 40 years

Office Buildings
Orlando Central Park Orlando, FL	3,314	1,888	7,605	(1,934)	1,294	6,265	7,559	1,376	1966	May-99	3 - 40 years
Uptown Village (2)(4) Fort Lauderdale, FL	7,611	468	—	25	468	25	493	—	—	Apr-05	—

Land
Vistas Observatory Fort Worth, TX	—	707	—	78	785	—	785	—	—	Apr-98	—

SCHEDULE III
TARRAGON CORPORATION
REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2005
(Dollars in Thousands)
Restated

				Costs (1)
				Capitalized	Gross Carrying Amounts						Life on Which
		Initial Cost to Company		Subsequent	at End of Year						Depreciation in Latest
			Buildings and	To Acquisition		Buildings and		Accumulated	Date of	Date	Statement of Income
Description	Encumbrances	Land	Improvements	Improvements	Land	Improvements	Total	Depreciation	Construction	Acquired	Is Computed
Properties Held For Sale (5)
Apartments
Bayfront Houston, TX	$3,847	$457	$2,052	$3,043	$457	$5,095	$5,552	$3,075	1971	Feb-87	3 - 40 years
The Brooks Addison, TX	2,933	558	2,230	318	548	2,558	3,106	651	1969	Nov-98	3 - 40 years
Fountainhead (6) Kissimmee, FL	6,904	1,572	6,291	1,184	1,572	7,475	9,047	2,038	1988	Jun-97	3 - 40 years
Meadowbrook Baton Rouge, LA	3,957	306	1,230	887	306	2,117	2,423	827	1968	Oct-95	3 - 40 years
Woodcreek Jacksonville, FL	8,114	472	4,977	3,417	451	8,415	8,866	4,827	1975	Nov-86	3 - 40 years

Office Buildings
1505 Highway 6 (6) Houston, TX	—	720	2,877	1,065	720	3,942	4,662	985	1983	Oct-98	3 - 40 years
Merritt 8 Stratford, CT	18,700	4,167	19,020	564	4,167	19,584	23,751	2,728	1989	Sep-04	3 - 40 years
Northwest O’Hare (6) Des Plaines, IL	2,810	1,990	7,965	(4,613)	566	4,776	5,342	3,101	1972	Apr-86	3 - 40 years
Park 20 West Tallahassee, FL	—	688	2,754	247	688	3,001	3,689	696	1972	Nov-98	3 - 40 years

Shopping Centers
Lakeview Mall Manitowoc, WI	—	513	2,050	225	341	2,447	2,788	1,788	1968	Apr-87	3 - 40 years
Mariner Plaza Panama City, FL	1,581	295	1,180	1,107	295	2,287	2,582	671	1968	Aug-97	3 - 40 years
Midway Mills Crossing Carrollton, TX	—	588	2,365	2,034	1,227	3,760	4,987	1,984	1986	Oct-91	3 - 40 years
Northside Center Gainesville, FL	3,600	1,591	3,712	1,131	1,611	4,823	6,434	1,603	1977	Dec-91	3 - 40 years
University Center Waco, TX	—	578	2,430	1,330	525	3,813	4,338	1,879	1959	Jul-91	3 - 40 years

	$581,992	$80,497	$269,765	$238,700	$77,358	$511,604	$588,962	$112,798

(1)	Includes property improvements, impairment charges, and amounts written off in connection with sales of portions of certain properties.

(2)	Property was under construction at December 31, 2005.

(3)	Mortgage is collateralized by both Desert Winds and Silver Creek.

(4)	Mortgage is collateralized by both this property and the for-sale portion of Uptown Village.

(5)	We cease recording depreciation on properties once they are transferred to held for sale. During 2005, Fountainhead, Bayfront and The Brooks were transferred into held for sale.

(6)	This property was sold in the first quarter of 2006.

SCHEDULE III
(Continued)
TARRAGON CORPORATION
REAL ESTATE AND ACCUMULATED DEPRECIATION

	2005	2004	2003
	(dollars in thousands)
	Restated	Restated
Reconciliation of real estate

Balance at January 1	$737,576	$505,912	$539,001

Additions
Acquisitions or consolidation of joint ventures	90,898	241,437	2,156
Capital improvements	24,188	11,192	12,252
Development costs	45,980	11,120	9,910
Deductions
Sales or deconsolidation of joint ventures	(107,651)	(30,952)	(57,407)
Transfers to homebuilding inventory	(200,283)	—	—
Impairment charges	(1,749)	(1,133)	—

Balance at December 31	$588,959	$737,576	$505,912

Reconciliation of accumulated depreciation

Balance at January 1	$148,725	$110,817	$103,474

Additions
Depreciation expense	15,357	25,117	20,773
Consolidation of joint ventures	9,468	19,836	—
Deductions
Sales or deconsolidation of joint ventures	(34,782)	(7,045)	(13,430)
Transfers to homebuilding inventory	(25,970)	—	—

Balance at December 31	$112,798	$148,725	$110,817

TARRAGON CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(Dollars in Thousands)

	September 30,	December 31,
	2006	2005
		Restated
Assets

Cash and cash equivalents	$29,106	$39,044
Restricted cash	31,118	28,642
Contracts receivable	50,040	49,745
Homebuilding inventory:
Land and land improvement costs	186,406	140,793
Construction in progress	378,794	259,470
Condominium conversions	823,127	654,805
Real estate held for investment (net of accumulated depreciation of $92,643 in 2006 and $85,946 in 2005)	410,596	415,448
Investments in and advances to partnerships and joint ventures	60,262	78,080
Assets held for sale	40,984	63,521
Other assets, net	62,949	73,863

	$2,073,382	$1,803,411

Liabilities and Stockholders’ Equity
Liabilities
Accounts payable and other liabilities	$150,697	$109,598
Liabilities related to assets held for sale	35,647	54,671
Deferred tax liability	27,736	27,736
Mortgages and notes payable	1,411,761	1,248,238
Senior convertible notes	5,750	5,750
Subordinated unsecured notes	125,000	65,000

	1,756,591	1,510,993

Commitments and contingencies
Minority interest	10,027	14,403

Stockholders’ equity
Common stock, $.01 par value; authorized shares, 100,000,000; shares issued, 38,508,947 in 2006 and 37,937,860 in 2005	384	379
Special stock, $.01 par value; authorized shares, 17,500,000; no shares outstanding	—	—
Cumulative preferred stock, $.01 par value; authorized shares, 2,500,000; shares outstanding, 1,252,267 in 2006 and 748,833 in 2005; liquidation preference, $15,027 in 2006 and $8,986 in 2005, or $12 per share	13	7
Paid-in capital	408,740	402,531
Accumulated deficit	(54,474)	(86,144)
Accumulated other comprehensive loss	(79)	—
Treasury stock, at cost (10,018,806 shares in 2006 and 9,370,496 shares in 2005)	(47,820)	(38,758)

	306,764	278,015

	$2,073,382	$1,803,411

The accompanying notes are an integral part of these Consolidated Financial Statements.

TARRAGON CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(Dollars in Thousands, except for per share data)

	For the Nine Months
	Ended September 30,
	2006	2005
		Restated
Revenue
Homebuilding sales	$306,754	$376,152
Rental and other	72,218	65,059

	378,972	441,211

Expenses
Costs of homebuilding sales	247,806	298,913
Property operations	37,890	31,488
Depreciation	12,625	11,164
Provision for estimated losses	—	1,628
General and administrative
Corporate	21,788	16,026
Property	3,847	3,733

	323,956	362,952

Other income and expenses
Equity in income of partnerships and joint ventures	16,021	26,589
Minority interests in income of consolidated partnerships and joint ventures	(3,550)	(2,312)
Interest income	436	518
Interest expense	(32,735)	(27,963)
Gain on sale of real estate	817	2,620
Loss on disposition of other assets	—	(300)

Income from continuing operations before income taxes	36,005	77,411
Income tax expense	(13,500)	(29,534)

Income from continuing operations	22,505	47,877
Discontinued operations, net of income taxes ($7.6 million in 2006 and $20.4 million in 2005)
Income (loss) from operations	120	1,383
Gain on sale of real estate	12,481	31,423

Net income	35,106	80,683
Dividends on cumulative preferred stock	(596)	(674)

Net income allocable to common stockholders	$34,510	$80,009

Earnings per common share
Income from continuing operations allocable to common stockholders	$.77	$1.90
Discontinued operations	.45	1.32

Net income allocable to common stockholders	$1.22	$3.22

Earnings per common share – assuming dilution
Income from continuing operations allocable to common stockholders	$.71	$1.67
Discontinued operations	.40	1.02

Net income allocable to common stockholders	$1.11	$2.69

The accompanying notes are an integral part of these Consolidated Financial Statements.

TARRAGON CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Dollars in Thousands)

	For the Nine Months
	Ended September 30,
	2006	2005
		Restated
Cash Flows from Operating Activities
Net income	$35,106	$80,683
Adjustments to reconcile net income to net cash used in operating activities:
Deferred income taxes	—	29,137
Loss on disposition of other assets	—	300
Gain on sale of real estate	(20,786)	(53,507)
Minority interests in income of consolidated partnerships and joint ventures	3,550	2,312
Depreciation and amortization of leasing costs	13,566	12,230
Amortization of deferred borrowing costs	9,584	13,514
Provision for estimated losses and impairment charges	894	2,976
Equity in income of partnerships and joint ventures	(16,021)	(26,589)
Other	998	805
Changes in other operating assets and liabilities, net of effects of non-cash investing and financing activities:
Homebuilding inventory	(346,272)	(256,515)
Restricted cash	(2,604)	881
Contracts receivable	40,907	(9,544)
Other assets	7,711	7,521
Accounts payable and other liabilities	28,414	(28,866)

Net cash used in operating activities	(244,953)	(224,662)

Cash Flows from Investing Activities
Cash paid for acquisition of rental apartment communities, net	—	(39,667)
Cash paid for land acquired for development	(10,417)	(467)
Cash received from the sale of real estate	27,907	67,791
Capital improvements to real estate	(7,159)	(5,436)
Construction costs of real estate under development	(4,661)	(39,128)
Earnest money deposits paid, net	(28)	(1,668)
Sale of partnership interests	9,135	—
Distributions from partnerships and joint ventures	20,585	17,582
Advances to partnerships and joint ventures for development costs or for the purchase of land for development	(24,472)	(37,628)
Distributions to minority partners of consolidated partnerships and joint ventures	(10,421)	(1,823)
Buyout of minority partners	(1,710)	(21,850)
Other assets	101	343

Net cash used in investing activities	(1,140)	(61,951)

The accompanying notes are an integral part of these Consolidated Financial Statements.

TARRAGON CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited) (Continued)
(Dollars in Thousands)

	For the Nine Months
	Ended September 30,
	2006	2005
		Restated
Cash Flows from Financing Activities
Proceeds from borrowings	$540,871	$739,825
Principal payments on notes payable	(278,691)	(437,561)
Deferred borrowing costs paid	(7,582)	(3,564)
Premium paid on conversion of convertible notes	—	(4,340)
Stock repurchases	(16,689)	(6,384)
Dividends to stockholders	(3,436)	(687)
Proceeds from the exercise of stock options	761	5,973
Cash overdrafts	937	6,559
Other assets and liabilities	(16)	(202)

Net cash provided by financing activities	236,155	299,619

Net increase (decrease) in cash and cash equivalents	(9,938)	13,006
Cash and cash equivalents, beginning of period	39,044	22,377

Cash and cash equivalents, end of period	$29,106	$35,383

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Interest paid, net of capitalized interest	$20,410	$18,780

Income taxes paid	$1,409	$11,692

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

Assets acquired and liabilities assumed in connection with the purchase of rental apartment communities:
Real estate	$—	$39,342
Restricted cash	—	172
Other assets	—	555
Accounts payable and other liabilities	—	(402)

Cash paid for acquisition of rental apartment communities, net	$—	$39,667

Assets written off and liabilities released in connection with the sale of real estate:
Real estate	$40,531	$84,077
Other assets	601	3,769
Notes payable	(32,939)	(71,558)
Accounts payable and other liabilities	(1,072)	(1,963)
Minority interest	—	(41)
Gain on sale	20,786	53,507

Cash received from the sale of real estate	$27,907	$67,791

The accompanying notes are an integral part of these Consolidated Financial Statements.

TARRAGON CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited) (Continued)
(Dollars in Thousands)

	For the Nine Months
	Ended September 30,
	2006	2005
		Restated
Effect on assets and liabilities of the consolidation of two homebuilding projects in 2006:
Homebuilding inventory	$70,244	$—
Investments in and advances to partnerships and joint ventures	(27,974)	—
Restricted cash	17	—
Other assets	1,528	—
Notes payable	(33,763)	—
Accounts payable and other liabilities	(3,052)	—
Minority interest	(7,000)	—

	$—	$—

Effect on assets and liabilities of the transfer of one apartment community to an unconsolidated joint venture in 2006:
Homebuilding inventory	$(54,314)	$—
Investments in and advances to partnerships and joint ventures	(9,625)	—
Restricted cash	(838)	—
Other assets	(1,847)	—
Notes payable	65,431	—
Other liabilities	325	—
Minority interest	868	—

	$—	$—

Liabilities that financed the purchase of homebuilding inventory	$197,823	$418,770

Homebuilding inventory transferred to real estate held for investment	$9,632	$—

Real estate held for investment transferred to homebuilding inventory	$5,197	$120,975

Conversion of convertible preferred interest in consolidated joint venture into common and preferred stock	$10,903	$—

The accompanying notes are an integral part of these Consolidated Financial Statements.

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
NOTE 1. BASIS OF PRESENTATION
The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements, but, in our opinion, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of consolidated financial position, consolidated results of operations, and consolidated cash flows at the dates and for the periods presented have been included. Operating results for the nine month period ended September 30, 2006, are not necessarily indicative of the results that may be expected for the year ending December 31, 2006. For further information, refer to the Consolidated Financial Statements and Notes included in our Annual Report on Form 10-K for the year ended December 31, 2005. Dollar amounts in tables are in thousands, except for per share data.
In August 2006, after management’s review of the relevant accounting literature, the Audit Committee of the Board of Directors of the Company concluded that accounting for the Company’s investment in Ansonia Apartments, LP (“Ansonia”) should be changed.
Ansonia is a partnership in which Tarragon owns a majority noncontrolling equity interest. Historically, Tarragon used the equity method to account for its investment in Ansonia. However, the Audit Committee decided that the Company should consolidate Ansonia in accordance with the Financial Accounting Standards Board’s Interpretation 46R (“FIN 46R”), “Consolidation of Variable Interest Entities.” Accordingly, Tarragon restated its financial statements and other financial information for the years and for each of the quarters in the years 2005 and 2004 and for the first quarter of 2006.
The effect of the restatement on prior period financial statements included in this report is discussed in NOTE 12. “RESTATEMENT OF PRIOR-PERIOD FINANCIAL STATEMENTS.”
Comprehensive Income
Comprehensive income is comprised of net income from our results of operations and changes in the fair value of derivatives. The components of comprehensive income, net of income taxes, are as follows:

	For the Nine Months Ended
	September 30,
	2006	2005
		Restated
Net income	$35,106	$80,683
Changes in fair value of interest rate swap, net of income tax benefit	(79)	—

Comprehensive income	$35,027	$80,683

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)
NOTE 1. BASIS OF PRESENTATION (Continued)
Change in Accounting Estimate
We use the percentage-of-completion method to recognize revenue on our mid-rise and high-rise condominium developments where construction typically takes eighteen months or longer to complete. One of the criteria for revenue recognition under the percentage-of-completion method is that construction must be beyond a preliminary stage. We believe that most developers use a measure of 25% to 50% of construction costs to conclude construction is beyond a preliminary stage. Prior to 2006, when 50% of estimated construction costs had been incurred, we concluded that construction was beyond a preliminary stage. In 2006, we changed our estimate of when construction was beyond a preliminary stage to when 40% of construction costs have been incurred and the exterior structure, including the roof, of the building has been completed. This change in accounting estimate resulted in commencing revenue recognition for One Hudson Park in June 2006 when 46% of estimated construction costs had been incurred, and after the other requirements of revenue recognition under the percentage-of-completion method had been met. As of September 30, 2006, 60% of estimated construction costs had been incurred for this project. For the nine months ended September 30, 2006, we recognized homebuilding sales revenue of $49.5 million and gross profit of $14.7 million for this project.
NOTE 2. STOCK-BASED AWARDS
In 2002, we adopted the fair value method defined in Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” in accounting for our stock option plans. Previously we applied the Accounting Principles Board’s Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees,” and related Interpretations. We elected to apply SFAS No. 123 prospectively for all options granted or modified since the beginning of 2002, as allowed by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” Effective January 1, 2006, we adopted SFAS No. 123(R) “Share-Based Payments,” using the modified prospective transition method, which replaces SFAS No. 123. SFAS No. 123(R) requires that compensation cost relating to share-based payment transactions be recognized in financial statements. Because the fair value recognition provisions of SFAS No. 123 and SFAS No. 123(R) were materially consistent under our stock option plans, the adoption of SFAS No. 123(R) did not have a significant impact on our consolidated financial statements.
Stock-based compensation expense recognized under SFAS 123(R) for the nine months ended September 30, 2006, was approximately $624,000, net of income taxes. There was approximately $497,000 of stock-based compensation expense, net of income taxes, recognized during the nine months ended September 30, 2005. As of September 30, 2006, there was approximately $3.5 million of total unrecognized compensation cost related to nonvested share options, which is expected to be amortized over a weighted average life of 2.57 years.

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)
NOTE 2. STOCK-BASED AWARDS (Continued)
The following table illustrates the pro forma effect on net income and earnings per common share for the nine months ended September 30, 2005, as if the fair value based method had been applied to all outstanding and unvested awards.

For the Nine
Months Ended
September 30,
2005
Net income allocable to common stockholders, as reported	$80,009
Add:
Stock-based employee compensation expense included in reported net income, net of income taxes	497
Deduct:
Total stock-based employee compensation expense determined under fair value based method for all awards, net of income taxes	(507)

Proforma net income allocable to common stockholders	$79,999

Earnings per common share
Net income allocable to common stockholders, as reported and proforma	$3.22

Earnings per common share – assuming dilution
Net income allocable to common stockholders, as reported and proforma	$2.69

Tarragon has an Independent Director Stock Option Plan (the “Director Plan”), a Share Option and Incentive Plan (the “Incentive Plan”), and an Omnibus Plan. The Director Plan and the Incentive Plan terminated in November 2005, and there will be no future grants under these plans. Under the Omnibus Plan, we have a maximum of two million shares of common stock available for issuance, including an aggregate of one million shares of common stock that are available for issuance of awards other than stock options. The plan authorizes the award of incentive stock options and non-qualified stock options to our employees and directors, as well as restricted or unrestricted stock awards or stock units; dividend equivalent rights; other stock based awards, including stock appreciation rights payable in stock or cash; and performance based and annual incentive awards. As of September 30, 2006, there were 1,231,077 shares of common stock available for grant under the Omnibus Plan. The stock options vest between one and five years from the date of grant and expire between five and ten years thereafter, unless the optionees’ relationship with Tarragon terminates earlier. The stock appreciation rights (“SARs”) have ten-year terms, are limited in appreciation to $15 per share, may be settled only in shares of our common stock, and vest between one and three years from the date of grant.
During the first nine months of 2006, we granted restricted stock awards for 128,167 shares of stock to employees and 3,500 shares of stock to directors under the Omnibus Plan. The director grants were immediately vested but subject to the directors’ agreement not to sell as long as the director remains on our board of directors. The fair value of the 3,500 shares issued to directors was $66,000 on the grant date. The restricted stock awards issued to employees vest in one year, and there are no restrictions on trading upon vesting. The fair value of the 128,167 shares was $2.2 million on the grant dates.

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)
NOTE 2. STOCK-BASED AWARDS (Continued)
The following table summarizes stock option and SARs activity:

	For the Nine Months Ended September 30, 2006
	Stock Options		SARs
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Prices	SARs	Exercise Prices
Outstanding at January 1	2,721,767	$4.48	323,796	$13.74
Granted	385,500	18.31	3,100	16.33
Exercised	(196,194)	3.82	(42,999)	11.80
Forfeited	(28,744)	8.21	(350)	17.13

Outstanding at September 30	2,882,329	$6.33	283,547	$14.06

Exercisable at September 30	2,258,382	$4.03	94,117	$15.27

Weighted average grant-date fair value		$7.90		$3.24

A summary of the status of nonvested shares as of September 30, 2006, and changes during the nine months ended September 30, 2006, is presented below:

	For the Nine Months Ended September 30, 2006
	Stock Options		SARs
		Weighted		Weighted
	Number of	Average Grant	Number of	Average Grant
	Options	Date Fair Value	SARs	Date Fair Value
Nonvested at January 1	414,015	$5.08	288,146	$3.12
Granted	371,500	7.89	1,500	3.14
Vested	(138,449)	6.60	(100,216)	3.15
Forfeited	(23,119)	4.37	—	—

Nonvested at September 30	623,947	$7.37	189,430	$3.12

The fair value of each option and stock appreciation right was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Dividend yield	.29%
Expected volatility	30.71%
Risk-free interest rate	4.79%
Expected lives (in years)	7.8
Forfeitures	1.8%

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)
NOTE 2. STOCK-BASED AWARDS (Continued)
The following table summarizes information about the options outstanding at September 30, 2006:

	Outstanding			Exercisable
		Weighted
		Average
		Remaining	Weighted		Weighted
Range of		Contractual	Average		Average
Exercise Prices	Options	Life	Exercise Price	Options	Exercise Price
$ 2.39 – 3.53	1,524,026	3.85	$3.16	1,523,840	$3.16
4.24 – 5.42	765,928	4.89	4.69	641,363	4.68
7.47 – 8.89	94,125	7.24	8.46	45,375	8.42
9.13 – 18.78	273,250	9.22	15.33	17,138	10.90
20.46 – 25.32	225,000	9.14	21.63	30,666	23.52

$ 2.39 – 25.32	2,882,329	5.16	$6.33	2,258,382	$4.03

The following table summarizes information about the SARs outstanding at September 30, 2006:

	Outstanding			Exercisable
		Weighted
		Average
		Remaining	Weighted		Weighted
Range of		Contractual	Average		Average
Exercise Prices	SARs	Life	Exercise Price	SARs	Exercise Price
$ 8.47 – 13.16	125,350	8.21	$10.79	24,250	$11.38
16.33 – 19.97	156,997	8.33	16.61	68,667	16.53
21.20 – 23.63	1,200	8.66	22.75	1,200	22.75

$ 8.47 – 23.63	283,547	8.28	$14.06	94,117	$15.27

NOTE 3. VARIABLE INTEREST ENTITIES
We have identified six joint ventures that are variable interest entities (“VIEs”), five of which we are the primary beneficiary. These five entities have been consolidated in accordance with FIN 46R. Their assets and liabilities were recorded at carrying value. The five entities consist of one partnership with 25 investment rental communities with 6,044 apartments, two limited liability companies that are developing rental apartment communities, one with 328 market-rate units and the other with 90 affordable units, and two limited liability companies engaged in homebuilding, one with a 215-unit age-restricted traditional new development and the other with a 217-unit new mid-rise development. The aggregate total assets of the five consolidated VIEs were $434.4 million as of September 30, 2006. Of the total assets, $315.9 million is classified as real estate held for investment, and $101.4 million is classified as homebuilding inventory in the accompanying September 30, 2006, Consolidated Balance Sheet. Gross revenue of these VIEs contributed $14.3 million to homebuilding sales and $46.5 million to rental revenue for the nine months ended September 30, 2006. Of the $522.8 million of debt of these entities at September 30, 2006, $442.5 million is non-recourse to the general assets of Tarragon.
The sixth VIE is not consolidated, as we are no longer the primary beneficiary. It is a limited liability limited partnership that acquired a rental apartment community for conversion to condominium homes for sale. The liabilities of this VIE are non-recourse to the general assets of Tarragon.

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)
NOTE 4. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
On April 10, 2006, we entered into an interest rate swap agreement to effectively convert our $60 million variable rate subordinated unsecured notes issued in March 2006 to fixed rate debt in order to minimize the exposure to volatility in interest cost. The interest rate swap agreement is based on a notional amount of $60 million, a fixed rate of 5.377%, a floating rate index of three month LIBOR, and a maturity of April 30, 2011. We have designated and accounted for the interest rate swap as a hedge to reduce exposure to interest rate risk and minimize reported earnings volatility in accordance with SFAS No. 133, as amended, “Accounting for Derivative Instruments and Hedging Activities.” As of September 30, 2006, the fair value of the interest rate swap was ($126,000). During the period from inception through September 30, 2006, the interest rate swap agreement was considered an effective hedge, and there were no gains or losses recognized in earnings for hedge ineffectiveness.
In April 2006, we also purchased three interest rate caps, as required by the lenders of $127.6 million of our variable rate debt. On July 6, 2006, we purchased an interest rate cap for $39.9 million of our variable rate debt, as required by the lender. The fair value of the four interest rate caps as of September 30, 2006, was $547,000, and the decrease in fair value of $177,000 from the dates of purchase was recorded as an increase to interest expense in the accompanying Consolidated Statements of Income for the nine months ended September 30, 2006.
NOTE 5. MINORITY INTERESTS
In February 2000, Tarragon acquired the interests of Robert C. Rohdie and his affiliates in ten apartment communities. At that time, Mr. Rohdie, Tarragon’s partner in the development of these projects, and his affiliates contributed their equity interests in the apartment communities to Tarragon Development Company, LLC, (“TDC”) in exchange for $10 million of Class A Member Units and Class B Member Units of TDC issued to The Rohdie Family LLC (the “Rohdie LLC”), which the Rohdie LLC had the right to convert into 668,096 shares of common stock and shares of preferred stock with a face value of up to $8 million, plus a special dividend. The managing member of the Rohdie LLC is Robert C. Rohdie, President and Chief Executive Officer of Tarragon Development Corporation, a wholly owned subsidiary of Tarragon. Mr. Rohdie has been a member of Tarragon’s Board of Directors since February 2000.
On September 30, 2006, Tarragon issued 616,667 shares of our 10% cumulative preferred stock, liquidation value $12.00, and 668,096 shares of our common stock, to the Rohdie LLC in connection with the exercise by the Rohdie LLC of its rights to convert its Class A Member Units and Class B Member Units of Tarragon Development Corporation pursuant to the terms of the Limited Liability Company Agreement of TDC.

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)
NOTE 6. INVESTMENTS IN AND ADVANCES TO PARTNERSHIPS AND JOINT VENTURES
Investments in and advances to partnerships and joint ventures consisted of the following:

			Carrying Amount
			September 30,	December 31,
	Profits Interest		2006	2005
				Restated
801 Pennsylvania Avenue	50	% (1)	$—	$—
Choice Home Financing, L.L.C.	50%		211	425
Delaney Square, L.L.C.	50%		—	—
Hoboken joint ventures:
900 Monroe Street Development, L.L.C.	63%		4,643	4,134
Block 106 Development, L.L.C.	63%		5,759	11,228
Block 99/102 Development, L.L.C.	70	% (2)	—	13,108
Block 102 Development, L.L.C.	48%		3,033	2,848
Block 103 Development, L.L.C.	55%		2,145	—
Block 112 Development, L.L.C.	63%		11,112	10,918
Block 114 Development, L.L.C.	55%		3,756	—
Block 144 Development, L.L.C.	63%		2,174	4,026
TDC/Ursa Hoboken Sales Center, L.L.C.	48%		1,561	1,455
Thirteenth Street Development, L.L.C.	50%		—	—
Upper Grand Realty, L.L.C.	50%		—	—
Keane Stud, L.L.C.	50%		8,631	—
LOPO, L.P.	50%		10,350	6,251
Merritt Stratford, L.L.C.	50%		302	256
Orchid Grove, L.L.C.	50%		5,953	2,774
Orion Towers Tarragon, L.L.P.	70	% (3)	—	15,662
Park Avenue at Metrowest, Ltd.	50%		—	4,363
Shefaor/Tarragon, LLLP	29	% (4)	—	—
Tarragon Calistoga, L.L.C.	80%		632	632

			$60,262	$78,080

(1)	In September 2006, we sold our interest in 801 Pennsylvania Avenue for $4.1 million.

(2)	This entity was consolidated in the second quarter of 2006 upon the acquisition of the 15% interest of one of our partners.

(3)	Due to a change in control of the partnership, we began consolidating this entity in the first quarter of 2006.

(4)	Due to the sale of a portion of our partnership interest in the third quarter of 2006, this joint venture is no longer consolidated.
In accordance with Financial Accounting Standard Board’s Emerging Issues Task Force’s 96-16 Consensus, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights” and its 04-5 Consensus, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights,” we account for our investments in the above partnerships and joint ventures using the equity method.
We guarantee debt of certain unconsolidated joint ventures. We have guaranteed two construction loans and three land loans totaling $65.8 million as of September 30, 2006. We have recorded liabilities totaling $2.1 million in connection with these guarantees.
Below are unaudited summarized financial data for Park Avenue Tarragon individually and combined for our other unconsolidated partnerships and joint ventures that are not individually significant for the nine months ended September 30, 2006 and 2005.

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)
NOTE 6. INVESTMENTS IN AND ADVANCES TO PARTNERSHIPS AND JOINT VENTURES (Continued)

	Park Avenue		All
	Tarragon	Other	Partnerships
Nine Months Ended September 30, 2006
Homebuilding sales	$22,221	$30,729	$52,950
Cost of homebuilding sales	(17,569)	(31,610)	(49,179)
Rental revenue	—	416	416
Mortgage banking income	—	1,206	1,206
Property and other operating expenses	—	(479)	(479)

Income from continuing operations	4,652	262	4,914
Discontinued operations
Income from operations (1) (2)	—	4,288	4,288

Net income	4,652	4,550	9,202
Elimination of interest and management fees paid to Tarragon	4	104	108

Net income before interest and management fees paid to Tarragon	$4,656	$4,654	$9,310

Equity in income of partnerships and joint ventures:
Tarragon’s share of net income before interest and management fees paid to Tarragon	$2,407	$3,989	$6,396
Cash distributions in excess of investment	—	9,625 (3)	9,625

Equity in income of partnerships and joint ventures	$2,407	$13,614	$16,021

Nine Months Ended September 30, 2005

Homebuilding sales	$97,331	$88,386	$185,717
Cost of homebuilding sales	(66,866)	(59,948)	(126,814)
Rental revenue	—	8,364	8,364
Mortgage banking income	—	215	215
Property and other operating expenses	—	(3,774)	(3,774)
Interest expense	—	(3,542)	(3,542)
Depreciation expense	—	(1,484)	(1,484)

Income from continuing operations	30,465	28,217	58,682
Discontinued operations
Loss from operations (1)	—	(122)	(122)
Loss on sale of real estate	—	(350)	(350)

Net income	30,465	27,745	58,210
Elimination of interest and management fees paid to Tarragon	125	300	425

Net income before interest and management fees paid to Tarragon	$30,590	$28,045	$58,635

Equity in income of partnerships and joint ventures:
Tarragon’s share of net income before interest and management fees paid to Tarragon	$14,784	$11,717	$26,501
Cash distributions in excess of investment	—	88	88

Equity in income of partnerships and joint ventures	$14,784	$11,805	$26,589

(1)	Revenue presented in discontinued operations was $1 million in 2006 and $1.1 million in 2005.

(2)	Includes $4.1 million in proceeds received from the sale of our interest in 801 Pennsylvania Avenue.

(3)	Represents distributions received in excess of our investment balance in Shefaor Tarragon LLLP. This partnership is no longer consolidated as of July 2006. Please see discussion below for further information.

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)
NOTE 7. EARNINGS PER COMMON SHARE
Earnings per common share have been computed based on the weighted average number of shares of common stock outstanding for the nine months ended September 30, 2006 and 2005. Following is a reconciliation of earnings per common share and earnings per common share – assuming dilution.

	For The Nine Months Ended
	September 30,
	2006	2005
Net income allocable to common stockholders, as reported	$34,510	$80,009
Add:
Interest expense on convertible notes, net of income taxes	261	6,654

Net income allocable to common stockholders — assuming dilution	$34,771	$86,663

Weighted average shares of common stock used in computing earnings per share	28,217,373	24,843,710
Convertible preferred interest of minority partner in consolidated joint venture	668,096	668,096
Convertible notes	469,771	4,393,956
Effect of stock options	1,903,998	2,233,276
Effect of stock appreciation rights	66,699	117,653

Weighted average shares of common stock used in computing earnings per share – assuming dilution	31,325,937	32,256,691

Earnings per common share
Net income allocable to common stockholders	$1.22	$3.22

Net income allocable to common stockholders - assuming dilution	$1.11	$2.69

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)
NOTE 8. SEGMENT REPORTING
Our business is divided into two reporting segments – homebuilding and the operation of our investment portfolio. Our Homebuilding Division is the main focus of our business in terms of financial and human capital. Our activities in the Homebuilding Division encompass condominium conversions of existing apartment communities, the development of town homes and new mid-rise or high-rise condominiums for sale to residents, land development and sale, and development of new investment properties, primarily apartment communities. Funds generated by the operation, sale, or refinancing of properties in the investment portfolio support our overhead and finance our homebuilding activities. As discussed in NOTE 9. “ASSETS HELD FOR SALE,” in March 2005, our board of directors approved a strategic plan to divest a substantial portion of our Investment Division properties. Pursuant to this plan, we sold 15 properties during 2005 and nine properties during 2006 and have seven properties classified as held for sale at September 30, 2006.
Homebuilding. The following table summarizes our active for-sale communities at September 30, 2006, by product type.

Remaining Homes
or Home Sites

High-and mid-rise developments (1)	1,118
Condominium conversions	3,432
Townhome and traditional new developments	1,036
Land development	140

5,726

(1)	We have recognized revenue from the sale of 115 homes that have not yet been delivered for two projects under the percentage-of-completion method as of September 30, 2006.
Also included in the Homebuilding Division are rental communities in reposition, under development, or in initial lease-up and land held for development or sale. We had nine apartment communities with 2,418 units in lease-up, undergoing reposition, or under development at September 30, 2006. We measure the performance of our Homebuilding Division primarily by gross profit from home sales.
Investment. This division includes properties with stabilized operations. We consider a property stabilized when development or renovation is substantially complete and recurring operating income exceeds operating expenses and debt service. At September 30, 2006, our Investment Division had 7,996 consolidated stabilized apartments and six consolidated commercial properties with 540,000 square feet. The results of operations of two apartment communities with 432 units and five commercial properties with 438,000 square feet classified as held for sale at September 30, 2006, have been presented in discontinued operations in the accompanying Consolidated Statements of Income.
We use net operating income to measure the performance of our Investment Division. Net operating income is defined as rental revenue less property operating expenses. We believe net operating income is an important supplemental measure of operating performance of our investment properties because it provides a measure of the core operations of the properties. Additionally, we believe that net operating income, as defined, is a widely accepted measure of comparative operating performance in the real estate investment community. We believe that income (loss) before taxes is the most directly comparable GAAP measure to net operating income. The operating statements for the Investment Division present reconciliations of Investment Division net operating income to Investment Division income before taxes.

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)
NOTE 8. SEGMENT REPORTING (Continued)
We allocate our general and administrative expenses between the segments based on the functions of the corporate departments. We allocate other corporate items, including interest income, management fee and other revenue, and minority interests in income of consolidated partnerships and joint ventures that are not directly associated with one of our divisions in the same proportions as general and administrative expenses are allocated. Income tax expense and liabilities are not allocated between the segments. Income tax liabilities totaled $64.6 million at September 30, 2006, and $36.5 million at December 31, 2005.
Following are operating statements and balance sheets for our two reporting segments and net operating income for our Investment Division. In our segment operating statements, we do not distinguish between consolidated and unconsolidated properties. We have provided a reconciliation of segment revenue to consolidated revenue below.

	HOMEBUILDING DIVISION
	Operating Statements
	For the Nine Months
	Ended September 30,
	2006		2005
Homebuilding sales	$359,704	100%	$561,869	100%
Cost of homebuilding sales (1)	(296,985)	(83%)	(425,728)	(76%)

Gross profit on homebuilding sales	62,719	17%	136,141	24%

Minority interests in homebuilding sales of consolidated partnerships and joint ventures	(1,104)	—	(1,697)	—
Outside partners’ interests in homebuilding sales of unconsolidated partnerships and joint ventures	(1,750)	—	(28,815)	(5%)
Overhead costs associated with investment in joint ventures	(466)	—	(1,196)	—
Performance-based compensation related to projects of unconsolidated partnerships and joint ventures	(134)	—	(2,304)	—
Additional costs attributable to profits recognized by the investment division on intercompany sales	(6,728)	(2%)	(519)	—

	52,537	15%	101,610	19%

Other income and expenses:
Interest expense	(6,023)	(2%)	(654)	—
Net income (loss) from rental operations	(3,717)	(1%)	914	—
Mortgage banking income	602	—	107	—
General and administrative expenses	(20,694)	(6%)	(11,714)	(2%)
Other corporate items	(75)	—	271	—
Prepayment penalty on early retirement of debt in connection with condominium conversion	(1,639)	—	—	—
Distributions from unconsolidated partnerships and joint ventures in excess of investment	9,625	3%	—	—
Gain (loss) on sale of real estate	817	—	1,979	—

Income before taxes	$31,433	9%	$92,513	17%

(1)	Cost of homebuilding sales includes marketing and advertising of for-sale communities, salaries and office costs related to personnel directly involved in acquiring, managing, and accounting for for-sale communities, as well as land, construction costs, architectural and engineering fees, and capitalized interest.

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)
NOTE 8. SEGMENT REPORTING (Continued)

	HOMEBUILDING DIVISION
	Balance Sheets
	September 30,	December 31,
	2006	2005
		Restated
Assets
Cash and cash equivalents	$26,045	$36,638
Restricted cash	23,663	18,846
Contracts receivable	50,040	49,745
Homebuilding inventory: (1)
Land and land improvement costs	186,406	140,793
Construction in progress	378,794	259,470
Condominium conversions	840,941	679,548
Real estate held for investment	83,687	71,022
Investments in partnerships and joint ventures	60,262	78,080
Other assets, net	42,262	56,745

	$1,692,100	$1,390,887

Liabilities and Equity
Accounts payable and other liabilities	$102,909	$82,358
Mortgages and notes payable	894,045	764,403

	996,954	846,761

Minority interest	10,027	3,309
Equity	685,119	540,817

	$1,692,100	$1,390,887

(1)	Prior to 2004, the Homebuilding Division recognized profits on properties it transferred to the Investment Division upon completion and stabilization. In 2004, we began to transfer properties between divisions at cost. In 2005, nine properties were transferred from the Investment Division to the Homebuilding Division for conversion and sale as condominium homes. Homebuilding inventory of the Homebuilding Division includes $17.8 million of additional basis as of September 30, 2006 and $24.7 million as of December 31, 2005 related to these profits from transfers prior to 2004.

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)
NOTE 8. SEGMENT REPORTING (Continued)

	INVESTMENT DIVISION
	Operating Statements
	For the Nine Months Ended
	September 30,
	2006		2005
			Restated
Rental revenue	$67,056	100%	$90,922	100%
Property operating expenses	(33,660)	(50%)	(46,587)	(51%)

Net operating income	33,396	50%	44,335	49%
Net gain on sale of real estate	25,391		46,585
Distributions from unconsolidated partnerships and joint ventures in excess of investment	—		81
Minority interests in income of consolidated partnerships and joint ventures	(2,446)		(442)
Elimination of management and other fees paid to Tarragon by unconsolidated partnerships and joint ventures	—		267
Outside partners’ interests in losses of unconsolidated partnerships and joint ventures	124		97
General and administrative expenses	(4,943)		(8,045)
Other corporate items	1,603		653
Impairment losses	(894)		(2,976)
Interest expense	(22,527)		(34,189)
Depreciation expense	(11,310)		(15,213)

Income before taxes	$18,394		$31,153

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)
NOTE 8. SEGMENT REPORTING (Continued)

	INVESTMENT DIVISION
	Balance Sheets
	September 30,	December 31,
	2006	2005
		Restated
Assets
Cash and cash equivalents	$3,061	$2,406
Restricted cash	7,455	9,796
Real estate held for investment (1)	359,428	373,282
Assets held for sale (1)	45,489	71,100
Other assets, net	17,996	14,427

	$433,429	$471,011

Liabilities and Deficit
Accounts payable and other liabilities	$10,901	$18,914
Liabilities related to assets held for sale	35,647	54,671
Mortgages and notes payable	517,716	483,834
Senior convertible notes	5,750	5,750
Subordinated unsecured notes	125,000	65,000

	695,014	628,169

Minority interest	—	11,094
Deficit (2)	(261,585)	(168,252)

	$433,429	$471,011

(1)	Prior to 2004, the Homebuilding Division recognized profits on properties it transferred to the Investment Division upon completion and stabilization. In 2004, we began to transfer properties between divisions at cost. Real estate held for investment includes $32.5 million of additional basis as of September 30, 2006, and $28.9 million as of December 31, 2005 related to these profits from transfers prior to 2004. Assets held for sale include $4.5 million of additional basis as of September 30, 2006 and $7.6 million as of December 31, 2005 related to these profits from transfers prior to 2004.

(2)	The Investment Division’s deficit is the result of distributions to the parent company exceeding accumulated divisional earnings.

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)
NOTE 8. SEGMENT REPORTING (Continued)

	For the Nine Months Ended
	September 30,
	2006		2005
Investment division net operating income:
Rental revenue
Same store stabilized apartment communities	$53,798	100%	$51,065	100%
Apartment communities targeted for condominium conversion in 2005	—	—	12,951	100%
Apartment communities acquired during period	3,433	100%	13,021	100%
Apartment communities sold during period	3,765	100%	2,796	100%
Commercial properties	6,060	100%	11,089	100%

	67,056	100%	90,922	100%

Property operating expenses
Same store stabilized apartment communities	(25,641)	(48%)	(24,738)	(48%)
Apartment communities targeted for condominium conversion in 2005	—	—	(5,862)	(45%)
Apartment communities acquired during period	(2,515)	(73%)	(8,593)	(66%)
Apartment communities sold during period	(2,070)	(55%)	(1,516)	(54%)
Commercial properties	(3,434)	(57%)	(5,878)	(53%)

	(33,660)	(50%)	(46,587)	(51%)

Net operating income
Same store stabilized apartment communities	28,157	52%	26,327	52%
Apartment communities targeted for condominium conversion in 2005	—	—	7,089	55%
Apartment communities acquired during period	918	27%	4,428	34%
Apartment communities sold during period	1,695	45%	1,280	46%
Commercial properties	2,626	43%	5,211	47%

	$33,396	50%	$44,335	49%

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)
NOTE 8. SEGMENT REPORTING (Continued)

	For the Nine Months Ended
	September 30,
	2006	2005
Reconciliation of divisional revenues to consolidated revenue:
Homebuilding division total revenue	$359,704	$561,869
Less homebuilding revenue of unconsolidated partnerships and joint ventures	(52,950)	(185,717)
Add rental revenue from homebuilding properties presented in net income (loss) from rental operations (1)	15,694	7,849

Homebuilding division contribution to consolidated revenue	322,448	384,001

Investment division rental revenue	67,056	90,922
Less investment division rental revenue presented in discontinued operations	(10,607)	(24,684)
Add management fee and other revenue included in other corporate items	1,094	406
Less rental revenue of unconsolidated partnerships and joint ventures	(1,019)	(9,434)

Investment division contribution to consolidated revenue	56,524	57,210

Consolidated total revenue	$378,972	$441,211

Reconciliation of divisional income before taxes to consolidated net income :
Homebuilding division income before taxes	$31,433	$92,513
Add additional costs attributable to profits recognized by investment division on intercompany sales (2)	6,728	519

Homebuilding division contribution to consolidated net income	38,161	93,032

Investment division income before taxes	18,394	31,153
Add reduction (increase) to investment division gain on sale of real estate for profit (loss) previously recognized by homebuilding division (3)	(1,426)	4,644
Add depreciation on higher basis resulting from intercompany sales (3)	1,038	1,822

Investment division contribution to consolidated net income	18,006	37,619

Income tax expense	(21,061)	(49,968)

Consolidated net income	$35,106	$80,683

(1)	Rental revenue generated by properties transferred from the Investment Division to the Homebuilding Division for conversion to condominiums and properties developed by the Homebuilding Division in lease-up.

(2)	Prior to 2004, the Investment Division recognized gains on transfers of properties to the Homebuilding Division for conversion and sale as condominium homes. Beginning in 2004, properties are transferred between divisions at cost.

(3)	Prior to 2004, the Homebuilding Division recognized profits on properties it transferred to the Investment Division upon completion and stabilization. Beginning in 2004, properties are transferred between divisions at cost.

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)
NOTE 8. SEGMENT REPORTING (Continued)

	September 30,	December 31,
	2006	2005
		Restated
Reconciliation of divisional total assets to consolidated total assets:
Homebuilding division total assets	$1,692,100	$1,390,887
Investment division total assets	433,429	471,011

	2,125,529	1,861,898
Less higher basis resulting from intercompany sales (1)	(54,838)	(61,178)
Add goodwill	2,691	2,691

Consolidated total assets	$2,073,382	$1,803,411

(1)	Prior to 2004, both divisions recognized gains on transfers of properties between divisions. Beginning in 2004, properties are transferred between divisions at cost.
NOTE 9. ASSETS HELD FOR SALE
In March 2005, our board of directors approved a plan to divest substantially all of our Investment Division properties. Pursuant to this plan, we sold 24 properties in 2005 and 2006. The remaining Investment Division properties we intend to sell are classified as assets held for sale and their results of operations, along with the results of operations of the 24 properties sold, are presented in discontinued operations.
Assets held for sale and liabilities related to assets held for sale in the accompanying Consolidated Balance Sheets include the following:

	September 30,	December 31,
	2006	2005
Real estate (net of accumulated depreciation of $18,437 in 2006 and $26,853 in 2005)	$38,700	$60,713
Other assets, net	2,284	2,808

	$40,984	$63,521

Accounts payable and other liabilities	$1,246	$2,225
Mortgages and notes payable	34,401	52,446

	$35,647	$54,671

The September 30, 2006, amounts include balances related to two apartment communities and five commercial properties actively marketed for sale. The December 31, 2005, amounts included balances related to five apartment communities and nine commercial properties either under contract of sale or actively marketed for sale at December 31, 2005.

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)
NOTE 9. ASSETS HELD FOR SALE (Continued)
In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” operating results for properties for which we have implemented plans of disposal have been reported in discontinued operations. Discontinued operations for the nine months ended September 30, 2006 and 2005 include the operations of 24 properties sold since the beginning of 2005 (which were previously reported in the Investment Division) and seven properties held for sale. The results of these operations were as follows:

	For the Nine Months Ended
	September 30,
	2006	2005
Rental revenue	$10,607	$24,684
Property operating expenses	(6,543)	(14,330)
Interest expense	(2,688)	(6,048)
Depreciation expense	(290)	(605)
Impairment losses	(894)	(1,348)

Income (loss) from operations before income taxes	192	2,353
Income tax (expense) benefit	(72)	(970)

Income (loss) from operations	$120	$1,383

Gain on sale of real estate before income taxes	$19,969	$50,887
Income tax expense	(7,488)	(19,464)

Gain on sale of real estate	$12,481	$31,423

NOTE 10. COMMITMENTS AND CONTINGENCIES
In April 2003, in connection with renovations at Pine Crest Village at Victoria Park, our contractor disturbed asbestos-containing materials. These actions were subsequently investigated by the Environmental Protection Agency and the United States Attorney for the Southern District of Florida for possible violations of federal criminal laws. On April 25, 2006, the United States Attorney filed a criminal information charging Tarragon Management, Inc. (“TMI”) with one felony count for failure to comply with Clean Air Act Work Practice Standards for Asbestos in the United States District Court for the Southern District of Florida. Pursuant to an agreement with the United States Attorney, TMI entered a plea of guilty to such charge on June 19, 2006, and agreed to pay fines and community service payments totaling $1 million (accrued during 2005) for the offense. TMI also agreed to institute an environmental compliance program and was placed on five years probation with the right to seek an early termination after three years of documented compliance with the program. The United States Attorney filed separate but identical charges against the contractor, and one current and one former employee of Tarragon with oversight responsibility for the Pine Crest condominium conversion, each of whom also subsequently entered a plea of guilty to the charges against them. We have incurred legal and other professional fees and costs of relocation of residents in connection with this matter of $846,000 through September 30, 2006. Remediation was completed in March 2004 at a cost of approximately $795,000. Except for the Pine Crest matter, we are not aware of any liability relating to federal, state, and local environmental laws, ordinances, and regulations that would have a material adverse effect on our business, financial position, or results of operations.

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)
NOTE 10. COMMITMENTS AND CONTINGENCIES (Continued)
We have received statutory notices from the homeowners’ associations of seven of our recently completed condominium conversion projects in Florida claiming construction defects or other deficiencies. The extent of any liability for these claims is unknown at this time.
We are also party to various claims and routine litigation arising in the ordinary course of business. We do not believe that the results of such claims and litigation, individually or in the aggregate, will have a material adverse effect on our business, financial position, or results of operations.
NOTE 11. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In July 2006, the FASB issued FASB Interpretation No. 48 “Accounting For Uncertain Tax Positions” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109 “Accounting for Income Taxes.” It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the impact of FIN 48 to our financial position and results of operations.
In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” to increase consistency and comparability in fair value measurements. SFAS No. 157 creates a single definition of fair value, emphasized fair value as a market-based measurement, establishes a framework for measuring fair value, and enhances disclosure requirements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of SFAS No. 157 to our financial position and results of operations.
Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”) was issued by the SEC in September 2006. SAB 108 was issued to provide consistency among registrants and their methods of quantifying financial statement misstatements.
Historically, there have been two widely-used methods for quantifying the effects of financial statement misstatements. These methods are referred to as the “roll-over” and “iron curtain” methods. The roll-over method quantifies the amount by which the current year income statement is misstated. Exclusive reliance on an income statement approach can result in the accumulation of errors on the balance sheet that may not have been material to any individual income statement, but which may misstate one or more balance sheet accounts. The iron curtain method quantifies the error as the cumulative amount by which the current year balance sheet is misstated. Exclusive reliance on a balance sheet approach can result in disregarding the effects of errors in the current year income statement that result from the correction of an error existing in previously issued financial statements. We currently use the roll-over method for quantifying identified financial statement misstatements.
SAB 108 established an approach that requires quantification of financial statement misstatements based on the effects of the misstatement on each of the company’s financial statements and the related financial statement disclosures. This approach is commonly referred to as the “dual approach” because it requires quantification of errors under both the roll-over and iron curtain methods.
SAB 108 allows registrants to initially apply the dual approach either by (1) retroactively adjusting prior financial statements as if the dual approach had always been used or by (2) recording the cumulative effect of initially applying the dual approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. Use of this “cumulative effect” transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose.
Based on our assessment, there will not be a material effect on our financial statements of the application of SAB 108 in the preparation of our annual financial statements for the year ending December 31, 2006.
NOTE 12. RESTATEMENT OF PRIOR-PERIOD FINANCIAL STATEMENTS
As discussed in NOTE 1. “BASIS OF PRESENTATION,” the Company has restated its financial statements to consolidate Ansonia. Therefore, financial statements as of December 31, 2005, and for the nine months ended September 30, 2005, included herein have been restated.

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)
NOTE 12. RESTATEMENT OF PRIOR-PERIOD FINANCIAL STATEMENTS (Continued)
The effects of the restatement are as follows:

	December 31, 2005
	As
	Previously	As
	Reported	Restated
Consolidated Balance Sheet
Cash and cash equivalents	$38,627	$39,044
Restricted cash	21,830	28,642
Real estate held for investment	122,165	415,448
Investments in and advances to partnerships and joint ventures	79,173	78,080
Other assets, net	65,415	73,863
Total assets	1,495,544	1,803,411
Accounts payable and other liabilities	103,164	109,598
Deferred tax liability	71,793	27,736
Mortgages and notes payable	830,265	1,248,238
Total liabilities	1,130,643	1,510,993
Accumulated deficit	(13,661)	(86,144)
Total stockholder’s equity	350,498	278,015

	For the Nine Months Ended
	September 30, 2005
	As
	Previously	As
	Reported	Restated
Consolidated Statements of Income
Rental and other revenue	$49,239	$65,059
Property operating expenses	24,674	31,488
Depreciation expense	8,865	11,164
General and administrative expenses	19,733	19,759
Equity in income of partnerships and joint ventures	27,488	26,589
Minority interests	(1,998)	(2,312)
Interest expense	(22,470)	(27,963)
Income tax expense	(29,619)	(29,534)
Income from continuing operations	47,817	47,877
Net income	81,119	80,683

Earnings per common share
Net income allocable to common stockholders	$3.24	$3.22
Earnings per common share assuming dilution
Net income allocable to common stockholders	$2.70	$2.69

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)
NOTE 12. RESTATEMENT OF PRIOR-PERIOD FINANCIAL STATEMENTS (Continued)

	For the Nine Months Ended
	September 30, 2005
	As
	Previously	As
	Reported	Restated
Consolidated Statements of Cash Flows
Cash Flows from Operating Activities
Net income	$81,119	$80,683
Minority interests in income of consolidated partnerships and joint ventures	1,998	2,312
Depreciation and amortization of leasing costs	9,655	12,230
Amortization of deferred borrowing costs	13,393	13,514
Equity in income of partnerships and joint ventures	(27,488)	(26,589)
Changes in other assets	7,821	7,521
Changes in accounts payable and other liabilities	(22,262)	(28,866)
Net cash used in operating activities	(221,231)	(224,662)

Cash Flows from Investing Activities
Capital improvements to real estate	(4,561)	(5,436)
Distributions from partnerships and joint ventures	18,920	17,582
Net cash used in investing activities	(59,738)	(61,951)

Cash Flows from Financing Activities
Principal payments on notes payable	(436,609)	(437,561)
Net cash provided by financing activities	294,013	299,619
NOTE 13. NOTES PAYABLE OF ANSONIA APARTMENTS, LP
Ansonia Apartments currently has a $410.3 million secured credit facility with GECC secured by first and second liens on 23 of its properties, as well as pledges of equity interests in the property owning entities. The non-recourse mortgage loans under this facility are cross-collateralized and cross-defaulted, and mature in November 2012. Interest accrues on $371 million of this indebtedness at a blended fixed rate of 5.95% payable monthly. The remaining $39.3 million bears interest at a blended floating rate of 6.7% in excess of LIBOR (12% as of September 30, 2006), and requires monthly payments of principal and interest computed on a 25-year amortization schedule. Under the terms of these loans, Ansonia is required to maintain a ratio of net operating income of the properties to the outstanding principal balance of the loans (the “Cash on Cash Ratio”) of 6.6% and a ratio of net operating income of the properties to the total debt service required under the loans (“Debt Service Coverage Ratio”) of 1.03:1 during the first year of the loan term (with such ratios increasing annually thereafter), or it will be required to pay GECC 100% of the net cash flow (after payment of property operating expenses, debt service and impounds) from the properties in reduction of the principal balance of the loans until such time as the Cash on Cash Ratio and Debt Service Coverage Ratio are the greater of 7% and 1.05:1, respectively, or the levels required for that particular loan year, for six consecutive months.

TARRAGON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)
NOTE 13. NOTES PAYABLE OF ANSONIA APARTMENTS, LP (Continued)
In addition to the GECC credit facility, as of September 30, 2006, Ansonia had two non-recourse mortgage loans. One note for $23.9 million accrues interest at a fixed rate of 5.49%, is payable in monthly installments of principal and interest based on a 30-year amortization schedule, and matures in April 2014. The other note for $2.8 million accrues interest at a fixed rate of 5.52%, is payable in monthly installments of principal and interest based on a 30-year amortization schedule, and matures in July 2009.
At September 30, 2006, scheduled principal payments on Ansonia’s notes payable are due as follows:

Three months ending December 31, 2006	$168
2007	689
2008	730
2009	3,486
2010	831
Thereafter	431,111

$437,015

NOTE 14. SUBSEQUENT EVENT
On October 10, 2006, the Company and six of its wholly owned subsidiaries entered into an agreement with Barclays Capital Real Estate, Inc. (“Barclays”) to modify six loans secured by assets in Florida and South Carolina totaling $215 million, and to extend the maturity of each of the loans for two years. Under the agreement with Barclays, the loans will be cross-collateralized and cross-defaulted, and will be secured by a single amended and restated mortgage instrument encumbering each of the six properties pledged as collateral for the original loans. The pledged properties are Via Lugano, located in Boynton Beach, Florida; Madison at Park West, in Mt. Pleasant, South Carolina; Cobblestone, in Sanford, Florida; Promenade at Reflection Lakes, in Ft. Myers, Florida; Monterra at Bonita Springs, in Bonita Springs, Florida; and The Quarter at Ybor City, in Tampa, Florida. The Company has guaranteed repayment of up to $15.4 million in principal amount of the aggregate indebtedness under the six loans. The indebtedness is otherwise non-recourse.
The Company has had other credit relationships with Barclays, but as of the date of this report, the only outstanding borrowings are the six loans referenced above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Stockholder of
Tarragon Homes Corporation
We have audited the accompanying consolidated balance sheets of Tarragon Homes Corporation (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, parent’s net investment, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
The accompanying consolidated financial statements were prepared to present the assets and liabilities and related results of operations and cash flows of the Company, which is to be spun off to Tarragon Corporation’s stockholders as described in Note 1 to the consolidated financial statements, and may not be indicative of the conditions that would have existed or the results of operations and cash flows if the Company had operated as a stand-alone company during the periods presented.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tarragon Homes Corporation as of December 31, 2005 and 2004, and the consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in the index to financial statements are presented for purposes of additional analysis and are not a required part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
As discussed in Note 1 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Interpretation 46-R “Consolidation of Variable Interest Entities” in 2004.
/s/ Grant Thornton LLP
Dallas, Texas
February 8, 2007

TARRAGON HOMES CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31,
	2005	2004
	(dollars in thousands)
Assets

Cash and cash equivalents	$33,138	$18,636
Restricted cash	18,846	23,757
Contracts receivable	49,745	99,744
Homebuilding inventory:
Land and land improvement costs	140,793	90,693
Construction in progress	259,470	191,886
Condominium conversions	655,160	4,774
Real estate held for investment (net of accumulated depreciation of $243 in 2005 and $1,197 for 2004)	70,237	41,791
Investments in and advances to partnerships and joint ventures	77,448	42,774
Other assets, net	59,176	33,312

	$1,364,013	$547,367

Liabilities and Parent’s Net Investment

Liabilities
Accounts payable and other liabilities	$82,344	$57,575
Deferred tax liability	9,729	48
Mortgages and notes payable	771,293	236,698
Subordinated unsecured notes	65,000	—
Senior convertible notes	5,750	62,000

	934,116	356,321

Commitments and contingencies

Minority interest	3,309	11,259

Parent’s net investment	426,588	179,787

	$1,364,013	$547,367

The accompanying notes are an integral part of these Consolidated Financial Statements.

TARRAGON HOMES CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended December 31,
	2005	2004	2003
	(dollars in thousands)
Revenue
Homebuilding sales	$504,722	$220,465	$56,279
Rental and other	13,810	2,253	7,246

	518,532	222,718	63,525

Expenses
Cost of homebuilding sales	395,201	175,279	46,431
Property operations	6,940	1,758	6,245
Depreciation	393	677	1,778
Impairment charges	—	733	—
General and administrative	14,940	13,826	11,500

	417,474	192,273	65,954

Other income and expenses
Equity in income of partnerships and joint ventures	31,109	14,676	14,458
Minority interests in income of consolidated partnerships and joint ventures	(1,961)	(2,477)	(378)
Interest income	377	395	1,172
Interest expense	(8,977)	(1,537)	(5,465)
Gain on sale of real estate	2,279	378	—
Gain (loss) on disposition of other assets	(300)	1,959	—

Income before income taxes	123,585	43,839	7,358
Income tax expense	(47,420)	(9,349)	—

Net income	$76,165	$34,490	$7,358

The accompanying notes are an integral part of these Consolidated Financial Statements.

TARRAGON HOMES CORPORATION
CONSOLIDATED STATEMENTS OF PARENT’S NET INVESTMENT

Parent’s Net Investment
(dollars in thousands)
Balance, January 1, 2003	$77,267
Contributions from parent	46,624
Distributions to parent	(12,692)
Net income	7,358

Balance, December 31, 2003	118,557
Contributions from parent	37,244
Distributions to parent	(10,504)
Net income	34,490

Balance, December 31, 2004	179,787
Contributions from parent	171,019
Distributions to parent	(383)
Net income	76,165

Balance, December 31, 2005	$426,588

The accompanying notes are an integral part of these Consolidated Financial Statements.

TARRAGON HOMES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2005	2004	2003
	(dollars in thousands)
Cash Flows from Operating Activities
Net income	$76,165	$34,490	$7,358
Adjustments to reconcile net income to net cash used in operating activities:
Deferred income taxes	9,681	48	—
(Gain) loss on disposition of other assets	300	(1,959)	—
Gain on sale of real estate	(2,279)	(378)	—
Minority interests in income of consolidated partnerships and joint ventures	1,961	2,477	378
Depreciation	393	677	1,778
Amortization of deferred borrowing costs	3,774	1,138	737
Impairment charges	—	733	—
Equity in income of partnerships and joint ventures	(31,109)	(14,676)	(14,458)
Changes in other operating assets and other liabilities, net of effects of non-cash investing and financing activities:
Homebuilding inventory	(476,026)	(106,105)	(61,173)
Restricted cash	7,997	(5,551)	(387)
Contracts receivable	(17,970)	43,214	—
Other assets	(16,288)	(10,346)	(1,998)
Accounts payable and other liabilities	7,981	(2,919)	8,497

Net cash used in operating activities	(435,420)	(59,157)	(59,268)

Cash Flows from Investing Activities
Cash received from the sale of real estate	21,401	510	—
Construction and acquisition costs of real estate under development	(47,491)	(16,391)	(14,319)
Distributions from partnerships and joint ventures	51,186	15,078	1,392
Buyout of minority partners	(12,000)	(10,000)	—
Advances to partnerships and joint ventures for development costs or for the purchase of land for development	(54,465)	(31,193)	(35,271)
Net cash acquired (paid) with consolidation of partnerships and joint ventures	50	(60)	—
Distributions to minority partners of consolidated partnerships and joint ventures	(2,659)	—	—

Net cash used in investing activities	(43,978)	(42,056)	(48,198)

Cash Flows from Financing Activities
Proceeds from borrowings	874,719	293,878	119,523
Principal payments on notes payable	(435,609)	(193,404)	(65,300)
Deferred borrowing costs paid	(7,147)	(9,078)	(1,148)
Premium paid on convertible notes	(4,340)	—	—
Cash overdrafts	700	160	22
Contributions from parent	65,577	27,907	39,817

Net cash provided by financing activities	493,900	119,463	92,914

Net increase (decrease) in cash and cash equivalents	14,502	18,250	(14,552)
Cash and cash equivalents, beginning of year	18,636	386	14,938

Cash and cash equivalents, end of year	$33,138	$18,636	$386

The accompanying notes are an integral part of these Consolidated Financial Statements.

TARRAGON HOMES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	For the Years Ended December 31,
	2005	2004	2003
	(dollars in thousands)
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Interest paid, net of capitalized interest	$23,835	$6,346	$2,671

Income taxes paid	$—	$—	$—

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

Assets written off and liabilities released in connection with the sale of real estate:
Real estate	$37,470	$674	$—
Other assets	2,187	—	—
Notes payable	(20,406)	(499)	—
Other liabilities	(90)	(43)	—
Minority interest	(39)	—	—
Gain on sale	2,279	378	—

Cash received from the sale of real estate	$21,401	$510	$—

Effect on assets and liabilities of the consolidation of one apartment community in 2005 and two apartment communities and six homebuilding projects in 2004:
Real estate	$—	$21,611	$—
Homebuilding inventory	17,161	114,921	—
Contracts receivable	—	78,066	—
Investments in and advances to partnerships and joint ventures	—	(67,264)	—
Restricted cash	626	16,380	—
Other assets	115	12,771	—
Cash acquired (paid) on consolidations	50	(60)	—
Notes payable	(17,530)	(137,757)	—
Other liabilities	(422)	(31,730)	—
Minority interest	—	(6,938)	—

	$—	$—	$—

Real estate transferred to homebuilding inventory	$17,843	$—	$—

The accompanying notes are an integral part of these Consolidated Financial Statements.

TARRAGON HOMES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	For the Years Ended December 31,
	2005	2004	2003
	(dollars in thousands)
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES (Continued):

Summary of property transfers from parent:
Homebuilding inventory	$156,470	$—	$—
Real estate	—	—	4,852
Investments in and advances to partnerships and joint ventures	—	—	2,608
Restricted cash	2,460	—	177
Other assets	1,478	—	76
Notes payable	(157,318)	—	(3,553)
Other liabilities	(3,473)	—	(211)

Contributions from parent	(383)	—	3,949

Summary of property transfers to parent:
Real estate	$—	$(23,347)	$(41,320)
Restricted cash	—	(216)	(11)
Other assets	—	(660)	(995)
Notes payable	—	13,238	28,117
Other liabilities	—	481	1,517

Distributions to parent	—	(10,504)	(12,692)

Other contributions from parent:
Conversion of convertible notes to common stock	56,250	—	—
Common stock issued in connection with minority partner buyout	1,772	—	—
Common stock issued in connection with acquisition of homebuilding inventory	—	—	2,858
Forgiveness of current tax liability by parent	47,420	9,337	—

Contributions from parent	105,442	9,337	2,858

Total net contributions from (distributions to) parent	$105,059	$(1,167)	$(5,885)

The accompanying notes are an integral part of these Consolidated Financial Statements.

TARRAGON HOMES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements. The data presented in the Notes to Consolidated Financial Statements are as of December 31 of each year and for the years then ended unless otherwise indicated. Dollar amounts in tables are in thousands.
Formation of the Company
Tarragon Homes Corporation (“Tarragon Homes”) is the successor to the Homebuilding Division of Tarragon Corporation (“Tarragon”), a homebuilder and real estate developer with over 30 years of experience in the real estate industry. Tarragon Homes was incorporated in December 2006 in order to facilitate a proposed spin-off that would result in Tarragon becoming two independent, publicly traded companies:
•	Tarragon Homes, which will develop, renovate, build and market homes in high-density, urban locations and in master-planned communities; and

•	Sage Residential Services, Inc. (“Sage”), which will own and operate residential and commercial rental properties, while providing its real estate services businesses, including multi-family property management and condominium services.
The separation of these businesses will be accomplished through a pro rata distribution of 100% of the outstanding common stock of Tarragon Homes to stockholders of Tarragon on the record date for the distribution. The distribution and the related transactions contemplated by the distribution are referred to collectively as the restructuring transactions. The intent of the restructuring transactions is to provide Tarragon Homes with direct and differentiated access to the capital markets, provide Sage and Tarragon Homes with opportunities to more effectively finance acquisitions with equity and offer investors two separately focused investment options that may be more attractive than one combined company. Tarragon will be renamed Sage and Tarragon Homes will be renamed Tarragon Corporation following the restructuring transactions.
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation. The accompanying Consolidated Financial Statements of Tarragon Homes, its subsidiaries, and consolidated partnerships and joint ventures have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Dollar amounts in tables are in thousands.
Assets and liabilities included in our Consolidated Balance Sheets may not reflect the assets and liabilities ultimately transferred to us upon the distribution. We believe the assumptions underlying our Consolidated Financial Statements are reasonable. However, the allocation methodology followed in preparing our Consolidated Financial Statements may not necessarily reflect our financial position, results of operations or cash flows in the future or what our results of operations, cash flows or financial position would have been had we operated as a separate stand-alone legal entity. We have eliminated all significant intercompany balances and transactions within Tarragon Homes.
Allocation of general and administrative expenses. Corporate general and administrative expenses are allocated to Tarragon Homes based upon Tarragon management’s estimate of time spent by each department on the activities of Tarragon Homes. These departments include accounting, legal, finance, acquisitions, and development. Additionally, Tarragon Home’s proportionate share of fees for information services, human resources, and other corporate overhead is allocated to Tarragon Homes based upon the overall direct allocation percentage of general and administrative expenses of Tarragon Corporation.
Insurance costs and benefits. We participate in Tarragon Corporation’s insurance programs for employee dental and health care, disability, and life insurance and 401(K) benefit plan. The costs of these benefits are allocated to us based upon the allocation method discussed in the paragraph above under “Allocation of general and administrative expenses.”
Basis of consolidation. The Consolidated Financial Statements include the accounts of Tarragon Homes, its subsidiaries, and partnerships and joint ventures (which consist primarily of limited liability companies) it controls. Tarragon Homes is deemed to control partnerships and joint ventures that have no unaffiliated owners and for which Tarragon Homes is designated as the manager and the outside owners are given no participating rights, as defined in the Financial Accounting Standard Board’s (“FASB”) Emerging Issues Task Force 96-16 (“EITF 96-16”) and EITF 04-5 Consensuses. All significant intercompany transactions and balances have been eliminated.
In December 2003, the FASB issued Interpretation 46-R (“FIN 46R”), “Consolidation of Variable Interest Entities,” an interpretation of Accounting Research Bulletin 51, “Consolidated Financial Statements.” FIN 46R changes the criteria by which one company includes another entity in its consolidated financial statements. FIN 46R requires a variable interest entity (“VIE”) to be consolidated by a company if that company is exposed to a majority of the expected losses from the VIE’s activities or entitled to receive a majority of the entity’s residual returns or both. Additionally, if the holders of equity at risk as a group do not have controlling financial interest, the entity may be defined as a VIE. Once an entity is determined to be a VIE, the primary beneficiary must consolidate the VIE into its financial statements. We adopted the provisions of FIN 46R on January 1, 2004.

TARRAGON HOMES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
At December 31, 2005, we have consolidated four joint ventures identified as VIEs of which we are the primary beneficiary pursuant to the provisions of FIN 46R. Their assets and liabilities were recorded at their carrying values. The four entities consist of two limited liability companies that are developing rental apartment communities, one with 328 units and the other with 90 units, one limited liability company engaged in homebuilding with a 215-unit age-restricted traditional new development, and one limited liability partnership engaged in land development. The aggregate total assets of these VIEs were $101 million as of December 31, 2005. Of the total assets, $23.1 million is classified as real estate held for investment, and $72.5 million is classified as homebuilding inventory in the accompanying December 31, 2005, Consolidated Balance Sheet. Gross revenue of these VIEs for the year ended December 31, 2005, was homebuilding sales of $10.7 million. Of the $75.8 million of debt of these entities at December 31, 2005, $38.6 million is non-recourse to the general assets of Tarragon Homes.
Homebuilding inventory. Homebuilding inventory consists of land and land improvements, construction in progress and condominium conversions. Land and land improvements include costs of land acquired and any additional improvement costs to ready land for use. Construction in progress includes development costs of new construction of condominiums, townhomes, and high- and mid-rise developments. Condominium conversions include the acquisition and development costs of condominium conversions in various stages of

TARRAGON HOMES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
construction. Homebuilding inventory, including capitalized interest and real estate taxes, is carried at the lower of cost or fair value determined by evaluation of individual projects. Whenever events or circumstances indicate that the carrying value of homebuilding inventory may not be recoverable, the related assets are written down to their estimated fair value less selling costs.
Real estate and depreciation. Real estate held for investment includes apartment communities which we have developed and will either transfer to Sage or sell, and is carried at cost unless an impairment is determined to exist. We periodically evaluate whether events or changes in circumstances indicate that the carrying value of any of our properties held for investment may not be recoverable. This evaluation generally consists of a review of the property’s cash flow and current and projected market conditions, as well as any changes in general and local economic conditions. If an impairment loss exists based on the results of this review, the asset’s carrying value is written down to estimated fair value with a charge against current earnings. We capitalize improvements and major rehabilitation projects that increase the value of the respective property and have useful lives greater than one year except for individual expenditures less than $10,000 that are not part of a planned renovation project. Depreciation is provided against real estate held for investment by the straight-line method over the estimated useful lives of the assets, as summarized in the following table.

Carpet and vinyl flooring	5 years
Appliances and common area upgrades	10 years
Roof replacements	10-15 years
Boiler/HVAC replacements	10-15 years
Plumbing replacements and apartment upgrades	20 years
Building and building improvements	40 years
Warranties. We provide warranties on workmanship and structural integrity in accordance with statutory requirements, which vary by state. Warranty reserves have been established by charging cost of sales and recording a warranty liability. The amounts charged are estimated by management to be adequate to cover expected warranty-related costs under all unexpired warranty obligation periods.
Capitalized interest. We capitalize interest on funds used in constructing property from the date of initiation of construction activities through the time the property is ready for leasing or sale. Interest of $42.6 million, $14.2 million, and $1.7 million was capitalized during 2005, 2004, and 2003, respectively. Total interest incurred for 2005, 2004, and 2003 was $52.3 million, $20.1 million, and $9.6 million, respectively.
Cash and cash equivalents. We consider all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.
Restricted cash. Restricted cash is primarily buyer deposits held in escrow.
Other assets. Other assets consist primarily of deferred borrowing costs and deposits related to contracts to purchase homebuilding projects. Deferred borrowing costs are amortized on the straight-line method (which has approximated the effective interest method) over the related loan terms, and such amortization is included in interest expense.

TARRAGON HOMES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Revenue Recognition. Homebuilding sales revenue is typically recognized at the time of closing under the completed contract method. The related profit is recognized when collectibility of the sale price is reasonably assured and the earnings process is substantially complete. When a sale does not meet the requirements for income recognition, profit is deferred until such requirements are met. For mid-rise and high-rise condominium developments, where construction typically takes eighteen months or more, the percentage-of-completion method is employed. Under this method, once construction is beyond a preliminary stage, a substantial percentage of homes are under firm contracts, buyers are committed to the extent of being unable to require refunds except for non-delivery of the home, the sale prices are deemed collectible, and remaining costs and revenues can be reasonably estimated, revenue is recorded as a portion of the value of non-cancelable sale contracts. Revenue recognized is calculated based upon the percentage of construction costs incurred in relation to total estimated construction costs. Any amounts due under sale contracts, to the extent recognized as revenue, are recorded as contracts receivable.
Rental revenue is recognized on the straight-line method. Lease terms for our apartment communities are generally for one year or less.
Investments in noncontrolled partnerships and joint ventures. We use the equity method to account for investments in partnerships and joint ventures over which we exercise significant influence but do not control, and that are not required to be consolidated under the provisions of FIN 46R as discussed above. Under the equity method, our initial investments are increased by our proportionate share of the partnerships’ and joint ventures’ operating income and additional advances and decreased by our proportionate share of the partnerships’ and joint ventures’ operating losses and distributions received. We determine our proportionate share of the profits or losses of the partnerships and joint ventures consistent with the allocation of cash distributions in accordance with the provisions of the American Institute of Certified Public Accountants’ Statement of Position (“SOP”) 78-9. Our interest in intercompany transactions is eliminated.
Fair value of financial instruments. Disclosure about fair value of financial instruments is based on pertinent information available to us as of December 31, 2005 and 2004. Considerable judgment is necessary to interpret market data and develop estimated fair values. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values. For these reasons, the estimated fair values presented may differ significantly from the actual amounts we may pay.
As of December 31, 2005 and 2004, we estimated that the carrying amounts for cash and cash equivalents and restricted cash approximated fair value because of the short maturities of these instruments. In addition, we estimated that the carrying amounts of other liabilities approximated fair value. The fair values of notes payable are estimated by discounting future expected cash flows using current rates for loans with similar terms and maturities. See NOTE 3. “NOTES PAYABLE” for the disclosure of fair values of notes payable.
Marketing costs. Marketing costs, including advertising, incurred in connection with newly constructed rental apartment communities in lease-up are deferred and amortized to property operating expenses over the lease-up period. Marketing costs incurred in connection with for-sale communities are deferred and recorded as cost of sales when sales revenue is recognized.

TARRAGON HOMES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Concentrations of credit risks. We maintain cash equivalents in accounts with financial institutions in excess of the amount insured by the Federal Deposit Insurance Corporation. We monitor the financial stability of the depository institutions regularly.
Income taxes. We are included in Tarragon Corporation’s consolidated income tax returns and we do not file separate federal tax returns. Our income taxes have been determined and recorded in our Consolidated Financial Statements as if we were filing a separate return. Deferred income taxes are provided for temporary differences between amounts recorded in the Consolidated Financial Statements and tax bases of assets and liabilities using current tax rates. Deferred tax assets, including the benefit of net operating loss carryforwards, are evaluated based on the guidelines for realization and are reduced by a valuation allowance if deemed necessary. Taxes currently payable as well as current and prior period income tax payments and settlements are cleared directly with Tarragon Corporation and, as a result, amounts related to us are included in Parent’s net investment in our Consolidated Financial Statements.
NOTE 2. INVESTMENTS IN AND ADVANCES TO PARTNERSHIPS AND JOINT VENTURES
Investments in and advances to partnerships and joint ventures consisted of the following at December 31:

		Carrying Amount
	Profits Interest	2005	2004
Choice Home Financing, L.L.C.	50%	$425	$—
Delaney Square, L.L.C.	50%	—	5,775
Hoboken joint ventures:
900 Monroe Street Development, L.L.C.	63%	4,134	1,792
Block 106 Development, L.L.C.	63%	11,228	—
Block 99/102 Development, L.L.C.	55%	15,956	5,622
Block 144 Development, L.L.C.	63%	4,026	282
Block 112 Development, L.L.C.	63%	10,918	1,975
TDC/Ursa Hoboken Sales Center, L.L.C.	48%	1,455	1,140
Thirteenth Street Development, L.L.C.	50%	—	12,749
Upper Grand Realty, L.L.C.	50%	—	345
LOPO, L.P.	50%	6,251	—
Merritt Stratford, L.L.C.	50%	256	229
Orchid Grove, L.L.C.	50%	2,774	4,646
Orion Towers Tarragon L.L.P.	70%	15,662	2,100
Park Avenue at Metrowest, Ltd.	50%	4,363	6,119

		$77,448	$42,774

We exercise significant influence over but hold noncontrolling interests in each of the above partnerships or joint ventures or our outside partners have significant participating rights, as defined in EITF 96-16 and EITF 04-5. Therefore, we account for our investment in these partnerships and joint ventures using the equity method.
Loan Guarantees for Unconsolidated Partnerships and Joint Ventures. We have guaranteed two construction loans and three land loans of five unconsolidated joint ventures as of December 31, 2005. Our guarantee on these five loans is limited to $127.3 million on fully funded debt of $130.9 million. At December 31, 2005, we guaranteed $89.9 million of the $93.4 million outstanding on that date. At December 31, 2005, in connection

TARRAGON HOMES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 2. INVESTMENTS IN AND ADVANCES TO PARTNERSHIPS AND JOINT VENTURES (Continued)
with these guarantees, we have recorded liabilities totaling $2.1 million, which are presented in other liabilities in the accompanying Consolidated Balance Sheet. As of December 31, 2004, we had guaranteed two mortgages and two construction loans of four unconsolidated joint ventures. All four of these loans were repaid during 2005. Our guarantee on these four loans was limited to $92.5 million on fully funded debt of $194.5 million. At December 31, 2004, we guaranteed $63.3 million of the $152.5 million outstanding on that date. At December 31, 2004, in connection with these guarantees, we had recorded liabilities totaling $392,000, which are presented in other liabilities in the accompanying Consolidated Balance Sheet.
Below are unaudited summarized financial data for Park Avenue at Metrowest, LLC (“Park Avenue Tarragon”) individually and combined for our other unconsolidated partnerships and joint ventures that are not individually significant as of and for the periods indicated. Park Avenue Tarragon reported no revenues or expenses prior to 2005.

	Park Avenue
	Tarragon	Other	All Partnerships
December 31, 2005
Homebuilding inventory	$15,323	$182,310	$197,633
Real estate	—	3,556	3,556
Other assets, net	9,921	16,132	26,053
Notes and interest payable	—	(110,728)	(110,728)
Other liabilities	(5,234)	(15,976)	(21,210)

Partners’ capital	$20,010	$75,294	$95,304

Our proportionate share of partners’ capital	$9,987	$51,984	$61,971
Undistributed cash collected on behalf of partnership	(6,665)	—	(6,665)
Liability established for excess distributions	—	2,070	2,070
Liability established for debt guarantees	—	13,274	13,274
Costs associated with investment in joint ventures	1,041	5,757	6,798

Investments in and advances to partnerships and joint ventures	$4,363	$73,085	$77,448

Year Ended December 31, 2005
Homebuilding sales	$130,440	$100,366	$230,806
Cost of homebuilding sales	(91,863)	(70,987)	(162,850)
Rental revenue	—	602	602
Mortgage banking income	—	916	916
Property and other operating expenses	—	(241)	(241)
Interest expense	—	(517)	(517)

Net income	$38,577	$30,139	$68,716

Equity in income of partnerships and joint ventures	$18,507	$12,602	$31,109

TARRAGON HOMES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 2. INVESTMENTS IN AND ADVANCES TO PARTNERSHIPS AND JOINT VENTURES (Continued)

	Park Avenue
	Tarragon	Other	All Partnerships
December 31, 2004
Homebuilding inventory	$89,164	$55,624	$144,788
Real estate	—	840	840
Other assets, net	2,223	88,287	90,510
Notes and interest payable	(79,334)	(76,557)	(155,891)
Other liabilities	(584)	(15,018)	(15,602)

Partners’ capital	$11,469	$53,176	$64,645

Our proportionate share of partners’ capital	$6,005	$27,574	$33,579
Liability established for debt guarantees	114	276	390
Loan to partnership	—	3,046	3,046
Purchase of additional partnership interests	—	5,759	5,759

Investments in and advances to partnerships and joint ventures	$6,119	$36,655	$42,774

Year Ended December 31, 2004
Homebuilding sales			$95,031
Cost of homebuilding sales			(65,681)
Rental revenue			6
Property and other operating expenses			(16)

Net income			$29,340

Equity in income of partnerships and joint ventures			$14,676

Year Ended December 31, 2003
Homebuilding sales			$97,583
Cost of homebuilding sales			(77,381)
Rental revenue			4,626
Property and other operating expenses			(3,638)
Interest expense			(2,045)
Depreciation expense			(1,527)

Net income			$17,618

Equity in income of partnerships and joint ventures			$14,458

NOTE 3. NOTES PAYABLE
Notes payable consisted of the following at December 31:

	2005		2004
	Estimated		Estimated
	Fair	Book	Fair	Book
	Value	Value	Value	Value
Mortgages and notes payable	$773,703	$771,293	$236,698	$236,698
Subordinated unsecured notes	65,000	65,000	—	—
Senior convertible notes	9,687	5,750	62,000	62,000

	$848,390	$842,043	$298,698	$298,698

TARRAGON HOMES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 3. NOTES PAYABLE (Continued)
Mortgages and notes payable at December 31, 2005, bear interest at fixed rates from 1% to 8.79% per annum and variable rates ranging from 6.12% to 9.89% and mature from 2006 through 2035. The loans are generally recourse and are collateralized by deeds of trust on real estate and homebuilding inventory with an aggregate net carrying value of $1.1 billion. Some of our construction loans contain financial covenants. We were in compliance with all of the financial covenants as of December 31, 2005.
On June 15, 2005, we issued $40 million of subordinated unsecured notes due June 30, 2035. The notes bear interest, payable quarterly, at a rate of 8.71% through June 30, 2010, and thereafter at a variable rate equal to LIBOR plus 4.4% per annum. The notes are prepayable after June 30, 2010 at par. On September 12, 2005, we issued an additional $25 million of subordinated unsecured notes due October 30, 2035. The notes bear interest, payable quarterly, at a rate of 8.79% through October 30, 2010, and thereafter at a variable rate equal to LIBOR plus 4.4% per annum. The notes are prepayable after October 30, 2010 at par. These notes contain a debt service coverage ratio requirement and a minimum net worth requirement. We were in compliance with both of these financial covenants as of December 31, 2005.
On September 16, 2004, we completed the sale of $50 million principal amount of 8% Senior Convertible Notes Due 2009 (the “Notes”). The Notes are general, senior, unsecured obligations, bear interest at the rate of 8% per annum and are convertible into our common stock at a conversion rate of 81.6993 shares per $1,000 in principal amount of Notes (equal to a conversion price of $12.24 per share of our common stock), subject to adjustment in certain instances. On November 19, 2004, we sold an additional $12 million principal amount of the Notes.
Interest on the Notes is payable semi-annually in March and September, and the principal balance of the Notes is payable at maturity in September 2009. Prior to September 16, 2007, the Notes are not redeemable. After that date, we have the right, but not the obligation, to redeem the Notes (in whole or in part) for cash at a redemption price of $1,000 original amount of Note, plus accrued and unpaid interest if the closing price of our common stock equals or exceeds 150% of the then applicable conversion price for 20 of 30 consecutive trading days. The Notes may also be subject to a “put option” by the Holders if a fundamental change occurs, as that term is defined in the Note Indenture. The Notes and the common stock issuable upon conversion of the Notes are now covered by Registration Statement No. 333-1211258 declared effective by the Commission on January 24, 2005. We will not receive any proceeds from the sale by the named selling security holders of the Notes or the shares of common stock issuable upon conversion of the Notes pursuant to such Registration.
On July 1, 2005, we converted $2 million of the Notes into 163,399 shares of common stock after presentment for conversion by a noteholder. On August 23, 2005, an additional $54.25 million of the Notes were converted into shares of our common stock pursuant to an offer to holders of the Notes. Each holder who converted their convertible notes prior to the expiration of the offer received 81.6993 shares of our common stock and $80 in cash for each $1,000 principal amount of convertible notes delivered for conversion plus accrued and unpaid interest. In connection with the offer, we issued 4,432,181 shares of common stock. We paid approximately $1.9 million in accrued interest for the period from March 16, 2005 through August 23, 2005 and a premium of $4.3 million and wrote off $2.9 million of deferred financing expenses. The outstanding balance of remaining senior convertible notes was $5.75 million at December 31, 2005.

TARRAGON HOMES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 3. NOTES PAYABLE (Continued)
At December 31, 2005, scheduled principal payments on notes payable are due as follows:

2006	$295,131
2007	324,499
2008	106,931
2009	23,189
2010	21,019
Thereafter	71,274

$842,043

NOTE 4. RELATED PARTY TRANSACTIONS
Sage provides property management services for certain properties owned by Tarragon Homes. Tarragon Homes incurred management fees of $1.2 million in 2005, $339,000 in 2004, and $56,000 in 2003 for property management services provided by Sage.
In 2003, Tarragon Homes recognized as interest income $678,000 on advances to One Las Olas, Ltd., a partnership that we accounted for on the equity method until January 1, 2004. The income recognized was the portion of the interest allocable to our partners. The remainder of the interest was treated as a reduction of project costs of Las Olas River House.
Tarragon Homes recognized income of $61,000 in 2004 and $291,000 in 2003 in connection with development and construction of one of our homebuilding projects in which outside partners hold an interest. The income represents the portion of a developer’s fee allocable to the outside partners’ interest.
NOTE 5. INCOME TAXES
The provision for income taxes consists of the following:

	For the Years Ended December 31,
	2005	2004	2003 (1)
Current:
Federal	$34,559	$8,340	$—
State	3,180	961	—

	37,739	9,301	—

Deferred:
Federal	8,859	43	—
State	822	5	—

	9,681	48	—

Income tax expense	$47,420	$9,349	$—

(1)	No current or deferred income tax expense was recognized in 2003 due to the application of net operating loss carryforwards.

TARRAGON HOMES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 5. INCOME TAXES (Continued)
A reconciliation of computed income taxes to actual income taxes follows:

	For the Years Ended December 31,
	2005	2004	2003
Income before income taxes	$123,585	$43,839	$7,358
Statutory Federal income tax rate	35%	35%	34%

Income taxes at statutory rate	43,255	15,344	2,502
State income taxes, net of Federal benefit	4,016	1,808	316
Decrease in valuation allowance	—	(8,595)	—
Utilization of net operating loss carry forward	—	—	(2,827)
Other	149	792	9

Income tax provision	$47,420	$9,349	$—

The following table discloses the components of the deferred tax amounts at December 31, 2005 and 2004:

	December 31,
	2005	2004
Deferred tax assets — temporary differences:
Outside basis in partnership assets	$2,510	$—
Prepaid rent	—	29
Deferred revenue	2,005	119
Accrued benefits	1,801	291

Total deferred tax assets	6,316	439

Deferred tax liabilities — temporary differences:
Investments in partnerships and joint ventures	8,581	309
Real estate	6,820	178
Prepaid insurance	617	—
Prepaid rent	27	—

Total deferred tax liabilities	16,045	487

Net deferred tax liabilities	$(9,729)	$(48)

In 2004, our provision for income taxes is net of the reversal of a valuation allowance against net deferred tax assets of $8.6 million upon the determination that realization of our deferred tax asset was more likely than not.

TARRAGON HOMES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 6. COMMITMENTS AND CONTINGENCIES
We have received statutory notices from the homeowners’ associations of five of our recently completed projects in Florida claiming construction defects. The extent of any liability for these claims is unknown at this time.
We were notified by the homeowners’ association of one of our recently completed condominium conversion projects of discrepancies in the size and configuration of certain of the units from that described in the property’s declaration of condominium. We are currently assessing the extent of the discrepancies and the action needed to correct the declaration of condominium. We are unable to determine the extent of any liability that might result from this error at this time.
We are also party to various other claims and routine litigation arising in the ordinary course of business. We do not believe that the results of such claims and litigation, individually or in the aggregate, will have a material adverse effect on our business, financial position, or results of operations.
The following is a schedule of future minimum lease payments due on leases for equipment and office space occupied by us that expire at various dates through 2016.

Office Space
And Equipment
2006	$852
2007	824
2008	823
2009	470
2010	302
Thereafter	1,555

$4,826

TARRAGON HOMES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 7. QUARTERLY RESULTS OF OPERATIONS
The following is a tabulation of the quarterly results of operations for the years ended December 31, 2005 and 2004 (unaudited).

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
2005
Revenue	$64,094	$72,248	$247,901	$134,289
Expenses	(52,935)	(62,028)	(199,199)	(103,312)
Other income and expenses:
Equity in income of partnerships and joint ventures	8,195	7,955	10,456	4,503
Minority interests in income of consolidated partnerships and joint ventures	(709)	(375)	(482)	(395)
Interest income	22	25	25	305
Interest expense	(560)	(1,029)	(6,185)	(1,203)
Gain on sale of real estate	2,229	—	50	—
Loss on disposition of other assets	—	—	(300)	—

Income before income taxes	$20,336	$16,796	$52,266	$34,187
Income tax expense	(7,803)	(6,445)	(20,054)	(13,118)

Net income	$12,533	$10,351	$32,212	$21,069

2004
Revenue	$37,017	$42,512	$57,415	$85,774
Expenses	(33,888)	(36,549)	(47,894)	(73,942)
Other income and expenses:
Equity in income of partnerships and joint ventures	—	—	—	14,676
Minority interests in (income) loss of consolidated partnerships and joint ventures	(1,033)	(1,471)	(259)	286
Interest income	214	11	88	82
Interest expense	(206)	(149)	(50)	(1,132)
Gain on sale of real estate	378	—	—	—
Gain on disposition of other assets	261	1,698	—	—

Income before income taxes	$2,743	$6,052	$9,300	$25,744
Income tax expense	(1,073)	(2,368)	(3,639)	(2,269)

Net income	$1,670	$3,684	$5,661	$23,475

NOTE 8. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In July 2006, the FASB issued FASB Interpretation No. 48 “Accounting For Uncertain Tax Positions” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109 “Accounting for Income Taxes.” It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the impact of FIN 48 on our financial position and results of operations.
In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” to increase consistency and comparability in fair value measurements. SFAS No. 157 creates a single definition of fair value, emphasized

TARRAGON HOMES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 8. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Continued)
fair value as a market-based measurement, establishes a framework for measuring fair value, and enhances disclosure requirements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of SFAS No. 157 on our financial position and results of operations.
Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”) was issued by the SEC in September 2006. SAB 108 was issued to provide consistency among registrants and their methods of quantifying financial statement misstatements.
Historically, there have been two widely used methods for quantifying the effects of financial statement misstatements. These methods are referred to as the “roll-over” and “iron curtain” methods. The roll-over method quantifies the amount by which the current year income statement is misstated. Exclusive reliance on an income statement approach can result in the accumulation of errors on the balance sheet that may not have been material to any individual income statement, but which may misstate one or more balance sheet accounts. The iron curtain method quantifies the error as the cumulative amount by which the current year balance sheet is misstated. Exclusive reliance on a balance sheet approach can result in disregarding the effects of errors in the current year income statement that result from the correction of an error existing in previously issued financial statements. We currently use the roll-over method for quantifying identified financial statement misstatements.
SAB 108 established an approach that requires quantification of financial statement misstatements based on the effects of the misstatement on each of the company’s financial statements and the related financial statement disclosures. This approach is commonly referred to as the “dual approach” because it requires quantification of errors under both the roll-over and iron curtain methods.
SAB 108 allows registrants to initially apply the dual approach either by (1) retroactively adjusting prior financial statements as if the dual approach had always been used or by (2) recording the cumulative effect of initially applying the dual approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. Use of this “cumulative effect” transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose.
Based on our assessment, there will not be a material effect on our financial statements of the application of SAB 108 in the preparation of our annual financial statements for the year ending December 31, 2006.
On November 16, 2006, the EITF issued a consensus for Issue No. 06-8, “Applicability of a Buyer’s Continuing Investment under FASB Statement No. 66 for Sales of Condominiums” (EITF 06-8). The EITF reached a consensus that in assessing the collectibility of the sales price to recognize profit under the percentage-of-completion method pursuant to SFAS No. 66, an entity should evaluate the adequacy of the buyer’s initial and continuing investment. The continuing investment criterion in paragraph 12 of SFAS No. 66 would be met by requiring the buyer to either (a) make additional payments during the construction term at least equal to the level annual payments that would be required to fund principal and interest payments on a hypothetical mortgage for the remaining purchase price of the property or (b) increase the initial investment by an equivalent aggregate amount. If the test for initial and continuing investment is not met, the deposit method should be applied and profit recognized upon consummation of the sale. EITF 06-8 will be effective for the first annual

TARRAGON HOMES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
NOTE 8. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Continued)
reporting period beginning after March 15, 2007, and early adoption is permitted. We are currently evaluating the impact application of EITF 06-8 will have on our financial position, results of operations, and cash flows.

SCHEDULE II
TARRAGON HOMES CORPORATION
VALUATION AND QUALIFYING ACCOUNTS
FOR THE THREE YEARS ENDED DECEMBER 31, 2005
(dollars in thousands)

		Charged
	Beginning	(credited)		Ending
	Balance	to earnings	Deductions	Balance
Valuation allowance against deferred tax asset
Year ended December 31, 2003	$7,993	$602	$—	$8,595
Year ended December 31, 2004	8,595	(8,595)	—	—
Year ended December 31, 2005	—	—	—	—

SCHEDULE III
TARRAGON HOMES CORPORATION
REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2005
(Dollars in Thousands)

				Costs
				Capitalized	Gross Carrying Amounts						Life on Which
		Initial Cost to Company		Subsequent		at End of Year					Depreciation in Latest
				Capitalized
			Buildings and	To Acquisition		Buildings and		Accumulated	Date of	Date	Statement of Income
Description	Encumbrances	Land	Improvements.	Improvements	Land	Improvements	Total	Depreciation	Construction	Acquired	Is Computed
Properties Held For Investment Apartments
1118 Adams (1)	$15,524	$3,828	$1,022	$18,247	$3,828	$19,269	$23,097	$—	—	Mar-04	—
Hoboken, NJ
Cason Estates	12,799	2,155	1	17,364	2,145	17,375	19,520	168	2005	Oct-03	3 - 40 years
Murfreesboro, TN
Newbury Village	16,668	4,371	171	22,828	4,371	22,999	27,370	75	2005	Apr-04	3-40 years
Meriden, CT

	44,991	10,354	1,194	58,439	10,344	59,643	69,987	243

Land
Uptown Village	—	468	—	25	468	25	493	—	—	Apr-05	—
Ft. Lauderdale, FL

	$44,991	$10,822	$1,194	$58,464	$10,812	$59,668	$70,480	$243

(1)	Property was under construction at December 31, 2005.

SCHEDULE III
(Continued)
TARRAGON HOMES CORPORATION
REAL ESTATE AND ACCUMULATED DEPRECIATION

	2005	2004	2003
	(dollars in thousands)
Reconciliation of real estate

Balance at January 1	$42,988	$36,285	$79,855
Additions
Acquisitions or consolidation of joint ventures	468	26,794	2,156
Development costs	48,688	11,878	12,161
Deductions
Sales or deconsolidation of joint ventures	(2,475)	—	(16,488)
Contributions from parent	—	—	6,023
Distributions to parent	(19,189)	(31,236)	(47,422)
Impairment charges	—	(733)	—

Balance at December 31	$70,480	$42,988	$36,285

Reconciliation of accumulated depreciation

Balance at January 1	$1,197	$7,766	$11,031

Additions
Depreciation expense	393	677	1,778
Consolidation of joint ventures	—	642	—
Deductions
Sales or deconsolidation of joint ventures	—	—	(2,072)
Contributions from parent	—	—	1,171
Distributions to parent	(1,347)	(7,888)	(4,142)

Balance at December 31	$243	$1,197	$7,766

TARRAGON HOMES CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 30,	December 31,
	2006	2005
	(dollars in thousands)
Assets

Cash and cash equivalents	$26,045	$33,138
Restricted cash	23,663	18,846
Contracts receivable	50,040	49,745
Homebuilding inventory:
Land and land improvement costs	186,406	140,793
Construction in progress	378,794	259,470
Condominium conversions	824,224	655,160
Real estate held for investment (net of accumulated depreciation of $56 in 2006 and $243 for 2005)	83,687	70,237
Investments in and advances to partnerships and joint ventures	59,630	77,448
Other assets, net	46,440	59,176

	$1,678,929	$1,364,013

Liabilities and Parent’s Net Investment

Liabilities
Accounts payable and other liabilities	$104,819	$82,344
Deferred tax liability	3,176	9,729
Mortgages and notes payable	919,045	771,293
Subordinated unsecured notes	125,000	65,000
Senior convertible notes	5,750	5,750

	1,157,790	934,116

Commitments and contingencies

Minority interest	10,027	3,309

Parent’s net investment	511,112	426,588

	$1,678,929	$1,364,013

The accompanying notes are an integral part of these Consolidated Financial Statements.

TARRAGON HOMES CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	For the Nine Months
	Ended September 30,
	2006	2005
	(dollars in thousands)
Revenue
Homebuilding sales	$306,754	$376,152
Rental and other	15,607	8,091

	322,361	384,243

Expenses
Costs of homebuilding sales	247,920	299,054
Property operations	12,146	3,946
Depreciation	2,829	225
General and administrative	18,961	10,937

	281,856	314,162

Other income and expenses
Equity in income of partnerships and joint ventures	11,732	26,606
Minority interests in income of consolidated partnerships and joint ventures	(1,104)	(1,566)
Interest income	13	72
Interest expense	(13,109)	(7,774)
Gain on sale of real estate	817	2,279
Loss on disposition of other assets	—	(300)

Income before income taxes	38,854	89,398
Income tax expense	(14,376)	(34,302)

Net income	$24,478	$55,096

The accompanying notes are an integral part of these Consolidated Financial Statements.

TARRAGON HOMES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Nine Months
	Ended September 30,
	2006	2005
	(dollars in thousands)
Cash Flows from Operating Activities
Net income	$24,478	$55,096
Adjustments to reconcile net income to net cash used in operating activities:
Deferred income taxes	(6,553)	—
Loss on disposition of other assets	—	300
Gain on sale of real estate	(817)	(2,279)
Minority interests in income of consolidated partnerships and joint ventures	1,104	1,566
Depreciation	2,829	225
Amortization of deferred borrowing costs	2,688	5,097
Equity in income of partnerships and joint ventures	(11,732)	(26,606)
Changes in other operating assets and liabilities, net of effects of non-cash investing and financing activities:
Homebuilding inventory	(269,010)	(237,351)
Restricted cash	(4,325)	1,521
Contracts receivable	43,863	(9,544)
Other assets	(5,493)	(12,084)
Accounts payable and other liabilities	(33,098)	10,240

Net cash used in operating activities	(256,066)	(213,819)

Cash Flows from Investing Activities
Cash received from the sale of real estate	1,567	21,401
Construction and acquisition costs of real estate under development	(15,379)	(42,627)
Distributions from partnerships and joint ventures	16,423	17,757
Sale of partnership interest	9,135	—
Advances to partnerships and joint ventures for development costs or for the purchase of land for development	(24,472)	(37,628)
Buyout of minority partners	(1,710)	(12,000)
Distributions to minority partners of consolidated partnerships and joint ventures	(7,943)	(1,121)

Net cash used in investing activities	(22,379)	(54,218)

Cash Flows from Financing Activities
Proceeds from borrowings	495,145	583,947
Principal payments on notes payable	(260,506)	(312,898)
Premium paid on convertible notes	—	(4,340)
Cash overdrafts	(55)	829
Contributions from parent	39,523	21,180
Deferred borrowing costs paid	(2,755)	(6,726)

Net cash provided by financing activities	271,352	281,992

Net increase (decrease) in cash and cash equivalents	(7,093)	13,955
Cash and cash equivalents, beginning of period	33,138	18,636

Cash and cash equivalents, end of period	$26,045	$32,591

The accompanying notes are an integral part of these Consolidated Financial Statements.

TARRAGON HOMES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited) (Continued)

	For the Nine Months
	Ended September 30,
	2006	2005
	(dollars in thousands)
Interest paid, net of capitalized interest	$14,971	$9,639

Income taxes paid	$—	$—

Assets written off and liabilities released in connection with the sale of real estate:
Real estate	$785	$37,470
Other assets	—	2,187
Notes payable	—	(20,406)
Accounts payable and other liabilities	(35)	(90)
Minority interest	—	(39)
Gain on sale	817	2,279

Cash received from the sale of real estate	$1,567	$21,401

Effect on assets and liabilities of the consolidation of two homebuilding projects in 2006:
Homebuilding inventory	$70,244	$—
Investments in and advances to partnerships and joint ventures	(27,974)	—
Restricted cash	17	—
Other assets	1,528	—
Notes payable	(33,763)	—
Accounts payable and other liabilities	(3,052)	—
Minority interest	(7,000)	—

	$—	$—

Effect on assets and liabilities of the transfer of one apartment community to an unconsolidated joint venture in 2006:
Homebuilding inventory	$(54,314)	$—
Investments in and advances to partnerships and joint ventures	(9,625)	—
Restricted cash	(838)	—
Other assets	(1,847)	—
Notes payable	65,431	—
Other liabilities	325	—
Minority interest	868	—

	$—	$—

Liabilities that financed the purchase of homebuilding inventory	$197,823	$418,770

Homebuilding inventory transferred to real estate held for investment	$9,632	$—

Real estate held for investment transferred to homebuilding inventory	$5,197	$120,975

The accompanying notes are an integral part of these Consolidated Financial Statements.

TARRAGON HOMES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited) (Continued)

	For the Nine Months
	Ended September 30,
	2006	2005
	(dollars in thousands)
Summary of property transfers from parent:
Homebuilding inventory	$—	$103,181
Restricted cash	—	1,072
Other assets	—	837
Notes payable	—	(97,925)
Other liabilities	—	(1,639)

Contributions from parent	—	5,526
Other contributions:
Conversion of convertible notes to common stock	—	56,250
Common stock issued in connection with minority partner buyout	—	1,772
Forgiveness of current tax liability by parent	20,523	—

Contributions from parent	$20,523	$63,548

The accompanying notes are an integral part of these Consolidated Financial Statements.

TARRAGON HOMES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Formation of the Company
Tarragon Homes Corporation (“Tarragon Homes”) is the successor to the Homebuilding Division of Tarragon Corporation (“Tarragon”), a homebuilder and real estate developer with over 30 years of experience in the real estate industry. Tarragon Homes was incorporated in December 2006 in order to facilitate a proposed spin-off that would result in Tarragon becoming two independent, publicly traded companies:
•	Tarragon Homes, which will develop, renovate, build and market homes in high-density, urban locations and in master-planned communities; and

•	Sage Residential Services, Inc. (“Sage”), which will own and operate residential and commercial rental properties, while providing its real estate services businesses, including multi-family property management and condominium services.
The separation of these businesses will be accomplished through a pro rata distribution of 100% of the outstanding common stock of Tarragon Homes to stockholders of Tarragon on the record date for the distribution. The distribution and the related transactions contemplated by the distribution are referred to collectively as the restructuring transactions. The intent of the restructuring transactions is to provide Tarragon Homes with direct and differentiated access to the capital markets, provide Sage and Tarragon Homes with opportunities to more effectively finance acquisitions with equity and offer investors two separately focused investment options that may be more attractive than one combined company. Tarragon will be renamed Sage and Tarragon Homes will be renamed Tarragon Corporation following the restructuring transactions.
NOTE 1. BASIS OF PRESENTATION
The accompanying Consolidated Financial Statements of Tarragon Homes have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements, but, in our opinion, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of consolidated financial position, consolidated results of operations, and consolidated cash flows at the dates and for the periods presented have been included. Operating results for the nine month period ended September 30, 2006, are not necessarily indicative of the results that may be expected for the year ending December 31, 2006. Dollar amounts in tables are in thousands.
Comprehensive Income
Comprehensive income is comprised of net income from our results of operations and changes in the fair value of derivatives. The components of comprehensive income, net of income taxes, are as follows:

	For the Nine Months
	Ended September 30,
	2006	2005
Net income	$24,478	$55,096
Changes in fair value of interest rate swap, net of income tax benefit	(79)	—

Comprehensive income	$24,399	$55,096

TARRAGON HOMES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)
NOTE 1. BASIS OF PRESENTATION (Continued)
Change in Accounting Estimate
We use the percentage-of-completion method to recognize revenue on our mid-rise and high-rise condominium developments where construction typically takes eighteen months or longer to complete. One of the criteria for revenue recognition under the percentage-of-completion method is that construction must be beyond a preliminary stage. We believe that most developers use a measure of 25% to 50% of construction costs to conclude construction is beyond a preliminary stage. Prior to 2006, when 50% of estimated construction costs had been incurred, we concluded that construction was beyond a preliminary stage. In 2006, we changed our estimate of when construction was beyond a preliminary stage to when 40% of construction costs have been incurred and the exterior structure, including the roof, of the building has been completed. This change in accounting estimate resulted in commencing revenue recognition for One Hudson Park in June 2006 when 46% of estimated construction costs had been incurred, and after the other requirements of revenue recognition under the percentage-of-completion method had been met. As of September 30, 2006, 60% of estimated construction costs had been incurred for this project. For the nine months ended September 30, 2006, we recognized homebuilding sales revenue of $49.5 million and gross profit of $14.7 million for this project.
NOTE 2. VARIABLE INTEREST ENTITIES
We have identified five joint ventures that are variable interest entities (“VIEs”), four of which we are the primary beneficiary. These four entities have been consolidated in accordance with FIN 46R. Their assets and liabilities were recorded at carrying value. The four entities consist of two limited liability companies that are developing rental apartment communities, one with 328 market-rate units and the other with 90 affordable units, and two limited liability companies engaged in homebuilding, one with a 215-unit age-restricted traditional new development and the other with a 217-unit new mid-rise development. The aggregate total assets of the four consolidated VIEs were $129.6 million as of September 30, 2006. Of the total assets, $26.1 million is classified as real estate held for investment, and $101.4 million is classified as homebuilding inventory in the accompanying September 30, 2006, Consolidated Balance Sheet. Gross revenue of these VIEs contributed $14.3 million to homebuilding sales and $287,000 to rental revenue for the nine months ended September 30, 2006. Of the $85.8 million of debt of these entities at September 30, 2006, $5.4 million is non-recourse to the general assets of Tarragon Homes.
The fifth VIE is not consolidated, as we are no longer the primary beneficiary. It is a limited liability limited partnership that acquired a rental apartment community for conversion to condominium homes for sale. The liabilities of this VIE are non-recourse to the general assets of Tarragon Homes.

TARRAGON HOMES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)
NOTE 3. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
On April 10, 2006, we entered into an interest rate swap agreement to effectively convert our $60 million variable rate subordinated unsecured notes issued in March 2006 to fixed rate debt in order to minimize the exposure to volatility in interest cost. The interest rate swap agreement is based on a notional amount of $60 million, a fixed rate of 5.377%, a floating rate index of three month LIBOR, and a maturity of April 30, 2011. We have designated and accounted for the interest rate swap as a hedge to reduce exposure to interest rate risk and minimize reported earnings volatility in accordance with SFAS No. 133, as amended, “Accounting for Derivative Instruments and Hedging Activities.” As of September 30, 2006, the fair value of the interest rate swap was ($126,000). During the period from inception through September 30, 2006, the interest rate swap agreement was considered an effective hedge, and there were no gains or losses recognized in earnings for hedge ineffectiveness.
In April 2006, we also purchased three interest rate caps, as required by the lenders of $127.6 million of our variable rate debt. The fair value of the three interest rate caps as of September 30, 2006, was $545,000, and the decrease in fair value of $178,000 from the dates of purchase was recorded as an increase to interest expense in the accompanying Consolidated Statements of Income for the nine months ended September 30, 2006.
NOTE 4. INVESTMENTS IN AND ADVANCES TO PARTNERSHIPS AND JOINT VENTURES
Investments in and advances to partnerships and joint ventures consisted of the following:

			Carrying Amount
			September 30,	December 31,
	Profits Interest		2006	2005
Choice Home Financing, L.L.C.	50%		$211	$425
Delaney Square, L.L.C.	50%		—	—
Hoboken joint ventures:
900 Monroe Street Development, L.L.C.	63%		4,643	4,134
Block 106 Development, L.L.C.	63%		5,759	11,228
Block 99/102 Development, L.L.C.	70	% (1)	—	13,108
Block 102 Development, L.L.C.	48%		3,033	2,848
Block 103 Development, L.L.C.	55%		2,145	—
Block 112 Development, L.L.C.	63%		11,112	10,918
Block 114 Development, L.L.C.	55%		3,756	—
Block 144 Development, L.L.C.	63%		2,174	4,026
TDC/Ursa Hoboken Sales Center, L.L.C.	48%		1,561	1,455
Thirteenth Street Development, L.L.C.	50%		—	—
Upper Grand Realty, L.L.C.	50%		—	—
Keane Stud, L.L.C.	50%		8,631	—
LOPO, L.P.	50%		10,350	6,251
Merritt Stratford, L.L.C.	50%		302	256
Orchid Grove, L.L.C.	50%		5,953	2,774
Orion Towers Tarragon, L.L.P.	70	% (2)	—	15,662
Park Avenue at Metrowest, Ltd.	50%		—	4,363
Shefaor/Tarragon, LLLP	29	% (3)	—	—

			$59,630	$77,448

(1)	This entity was consolidated in the second quarter of 2006 upon the acquisition of the 15% interest of one of our partners.

(2)	Due to a change in control of the partnership, we began consolidating this entity in the first quarter of 2006.

(3)	Due to the sale of a portion of our partnership interest in the third quarter of 2006, this joint venture is no longer consolidated.

TARRAGON HOMES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)
NOTE 4. INVESTMENTS IN AND ADVANCES TO PARTNERSHIPS AND JOINT VENTURES (Continued)
In accordance with Financial Accounting Standard Board’s Emerging Issues Task Force’s 96-16 Consensus, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights” and its 04-5 Consensus, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights,” we account for our investments in the above partnerships and joint ventures using the equity method.
We guarantee debt of certain unconsolidated joint ventures. We have guaranteed two construction loans and three land loans totaling $65.8 million as of September 30, 2006. We have recorded liabilities totaling $2.1 million in connection with these guarantees.
Below are unaudited summarized financial data for Park Avenue Tarragon individually and combined for our other unconsolidated partnerships and joint ventures that are not individually significant for the nine month periods ended September 30, 2006 and 2005.

	Park Avenue		All
	Tarragon	Other	Partnerships
Nine Months Ended September 30, 2006

Homebuilding sales	$22,221	$30,729	$52,950
Cost of homebuilding sales	(17,569)	(31,610)	(49,179)
Rental revenue	—	416	416
Mortgage banking income	—	1,206	1,206
Property and other operating expenses	—	(479)	(479)

Net income	$4,652	$262	$4,914

Equity in income of partnerships and joint ventures:

Tarragon’s share of net income	$2,407	$(300)	$2,107
Cash distributions in excess of investment	—	9,625 (1)	9,625

Equity in income of partnerships and joint ventures	$2,407	$9,325	$11,732

Nine Months Ended September 30, 2005

Homebuilding sales	$97,331	$88,386	$185,717
Cost of homebuilding sales	(66,866)	(59,948)	(126,814)
Rental revenue	—	46	46
Mortgage banking income	—	215	215
Interest expense	—	(289)	(289)

Net income	$30,465	$28,410	$58,875

Equity in income of partnerships and joint ventures.	$14,784	$11,822	$26,606

(1)	Represents distributions received in excess of our investment balance in Shefaor/Tarragon LLLP. This partnership is no longer consolidated as of July 2006.

TARRAGON HOMES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)
NOTE 5. COMMITMENTS AND CONTINGENCIES
We have received statutory notices from the homeowners’ associations of five of our recently completed projects in Florida claiming construction defects. The extent of any liability for these claims is unknown at this time.
We were notified by the homeowners’ association of one of our recently completed condominium conversion projects of discrepancies in the size and configuration of certain of the units from that described in the property’s declaration of condominium. We are currently assessing the extent of the discrepancies and the action needed to correct the declaration of condominium. We are unable to determine the extent of any liability that might result from this error at this time.
We are also party to various claims and routine litigation arising in the ordinary course of business. We do not believe that the results of such claims and litigation, individually or in the aggregate, will have a material adverse effect on our business, financial position, or results of operations.
NOTE 6. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In July 2006, the FASB issued FASB Interpretation No. 48 “Accounting For Uncertain Tax Positions” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109 “Accounting for Income Taxes.” It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the impact of FIN 48 to our financial position and results of operations.
In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” to increase consistency and comparability in fair value measurements. SFAS No. 157 creates a single definition of fair value, emphasized fair value as a market-based measurement, establishes a framework for measuring fair value, and enhances disclosure requirements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of SFAS No. 157 to our financial position and results of operations.
Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”) was issued by the SEC in September 2006. SAB 108 was issued to provide consistency among registrants and their methods of quantifying financial statement misstatements.
Historically, there have been two widely used methods for quantifying the effects of financial statement misstatements. These methods are referred to as the “roll-over” and “iron curtain” methods. The roll-over method quantifies the amount by which the current year income statement is misstated. Exclusive reliance on an income statement approach can result in the accumulation of errors on the balance sheet that may not have been material to any individual income statement, but which may misstate one or more balance sheet accounts. The iron curtain method quantifies the error as the cumulative amount by which the current year balance sheet is misstated. Exclusive reliance on a balance sheet approach can result in disregarding the effects of errors in the current year income statement that result from the correction of an error existing in previously issued financial statements. We currently use the roll-over method for quantifying identified financial statement misstatements.

TARRAGON HOMES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)
NOTE 6. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Continued)
SAB 108 established an approach that requires quantification of financial statement misstatements based on the effects of the misstatement on each of the company’s financial statements and the related financial statement disclosures. This approach is commonly referred to as the “dual approach” because it requires quantification of errors under both the roll-over and iron curtain methods.
SAB 108 allows registrants to initially apply the dual approach either by (1) retroactively adjusting prior financial statements as if the dual approach had always been used or by (2) recording the cumulative effect of initially applying the dual approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. Use of this “cumulative effect” transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose.
Based on our assessment, there will not be a material effect on our financial statements of the application of SAB 108 in the preparation of our annual financial statements for the year ending December 31, 2006.
On November 16, 2006, the EITF issued a consensus for Issue No. 06-8, “Applicability of a Buyer’s Continuing Investment under FASB Statement No. 66 for Sales of Condominiums” (EITF 06-8). The EITF reached a consensus that in assessing the collectibility of the sales price to recognize profit under the percentage-of-completion method pursuant to SFAS No. 66, an entity should evaluate the adequacy of the buyer’s initial and continuing investment. The continuing investment criterion in paragraph 12 of SFAS No. 66 would be met by requiring the buyer to either (a) make additional payments during the construction term at least equal to the level annual payments that would be required to fund principal and interest payments on a hypothetical mortgage for the remaining purchase price of the property or (b) increase the initial investment by an equivalent aggregate amount. If the test for initial and continuing investment is not met, the deposit method should be applied and profit recognized upon consummation of the sale. EITF 06-8 will be effective for the first annual reporting period beginning after March 15, 2007, and early adoption is permitted. We are currently evaluating the impact application of EITF 06-8 will have on our financial position, results of operations, and cash flows.
NOTE 7. SUBSEQUENT EVENT
On October 10, 2006, Tarragon Corporation and six of its wholly owned subsidiaries entered into an agreement with Barclays Capital Real Estate, Inc. (“Barclays”) to modify six loans secured by assets in Florida and South Carolina totaling $215 million, and to extend the maturity of each of the loans for two years. Under the agreement with Barclays, the loans will be cross-collateralized and cross-defaulted, and will be secured by a single amended and restated mortgage instrument encumbering each of the six properties pledged as collateral for the original loans. The pledged properties are Via Lugano, located in Boynton Beach, Florida; Madison at Park West, in Mt. Pleasant, South Carolina; Cobblestone, in Sanford, Florida; Promenade at Reflection Lakes, in Ft. Myers, Florida; Monterra at Bonita Springs, in Bonita Springs, Florida; and The Quarter at Ybor City, in Tampa, Florida. Tarragon Corporation has guaranteed repayment of up to $15.4 million in principal amount of the aggregate indebtedness under the six loans. The indebtedness is otherwise non-recourse.

ANNEX A

DISTRIBUTION AGREEMENT
BY AND BETWEEN
TARRAGON CORPORATION
(TO BE RENAMED SAGE RESIDENTIAL, INC.)
AND
TARRAGON HOMES CORPORATION
(TO BE RENAMED TARRAGON CORPORATION)
DATED AS OF                     , 2007

-i-

(continued)

-ii-

(continued)

Page

Section 10.12. Expenses	34
Schedules and Exhibits —

Schedule I — Assumed Debt and Debt Realignment Plan
Schedule II — Contributed Subsidiaries
Schedule III — Certain Sage Group Liabilities
Schedule IV — Certain Tarragon Homes Liabilities
Schedule V — Certain Parent Employees, Officers and Directors
Schedule VI — Certain Tarragon Homes Employees, Officers and Directors
Schedule VII — Claims Retained for Defense
Exhibit A — Form of Employee Matters Agreement
Exhibit B — Form of Tax Matters Agreement
Exhibit C — Form of Transition Services Agreement
Exhibit D — Charter Amendment

-iii-

DISTRIBUTION AGREEMENT
     This DISTRIBUTION AGREEMENT, dated as of                     , 2007 (this “Agreement”), is entered into by and between TARRAGON CORPORATION, a Nevada corporation to be renamed Sage Residential, Inc. (“Parent”) and TARRAGON HOMES CORPORATION, a Delaware corporation to be renamed Tarragon Corporation (“Tarragon Homes”);
WITNESSETH:
     WHEREAS, Parent is a real estate homebuilder and developer, which (a) develops, renovates, builds and markets homes in high-density, urban locations and in master-planned communities and (b) owns and operates residential and commercial rental properties and a real estate services business;
     WHEREAS, the Board of Directors of Parent has determined that it is in the best interests of Parent and its stockholders to separate the businesses of Parent into two separate companies, one consisting of the Sage Business (as defined herein) and the other consisting of the Tarragon Homes Business (as defined herein);
     WHEREAS, in furtherance of the foregoing, Parent intends to contribute all of the assets and liabilities related to the Tarragon Homes Business to its wholly-owned subsidiary, Tarragon Homes;
     WHEREAS, Parent intends to distribute all of the outstanding shares of Tarragon Homes Common Stock (as defined herein) on a pro rata basis to Parent’s stockholders (provided that all conditions precedent to the Distribution (as defined herein) have been satisfied or waived);
     WHEREAS, the Board of Directors of Parent has also determined that it is appropriate and desirable for Parent to change its name to Sage Residential, Inc. and effectuate the Reverse Stock Split (as defined herein) in connection with the Distribution;
     WHEREAS, Parent and Tarragon Homes intend that the Distribution will be a tax-free transaction pursuant to the Code (as defined herein);
     WHEREAS, Parent and Tarragon Homes propose to enter into the Ancillary Agreements (as defined herein) prior to or on the Distribution Date (as defined herein); and
     WHEREAS, Parent and Tarragon Homes desire to set forth herein the principal corporate transactions to be effected in connection with the Distribution and certain other matters relating to their relationship and their respective rights and obligations following the Distribution;
     NOW, THEREFORE, Parent and Tarragon Homes agree as follows:

ARTICLE 1.
DEFINITIONS
     Section 1.01. Definitions. The following terms, as used herein, have the following meanings:
     “Action” means any claim, suit, action, demand, order, arbitration, inquiry, investigation or other proceeding of any nature (whether criminal, civil, legislative, administrative, regulatory, prosecutorial or otherwise) asserted or brought by or before any arbitrator, mediator or Governmental Entity or similar Person or body.
     “Affiliate” has the meaning ascribed to such term in Rule 12b-2 of the Exchange Act (as defined herein) as of the date hereof; provided, however, that Parent and Tarragon Homes (in each case with the members of their respective Groups) shall not be deemed to be Affiliates of each other for purposes of this Agreement.
     “Agreement” has the meaning set forth in the recitals.
     “Ancillary Agreements” means all agreements, certificates, deeds, instruments, assignments and other written arrangements (other than this Agreement) entered into between Parent and Tarragon Homes in connection with the transactions contemplated hereby, including the Conveyancing and Assumption Instruments (as defined herein), the Employee Matters Agreement (as defined herein), the Tax Matters Agreement (as defined herein) and the Transition Services Agreement (as defined herein).
     “Asset” or “Assets” means any and all assets and properties, tangible or intangible, real or personal, including the following:
     (a) cash, notes, accounts receivable (including any and all amounts due or to become due under any tariffs, rebates, refunds, discounts, insurance policies or similar rights to receive payments) and notes receivable (whether current or non-current);
     (b) certificates of deposit, banker’s acceptances, stock (whether certificated or uncertificated), membership interests, partnership interests, joint venture interests, debentures, evidences of indebtedness, certificates of interest or participation in profit-sharing agreements, collateral-trust certificates, preorganization certificates or subscriptions, transferable shares, investment contracts, voting-trust certificates, fractional undivided interests in oil, gas or other mineral rights, puts, calls, straddles, options and other securities of any kind;
     (c) intangible property rights, inventions, discoveries, know-how, United States and foreign patents and patent applications, trade secrets, confidential information, registered and unregistered trademarks, service marks, service names, trade styles and trade names and associated goodwill, statutory, common law and registered copyrights, applications for any of the foregoing; rights to use the foregoing and other rights in, to and under the foregoing;

     (d) rights under leases, easements, contracts, licenses, permits, distribution arrangements, sales representative or agency arrangements, sale and purchase agreements, other agreements and business arrangements;
     (e) real estate and buildings and other improvements thereon;
     (f) leasehold improvements, fixtures, trade fixtures, machinery, installations, vehicles, pipelines and equipment (including office equipment);
     (g) office supplies, production supplies, spare parts, other miscellaneous supplies and other tangible property of any kind;
     (h) computer equipment, hardware and software;
     (i) raw materials, work-in-process, samples, finished goods, consigned goods and other inventories;
     (j) refundable deposits, prepayments or prepaid expenses;
     (k) claims, causes of action, choses in action, rights under express or implied warranties, rights of recovery and rights of recoupment or setoff of any kind;
     (l) the rights to receive mail, payments on accounts receivable and other communications;
     (m) lists of customers, records and databases pertaining to customers and accounts, personnel records, lists and records pertaining to customers, suppliers and agents, and books, ledgers, files and business records of every kind;
     (n) advertising materials, brochures, marketing or promotional materials, and other printed or written materials;
     (o) goodwill as a going concern and other intangible properties;
     (p) employee contracts, including any rights thereunder to restrict an employee from competing in certain respects;
     (q) permits, licenses, applications, filings, notifications, registrations and authorizations filed with or issued by any governmental authority;
     (r) the capital stock or other evidence of ownership interests of Subsidiaries; and
     (s) manuals, procedures, specifications, standards, schemata, designs, drawings, blueprints, studies, surveys, reports and plans.
     “Assumed Debt” means the debt and similar obligations of Parent to be assumed by Tarragon Homes pursuant to this Agreement as described on Schedule I.

     “Beneficial Owner” has the meaning set forth in Section 10.04.
     “Business Day” means any day other than a Saturday, Sunday or one on which banks are authorized or required by law to close in New York, New York.
     “Cash Statement” has the meaning set forth in Section 6.02.
     “Change of Control” has the meaning set forth in Section 10.04.
     “Charter Amendment” has the meaning set forth in Section 3.06(a).
     “Code” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, including any successor language.
     “Commission” means the Securities and Exchange Commission.
     “Contract” means any agreement, lease, license, contract, treaty, note, mortgage, indenture, franchise, permit, concession, arrangement or other obligation.
     “Contributed Subsidiaries” means the direct and indirect Subsidiaries of Parent, existing as of the Distribution Date and listed on Schedule II hereto.
     “Contribution” has the meaning set forth in Section 2.01.
     “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms “Controlling” and “Controlled” have meanings correlative to the foregoing.
     “Conveyancing and Assumption Agreements” means, collectively, the various agreements, instruments and other documents to be entered into to effect the transfer of the Transferred Equity or other Assets and the assumption of Liabilities in the manner contemplated by this Agreement, or otherwise arising out of or relating to the transactions contemplated by this Agreement, which shall be in such form or forms as Parent and Tarragon Homes reasonably agree and as may be required by law; provided, however, such agreements, instruments and other documents may not contain terms inconsistent with the terms of this Agreement.
     “Corporate Records” has the meaning set forth in Section 4.01.
     “Damages” means, with respect to any Person, any and all damages (including punitive and consequential damages if not otherwise expressly excluded), losses, Liabilities, fines, costs and expenses incurred or suffered by such Person (including all expenses of investigation, all reasonable attorneys’ and expert witnesses’ fees and all other out-of-pocket expenses incurred in connection with any Action or threatened Action).

     “Debt Realignment Plan” means the repayment, realignment, refinancing, exchange or modification of certain debt of Parent as described in Schedule I hereto.
     “Distribution” means the distribution by Parent, pursuant to the terms and subject to the conditions hereof, of all of the outstanding shares of Tarragon Homes Common Stock to the Parent Stockholders of record as of the Record Date.
     “Distribution Agent” means American Stock Transfer & Trust Company.
     “Distribution Date” means                     , 2007.
     “Distribution Time” means 11:59 p.m., New York City time, on the Distribution Date.
     “Employee Matters Agreement” means the Agreement on Employee Matters substantially in the form attached as Exhibit A hereto to be entered into on or before the Distribution Date between Parent and Tarragon Homes, with such changes thereto as Parent and Tarragon Homes shall agree.
     “Exchange Act” means the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.
     “Finally Determined” means, with respect to any Action, threatened Action or other matter, that the outcome or resolution of that Action, threatened Action or other matter either (a) has been decided through binding arbitration or by a Governmental Entity of competent jurisdiction by judgment, order, award, or other ruling or (b) has been settled or voluntarily dismissed by the parties pursuant to the dispute resolution procedure set forth in Article 9 or otherwise and, in the case of each of clauses (a) and (b), the claimants’ rights to maintain that Action, threatened Action or other matter have been finally adjudicated, waived, released, discharged, barred or extinguished, and that judgment, order, ruling, award, settlement or dismissal (whether mandatory or voluntary, but if voluntary that dismissal must be final, binding and with prejudice as to all claims specifically pleaded in that Action, threatened Action or other matter) is subject to no further appeal, vacatur proceeding or discretionary review.
     “Form 10” means the registration statement on Form 10 filed by Tarragon Homes with the Commission to effect the registration of Tarragon Homes Common Stock (as defined herein) pursuant to the Exchange Act in connection with the Distribution, as such registration statement may be amended or supplemented from time to time.
     “Governmental Entity” means any federal, state, local or foreign government or any court, tribunal, administrative agency or commission or other governmental or regulatory authority or agency, domestic, foreign or supranational.
     “Group” means, as the context requires, the Tarragon Homes Group (as defined herein) or Parent and its Subsidiaries (other than the Contributed Subsidiaries) and Affiliates.

     “Indemnified Party” has the meaning set forth in Section 7.04.
     “Indemnifying Party” has the meaning set forth in Section 7.04.
     “Identified Contingent Liabilities” means the stated amount of contingent Liabilities identified by Tarragon.
     “Insurance Proceeds” means those monies (a) received by an insured from an insurance carrier or (b) paid by an insurance carrier on behalf of an insured, in either case net of any applicable premium adjustment, retrospectively-rated premium, deductible, retention or cost of reserve paid or held by or for the benefit of such insured.
     “Insured Claims” means those Liabilities that, individually or in the aggregate, are covered within the terms and conditions of any insurance policy or insurance contract of any kind, current or past, together with the rights, benefits and privileges thereunder, which prior to the Distribution Time are or at any time were maintained by or on behalf of or for the benefit or protection of Parent, Tarragon Homes or any of their Affiliates (or any of their predecessors) one or more of the current or past directors, officers, employees or agents of any of the foregoing, whether or not such Liabilities are subject to premium adjustments, deductibles, retentions, co-insurance, cost of reserve paid or held by or for the benefit of the applicable insured(s), uncollectability or retrospectively-rated premiums, but only to the extent that such Liabilities are within the limits of any applicable insurance policy or insurance contract, including aggregates.
     “IRS” means the Internal Revenue Service.
     “Law” means any applicable federal, state, local or foreign law, statute, ordinance, directive, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity.
     “Liability” or “Liabilities” means any and all losses, claims, charges, debts, demands, actions, causes of action, suits, damages, obligations, payments, costs and expenses, sums of money, accounts, bonds, indemnities and similar obligations, exoneration, covenants, Contracts, controversies, agreements, promises, doings, omissions, guarantees, make whole agreements and similar obligations, and other liabilities and requirements, including all contractual obligations, whether absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, direct, indirect, derivative or otherwise whenever arising, and including those arising under any law, rule, regulation, Action, threatened or contemplated Action (including the costs and expenses of demands, assessments, judgments, settlements and compromises relating thereto and attorneys’ fees and any and all costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any such Actions or threatened or contemplated Actions), order or consent decree of any Governmental Entity or any award of any arbitrator or mediator of any kind, and those arising under any Contract, commitment or undertaking, including those arising under this Agreement or any Ancillary Agreement, in each case, whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person.
     “Net Trade Receivables/Payables Statement” has the meaning set forth in Section 6.02.
     “Net Other Liabilities/Assets Statements” has the meaning set forth in Section 6.02.
     “Non-Contributed Subsidiaries” means the direct and indirect Subsidiaries of Parent which are not Contributed Subsidiaries.
     “Parent” has the meaning set forth in the recitals.
     “Parent Charter Amendment” has the meaning set forth in Section 3.06(a).
     “Parent Common Stock” means the common stock, par value $0.01 per share, of Parent.
     “Parent Stockholders” means the holders of Parent Common Stock.
     “Person” means any individual, corporation (including not-for-profit corporations), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, unless another definition is specifically provided for herein, in which instance such other definition shall control only in the context in which it is used.
     “Policy” means any insurance policy or insurance contract of any kind, including any primary, excess or umbrella policy, directors’ and officers’, errors and omissions or commercial general liability policies, life and benefits policies and contracts, fiduciary liability, automobile, aircraft, property and casualty, workers’ compensation and employee dishonesty insurance policies, bonds and self-insurance and captive insurance company arrangements, together with the rights, benefits and privileges thereunder.
     “Proxy Statement” means the proxy statement of Parent filed with the Commission pursuant to the Exchange Act in connection with the Restructuring.
     “Record Date” means the date determined by Parent’s Board of Directors (or by a committee of that Board or any other Person acting under authority duly delegated to that committee or Person by Parent’s Board of Directors or a committee of such Board of Directors) as the record date for determining the Parent Stockholders of record entitled to receive the Distribution.
     “Request” has the meaning set forth in Section 4.03(b).
     “Restated Tarragon Homes Bylaws” means the restated bylaws of Tarragon Homes, which shall be in such form as the Board of Directors of Tarragon Homes reasonably determines.

     “Restated Tarragon Homes Charter” means the restated certificate of incorporation of Tarragon Homes, which shall be in such form as the Board of Directors of Tarragon Homes reasonably determines.
     “Retained Equity” means all of the outstanding shares of capital stock of, or ownership interests in, the Non-Contributed Subsidiaries.
     “Restructuring” means the Contributions pursuant to Section 2.01 hereof, the settlement of intercompany accounts, the Distribution and the other transactions contemplated by this Agreement and the Ancillary Agreements.
     “Reverse Stock Split” has the meaning set forth in Section 3.06(b).
     “Sage Assets” means all Assets, wherever located, real, personal or mixed, tangible or intangible, owned, held or used by Parent or any member of the Sage Group on the Distribution Date and relating primarily to the Sage Business, and shall include, without limitation: (i) the Retained Equity and any and all Assets of the Non-Contributed Subsidiaries; and (ii) all rights of the Sage Group (but excluding any and all rights of the Tarragon Homes Group) under this Agreement and the Ancillary Agreements.
     “Sage Business” means the business of the real estate services segment of Parent and its Subsidiaries and Affiliates, as conducted on the Distribution Date, which owns and operates residential and commercial rental properties, but excluding the Tarragon Homes Business.
     “Sage Damages” has the meaning set forth in Section 7.01(b).
     “Sage Debt” means all debt of Parent other than the Assumed Debt.
     “Sage Group” means Parent, all Subsidiaries of Parent (other than Contributed Subsidiaries) and the direct and indirect Subsidiaries thereof (including all successors to each of those Persons) and Affiliates thereof, but excluding the Tarragon Homes Group.
     “Sage Group Liabilities” means all obligations and Liabilities of Parent or any member of the Sage Group (including Liabilities arising out of any litigation), except the Tarragon Homes Group Liabilities, including:
     (a) the Sage Debt;
     (b) Liabilities of, associated with, arising from or relating primarily to the ownership, use, possession, operation or conduct of the Sage Business or the Assets, business or operations of the Sage Group prior to, on or after the Distribution Date;
     (c) all other Liabilities of the Sage Group expressly contemplated by, or arising from or out of a breach by any member of the Sage Group of its obligations under, this Agreement and any Ancillary Agreement as Liabilities of or to be assumed by Parent or any member of the Sage Group;

     (d) any other Liabilities of Parent as are set forth on Schedule III hereto; and
     (e) any other Liabilities that are secured by any Sage Asset.
     “Sage Indemnifiable Liabilities” has the meaning set forth in Section 7.02(a).
     “Sage Indemnitees” has the meaning set forth in Section 7.01(a).
     “Sage Litigation” has the meaning set forth in Section 7.03(a).
     “Sage Released Parties” has the meaning set forth in Section 8.01(a).
     “Securities Act” means the Securities Act of 1933, and the rules and regulations promulgated thereunder.
     “Special Meeting Record Date” means the date determined by Parent’s Board of Directors (or by a committee of such Board of Directors or any other Person acting under authority duly delegated to that committee or Person by Parent’s Board of Directors or a committee of such Board of Directors) as the record date for determining the Parent Stockholders of record entitled to receive the Proxy Statement and vote on the Distribution and Reverse Stock Split.
     “Subsidiary” means, with respect to any Person, any corporation or other entity of which at least a majority of the securities or other ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are at the time directly or indirectly owned or controlled by such Person or by one or more of its respective Subsidiaries or by such Person and any one or more of its respective Subsidiaries; provided, however, that no Person that is not directly or indirectly wholly owned by any other Person shall be a Subsidiary of such other Person unless such other Person controls, or has the right, power and ability to control, that Person.
     “Statements” has the meaning set forth in Section 6.02.
     “Tarragon Homes” has the meaning set forth in the recitals.
     “Tarragon Homes Assets” means all Assets, wherever located, real, personal or mixed, tangible or intangible, owned, held or used by Parent or Tarragon Homes or any member of their respective Groups on the Distribution Date and relating to the Tarragon Homes Business, and shall include, without limitation: (i) the Transferred Equity and any and all Assets of the Contributed Subsidiaries; and (ii) all rights of the Tarragon Homes Group (but excluding any and all rights of Parent) under this Agreement and the Ancillary Agreements.
     “Tarragon Homes Business” means the business of the homebuilding segment of Parent and its Subsidiaries and Affiliates as conducted on the Distribution Date, which develops, renovates, builds and markets houses in high-density, urban locations and master-planned communities.

     “Tarragon Homes Common Stock” means the common stock, par value $0.01 per share, of Tarragon Homes.
     “Tarragon Homes Damages” has the meaning set forth in Section 7.02(b).
     “Tarragon Homes Group” means Tarragon Homes, the Contributed Subsidiaries and the direct and indirect Subsidiaries thereof (including all successors to each of those Persons) and Affiliates thereof.
     “Tarragon Homes Group Liabilities” means the following Liabilities (including Liabilities arising out of any litigation):
     (a) the Assumed Debt;
     (b) Liabilities of, associated with, arising from or relating primarily to the ownership, use, possession, operation or conduct of the Tarragon Homes Business or the Assets, business or operations of the Tarragon Homes Group prior to, on or after the Distribution Date;
     (c) all other Liabilities of the Tarragon Homes Group expressly contemplated by or arising from or out of a breach by any member of the Tarragon Homes Group of its obligations under this Agreement or any Ancillary Agreement as Liabilities of or to be assumed by Tarragon Homes or any member of the Tarragon Homes Group;
     (d) such other Liabilities of Tarragon Homes as are set forth on Schedule IV hereto; and
     (e) any other Liabilities that are secured by any Tarragon Homes Asset.
     “Tarragon Homes Indemnifiable Liabilities” has the meaning set forth in Section 7.01(a).
     “Tarragon Homes Indemnitees” has the meaning set forth in Section 7.02(a).
     “Tarragon Homes Litigation” has the meaning set forth in Section 7.03(a).
     “Tarragon Homes Released Parties” has the meaning set forth in Section 8.01(b).
     “Tax Matters Agreement” means the Tax Matters Agreement substantially in the form of Exhibit B hereto to be entered into on or before the Distribution Date between Parent and Tarragon Homes, with such changes thereto as Parent and Tarragon Homes shall agree.
     “Transfer” means, with respect to any Asset, any direct or indirect assignment, contribution, conveyance, transfer or delivery of thereof.
     “Transferred Equity” has the meaning set forth in Section 2.01.

     “Transition Services Agreement” means the Transition Services Agreement substantially in the form attached as Exhibit C hereto to be entered into on or before the Distribution Date between Parent and Tarragon Homes, with such changes thereto as Parent and Tarragon Homes shall agree.
ARTICLE 2.
CONTRIBUTIONS AND ASSUMPTION OF LIABILITIES
     Section 2.01. Contribution of Contributed Subsidiaries. Upon the terms and subject to the conditions set forth in this Agreement and the Ancillary Agreements, effective on or prior to the Distribution Time, Parent shall contribute to Tarragon Homes all of the outstanding shares of capital stock of, or other ownership interests in, each of the Contributed Subsidiaries (the “Transferred Equity”), subject to receipt of any necessary consents or approvals of third parties or of Governmental Entities (the “Contribution”).
     Section 2.02. Transfers of Certain Assets to Tarragon Homes Group. Effective on or prior to the Distribution Time, upon the terms and subject to the conditions set forth in this Agreement and the Ancillary Agreements, and subject to receipt of any necessary consents or approvals of third parties or of governmental entities, Parent shall, or shall cause the relevant member of the Parent Group to, transfer to Tarragon Homes or a member of the Tarragon Homes Group designated by Tarragon Homes, all of the right, title and interest of Parent or such member of the Parent Group in and to all of the Tarragon Homes Assets, including, without limitation, intellectual property and office equipment and supplies that are not owned by Tarragon Homes or a Contributed Subsidiary as the same shall exist on the Distribution Date or on such later date as a particular Transfer may occur.
     Section 2.03. Transfers or Retention of Certain Assets by Parent. Effective on or prior to the Distribution Time, upon the terms and subject to the conditions set forth in this Agreement and the Ancillary Agreements and subject to receipt of any necessary consents or approvals of third parties or of governmental entities, Tarragon Homes shall, or shall cause the relevant member of the Tarragon Homes Group to, Transfer to Parent or a member of the Parent Group designated by Parent, all of the right, title and interest of Tarragon Homes or such member of the Tarragon Homes Group in and to all Sage Assets that are not owned by Parent or a Non-Contributed Subsidiary, as the same shall exist on the Distribution Date or on such later date as a particular Transfer may occur.
     Section 2.04. Assumption of Certain Liabilities. Upon the terms and subject to the conditions set forth in this Agreement and the Ancillary Agreements, except as otherwise expressly set forth therein, effective as of the Distribution Time (or as of the time of Transfer, if earlier, of the Assets to which such Liabilities are attributable), Tarragon Homes hereby unconditionally (i) assumes all Tarragon Homes Group Liabilities to the extent not then an existing obligation of the Tarragon Homes Group and (ii) undertakes to pay, satisfy and discharge when due in accordance with their terms all Tarragon Homes Group Liabilities.
     Section 2.05. Resignations. Except as set forth on Schedule V, Parent shall cause all of its employees, officers or directors who will be employees, officers or directors of the Sage

Group to resign, effective as of the Distribution Time, from all positions as officers or directors of any member of the Tarragon Homes Group in which they serve and, except as set forth on Schedule VI, Tarragon Homes shall cause all its employees, officers or directors to resign, effective as of the Distribution Time, from all positions as officers or directors of Parent or any members of the Sage Group in which they serve.
     Section 2.06. Guaranties.
     (a) If Tarragon Homes is unable to obtain, or cause to be obtained, the removal of Parent, as guarantor or obligor, in respect of any guarantees to the extent they relate to the Tarragon Homes Group Liabilities, Parent, as guarantor or obligor, shall continue to be bound as such and, unless not permitted by Law or the terms thereof, Tarragon Homes (i) shall or shall cause one of its Subsidiaries, to pay, perform and discharge fully all the obligations or other Liabilities of Parent, as guarantor or obligor thereunder from and after the date hereof, and (ii) shall not take any action that would increase the contingent liability of Parent thereunder. Tarragon Homes shall pay Parent a commercially reasonable fee in connection with any such guarantees.
     (b) If, in connection with the Distribution, Tarragon Homes becomes, at the request of any lender of Parent, a guarantor or obligor of any Sage Group Liabilities, Tarragon Homes, as guarantor or obligor, shall be bound as such and, unless not permitted by Law or the terms thereof, Parent (i) shall or shall cause one of its Subsidiaries to pay, perform and discharge fully all the obligations or other Liabilities of Tarragon Homes as guarantor or obligor thereunder from and after the date hereof, and (ii) shall not take any action that would increase the contingent liability of Tarragon Homes thereunder. Parent shall pay Tarragon Homes a commercially reasonable fee in connection with any such guarantees.
     Section 2.07. Conveyancing and Assumption Instruments. In connection with the Contribution and the assumptions of Liabilities contemplated by this Agreement, Parent and Tarragon Homes shall execute or cause to be executed by the appropriate entities the Conveyancing and Assumption Instruments, including appropriate transfer documentation evidencing the Transfer of the Transferred Equity and other Assets. The transfer of the Transferred Equity shall be effected by means of delivery of stock certificates and executed stock powers and notation on the stock or other ownership record books of the corporation or other legal entities involved, or by such other means as may be required in any non-U.S. jurisdiction to transfer title to stock or other ownership interests and, to the extent required by applicable Law, by notation on public registries.
ARTICLE 3.
CERTAIN ACTIONS AT OR PRIOR TO THE DISTRIBUTION; THE DISTRIBUTION
     Section 3.01. Cooperation Prior to the Distribution.
     (a) As promptly as reasonably practicable, but in any case prior to the Distribution Date, Parent and Tarragon Homes shall prepare, and Tarragon Homes shall file with the Commission, the Form 10, which shall include or incorporate by reference the Proxy Statement. Parent and Tarragon Homes shall use their reasonable efforts to cause the Form 10 to become effective under the Exchange Act as promptly as reasonably practicable. As promptly as reasonably practicable after the Form 10 has become effective, Parent shall mail the Proxy Statement to the Parent Stockholders of record as of the Special Meeting Record Date.
     (b) As promptly as reasonably practicable, but in any case prior to the Distribution Date, Parent and Tarragon Homes shall prepare, and Parent shall file with the Commission, the Proxy Statement. Parent shall mail the Proxy Statement as promptly as reasonably practicable to the Parent Stockholders of record as of the Special Meeting Record Date.
     (c) Parent and Tarragon Homes shall cooperate in preparing, filing with the Commission and causing to become effective any registration statements or amendments or supplements thereto that are necessary, advisable or appropriate to reflect the establishment of, or amendments to, any employee benefit and other plans of Parent or Tarragon Homes contemplated by this Agreement or any of the Ancillary Agreements or otherwise necessary, advisable or appropriate in connection with the Distribution.
     (d) Parent and Tarragon Homes shall take all such action as may be necessary, advisable or appropriate under the securities or blue sky laws of states or other political subdivisions of the United States in connection with the transactions contemplated hereby.
     (e) Parent and Tarragon Homes shall prepare, and Tarragon Homes shall file and seek to make effective, an application to permit the listing of the Tarragon Homes Common Stock on the NASDAQ Global Select Market.
     (f) Parent shall prepare and file any necessary application to permit the continued listing of the Parent Common Stock on the NASDAQ Global Select Market.
     (g) Parent and Tarragon Homes shall use their reasonable efforts, both prior to and after the Distribution Date, to duly and validly transfer all licenses, permits and authorizations issued by Governmental Entities that relate to the Tarragon Homes Business but that are held in the name of Parent or any other member of the Sage Group or any of their respective employees, officers, directors, stockholders, agents or otherwise, on behalf of Parent or another member of the Parent Group, to Tarragon Homes or another member of the Tarragon Homes Group designated by Tarragon Homes. In the event any such Transfer cannot be effected prior to the Distribution Date, Parent shall, to the extent permitted by Law, allow Tarragon Homes, or the relevant member of the Tarragon Homes Group, to operate under such licenses, permits or authorizations until such Transfer can be effected.
     (h) Parent and Tarragon Homes shall cooperate in taking any and all actions necessary to effectuate the Debt Realignment Plan, including provision for Tarragon

Homes to assume all of Parent’s rights and obligations under the Assumed Debt effective on or prior to the Distribution Time.
     (i) To the extent that any Transfers contemplated by Article 2 shall not have been consummated on or prior to the Distribution Time, Parent and Tarragon Homes shall cooperate to effect such Transfers as promptly following the Distribution Time as practicable. Nothing herein shall be deemed to require the Transfer of the Transferred Equity or other Assets or the assumption of any Liabilities which, by their terms or operation of law, cannot be Transferred; provided, however, Parent and Tarragon Homes and their respective Subsidiaries and Affiliates shall cooperate to seek to obtain any necessary consent or approval for the Transfer of Transferred Equity, other Assets and Liabilities contemplated to be transferred pursuant to Article 2. In the event that any such Transfer of Transferred Equity, other Assets or Liabilities has not been consummated, from and after the Distribution Date, the party retaining such Asset or Liability shall hold such Transferred Equity or other Assets in trust for the use and benefit of the party entitled thereto (at the expense of the party entitled thereto) or retain such Liability for the account of the party by whom such Liability is to be assumed pursuant hereto, as the case may be, and take such other action as may be reasonably requested by the party to whom such Transferred Equity or other Assets is to be Transferred, or by whom such Liability is to be assumed, as the case may be, in order to place such party, insofar as is reasonably possible, in the same position as would have existed had such Transferred Equity, other Asset or Liability been Transferred as contemplated hereby. As and when any such Transferred Equity, other Assets or Liability becomes transferable, such Transfer shall be effected forthwith. Parent and Tarragon Homes agree that, as of the Distribution Date, each shall be deemed to have acquired complete and sole beneficial ownership over all of the Transferred Equity or other Assets, together with all rights, powers and privileges incident thereto, and shall be deemed to have assumed in accordance with the terms of this Agreement, all of the Liabilities, and all duties, obligations and responsibilities incident thereto, that such party is entitled to acquire or required to assume pursuant to the terms of this Agreement.
     Section 3.02. Parent Board Action; Conditions Precedent to the Distribution.
     (a) Parent’s Board of Directors shall establish (or delegate authority to establish) the Record Date and the Distribution Date and any appropriate procedures in connection with the Distribution.
     (b) The obligation of both Parent and Tarragon Homes to consummate the Distribution shall be subject to the following conditions:
     (i) the Form 10 shall have become effective with the Commission under the Exchange Act and there shall be no stop order with respect thereto and the Proxy Statement shall have been mailed to all Parent Stockholders of record on the Record Date;

     (ii) the Tarragon Homes Common Stock to be delivered in the Distribution shall have been approved for listing on the NASDAQ Global Select Market, subject to official notice of issuance;
     (iii) The Parent Common Stock shall have been approved for continued listing on the NASDAQ Global Select Market, subject to official notice of the consummation of the Distribution.
     (iv) the Restated Tarragon Homes Charter and Restated Tarragon Homes Bylaws shall be in effect;
     (v) all material regulatory approvals necessary to consummate the Restructuring shall have been received and shall be in full force and effect;
     (vi) the Contributions, other Transfers and assumptions of Liabilities referred to in Article 2 of this Agreement shall have been effected in accordance with the terms of this Agreement;
     (vii) each of the Ancillary Agreements shall have been duly executed and delivered by the parties thereto;
     (viii) no order, preliminary or permanent injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Restructuring shall be in effect and no other event shall have occurred or failed to occur that prevents consummation of the Restructuring; and
     (ix) the Tarragon Homes Board of Directors shall have approved the Distribution and shall have deemed there to be no other events or developments that shall have occurred that would result in the Restructuring having an adverse effect on Parent or Parent Stockholders.
     (c) The obligations of Parent to consummate the Distribution shall be subject to the following conditions:
     (i) the Proxy Statement shall have been mailed to all Parent Stockholders of record on the Special Meeting Record Date;
     (ii) the Parent Board of Directors shall have approved the Restructuring and shall have deemed there to be no other events or developments that shall have occurred that would result in the Restructuring having an adverse effect on Parent or Parent’s Stockholders;
     (iii) the Restructuring (including the Charter Amendment and Reverse Stock split required by Section 3.06 hereof) shall have been approved and adopted by the Parent Stockholders in accordance with Nevada Law;

     (iv) Parent shall have received an opinion of tax counsel to the effect that the Distribution will be tax-free to Parent and Parent Stockholders (except with respect to cash received in lieu of fractional shares) for federal income tax purposes, in form and substance satisfactory to Parent in its sole discretion; and
     (v) the Parent Board of Directors shall have received the consulting report of a financial advisor, and shall otherwise be reasonably satisfied that, after giving effect to the Distribution that the fair value of Parent’s real estate assets at December 31, 2006 exceed Parent’s related mortgage loans and Identified Contingent Liabilities.
     (d) Any of the foregoing conditions may be waived by Parent, in its sole and absolute discretion, except to the extent the satisfaction of such condition is required by Law in connection with the Distribution.
     Section 3.03. The Distribution.
     (a) Subject to the terms and conditions of this Agreement and applicable Law, each holder of Parent Common Stock on the Record Date, other than Parent (or such holder’s designated transferee or transferees), will be entitled to receive in the Distribution one share of Tarragon Homes Common Stock for each share of Parent Common Stock held by that holder on the Record Date.
     (b) Subject to the terms and conditions set forth in this Agreement (i) immediately prior to the Distribution Time, Parent will (i) deliver to the Distribution Agent, for the benefit of the Parent Stockholders of record on the Record Date a stock certificate or certificates, endorsed by Parent in blank, representing all of the then outstanding shares of Tarragon Homes Common Stock owned by Parent, (ii) the Distribution shall be effective as of the Distribution Time and (iii) Parent shall instruct the Distribution Agent to distribute, on or as soon as practicable after the Distribution Date, to each Parent Stockholder of record as of the Record Date one share of Tarragon Homes Common Stock for every one share of Parent Common stock so held. Tarragon Homes agrees to provide all certificates for shares of Tarragon Homes Common Stock that Parent shall require (after giving effect to Sections 3.04 and 3.05) in order to effect the Distribution. Tarragon Homes agrees to provide to the Distribution Agent such documentation as the Distribution Agent may request in order to effect the Distribution. All of the shares of Tarragon Homes Common Stock issued in the Distribution shall have been duly authorized and shall be fully paid, nonassessable and free of preemptive rights, redemption rights, rights of first refusal, liens and encumbrances
     Section 3.04. Stock Dividend. On or before the Distribution Date, Tarragon Homes shall issue to Parent as a stock dividend the number of shares of Tarragon Homes Common Stock that are required to effect the Distribution, as certified by the Distribution Agent. In connection with the Distribution, Parent shall deliver to Tarragon Homes for cancellation all of the share certificates currently held by it representing Tarragon Homes Common Stock.

     Section 3.05. Fractional Shares. No certificates representing fractional shares of Tarragon Homes Common Stock will be distributed in the Distribution because no existing Parent Stockholders hold fractional shares and the Distribution is being effected on a one-for-one basis.
     Section 3.06. Change of Corporate Name.
          (a) At or prior to the Distribution Time: (i) Parent shall file with the Secretary of the State of Nevada an amendment to its Articles of Incorporation, substantially in the form attached hereto as Exhibit D (the “Parent Charter Amendment”); (ii) Parent shall and as applicable, shall cause any member of the Parent Group to, file with the applicable Governmental Entity amendments to their articles or certificates of incorporation or other organizational documents or otherwise take all action necessary to delete from their names the word “Tarragon” or any names derived therefrom; and (iii) Parent shall do, or cause to be done, all other acts, including the payment of any fees required in connection therewith, to cause such amendments or other actions to become effective.
          (b) In connection with the filing of the Parent Charter Amendment, Parent shall effect, in its discretion at any time prior to the Distribution Time, a reverse stock split of Parent Common Stock whereby       shares of Parent Common Stock would be combined and converted into one share of Parent Common Stock (the “Reverse Stock Split”).
ARTICLE 4.
ACCESS TO INFORMATION
     Section 4.01. Provision of Corporate Records. Except as otherwise specifically set forth in this Agreement or any Ancillary Agreement, subject to normal corporate document retention policies that permit destruction of documents, immediately prior to or as soon as practicable following the Distribution Date, each Group shall provide to the other Group, its accountants, counsel and other designated representatives (a) all documents, Contracts, books, records, computer data and other data (including minute books, stock registers, stock certificates and documents of title) (collectively, “Corporate Records”) in its possession relating primarily to the other Group or its business, operations or properties (after giving effect to the transactions contemplated hereby); provided that if any such Corporate Records relate to both Groups or the business operations or properties of both Groups, each such Group shall provide to the other Group true and complete copies of such Corporate Records and (b) reasonable access during normal business hours to all personnel and Corporate Records in such Group’s possession relating to such other Group or the business, operations or properties of such other Group (after giving effect to the transactions contemplated hereby) (other than data and information subject to (i) an attorney-client or other privilege that is not specifically subject to the provisions of this Article 4 or (ii) in the case of access provisions in any joint-defense arrangements between a member or members of one Group and a member or members of the other Group, the terms of the relevant joint-defense agreement), insofar as such access is reasonably required by such other Group, including for audit, accounting, litigation, regulatory compliance and disclosure and reporting purposes. Data stored in electronic form shall be provided in the format in which it existed at the Distribution Date, except as otherwise specifically set forth in this Agreement or any Ancillary Agreement.
     Section 4.02. Litigation Cooperation. From and after the Distribution Date:
     (a) Each Group shall use all reasonable efforts to make available to the other Group and its accountants, counsel, and other designated representatives, upon written request, its current and former directors, officers, employees and representatives as witnesses, and shall otherwise cooperate with the other Group, to the extent reasonably required in connection with any Action or threatened Action arising out of either Group’s business, operations or properties in which the requesting party may from time to time be involved and to the extent that there is no conflict in the Action or threatened Action between the requesting Group and itself.
     (b) Each Group shall promptly notify the other Group hereto, upon its receipt or the receipt by any of its members, of a request or requirement (by written questions, interrogatories, requests for information or documents, subpoenas, civil investigative demands or other similar processes) that relates to the business, operations or properties of the other party (a “Request”) reasonably regarded as calling for the inspection or production of any documents or other information in its possession, custody or control, as received from any Person that is a party in any Action, or, in the event the Person delivering the Request is not a party to such Action, as received from such Person. In addition to complying with the applicable provisions of Section 4.05, each Group shall assert and maintain, or cause its members to assert and maintain, any applicable claim to privilege, immunity, confidentiality or protection in order to protect such documents and other information from disclosure, and shall seek to condition any disclosure that may be required on such protective terms as may be appropriate. Neither Group may voluntarily waive, undermine or fail to take any action reasonably necessary to preserve an applicable privilege without the prior written consent of the affected party hereto (or any affected Group member or Affiliates of any such party) except, in the opinion of such party’s counsel, as required by law.
     (c) As to any Tarragon Homes Litigation existing on the Distribution Date, Parent hereby waives any conflict that might preclude counsel currently representing Parent, Tarragon Homes or any of their respective Subsidiaries or Affiliates from representing Tarragon Homes or any of its Subsidiaries or Affiliates in connection with Tarragon Homes Litigation following the Distribution Date.
     (d) As to any Sage Litigation existing on the Distribution Date, Tarragon Homes hereby waives any conflict that might preclude counsel currently representing Parent, Tarragon Homes or any of their respective Subsidiaries or Affiliates from representing Parent or any of its Subsidiaries or Affiliates in connection with such Tarragon Homes Litigation following the Distribution Date.
     (e) Parent and Tarragon Homes shall enter into such joint defense agreements, in customary form, as Parent and Tarragon Homes shall determine are advisable.

     Section 4.03. Reimbursement. Except to the extent that any member of one Group is obligated to indemnify any member of the other Group under Article 7 for that cost or expense, each Group providing information or witnesses to the other Group, or otherwise incurring any expense in connection with its cooperation, under Sections 4.01 or 4.02 shall be entitled to receive from the recipient thereof, upon the presentation of reasonably detailed invoices therefor, payment for all out-of-pocket costs and expenses that may reasonably be incurred in providing such information, witnesses or cooperation.
     Section 4.04. Treatment of Records. Except as otherwise required by law or agreed to in writing, upon compliance with the requirements set forth in Section 4.01, each of Parent and Tarragon Homes shall, and shall cause the members of its respective Group to return, destroy or otherwise dispose of any photocopies or similar reproductions of all Corporate Records provided to, or relating primarily to, the other Group or its business, assets or affairs (after giving effect to the Restructuring); provided, however, that prior to any such destruction, the other party shall be provided the opportunity to take possession of such records if it so desires. Any Corporate Records received by any member of one Group after the Distribution Date and relating primarily to the other Group or its business, assets or affairs shall promptly be provided to such other Group, and retained, in accordance with the procedures set forth in Section 4.01 and this Section 4.04. Notwithstanding the above, there shall be no requirement for Parent or Tarragon Homes, or any members of their respective Groups, to destroy or otherwise dispose of any Corporate Records (or photocopies or similar reproductions thereof) to the extent that such Corporate Records relate to its business, operations or properties (after giving effect to the Restructuring).
     Section 4.05. Preservation of Privilege. Parent and Tarragon Homes recognize that as a consequence of the transactions contemplated by this Agreement and the Ancillary Agreements, they may have common interests in the defense of certain pending or threatened litigation that may necessitate the exchange between Parent and Tarragon Homes or their counsel of documents or other information that is subject to the attorney-client privilege, the work product doctrine or other legally recognized privileges, protections or immunities from discovery. Each of Parent and Tarragon Homes agree to take, in addition to, and not in limitation of, its obligations under Section 4.02(b) all reasonable efforts to protect and maintain, and to cause its Affiliates to protect and maintain, any applicable claim to privilege, immunity, protection or confidentiality in order to protect such documents and other information from improper disclosure or use of which the affected party (or any of its Affiliates) does not approve. In addition to, and not in limitation of, its obligations under Section 4.02(b) and without limiting the generality of the foregoing, neither Parent nor Tarragon Homes nor their respective Affiliates may voluntarily waive or undermine, or fail to defend in a commercially reasonable manner, any privilege or protection or take or fail to take any other commercially reasonable action (a) that could result in the disclosure of any common-interest or joint-defense materials to any Person that is neither a party to this Agreement nor an Affiliate of any such party or (b) that would have the effect of waiving or undermining such privilege or protection, in either case, without the prior written consent of the affected party and any affected Affiliate of such affected party.
     Section 4.06. Confidentiality. Except as may be more specifically addressed in any Ancillary Agreement, each party shall hold and shall cause its consultants and advisors and the members of its Group to hold in strict confidence, unless compelled to disclose by judicial or administrative process or, in the opinion of its counsel, by other requirements of Law or applicable requirements of any national stock exchange or inter-dealer automated quotation system on which the securities of such party or any of its affiliates are traded, all information known to be confidential or proprietary (other than any such information relating solely to the business or affairs of such party) concerning the other party hereto furnished it by such other party or its representatives pursuant to this Agreement and any Ancillary Agreement (except to the extent that such information can be shown to have been (i) previously known by the party to which it was furnished, (ii) in the public domain through no fault of the party to which it was furnished or (iii) independently developed by the receiving party), and each party shall not release or disclose such information to any other Person, except its auditors, attorneys, financial advisors, bankers and other consultants and advisors who shall be advised of the provisions of this Section 4.06. Each party shall exercise the same care to hold confidential information concerning or supplied by the other party as it takes to preserve confidentiality for its own similar information.
     Section 4.07. Notice Preceding Compelled Disclosure. If either Group is legally compelled, pursuant to a subpoena, civil investigative demand, regulatory demand or similar process, to disclose any information which relates to the other Group, such Group will promptly notify the other Group to permit it to seek a protective order or take other appropriate action. The Group will also cooperate in all reasonable efforts by the other Group to obtain a protective order or other reasonable assurance that confidential treatment will be accorded the information. If, in the absence of a protective order, either Group is compelled to disclose information as a matter of law (including as a matter of federal or state securities law) or pursuant to the rules and policies of any national securities exchange on which any securities of any member of either Group are listed for trading, such Group may disclose only that part of the information as is required by law to be disclosed (in which case, prior to such disclosure, such Group will advise and consult with the other Group, such Group and its counsel as to such disclosure and the nature and wording of such disclosure) and, to the extent practical in the circumstances, such Group will use its reasonable best efforts to obtain confidential treatment for any information so disclosed.
ARTICLE 5.
ANCILLARY AGREEMENTS
     Section 5.01. Employee Matters. Parent and Tarragon Homes agree to effectuate certain understandings with respect to employee matters and employee benefit arrangements pursuant to the terms and conditions of the Employee Matters Agreement.
     Section 5.02. Taxes. Parent and Tarragon Homes hereto agree to effectuate certain understandings with respect to tax matters generally pursuant to the terms and conditions of the Tax Matters Agreement.
     Section 5.03. Transition Services. Parent and Tarragon Homes hereby agree to effectuate certain understandings with respect to the provision of services on a transitional basis pursuant to the terms and conditions of the Transitional Services Agreement.

ARTICLE 6.
CERTAIN OTHER AGREEMENTS
     Section 6.01. Intercompany Accounts.
     (a) Except as otherwise specifically set forth herein or in any of the Ancillary Agreements, all intercompany trade, loan balances, accounts receivable and accounts payable between any member of one Group and any member of another Group in existence at the Distribution Time shall be settled and paid in full, in cash or other immediately available funds, by the party or parties owing such obligations as soon as practicable (but in no event more than 60 calendar days after the Distribution Time). If, after the Distribution Time, either party receives payments belonging to the other party, the recipient shall promptly account for and remit said payment to the other party.
     (b) At or prior to the Distribution Date, each of Parent and Tarragon Homes shall enter into, or, where applicable, shall cause their respective Subsidiaries to enter into, the Ancillary Agreements as necessary or appropriate in order to effect the transactions contemplated hereby.
     Section 6.02. Post-Distribution Adjustments. Within a reasonable period of time, but no longer than sixty (60) days following the Distribution Date, Parent shall prepare and submit to Tarragon Homes: (a) a statement (the “Cash Statement”) setting forth in reasonable detail the amount of cash and cash equivalents of Tarragon Homes, on a consolidated basis, as of the Distribution Date (after giving effect to the Distribution); (b) a statement (the “Net Trade Receivables/Payables Statement”), setting forth the value of trade receivables of Tarragon Homes less the value of trade payables on a consolidated basis, as of the Distribution Date (after giving effect to the Distribution); (c) a statement (the “Net Other Liabilities/Assets Statements” and, together with the Cash Statement and Net Trade Receivables/Payables Statement, the “Statements”) setting forth the value of accrued expenses plus other non-current liabilities of Tarragon Homes less the value of other non-current assets on a consolidated basis, as of the Distribution Date (after giving effect to the Distribution). The Statements shall be prepared in accordance with Parent’s prior accounting practices and policies, and Tarragon Homes shall have the right to oversee and participate in the preparation of the Statements. Upon completion of the Statements and approval thereof by Tarragon Homes, the parties will cooperate and use their reasonable best efforts to take, or cause to be taken, all actions, reasonably necessary or advisable to make adjustments to reflect the appropriate allocation of cash and cash equivalents, trade rececivables and payables and other liabilities and assets between Parent and Tarragon Homes. In the event that Parent and Tarragon Homes cannot reach agreement on the Statements or any proposed adjustment(s), the matter shall be submitted to a mutually agreed upon independent accountant, whose determination, made in good faith and in accordance with Parent’s prior accounting practices and policies, shall be final, binding and conclusive.
     Section 6.03. Further Assurances and Consents. In addition to the actions specifically provided for elsewhere in this Agreement, each of Parent and Tarragon Homes shall use its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things, reasonably necessary, advisable or appropriate under applicable Laws, regulations and agreements or otherwise to consummate and make effective the transactions contemplated by this Agreement, including using its reasonable efforts to obtain any consents and approvals, to enter into all amendatory agreements and to make any filings and applications necessary, advisable or appropriate in order to consummate the transactions contemplated by this Agreement or the Ancillary Agreements. Notwithstanding the foregoing, no party hereto shall be obligated to pay any consideration therefor (except for filing fees and other similar charges) to any third party from whom such consents or approvals are requested or to take any action or omit to take any action if the taking of or the omission to take such action would be unreasonably burdensome to the party, its Group or its Group’s business. Parent and Tarragon Homes agree to enter into and execute such additional documents as may be necessary, advisable or appropriate to effect the transactions contemplated by this Agreement or the Ancillary Agreements; provided, however, that such additional documents shall not diminish any of the rights granted or increase any of the Liabilities of either Group as set forth in this Agreement or the Ancillary Agreements.
ARTICLE 7.
INDEMNIFICATION AND OTHER MATTERS
     Section 7.01. Assumed Liabilities, Exculpation and Indemnification by Tarragon Homes.
     (a) Subject to the provisions of Section 7.04 hereof, upon, from and after the Distribution Date, Tarragon Homes shall, without any further responsibility or liability of, or recourse to, Parent or any Affiliate of Parent or any of their respective directors, stockholders, officers, employees, agents, consultants, representatives, successors, transferees or assignees (collectively, the “Sage Indemnitees”), absolutely and irrevocably assume and be solely liable and responsible for the Tarragon Homes Group Liabilities. From and after the Distribution Date, neither Parent nor any of the Sage Indemnitees shall be liable to Tarragon Homes or any Affiliate of Tarragon Homes or any of their respective directors, stockholders, officers, employees, agents, consultants, customers, representatives, successors, transferees or assignees for any reason whatsoever (i) on account of any Tarragon Homes Group Liabilities or (ii) on account of any Damages arising out of or associated with the conduct of (or any Action alleged to arise out of or be associated with) the Tarragon Homes Business following the Distribution Date or the breach by Tarragon Homes or any member of the Tarragon Homes Group of any of its obligations under this Agreement; provided that Parent shall remain liable to Tarragon Homes for any Liabilities arising under guarantees made by Tarragon Homes in favor of Sage that remain outstanding after the Distribution pursuant to Section 2.06(a) or any willful breach by Parent or any member of the Sage Group of any of its or their obligations under this Agreement. The matters with respect to which Tarragon Homes assumes liability pursuant to clauses (i) and (ii) above are referred to herein as the “Tarragon Homes Indemnifiable Liabilities.”
     (b) Tarragon Homes shall indemnify, defend, save and hold harmless Parent and each of the Sage Indemnitees from and against all Liabilities of any kind or nature whatsoever, (i) arising out of or resulting from the Tarragon Homes Indemnifiable

Liabilities or (ii) except as otherwise provided in this Agreement or any Ancillary Agreement, that otherwise are or are alleged to be related to, arising from, or associated with the ownership, use, possession, operation or conduct of the Tarragon Homes Business or the assets, business or operations of Tarragon Homes before or after the Distribution Date (all of which are collectively called the “Sage Damages”); provided, however, that such indemnity obligations do not extend to any Sage Damages otherwise covered under third party insurance policies of Parent.
     Section 7.02. Exculpation and Indemnification by Parent.
     (a) Subject to the provisions of Section 7.04 hereof, Parent shall, without any further responsibility or liability of, or recourse to, Tarragon Homes or any Affiliate of Tarragon Homes or any of their respective directors, stockholders, officers, employees, agents, consultants, representatives, successors, transferees or assignees (collectively, the “Tarragon Homes Indemnitees”), absolutely and irrevocably be solely liable and responsible for the Sage Group Liabilities. From and after the Distribution Date, neither Tarragon Homes nor any of the other Tarragon Homes Indemnitees shall be liable to Parent or any Affiliate of Parent or any of their respective directors, stockholders, officers, employees, agents, consultants, customers, representatives, successors, transferees or assignees for any reason whatsoever (i) on account of any Sage Group Liabilities or (ii) on account of any Damages arising out of or associated with the conduct of (or any Action alleged to arise out of or be associated with) the Sage Business following the Distribution Date or the breach by Parent or any member of the Sage Group of any of its obligations under this Agreement; provided that Tarragon Homes shall remain liable to Parent for any Liabilities arising under guarantees made by Sage in favor of Tarragon Homes that remain outstanding after the Distribution pursuant to Section 2.06(b) or any willful breach by Tarragon Homes or any member of the Tarragon Homes Group of any of its obligations under this Agreement. The matters with respect to which Parent retains liability pursuant to clauses (i) and (ii) above are referred to herein as the “Sage Indemnifiable Liabilities.”
     (b) Parent shall indemnify, defend, save and hold harmless Tarragon Homes and each of the Tarragon Homes Indemnitees from and against all Liabilities of any kind or nature whatsoever, (i) arising out of or resulting from the Sage Indemnifiable Liabilities or (ii) except as otherwise provided in this Agreement or any Ancillary Agreement, that otherwise are or are alleged to be related to, arising from, or associated with the ownership, use, possession, operation or conduct of the assets, business or operations of Parent before or after the Distribution Date, other than the Tarragon Homes Indemnifiable Liabilities (all of which are collectively called the “Tarragon Homes Damages”); provided, however, that such indemnity obligations do not extend to any Tarragon Homes Damages otherwise covered under third party insurance policies of Tarragon Homes or Parent.
     Section 7.03. Specific Indemnification Issues.
     (a) The parties hereto acknowledge that the Sage Group Liabilities include the litigation identified on Schedule III hereto and any additional Actions brought in connection therewith (the “Sage Litigation”) and the Tarragon Homes Group Liabilities include the litigation identified on Schedule IV hereto and any additional Actions brought in connection therewith (the “Tarragon Homes Litigation”). Notwithstanding anything in this Agreement to the contrary: (i) any claims or demands in connection with the Sage Litigation or the Tarragon Homes Litigation shall not be deemed third party claims for purposes of this Agreement; (ii) Parent, with respect to the Sage Litigation, and Tarragon Homes, with respect to the Tarragon Homes Litigation, shall have the exclusive right to (y) control the defense of such litigation, and (z) settle, compromise or discharge such litigation; and (iii) Parent, with respect to the Tarragon Homes Litigation, and Tarragon Homes, with respect to the Sage Litigation, shall: (y) provide cooperation in litigation pursuant to the terms of Section 4.03; and (z) to the extent reasonably requested by Parent or Tarragon Homes, as the case may be, sign such documents as may be reasonably necessary to effect or assist in the pursuit, defense, settlement, compromise or discharge of such litigation.
     (b) If the indemnification provided for in this Article 7 is unavailable to an Indemnified Party with respect to a loss for which indemnification would otherwise be required to be provided pursuant to the terms hereof that arises out of or is related to information contained in the Proxy Statement or Form 10, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, in such proportion as is appropriate to reflect the relative fault of Parent, on the one hand, and Tarragon Homes, on the other hand. The relative fault of any party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by that party or a member of its Group.
     (c) The parties understand and agree that, with respect to any Liabilities or any Actions arising out of or associated with, or alleged to arise out of or be associated with, an act or omission of any officer, director, employee or agent of Parent, on the one hand, or Tarragon Homes or any Contributed Subsidiary, on the other hand, prior to the Distribution Date, the respective obligations of Parent and Tarragon Homes pursuant to this Agreement (including their respective indemnification obligations) shall remain unaffected and in full force and effect, regardless of whether such person was, at the time of such act or omission, an officer, director, employee or agent whose duties related primarily to the Sage Business or the Tarragon Homes Business, and regardless of whether such Liabilities or Actions are alleged or determined in any judgment, award or decree after trial to arise out of or be associated with such person’s negligence, gross negligence, recklessness or intentional conduct or culpability.
     (d) The parties acknowledge that after the Distribution Date the parties will have negotiated business relationships, which relationships will be described in contracts, agreements and other documents entered into in the normal course of business. Such documents may include agreements by the parties and their Affiliates and Subsidiaries to supply, after the Distribution Date, materials, products and services and to lease facilities, tangible and intangible property. Such business relationships shall not be subject to the indemnity provisions hereof, unless the parties expressly agree to the contrary in the agreements governing such relationships.
     (e) Except as otherwise provided herein, in the event an Action is brought by a third party in which the liability as between Parent and Tarragon Homes is Finally Determined to be joint or in which the entitlement to indemnification hereunder is not readily determinable, the parties shall negotiate in good faith in an effort to agree, as between Parent and Tarragon Homes, on the proper allocation of liability or entitlement to indemnification, as well as the proper allocation of the costs of any joint defense or settlement pursuant to Section 7.05, all in accordance with the provisions of, and the principles set forth in, this Agreement. In the absence of any such agreement, such allocation of liability or entitlement to indemnification, and such allocation of costs, shall be subject to ultimate resolution between Parent, on the one hand, and Tarragon Homes, on the other hand, pursuant to Article 9.
     Section 7.04. Notice and Payment of Claims.
     (a) (i) If either a party to this Agreement or a person entitled to a defense and/or indemnification under this Agreement (an “Indemnified Party”) determines that it is or may be entitled to a defense or indemnification by Parent or Tarragon Homes, as the case may be (the “Indemnifying Party”), under this Agreement:
          (A) the Indemnified Party shall deliver promptly to the Indemnifying Party a written notice and demand for a defense or indemnification, specifying the basis for the claim for defense and/or indemnification, the nature of the claim, and, if known, the amount for which the Indemnified Party reasonably believes it is entitled to be indemnified;
          (B) the Indemnifying Party shall have 30 days from receipt of the notice requesting indemnification within which to either: (t) assume the defense of such litigation or claim; (y) pay the claim in immediately available funds; or (z) reserve its rights pending negotiations under Section 7.05. This 30 day period may be extended by express agreement of the parties.
     (ii) If the amount for which the Indemnifying Party may be liable is not known or reasonably determinable at the time of such notice, the Indemnified Party shall deliver to the Indemnifying Party a further notice specifying the amount for which the Indemnified Party reasonably believes it is entitled to be indemnified as soon as reasonably practicable after such amount is known or reasonably determinable and the Indemnifying Party shall have a further opportunity to take action as set forth above. Nothing in this Section 7.04 shall be interpreted to abrogate or delay a party’s obligation to provide the other with a defense under this Agreement.
     (iii) The failure by an Indemnified Party to promptly notify an Indemnifying Party of a notice and demand for a defense or indemnification shall not relieve the Indemnifying Party of any indemnification or defense responsibility under this Article 7, except to the extent such failure materially prejudices the ability of the Indemnifying Party to defend such claim.
     (b) The right to a defense or indemnification under this Agreement applies only insofar as defense and indemnification are not provided for by insurance. Nevertheless, the potential availability of insurance coverage to Parent or Tarragon Homes shall not relieve the other party of its obligations for defense or indemnification hereunder, or delay either party’s obligation to the other to assume a defense or pay any sums due hereunder.
     Section 7.05. Defense of Third-Party Claims.
     (a) If the Indemnified Party’s claim for Indemnification is based, under this Agreement, on an Action, judicial or otherwise, brought by a third party the Indemnifying Party shall, within the 30-day period (or any extended period) referred to in Section 7.04 above, assume the defense of such third-party claim at its sole cost and expense. Any such defenses shall be conducted by attorneys employed by the Indemnifying Party and reasonably acceptable to Indemnified Party. The Indemnified Party shall have the right to participate (but not control) in such defense at the Indemnified Party’s sole cost and expense. Notwithstanding the first sentence of this Section 7.05(a), if (i) the Indemnifying Party does not assume the defense of a claim as provided in this Section 7.05(a), (ii) the nature of any claim presents a conflict of interest between the Indemnified Party and the Indemnifying Party or (iii) as otherwise provided on Schedule VII, then the Indemnified Party may assume and control its own defense, and the Indemnifying Party shall be liable for all reasonable costs or expenses paid or incurred by the Indemnified Party in connection therewith.
     (b) The Indemnifying Party shall pay to the Indemnified Party in immediately available funds the amounts for which the Indemnified Party is entitled to be indemnified within 30 days after such third party claim is Finally Determined (or within such longer period as agreed to by the parties). If the Indemnifying Party does not assume the defense of any such third-party claims, the Indemnifying Party shall be bound by the result obtained with respect thereto by the Indemnified Party, except that the Indemnifying Party has the right to contest that it is obligated to the Indemnified Party under the terms of this Agreement.
     (c) In the event an Action is brought by a third party in which the liability as between Parent and Tarragon Homes is alleged to be joint or in which the entitlement to indemnification hereunder is not readily determinable the parties shall cooperate in a joint defense. Such joint defense shall be under the general management and supervision of the party which is expected to bear the greater share of the liability; provided, however, that neither party shall settle or compromise any such joint defense matter without the consent of the other. The costs of such joint defense, any settlement and any award or judgment (unless the award or judgment specifies otherwise) shall be borne as the parties may agree, or in the absence of such agreement, such costs shall be borne by the party incurring such costs, subject to ultimate resolution pursuant to Article 9 hereof.

ARTICLE 8.
RELEASES
     Section 8.01. Release of Pre-Distribution Claims.
          (a) Except as provided in Section 8.01(c)(i), effective as of the Distribution Date, Tarragon Homes does hereby, for itself and each other member of the Tarragon Homes Group and their respective Affiliates, successors and assigns, and all Persons who at any time prior to the Distribution Date have been directors, shareholders, officers, employees, agents, consultants, representatives or successors of any member of the Tarragon Homes Group (in each case, in their respective capacities as such and in a derivative and not personal capacity), remise, fully and forever release and absolutely discharge each of Parent, the members of the Sage Group, their respective Affiliates, successors and assigns, and all Persons who at any time prior to the Distribution Date have been directors, shareholders, officers, employees, agents, consultants, representatives or successors of any member of the Sage Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns (collectively, the “Sage Released Parties”), from any and all Liabilities whatsoever, whether at law or in equity (including any right of contribution), whether arising under any contract or agreement, by operation of law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Distribution Date, including in connection with the transactions and all other activities to implement the Distribution.
          (b) Except as provided in Section 8.01(c)(i), effective as of the Distribution Date, Parent does hereby, for itself and each other member of the Sage Group and their respective Affiliates, successors and assigns, and all Persons who at any time prior to the Distribution Date have been directors, shareholders, officers, employees, agents, consultants, representatives or successors of any member of the Tarragon Homes Group (in each case, in their respective capacities as such and in a derivative and not personal capacity), remise, fully and forever release and absolutely discharge each of Tarragon Homes, the members of the Tarragon Homes Group, their respective Affiliates, successors and assigns, and all Persons who at any time prior to the Distribution Date have been directors, shareholders, officers, employees, agents, consultants, representatives or successors of any member of the Tarragon Homes Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns (collectively, the “Tarragon Homes Released Parties”), from any and all Liabilities whatsoever, whether at law or in equity (including any right of contribution), whether arising under any contract or agreement, by operation of law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Distribution Date, including in connection with the transactions and all other activities to implement the Distribution.
          (c) Notwithstanding anything to the contrary in Section 8.01(a) or Section 8.01(b):

          (i) Nothing contained in Section 8.01(a) or Section 8.01(b) shall impair any right of any Person to enforce this Agreement or any Ancillary Agreement in accordance with its terms. Nothing contained in Section 8.01(a) or Section 8.01(b) shall release any Person from:
          (A) any Liabilities, contingent or otherwise, assumed, transferred, assigned or allocated to the Group of which such Person is a member in accordance with, or any other Liability of any member of any Group under the any Ancillary Agreement;
          (B) any Liability that the parties may have with respect to indemnification or contribution pursuant to this Agreement for claims brought against the parties by third Persons, which Liability shall be governed by the provisions of Article 7 and, if applicable, the appropriate provisions of any Ancillary Agreement; or
          (C) any Liability the release of which would result in the release of any Person other than a Person released pursuant to this Section 8.01; provided, however, that the parties agree not to bring suit or permit any of their Subsidiaries to bring suit against any Person with respect to any Liability to the extent that such Person would be released with respect thereto by this Section 8.01 but for the provisions of this clause (C).
          (ii) Nothing contained in Section 8.01(a) shall release Parent from honoring its existing obligations to indemnify any former, current or future director, officer or employee of Tarragon Homes who was a director, officer or employee of Parent or any Subsidiary of Parent on or prior to the Distribution Date, to the extent such director, officer or employee becomes a named defendant in any litigation involving Parent or any former or current Subsidiary of Parent and was entitled to such indemnification pursuant to then existing obligations.
          (iii) Nothing contained in Section 8.01(b) shall release any member of the Tarragon Homes Group from honoring its existing obligations to indemnify any former, current or future director, officer or employee of Parent who was a director, officer or employee of any member of the Tarragon Homes Group on or prior to the Distribution Date, to the extent such director, officer or employee becomes a named defendant in any litigation involving any member of the Tarragon Homes Group and was entitled to such indemnification pursuant to then existing obligations.
          (d) Tarragon Homes shall not, and shall not permit any member of the Tarragon Homes Group, to make any claim or demand or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against Parent or any member of the Parent Group, or any other Person released pursuant to Section 8.01(a), with respect to any Liabilities released pursuant to Section 8.01(a). Parent shall not, and shall not permit any member of the Parent Group, to make any claim or demand or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification against Tarragon Homes or any member of the Tarragon Homes Group, or any other Person released pursuant to Section 8.01(b), with respect to any Liabilities released pursuant to Section 8.01(b).
          (e) It is the intent of Parent and Tarragon Homes, by virtue of the provisions of this Section 8.01, to provide for a full and complete release and discharge of all Liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the Distribution Date between or among Tarragon Homes or any member of the Tarragon Homes Group, on the one hand, and Parent or any member of the Parent Group, on the other hand (including any contractual agreements or arrangements existing or alleged to exist between or among any such members on or before the Distribution Date), except as expressly set forth in Section 8.01(c). At any time, at the request of any other party, each party shall cause each member of its respective Group to execute and deliver releases reflecting the provisions hereof.
ARTICLE 9.
DISPUTE RESOLUTION
     Section 9.01. Application. Any dispute arising out of or relating to this Agreement, including the breach or termination hereof, shall be resolved in accordance with the procedures specified in this Article 9, which shall be the sole and exclusive procedure for the resolution of any such disputes; provided, however, that a party may file a complaint to seek a preliminary injunction or other provisional judicial relief, if in its sole judgment such action is necessary. Despite such action the parties will continue to participate in good faith in the procedures set forth in this Article 9 and each party is required to continue to perform its obligations under this Agreement pending final resolution of any dispute arising out of or relating to this Agreement, unless to do so would be impossible or impracticable under the circumstances. All negotiations between the parties pursuant to this Article 9 are confidential and shall be treated as compromise and settlement negotiations for purposes of applicable rules of evidence. The requirements of this Article 9 shall not be deemed a waiver of any right of termination under this Agreement.
     Section 9.02. Initial Discussions. Any dispute shall be first discussed by an appropriate senior executive officer of each of the parties or his or her designee. Any party may initiate such discussions by giving the other party written notice specifying in detail the nature of the dispute. Within 15 Business Days after delivery of the notice, the receiving party shall submit to the other a written response, including a statement of such party’s position and a summary of arguments supporting such position. Within 10 Business Days (or such other period as agreed upon by the parties) after receipt of such response, the executives of both parties shall meet at a mutually acceptable time and place, and thereafter as often as they reasonably deem necessary, to attempt to resolve the dispute. All reasonable requests for information made by one party to the other shall be honored.
     Section 9.03. Mediation. If the dispute is not resolved within 30 Business Days (or such other period as agreed upon by the parties) the parties shall attempt to resolve the dispute employing non-binding mediation . If within 10 Business Days (or any other period agreed upon by the parties) after the commencement of such mediation the dispute still has not been resolved, each of the parties may pursue any available legal or equitable remedy.

     Section 9.04. Jurisdiction. Any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby may be brought in any court of competent jurisdiction sitting in the State of New York, and each of the parties hereby consents to the jurisdiction of such court (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such action which is brought in any such court has been brought in an inconvenient forum. Process in any such Action may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in this Section 9.05 shall be deemed effective service of process on such party.
ARTICLE 10.
MISCELLANEOUS
     Section 10.01. Notices. All notices, requests, consents and other communications hereunder must be in writing and will be deemed to have been duly given (a) when received if personally delivered or sent by facsimile, (b) one business day after being sent by nationally recognized overnight delivery service or (c) five business days after being sent by nationally registered or certified mail, return receipt requested, postage prepaid, and in each case addressed as follows (any party by written notice to the other party in the manner prescribed by this section may change the address or the persons to whom notices thereof shall be directed):

(a) If to Parent:	Sage Residential, Inc.
346 Quinnipiac St
3rd Floor
Wallingford, CT 06492
Attention: Eileen A. Swenson
Telecopy: 203-269-7868
E-mail: eswenson@sageresidential.com

with a copy to:	Sage Residential, Inc.
3100 Monticello Ave.
Suite #200
Dallas, Texas 75205
Attention: Kathryn Mansfield
Telecopy: 214-599-2250
E-mail: kmansfield@tarragoncorp.com

(b) If to Tarragon Homes:	Tarragon Homes Corporation
423 West 55th Street
12th Floor
New York, NY 10019
Attention: Robert Rothenberg
Telecopy: 646-354-2171
E-mail: rrothenberg@tarragoncorp.com

with a copy to:	Tarragon Homes Corporation
423 West 55th Street
12th Floor
New York, NY 10019
Attention: Charles D. Rubenstein
Telecopy: (646) 354-2171
E-mail: crubenstein@tarragoncorp.com
     Section 10.02. Interpretation. The article, section and paragraph headings contained herein are for the purposes of convenience only and are not intended to define or limit the contents of said articles, sections or paragraphs. Whenever the words “include,” “includes” and “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” Whenever a reference is made in this Agreement to a “party” or “parties,” such reference shall be to a party or parties to this Agreement unless otherwise indicated. The use of any gender herein shall be deemed to be or include the other genders and the use of the singular herein shall be deemed to include the plural (and vice versa), wherever appropriate. Whenever a reference is made in this Agreement to an article, section, schedule or annex, such reference shall be to an article or section of, or a schedule or annex to, this Agreement unless otherwise indicated. The use of the words “hereof” and “herein” and words of similar import shall refer to this entire Agreement and not to any particular article, section, subsection, clause, paragraph or other subdivision of this Agreement, unless the context clearly indicates otherwise. Each party hereto stipulates and agrees that the rule of construction to the effect that any ambiguities are to be or any be resolved against the drafting party shall not be employed in the interpretation of this Agreement to favor any party against the other, and that no party, including any drafting party, shall have the benefit of any legal presumption (including “meaning of the authors”) or the detriment of any burden of proof by reason of any ambiguity or uncertain meaning contained in this Agreement.
     Section 10.03. Amendments; No Waivers.
     (a) Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each party, or in the case of a waiver, by the party against whom the waiver is to be effective.
     (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.
     Section 10.04. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that neither party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other party hereto, which shall not be unreasonably withheld. For purposes hereof, an assignment shall include a Change in Control. For purposes of this Section 10.04, a “Change of Control” of a party means the occurrence of any of the following events:
     (a) such party is merged or consolidated or reorganized into or with another company or other legal entity, and as a result of such merger, consolidation or reorganization less than a majority of the combined voting power of the then-outstanding securities of such resulting company or entity immediately after such transaction is held directly or indirectly in the aggregate by the holders of voting securities of such party immediately prior to such transaction, including voting securities issuable upon the exercise or conversion of options, warrants or other securities or rights;
     (b) such party sells or otherwise transfers all or substantially all of its assets to another company or other legal entity, and as a result of such sale or other transfer of assets, less than a majority of the combined voting power or the then outstanding securities of such company or other entity immediately after such sale or transfer is held directly or indirectly in the aggregate by the holders of voting securities of such party immediately prior to such sale or transfer, including voting securities issuable upon exercise or conversion of options, warrants or other securities or rights;
     (c) a report is filed on Schedule 13D or Schedule 14D-1 (or any successor schedule, form or report), each as promulgated pursuant to the Exchange Act, disclosing that any “person” (as that term is used in Section 13(d)(3) or Section 14(d)(2) of the Exchange Act) has become the “Beneficial Owner” (as that term is used in Rule 13d-3 promulgated under the Exchange Act) of securities representing 50% or more of the voting securities of such party (or any successor thereto by operation of law or by reason of the acquisition of all or substantially all of the assets of such party), including voting securities issuable upon the exercise of options, warrants or other securities or rights; or
     (d) such party (or any successor thereto by operation of law or by acquisition of all or substantially all of the assets of such party) files a report or proxy statement pursuant to the Exchange Act disclosing in response to Form 8-K or Schedule 14A (or any successor schedule, form, report or item therein) that a change of control of such party (or such successor) has occurred; provided, however, notwithstanding the provisions (c) and (d) of this Section 10.04, a “Change of Control” shall not be deemed to have occurred solely because (i) the party in question, (ii) an entity in which such party directly or indirectly beneficially owns 50% or more of the voting securities or (iii) any employee stock ownership plan or other employee benefit plan sponsored by such party either files or becomes obligated to file a report or proxy statement under or in response to Schedule 13D, Schedule 14D-1, Form 8-K or Schedule 14A (or any successor form, report, schedule or item therein) under the Exchange Act, disclosing beneficial ownership by it of voting securities, whether in excess of 50% or otherwise, or because such party reports that a change of control of such party has or may have occurred or will or may occur in the future by reason of such beneficial ownership.
     Section 10.05. Third-Party Beneficiaries. Nothing contained in this Agreement is intended to nor shall it confer upon any Person or entity, other than the parties hereto and their respective Subsidiaries, successors and permitted assigns, any benefit, right or remedies under or by reason of this Agreement, except that the provisions of Article 7 shall inure to the benefit of the Parent Indemnitees and the Tarragon Homes Indemnitees and the provisions of Article 8 shall inure to the benefit of the Parent Released Parties and the Tarragon Homes Released Parties.
     Section 10.06. Governing Law. This Agreement shall be construed in accordance with and governed by the law of the State of New York, without regard to the conflict of laws and principles thereof.
     Section 10.07. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto.
     Section 10.08. Entire Agreement. This Agreement and the Ancillary Agreements constitute the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings and negotiations, both written and oral, between the parties with respect to the subject matter hereof and thereof. No representation, inducement, promise, understanding, condition or warranty not set forth herein or in the Ancillary Agreements, has been made or relied upon by any party hereto. This Agreement is not intended to address, and should not be interpreted to address, the matters specifically and expressly covered by the Ancillary Agreements.
     Section 10.09. Severability. If any one or more of the provisions contained in this Agreement should be declared invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained in this Agreement shall not in any way be affected or impaired thereby so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a declaration, the parties shall modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible.
     Section 10.10. Termination. Notwithstanding any provision in this Agreement to the contrary, this Agreement may be terminated and the Distribution amended, modified or abandoned at any time prior to the Distribution, without penalty or liability, by and in the sole discretion of Parent and without the approval of Tarragon Homes or of Parent’s stockholders.

     Section 10.11. Survival. All covenants and agreements of the parties contained in this Agreement shall survive the Distribution Date and the termination of this Agreement.
     Section 10.12. Expenses. Except as otherwise set forth in this Agreement or any Ancillary Agreement, all costs and expenses incurred (whether such costs and expenses are incurred prior to, on or after the Distribution Date) in connection with the preparation, execution, delivery and required implementation of this Agreement or any Ancillary Agreement, the Proxy Statement (including any registration statement on Form 10 of which such Proxy Statement may be a part) and the Distribution and consummation of the transactions contemplated thereby shall be charged to and paid by Parent. Any amount or expense to be paid or reimbursed by any party hereto to any other party hereto shall be so paid or reimbursed promptly after the existence and amount of such obligation is determined and demand therefor is made.

     IN WITNESS WHEREOF the parties hereto have caused this Distribution Agreement to be duly executed by their respective authorized officers as of the date first above written.

“PARENT”

TARRAGON CORPORATION (to be renamed Sage
Residential, Inc.)

By:
Name:
Title:

“TARRAGON HOMES”

TARRAGON HOMES CORPORATION (to be
renamed Tarragon Corporation)

By:

Name:
Title:

ANNEX B

TAX MATTERS AGREEMENT
by and between
SAGE RESIDENTIAL, INC.
And
TARRAGON CORPORATION
dated as of
______________, 2007

(continued)

		Page

Section 7.03	Amendments; No Waivers	17

Section 7.04	Nonexclusive Remedies	18

Section 7.05	Successor and Assigns	18

Section 7.06	Third-Party Beneficiaries	18

Section 7.07	Governing Law	18

Section 7.08	Counterparts; Effectiveness	18

Section 7.09	Entire Agreement	18

Section 7.10	Severability	18

Section 7.11	Termination	18

Section 7.12	Survival	18
SCHEDULES
Schedule 2.01(g) Tax Returns to be Filed by Non-Responsible Party
Schedule 2.03(c) Claims for Refund of Taxes

TAX MATTERS AGREEMENT
     Tax Matters Agreement, dated as of                     , 2007 (this “AGREEMENT”), by and between SAGE RESIDENTIAL, INC., a Nevada corporation formerly doing business as Tarragon Corporation, a Nevada corporation (“Sage”), on its own behalf and on behalf of its subsidiaries, and TARRAGON CORPORATION, a Delaware corporation formerly known as Tarragon Homes Corporation and, as of the date hereof, a wholly owned subsidiary of Sage (“Tarragon”), on its own behalf and on behalf of its subsidiaries.
RECITALS
     A. The Board of Directors of Sage has determined that it is appropriate and in the best interests of Sage and the shareholders of Sage to distribute all of the Tarragon Common Stock (as hereinafter defined) on a pro rata basis to the holders of Sage Common Stock (the “Distribution”).
     B. The Distribution is intended to qualify as a tax-free transaction to Sage and its shareholders, as applicable, under Sections 361 and 355 of the Code (as hereinafter defined); and
     C. Sage and Tarragon desire to provide for and agree upon the allocation between the Sage Tax Group (as hereinafter defined) and the Tarragon Tax Group (as hereinafter defined) of all responsibilities, liabilities and benefits relating to or affecting Taxes (as hereinafter defined) paid or payable by either of them for all taxable periods, whether beginning before, on or after the Distribution Date (as hereinafter defined).
AGREEMENT
     NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and undertakings contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Sage, and Tarragon hereby agree as follows:
ARTICLE I.
DEFINITIONS
     Section 1.01 General. As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):
     “Actually Realized” shall mean, (i) for purposes of determining the timing of any Taxes (or related Tax cost or benefit) relating to any payment, transaction, occurrence or event, the time at which the amount of Taxes (including estimated Taxes) due and payable by any person is increased above or reduced below, as the case may be, the amount of Taxes that such person would be required to pay but for the payment, transaction, occurrence or event or (ii) for purposes of determining the timing of any credit or refund of Taxes, the time at which the amount thereof is received or credited.

     “Code” shall mean the Internal Revenue Code of 1986, as amended, or any successor legislation.
     “Distribution” shall have the meaning ascribed thereto in the recitals.
     “Distribution Agreement” shall mean the Distribution Agreement, dated as of                     , 2007, between Tarragon and Sage.
     “Distribution Date” shall mean the date on which the Distribution occurs (or, if different, the date on which the Distribution is deemed to occur for U.S. Federal Income Tax purposes). For purposes of this Agreement, the Distribution shall be deemed effective as of the end of the day on the Distribution Date.
     “Distribution Time” shall have the meaning ascribed thereto in the Distribution Agreement.
     “Distribution Transaction” shall mean any transaction undertaken in connection with the Distribution.
     “Distribution Year” shall mean the calendar year in which the Distribution Date occurs.
     “Income Tax” shall mean (a) any Tax based upon, measured by, or calculated with respect to (i) net income or profits (including, but not limited to, any capital gains Tax, minimum Tax or any Tax on items of Tax preference, but not including sales, use, real or personal property, gross or net receipts, transfer or similar Taxes) or (ii) multiple bases (including, but not limited to, corporate franchise, doing business or occupation Taxes) if one or more of the bases which such Tax may be based upon, measured by, or calculated with respect to is described in (i) above, or (b) any U.S. state or local franchise Tax, including in the case of each of (a) and (b) any related interest and any penalties, additions to such Tax or additional amounts imposed with respect thereto by any Tax Authority.
     “Income Tax Benefit” shall mean for any taxable period the excess of (i) the hypothetical Income Tax liability of the taxpayer for the taxable period, calculated as if the Timing Difference or Reverse Timing Difference, as the case may be, had not occurred but with all other facts unchanged, over (ii) the actual Income Tax liability of the taxpayer for the taxable period, calculated taking into account the Timing Difference or Reverse Timing Difference, as the case may be (treating an Income Tax refund or credit as a negative Income Tax liability for purposes of such calculation).
     “Income Tax Detriment” shall mean for any taxable period the excess of (i) the actual Income Tax liability of the taxpayer for the taxable period, calculated taking into account the Timing Difference or Reverse Timing Difference, as the case may be, over (ii) the hypothetical Income Tax liability of the taxpayer for the taxable period, calculated as if the Timing Difference or Reverse Timing Difference, as the case may be, had not occurred but with all other facts unchanged (treating an Income Tax refund or credit as a negative Income Tax liability for purposes of such calculation).
     “Income Tax Return” shall mean any Tax Return that relates to Income Taxes.

     “Indemnitee” shall have the meaning set forth in Section 3.03.
     “Indemnitor” shall have the meaning set forth in Section 3.03.
     “Indemnity Issue” shall have the meaning set forth in Section 3.03.
     “Intragroup Transaction” shall mean any transfer of property between members of the Sage Tax Group or members of the Tarragon Tax Group or between a member of the Sage Tax Group and a member of the Tarragon Tax Group which occurs on or prior to the Distribution Date.
     “IRS” shall mean the Internal Revenue Service.
     “Non-Income Tax” shall mean any Tax which is not an Income Tax, including, without limitation, real and personal property taxes, payroll taxes, miscellaneous taxes, sales and use taxes and the Michigan “single business tax”.
     “Non-Income Tax Return” shall mean any Tax Return that relates to Non-Income Taxes.
     “Person” shall have the meaning ascribed thereto in the Distribution Agreement.
     “Post-Distribution Tax Act” shall have the meaning set forth in Section 3.01(a).
     “Post-Distribution Taxable Period” shall mean a taxable period beginning after the Distribution Date.
     “Post-Tax Indemnification Period” shall mean any Post-Distribution Taxable Period and that portion of any Straddle Period that begins on the day after the Distribution Date.
     “Pre-Distribution Sage Tax Group” shall mean (i) Sage, (ii) Tarragon, (iii) any corporation which immediately before the Distribution is a member of the affiliated group within the meaning of Section 1504(a)(1) of the Code (but without regard to Section 1504(b) of the Code) of which Sage is the common parent, and (iv) any corporate or non-corporate legal entity in which immediately before the Distribution, Sage, directly or indirectly, owns an interest, but only for the period during which Sage so owned an interest.
     “Pre-Distribution Taxable Period” shall mean a taxable period ending on or before the Distribution Date.
     “Responsible Party” shall have the meaning set forth in Section 3.05.
     “Reverse Timing Difference” shall mean an increase in income, gain or recapture, or a decrease in deduction, loss or credit, as calculated for Income Tax purposes, of the taxpayer for any Tax Indemnification Period coupled with an increase in deduction, loss or credit, or a decrease in income, gain or recapture, of the taxpayer for any Post-Tax Indemnification Period.
     “Sage” shall have the meaning ascribed thereto in the preamble.
     “Sage Common Stock” shall mean the common stock, par value $0.01 per share, of Sage.

     “Sage Tax Group” shall mean (i) Sage, (ii) any corporation which, immediately following the Distribution, is a member of the affiliated group within the meaning of Section 1504(a)(1) of the Code, but without regard to Section 1504(b) of the Code, of which Sage is the common parent, (iii) any other corporate or noncorporate legal entity in which, immediately following the Distribution, Sage directly or indirectly owns an interest and (iv) any other corporate or noncorporate legal entity (other than a member of the Tarragon Tax Group) in which, at any time prior to the Distribution, Sage directly or indirectly owned an interest, but only with respect to the period during which Sage so owned an interest.
     “Straddle Period” shall mean a taxable period that includes but does not end on the Distribution Date.
     “Tarragon” shall have the meaning ascribed thereto in the preamble.
     “Tarragon Common Stock” shall mean the common stock, par value $0.01 per share, of Tarragon.
     “Tarragon Tax Act” shall have the meaning set forth in Section 3.02(a).
     “Tarragon Tax Group” shall mean (i) Tarragon, (ii) any corporation which, immediately following the Distribution, is a member of the affiliated group within the meaning of Section 1504(a)(1) of the Code, but without regard to Section 1504(b) of the Code, of which Tarragon is the common parent and (iii) any other corporate or noncorporate legal entity in which, immediately following the Distribution, Tarragon directly or indirectly owns an interest.
     “Tax” and “Taxes” shall mean all forms of taxation, whenever created or imposed, and whether of the United States or elsewhere, and whether imposed by a Federal, state, municipal, governmental, local, or other body, and, without limiting the generality of the foregoing, shall include net income, gross income, gross receipts, sales, use, value added, ad valorem, transfer, recording, franchise, profits, license, lease, service, service use, payroll, wage, withholding, employment, unemployment insurance, workers compensation, social security, excise, severance, stamp, business license, business organization, occupation, premium, property, environmental, windfall profits, customs, duties, alternative minimum, estimated or other taxes, fees, premiums, assessments or charges of any kind whatever imposed or collected by any governmental entity or political subdivision thereof, together with any related interest and any penalties, additions to such Tax or additional amounts imposed with respect thereto by any Tax Authority.
     “Tax Authority” shall mean, with respect to any Tax, any governmental entity, quasi-governmental body or political subdivision thereof that imposes such Tax and the agency (if any) charged with the determination or collection of such Tax for such entity, body or subdivision.
     “Tax Group” shall mean the Pre-Distribution Sage Tax Group, the Sage Tax Group or the Tarragon Tax Group, as the case may be.
     “Tax Indemnification Period” shall mean any Pre-Distribution Taxable Period and that portion of any Straddle Period that ends on the Distribution Date.

     “Tax Opinion” shall mean the opinions of Jones Day rendered in connection with the Distribution and certain related transactions.
     “Tax Return” shall mean any return, filing, questionnaire, information return, election or other document required or permitted to be filed, including requests for extensions of time, filings made with respect to estimated tax payments, claims for refund and amended returns that may be filed, for any period with any Tax Authority (whether domestic or foreign) in connection with any Tax (whether or not a payment is required to be made with respect to such filing).
     “Timing Difference” shall mean an increase in income, gain or recapture, or a decrease in deduction, loss or credit, as calculated for Income Tax purposes, of the taxpayer for any Post-Tax Indemnification Period coupled with an increase in deduction, loss or credit, or a decrease in income, gain or recapture, of the taxpayer for any Tax Indemnification Period.
     “Transaction Agreements” shall mean all agreements and other written arrangements (other than this Agreement) entered into in connection with any Distribution Transaction.
     “Transition Services Agreement” shall mean the Transition Services Agreement between Tarragon and Sage dated as of the date hereof.
     Any capitalized term not otherwise defined in this Agreement shall have the meaning ascribed to it in the Distribution Agreement.
     Section 1.02 Schedules, etc. References to a “Schedule” are, unless otherwise specified, to one of the Schedules attached to this Agreement; references to “Section” or “Article” are, unless otherwise specified, to one of the Sections or Articles of this Agreement; and references to this Agreement include the Schedules.
ARTICLE II.
FILING OF TAX RETURNS; PAYMENT OF TAXES; REFUNDS
     Section 2.01 Preparation of Tax Returns. (a) TAX RETURNS REQUIRED DURING THE TERM OF THE TRANSITION SERVICES AGREEMENT. All U.S. Federal Income Tax Returns, state and local Income Tax Returns and Non-Income Tax Returns for the Sage Tax Group and the Tarragon Tax Group shall be prepared and timely filed by Tarragon pursuant to the Transition Services Agreement if required to be filed during the Term (as defined in the Transaction Services Agreement) thereof.
          (b) TAX RETURNS REQUIRED AFTER THE TERM OF THE TRANSITION SERVICES AGREEMENT. All Tax Returns (including amendments thereto) required to be prepared and filed after the Term of the Transition Services Agreement shall be the responsibility of the Sage Tax Group if such Tax Returns relate to a member or members of the Sage Tax Group or their respective businesses, assets or activities and shall be the responsibility of the Tarragon Tax Group if such Tax Returns relate to a member or members of the Tarragon Tax Group or their respective businesses, assets or activities.

          (c) CONSISTENT WITH PAST PRACTICE; REVIEW BY NON-RESPONSIBLE PARTY. Unless Sage and Tarragon agree otherwise in writing, all Tax Returns (including amendments thereto) described in this Section 2.01 filed after the date of this Agreement for Pre-Distribution Taxable Periods, Post-Distribution Taxable Periods, or Straddle Periods (or any period that includes the Distribution Date) shall, in the absence of a change in controlling law or circumstances, be prepared on a basis consistent with the elections, accounting methods, conventions and principles of taxation used for the most recent taxable periods for which Tax Returns involving similar matters have been filed. Upon the request of the party not responsible under this Section 2.01 for preparation of a particular Tax Return for any Pre-Distribution Taxable Period, Post-Distribution Taxable Periods or Straddle Period (or any period that includes the Distribution Date), the responsible party shall make such Tax Return available for review and comment by such non-responsible party prior to filing such Tax Return (or relevant portions thereof). Subject to the provisions of this Agreement, all decisions relating to the preparation of Tax Returns shall be made in the reasonable discretion of the party responsible under this Agreement for such preparation, taking into account the comments of the party responsible for payment of the applicable taxes.
     Section 2.02 Payment of Taxes.
          (a) UNITED STATES FEDERAL INCOME TAXES. Except as otherwise provided in this Agreement, (i) Sage shall pay or cause to be paid, on a timely basis, all Taxes due with respect to the U.S. Federal Income Tax liability for all Pre-Distribution Taxable Periods and the Straddle Period for all members of the Pre-Distribution Sage Tax Group that become members of the Sage Tax Group and their respective business, assets or activities, and (ii) Tarragon shall pay or cause to be paid, on a timely basis, all Taxes due with respect to the U.S. Federal Income Tax liability for all Pre-Distribution Taxable Periods and the Straddle Period for all members of the Pre-Distribution Sage Tax Group that become members of the Tarragon Tax Group or their respective businesses, assets or activities.
          (b) STATE AND LOCAL INCOME TAXES. Except as otherwise provided in this Agreement:
          (i) Sage shall pay or cause to be paid, on a timely basis, all Taxes due with respect to the state and local Income Tax liability for all Pre-Distribution Taxable Periods and for all Straddle Periods which relate to members of the Pre-Distribution Sage Tax Group that become members of the Sage Tax Group and their respective businesses, assets or activities; and
          (ii) Tarragon shall pay or cause to be paid on a timely basis all taxes due with respect to the State and local Income Tax liability for all Pre-Distribution Taxable Periods and for any Straddle Periods which relate to members of the Pre-Distribution Sage Tax Group that become members of the Tarragon Tax Group or their respective businesses, assets or activities.

          (c) NON-INCOME TAXES. Except as otherwise provided in this Agreement:
          (i) Sage shall pay or cause to be paid, on a timely basis, all Taxes due with respect to the Non-Income Tax liability for all Pre-Distribution Taxable Periods and Straddle Periods which relate to a member or members of the Pre-Distribution Sage Tax Group that become members of the Sage Tax Group or their respective businesses, assets or activities; and
          (ii) Tarragon shall pay or cause to be paid, on a timely basis, all Taxes due with respect to the Non-Income Tax liability for all Pre-Distribution Taxable Periods and Straddle Periods which relate to a member or members of the Pre-Distribution Sage Tax Group that become members of the Tarragon Tax Group or their respective business, assets or activities.
          (d) POST-DISTRIBUTION TAXES. Except as otherwise provided in this Agreement, all Taxes for all Post-Distribution Taxable Periods shall be paid or caused to be paid by the party liable for such Taxes under applicable law.
          (e) CREDIT FOR PRIOR TAX PAYMENTS. To the extent any member of a Tax Group has made a payment of Taxes (including estimated Taxes) on or before the Distribution Date, the party liable for paying such Taxes under this Agreement shall be entitled to treat the payment as having been paid or caused to be paid by such party, and such party shall not be required to reimburse the party which actually paid such Taxes.
          (f) RESPONSIBILITY FOR PAYMENT; NOTICE OF PAYMENT DUE. Notwithstanding that, pursuant to this Agreement, Sage or Tarragon may be responsible for paying a particular Tax liability, Sage and Tarragon may agree that the actual payment to a Taxing Authority of certain Tax liabilities will be made by the non-responsible party. Sage and Tarragon may agree to prepare a schedule setting forth such Tax liabilities and may agree from time to time to additions to or deletions from such schedule. In each case where Sage or Tarragon, as the case may be, is required pursuant to this Agreement to make a payment of Taxes to or at the direction of the other party, Tarragon or Sage, as the case may be, shall notify the other party as to the amount of Taxes due from the other party at least five days prior to the date payment (including estimated payment) is due.
          (g) RESPONSIBILITY FOR PAYMENT IF DISTRIBUTION IS DETERMINED TO BE TAXABLE. In the event that it is determined by the IRS or any state or local taxing authority or by a court of competent jurisdiction that (for reasons other than those specified in Section 3.01(a)(vii) or 3.01(b)(vii)) the Distribution is taxable to Sage and/or Tarragon, then Sage shall pay its “applicable percentage” of the tax due, and Tarragon shall pay its “applicable percentage” of the tax due, provided that each of the Sage Tax Group and the Tarragon Tax Group shall have the right to challenge such determination of tax due, by lawful and appropriate procedures, in which event Sage shall pay its “applicable percentage” of the cost of such challenge, and Tarragon shall pay its “applicable percentage” of the cost of such challenge. For purposes of this Section, a party’s “applicable percentage” shall mean the market capitalization of such party at the close of trading on the first business day after the Distribution

Date, divided by the sum of the market capitalizations of Tarragon and Sage at the close of trading on the first business day after the Distribution Date.
     Section 2.03 Tax Refunds and Carrybacks.
          (a) RETENTION AND PAYMENT OF TAX REFUNDS. Except as otherwise provided in this Agreement, Sage shall be entitled to retain, or to receive within fifteen (15) days after Actually Realized by the Tarragon Tax Group, the portion of all refunds or credits of Taxes for which the Sage Tax Group is liable pursuant to Section 2.02 or Section 3.01(a) or which the Sage Tax Group is treated as having paid or caused to be paid pursuant to Section 2.02(e). Tarragon shall be entitled to retain, or to receive within fifteen days after Actually Realized by the Sage Tax Group, the portion of all refunds or credits of Taxes for which the Tarragon Tax Group is liable pursuant to Section 2.02 or Section 3.01(b) or which the Tarragon Tax Group is treated as having paid or caused to be paid pursuant to Section 2.02(e). The amount of any refund or credit of Taxes which Sage or Tarragon is entitled to retain or receive pursuant to this Section 2.03(a) shall be reduced to take account of any Taxes incurred by the Tarragon Tax Group, in the case of a refund or credit to which Sage is entitled, or the Sage Tax Group, in the case of a refund or credit to which Tarragon is entitled, upon the receipt of such refund or credit.
          (b) CARRYBACKS AND CARRYFORWARDS. Tarragon shall be entitled, where permitted by law, to (i) elect to carry back to a Pre-Distribution Taxable Period or Periods any net operating loss, net capital loss, charitable contribution or other Tax item attributable to the Tarragon Tax Group arising after the Distribution Date or (ii) elect to carry forward any such Tax item. Sage shall be entitled, where permitted by law to (i) elect to carryback to a Pre-Distribution Taxable Period or Periods any net operating loss, net capital loss, charitable contribution or other Tax item attributable to the Sage Tax Group arising after the Distribution Date, or (ii) elect to carry forward any such Tax item. Except as otherwise provided in this Agreement, notwithstanding the provisions of Section 2.03(a): (i) any refund or credit of Taxes resulting from the carryback to a Tax Indemnification Period of any Tax item attributable to the Tarragon Tax Group arising in a Post-Tax Indemnification Period shall be for the account and benefit of the Tarragon Tax Group; and (ii) any refund or credit of Taxes resulting from the carryback to a Tax Indemnification Period of any Tax item attributable to the Sage Tax Group arising in a Post-Tax Indemnification Period shall be for the account and benefit of the Sage Tax Group.
          (c) REFUND CLAIMS. (i) Sage shall be permitted to file at Sage’s sole expense, and Tarragon shall reasonably cooperate with Sage in connection with, any claims for refund of Taxes to which Sage is or would be entitled pursuant to this Section 2.03 or any other provision of this Agreement, including those described on Schedule 2.03(c). Sage shall reimburse Tarragon for any reasonable out-of-pocket costs and expenses incurred by any member of the Tarragon Tax Group in connection with such cooperation.
          (ii) Tarragon shall be permitted to file at Tarragon’s sole expense, and Sage shall reasonably cooperate with Tarragon in connection with, any claims for refunds of Taxes to which Tarragon is or would be entitled pursuant to this Section 2.03 or any other provision of this Agreement. Tarragon shall reimburse Sage for any reasonable out-

of-pocket costs and expenses incurred by any member of the Sage Tax Group in connection with such cooperation.
ARTICLE III.
TAX INDEMNIFICATION; TAX CONTESTS
     Section 3.01 Indemnification.
          (a) SAGE INDEMNIFICATION. Subject to Section 3.01(b) and Section 3.02, Sage shall be liable for, and shall indemnify, defend and hold harmless each member of the Tarragon Tax Group and each of their respective shareowners, directors, officers, employees and agents and each of the heirs, executors, successors and assigns of any of the foregoing from and against:
          (i) all Taxes of Sage or any member of the Sage Tax Group;
          (ii) all liability as a result of Treasury Regulation Section 1.1502-6(a) (which imposes several liability on members of an affiliated group that files a U.S. Federal consolidated Income Tax return), or any comparable state or local provision, for Income Taxes of any person which is or has ever been affiliated with any member of the Sage Tax Group (which does not include members of the Tarragon Tax Group) or with which any member of the Sage Tax Group joins or has ever joined (or is or has ever been required to join) in filing any consolidated, combined or unitary Income Tax Return for any Pre-Distribution Taxable Period or Straddle Period, but only for the period during which such person is or was affiliated with a member of the Sage Tax Group or joins or joined (or is or was required to join) with a member of the Sage Tax Group in filing any consolidated, combined or unitary Income Tax Return;
          (iii) all Taxes for any Tax period (whether beginning before, on or after the Distribution Date) that would not have been payable but for the breach by any member of the Sage Tax Group of any representation, warranty, covenant or obligation under this Agreement;
          (iv) all liability for a breach by any member of the Sage Tax Group of any representation, warranty, covenant or obligation under this Agreement;
          (v) all Taxes for which Sage is liable pursuant to Section 3.02;
          (vi) all Taxes for any Tax Period (whether beginning before, on or after the Distribution Date) resulting from any action or failure to act by Sage or any member of the Sage Tax Group which causes (x) the Distribution to fail to qualify as tax-free to Tarragon, or (y) any pre-Distribution transaction undertaken in connection with the Distribution to become taxable;
          (vii) all Taxes resulting from a determination by the IRS or any state or local taxing authority, or any Federal, state or local court of competent jurisdiction pursuant to Section 355(e) of the Code, that the Distribution was taxable to Tarragon or its shareholders as a result of acquisitions (including, but not limited to, issuances and redemptions) of Sage Common Stock after the Distribution Date; and
          (viii) all liability for any reasonable legal, accounting, appraisal, consulting or similar fees and expenses relating to the foregoing.
     Notwithstanding the foregoing and subject to Section 3.01(b) and Section 3.02, Sage shall not indemnify, defend or hold harmless any member of the Tarragon Tax Group from any liability for Taxes attributable to any action taken by any member of the Tarragon Tax Group after the Distribution (other than any such action expressly required or otherwise expressly contemplated by the Transaction Agreements (hereinafter a “Post-Distribution Tax Act”).
          (b) TARRAGON INDEMNIFICATION. Tarragon shall be liable for, and shall indemnify, defend and hold harmless each member of the Sage Tax Group and each of their respective shareowners, directors, officers, employees and agents and each of the heirs, executors, successors and assigns of any of the foregoing from and against:
          (i) all Taxes of Tarragon or any member of the Tarragon Tax Group;
          (ii) all liability as a result of Treasury Regulation Section 1.1502-6(a) (which imposes several liability on members of an affiliated group that files a U.S. Federal consolidated Income Tax return), or any comparable state or local provision, for Income Taxes of any person which is or has ever been affiliated with any member of the Tarragon Tax Group (which does not include members of the Sage Tax Group) or with which any member of the Tarragon Tax Group joins or has ever joined (or is or has ever been required to join) in filing any consolidated, combined or unitary Income Tax Return for any Pre-Distribution Taxable Period or Straddle Period, but only for the period during which such person is or was affiliated with a member of the Tarragon Tax Group or joins or joined (or is or was required to join) with a member of the Tarragon Tax Group in filing any consolidated, combined or unitary Income Tax Return;
          (iii) all Taxes for any Tax period (whether beginning before, on or after the Distribution Date) that would not have been payable but for the breach by any member of the Tarragon Tax Group of any representation, warranty, covenant or obligation under this Agreement;
          (iv) all liability for a breach by any member of the Tarragon Tax Group of any representation, warranty, covenant or obligation under this Agreement;
          (v) all Taxes for which Tarragon is liable pursuant to Section 3.02;
          (vi) all Taxes resulting from any action or failure to act by Tarragon or any member of the Tarragon Tax Group which causes (i) the Distribution to fail to qualify as tax-free to Sage under Section 361 of the Code or (ii) any pre-Distribution transaction undertaken in connection with the Distribution to become taxable; and
          (vii) all Taxes resulting from a determination by the IRS or any state or local taxing authority, or any Federal, state or local court of competent jurisdiction pursuant to Section 355(e) of the Code, that the Distribution was taxable to Sage or its shareholders as a result of acquisitions (including, but not limited to issuances and redemptions) of Tarragon Common Stock after the Distribution Date; and
          (viii) all liability for any reasonable legal, accounting, appraisal, consulting or similar fees and expenses relating to the foregoing.
     Notwithstanding the foregoing and subject to Section 3.01(b) and Section 3.02, Tarragon shall not indemnify, defend or hold harmless any member of the Sage Tax Group from any liability for Taxes attributable to any action taken by any member of the Sage Tax Group after the Distribution (other than any such action expressly required or otherwise expressly contemplated by the Transaction Agreements.)
     Section 3.02 Future Acts.
          (a) Tarragon shall, and shall cause each member of the Tarragon Tax Group to, comply with and take no action inconsistent with the representation letter delivered by Sage and Tarragon in connection with the Tax Opinion, unless, pursuant to a favorable ruling letter obtained from the IRS which is satisfactory to Sage or the advice of Jones Day or other nationally recognized tax counsel to Sage, which advice shall be satisfactory to Sage, such act or omission would not adversely affect the U.S. Federal Income Tax consequences of the Distribution to Sage or the shareholders of Sage.
          (b) Sage shall, and shall cause each member of the Sage Tax Group to, comply with and take no action inconsistent with the representation letter delivered by Sage and Tarragon in connection with the Tax Opinion, unless, pursuant to a favorable ruling letter obtained from the IRS which is satisfactory to Tarragon or the advice of Jones Day or other nationally recognized tax counsel to Tarragon, which advice shall be satisfactory to Tarragon, such act or omission would not adversely affect the U.S. Federal Income Tax consequences of the Distribution to Tarragon or the shareholders of Tarragon.
     Section 3.03 Notice of Indemnity. Whenever a party hereto (hereinafter an “Indemnitee”) becomes aware of the existence of an issue (an “Indemnity Issue”) raised by any Tax Authority which could reasonably be expected to result in a determination that would increase the liability for any Tax of the Indemnitee or any member of its Tax Group for any Tax period and require a payment hereunder by the other party pursuant to its indemnification obligations hereunder, the Indemnitee shall in good faith promptly give notice to such other party (hereinafter the “Indemnitor”) of such Indemnity Issue. The failure of the Indemnitee to give such notice shall not relieve the Indemnitor of its obligations under this Agreement, except to the extent such Indemnitor or a member of its Tax Group is actually prejudiced by such failure to give notice.

     Section 3.04 Payments.
          (a) TIMING ADJUSTMENTS. (i) Timing Differences. (x) If a Tax audit proceeding or an amendment of a Tax Return results in a Timing Difference, and such Timing Difference results in an Income Tax Benefit to the Sage Tax Group, then in each Post-Tax Indemnification Period in which the Tarragon Tax Group Actually Realizes an Income Tax Detriment, Sage shall pay to Tarragon an amount equal to such Income Tax Detriment; provided, however, that the aggregate payments which Sage shall be required to make under this Section 3.04(a)(i)(x) with respect to any Timing Difference shall not exceed the aggregate amount of the Income Tax Benefits realized by the Sage Tax Group for all taxable periods and the Tarragon Tax Group for all Tax Indemnification Periods as a result of such Timing Difference. Sage shall make all such payments within ten days after Tarragon notifies Sage that the relevant Income Tax Detriment has been Actually Realized.
               (y) If a Tax audit proceeding or an amendment of a Tax Return results in a Timing Difference, and such Timing Difference results in an Income Tax Benefit to the Tarragon Tax Group, then in each Post-Tax Indemnification Period in which the Sage Tax Group Actually Realizes an Income Tax Detriment, Tarragon shall pay to Sage an amount equal to such Income Tax Detriment; provided, however, that the aggregate payments which Tarragon shall be required to make under this Section 3.04(a)(i)(y) with respect to any Timing Difference shall not exceed the aggregate amount of the Income Tax Benefits realized by the Tarragon Tax Group for all taxable periods and the Sage Tax Group for all Tax Indemnification Periods as a result of such Timing Difference. Tarragon shall make all such payments within ten days after Sage notifies Tarragon that the relevant Income Tax Detriment has been Actually Realized.
               (ii) Reverse Timing Differences. (x) If a Tax audit proceeding or an amendment of a Tax Return results in a Reverse Timing Difference, and, such Reverse Timing Difference results in an Income Tax Detriment to the Sage Tax Group, then in each Post-Tax Indemnification Period in which the Tarragon Tax Group Actually Realizes an Income Tax Benefit, Tarragon shall pay to Sage within ten days after Tarragon has Actually Realized such Income Tax Benefit an amount equal to such Income Tax Benefit; provided, however, that the aggregate payments which Tarragon shall be required to make under this Section 3.04(a)(ii)(x) with respect to any Reverse Timing Difference shall not exceed the aggregate amount of the Income Tax Detriments suffered by the Tarragon Tax Group and the Sage Tax Group for all Tax Indemnification Periods as a result of such Reverse Timing Difference.
          (y) If a Tax audit proceeding or an amendment of a Tax Return results in a Reverse Timing Difference, and, such Reverse Timing Difference results in an Income Tax Detriment to the Tarragon Tax Group, then in each Post-Tax Indemnification Period in which the Sage Tax Group Actually Realizes an Income Tax Benefit, Sage shall pay to Tarragon within ten days after Tarragon has Actually Realized such Income Tax Benefit an amount equal to such Income Tax Benefit; provided, however, that the aggregate payments which Sage shall be required to make under this Section 3.04(a)(ii)(y) with respect to any Reverse Timing Difference shall not exceed the aggregate amount of the Income Tax Detriments suffered by the Sage Tax Group and the Tarragon Tax Group for all Tax Indemnification Periods as a result of such Reverse Timing Difference.

          (b) TIME FOR PAYMENT. Except as otherwise provided in this Section 3.04(b), any indemnity payment required to be made pursuant to this Agreement shall be paid within thirty days after the Indemnitee makes written demand upon the Indemnitor, provided that in no event shall such payment be required to be made earlier than five business days prior to the date on which the relevant Taxes (including estimated Taxes) are required to be paid (or would be required to be paid if no such Taxes are due) to the relevant Tax Authority.
          (c) PAYMENTS NET OF TAXES AND TAX BENEFITS. The amount of any payment under this Agreement shall be (i) reduced to take into account any net Tax benefit realized by the recipient’s Tax Group arising from the incurrence or payment by such Tax Group of any amount in respect of which such payment is made and (ii) increased to take into account any net Tax cost incurred by the Tax Group as a result of the receipt or accrual of payments hereunder (grossed-up for such increase), in each case determined by treating the recipient as recognizing all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt or accrual of any payment hereunder. In determining the amount of any such Tax benefit or Tax cost, the recipient’s Tax Group shall be deemed to be subject to (A) U.S. Federal Income Taxes at the maximum statutory rate then in effect and (B) U.S. state and local Income Taxes at an assumed rate of five percent (tax effected at such maximum statutory U.S. Federal Income Tax rate). Except as otherwise provided in this Agreement or unless the parties otherwise agree to an alternative method for determining the present value of any such anticipated Tax benefit or Tax cost, any payment hereunder shall initially be made without regard to this Section and shall be increased or reduced to reflect any such net Tax cost (including gross-up) or net Tax benefit only after the recipient’s Tax Group has Actually Realized such Tax cost or Tax benefit.
          (d) RIGHT TO OFFSET. Any party making a payment under this Agreement shall have the right to reduce any such payment by any undisputed amounts owed to it by the other party to this Agreement.
     Section 3.05 Tax Contests. The Indemnitor and its representatives, at the Indemnitor’s expense, shall be entitled to participate (a) in all conferences, meetings and proceedings with any Tax Authority, the subject matter of which is or includes an Indemnity Issue, and (b) in all appearances before any court, the subject matter of which is or includes an Indemnity Issue. The party which has responsibility for paying the tax under this Agreement (hereinafter the “Paying Party”) shall have the right to decide as between the parties hereto how any increase in liability for any tax shall be dealt with and finally resolved with the appropriate Tax Authority and shall control all audits and similar proceedings with respect to such Indemnity Issue. With regard to any Indemnity Issue, the Indemnitor shall be treated as the Paying Party with respect thereto.

ARTICLE IV.
INTEREST CHARGE FOR LATE PAYMENTS;
CURRENCY CALCULATIONS; EFFECTIVE
TIME OF TRANSACTIONS
     Section 4.01 Interest Charge for Late Payments. Any amount due and owing by one party to the other party pursuant to this Agreement that is not paid when due shall bear interest from the due date thereof until paid at a rate equal to the rate(s) of interest per annum announced from time to time by Bank of America (or its successor) as its U.S. prime rate, plus one percent.
     Section 4.02 Effective Time of Transactions. Sage and Tarragon agree that any transaction which, pursuant to the Distribution Agreement, is expressly effective immediately after the Distribution Time shall be treated for Federal Income Tax purposes as occurring at the beginning of the day following the Distribution Date.
ARTICLE V.
COOPERATION AND EXCHANGE OF INFORMATION
     Section 5.01 Inconsistent Actions. Each party to this Agreement agrees (i) to, and to cause each of the relevant members of its Tax Group to, report the Distribution as a transaction described in Section 355 of the Code undertaken pursuant to the plan relating to a “reorganization” described in Section 368(a)(1)(D) of the Code on all Tax Returns and other filings, (ii) to use its best efforts to ensure that the Distribution receives such treatment for U.S. Federal Tax purposes and (iii) that, unless it has obtained the prior written consent of the other party, it (and the members of its Tax Group) shall not take any action inconsistent with, or fail to take any action required by, the Transaction Agreements.
     Section 5.02 Tax Opinion. Each party hereto represents that neither it nor any of the members of its Tax Group has taken, or has any plan or intention to take, any action which is inconsistent with any factual statements, representations or other similar conditions contained in the Tax Opinion or referenced therein.
     Section 5.03 Cooperation and Information Exchange. Each party hereto agrees to provide, and to cause each member of its Tax Group to provide, such cooperation and information as the other party hereto shall request, on a timely basis, in connection with the preparation or filing of any Tax Return or claim for Tax refund not inconsistent with this Agreement or in conducting any Tax audit, Tax dispute, or otherwise in respect of Taxes or to carry out the provisions of this Agreement. To the extent necessary to carry out the purposes of this Agreement and subject to the other provisions of this Agreement, such cooperation and information shall include, without limitation, promptly forwarding copies of appropriate notices and forms or other communications received from or sent to any Tax Authority which relate to the Sage Tax Group or the Tarragon Tax Group for the Tax Indemnification Period and providing copies of all relevant Tax Returns for the Tax Indemnification Period, together with accompanying schedules and related workpapers, documents relating to rulings or other determinations by Tax Authorities, including, without limitation, foreign Tax Authorities, and records concerning the ownership and Tax basis of property, which either party may possess. Each party to this Agreement shall make, or shall cause its affiliates to make, employees and facilities available on a mutually convenient basis to provide an explanation of any documents or information provided hereunder.
     Section 5.04 Tax Records.
          (a) Sage and Tarragon agree to (and to cause each member of their respective Tax Groups to) (i) retain all Tax Returns, related schedules and workpapers, and all material records and other documents relating thereto as required under Section 6001 of the Code and the regulations promulgated thereunder which exist on the date hereof or are created through the Distribution Date, for a period of at least ten years following the Distribution Date and (ii) allow the other party to this Agreement, at times and dates reasonably acceptable to the retaining party, to inspect, review and make copies of such records, as Sage and Tarragon may reasonably deem necessary or appropriate from time to time. In addition, after the expiration of such ten-year period, such Tax Returns, related schedules and workpapers, and material records shall not be destroyed or otherwise disposed of at any time, unless the party proposing to destroy or otherwise dispose of such records shall have provided no less than 30 days’ prior written notice to the other party, specifying in reasonable detail the records proposed to be destroyed or disposed of. If a recipient of such notice requests in writing prior to the scheduled date for such destruction or disposal that any of the records proposed to be destroyed or disposed of be delivered to such requesting party, the party proposing the destruction or disposal shall promptly arrange for the delivery of such requested records at the expense of the party requesting such records.
          (b) Notwithstanding anything in this Agreement to the contrary, if any party fails to comply with the requirements of Section 5.04(a) hereof, the party failing so to comply shall be liable for, and shall hold the other party harmless from, any Taxes (including, without limitation, penalties for failure to comply with the record retention requirements of the Code) and other costs resulting from such party’s failure to comply.
ARTICLE VI.
DISPUTE RESOLUTION
     Section 6.01 Initial Discussions. Any dispute arising under or relating to this Agreement shall be first discussed by the parties hereto. Either party may initiate such discussions by giving the other party written notice specifying in detail the nature of the dispute. Within 15 days after delivery of the notice, the party receiving the notice shall submit a written response, which shall include a statement of such party’s position, to the other party. Within ten days after delivery of the response, the parties shall meet at a mutually acceptable time and place, and thereafter as often as they reasonably deem necessary, to attempt to resolve the dispute. All reasonable requests for information made by either party to the other party shall be honored.
     Section 6.02 Mediation. If the dispute is not resolved within 30 days (or such other period as agreed upon by the parties) following the initiation of discussions under Section 6.01, the parties shall attempt to resolve the dispute employing non-binding JAMS mediation in the

City of New York under the then-current expedited JAMS mediation procedures. If within twenty business days (or any other period agreed upon by the parties) after the commencement of such mediation the dispute still has not been resolved, each of the parties may pursue any available legal or equitable remedy.
     Section 6.03 Consent to Jurisdiction. Any suit, action or other proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby may be brought only in a court of competent jurisdiction sitting in the City of New York, and each of the parties hereby (a) agrees not to commence any such suit, action or other proceeding except in such a court, (b) consents to the jurisdiction of any such court (and of the appropriate appellate courts therefrom) in such suit, action or other proceeding and (c) irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have the right to claim (i) to the laying of the venue of any such suit, action or other proceeding in any such court or (ii) that any such suit, action or other proceeding which is brought in any such court has been brought in an inconvenient forum. Notwithstanding the foregoing, each party agrees that a final judgment in any such suit, action or other proceeding shall be conclusive and may be enforced by suit on the judgment in any jurisdiction or in any other manner provided at law or in equity. Process in any such suit, action or other proceeding may be served on either party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of any process on such party hand delivered or sent by U.S. registered mail to such party’s address set forth in Section 7.01 shall be deemed effective service of process on such party.
ARTICLE VII.
MISCELLANEOUS
     Section 7.01 Notices. All notices, requests, consents and other communications hereunder must be in writing and will be deemed to have been duly given (a) when received if personally delivered or sent by facsimile, (b) one business day after being sent by nationally recognized overnight delivery service or (c) five business days after being sent by nationally registered or certified mail, return receipt requested, postage prepaid, and in each case addressed as follows (any party by written notice to the other party in the manner prescribed by this section may change the address or the persons to whom notices thereof shall be directed):

(a) If to Sage:	Sage Residential, Inc.

Attention:

Telecopy:

E-mail:

with a copy to:	Sage Residential, Inc.

Attention:

Telecopy:

E-mail:

(b) If to Tarragon:	Tarragon Corporation
423 West 55th Street
12th Floor
New York, NY 10019
Attention:

Telecopy:

E-mail:

with a copy to:	Tarragon Corporation
423 West 55th Street
12th Floor
New York, NY 10019
	Attention:	Charles D. Rubenstein
	Telecopy:	(646) 354-2171
	E-mail:	crubenstein@tarragoncorp.com
     Section 7.02 Interpretation. The headings contained in this Agreement are solely for convenience of reference and shall not be given any effect in the construction or interpretation of this Agreement. Whenever the word “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation.” Whenever a reference is made in this Agreement to a “party” or “parties,” such reference shall be to a party or parties to this Agreement unless otherwise indicated. The use of any gender herein shall be deemed to be or include the other genders and the use of the singular herein shall be deemed to include the plural (and vice versa), wherever appropriate. Whenever a reference is made in this Agreement to an Article, Section, or Schedule, such reference shall be to an Article or Section of, or a Schedule to, this Agreement unless otherwise indicated. The use of the words “hereof” and “herein” and words of similar import shall refer to this entire Agreement and not to any particular article, or section of this Agreement, unless the context clearly indicates otherwise. Each party stipulates and agrees that the rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement to favor any party against the other, and that no party, including any drafting party, shall have the benefit of any legal presumption (including “meaning of the authors”) or the detriment of any burden of proof by reason of any ambiguity or uncertain meaning contained in this Agreement.
     Section 7.03 Amendments; No Waivers.
          (a) Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each party, or in the case of a waiver, by the party against whom the waiver is to be effective.

          (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other further exercise thereof or the exercise of any other right, power or privilege.
     Section 7.04 Nonexclusive Remedies. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.
     Section 7.05 Successor and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that neither party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other party, which consent shall not be unreasonably withheld.
     Section 7.06 Third-Party Beneficiaries. Except for the provisions of Article 3 relating to Tax indemnification, nothing contained in this Agreement is intended nor shall it confer upon any person or entity, other than the parties hereto and the members of their respective Tax Groups, successors and permitted assigns, any benefit, right or remedies under or by reason of this Agreement.
     Section 7.07 Governing Law. This Agreement shall be construed in accordance with and governed by the law of the State of New York, without regard to the conflict of laws principles thereof.
     Section 7.08 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.
     Section 7.09 Entire Agreement. This Agreement constitutes the entire understanding of the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings and negotiations, both written and oral, between the parties with respect to the subject matter hereof.
     Section 7.10 Severability. If any one or more of the provisions contained in this Agreement should be declared invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained in this Agreement shall not in any way be affected or impaired thereby so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a declaration, the parties shall modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible.
     Section 7.11 Termination. Notwithstanding any provision in this Agreement to the contrary, this Agreement may be terminated at any time prior to the Distribution, without penalty or liability, by and in the sole and absolute discretion of Sage by written notice to Tarragon and without the approval of Tarragon.
     Section 7.12 Survival. All covenants and agreements of the parties contained in this Agreement shall survive the Distribution Date.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first above written.

SAGE RESIDENTIAL, INC.

By:

Name:

	Title:	President

TARRAGON CORPORATION

By:

Name:

	Title:	President

ANNEX C

TRANSITION SERVICES AGREEMENT
by and between
TARRAGON CORPORATION
(to be renamed Sage Residential, Inc.)
And
TARRAGON HOMES CORPORATION
(to be renamed Tarragon Corporation)
dated as of
                    , 2007

TRANSITION SERVICES AGREEMENT
     This Transition Services Agreement (this “Agreement”), dated as of                     , 2007, is made and entered into by and between TARRAGON CORPORATION, a Nevada corporation to be renamed Sage Residential, Inc. (“Sage”), on its own behalf and on behalf of its subsidiaries, and TARRAGON HOMES CORPORATION, a Delaware corporation to be renamed Tarragon Corporation and, as of the date hereof, a wholly owned subsidiary of Sage (“Tarragon Homes”).
RECITALS
     A. The Board of Directors of Sage has determined that it is appropriate and in the best interests of Sage and the stockholders of Sage to distribute all of the common stock of Tarragon Homes on a pro rata basis to the holders of Sage common stock (the “Distribution”);
     B. The Distribution is intended to qualify as tax-free to Sage and its stockholders, as applicable, under Sections 361 and 355 of the Internal Revenue Code of 1986, as amended;
     C. Sage and Tarragon Homes are entering into a Distribution Agreement (the “Distribution Agreement”) which, among other things, sets forth the principal transactions required to effect the Distribution and sets forth other agreements that will govern certain other matters following the Distribution; and
     D. In connection with the Distribution, Sage and Tarragon Homes have agreed to enter into this Agreement to provide to the other certain services and support not otherwise specified in any of the Ancillary Agreements (as defined in the Distribution Agreement) other than this Agreement.
AGREEMENT
     NOW THEREFORE, in consideration of the foregoing, the mutual covenants and undertakings contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Sage and Tarragon Homes hereby agree as follows:
ARTICLE I.
TERM
     1.1 Term of the Agreement. The term of this Agreement shall commence on the date of this Agreement set forth above, and shall continue for a period of eighteen (18) calendar months thereafter (the “Term”), although the actual duration of specific services may be for a shorter period as provided herein. The Term, or the duration of specific services, may be extended by the mutual agreement of Sage and Tarragon Homes.

ARTICLE II.
SERVICES
     2.1 Services Provided by Tarragon Homes. Tarragon Homes shall provide, or cause its relevant affiliates to provide, to Sage during the Term the transitional services listed on Schedule A attached hereto. The services listed on Schedule A are based on the understanding of the parties hereto of the support and administrative services reasonably expected to be required by Sage following the Distribution. If, following the Distribution, Sage reasonably determines that additional services consistent with recent historical practices should be provided by Tarragon Homes, the parties agree to negotiate in good faith to modify this Agreement appropriately with respect to such additional services. In the event the parties agree that Tarragon Homes shall provide such additional services, the parties hereto further agree that such agreement to provide such additional services shall also amend Schedule A hereto to reflect such agreement of the parties. Sage may reduce or terminate any specific services at any time upon 90 days written notice.
     2.2 Payment for Services Provided by Tarragon Homes. (a) Sage shall pay Tarragon Homes on a monthly basis, in consideration of the services provided to Sage by Tarragon Homes hereunder, the amounts specified on Schedule C attached hereto (the “Charges”). To the extent that Sage has provided notice to reduce services in accordance with Section 2.1, the Charges to Sage shall be appropriately reduced.
          (b) Charges for the services shall be invoiced on or about the first (1st) day of the calendar month next following the calendar month in which the services have been performed. Each invoice shall describe in reasonable detail, as appropriate, the services upon which the amount to be charged is based, and such invoice shall be paid within thirty (30) days following receipt thereof.
     2.3 Services Provided by Sage. Sage shall provide, or cause its relevant affiliates to provide, to Tarragon Homes during the Term the transitional services listed on Schedules B-1 through B-5 attached hereto (collectively, “Schedule B”). The services listed on Schedule B are based on the understanding of the parties hereto of the support and administrative services reasonably expected to be required by Tarragon Homes following the Distribution. If, following the Distribution, Tarragon Homes reasonably determines that additional services consistent with recent historical practices should be provided by Sage, the parties agree to negotiate in good faith to modify this Agreement appropriately with respect to such additional services. In the event the parties agree that Sage shall provide such additional services, the parties hereto further agree that such agreement to provide such additional services shall also amend Schedule B hereto to reflect such agreement of the parties. Tarragon Homes may reduce or terminate any specific services at any time upon 90 days written notice.
     2.4 Payment for Services Provided by Sage.
          (a) Tarragon Homes shall pay Sage on a monthly basis, in consideration of the services provided to Tarragon Homes by Sage hereunder, the Charges specified on Schedule

C. To the extent that Tarragon Homes has provided notice to reduce services in accordance with Section 2.3, the Charges to Tarragon Homes shall be appropriately reduced.
          (b) Charges for the services shall be invoiced on or about the tenth (10th) day of the calendar month next following the calendar month in which the services have been performed. Each invoice shall describe in reasonable detail, as appropriate, the services upon which the amount to be charged is based, and such invoice shall be paid within thirty (30) days following receipt thereof.
     2.5 Pricing Adjustments.
          (a) The parties shall agree on a process and procedure for conducting internal audits and making adjustments to charges as a result of the transfer of employees and functions between parties, the discovery of errors or omissions in charges, actual time allocations, changes in overhead and the true-up of amounts owed to either party. Such audits or adjustments shall not be more frequent than once a calendar quarter.
          (b) In the event of a tax audit adjustment relating to the pricing of any or all services provided pursuant to this Agreement in which it is determined by a taxing authority that any of the charges, individually or in combination, did not result in an arms-length payment, then the parties may agree to make corresponding adjustments to the charges in question for such period to the extent necessary to achieve arms-length pricing. Any adjustment made pursuant to this Section 2.5 at any time during the term of this Agreement or after termination of this Agreement shall be reflected in the parties’ legal books and records, and the resulting underpayment or overpayment shall create, respectively, an obligation to be paid in the manner specified herein.
ARTICLE III.
TERMINATION
     3.1 Automatic Termination. Unless such Term is extended in accordance with Section 1.1 hereto, this Agreement automatically shall terminate at the conclusion of the Term, or at such time as the parties have terminated all services to be provided hereunder in accordance with the terms hereof.
     3.2 Termination With Notice. If either Sage or Tarragon Homes (the “Defaulting Party”) shall fail to perform in any material respect any of its material obligations under this Agreement, whether voluntarily or involuntarily, the other may terminate this Agreement upon ninety (90) days’ written notice to the Defaulting Party that it has so failed to perform its obligations under this Agreement, unless during such period the Defaulting Party shall have remedied such failure.
     3.3 Mutual Cooperation and Additional Assumptions. Prior to the termination of this Agreement, the parties shall reasonably cooperate in good faith to facilitate an orderly transition of responsibility for the services provided pursuant to this Agreement, and each party shall deliver to the other party copies of such documents, records and information as are reasonably necessary to achieve such transition. Upon the termination of this Agreement, each party promptly shall deliver to the other party copies of all remaining documents, records and information in such party’s possession and owned by the other party that may be reasonably necessary for the other party to assume complete internal responsibility for all of the services provided pursuant to this Agreement.
ARTICLE IV.
GENERAL
     4.1 Amendments; Non-Waiver . (a) Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each party, or in the case of a waiver, by the party against whom the waiver is to be effective.
          (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.
     4.2 Notices. All notices, requests, consents and other communications hereunder must be in writing and will be deemed to have been duly given (a) when received if personally delivered or sent by facsimile, (b) one business day after being sent by nationally recognized overnight delivery service or (c) five business days after being sent by nationally registered or certified mail, return receipt requested, postage prepaid, and in each case addressed as follows (any party by written notice to the other party in the manner prescribed by this section may change the address or the persons to whom notices thereof shall be directed):

(a) If to Sage:	Sage Residential, Inc.
346 Quinnipiac St
3rd Floor
Wallingford, CT 06492
Attention: Eileen A. Swenson
Telecopy: 203-269-7868
E-mail: eswenson@sageresidential.com

with a copy to:	Sage Residential, Inc.
3100 Monticello Ave.
Suite #200
Dallas, Texas 75205
Attention: Kathryn Mansfield
Telecopy: 214-599-2250
E-mail: kmansfield@tarragoncorp.com

(b) If to Tarragon Homes:	Tarragon Homes Corporation
423 West 55th Street
12th Floor
New York, NY 10019
Attention: Robert Rothenberg
Telecopy: 646-354-2171
E-mail: rrothenberg@tarragoncorp.com

with a copy to:	Tarragon Homes Corporation
423 West 55th Street
12th Floor
New York, NY 10019
Attention: Charles D. Rubenstein
Telecopy: (646) 354-2171
E-mail: crubenstein@tarragoncorp.com
     4.3 Governing Law. This Agreement shall be governed by and enforced in accordance with the internal laws of the State of New York, without regard to the conflict of laws principles thereof.
     4.4 Level of Service. Tarragon Homes and Sage each severally undertake to provide the same quality of services and use the same degree of care in rendering services under this Agreement as it respectively utilizes in rendering such services for its own operations and shall not be liable for any failure to provide services other than a failure caused by or attributable to its gross negligence or intentional misconduct or that of any of its affiliates, employees, officers or other agents. Nothing in this Agreement will require the parties to perform or cause to be performed any service in a manner that would constitute a violation of applicable laws.
     4.5 Transitional Nature of Services; Changes. The parties acknowledge the transitional nature of the services and that either party may make changes from time to time in the manner of performing the services if such party is making similar changes in performing similar services for its own operations and if such party furnishes to the other party substantially the same notice (in content and timing) as such party furnishes to those part of its own operations respecting such changes.
     4.6 Mutual Cooperation. Sage, Tarragon Homes and their respective affiliates shall cooperate with each other in connection with the performance of the services hereunder, including producing on a timely basis all information that is reasonably requested with respect to the performance of the services and the transition at the end of the Term; provided, however, that such cooperation must not unreasonably disrupt the normal operations of Sage, Tarragon Homes and their respective affiliates; provided, further, that the party requesting cooperation shall pay all reasonable out-of-pocket costs and expenses incurred by the party furnishing cooperation, unless otherwise expressly provided in this Agreement or the Distribution Agreement.

     4.7 Independent Contractors. Sage and Tarragon Homes each acknowledge that they are separate entities, each of which has entered into this Agreement for independent business reasons. The relationships of Sage to Tarragon Homes and of Tarragon Homes to Sage hereunder are those of independent contractors and nothing contained herein shall be deemed to create a joint venture, partnership or any other relationship.
     4.8 Severability. If any one or more of the provisions contained in this Agreement should be declared invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained in this Agreement shall not in any way be affected or impaired thereby so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a declaration, the parties shall modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible.
     4.9 Interpretation. The article, section and paragraph headings contained herein are for the purposes of convenience only and are not intended to define or limit the contents of said articles, sections or paragraphs. Whenever the words “include,” “includes” and “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” Whenever a reference is made in this Agreement to a “party” or “parties,” such reference shall be to a party or parties to this Agreement unless otherwise indicated. The use of any gender herein shall be deemed to be or include the other genders and the use of the singular herein shall be deemed to include the plural (and vice versa), wherever appropriate. Whenever a reference is made in this Agreement to an article, section, schedule or annex, such reference shall be to an article or section of, or a schedule or annex to, this Agreement unless otherwise indicated. The use of the words “hereof” and “herein” and words of similar import shall refer to this entire Agreement and not to any particular article, section, subsection, clause, paragraph or other subdivision of this Agreement, unless the context clearly indicates otherwise. Each party hereto stipulates and agrees that the rule of construction to the effect that any ambiguities are to be or any be resolved against the drafting party shall not be employed in the interpretation of this Agreement to favor any party against the other, and that no party, including any drafting party, shall have the benefit of any legal presumption (including “meaning of the authors”) or the detriment of any burden of proof by reason of any ambiguity or uncertain meaning contained in this Agreement.
     4.10 Entire Agreement. This Agreement, together with the Distribution Agreement, Tax Matters Agreement and Employee Matters Agreement, constitutes the entire understanding of the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings and negotiations, both written and oral, between the parties with respect to the subject matter hereof . No representation, inducement, promise, understanding, condition or warranty not set forth herein has been made or relied upon by any party hereto.
     4.11 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto.

     4.12 Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that neither party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other party, which consent shall not be unreasonably withheld.
     4.13 Termination. Notwithstanding any provision in this Agreement to the contrary, this Agreement may be terminated at any time prior to the Distribution, without penalty or liability, by and in the sole and absolute discretion of Sage by written notice to Tarragon Homes and without the approval of Tarragon Homes or of Sage’s stockholders.
     4.14 Nonexclusive Remedies. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.
     4.15 Third-Party Beneficiaries. Nothing contained in this Agreement is intended to nor shall it confer upon any person or entity, other than the parties hereto and their respective subsidiaries, successors and permitted assigns, any benefit, right or remedies under or by reason of this Agreement.
     4.16 Survival. All covenants and agreements of the parties contained in this Agreement shall survive the Distribution Date.

     IN WITNESS WHEREOF, the parties have hereunto caused their authorized representative to execute this Agreement as of the day and year first above written.

TARRAGON CORPORATION (to be renamed Sage Residential, Inc.)
By:
Name:
Title:

TARRAGON HOMES CORPORATION (to be renamed Tarragon Corporation)
By:
Name:
Title:

ANNEX D

AGREEMENT ON EMPLOYEE MATTERS
by and between
TARRAGON CORPORATION
(to be renamed Sage Residential, Inc.)
and
TARRAGON HOMES CORPORATION
(to be renamed Tarragon Corporation)
dated as of
                    , 2007

AGREEMENT ON EMPLOYEE MATTERS
     This Agreement on Employee Matters (this “Agreement”) dated as of                     , 2007, is made and entered into by and between TARRAGON CORPORATION, a Nevada corporation to be renamed Sage Residential, Inc. (“Sage”), on its own behalf and on behalf of its subsidiaries, and TARRAGON HOMES CORPORATION, a Delaware corporation to be renamed Tarragon Corporation and, as of the date hereof, a wholly owned subsidiary of Sage (“Tarragon Homes”).
RECITALS
     A. The Board of Directors of Sage has determined that it is appropriate and in the best interests of Sage and the stockholders of Sage to distribute all of the common stock of Tarragon Homes on a pro rata basis to the holders of Sage common stock (the “Distribution”);
     B. The Distribution is intended to qualify as tax-free to Sage and its stockholders, as applicable, under Sections 361 and 355 of the Internal Revenue Code of 1986, as amended (the “Code”);
     C. Sage and Tarragon Homes are entering into a Distribution Agreement (the “Distribution Agreement”) which, among other things, sets forth the principal transactions required to effect the Distribution and sets forth other agreements that will govern certain other matters following the Distribution; and
     D. In connection with the Distribution, Sage and Tarragon Homes desire to provide for the allocation of certain responsibilities, assets and liabilities and for certain other matters all relating to employment, employee benefits, and compensation arrangements.
AGREEMENT
     NOW THEREFORE, in consideration of the foregoing, the mutual covenants and undertakings contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Sage and Tarragon Homes hereby agree as follows:
ARTICLE I
DEFINITIONS
     1.1 Terms used but not defined herein shall have the meanings set forth in the Distribution Agreement. As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):
          (a) “COBRA” means the continuation coverage requirements for “group health plans” under Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended from time to time, and as codified in Code Section 4980B and ERISA Sections 601 through 608, and any similar applicable state laws providing continuation of coverage benefits.

          (b) Distribution Date. The date on which all of the outstanding shares of Tarragon Homes common stock are distributed to the stockholders of Sage pursuant to the Distribution Agreement.
          (c) 401(k) Plan. “401(k) Plan,” when immediately preceded by Sage means the qualified retirement plan sponsored by Sage that is intended to be tax-qualified under Code Section 401(a) and to include a cash or deferred arrangement under Code Section 401(k), and the associated trust that is intended to be exempt from taxation under Code Section 501(a). When immediately preceded by Tarragon Homes, “401(k) Plan” shall mean the qualified retirement plan that shall be established and maintained by Tarragon Homes for the benefit of eligible Tarragon Homes Employees that is intended to be tax-qualified under Code Section 401(a) and to include a cash or deferred arrangement under Code Section 401(k), and the associated trust that is intended to be exempt from taxation under Code Section 501(a).
          (d) Sage Medical Plan. The existing Sage medical and dental benefit plans.
          (e) Sage Incentive Plans. Tarragon Corporation Incentive Compensation Plan, Tarragon Corporation Amended and Restated Omnibus Plan, Tarragon Realty Investors, Inc. Amended and Restated Share Option and Incentive Plan and Tarragon Realty Investors, Inc. Amended and Restated Independent Director Share Option Plan.
          (f) Tarragon Homes Employees. Any person who is employed by Tarragon Homes pursuant to Section 2.1(a) hereof.
          (g) Tarragon Homes Medical Plan. The medical and dental benefit plans adopted by Tarragon Homes effective as of the Distribution Time for the benefit of its eligible employees after the Distribution.
ARTICLE II
EMPLOYMENT AND BENEFIT PLANS
     2.1 Employment of Tarragon Homes Employees.
          (a) Prior to the Distribution, while Tarragon Homes is still a wholly-owned subsidiary of Sage, Sage shall transfer to Tarragon Homes the employment of all Sage employees who are employed primarily in the Tarragon Homes Business, including any such employee on an approved leave of absence (including disability) at the time of such transfer, and who are the employees named on Schedule A (“Tarragon Homes Employees”).
          (b) Tarragon Homes shall be the employer of all Tarragon Homes Employees transferred to Tarragon Homes pursuant to Section 2.1(a). Subject to the terms and conditions of, and except as otherwise provided in this Agreement, effective as of the Distribution Time, Tarragon Homes shall provide the Tarragon Homes Employees with terms and conditions of employment, including, without limitation, employee benefits and other perquisites, that are substantially similar in the aggregate to those provided to such persons immediately prior to the Distribution Time. However, nothing contained in this Agreement shall impair Tarragon Homes’ ability to make such changes in such terms and conditions of employment following the

Distribution as Tarragon Homes may deem to be necessary or appropriate for the operation of Tarragon Homes.
     2.2 Tarragon Homes Health and Welfare Benefit Plans.
          (a) Generally. Tarragon Homes shall not assume any employee health and welfare benefit plans of Sage but, instead, shall enter into contracts with third party benefit providers to provide medical, dental, life insurance, long-term disability insurance and flexible spending account benefits for Tarragon Homes Employees and their dependents following the Distribution Date that are substantially similar to the benefits available to Tarragon Homes Employees immediately prior to the Distribution Date. Tarragon Homes Employees shall cease participation in the health and welfare benefit plans of Sage as of the Distribution Date and shall commence participation in the health and welfare benefit plans provided by Tarragon Homes; provided, however, that health and welfare benefit plan claims incurred by Tarragon Homes Employees prior to the Distribution Date shall continue to be processed and paid under the Sage health and welfare plans.
          (b) Tarragon Homes Medical Plan. The Tarragon Homes Medical Plan shall waive any applicable waiting periods for coverage of Tarragon Homes Employees and their dependent(s) that did not exist with respect to such Tarragon Homes Employee or dependent(s) immediately prior to the Distribution Time. The Tarragon Homes Medical Plan shall not contain any exclusion or limitation with respect to any pre-existing condition of any Tarragon Homes Employee or dependent(s) that did not apply with respect to such Tarragon Homes Employee or dependent immediately prior to the Distribution Time. For purposes of the two preceding sentences, service with Sage and Tarragon Homes prior to the Distribution Time shall be taken into account for purposes of meeting any such waiting period or pre-existing condition, exclusion or limitation.
          (c) Tarragon Homes Employee Medical Claims. As of the Distribution Time, the Tarragon Homes Medical Plan shall have sole responsibility for all obligations, financial and otherwise, with respect to medical expense claims incurred and submitted by Tarragon Homes Employees and their dependent(s) under the Tarragon Medical Plan from and after the Distribution Time, and such claims will be processed and paid by the Tarragon Homes Medical Plan.
          (d) Claim Review. As of the Distribution Time, the Tarragon Homes Medical Plan shall have sole responsibility for the determination of claims, including appeals thereof, filed by Tarragon Homes Employees under the Tarragon Homes Medical Plan. Claims appeals filed by employees of Tarragon Homes under the Sage Medical Plan will be determined by Sage under the Sage Medical Plan.
          (e) Flexible Benefit Plans. Tarragon Homes shall implement, as of the Distribution Time, a health care flexible spending account plan (the “Tarragon Homes Flexible Benefit Plan”) through a spin-off from the Sage Flexible Benefit Plan of the portion thereof attributable to Tarragon Homes Employees, which Tarragon Homes Flexible Benefit Plan shall have provisions substantially similar to those provided to Tarragon Homes Employees by Sage prior to the Distribution Time. Within a reasonable time after the Distribution Time, Plan Year

2007 deferral elections and reimbursements by or to Tarragon Homes Employees under the Sage Flexible Benefit Plan shall be transferred and applied to their accounts under the Tarragon Homes Flexible Benefit Plan, and Sage will pay to Tarragon Homes the net aggregate health care reimbursement account balances of Tarragon Homes Employees held by Sage as of the Distribution Time.
     2.3 Sage Stock Option Plans.
          (a) Prior to the Distribution, but in no event fewer than five business days prior to the record date for the Distribution, Sage will cause (i) all outstanding unvested options and stock appreciation rights issued to employees or directors of Sage under any Sage Incentive Plan with an exercise price or grant price that is lower than the closing sale price of Parent Common Stock on such date (the “Accelerated Awards”) to accelerate and vest in full and become immediately exercisable and (ii) all outstanding unvested restricted stock grants issued to employees and directors of Sage under any Sage Incentive Plan to accelerate and vest in full.
          (b) Prior to the Distribution, but in no event fewer than five business days prior to the record date for the Distribution, each holder of outstanding unvested options and stock appreciation rights with an exercise price or grant price that is greater than the closing sale price of Parent Common Stock on such date (the “Canceled Awards”), will be entitled to receive a cash payment of $           per share of Parent Common Stock covered by such Award and, following receipt of the cash payment and delivery to Sage by each such holder of an executed consent and waiver, such Canceled Awards will be terminated and canceled.
          (c) Sage agrees to use its reasonable best efforts to obtain all necessary waivers, consents or releases from holders of any award under a Sage Incentive Plan and take all such other action, without incurring any liability in connection therewith, as may be necessary to give effect to this Section 2.3.
     2.4 Director Compensation. Sage and Tarragon Homes agree that Sage will be responsible for any accrued or outstanding Director fees for any Director of Sage following the Distribution Date, relating to periods prior to or after the Distribution Date, and Tarragon Homes will be responsible for any accrued or outstanding Director fees for any Director of Tarragon Homes following the Distribution Date, relating to periods prior to or after the Distribution Date.
     2.5 401(k) Plan. As of the Distribution Time, a Tarragon Homes 401(k) Plan will be established for all Tarragon Homes employees which will be of similar design and benefit as the Sage 401(k) Plan. Any current monies and accounts of Tarragon Homes employees currently in the Sage 401(k) Plan will be transferred to the Tarragon Homes 401(k) Plan.

     2.6 Liabilities to Tarragon Homes Employees Arising Prior to Distribution Date.
Except as otherwise provided in this Agreement, Tarragon Homes shall assume sole responsibility for (a) payments of any and all wages, accrued vacation, sick or personal time, vacation pay, bereavement pay, jury duty pay, disability income, supplemental unemployment benefits, fringe benefits or other perquisites of employment (excluding, however, any benefits payable by an insurance carrier under a Sage employee benefit plan or payable under the Sage 401(k) Plan), or similar benefits, payroll taxes and other payroll related expenses, (b) payment of contractual obligations for severance or other specified employee benefits, (c) workers’ compensation claims or related litigation claims, (d) claims filed with the Equal Employment Opportunity Commission or related litigation claims and (e) other similar employment-related claims, in any such case arising out of or relating to (i) the employment of the Tarragon Homes Employees by Sage prior to the Distribution Time and relating to the Homebuilding Business or (ii) the employment of former employees whose employment with Tarragon Homes or Sage either terminated on or before the Distribution Time and related to the Homebuilding Business. Sage shall be responsible for providing COBRA continuation coverage (for the applicable period of time as required by law, generally 18-36 months) to Tarragon Homes Employees and their eligible dependents who become eligible for such coverage prior to the Distribution. Effective as of the Distribution Time, Tarragon Homes shall be responsible for providing COBRA continuation coverage (or reimbursing premiums therefore) to Tarragon Homes Employees and their eligible dependents who become eligible for such coverage on and following the Distribution Time.
     2.7 At Will Employment. Nothing in this Agreement shall limit the at will nature of the employment of any of the Tarragon Homes Employees or the right of Sage or Tarragon Homes to alter or terminate any employee benefit plan.
     2.7 Internal Revenue Service Forms. Sage and Tarragon Homes agree that ADP will continue to handle furnishing and filing to the Internal Revenue Service Forms W-2 and W-3. To the extent applicable: (a) Sage and Tarragon Homes shall report on a “predecessor-successor” basis as set forth therein; (b) Sage shall be relieved from furnishing Forms W-2 to Sage’s employees whose employment is transferred to Tarragon Homes in connection with the Distribution and to whom Sage would have been obligated to furnish such Forms; and (c) Tarragon Homes shall assume Sage’s obligation to furnish such Forms to all such employees for the full 2007 calendar year. Upon Tarragon Homes’ request, Sage will promptly provide Tarragon Homes with the information relating to periods ending on the Distribution Time necessary for Tarragon Homes to prepare and distribute Forms W-2 to such employees for the year ending December 31, 2007, which Forms W-2 will include all remuneration earned by such employees from both Sage and Tarragon Homes during the year ending December 31, 2007.
ARTICLE III
ACCESS AND SHARING OF INFORMATION
     3.1 Sharing of Information. Prior to the Distribution, Sage agrees to provide to Tarragon Homes such information regarding employee benefit plan participants prior to the Distribution Date (including term of service for eligibility, vesting and benefit accrual purposes under such Plans and a listing of accrued benefits) as may be reasonably required by Tarragon Homes to establish and administer effectively its employee benefit plans.
ARTICLE IV
MISCELLANEOUS
     4.1 Entire Agreement. This Agreement, together with the Distribution Agreement, Tax Matters Agreement and Transition Services Agreement, constitutes the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements, understandings and negotiations, both written and oral, between the parties with respect to the subject matter hereof . No representation, inducement, promise, understanding, condition or warranty not set forth herein has been made or relied upon by any party hereto.
     4.2 Amendments; Non-Waiver. (a) Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each party, or in the case of a waiver, by the party against whom the waiver is to be effective.
          (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.
     4.3 Notices. All notices, requests, consents and other communications hereunder must be in writing and will be deemed to have been duly given (a) when received if personally delivered or sent by facsimile, (b) one business day after being sent by nationally recognized overnight delivery service or (c) five business days after being sent by nationally registered or certified mail, return receipt requested, postage prepaid, and in each case addressed as follows (any party by written notice to the other party in the manner prescribed by this section may change the address or the persons to whom notices thereof shall be directed):

(a)	If to Sage:	Sage Residential, Inc. 346 Quinnipiac Street, 3rd Floor Wallingford, CT 06492 Attention: Eileen Swenson Telecopy: 203-269-7778 E-mail: eswenson@sageresidential.com

with a copy to:		Sage Residential, Inc. 3100 Monticello Avenue, Suite 200 Dallas, TX 75205 Attention: Kathryn Mansfield, Esq. Telecopy: 214-599-2220 E-mail: kmansfield@tarragoncorp.com

(b)	If to Tarragon Homes:	Tarragon Homes Corporation 423 West 55th Street 12th Floor New York, NY 10019 Attention: Robert Rothenberg Telecopy: 212-949-5001 E-mail: rrothenberg@tarragoncorp.com

with a copy to:		Tarragon Homes Corporation 423 West 55th Street 12th Floor New York, NY 10019 Attention: Charles D. Rubenstein Telecopy: (646) 354-2171 E-mail: crubenstein@tarragoncorp.com
     4.4 Governing Law. This Agreement shall be governed by and enforced in accordance with the internal laws of the State of New York, without regard to the conflict of laws principles thereof.
     4.5 Severability. If any one or more of the provisions contained in this Agreement should be declared invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained in this Agreement shall not in any way be affected or impaired thereby so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a declaration, the parties shall modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible.
     4.6 Interpretation. The article, section and paragraph headings contained herein are for the purposes of convenience only and are not intended to define or limit the contents of said articles, sections or paragraphs. Whenever the words “include,” “includes” and “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” Whenever a reference is made in this Agreement to a “party” or “parties,” such reference shall be to a party or parties to this Agreement unless otherwise indicated. The use of any gender herein shall be deemed to be or include the other genders and the use of the singular herein shall be deemed to include the plural (and vice versa), wherever appropriate. Whenever a reference is made in this Agreement to an article, section, schedule or annex, such reference shall be to an article or section of, or a schedule or annex to, this Agreement unless otherwise indicated. The use of the words “hereof” and “herein” and words of similar import shall refer to this entire Agreement and not to any particular article, section, subsection, clause, paragraph or other subdivision of this Agreement, unless the context clearly indicates otherwise. Each party hereto stipulates and agrees that the rule of construction to the effect that any ambiguities are to be or any be resolved against the drafting party shall not be employed in the interpretation of this Agreement to favor any party against the other, and that no party, including any drafting party, shall have the benefit of any legal presumption (including “meaning of the authors”) or the detriment of any burden of proof by reason of any ambiguity or uncertain meaning contained in this Agreement.
     4.7 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto.
     4.8 Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that neither party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other party, which consent shall not be unreasonably withheld.
     4.9 Termination. Notwithstanding any provision in this Agreement to the contrary, this Agreement may be terminated at any time prior to the Distribution, without penalty or liability, by and in the sole and absolute discretion of Sage by written notice to Tarragon Homes and without the approval of Tarragon Homes.
     4.10 Nonexclusive Remedies. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.
     4.11 Third-Party Beneficiaries. Nothing contained in this Agreement is intended to nor shall it confer upon any person or entity, other than the parties hereto and their respective subsidiaries, successors and permitted assigns, any benefit, right or remedies under or by reason of this Agreement.
     4.12 Survival. All covenants and agreements of the parties contained in this Agreement shall survive the Distribution Date.
[remainder of page intentionally left blank, signatures on following page]

     IN WITNESS WHEREOF, the parties have hereunto caused their authorized representative to execute this Agreement as of the day and year first above written.

TARRAGON CORPORATION (to be renamed Sage Residential, Inc.)
By:
Name:
Title:

TARRAGON HOMES CORPORATION (to be renamed Tarragon Corporation)
By:
Name:
Title:

ANNEX E
FORM OF CONSULTING REPORT
[Letterhead of Travis, Wolff & Company, LLP]
___, 2007
The Board of Directors
Tarragon Corporation
423 West 55th Street, 12th Floor
New York, NY 10019
At your request we have performed consulting services with respect to management’s assertion that the fair value of real estate assets listed in Exhibit I exceeds the related mortgage loans and identified contingent liabilities at December 31, 2006. The sufficiency of our services including procedures, analysis, calculations and research, is solely the responsibility of the Board of Directors. Consequently, we make no representation regarding the sufficiency of the consulting services, for the purpose for which this report has been requested and we have not addressed any matters other than management’s assertion.
It is our conclusion that the fair value of real estate assets listed in Exhibit I exceeds the related mortgage loans and identified contingent liabilities at December 31, 2006.
Our conclusion is solely based on and derived from assumptions and key factors which include analysis, prospective financial calculations and market research. Our conclusion is not an opinion on prospective financial statements of the portfolios, the achievability of the portfolios’ anticipated operational results or its real estate appraised market value. Our services was conducted in accordance with Standards on Consulting Services and Code of Professional Conduct Rules 201 and 202 established by the American Institute of Certified Public Accountants and accordingly are subject to the nature, scope and limitation of the such services.
We were not engaged to, and did not perform an examination, the objective of which is the expression of an opinion on the appraised market value of the portfolios at December 31, 2006. Accordingly, we do not express such an opinion. We used the Level 2 guidance provided by Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” as to observable market assumptions.

For purposes of our evaluation “identified contingent liabilities” means the stated amount of contingent liabilities identified to us by management upon which we have relied without independent verification. No other contingent liabilities have been considered.
In reaching our conclusion, we have relied on the accuracy and completeness of Tarragon Corporation’s real estate operating data for all the years ended September 30, 2006 as provided to us by management. Furthermore, we have not been requested to make any physical inspection or independent appraisal of the properties or liabilities (contingent or otherwise).
This report is intended solely for the use of the Board of Directors and management of Tarragon Corporation. This report may not be reproduced, summarized, excerpted from, or otherwise publicly referred to or disclosed in any manner, without the written consent of Travis Wolff.
Our engagement does not include reporting on events and transactions subsequent to the date of this report. Accordingly, we have no responsibility to update this report for events and circumstances after the date of this report.
Very truly yours,
E-2

EXHIBIT 1

Property	Property

1118 Adams
200 Fountain
278 Main Street
Aldridge Apartments (Manson Pike Apts)
Autumn Ridge
Aventerra Apartment Homes
Bentley Grove (Manchester)
Carlye Tower
Cason Estates
Club at Danforth
Creekwood North
Desert Winds
Dogwood Hills
Forest Park
French Villa
Groton Towers
Gull Harbor
Hamden Centre
Harbour Green
Heather Hill
Kennesaw Farms
Lakeview
Lakeview Mall
Liberty Building
Links at Georgetown
Lofts at the Mills	Mariner Plaza
Merritt 8
Midway Mills SC
Monterra at Bonita Springs
Mustang Creek
Northgate Apartments
Nutmeg Woods
Ocean Beach
Orlando Central Park
Park Dale Gardens
Parkview
Promenade at Reflection Lakes
River City Landing
Sagamore Hills
Silver Creek
Southern Elms
Summit on the Lake
University Center
Villa Tuscany
Vintage at Abacoa
Vintage at Legacy
Vintage at Madison Crossing
Vintage at Plantation Bay
Vintage at the Parke
Woodcliff Estates
Woodcreek

E-3

ANNEX F

FORM OF AMENDMENT TO
ARTICLES OF INCORPORATION
Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 — After Issuance of Stock)
1. Name of corporation:
Tarragon Corporation
2. The articles have been amended as follows (provide article numbers, if available):
Article First is amended and restated in its entirety as follows:
FIRST: The name of the Corporation is Sage Residential, Inc. (hereinafter the “Corporation”).
Article Fourth, part A is amended and restated in its entirety as follows:
FOURTH: A.1 The total number of shares of all classes which the Corporation shall have authority to issue is
120,000,000, of which 100,000,000 shares, par value $0.01 per share, shall be of a class designated “Common Stock”, and 20,000,000 shares, par value $0.01 per share, shall be of a class designated “Special Stock”
A.2 Effective as of 12:00 a.m. New York City time, on ________, 2007, the Corporation shall effect a one-for-________reverse stock split of its issued shares of Common Stock, whereby ________shares of the Corporation’s Common Stock will be combined and converted into one share of the Corporation’s Common Stock. No fractional shares of the Corporation’s Common Stock shall be issued as a result of this reverse stock split, and cash will be paid by the Corporation to stockholders in lieu of fractional shares of the Corporation’s common stock.
3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the* articles of incorporation have voted in favor of the amendment is:

4. Effective date of filing (optional):

(must not be later than 90 days after the certificate is filed)

5. Officer Signature :

ANNEX G
TARRAGON HOMES CORPORATION
OMNIBUS PLAN
     SECTION 1
     Purpose of the Plan
1.1	The purpose of this Tarragon Homes Corporation Omnibus Plan (the “Plan”) is to attract and retain the best available talent and encourage the highest level of performance by directors, officers, key employees and consultants, and to provide such persons with incentives to put forth maximum efforts for the success of Tarragon Homes Corporation (to be renamed Tarragon Corporation), a Delaware corporation (the “Company”), in order to serve the best interests of the Company and its stockholders.
     SECTION 2
     Definitions
2.1	As used in the Plan, the following definitions apply:
a.	“Affiliate” means an affiliate of the Company, as defined in Rule 12b-2 under the Exchange Act.

b.	“Award” means any Option, Restricted Stock, Stock Appreciation Right, Incentive Award or Long-Term Incentive Award or any other award granted under the Plan.

c.	“Beneficial Owner” shall have the meaning set forth in Rule 13d-3 under the Exchange Act.

d.	“Board” shall mean the Board of Directors of the Company.

e.	“Cause” shall mean:
1.	The willful and continued failure by the Participant substantially to perform his or her duties and obligations to the Company (other than any such failure resulting from his or her incapacity due to physical or mental illness);

2.	The willful engaging by the Participant in misconduct that is materially injurious to the Company;

3.	The commission by the Participant of a felony; or

4.	The commission by the Participant of a crime against the Company that is materially injurious to the Company.

For purposes of this Section 2.1(e), no act, or failure to act, on a Participant’s part shall be considered “willful” unless done, or omitted to be done, by the Participant in bad faith and without reasonable belief that his or her action or omission was in the best interests of the Company. Determination of Cause shall be made by the Committee in its sole discretion.

f.	“Change in Control” shall be deemed to have occurred upon the occurrence of any of the following events, except as may be otherwise prescribed by the Board in an Evidence of Award made under this Plan:
1.	upon the approval by the Board (or if approval of the Board is not required as a matter of law, the stockholders of the Company) of (A) any consolidation or merger of the Company in which the Company is not the continuing or surviving entity or pursuant to which shares of Common Stock would be converted into cash, securities or other property other than a merger in which the holders of shares of Common Stock immediately prior to the merger will have the same proportionate ownership of common stock of the surviving entity immediately after the merger, (B) any sale, lease, exchange, or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets of the Company, or (C) adoption of any plan or proposal for the liquidation or dissolution of the Company,

2.	when any “person” (as defined in Section 13(d) of the Exchange Act), other than the Company or any Subsidiary or Affiliate or employee benefit plan or trust maintained by the Company, shall become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 20% of the Voting Stock outstanding at the time, without the prior approval of the Board;

3.	at any time during a period of two consecutive years, individuals who at the beginning of such period constituted the Board shall cease for any reason to constitute at least a majority thereof, unless the election or the nomination for election by the stockholders of the Company of each new Director during such two year period was approved by a vote of at least two thirds of the Directors then still in office who were Directors at the beginning of such two year period;

4.	a filing pursuant to any federal or state law in connection with any tender offer for shares of the Company (other than a tender offer by the Company); or

5.	the occurrence of any other event or series of events, which, in the opinion of the Board, will, or is likely to, if carried out, result in a change of control of the Company.

g.	“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time, and any regulations promulgated thereunder.

h.	“Committee” means the committee established by the Board to administer the Plan, which at all times will consist of two or more Directors appointed by the Board, all of whom are intended (1) to meet all applicable independence requirements of the principal exchange or market on which the Common Stock is then listed or admitted for trading and (2) to qualify as Non-Employee Directors and as “outside directors” as defined in regulations adopted under Section 162(m) of the Code, as such terms may be amended from time to time; provided, however, that the failure of a member of the Committee to so qualify will not invalidate any Award granted under the Plan.

i.	“Common Stock” means the common stock, par value $0.01 per share, of the Company or any security into which shares of such common stock may be changed by reason of any transaction or event of the type referred to in Section 15 of the Plan.

j.	“Covered Employee” means a Participant who is, or is determined by the Committee to be likely to become, a “covered employee” within the meaning of Section 162(m) of the Code (or any successor provision) and, pursuant to Section 10.9 of this Plan, is designated by the Committee as a Covered Employee.

k.	“Director” shall mean a member of the Board.

l.	“Disability” shall mean:
1.	Any physical or mental condition that would qualify a Participant for a disability benefit under the long-term disability plan maintained by the Company and applicable to him or her;

2.	When used in connection with the exercise of an Incentive Stock Option following termination of employment, disability within the meaning of Section 22(e)(3) of the Code; or

3.	Such other condition as may be determined in the sole discretion of the Committee to constitute a Disability.
m.	“Employee” shall mean any officers or other employee of the Company or its Subsidiaries (including Directors who are otherwise employed by the Company or its Subsidiaries).

n.	“Evidence of Award” means an agreement, certificate, resolution or other type or form of writing or other evidence approved by the Committee that sets forth the terms and conditions of the awards granted. An Evidence of Award may be in an electronic medium, may be limited to notation on the books and records of the Company and, with approval of the Committee, need not be signed by a representative of the Company or a Participant.

o.	“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended from time to time.

p.	“Fair Market Value” of the Common Stock on a given date shall be based upon either:
1.	If the Common Stock is listed on a national securities exchange or quoted in an interdealer quotation system, the last sales price or, if unavailable, the average of the closing bid and asked prices per share of the Common Stock on such date (or, if there was no trading or quotation in the Common Stock on such date, on the next preceding date on which there was trading or quotation) as provided by one of such organizations; or

2.	If the Common Stock is not listed on a national securities exchange or quoted in an interdealer quotation system, the price will be equal to the Company’s fair market value, as determined by the Committee in good faith based upon the best available facts and circumstances at the time.
q.	“Incentive Stock Option” shall mean an Option that is an “incentive stock option” within the meaning of Section 422 of the Code, or any successor provision.

r.	“Incentive Award” means the annual incentive bonus earned by a participant pursuant to Section 10.

s.	“Issue Date” shall mean the date established by the Company on which certificates representing Restricted Stock shall be issued by the Company pursuant to the terms of Section 8.6.

t.	“Long-Term Incentive Award” means the incentive bonus, if any, earned by a Participant pursuant to Section 10.

u.	“Non-Employee Director” shall mean a Director that meets the requirements for a non-employee director, as such term is defined in Rule 16b-3.

v.	“Non-Qualified Stock Option” shall mean an Option other than an Incentive Stock Option.

w.	“Option” shall mean an option to purchase a number of shares of Common Stock granted pursuant to Section 7 or Section 11.

x.	“Partial Exercise” shall mean an exercise of an Award for less than the full extent permitted at the time of such exercise.

y.	“Participant” shall mean:
1.	a person who is selected by the Committee to receive an Award under the Plan and who, at the time, is an Employee or a consultant to the Company;

2.	a Director (including any Non-Employee Director); and

3.	upon the death of an individual described in (1) and (2) above, his or her successors, heirs, executors and administrators, as the case may be.
z.	“Performance Goal” means the target level of performance for each Performance Period designated by the Committee, for the Company as a whole, for a Subsidiary, for a particular project and, where applicable, for an individual Participant, in each case as established by the Committee pursuant to Section 10. The Performance Goals applicable to any Incentive Award or Long-Term Incentive Award made to a Covered Employee will be based solely upon one or more of the following measures of performance:
1.	Pre-tax or after-tax income from continuing operations;

2.	Sales or revenue, including from unconsolidated entities;

3.	Operating profit;

4.	General and administrative expenses;

5.	Earnings or book value per share;

6.	Net income;

7.	Net asset value;

8.	Stock price appreciation;

9.	Return on equity, assets, capital or investment;

10.	Achieving sales targets, including pricing levels and absorption rates;

11.	Earnings before interest, taxes, depreciation and amortization (EBITDA);

12.	Earnings before interest and taxes (EBIT);

13.	Achieving a reduction in outstanding indebtedness;

14.	Debt-to-equity ratios;

15.	Funds from operations; and

16.	Liquidity measured by availability of credit plus cash on hand.
Performance Goals may be expressed with respect to the Company as a whole, a Subsidiary or Affiliate of the Company, a division or strategic business unit of the Company, or one or more projects, and may be expressed in terms of absolute levels or percentages or ratios expressing relationships between two or more of the foregoing measures of performance, period-to-period changes, relative to business plans or budgets, or relative to one or more other companies or one or more indices. The two immediately preceding sentences are intended to comply with the exception from Section 162(m) of the Code for qualified performance-based compensation, and will be construed, applied and administered accordingly.
Each of the foregoing Performance Goals shall be determined in accordance with generally accepted accounting principles and shall be subject to certification by the Committee; provided that the Committee shall have the authority to make equitable adjustments to the Performance Goals in recognition of unusual or non-recurring events affecting the Company or any Subsidiary or Affiliate or the financial statements of the Company or any Subsidiary or Affiliate, in response to changes in applicable laws or regulations, or to account for items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of a business or related to a change in accounting principles; provided, however, in the case of a Covered Employee, that no such adjustment will be made if the effect of such adjustment would be to cause the related compensation to fail to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code.
aa.	“Plan” means this Tarragon Homes Corporation Omnibus Plan, as amended from time to time.

bb.	“Performance Period” means, in the case of determining Incentive Awards pursuant to Section 10, either one or more completed fiscal quarters or one full fiscal year of the Company, in the discretion of the Committee, and in the case of determining Long-Term Incentive Awards pursuant to Section 10, a period determined by the Committee not longer than five (5) consecutive fiscal years of the Company.

cc.	“Restricted Stock” shall mean a share of Common Stock that is granted pursuant to the terms and subject to the restrictions set forth in Section 8 of the Plan.

dd.	“Retirement” means a Participant’s voluntary termination of employment with the Company on or after attaining such age as may from time to time be established as the normal retirement date from the Company, and before being informed by the Company that his or her employment will be terminated.

ee.	“Rule 16b-3” shall mean the Rule 16b-3 under the Exchange Act.

ff.	“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

gg.	“Stock Appreciation Right” or “SAR” shall mean an Award granted pursuant to the terms of Section 9 of the Plan, which confers on the Participant a right to receive, upon exercise thereof, the excess of (1) the Fair Market Value of one share of Stock on the date of exercise over (2) the grant price of the SAR, payable in cash or shares of Common Stock, or a combination of such methods of payment.

hh.	“Subsidiary” means a corporation, company or other entity (1) more than 50% of whose outstanding shares or other securities (representing the right to vote for the election of directors or other managing authority) are, or (2) which does not have outstanding shares or other securities (as may be the case in a partnership, limited liability company, business trust or other legal entity), but more than 50% of whose ownership interest representing the right generally to make decisions for such entity is, now or hereafter, owned or controlled, directly or indirectly, by the Company, except that for purposes of determining whether any person may be a Participant for purposes of any grant of Incentive Stock Options, “Subsidiary” means any corporation in which the Company owns or controls, directly or indirectly, more than 50% of the total combined voting power represented by all classes of stock issued by such corporation.

ii.	“Vesting Date” shall mean the date established by the Committee on which Restricted Stock may vest.

jj.	“Voting Stock” means the securities of the Company entitled to vote generally in the election of directors and persons who serve similar functions.
     SECTION 3
     Types of Awards Covered
3.1	The Committee may grant Options, Stock Appreciation Rights, Restricted Stock, Incentive Awards and Long-Term Incentive Awards to Participants in such amounts and with such terms and conditions as the Committee shall determine, subject to the provisions of the Plan.

3.2	Each Award granted under the Plan shall be evidenced by an Evidence of Award which shall contain such provisions as the Committee may in its sole discretion deem necessary or desirable, provided that such provisions are not inconsistent with the express provisions of the Plan.

3.3	By accepting an Award, a Participant thereby agrees that the Award shall be subject to all of the terms and provisions of the Plan and the applicable Evidence of Award.
SECTION 4
Administration
4.1	Unless the administration of the Plan has been expressly assumed by the Board pursuant to a resolution of the Board, the Plan will be administered by the Committee. The Committee shall have the authority, in its sole discretion, subject to and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including, without limitation, the authority to:
a.	Grant Awards;

b.	Determine the persons to whom and the time or times at which Awards shall be granted;

c.	Determine the type and number of Awards to be granted, the number of shares of Common Stock to which an Award may relate and the terms, conditions, restrictions or Performance Goals relating to any Award;

d.	Determine whether, to what extent, and under what circumstances an Award may be settled, canceled, forfeited, exchanged, or surrendered;

e.	Make adjustments in the Performance Goals in recognition of unusual or non-recurring events affecting the Company or the financial statements of the Company (to the extent not inconsistent with Section 162(m) of the Code, if applicable), or in response to changes in applicable laws, regulations, or accounting principles;

f.	Construe and interpret any provision of the Plan and any Evidence of Award, which construction and interpretation by the Committee will be final and conclusive;

g.	Prescribe, amend and rescind rules and regulations relating to the Plan;

h.	Determine the terms and provisions of any Evidence of Award; and

i.	Make all other determinations deemed necessary or advisable for the administration of the Plan.
4.2	The Committee may, in its absolute discretion, without amendment to the Plan:
a.	Accelerate the date on which any Option granted under the plan becomes exercisable, waive or amend the operation of Plan provisions respecting exercise after termination of employment or otherwise adjust any of the terms of such Option;

b.	Accelerate the Vesting Date or waive any condition imposed hereunder with respect to any Restricted Stock; and

c.	Otherwise adjust any of the terms applicable to any Award; provided, however, in each case, that in the event of the occurrence of a Change in Control, the provisions of Section 15 hereof shall govern the vesting and exercise schedule of any Award granted hereunder.
4.3	No member of the Committee shall be liable for any action, omission or determination relating to the Plan, and the Company shall indemnify (to the full extent permitted under Delaware law) and hold harmless each member of the Committee and each other Director or Employee of the Company to whom any duty or power relating to the administration or interpretation of the Plan has been delegated against any cost or expense (including counsel fees) or liability (including any sum paid in settlement of a claim with the approval of the Committee) arising out of any action, omission or determination relating to the Plan, unless, in either case, such action, omission or determination was taken or made by such a member, Director or Employee in bad faith and without reasonable belief that it was in the best interests of the Company.
4.4	The Committee may employ such legal counsel and consultants as it may deem desirable for the administration of the Plan and may reasonably rely upon any opinion received from any such counsel or consultant and any computation received from any such consultant. The Committee shall keep minutes of its actions under the Plan.

4.5	The Committee may delegate to one or more of its members or to one or more officers of the Company, or to one or more agents or advisors, such administrative duties or powers as it may deem advisable, and the Committee or any person to whom duties or powers have been delegated as aforesaid, may employ one or more persons to render advice with respect to any responsibility Committee or such person may have under the Plan. The Committee may, by resolution, authorize one or more officers of the Company to do one or both of the following on the same basis as the Committee: (a) designate employees to be recipients of awards under this Plan; (b) determine the size of any such awards; provided, however, that (i) the Committee shall not delegate such responsibilities to any such officer for awards granted to an employee who is a Director or an executive officer or any person subject to Section 162(m) of the Code; (ii) the resolution providing for such authorization sets forth the number of shares of Common Stock such officer(s) may grant; and (c) the officer(s) shall report periodically to the Committee, as the case may be, regarding the nature and scope of the awards granted pursuant to the authority delegated.
     SECTION 5
     Eligibility
5.1	Incentive Stock Options shall be granted only to Employees. All other Awards may be granted to Employees, Directors (including Non-Employee Directors) and consultants to the Company.

5.2	An Employee, Director or consultant who has been granted an Award in one year shall not necessarily be entitled to be granted Awards in subsequent years.
     SECTION 6
     Shares of Stock Subject to the Plan
6.1	Subject to adjustment as provided in Sections 6.3 and 6.4 of the Plan, the number of shares of Common Stock that may be subject to the grant or settlement of Awards under the Plan will not exceed in the aggregate 3,000,000 shares.

6.2	Notwithstanding anything in this Section 6, or elsewhere in this Plan to the contrary, and subject to adjustment as provided in Section 6.3 and 6.4 of this Plan:

a.	No Participant will be granted Options or Stock Appreciation Rights, in the aggregate, for more than 500,000 shares of Common Stock during any calendar year.

b.	No Participant will be granted Restricted Stock or other awards under Section 8 of this Plan, in the aggregate, for more than 500,000 shares of Common Stock during any calendar year.

c.	The number of shares of Common Stock that may be issued or transferred by the Company upon the exercise of Incentive Stock Options will not exceed in the aggregate 1,750,000 shares of Common Stock.
6.3	Such shares may, in whole or in part, be authorized but unissued shares or shares that shall have been or may be reacquired by the Company in the open market, in private transactions or otherwise. If any shares subject to an Award are forfeited, cancelled, exchanged or surrendered or if an Award otherwise terminates or expires without a distribution of shares to the holder of such Award, the shares of Common Stock with respect to such Award shall, to the extent of any such forfeiture, cancellation, exchange, surrender, termination or expiration, again be available for Awards under the Plan.

6.4	The Committee shall make or provide for such adjustments in (a) the maximum number of shares of Common Stock specified in Sections 6.1 and 6.2, (b) the number of shares of Common Stock covered by outstanding Awards granted under the Plan, (c) the exercise price per share or grant price applicable to any Option and Stock Appreciation Rights, and (d) the number and kind of shares or other property covered by any such Awards (including shares of another issuer), as the Committee in its discretion, exercised in good faith, may determine is equitably required to prevent dilution or enlargement of the rights of Participants that otherwise would result from (i) any stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of the Company, or (ii) any merger, consolidation, spin-off, split-off, spin-out, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities, or (iii) any other corporate transaction or event having an effect similar to any of the foregoing. However, such adjustments shall be made automatically, without the necessity of action by the Committee, on the customary arithmetical basis in the case of any stock split, including a stock split effected by means of a stock dividend, and in the case of any other dividend paid in shares of the Company. In the event of any such transaction or event, the Committee, in its discretion, may provide in substitution for any or all outstanding Awards such alternative consideration as it, in good faith, may determine to be equitable under the circumstances and may require in connection with such substitution the surrender of all Awards so replaced. Moreover, the Committee may on or after the date of grant of any Award provide in the Evidence of Award that the holder of the Award may elect to receive an equivalent award in respect of securities of the surviving entity of any merger, consolidation or other transaction or event having a similar effect, or the Committee may provide that the holder will automatically be entitled to receive such an equivalent award.

     SECTION 7
     Stock Options
7.1	The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the granting to Participants of Options to purchase shares of Common Stock. Except as otherwise set forth in this Plan, each such grant will be subject to the all of the requirements contained in this Section 7.

7.2	Each Option shall be clearly identified in the applicable Evidence of Award as either an Incentive Stock Option or a Non-Qualified Stock Option.

7.3	Each Evidence of Award with respect to an Option shall set forth the exercise price per share of Common Stock payable by the Participant to the Company upon exercise of the Option. The exercise price per share of Common Stock shall be the Fair Market Value of a share of Common Stock on the date the Option is granted.

7.4	Term and Exercise of Options
a.	Unless the applicable Evidence of Award provides otherwise, an Option shall become cumulatively exercisable as to 20% percent of the shares of Common Stock covered thereby on each of the first, second, third, fourth and fifth anniversaries of the date of grant. The Committee shall determine the expiration date of each Option; provided, however, that no Option shall be exercisable more than 10 years after the date of grant. Unless the applicable Evidence of Award provides otherwise and except in the event of a Change in Control, no Option shall be exercisable prior to the first anniversary of the date of grant.

b.	An Option may be exercised for all or any portion of the Common Stock as to which it is exercisable, provided that no Partial Exercise of an Option shall be for less than 100 shares of Common Stock. The Partial Exercise of an Option shall not cause the expiration, termination or cancellation of the remaining unexercised portion thereof.

c.	An Option shall be exercised by delivering notice and appropriate payment to the Company, directed to the attention of its Secretary. Such notice shall be accompanied by a copy of the applicable Evidence of Award, shall specify the number of shares of Common Stock with respect to which the Option is being exercised and shall be signed by the Participant or other person then having the right to exercise the Option; provided, however, that any notice delivered regarding the exercise of an Option by someone other than the Participant must be accompanied by evidence sufficient to demonstrate that the exercising party is the legal holder of the Option and the transfer of the Option was accomplished in accordance with the Plan and the Evidence of Award applicable to the Option.

d.	Payment for Common Stock purchased upon the exercise of an Option shall be made on the effective date of such exercise by one or a combination of the following means:

1.	In cash or by personal check, certified check, bank cashier’s check or wire transfer.

2.	Subject to the approval of the Committee, in Common Stock owned by the Participant for at least six months prior to the date of exercise and having an aggregate Fair Market Value on the business day immediately preceding the date of such exercise equal to the aggregate exercise price of the Option or Partial Option being exercised.

3.	Subject to the approval of the Committee, and, the extent permitted by law, any grant may provide for payment of the aggregate exercise price of an Option or Partial Option (as well as any withholding tax described in Section 14) from the proceeds of sale through a bank or broker of some or all of the shares of Common Stock to which such exercise relates.

4.	Subject to the approval of the Committee, by such other method of payment as the Committee may from time to time authorize.

5.	Each Participant shall notify the Company of any disposition of Common Stock issued pursuant to the exercise of an Incentive Stock Option under the circumstances described in Section 421(b) of the Code (relating to certain disqualifying dispositions), within 10 calendar days of such disposition.
7.5	Limitations on Incentive Stock Options
a.	To the extent that the aggregate Fair Market Value of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by a Participant during any calendar year under the Plan and any other option plan of the Company (or any Subsidiary) shall exceed $100,000, such Options shall be treated as Non-Qualified Stock Options. Such Fair Market Value shall be determined as of the date on which each such Incentive Stock Option is granted.

b.	No Incentive Stock Option may be granted to an individual if, at the time of the proposed grant: such individual owns (or is deemed to own by virtue of the Code) Common Stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company or any Subsidiary unless:
1.	The exercise price of such Inventive Stock Option is at least 110 percent of the Fair Market Value of a share of Common Stock at the time such Incentive Stock Option is granted; and

2.	Such Incentive Stock Option is not exercisable after the expiration of five years from the date such Incentive Stock Option is granted.

7.6	Effect of Termination of Employment or Association
a.	Unless the applicable Evidence of Award relating to the Option provides otherwise, in the event that the employment or directorship (together, hereinafter referred to as “association”) of a Participant (other than a Non-Employee Director) with the Company shall terminate for any reason other than Cause, Disability or death:
1.	Options granted to such Participant, to the extent that they are exercisable at the time of such termination, shall remain exercisable only until the date that is 90 calendar days after the date of such termination, on which date they shall expire at 5:00 p.m. Eastern Time; and

2.	Options granted to such Participant, to the extent not exercisable at the time of such termination, shall expire on the date of such termination at 5:00 p.m. Eastern Time.

3.	The 90-day period described in Section 7.5(a)(1) shall be extended to one year from the date of such termination, in the event of the Participant’s death during such 90-day period. Notwithstanding the foregoing, no Option shall be exercisable after the expiration of its term.
b.	Unless the applicable Evidence of Award provides otherwise, in the event that the association of a Participant (other than a Non-Employee Director) with the Company shall terminate on account of the Disability or death of the Participant:
1.	Options granted to such Participant, to the extent that they were exercisable at the time of such termination, shall remain exercisable until the first anniversary of such termination, on which date they shall expire at 5:00 p.m. Eastern Time; provided, however, that no Option shall be exercisable after the expiration of its term; and

2.	Options granted to such Participant, to the extent not exercisable at the time of such termination, shall expire on the date of such termination at 5:00 p.m. Eastern Time.
c.	In the event of the termination of a Participant’s association for Cause, all then-outstanding and unexercised Options granted to such Participant shall expire at 5:00 p.m. Eastern Time on the date of such termination.

d.	Each Evidence of Award relating to the Options granted to a consultant will contain provisions relating to the conditions under which such Options will expire in connection with the termination of a consultant’s association with the Company.

     SECTION 8
     Restricted Stock
8.1	At the time of the grant of Restricted Stock, the Committee shall establish an Issue Date or Issue Dates and a Vesting Date or Vesting Dates with respect to such shares of Restricted Stock. The Committee may divide such shares of Restricted Stock into classes and assign a different Issue Date or Vesting Date for each class. If the Participant is employed by the Company on an Issue Date (which may be the date of grant), the specified number of shares of Restricted Stock shall be issued in accordance with the provisions of Section 8.6. Provided that all conditions to the vesting of Restricted Stock imposed pursuant to Section 8.2 are satisfied, and except as provided in Section 8.8, upon the occurrence of the Vesting Date with respect to Restricted Stock, such Restricted Stock shall vest and the restrictions associated therewith shall lapse.

8.2	At the time of the grant of Restricted Stock, the Committee may impose such restrictions or conditions to the vesting of such Restricted Stock as it, in its absolute discretion, deems appropriate, including the attainment of Performance Goals.

8.3	If any Participant shall, in connection with the acquisition of Restricted Stock under the Plan, make the election permitted under Section 83(b) of the Code (i.e., an election to include in gross income in the year of transfer the amounts specified in Section 83(b)), such Participant shall notify the Company of such election within 10 calendar days of filing notice of the election with the Internal Revenue Service, in addition to any filing and a notification required pursuant to regulations issued under the authority of Section 83(b) of the Code.

8.4	Prior to the vesting of any Restricted Stock, no transfer of a Participant’s rights with respect to such Restricted Stock, whether voluntary or involuntary, by operation of law or otherwise, shall be permitted. Immediately upon any attempt to transfer such rights, the Participant shall forfeit such Restricted Stock, and all of the rights related thereto.

8.5	The Committee in its discretion may require that any dividends or distributions paid on Restricted Stock be held in escrow until all restrictions on such Restricted Stock have lapsed.

8.6	Issuance of Certificates
a.	Reasonably promptly after the Issue Date with respect to Restricted Stock, the Company shall cause to be issued a certificate, registered in the name of the Participant to whom such shares of Restricted Stock were granted, evidencing such shares of Restricted Stock; provided that the Company shall not cause such a certificate to be issued unless it has received a power of attorney duly endorsed in blank with respect to such shares of Restricted Stock. Each such certificate shall bear the following legend:
The transferability of this certificate and the stock represented hereby are subject to the restrictions, terms and conditions (including forfeiture provisions and restrictions against transfer) contained in the Tarragon Homes Corporation Omnibus Plan and an agreement, certificate, resolution or other evidence approved by the company. A copy of the Omnibus Plan and agreement is on file with the secretary of the company.
Such legend shall not be removed until such Restricted Stock vests pursuant to the terms hereof.

b.	The Company shall hold each certificate issued pursuant to this Section 8.6, together with the powers relating to the Restricted Stock evidenced by such certificate, unless the Committee determines otherwise.
8.7	Upon vesting of any Restricted Stock pursuant to the terms hereof, the restrictions of Section 8.4 shall lapse with respect to such Restricted Stock. Reasonably promptly after any Restricted Stock vests, the Company shall cause to be delivered to the Participant to whom such shares of Restricted Stock were granted a certificate evidencing such Stock, free of the legend set forth in Section 8.6.

8.8	Subject to such other provision as the Committee may set forth in the applicable Evidence of Award, and to the Committee’s amendment authority pursuant to Section 4, upon the termination of a Participant’s employment or association for any reason other than Cause, any and all Restricted Stock to which restrictions on transferability apply shall be immediately forfeited by the Participant and transferred to, and reacquired by, the Company.

In the event of a forfeiture of Restricted Stock pursuant to this Section, the Company shall repay to the Participant (or the Participant’s estate) any amount paid by the Participant for such shares of Restricted Stock. In the event that the Company requires a return of Restricted Stock, it shall also have the right to require the return of all dividends or distributions paid on such Restricted Stock, whether by termination of any escrow arrangement under which such dividends or distributions are held or otherwise.

In the event of the termination of a Participant’s employment or association for Cause, all shares of Restricted Stock granted to such Participant which have not vested as of the date of such termination shall immediately be returned to the Company, together with any dividends or distributions paid on such shares of Restricted Stock, in return for which the Company shall repay to the Participant any amount paid by the Participant for such shares of Restricted Stock.

8.9	Restricted Stock granted pursuant to this Section 8 may be based on the attainment by the Company (or a Subsidiary or division of the Company if applicable) of Performance Goals established by the Committee.

     SECTION 9
     Stock Appreciation Rights
9.1	The Evidence of Award covering an Award of a Stock Appreciation Right, or SAR, shall specify the grant price of the SAR, which may be fixed at not less than the Fair Market Value of a share of Common Stock on the date of grant or may vary in accordance with a predetermined formula while the SAR is outstanding.

9.2	Subject to the terms of the Plan, the Committee shall determine the time or times at which and the circumstances under which an SAR may be exercised in whole or in part (including based on the attainment of Performance Goals established by the Committee or future service requirements approved by the Committee), the time at which an SAR shall cease to be or become exercisable following termination of employment or affiliation with the Company or upon other conditions, the method of exercise, method of settlement, form of consideration payable in settlement, method by or forms in which Common Stock will be delivered or deemed to be delivered to a Participant, whether or not an SAR shall be in tandem or in combination with any other Award, and any other terms and conditions determined by the Committee.
     SECTION 10
     Performance-Based Compensation
10.1	Performance Goals
a.	The Committee will establish a Performance Period, and approve the applicable Performance Goals for each eligible Participant, based upon the consolidated business plan of the Company. Performance Goals shall be established not later than 90 calendar days after the beginning of any Performance Period, or at such other date as may be required or permitted for “performance-based compensation” under Section 162(m) of the Code. Such Performance Goals will not be adjusted during a Performance Period, except that such Performance Goals may be so adjusted to prevent dilution or enlargement of any Incentive Award or Long-Term Incentive Award as a result of extraordinary events or circumstances as determined by the Committee or to exclude the effects of extraordinary, unusual or nonrecurring events, changes in accounting principles, discontinued operations, acquisitions, divestitures and material restructuring charges; provided, however, in the case of a Covered Employee, that no such adjustment will be made if the effect of such adjustment would be to cause the related compensation to fail to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code. To the extent required to comply with Section 162(m) of the Code, the Committee may delegate any responsibility relating to such Awards.

b.	The Committee will (i) notify each eligible employee who has been selected to receive Incentive Awards or Long-Term Incentive Awards that he or she is an eligible Participant under this Section 10 for such Performance Period and (ii)

communicate in writing to each eligible Participant the minimum, maximum, or target Performance Goals applicable to such eligible Participant for such Performance Period, and the corresponding minimum, maximum or target levels of Incentive Awards and Long-Term Incentive Awards for performance by the eligible Participant with respect to such Performance Goals.
10.2	Incentive Awards
a.	Subject to Section 10.1, unless changed by the Committee, each eligible Participant may earn Incentive Awards as hereinafter provided. The actual performance of the Company, a Subsidiary or Affiliate of the Company, a division or strategic business unit of the Company, or a particular project during a particular Performance Period will be measured against the Performance Goals established by the Committee for each eligible Participant, in accordance with Section 10.1. In the event such performance for the Performance Period is below the minimum Performance Goal established for an eligible Participant, no Incentive Award will be paid to such eligible Participant in respect thereof. In the event that such performance is equal to or greater than the Performance Goal established therefore, up to the maximum level of Incentive Award will be paid to such eligible Participant in respect thereof, at the discretion of the Committee.

b.	Except in the case of a Covered Employee, the Incentive Award determined pursuant to Section 10.2(a) may be modified by the Committee to recognize an eligible Participant’s individual performance or in other circumstances deemed appropriate by the Committee.

c.	Notwithstanding any other provision of this Plan to the contrary, in no event will the grant date Fair Market Value of any Incentive Award paid to any eligible Participant for a fiscal year exceed $4 million.
10.3	Long-Term Incentive Awards
a.	Unless changed by the Committee, each eligible Participant may earn Long-Term Incentive Awards as hereinafter provided. Actual performance during a particular Performance Period will be measured against the Performance Goals established by the Committee in accordance with Section 10.1. In the event such performance for such Performance Period is below the minimum Performance Goal established, no Long-Term Incentive Awards will be paid to eligible Participants in respect thereof. In the event such performance is equal to or greater than the maximum Performance Goal established, up to the maximum level of Long-Term Incentive Awards will be paid to eligible Participants in respect thereof, at the discretion of the Committee.

b.	Except in the case of a Covered Employee, the Long-Term Incentive Award determined pursuant to Section 10.3(a) may be modified by the Committee to recognize an eligible Participant’s individual performance or in other circumstances deemed appropriate by the Committee.

c.	Notwithstanding any other provision of this Plan to the contrary, in no event will the grant date Fair Market Value of any Long-Term Incentive Award paid to any eligible Participant for a Performance Period exceed $6 million.
10.4	Incentive Awards and Long-Term Incentive Awards will be paid to eligible Participants in respect of any specific Performance Period (i) in cash, Common Stock or other property, in the discretion of the Committee, and (ii) on the date(s) and subject to such other terms as shall be determined by the Committee at the time that Performance Goals are established for a specific Performance Period. Unless deferred under procedures adopted by the Committee, any such payment will be made no later than two and one-half months after the last day of the last fiscal year of the Performance Period related to the award. The Company may deduct from any payment such amounts as may be required to be withheld under applicable law. The Committee may, in its discretion, reduce the amount of a settlement otherwise to be made in connection with such Awards.

10.5	If an eligible Participant terminates employment with the Company and its Subsidiaries before the last day of a Performance Period due to death, Disability, or Retirement with the consent of the Company, the eligible Participant’s Incentive Awards and Long-Term Incentive Awards will be prorated on the basis of the ratio of the number of months of participation during the Performance Period to which the Incentive Awards and Long-Term Incentive Awards relate to the aggregate number of months in such Performance Period. If an eligible Participant’s employment with the Company and its Subsidiaries is terminated by the Company or any such Subsidiary before the last day of a Performance Period for any reason other than for Cause, the eligible Participant’s Incentive Awards and Long-Term Incentive Awards will be prorated on the basis of the ratio of the number of months of participation during the Performance Period to which the Incentive Awards and the Long-Term Incentive Awards relate to the aggregate number of months in such Performance Period, unless otherwise determined by the Committee. Except as otherwise provided in this Section 10.5, for the purposes of Section 10, if an eligible Participant’s employment with Company and its Subsidiaries is terminated before the last day of a Performance Period for any reason, the eligible Participant will not be entitled to any Incentive Award or Long-Term Incentive Award for such Performance Period, unless otherwise determined by the Committee.

10.6	Transfers and Changes of Responsibilities
a.	If an eligible Participant’s responsibilities materially change or if the eligible Participant is transferred during a Performance Period to another position that is not designated or eligible to participate under this Section 10, the Company may, as determined by the Committee, either (i) continue the eligible Participant’s participation under this Section 10 and, except in the case of a Covered Employee, as of the date of such change or transfer, establish new performance awards (as determined pursuant to Section 10.6(b)) in respect of Incentive Awards or Long-Term Incentive Awards, as the case may be, for the eligible Participant with respect to his or her new position, or (ii) terminate the eligible Participant’s participation under this Section 10 in respect of Incentive Awards or Long-Term Incentive Awards, as the case may be, and, as of the date of such change or transfer, the eligible Participant’s Incentive Awards or Long-Term Incentive Awards, as the case may be, and, as of the date of such change or transfer, the eligible Participant’s Incentive Awards or Long-Term Incentive Awards, as the case may be, would be prorated on the basis of the ratio of the number of months of the eligible Participant’s participation during the Performance Period to which such Incentive Awards or Long-Term Incentive Awards, as the case may be, relate to the aggregate number of months in such Performance Period.
b.	If in the event of such a change or transfer the eligible Participant’s participation under this Section 10 in respect of Incentive Awards or Long-Term Incentive Awards, as the case may be, is not terminated pursuant to Section 10.6(a)(ii), then the eligible Participant’s Incentive Awards or Long-Term Awards, as the case may be, will be prorated on the basis of the number of months of service by the eligible Participant in each position during the Performance Period.
10.7	In connection with any Change in Control, the Committee will take all such actions hereunder as it may determine to be necessary or appropriate to treat eligible Participants equitably under this Section 10, including without limitation the modification or waiver of applicable Performance Goals, Performance Periods, Incentive Awards or Long-Term Incentive Awards, notwithstanding the terms of any initial Award, and whether to establish or fund a trust or other arrangement intended to secure the payment of such Awards.

10.8	Unless otherwise determined by the Committee, all Incentive Awards and Long-Term Incentive Awards will be paid from the Company’s general assets, and nothing contained under this Section 10 will require the Company to set aside or hold in trust any funds for the benefit of any eligible Participant, who will have the status of a general unsecured creditor of the Company.

10.9	It is the intent of the Company that Awards granted to persons who are designated by the Committee, as being, or as likely to be Covered Employees shall, if so designated by the Committee, constitute “qualified performance-based compensation” within the meaning of Section 162(m) of the Code and regulations thereunder. Accordingly, the terms of this Section, including the definitions of Covered Employee and other terms used herein, shall be interpreted in a manner consistent with Section 162(m) of the Code and regulations thereunder. The foregoing notwithstanding, because the Committee cannot determine with certainty whether a given Participant will be a Covered Employee, the term Covered Employee as used herein shall mean only a person designated by the Committee, at the time of grant of an Award, as likely to be a Covered Employee. If any provision of the Plan or any Evidence of Award relating to such Awards does not comply or is inconsistent with the requirements of Section 162(m) of the Code or regulations thereunder, such provision shall be construed or deemed amended to the extent necessary to conform to such requirements.

10.10	Notwithstanding any other provision of this Plan or of any other agreement, contract, or understanding heretofore or hereafter entered into by a Participant with the Company or any Affiliate, except an agreement, contract, or understanding hereafter entered into by a

Participant with the Company or any Affiliate that expressly modifies or excludes application of this paragraph (an “Other Agreement”), and notwithstanding any formal or informal plan or other arrangement for the direct or indirect provision of compensation to the Participant (including groups or classes of Participants or beneficiaries of which the Participant is a member), whether or not such compensation is deferred, is in cash, or is in the form of a benefit to or for the Participant (a “Benefit Arrangement”), if the Participant is a “disqualified individual,” as defined in Section 280G(c) of the Code, any Option, Restricted Stock or SAR Award held by the Participant and any right to receive any payment or other benefit under this Plan shall not become exercisable, vested or paid (i) to the extent that such right to exercise, vesting, payment, or benefit, taking into account all other rights, payments or benefits to or for the Participant under this Plan, all Other Agreements, and all Benefit Arrangements, would cause any payment or benefit to the Participant under this Plan, any Other Agreement or any Benefit Arrangement to be considered a “parachute payment” within the meaning of Section 280G(b)(2) of the Code as then in effect (a “Parachute Payment”) and (ii) if, as a result of receiving a Parachute Payment, the aggregate after-tax amounts received by the Participant from the Company under this Plan, all Other Agreements, and all Benefit Arrangements would be less than the maximum after-tax amount that could be received by the Participant without causing any such payment or benefit to be considered a Parachute Payment. In the event that the receipt of any such right to exercise, vesting, payment or benefit under this Plan, in conjunction with all other rights, payments, or benefits to or for the Participant under any Other Agreement or any Benefit Arrangement would cause the Participant to be considered to have received a Parachute Payment that would have the effect of decreasing the after-tax amount received by the Participant as described in clause (ii) of the preceding sentence, then the Participant shall have the right, in the Participant’s sole discretion, to designate those rights, payments or benefits under this Plan, any Other Agreements, and any Benefit Arrangements that should be reduced or eliminated so as to avoid having the payment or benefit to the Participant under this Plan, any Other Agreement or any Benefit Arrangement be deemed to be a Parachute Payment.
     SECTION 11
     Awards to Non-Employee Directors
11.1	The Committee shall grant each Non-Employee Director an Option on the first business day of each fiscal year of the Company, commencing with January 1, 2008, for 2,000 shares (subject to future adjustment pursuant to Section 6.3 and 6.4) if such Non-Employee Director is a Director on such date; provided, that the Committee may at any time and in its sole discretion, increase the size of the grant to be made to the Non-Employee Directors on or prior to each such date. Subject to Section 7.4 of this Plan and any Non-Employee Director’s Evidence of Award, the terms and exercise of each such Option shall be as set forth in this Section 11.1.
a.	Nothing contained in this Plan or any Evidence of Award shall be deemed to confer upon any Director any right to serve as a Director for any period of time or to continue at any rate of compensation. None of the Options awarded hereunder are intended to qualify as Incentive Stock Options pursuant to Section 422(b) of the Code.
b.	Unless the applicable Evidence of Award provides otherwise, the term of each Option granted to a Non-Employee Director under this Section 11.1 shall be for a fixed expiration date of the first to occur of (i) not later than ten years from the date such Option is granted or (ii) the first anniversary of the date the Director ceases to be a Director; provided, that to the extent required to comply with Rule 16b-3, no such Option shall be exercisable within the first six months of its term, unless death or Disability of the Non-Employee Director occurs during such period.

c.	The exercise price of shares issued pursuant to each Option granted to a Non-Employee Director shall be 100% of the Fair Market Value of the shares of Common Stock on the date such Option is granted. The shares of Common Stock subject to each such Option shall be exercisable in full or in installments of equal or unequal amount at such times as shall be determined by the Non-Employee Director from and after the grant date, subject to any termination provisions set forth in any Non-Employee Director’s Evidence of Award.

d.	An Option granted to a Non-Employee Director may be exercised for all or any portion of the Common Stock as to which it is exercisable, provided that no Partial Exercise of an Option shall be for less than 100 shares of Common Stock. The Partial Exercise of an Option shall not cause the expiration, termination or cancellation of the remaining unexercised portion thereof.

e.	An Option granted to a Non-Employee Director shall be exercised by delivering notice to the Company, directed to the attention of its Secretary. Such notice shall be accompanied by a copy of the applicable Evidence of Award and appropriate payment therefor, shall specify the number of shares of Common Stock with respect to which the Option is being exercised and shall be signed by the eligible Participant or other person then having the right to exercise the Option; provided, however, that any notice delivered regarding the exercise of an Option by someone other than the Participant must be accompanied by evidence sufficient to demonstrate that the exercising party is the legal holder of the Option and the transfer of the Option was accomplished in accordance with the Plan and the Evidence of Award applicable to the Option.

f.	Payment for Common Stock purchased upon the exercise of an Option granted to a Non-Employee Director shall be made on the effective date of such exercise by one or a combination of the following means:
1.	In cash or by personal check, certified check, bank cashier’s check or wire transfer.

2.	Subject to the approval of the Committee, in Common Stock owned by the Non-Employee Director for at least six months prior to the date of exercise and having an aggregate Fair Market Value on the business day immediately preceding the date of such exercise equal to the aggregate exercise price of the Option or Partial Option being exercised.

3.	Subject to the approval of the Committee, and, the extent permitted by law, any grant may provide for payment of the aggregate exercise price of an Option or Partial Option from the proceeds of sale through a bank or broker of some or all of the shares of Common Stock to which such exercise relates.

4.	Subject to the approval of the Committee, by such other method of payment as the Committee may from time to time authorize.
11.2	Notwithstanding Section 11.1, the Committee may, from time to time and upon such terms and conditions as it may determine, authorize the granting to Non-Employee Directors of Options, Stock Appreciation Rights or other awards contemplated by Section 10 or 12 of this Plan and may also authorize the grant or sale of shares of Common Stock or Restricted Stock to Non-Employee Directors. Subject to Section 7.5 of this Plan and the Evidence of Award for such Non-Employee Director, the terms of any such grant will be governed by the requirements contained in this Section 11.2. Each grant of such an Award to a Non-Employee Director will be upon such terms and conditions as approved by the Committee, will not be required to be subject to any minimum vesting period, and will be evidenced by an Evidence of Award in such form as will be approved by the Committee. Each grant will specify in the case of an Option an exercise price per share, and in the case of a Stock Appreciation Right, a grant price per share, which will not be less than the Fair Market Value on the date of grant. Each Option and Stock Appreciation Right granted under the Plan to a Non-Employee Director will expire not more than ten years from the Date of Grant and will be subject to earlier termination as hereinafter provided. If a Non-Employee Director subsequently becomes an employee of the Company or a Subsidiary or Affiliate while remaining a member of the Board, any award held under this Plan by such individual at the time of such commencement of employment will not be affected thereby.
     SECTION 12
     Other Awards
12.1	The Committee may, subject to limitations under applicable law, grant to any Participant such other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares of Common Stock or factors that may influence the value of such shares, including, without limitation, convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of Common Stock, purchase rights for shares of Common Stock, awards with value and payment contingent upon performance of the Company or specified Subsidiaries, affiliates or other business units thereof or any other factors designated by the Committee, and awards valued by reference to the book value of shares of Common Stock or the value of securities of, or the performance of specified Subsidiaries or affiliates or other business units of the Company. The Committee shall determine the terms and conditions of such awards. Shares of Common Stock delivered pursuant to an award in the nature of a purchase right granted under this Section 12 shall be purchased for such consideration, paid for at such time, by such methods, and in such forms, including, without limitation, shares of Common Stock, other awards, notes or other property, as the Committee shall determine.
12.2	The Committee may grant shares of Common Stock as a bonus, or may grant other awards in lieu of obligations of the Company, a Subsidiary or an Affiliate to pay cash or deliver other property under the Plan or under other plans or compensatory arrangements, subject to such terms as shall be determined by the Committee.
     SECTION 13
     Transfer of Awards; Designation of Beneficiary
13.1	Upon the death of a Participant, outstanding Awards granted to such Participant may be exercised only by the executor or administrator of the Participant’s estate or by a person who shall have acquired the right to such exercise by will or by the laws of descent and distribution. No transfer of an Award by will or the laws of descent and distribution shall be effective to bind the Company unless the Committee shall have been furnished with written notice thereof and with a copy of the will or such evidence as the Committee may deem necessary to establish the validity of the transfer and an agreement by the transferee to comply with all the terms and conditions of the Award that are or would have been applicable to the Participant and to be bound by the acknowledgments made by the Participant in connection with the grant of the Award.

13.2	Subject to any conditions as the Committee may prescribe, a Participant, except in the case of an Incentive Stock Option, may, upon providing written notice to the Secretary of the Company, (a) transfer an Award as required by a qualified domestic relations order, or (b) elect to transfer any or all Awards granted to such Participant pursuant to the Plan to members of his or her immediate family, including, but not limited to, children, grandchildren and spouse or to trusts for the benefit of such immediate family members or to partnerships in which such family members are the only partners; provided, however, that no such transfer by any Participant may (i) be made in exchange for consideration, or (ii) be made in a manner inconsistent with federal or state securities laws or any registration statement relating to the Award.

13.3	A Participant may file with the Committee a written designation of a beneficiary on such form as may be prescribed by the Committee and may, from time to time, amend or revoke such designation. If no designated beneficiary survives the Participant, the executor or administrator of the Participant’s estate shall be deemed to be the grantee’s beneficiary.

     SECTION 14
     Tax Withholding
14.1	To the extent that the Company is required to withhold federal, state, local or foreign taxes in connection with any payment made or benefit realized by a Participant or other person under this Plan, and the amounts available to the Company for such withholding are insufficient, it will be a condition to the receipt of such payment or the realization of such benefit that the Participant or such other person make arrangements satisfactory to the Company for payment of the balance of such taxes required to be withheld, which arrangements (in the discretion of the Committee) may include relinquishment of a portion of such benefit. If a Participant’s benefit is to be received in the form of shares of Common Stock, and such Participant fails to make arrangements for the payment of tax, the Company shall withhold such shares of Common Stock having a value equal to the amount required to be withheld. Notwithstanding the foregoing, when a Participant is required to pay the Company an amount required to be withheld under applicable income and employment tax laws, the Participant may elect to satisfy the obligation, in whole or in part, by electing to have withheld, from the shares required to be delivered to the Participant, shares of Common Stock having a value equal to the amount required to be withheld (except in the case of Restricted Stock where an election under Section 83(b) of the Code has been made), or by delivering to the Company other shares of Common Stock held by such Participant. The shares used for tax withholding will be valued at an amount equal to the Fair Market Value of such shares of Common Stock on the date such shares of Common Stock are withheld or delivered. In no event shall the Fair Market Value of the shares of Common Stock to be withheld and delivered pursuant to this Section to satisfy applicable withholding taxes in connection with the benefit exceed the minimum amount of taxes required to be withheld.
     SECTION 15
     Change in Control
15.1	Notwithstanding anything in this Plan to the contrary and except as may otherwise be provided in any Evidence of Award, upon the occurrence of a Change in Control, any Award carrying a right to exercise that was not previously exercisable and vested shall become fully exercisable and vested, and the restrictions and forfeiture conditions applicable to any Award granted under the Plan shall lapse and such Award shall be deemed fully vested. Notwithstanding anything in the Plan to the contrary, upon the occurrence of a Change in Control, the purchaser(s) of the Company’s assets or stock may, in his, her, or its discretion, deliver to the holder of an Award the same kind of consideration that is delivered to the stockholders of the Company as a result of such Change in Control, or the Board may cancel all outstanding Awards in exchange for consideration in cash or in kind as the Committee, in good faith, may determine to be equitable under the circumstances. The Board has final authority to determine the exact date on which a Change in Control has been deemed to have occurred.

15.2	Upon dissolution or liquidation of the Company, all Awards granted under this Plan shall terminate, but each holder of an Award shall have the right, immediately prior to such dissolution or liquidation, to exercise his or her Award to the extent then exercisable.
     SECTION 16
     Securities Matters
16.1	The Company shall be under no obligation to effect the registration pursuant to the Securities Act of any interests in the Plan or any Common Stock to be issued hereunder or to effect similar compliance under any state laws. Notwithstanding anything herein to the contrary, the Company shall not be obligated to cause to be issued or delivered any certificates evidencing Common Stock pursuant to the Plan unless and until the Company is advised by its counsel that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authority and the requirements of any securities exchange on which shares of Common Stock are traded. The Committee may require, as a condition of the issuance and delivery of certificates evidencing shares of Common Stock pursuant to the terms hereof, that the recipient of such shares of Common Stock make such agreements and representations, and that such certificates bear such legends, as the Committee, in its sole discretion, deems necessary or desirable.

16.2	The transfer of any shares of Common Stock hereunder shall be effective only at such time as counsel to the Company shall have determined that the issuance and delivery of such shares of Common Stock is in compliance with all applicable laws, regulations of governmental authority, the requirements of any securities exchange on which shares of Common Stock are traded. The Committee may, in its sole discretion, defer the effectiveness of any transfer of Common Stock hereunder in order to allow the issuance of such Common Stock to be made pursuant to registration or an exemption from registration or other methods for compliance available under federal or state securities laws. The Committee shall inform the Participant in writing of its decision to defer the effectiveness of a transfer. During the period of such deferral in connection with the exercise of an Award, the Participant may, by written notice, withdraw such exercise and obtain the refund of any amount paid with respect thereto.

16.3	During any time that the Company has a class of equity security registered under Section 12 of the Exchange Act, it is the intent of the Company that Awards granted pursuant to the Plan and the exercise of Awards granted pursuant to the Plan will qualify for the exemption provided by Rule 16b-3 under the Exchange Act. To the extent that any provision of the Plan or action by the Board does not comply with the requirements of Rule 16b-3, it shall be deemed inoperative with respect to Directors and officers of the Company subject to Section 16 of the Exchange Act to the extent permitted by law or deemed advisable by the Board, and shall not affect the validity of the Plan. In the event that Rule 16b-3 is revised or replaced, the Board may exercise its discretion to modify this Plan in any respect necessary to satisfy the requirements of, or to take advantage of any features of, the revised exemption or its replacement.

     SECTION 17
     Compliance with Section 409A of the Code
17.1	To the extent applicable, it is intended that this Plan and any grants made hereunder comply with the provisions of Section 409A of the Code. This Plan and any grants made hereunder shall be administrated in a manner consistent with this intent, and any provision that would cause this Plan or any grant made hereunder to fail to satisfy Section 409A of the Code shall have no force and effect until amended to comply with Section 409A of the Code (which amendment may be retroactive to the extent permitted by Section 409A of the Code and may be made by the Company without the consent of Participants). Any reference in this Plan to Section 409A of the Code will also include any proposed, temporary or final regulations, or any other guidance, promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service.

17.2	In order to determine for purposes of Section 409A of the Code whether a Participant is employed by a member of the Company’s controlled group of corporations under Section 414(b) of the Code (or by a member of a group of trades or businesses under common control with the Company under Section 414(c) of the Code) and, therefore, whether the shares of Common Stock that are or have been purchased by or awarded under this Plan to the Participant are shares of “service recipient” stock within the meaning of Section 409A of the Code:
a.	In applying Code Section 1563(a)(1), (2) and (3) for purposes of determining the Company’s controlled group under Section 414(b) of the Code, the language “at least 50 percent” is to be used instead of “at least 80 percent” each place it appears in Code Section 1563(a)(1), (2) and (3), and

b.	In applying Treasury Regulation Section 1.414(c)-2 for purposes of determining trades or businesses under common control with the Company for purposes of Section 414(c) of the Code, the language “at least 50 percent” is to be used instead of “at least 80 percent” each place it appears in Treasury Regulation Section 1.414(c)-2.
     SECTION 18
     Amendment or Termination
18.1	The Board may, at any time, revise or amend this Plan in whole or in part; provided, however, that stockholder approval shall be required if and to the extent the Board determines that such approval is appropriate for purposes of satisfying Section 162(m) or 422 of the Code or is otherwise required by law or applicable stock exchange requirements. The Board may, in its discretion, terminate the Plan at any time. Termination of the Plan will not affect the rights of Participants or their successors under any awards outstanding under the Plan and not exercised in full on the date of termination.

18.2	Awards may be granted under the Plan prior to the receipt of stockholder approval, but each such grant shall be subject in its entirety to such approval and no award may be exercised, vested or otherwise satisfied prior to the receipt of such approval. Nothing herein shall restrict the Committee’s ability to exercise its discretionary authority pursuant to Section 4, which discretion may be exercised without amendment to the Plan. No action hereunder may, without the consent of a Participant, reduce the Participant’s rights under any outstanding Award.
     SECTION 19
     General Provisions
19.1	No Awards may be exercised by a Participant if such exercise, and the receipt of cash or Common Stock thereunder, would be, in the opinion of counsel selected by the Company, contrary to law or the regulations of any duly constituted authority having jurisdiction over the Company or the Plan.

19.2	A bona fide leave of absence approved by an authorized officer of the Company shall not be considered interruption or termination of service of any Participant for any purposes of the Plan or Awards granted hereunder, except that no Awards may be granted to an Employee while he or she is on a bona fide leave of absence.

19.3	No person shall have any rights as a stockholder with respect to any shares of Common Stock covered by or relating to any Award until the date of issuance of a certificate with respect to such shares of Common Stock. Except as otherwise expressly provided in Section 6.3 or 6.4, no adjustment to any Award shall be made for dividends or other rights prior to the date such certificate is issued.

19.4	Nothing contained in the Plan or any Evidence of Award relating to an Award shall confer upon any Participant any right with respect to the continuation of employment by the Company or interfere in any way with the right of the Company, subject to the terms of any separate employment agreement to the contrary, at any time to terminate such employment or to increase or decrease the compensation of the Participant. No person shall have any claim or right to receive an Award hereunder. The Committee’s granting of an Award to a Participant at any time shall neither require the Committee to grant any other Award to such Participant or other person at any time or preclude the Committee from making subsequent grants to such Participant or any other person.

19.5	The Committee may condition the grant of any Award or combination of Awards authorized under the Plan on the surrender or deferral by the Participant of his or her right to receive a cash bonus or other compensation otherwise payable by the Company or a Subsidiary or Affiliate to the Participant.

19.6	In addition to the remedies of the Company elsewhere provided for herein, failure by a Participant (or beneficiary) to comply with any of the terms and conditions of the Plan or the applicable Evidence of Award, unless such failure is remedied by such Participant (or beneficiary) within 10 calendar days after notice of such failure by the Company, shall be grounds for the cancellation and forfeiture of such Award, in whole or in part, as the Committee, in its absolute discretion, may determine.
19.7	Any Evidence of Award relating to an Award may provide that the Award, or any Common Stock issued upon exercise of the Award, may be subject to such restrictions, including, without limitation, restrictions as to transferability and restrictions constituting substantial risks of forfeiture, as the Committee may determine at the time such Award is granted.

19.8	The validity and construction of the Plan and any Awards granted hereunder shall be governed by the laws of the State of Delaware, other than any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Plan and any Award granted hereunder to the substantive laws of any other jurisdiction.

19.9	If any provision of the Plan is or becomes invalid, illegal or unenforceable in any jurisdiction, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended or limited in scope to conform to applicable laws or, in the discretion of the Committee, it shall be stricken and the remainder of the Plan shall remain in full force and effect.

19.10	Neither the adoption of this Plan nor the submission of this Plan to the stockholders of the Company for approval shall be construed as creating any limitations upon the right and authority of the Board to adopt such other incentive compensation arrangements as the Board in its discretion determines desirable, including, without limitation, the granting of stock options otherwise than under this Plan.
     SECTION 20
     Plan Termination
20.1	No Award may be granted under the Plan on or after , 2017, but Awards previously granted may be exercised in accordance with their terms.

ANNEX H
SAGE RESIDENTIAL, INC.
OMNIBUS PLAN
     SECTION 1
     Purpose of the Plan
1.1	The purpose of this Sage Residential, Inc. Omnibus Plan (the “Plan”) is to attract and retain the best available talent and encourage the highest level of performance by directors, officers, key employees and consultants, and to provide such persons with incentives to put forth maximum efforts for the success of Sage Residential, Inc., a Nevada corporation (the “Company”), in order to serve the best interests of the Company and its stockholders.
     SECTION 2
     Definitions
2.1	As used in the Plan, the following definitions apply:
a.	“Affiliate” means an affiliate of the Company, as defined in Rule 12b-2 under the Exchange Act.

b.	“Award” means any Option, Restricted Stock, Stock Appreciation Right, Incentive Award or Long-Term Incentive Award or any other award granted under the Plan.

c.	“Beneficial Owner” shall have the meaning set forth in Rule 13d-3 under the Exchange Act.

d.	“Board” shall mean the Board of Directors of the Company.

e.	“Cause” shall mean:
1.	The willful and continued failure by the Participant substantially to perform his or her duties and obligations to the Company (other than any such failure resulting from his or her incapacity due to physical or mental illness);

2.	The willful engaging by the Participant in misconduct that is materially injurious to the Company;

3.	The commission by the Participant of a felony; or

4.	The commission by the Participant of a crime against the Company that is materially injurious to the Company.

For purposes of this Section 2.1(e), no act, or failure to act, on a Participant’s part shall be considered “willful” unless done, or omitted to be done, by the Participant in bad faith and without reasonable belief that his or her action or omission was in the best interests of the Company. Determination of Cause shall be made by the Committee in its sole discretion.
f.	“Change in Control” shall be deemed to have occurred upon the occurrence of any of the following events, except as may be otherwise prescribed by the Board in an Evidence of Award made under this Plan:
1.	upon the approval by the Board (or if approval of the Board is not required as a matter of law, the stockholders of the Company) of (A) any consolidation or merger of the Company in which the Company is not the continuing or surviving entity or pursuant to which shares of Common Stock would be converted into cash, securities or other property other than a merger in which the holders of shares of Common Stock immediately prior to the merger will have the same proportionate ownership of common stock of the surviving entity immediately after the merger, (B) any sale, lease, exchange, or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets of the Company, or (C) adoption of any plan or proposal for the liquidation or dissolution of the Company,

2.	when any “person” (as defined in Section 13(d) of the Exchange Act), other than the Company or any Subsidiary or Affiliate or employee benefit plan or trust maintained by the Company, shall become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 20% of the Voting Stock outstanding at the time, without the prior approval of the Board;

3.	at any time during a period of two consecutive years, individuals who at the beginning of such period constituted the Board shall cease for any reason to constitute at least a majority thereof, unless the election or the nomination for election by the stockholders of the Company of each new Director during such two year period was approved by a vote of at least two thirds of the Directors then still in office who were Directors at the beginning of such two year period;

4.	a filing pursuant to any federal or state law in connection with any tender offer for shares of the Company (other than a tender offer by the Company); or

5.	the occurrence of any other event or series of events, which, in the opinion of the Board, will, or is likely to, if carried out, result in a change of control of the Company.

g.	“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time, and any regulations promulgated thereunder.

h.	“Committee” means the committee established by the Board to administer the Plan, which at all times will consist of two or more Directors appointed by the Board, all of whom are intended (1) to meet all applicable independence requirements of the principal exchange or market on which the Common Stock is then listed or admitted for trading and (2) to qualify as Non-Employee Directors and as “outside directors” as defined in regulations adopted under Section 162(m) of the Code, as such terms may be amended from time to time; provided, however, that the failure of a member of the Committee to so qualify will not invalidate any Award granted under the Plan.

i.	“Common Stock” means the common stock, par value $0.01 per share, of the Company or any security into which shares of such common stock may be changed by reason of any transaction or event of the type referred to in Section 15 of the Plan.

j.	“Covered Employee” means a Participant who is, or is determined by the Committee to be likely to become, a “covered employee” within the meaning of Section 162(m) of the Code (or any successor provision) and, pursuant to Section 10.9 of this Plan, is designated by the Committee as a Covered Employee.

k.	“Director” shall mean a member of the Board.

l.	“Disability” shall mean:
1.	Any physical or mental condition that would qualify a Participant for a disability benefit under the long-term disability plan maintained by the Company and applicable to him or her;

2.	When used in connection with the exercise of an Incentive Stock Option following termination of employment, disability within the meaning of Section 22(e)(3) of the Code; or

3.	Such other condition as may be determined in the sole discretion of the Committee to constitute a Disability.
m.	“Employee” shall mean any officers or other employee of the Company or its Subsidiaries (including Directors who are otherwise employed by the Company or its Subsidiaries).

n.	“Evidence of Award” means an agreement, certificate, resolution or other type or form of writing or other evidence approved by the Committee that sets forth the terms and conditions of the awards granted. An Evidence of Award may be in an electronic medium, may be limited to notation on the books and records of the Company and, with approval of the Committee, need not be signed by a representative of the Company or a Participant.

o.	“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended from time to time.

p.	“Fair Market Value” of the Common Stock on a given date shall be based upon either:
1.	If the Common Stock is listed on a national securities exchange or quoted in an interdealer quotation system, the last sales price or, if unavailable, the average of the closing bid and asked prices per share of the Common Stock on such date (or, if there was no trading or quotation in the Common Stock on such date, on the next preceding date on which there was trading or quotation) as provided by one of such organizations; or

2.	If the Common Stock is not listed on a national securities exchange or quoted in an interdealer quotation system, the price will be equal to the Company’s fair market value, as determined by the Committee in good faith based upon the best available facts and circumstances at the time.
q.	“Incentive Stock Option” shall mean an Option that is an “incentive stock option” within the meaning of Section 422 of the Code, or any successor provision.

r.	“Incentive Award” means the annual incentive bonus earned by a participant pursuant to Section 10.

s.	“Issue Date” shall mean the date established by the Company on which certificates representing Restricted Stock shall be issued by the Company pursuant to the terms of Section 8.6.

t.	“Long-Term Incentive Award” means the incentive bonus, if any, earned by a Participant pursuant to Section 10.

u.	“Non-Employee Director” shall mean a Director that meets the requirements for a non-employee director, as such term is defined in Rule 16b-3.

v.	“Non-Qualified Stock Option” shall mean an Option other than an Incentive Stock Option.

w.	“Option” shall mean an option to purchase a number of shares of Common Stock granted pursuant to Section 7 or Section 11.

x.	“Partial Exercise” shall mean an exercise of an Award for less than the full extent permitted at the time of such exercise.

y.	“Participant” shall mean:
1.	a person who is selected by the Committee to receive an Award under the Plan and who, at the time, is an Employee or a consultant to the Company;

2.	a Director (including any Non-Employee Director); and

3.	upon the death of an individual described in (1) and (2) above, his or her successors, heirs, executors and administrators, as the case may be.
z.	“Performance Goal” means the target level of performance for each Performance Period designated by the Committee, for the Company as a whole, for a Subsidiary, for a particular project and, where applicable, for an individual Participant, in each case as established by the Committee pursuant to Section 10. The Performance Goals applicable to any Incentive Award or Long-Term Incentive Award made to a Covered Employee will be based solely upon one or more of the following measures of performance:
1.	Pre-tax or after-tax income from continuing operations;

2.	Sales or revenue, including from unconsolidated entities;

3.	Operating profit;

4.	General and administrative expenses;

5.	Earnings or book value per share;

6.	Net income;

7.	Net asset value;

8.	Stock price appreciation;

9.	Return on equity, assets, capital or investment;

10.	Achieving sales targets, including pricing levels and absorption rates;

11.	Earnings before interest, taxes, depreciation and amortization (EBITDA);

12.	Earnings before interest and taxes (EBIT);

13.	Achieving a reduction in outstanding indebtedness;

14.	Net operating income;

15.	Debt-to-equity ratios;

16.	Funds from operations;

17.	Liquidity measured by availability of credit plus cash on hand; and

18.	Number of units under management and average occupancy.

Performance Goals may be expressed with respect to the Company as a whole, a Subsidiary or Affiliate of the Company, a division or strategic business unit of the Company, or one or more projects, and may be expressed in terms of absolute levels or percentages or ratios expressing relationships between two or more of the foregoing measures of performance, period-to-period changes, relative to business plans or budgets, or relative to one or more other companies or one or more indices. The two immediately preceding sentences are intended to comply with the exception from Section 162(m) of the Code for qualified performance-based compensation, and will be construed, applied and administered accordingly.
Each of the foregoing Performance Goals shall be determined in accordance with generally accepted accounting principles and shall be subject to certification by the Committee; provided that the Committee shall have the authority to make equitable adjustments to the Performance Goals in recognition of unusual or non-recurring events affecting the Company or any Subsidiary or Affiliate or the financial statements of the Company or any Subsidiary or Affiliate, in response to changes in applicable laws or regulations, or to account for items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of a business or related to a change in accounting principles; provided, however, in the case of a Covered Employee, that no such adjustment will be made if the effect of such adjustment would be to cause the related compensation to fail to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code.
aa.	“Plan” means this Sage Residential, Inc. Omnibus Plan, as amended from time to time.

bb.	“Performance Period” means, in the case of determining Incentive Awards pursuant to Section 10, either one or more completed fiscal quarters or one full fiscal year of the Company, in the discretion of the Committee, and in the case of determining Long-Term Incentive Awards pursuant to Section 10, a period determined by the Committee not longer than five (5) consecutive fiscal years of the Company.

cc.	“Restricted Stock” shall mean a share of Common Stock that is granted pursuant to the terms and subject to the restrictions set forth in Section 8 of the Plan.

dd.	“Retirement” means a Participant’s voluntary termination of employment with the Company on or after attaining such age as may from time to time be established as the normal retirement date from the Company, and before being informed by the Company that his or her employment will be terminated.

ee.	“Rule 16b-3” shall mean the Rule 16b-3 under the Exchange Act.

ff.	“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

gg.	“Stock Appreciation Right” or “SAR” shall mean an Award granted pursuant to the terms of Section 9 of the Plan, which confers on the Participant a right to receive, upon exercise thereof, the excess of (1) the Fair Market Value of one share of Stock on the date of exercise over (2) the grant price of the SAR, payable in cash or shares of Common Stock, or a combination of such methods of payment.

hh.	“Subsidiary” means a corporation, company or other entity (1) more than 50% of whose outstanding shares or other securities (representing the right to vote for the election of directors or other managing authority) are, or (2) which does not have outstanding shares or other securities (as may be the case in a partnership, limited liability company, business trust or other legal entity), but more than 50% of whose ownership interest representing the right generally to make decisions for such entity is, now or hereafter, owned or controlled, directly or indirectly, by the Company, except that for purposes of determining whether any person may be a Participant for purposes of any grant of Incentive Stock Options, “Subsidiary” means any corporation in which the Company owns or controls, directly or indirectly, more than 50% of the total combined voting power represented by all classes of stock issued by such corporation.

ii.	“Vesting Date” shall mean the date established by the Committee on which Restricted Stock may vest.

jj.	“Voting Stock” means the securities of the Company entitled to vote generally in the election of directors and persons who serve similar functions.
     SECTION 3
     Types of Awards Covered
3.1	The Committee may grant Options, Stock Appreciation Rights, Restricted Stock, Incentive Awards and Long-Term Incentive Awards to Participants in such amounts and with such terms and conditions as the Committee shall determine, subject to the provisions of the Plan.

3.2	Each Award granted under the Plan shall be evidenced by an Evidence of Award which shall contain such provisions as the Committee may in its sole discretion deem necessary or desirable, provided that such provisions are not inconsistent with the express provisions of the Plan.

3.3	By accepting an Award, a Participant thereby agrees that the Award shall be subject to all of the terms and provisions of the Plan and the applicable Evidence of Award.
     SECTION 4
     Administration
4.1	Unless the administration of the Plan has been expressly assumed by the Board pursuant to a resolution of the Board, the Plan will be administered by the Committee. The Committee shall have the authority, in its sole discretion, subject to and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including, without limitation, the authority to:
a.	Grant Awards;

b.	Determine the persons to whom and the time or times at which Awards shall be granted;

c.	Determine the type and number of Awards to be granted, the number of shares of Common Stock to which an Award may relate and the terms, conditions, restrictions or Performance Goals relating to any Award;

d.	Determine whether, to what extent, and under what circumstances an Award may be settled, canceled, forfeited, exchanged, or surrendered;

e.	Make adjustments in the Performance Goals in recognition of unusual or non-recurring events affecting the Company or the financial statements of the Company (to the extent not inconsistent with Section 162(m) of the Code, if applicable), or in response to changes in applicable laws, regulations, or accounting principles;

f.	Construe and interpret any provision of the Plan and any Evidence of Award, which construction and interpretation by the Committee will be final and conclusive;

g.	Prescribe, amend and rescind rules and regulations relating to the Plan;

h.	Determine the terms and provisions of any Evidence of Award; and

i.	Make all other determinations deemed necessary or advisable for the administration of the Plan.
4.2 The Committee may, in its absolute discretion, without amendment to the Plan:
a.	Accelerate the date on which any Option granted under the plan becomes exercisable, waive or amend the operation of Plan provisions respecting exercise after termination of employment or otherwise adjust any of the terms of such Option;

b.	Accelerate the Vesting Date or waive any condition imposed hereunder with respect to any Restricted Stock; and

c.	Otherwise adjust any of the terms applicable to any Award; provided, however, in each case, that in the event of the occurrence of a Change in Control, the provisions of Section 15 hereof shall govern the vesting and exercise schedule of any Award granted hereunder.

4.3	No member of the Committee shall be liable for any action, omission or determination relating to the Plan, and the Company shall indemnify (to the full extent permitted under Nevada law) and hold harmless each member of the Committee and each other Director or Employee of the Company to whom any duty or power relating to the administration or interpretation of the Plan has been delegated against any cost or expense (including counsel fees) or liability (including any sum paid in settlement of a claim with the approval of the Committee) arising out of any action, omission or determination relating to the Plan, unless, in either case, such action, omission or determination was taken or made by such a member, Director or Employee in bad faith and without reasonable belief that it was in the best interests of the Company.
4.4	The Committee may employ such legal counsel and consultants as it may deem desirable for the administration of the Plan and may reasonably rely upon any opinion received from any such counsel or consultant and any computation received from any such consultant. The Committee shall keep minutes of its actions under the Plan.

4.5	The Committee may delegate to one or more of its members or to one or more officers of the Company, or to one or more agents or advisors, such administrative duties or powers as it may deem advisable, and the Committee or any person to whom duties or powers have been delegated as aforesaid, may employ one or more persons to render advice with respect to any responsibility Committee or such person may have under the Plan. The Committee may, by resolution, authorize one or more officers of the Company to do one or both of the following on the same basis as the Committee: (a) designate employees to be recipients of awards under this Plan; (b) determine the size of any such awards; provided, however, that (i) the Committee shall not delegate such responsibilities to any such officer for awards granted to an employee who is a Director or an executive officer or any person subject to Section 162(m) of the Code; (ii) the resolution providing for such authorization sets forth the number of shares of Common Stock such officer(s) may grant; and (c) the officer(s) shall report periodically to the Committee, as the case may be, regarding the nature and scope of the awards granted pursuant to the authority delegated.
     SECTION 5
     Eligibility
5.1	Incentive Stock Options shall be granted only to Employees. All other Awards may be granted to Employees, Directors (including Non-Employee Directors) and consultants to the Company.

5.2	An Employee, Director or consultant who has been granted an Award in one year shall not necessarily be entitled to be granted Awards in subsequent years.

     SECTION 6
     Shares of Stock Subject to the Plan
6.1	Subject to adjustment as provided in Sections 6.3 and 6.4 of the Plan, the number of shares of Common Stock that may be subject to the grant or settlement of Awards under the Plan will not exceed in the aggregate ___shares.

6.2	Notwithstanding anything in this Section 6, or elsewhere in this Plan to the contrary, and subject to adjustment as provided in Section 6.3 and 6.4 of this Plan:
a.	No Participant will be granted Options or Stock Appreciation Rights, in the aggregate, for more than ___shares of Common Stock during any calendar year.

b.	No Participant will be granted Restricted Stock or other awards under Section 8 of this Plan, in the aggregate, for more than ___shares of Common Stock during any calendar year.

c.	The number of shares of Common Stock that may be issued or transferred by the Company upon the exercise of Incentive Stock Options will not exceed in the aggregate ___shares of Common Stock.
6.3	Such shares may, in whole or in part, be authorized but unissued shares or shares that shall have been or may be reacquired by the Company in the open market, in private transactions or otherwise. If any shares subject to an Award are forfeited, cancelled, exchanged or surrendered or if an Award otherwise terminates or expires without a distribution of shares to the holder of such Award, the shares of Common Stock with respect to such Award shall, to the extent of any such forfeiture, cancellation, exchange, surrender, termination or expiration, again be available for Awards under the Plan.

6.4	The Committee shall make or provide for such adjustments in (a) the maximum number of shares of Common Stock specified in Sections 6.1 and 6.2, (b) the number of shares of Common Stock covered by outstanding Awards granted under the Plan, (c) the exercise price per share or grant price applicable to any Option and Stock Appreciation Rights, and (d) the number and kind of shares or other property covered by any such Awards (including shares of another issuer), as the Committee in its discretion, exercised in good faith, may determine is equitably required to prevent dilution or enlargement of the rights of Participants that otherwise would result from (i) any stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of the Company, or (ii) any merger, consolidation, spin-off, split-off, spin-out, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities, or (iii) any other corporate transaction or event having an effect similar to any of the foregoing. However, such adjustments shall be made automatically, without the necessity of action by the Committee, on the customary arithmetical basis in the case of any stock split, including a stock split effected by means of a stock dividend, and in the case of any other dividend paid in shares of the Company.

In the event of any such transaction or event, the Committee, in its discretion, may provide in substitution for any or all outstanding Awards such alternative consideration as it, in good faith, may determine to be equitable under the circumstances and may require in connection with such substitution the surrender of all Awards so replaced. Moreover, the Committee may on or after the date of grant of any Award provide in the Evidence of Award that the holder of the Award may elect to receive an equivalent award in respect of securities of the surviving entity of any merger, consolidation or other transaction or event having a similar effect, or the Committee may provide that the holder will automatically be entitled to receive such an equivalent award.
     SECTION 7
     Stock Options
7.1	The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the granting to Participants of Options to purchase shares of Common Stock. Except as otherwise set forth in this Plan, each such grant will be subject to the all of the requirements contained in this Section 7.

7.2	Each Option shall be clearly identified in the applicable Evidence of Award as either an Incentive Stock Option or a Non-Qualified Stock Option.

7.3	Each Evidence of Award with respect to an Option shall set forth the exercise price per share of Common Stock payable by the Participant to the Company upon exercise of the Option. The exercise price per share of Common Stock shall be the Fair Market Value of a share of Common Stock on the date the Option is granted.

7.4	Term and Exercise of Options
a.	Unless the applicable Evidence of Award provides otherwise, an Option shall become cumulatively exercisable as to 20% percent of the shares of Common Stock covered thereby on each of the first, second, third, fourth and fifth anniversaries of the date of grant. The Committee shall determine the expiration date of each Option; provided, however, that no Option shall be exercisable more than 10 years after the date of grant. Unless the applicable Evidence of Award provides otherwise and except in the event of a Change in Control, no Option shall be exercisable prior to the first anniversary of the date of grant.

b.	An Option may be exercised for all or any portion of the Common Stock as to which it is exercisable, provided that no Partial Exercise of an Option shall be for less than 100 shares of Common Stock. The Partial Exercise of an Option shall not cause the expiration, termination or cancellation of the remaining unexercised portion thereof.

c.	An Option shall be exercised by delivering notice and appropriate payment to the Company, directed to the attention of its Secretary. Such notice shall be accompanied by a copy of the applicable Evidence of Award, shall specify the number of shares of Common Stock with respect to which the Option is being exercised and shall be signed by the Participant or other person then having the right to exercise the Option; provided, however, that any notice delivered regarding the exercise of an Option by someone other than the Participant must be accompanied by evidence sufficient to demonstrate that the exercising party is the legal holder of the Option and the transfer of the Option was accomplished in accordance with the Plan and the Evidence of Award applicable to the Option.
d.	Payment for Common Stock purchased upon the exercise of an Option shall be made on the effective date of such exercise by one or a combination of the following means:
1.	In cash or by personal check, certified check, bank cashier’s check or wire transfer.

2.	Subject to the approval of the Committee, in Common Stock owned by the Participant for at least six months prior to the date of exercise and having an aggregate Fair Market Value on the business day immediately preceding the date of such exercise equal to the aggregate exercise price of the Option or Partial Option being exercised.

3.	Subject to the approval of the Committee, and, the extent permitted by law, any grant may provide for payment of the aggregate exercise price of an Option or Partial Option (as well as any withholding tax described in Section 14) from the proceeds of sale through a bank or broker of some or all of the shares of Common Stock to which such exercise relates.

4.	Subject to the approval of the Committee, by such other method of payment as the Committee may from time to time authorize.

5.	Each Participant shall notify the Company of any disposition of Common Stock issued pursuant to the exercise of an Incentive Stock Option under the circumstances described in Section 421(b) of the Code (relating to certain disqualifying dispositions), within 10 calendar days of such disposition.
7.5	Limitations on Incentive Stock Options
a.	To the extent that the aggregate Fair Market Value of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by a Participant during any calendar year under the Plan and any other option plan of the Company (or any Subsidiary) shall exceed $100,000, such Options shall be treated as Non-Qualified Stock Options. Such Fair Market Value shall be determined as of the date on which each such Incentive Stock Option is granted.

b.	No Incentive Stock Option may be granted to an individual if, at the time of the proposed grant: such individual owns (or is deemed to own by virtue of the Code) Common Stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company or any Subsidiary unless:

1.	The exercise price of such Inventive Stock Option is at least 110 percent of the Fair Market Value of a share of Common Stock at the time such Incentive Stock Option is granted; and

2.	Such Incentive Stock Option is not exercisable after the expiration of five years from the date such Incentive Stock Option is granted.
7.6	Effect of Termination of Employment or Association
a.	Unless the applicable Evidence of Award relating to the Option provides otherwise, in the event that the employment or directorship (together, hereinafter referred to as “association”) of a Participant (other than a Non-Employee Director) with the Company shall terminate for any reason other than Cause, Disability or death:
1.	Options granted to such Participant, to the extent that they are exercisable at the time of such termination, shall remain exercisable only until the date that is 90 calendar days after the date of such termination, on which date they shall expire at 5:00 p.m. Eastern Time; and

2.	Options granted to such Participant, to the extent not exercisable at the time of such termination, shall expire on the date of such termination at 5:00 p.m. Eastern Time.

3.	The 90-day period described in Section 7.5(a)(1) shall be extended to one year from the date of such termination, in the event of the Participant’s death during such 90-day period. Notwithstanding the foregoing, no Option shall be exercisable after the expiration of its term.
b.	Unless the applicable Evidence of Award provides otherwise, in the event that the association of a Participant (other than a Non-Employee Director) with the Company shall terminate on account of the Disability or death of the Participant:
1.	Options granted to such Participant, to the extent that they were exercisable at the time of such termination, shall remain exercisable until the first anniversary of such termination, on which date they shall expire at 5:00 p.m. Eastern Time; provided, however, that no Option shall be exercisable after the expiration of its term; and

2.	Options granted to such Participant, to the extent not exercisable at the time of such termination, shall expire on the date of such termination at 5:00 p.m. Eastern Time.
c.	In the event of the termination of a Participant’s association for Cause, all then-outstanding and unexercised Options granted to such Participant shall expire at 5:00 p.m. Eastern Time on the date of such termination.

d.	Each Evidence of Award relating to the Options granted to a consultant will contain provisions relating to the conditions under which such Options will expire in connection with the termination of a consultant’s association with the Company.
     SECTION 8
     Restricted Stock
8.1	At the time of the grant of Restricted Stock, the Committee shall establish an Issue Date or Issue Dates and a Vesting Date or Vesting Dates with respect to such shares of Restricted Stock. The Committee may divide such shares of Restricted Stock into classes and assign a different Issue Date or Vesting Date for each class. If the Participant is employed by the Company on an Issue Date (which may be the date of grant), the specified number of shares of Restricted Stock shall be issued in accordance with the provisions of Section 8.6. Provided that all conditions to the vesting of Restricted Stock imposed pursuant to Section 8.2 are satisfied, and except as provided in Section 8.8, upon the occurrence of the Vesting Date with respect to Restricted Stock, such Restricted Stock shall vest and the restrictions associated therewith shall lapse.
8.2	At the time of the grant of Restricted Stock, the Committee may impose such restrictions or conditions to the vesting of such Restricted Stock as it, in its absolute discretion, deems appropriate, including the attainment of Performance Goals.
8.3	If any Participant shall, in connection with the acquisition of Restricted Stock under the Plan, make the election permitted under Section 83(b) of the Code (i.e., an election to include in gross income in the year of transfer the amounts specified in Section 83(b)), such Participant shall notify the Company of such election within 10 calendar days of filing notice of the election with the Internal Revenue Service, in addition to any filing and a notification required pursuant to regulations issued under the authority of Section 83(b) of the Code.
8.4	Prior to the vesting of any Restricted Stock, no transfer of a Participant’s rights with respect to such Restricted Stock, whether voluntary or involuntary, by operation of law or otherwise, shall be permitted. Immediately upon any attempt to transfer such rights, the Participant shall forfeit such Restricted Stock, and all of the rights related thereto.
8.5	The Committee in its discretion may require that any dividends or distributions paid on Restricted Stock be held in escrow until all restrictions on such Restricted Stock have lapsed.

8.6	Issuance of Certificates
a.	Reasonably promptly after the Issue Date with respect to Restricted Stock, the Company shall cause to be issued a certificate, registered in the name of the Participant to whom such shares of Restricted Stock were granted, evidencing such shares of Restricted Stock; provided that the Company shall not cause such a certificate to be issued unless it has received a power of attorney duly endorsed in blank with respect to such shares of Restricted Stock. Each such certificate shall bear the following legend:
The transferability of this certificate and the stock represented hereby are subject to the restrictions, terms and conditions (including forfeiture provisions and restrictions against transfer) contained in the Sage Residential, Inc. Omnibus Plan and an agreement, certificate, resolution or other evidence approved by the company. A copy of the Omnibus Plan and agreement is on file with the secretary of the company.
Such legend shall not be removed until such Restricted Stock vests pursuant to the terms hereof.
b.	The Company shall hold each certificate issued pursuant to this Section 8.6, together with the powers relating to the Restricted Stock evidenced by such certificate, unless the Committee determines otherwise.
8.7	Upon vesting of any Restricted Stock pursuant to the terms hereof, the restrictions of Section 8.4 shall lapse with respect to such Restricted Stock. Reasonably promptly after any Restricted Stock vests, the Company shall cause to be delivered to the Participant to whom such shares of Restricted Stock were granted a certificate evidencing such Stock, free of the legend set forth in Section 8.6.
8.8	Subject to such other provision as the Committee may set forth in the applicable Evidence of Award, and to the Committee’s amendment authority pursuant to Section 4, upon the termination of a Participant’s employment or association for any reason other than Cause, any and all Restricted Stock to which restrictions on transferability apply shall be immediately forfeited by the Participant and transferred to, and reacquired by, the Company.

In the event of a forfeiture of Restricted Stock pursuant to this Section, the Company shall repay to the Participant (or the Participant’s estate) any amount paid by the Participant for such shares of Restricted Stock. In the event that the Company requires a return of Restricted Stock, it shall also have the right to require the return of all dividends or distributions paid on such Restricted Stock, whether by termination of any escrow arrangement under which such dividends or distributions are held or otherwise.

In the event of the termination of a Participant’s employment or association for Cause, all shares of Restricted Stock granted to such Participant which have not vested as of the date of such termination shall immediately be returned to the Company, together with any dividends or distributions paid on such shares of Restricted Stock, in return for which the Company shall repay to the Participant any amount paid by the Participant for such shares of Restricted Stock.
8.9	Restricted Stock granted pursuant to this Section 8 may be based on the attainment by the Company (or a Subsidiary or division of the Company if applicable) of Performance Goals established by the Committee.

     SECTION 9
     Stock Appreciation Rights
9.1	The Evidence of Award covering an Award of a Stock Appreciation Right, or SAR, shall specify the grant price of the SAR, which may be fixed at not less than the Fair Market Value of a share of Common Stock on the date of grant or may vary in accordance with a predetermined formula while the SAR is outstanding.
9.2	Subject to the terms of the Plan, the Committee shall determine the time or times at which and the circumstances under which an SAR may be exercised in whole or in part (including based on the attainment of Performance Goals established by the Committee or future service requirements approved by the Committee), the time at which an SAR shall cease to be or become exercisable following termination of employment or affiliation with the Company or upon other conditions, the method of exercise, method of settlement, form of consideration payable in settlement, method by or forms in which Common Stock will be delivered or deemed to be delivered to a Participant, whether or not an SAR shall be in tandem or in combination with any other Award, and any other terms and conditions determined by the Committee.
     SECTION 10
     Performance-Based Compensation
10.1	Performance Goals
a.	The Committee will establish a Performance Period, and approve the applicable Performance Goals for each eligible Participant, based upon the consolidated business plan of the Company. Performance Goals shall be established not later than 90 calendar days after the beginning of any Performance Period, or at such other date as may be required or permitted for “performance-based compensation” under Section 162(m) of the Code. Such Performance Goals will not be adjusted during a Performance Period, except that such Performance Goals may be so adjusted to prevent dilution or enlargement of any Incentive Award or Long-Term Incentive Award as a result of extraordinary events or circumstances as determined by the Committee or to exclude the effects of extraordinary, unusual or nonrecurring events, changes in accounting principles, discontinued operations, acquisitions, divestitures and material restructuring charges; provided, however, in the case of a Covered Employee, that no such adjustment will be made if the effect of such adjustment would be to cause the related compensation to fail to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code. To the extent required to comply with Section 162(m) of the Code, the Committee may delegate any responsibility relating to such Awards.

b.	The Committee will (i) notify each eligible employee who has been selected to receive Incentive Awards or Long-Term Incentive Awards that he or she is an eligible Participant under this Section 10 for such Performance Period and (ii)

communicate in writing to each eligible Participant the minimum, maximum, or target Performance Goals applicable to such eligible Participant for such Performance Period, and the corresponding minimum, maximum or target levels of Incentive Awards and Long-Term Incentive Awards for performance by the eligible Participant with respect to such Performance Goals.
10.2	Incentive Awards
a.	Subject to Section 10.1, unless changed by the Committee, each eligible Participant may earn Incentive Awards as hereinafter provided. The actual performance of the Company, a Subsidiary or Affiliate of the Company, a division or strategic business unit of the Company, or a particular project during a particular Performance Period will be measured against the Performance Goals established by the Committee for each eligible Participant, in accordance with Section 10.1. In the event such performance for the Performance Period is below the minimum Performance Goal established for an eligible Participant, no Incentive Award will be paid to such eligible Participant in respect thereof. In the event that such performance is equal to or greater than the Performance Goal established therefore, up to the maximum level of Incentive Award will be paid to such eligible Participant in respect thereof, at the discretion of the Committee.

b.	Except in the case of a Covered Employee, the Incentive Award determined pursuant to Section 10.2(a) may be modified by the Committee to recognize an eligible Participant’s individual performance or in other circumstances deemed appropriate by the Committee.

c.	Notwithstanding any other provision of this Plan to the contrary, in no event will the grant date Fair Market Value of any Incentive Award paid to any eligible Participant for a fiscal year exceed $4 million.
10.3	Long-Term Incentive Awards
a.	Unless changed by the Committee, each eligible Participant may earn Long-Term Incentive Awards as hereinafter provided. Actual performance during a particular Performance Period will be measured against the Performance Goals established by the Committee in accordance with Section 10.1. In the event such performance for such Performance Period is below the minimum Performance Goal established, no Long-Term Incentive Awards will be paid to eligible Participants in respect thereof. In the event such performance is equal to or greater than the maximum Performance Goal established, up to the maximum level of Long-Term Incentive Awards will be paid to eligible Participants in respect thereof, at the discretion of the Committee.

b.	Except in the case of a Covered Employee, the Long-Term Incentive Award determined pursuant to Section 10.3(a) may be modified by the Committee to recognize an eligible Participant’s individual performance or in other circumstances deemed appropriate by the Committee.

c.	Notwithstanding any other provision of this Plan to the contrary, in no event will the grant date Fair Market Value of any Long-Term Incentive Award paid to any eligible Participant for a Performance Period exceed $6 million.
10.4	Incentive Awards and Long-Term Incentive Awards will be paid to eligible Participants in respect of any specific Performance Period (i) in cash, Common Stock or other property, in the discretion of the Committee, and (ii) on the date(s) and subject to such other terms as shall be determined by the Committee at the time that Performance Goals are established for a specific Performance Period. Unless deferred under procedures adopted by the Committee, any such payment will be made no later than two and one-half months after the last day of the last fiscal year of the Performance Period related to the award. The Company may deduct from any payment such amounts as may be required to be withheld under applicable law. The Committee may, in its discretion, reduce the amount of a settlement otherwise to be made in connection with such Awards.
10.5	If an eligible Participant terminates employment with the Company and its Subsidiaries before the last day of a Performance Period due to death, Disability, or Retirement with the consent of the Company, the eligible Participant’s Incentive Awards and Long-Term Incentive Awards will be prorated on the basis of the ratio of the number of months of participation during the Performance Period to which the Incentive Awards and Long-Term Incentive Awards relate to the aggregate number of months in such Performance Period. If an eligible Participant’s employment with the Company and its Subsidiaries is terminated by the Company or any such Subsidiary before the last day of a Performance Period for any reason other than for Cause, the eligible Participant’s Incentive Awards and Long-Term Incentive Awards will be prorated on the basis of the ratio of the number of months of participation during the Performance Period to which the Incentive Awards and the Long-Term Incentive Awards relate to the aggregate number of months in such Performance Period, unless otherwise determined by the Committee. Except as otherwise provided in this Section 10.5, for the purposes of Section 10, if an eligible Participant’s employment with Company and its Subsidiaries is terminated before the last day of a Performance Period for any reason, the eligible Participant will not be entitled to any Incentive Award or Long-Term Incentive Award for such Performance Period, unless otherwise determined by the Committee.

10.6	Transfers and Changes of Responsibilities
a.	If an eligible Participant’s responsibilities materially change or if the eligible Participant is transferred during a Performance Period to another position that is not designated or eligible to participate under this Section 10, the Company may, as determined by the Committee, either (i) continue the eligible Participant’s participation under this Section 10 and, except in the case of a Covered Employee, as of the date of such change or transfer, establish new performance awards (as determined pursuant to Section 10.6(b)) in respect of Incentive Awards or Long-Term Incentive Awards, as the case may be, for the eligible Participant with respect to his or her new position, or (ii) terminate the eligible Participant’s participation under this Section 10 in respect of Incentive Awards or Long-Term Incentive Awards, as the case may be, and, as of the date of such change or transfer, the eligible Participant’s Incentive Awards or Long-Term Incentive Awards, as the case may be, and, as of the date of such change or transfer, the eligible Participant’s Incentive Awards or Long-Term Incentive Awards, as the case may be, would be prorated on the basis of the ratio of the number of months of the eligible Participant’s participation during the Performance Period to which such Incentive Awards or Long-Term Incentive Awards, as the case may be, relate to the aggregate number of months in such Performance Period.

b.	If in the event of such a change or transfer the eligible Participant’s participation under this Section 10 in respect of Incentive Awards or Long-Term Incentive Awards, as the case may be, is not terminated pursuant to Section 10.6(a)(ii), then the eligible Participant’s Incentive Awards or Long-Term Awards, as the case may be, will be prorated on the basis of the number of months of service by the eligible Participant in each position during the Performance Period.
10.7	In connection with any Change in Control, the Committee will take all such actions hereunder as it may determine to be necessary or appropriate to treat eligible Participants equitably under this Section 10, including without limitation the modification or waiver of applicable Performance Goals, Performance Periods, Incentive Awards or Long-Term Incentive Awards, notwithstanding the terms of any initial Award, and whether to establish or fund a trust or other arrangement intended to secure the payment of such Awards.
10.8	Unless otherwise determined by the Committee, all Incentive Awards and Long-Term Incentive Awards will be paid from the Company’s general assets, and nothing contained under this Section 10 will require the Company to set aside or hold in trust any funds for the benefit of any eligible Participant, who will have the status of a general unsecured creditor of the Company.
10.9	It is the intent of the Company that Awards granted to persons who are designated by the Committee, as being, or as likely to be Covered Employees shall, if so designated by the Committee, constitute “qualified performance-based compensation” within the meaning of Section 162(m) of the Code and regulations thereunder. Accordingly, the terms of this Section, including the definitions of Covered Employee and other terms used herein, shall be interpreted in a manner consistent with Section 162(m) of the Code and regulations thereunder. The foregoing notwithstanding, because the Committee cannot determine with certainty whether a given Participant will be a Covered Employee, the term Covered Employee as used herein shall mean only a person designated by the Committee, at the time of grant of an Award, as likely to be a Covered Employee. If any provision of the Plan or any Evidence of Award relating to such Awards does not comply or is inconsistent with the requirements of Section 162(m) of the Code or regulations thereunder, such provision shall be construed or deemed amended to the extent necessary to conform to such requirements.
10.10	Notwithstanding any other provision of this Plan or of any other agreement, contract, or understanding heretofore or hereafter entered into by a Participant with the Company or any Affiliate, except an agreement, contract, or understanding hereafter entered into by a

Participant with the Company or any Affiliate that expressly modifies or excludes application of this paragraph (an “Other Agreement”), and notwithstanding any formal or informal plan or other arrangement for the direct or indirect provision of compensation to the Participant (including groups or classes of Participants or beneficiaries of which the Participant is a member), whether or not such compensation is deferred, is in cash, or is in the form of a benefit to or for the Participant (a “Benefit Arrangement”), if the Participant is a “disqualified individual,” as defined in Section 280G(c) of the Code, any Option, Restricted Stock or SAR Award held by the Participant and any right to receive any payment or other benefit under this Plan shall not become exercisable, vested or paid (i) to the extent that such right to exercise, vesting, payment, or benefit, taking into account all other rights, payments or benefits to or for the Participant under this Plan, all Other Agreements, and all Benefit Arrangements, would cause any payment or benefit to the Participant under this Plan, any Other Agreement or any Benefit Arrangement to be considered a “parachute payment” within the meaning of Section 280G(b)(2) of the Code as then in effect (a “Parachute Payment”) and (ii) if, as a result of receiving a Parachute Payment, the aggregate after-tax amounts received by the Participant from the Company under this Plan, all Other Agreements, and all Benefit Arrangements would be less than the maximum after-tax amount that could be received by the Participant without causing any such payment or benefit to be considered a Parachute Payment. In the event that the receipt of any such right to exercise, vesting, payment or benefit under this Plan, in conjunction with all other rights, payments, or benefits to or for the Participant under any Other Agreement or any Benefit Arrangement would cause the Participant to be considered to have received a Parachute Payment that would have the effect of decreasing the after-tax amount received by the Participant as described in clause (ii) of the preceding sentence, then the Participant shall have the right, in the Participant’s sole discretion, to designate those rights, payments or benefits under this Plan, any Other Agreements, and any Benefit Arrangements that should be reduced or eliminated so as to avoid having the payment or benefit to the Participant under this Plan, any Other Agreement or any Benefit Arrangement be deemed to be a Parachute Payment.
     SECTION 11
     Awards to Non-Employee Directors
11.1	The Committee shall grant each Non-Employee Director an Option on the first business day of each fiscal year of the Company, commencing with January 1, 2008, for 2,000 shares (subject to future adjustment pursuant to Section 6.3 and 6.4) if such Non-Employee Director is a Director on such date; provided, that the Committee may at any time and in its sole discretion, increase the size of the grant to be made to the Non-Employee Directors on or prior to each such date. Subject to Section 7.4 of this Plan and any Non-Employee Director’s Evidence of Award, the terms and exercise of each such Option shall be as set forth in this Section 11.1.
a.	Nothing contained in this Plan or any Evidence of Award shall be deemed to confer upon any Director any right to serve as a Director for any period of time or to continue at any rate of compensation. None of the Options awarded hereunder are intended to qualify as Incentive Stock Options pursuant to Section 422(b) of the Code.

b.	Unless the applicable Evidence of Award provides otherwise, the term of each Option granted to a Non-Employee Director under this Section 11.1 shall be for a fixed expiration date of the first to occur of (i) not later than ten years from the date such Option is granted or (ii) the first anniversary of the date the Director ceases to be a Director; provided, that to the extent required to comply with Rule 16b-3, no such Option shall be exercisable within the first six months of its term, unless death or Disability of the Non-Employee Director occurs during such period.

c.	The exercise price of shares issued pursuant to each Option granted to a Non-Employee Director shall be 100% of the Fair Market Value of the shares of Common Stock on the date such Option is granted. The shares of Common Stock subject to each such Option shall be exercisable in full or in installments of equal or unequal amount at such times as shall be determined by the Non-Employee Director from and after the grant date, subject to any termination provisions set forth in any Non-Employee Director’s Evidence of Award.

d.	An Option granted to a Non-Employee Director may be exercised for all or any portion of the Common Stock as to which it is exercisable, provided that no Partial Exercise of an Option shall be for less than 100 shares of Common Stock. The Partial Exercise of an Option shall not cause the expiration, termination or cancellation of the remaining unexercised portion thereof.

e.	An Option granted to a Non-Employee Director shall be exercised by delivering notice to the Company, directed to the attention of its Secretary. Such notice shall be accompanied by a copy of the applicable Evidence of Award and appropriate payment therefor, shall specify the number of shares of Common Stock with respect to which the Option is being exercised and shall be signed by the eligible Participant or other person then having the right to exercise the Option; provided, however, that any notice delivered regarding the exercise of an Option by someone other than the Participant must be accompanied by evidence sufficient to demonstrate that the exercising party is the legal holder of the Option and the transfer of the Option was accomplished in accordance with the Plan and the Evidence of Award applicable to the Option.

f.	Payment for Common Stock purchased upon the exercise of an Option granted to a Non-Employee Director shall be made on the effective date of such exercise by one or a combination of the following means:
1.	In cash or by personal check, certified check, bank cashier’s check or wire transfer.

2.	Subject to the approval of the Committee, in Common Stock owned by the Non-Employee Director for at least six months prior to the date of exercise and having an aggregate Fair Market Value on the business day immediately preceding the date of such exercise equal to the aggregate exercise price of the Option or Partial Option being exercised.

3.	Subject to the approval of the Committee, and, the extent permitted by law, any grant may provide for payment of the aggregate exercise price of an Option or Partial Option from the proceeds of sale through a bank or broker of some or all of the shares of Common Stock to which such exercise relates.

4.	Subject to the approval of the Committee, by such other method of payment as the Committee may from time to time authorize.
11.2	Notwithstanding Section 11.1, the Committee may, from time to time and upon such terms and conditions as it may determine, authorize the granting to Non-Employee Directors of Options, Stock Appreciation Rights or other awards contemplated by Section 10 or 12 of this Plan and may also authorize the grant or sale of shares of Common Stock or Restricted Stock to Non-Employee Directors. Subject to Section 7.5 of this Plan and the Evidence of Award for such Non-Employee Director, the terms of any such grant will be governed by the requirements contained in this Section 11.2. Each grant of such an Award to a Non-Employee Director will be upon such terms and conditions as approved by the Committee, will not be required to be subject to any minimum vesting period, and will be evidenced by an Evidence of Award in such form as will be approved by the Committee. Each grant will specify in the case of an Option an exercise price per share, and in the case of a Stock Appreciation Right, a grant price per share, which will not be less than the Fair Market Value on the date of grant. Each Option and Stock Appreciation Right granted under the Plan to a Non-Employee Director will expire not more than ten years from the Date of Grant and will be subject to earlier termination as hereinafter provided. If a Non-Employee Director subsequently becomes an employee of the Company or a Subsidiary or Affiliate while remaining a member of the Board, any award held under this Plan by such individual at the time of such commencement of employment will not be affected thereby.
     SECTION 12
     Other Awards
12.1	The Committee may, subject to limitations under applicable law, grant to any Participant such other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares of Common Stock or factors that may influence the value of such shares, including, without limitation, convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of Common Stock, purchase rights for shares of Common Stock, awards with value and payment contingent upon performance of the Company or specified Subsidiaries, affiliates or other business units thereof or any other factors designated by the Committee, and awards valued by reference to the book value of shares of Common Stock or the value of securities of, or the performance of specified Subsidiaries or affiliates or other business units of the Company. The Committee shall determine the terms and conditions of such awards. Shares of Common Stock delivered pursuant to an award in the nature of a purchase right granted under this Section 12 shall be purchased for such consideration, paid for at such time, by such methods, and in such forms, including, without limitation, shares of Common Stock, other awards, notes or other property, as the Committee shall determine.
12.2	The Committee may grant shares of Common Stock as a bonus, or may grant other awards in lieu of obligations of the Company, a Subsidiary or an Affiliate to pay cash or deliver other property under the Plan or under other plans or compensatory arrangements, subject to such terms as shall be determined by the Committee.
     SECTION 13
     Transfer of Awards; Designation of Beneficiary
13.1	Upon the death of a Participant, outstanding Awards granted to such Participant may be exercised only by the executor or administrator of the Participant’s estate or by a person who shall have acquired the right to such exercise by will or by the laws of descent and distribution. No transfer of an Award by will or the laws of descent and distribution shall be effective to bind the Company unless the Committee shall have been furnished with written notice thereof and with a copy of the will or such evidence as the Committee may deem necessary to establish the validity of the transfer and an agreement by the transferee to comply with all the terms and conditions of the Award that are or would have been applicable to the Participant and to be bound by the acknowledgments made by the Participant in connection with the grant of the Award.
13.2	Subject to any conditions as the Committee may prescribe, a Participant, except in the case of an Incentive Stock Option, may, upon providing written notice to the Secretary of the Company, (a) transfer an Award as required by a qualified domestic relations order, or (b) elect to transfer any or all Awards granted to such Participant pursuant to the Plan to members of his or her immediate family, including, but not limited to, children, grandchildren and spouse or to trusts for the benefit of such immediate family members or to partnerships in which such family members are the only partners; provided, however, that no such transfer by any Participant may (i) be made in exchange for consideration, or (ii) be made in a manner inconsistent with federal or state securities laws or any registration statement relating to the Award.
13.3	A Participant may file with the Committee a written designation of a beneficiary on such form as may be prescribed by the Committee and may, from time to time, amend or revoke such designation. If no designated beneficiary survives the Participant, the executor or administrator of the Participant’s estate shall be deemed to be the grantee’s beneficiary.

     SECTION 14
     Tax Withholding
14.1	To the extent that the Company is required to withhold federal, state, local or foreign taxes in connection with any payment made or benefit realized by a Participant or other person under this Plan, and the amounts available to the Company for such withholding are insufficient, it will be a condition to the receipt of such payment or the realization of such benefit that the Participant or such other person make arrangements satisfactory to the Company for payment of the balance of such taxes required to be withheld, which arrangements (in the discretion of the Committee) may include relinquishment of a portion of such benefit. If a Participant’s benefit is to be received in the form of shares of Common Stock, and such Participant fails to make arrangements for the payment of tax, the Company shall withhold such shares of Common Stock having a value equal to the amount required to be withheld. Notwithstanding the foregoing, when a Participant is required to pay the Company an amount required to be withheld under applicable income and employment tax laws, the Participant may elect to satisfy the obligation, in whole or in part, by electing to have withheld, from the shares required to be delivered to the Participant, shares of Common Stock having a value equal to the amount required to be withheld (except in the case of Restricted Stock where an election under Section 83(b) of the Code has been made), or by delivering to the Company other shares of Common Stock held by such Participant. The shares used for tax withholding will be valued at an amount equal to the Fair Market Value of such shares of Common Stock on the date such shares of Common Stock are withheld or delivered. In no event shall the Fair Market Value of the shares of Common Stock to be withheld and delivered pursuant to this Section to satisfy applicable withholding taxes in connection with the benefit exceed the minimum amount of taxes required to be withheld.
     SECTION 15
     Change in Control
15.1	Notwithstanding anything in this Plan to the contrary and except as may otherwise be provided in any Evidence of Award, upon the occurrence of a Change in Control, any Award carrying a right to exercise that was not previously exercisable and vested shall become fully exercisable and vested, and the restrictions and forfeiture conditions applicable to any Award granted under the Plan shall lapse and such Award shall be deemed fully vested. Notwithstanding anything in the Plan to the contrary, upon the occurrence of a Change in Control, the purchaser(s) of the Company’s assets or stock may, in his, her, or its discretion, deliver to the holder of an Award the same kind of consideration that is delivered to the stockholders of the Company as a result of such Change in Control, or the Board may cancel all outstanding Awards in exchange for consideration in cash or in kind as the Committee, in good faith, may determine to be equitable under the circumstances. The Board has final authority to determine the exact date on which a Change in Control has been deemed to have occurred.

15.2	Upon dissolution or liquidation of the Company, all Awards granted under this Plan shall terminate, but each holder of an Award shall have the right, immediately prior to such dissolution or liquidation, to exercise his or her Award to the extent then exercisable.
     SECTION 16
     Securities Matters
16.1	The Company shall be under no obligation to effect the registration pursuant to the Securities Act of any interests in the Plan or any Common Stock to be issued hereunder or to effect similar compliance under any state laws. Notwithstanding anything herein to the contrary, the Company shall not be obligated to cause to be issued or delivered any certificates evidencing Common Stock pursuant to the Plan unless and until the Company is advised by its counsel that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authority and the requirements of any securities exchange on which shares of Common Stock are traded. The Committee may require, as a condition of the issuance and delivery of certificates evidencing shares of Common Stock pursuant to the terms hereof, that the recipient of such shares of Common Stock make such agreements and representations, and that such certificates bear such legends, as the Committee, in its sole discretion, deems necessary or desirable.
16.2	The transfer of any shares of Common Stock hereunder shall be effective only at such time as counsel to the Company shall have determined that the issuance and delivery of such shares of Common Stock is in compliance with all applicable laws, regulations of governmental authority, the requirements of any securities exchange on which shares of Common Stock are traded. The Committee may, in its sole discretion, defer the effectiveness of any transfer of Common Stock hereunder in order to allow the issuance of such Common Stock to be made pursuant to registration or an exemption from registration or other methods for compliance available under federal or state securities laws. The Committee shall inform the Participant in writing of its decision to defer the effectiveness of a transfer. During the period of such deferral in connection with the exercise of an Award, the Participant may, by written notice, withdraw such exercise and obtain the refund of any amount paid with respect thereto.
16.3	During any time that the Company has a class of equity security registered under Section 12 of the Exchange Act, it is the intent of the Company that Awards granted pursuant to the Plan and the exercise of Awards granted pursuant to the Plan will qualify for the exemption provided by Rule 16b-3 under the Exchange Act. To the extent that any provision of the Plan or action by the Board does not comply with the requirements of Rule 16b-3, it shall be deemed inoperative with respect to Directors and officers of the Company subject to Section 16 of the Exchange Act to the extent permitted by law or deemed advisable by the Board, and shall not affect the validity of the Plan. In the event that Rule 16b-3 is revised or replaced, the Board may exercise its discretion to modify this Plan in any respect necessary to satisfy the requirements of, or to take advantage of any features of, the revised exemption or its replacement.

     SECTION 17
     Compliance with Section 409A of the Code
17.1	To the extent applicable, it is intended that this Plan and any grants made hereunder comply with the provisions of Section 409A of the Code. This Plan and any grants made hereunder shall be administrated in a manner consistent with this intent, and any provision that would cause this Plan or any grant made hereunder to fail to satisfy Section 409A of the Code shall have no force and effect until amended to comply with Section 409A of the Code (which amendment may be retroactive to the extent permitted by Section 409A of the Code and may be made by the Company without the consent of Participants). Any reference in this Plan to Section 409A of the Code will also include any proposed, temporary or final regulations, or any other guidance, promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service.
17.2	In order to determine for purposes of Section 409A of the Code whether a Participant is employed by a member of the Company’s controlled group of corporations under Section 414(b) of the Code (or by a member of a group of trades or businesses under common control with the Company under Section 414(c) of the Code) and, therefore, whether the shares of Common Stock that are or have been purchased by or awarded under this Plan to the Participant are shares of “service recipient” stock within the meaning of Section 409A of the Code:
a.	In applying Code Section 1563(a)(1), (2) and (3) for purposes of determining the Company’s controlled group under Section 414(b) of the Code, the language “at least 50 percent” is to be used instead of “at least 80 percent” each place it appears in Code Section 1563(a)(1), (2) and (3), and

b.	In applying Treasury Regulation Section 1.414(c)-2 for purposes of determining trades or businesses under common control with the Company for purposes of Section 414(c) of the Code, the language “at least 50 percent” is to be used instead of “at least 80 percent” each place it appears in Treasury Regulation Section 1.414(c)-2.
     SECTION 18
     Amendment or Termination
18.1	The Board may, at any time, revise or amend this Plan in whole or in part; provided, however, that stockholder approval shall be required if and to the extent the Board determines that such approval is appropriate for purposes of satisfying Section 162(m) or 422 of the Code or is otherwise required by law or applicable stock exchange requirements. The Board may, in its discretion, terminate the Plan at any time. Termination of the Plan will not affect the rights of Participants or their successors under any awards outstanding under the Plan and not exercised in full on the date of termination.

18.2	Awards may be granted under the Plan prior to the receipt of stockholder approval, but each such grant shall be subject in its entirety to such approval and no award may be exercised, vested or otherwise satisfied prior to the receipt of such approval. Nothing herein shall restrict the Committee’s ability to exercise its discretionary authority pursuant to Section 4, which discretion may be exercised without amendment to the Plan. No action hereunder may, without the consent of a Participant, reduce the Participant’s rights under any outstanding Award.
     SECTION 19
     General Provisions
19.1	No Awards may be exercised by a Participant if such exercise, and the receipt of cash or Common Stock thereunder, would be, in the opinion of counsel selected by the Company, contrary to law or the regulations of any duly constituted authority having jurisdiction over the Company or the Plan.
19.2	A bona fide leave of absence approved by an authorized officer of the Company shall not be considered interruption or termination of service of any Participant for any purposes of the Plan or Awards granted hereunder, except that no Awards may be granted to an Employee while he or she is on a bona fide leave of absence.
19.3	No person shall have any rights as a stockholder with respect to any shares of Common Stock covered by or relating to any Award until the date of issuance of a certificate with respect to such shares of Common Stock. Except as otherwise expressly provided in Section 6.3 or 6.4, no adjustment to any Award shall be made for dividends or other rights prior to the date such certificate is issued.
19.4	Nothing contained in the Plan or any Evidence of Award relating to an Award shall confer upon any Participant any right with respect to the continuation of employment by the Company or interfere in any way with the right of the Company, subject to the terms of any separate employment agreement to the contrary, at any time to terminate such employment or to increase or decrease the compensation of the Participant. No person shall have any claim or right to receive an Award hereunder. The Committee’s granting of an Award to a Participant at any time shall neither require the Committee to grant any other Award to such Participant or other person at any time or preclude the Committee from making subsequent grants to such Participant or any other person.
19.5	The Committee may condition the grant of any Award or combination of Awards authorized under the Plan on the surrender or deferral by the Participant of his or her right to receive a cash bonus or other compensation otherwise payable by the Company or a Subsidiary or Affiliate to the Participant.
19.6	In addition to the remedies of the Company elsewhere provided for herein, failure by a Participant (or beneficiary) to comply with any of the terms and conditions of the Plan or the applicable Evidence of Award, unless such failure is remedied by such Participant (or beneficiary) within 10 calendar days after notice of such failure by the Company, shall be grounds for the cancellation and forfeiture of such Award, in whole or in part, as the Committee, in its absolute discretion, may determine.
19.7	Any Evidence of Award relating to an Award may provide that the Award, or any Common Stock issued upon exercise of the Award, may be subject to such restrictions, including, without limitation, restrictions as to transferability and restrictions constituting substantial risks of forfeiture, as the Committee may determine at the time such Award is granted.
19.8	The validity and construction of the Plan and any Awards granted hereunder shall be governed by the laws of the State of Nevada, other than any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Plan and any Award granted hereunder to the substantive laws of any other jurisdiction.
19.9	If any provision of the Plan is or becomes invalid, illegal or unenforceable in any jurisdiction, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended or limited in scope to conform to applicable laws or, in the discretion of the Committee, it shall be stricken and the remainder of the Plan shall remain in full force and effect.
19.10	Neither the adoption of this Plan nor the submission of this Plan to the stockholders of the Company for approval shall be construed as creating any limitations upon the right and authority of the Board to adopt such other incentive compensation arrangements as the Board in its discretion determines desirable, including, without limitation, the granting of stock options otherwise than under this Plan.
     SECTION 20
     Plan Termination
20.1	No Award may be granted under the Plan on or after ___, 2017, but Awards previously granted may be exercised in accordance with their terms.

ANNEX I
NEVADA DISSENTERS’ RIGHTS STATUTES
NRS 92A.300. Definitions. As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections. (Added to NRS by 1995, 2086)
NRS 92A.305. “Beneficial stockholder” defined. “Beneficial stockholder” means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record. (Added to NRS by 1995, 2087)
NRS 92A.310. “Corporate action” defined. “Corporate action” means the action of a domestic corporation. (Added to NRS by 1995, 2087)
NRS 92A.315. “Dissenter” defined. “Dissenter” means a stockholder who is entitled to dissent from a domestic corporation’s action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive. (Added to NRS by 1995, 2087; A 1999, 1631)
NRS 92A.320 “Fair value” defined. “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which he objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. (Added to NRS by 1995, 2087)
NRS 92A.325. “Stockholder” defined. “Stockholder” means a stockholder of record or a beneficial stockholder of a domestic corporation. (Added to NRS by 1995, 2087)
NRS 92A.330. “Stockholder of record” defined. “Stockholder of record” means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee’s certificate on file with the domestic corporation. (Added to NRS by 1995, 2087)
NRS 92A.335. “Subject corporation” defined. “Subject corporation” means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter’s rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective. (Added to NRS by 1995, 2087)
NRS 92A.340. Computation of interest. Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the average rate currently paid by the entity on its principal bank loans or, if it has no bank loans, at a rate that is fair and equitable under all of the circumstances. (Added to NRS by 1995, 2087)
NRS 92A.350. Rights of dissenting partner of domestic limited partnership. A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity. (Added to NRS by 1995, 2088)
NRS 92A.360. Rights of dissenting member of domestic limited-liability company. The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity. (Added to NRS by 1995, 2088)
NRS 92A.370. Rights of dissenting member of domestic nonprofit corporation.
(1)	Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before his resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.
(2)	Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1. (Added to NRS by 1995, 2088)
NRS 92A.380. Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.
1.	Except as otherwise provided in NRS 92A.370 and 92A.390, any stockholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of any of the following corporate actions:
(a)	Consummation of a conversion or plan of merger to which the domestic corporation is a constituent entity:
(1)	If approval by the stockholders is required for the conversion or merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation, regardless of whether the stockholder is entitled to vote on the conversion or plan of merger; or

(2)	If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180.
(b)	Consummation of a plan of exchange to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be acquired, if his shares are to be acquired in the plan of exchange.

(c)	Any corporate action taken pursuant to a vote of the stockholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

(d)	Any corporate action not described in paragraph (a), (b) or (c) that will result in the stockholder receiving money or scrip instead of fractional shares.
2.	A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to him or the domestic corporation. (Added to NRS by 1995, 2087; A 2001, 1414, 3199; 2003, 3189; 2005, 2204)
NRS 92A.390. Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger.
1.	There is no right of dissent with respect to a plan of merger or exchange in favor of stockholders of any class or series which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting at which the plan of merger or exchange is to be acted on, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held by at least 2,000 stockholders of record, unless:
(a)	The articles of incorporation of the corporation issuing the shares provide otherwise; or

(b)	The holders of the class or series are required under the plan of merger or exchange to accept for the shares anything except:
(1)	Cash, owner’s interests or owner’s interests and cash in lieu of fractional owner’s interests of:
(I)	The surviving or acquiring entity; or

(II)	Any other entity which, at the effective date of the plan of merger or exchange, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held of record by a least 2,000 holders of owner’s interests of record; or
(2)	A combination of cash and owner’s interests of the kind described in sub-subparagraphs (I) and (II) of subparagraph (1) of paragraph (b).
2.	There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130. (Added to NRS by 1995, 2088)
NRS 92A.400. Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.
1.	A stockholder of record may assert dissenter’s rights as to fewer than all of the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf he asserts dissenter’s rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different stockholders.

2.	A beneficial stockholder may assert dissenter’s rights as to shares held on his behalf only if:
(a) He submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter’s rights; and
(b) He does so with respect to all shares of which he is the beneficial stockholder or over which he has power to direct the vote. (Added to NRS by 1995, 2089)
NRS 92A.410. Notification of stockholders regarding right of dissent.
1.	If a proposed corporate action creating dissenters’ rights is submitted to a vote at a stockholders’ meeting, the notice of the meeting must state that stockholders are or may be entitled to assert dissenters’ rights under NRS 92A.300 to 92A.500, inclusive, and be accompanied by a copy of those sections.

2.	If the corporate action creating dissenters’ rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenters’ rights that the action was taken and send them the dissenter’s notice described in NRS 92A.430. (Added to NRS by 1995, 2089; A 1997, 730)
NRS 92A.420. Prerequisites to demand for payment for shares.
1.	If a proposed corporate action creating dissenters’ rights is submitted to a vote at a stockholders’ meeting, a stockholder who wishes to assert dissenter’s rights:
(a)	Must deliver to the subject corporation, before the vote is taken, written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

(b)	Must not vote his shares in favor of the proposed action.

2.	If a proposed corporate action creating dissenters’ rights is taken by written consent of the stockholders, a stockholder who wishes to assert dissenters’ rights must not consent to or approve the proposed corporate action.

3.	A stockholder who does not satisfy the requirements of subsection 1 or 2 and NRS 92A.400 is not entitled to payment for his shares under this chapter. (Added to NRS by 1995, 2089; A 1999, 1631; 2005, 2204)
NRS 92A.430. Dissenter’s notice: Delivery to stockholders entitled to assert rights; contents.
1.	The subject corporation shall deliver a written dissenter’s notice to all stockholders entitled to assert dissenters’ rights.

2.	The dissenter’s notice must be sent no later than 10 days after the effectuation of the corporate action, and must:
(a)	State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

(b)	Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

(c)	Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter’s rights certify whether or not he acquired beneficial ownership of the shares before that date;

(d)	Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered; and

(e)	Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive. (Added to NRS by 1995, 2089; A 2005, 2205)
NRS 92A.440. Demand for payment and deposit of certificates; retention of rights of stockholder.
1.	A stockholder to whom a dissenter’s notice is sent must:
(a)	Demand payment;

(b)	Certify whether he or the beneficial owner on whose behalf he is dissenting, as the case may be, acquired beneficial ownership of the shares before the date required to be set forth in the dissenter’s notice for this certification; and

(c)	Deposit his certificates, if any, in accordance with the terms of the notice.
2.	The stockholder who demands payment and deposits his certificates, if any, before the proposed corporate action is taken retains all other rights of a stockholder until those rights are cancelled or modified by the taking of the proposed corporate action.
3.	The stockholder who does not demand payment or deposit his certificates where required, each by the date set forth in the dissenter’s notice, is not entitled to payment for his shares under this chapter. (Added to NRS by 1995, 2090; A 1997, 730; 2003, 3189)
NRS 92A.450. Uncertificated shares: Authority to restrict transfer after demand for payment; retention of rights of stockholder.
1.	The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

2.	The person for whom dissenter’s rights are asserted as to shares not represented by a certificate retains all other rights of a stockholder until those rights are cancelled or modified by the taking of the proposed corporate action. (Added to NRS by 1995, 2090)
NRS 92A.460. Payment for shares: General requirements.
1.	Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment, the subject corporation shall pay each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:
(a)	Of the county where the corporation’s registered office is located; or

(b)	At the election of any dissenter residing or having its registered office in this State, of the county where the dissenter resides or has its registered office. The court shall dispose of the complaint promptly.
2.	The payment must be accompanied by:
(a)	The subject corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders’ equity for that year and the latest available interim financial statements, if any;

(b)	A statement of the subject corporation’s estimate of the fair value of the shares;

(c)	An explanation of how the interest was calculated;

(d)	A statement of the dissenter’s rights to demand payment under NRS 92A.480; and

(e)	A copy of NRS 92A.300 to 92A.500, inclusive. (Added to NRS by 1995, 2090)
NRS 92A.470. Payment for shares: Shares acquired on or after date of dissenter’s notice.
1.	A subject corporation may elect to withhold payment from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenter’s notice as the date of the first announcement to the news media or to the stockholders of the terms of the proposed action.

2.	To the extent the subject corporation elects to withhold payment, after taking the proposed action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The subject corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenters’ right to demand payment pursuant to NRS 92A.480. (Added to NRS by 1995, 2091)
NRS 92A.480. Dissenter’s estimate of fair value: Notification of subject corporation; demand for payment of estimate.
1.	A dissenter may notify the subject corporation in writing of his own estimate of the fair value of his shares and the amount of interest due, and demand payment of his estimate, less any payment pursuant to NRS 92A.460, or reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his shares and interest due, if he believes that the amount paid pursuant to NRS 92A.460 or offered pursuant to NRS 92A.470 is less than the fair value of his shares or that the interest due is incorrectly calculated.

2.	A dissenter waives his right to demand payment pursuant to this section unless he notifies the subject corporation of his demand in writing within 30 days after the subject corporation made or offered payment for his shares. (Added to NRS by 1995, 2091)

NRS 92A.490. Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter.
1.	If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

2.	A subject corporation shall commence the proceeding in the district court of the county where its registered office is located. If the subject corporation is a foreign entity without a resident agent in the State, it shall commence the proceeding in the county where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign entity was located.

3.	The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

4.	The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

5.	Each dissenter who is made a party to the proceeding is entitled to a judgment:
(a)	For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the subject corporation; or

(b)	For the fair value, plus accrued interest, of his after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470. (Added to NRS by 1995, 2091)
NRS 92A.500. Legal proceeding to determine fair value: Assessment of costs and fees.
1.	The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

2.	The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:
(a)	Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

(b)	Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.
3.	If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

4.	In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.
5.	This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P. 68 or NRS 17.115. (Added to NRS by 1995, 2092)

FORM OF PROXY
MEETING OF STOCKHOLDERS OF TARRAGON CORPORATION [___], 2007 PROXY VOTING INSTRUCTIONS MAIL: Date, sign and mail your proxy card in the envelope provided as soon as possible. -OR- TELEPHONE: Call toll-free 1-800-PROXIES (1-800-776-9437) from any touch-tone telephone and follow the instructions. Have your proxy card available when you call. -OR- INTERNET: Go to http://www.voteproxy.com and follow the on-screen instructions. Have your proxy card available when you access the website. COMPANY NUMBER ACCOUNT NUMBER You may enter your voting instructions at 1-800-PROXIES or at http://www.voteproxy.com up until 11:59 PM Eastern Time on [___], 2007, the day before the meeting date. If you vote by telephone or by Internet, you do not need to return your proxy card. ? Please detach along the perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. ? THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE DISTRIBUTION, THE CHARTER AMENDMENT AND REVERSE STOCK SPLIT, THE TARRAGON HOMES OMNIBUS PLAN AND THE SAGE OMNIBUS PLAN. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒ FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN 1. Approval of the Distribution. 2. Approval of To approve a the Charter special dividend Amendment and payable to the Reverse Stock holders of the Split. To approve outstanding shares an amendment to of Tarragon common Tarragon’s articles stock, consisting of incorporation of all of the to, immediately outstanding shares following the of Tarragon Homes distribution, common stock, a change the name of wholly owned Tarragon to “Sage subsidiary of Residential, Inc.” Tarragon, on a pro and effect a rata basis, to be reverse stock split completed in of Sage common accordance with the stock, whereby terms of a [___] shares of distribution Sage common stock agreement entered would be combined into between and converted into Tarragon and one share of Sage Tarragon Homes. ☐ ☐ ☐ common stock. ☐ ☐ ☐ 3. Adoption of ☐ ☐ ☐ the Tarragon Homes Omnibus Plan. To adopt the Tarragon Homes Corporation Omnibus Plan, to be effective immediately following the distribution. 4. Adoption of the Sage New Omnibus Plan. To adopt the Sage Residential, Inc. To change the address on your account, please Omnibus Plan, to be check the box at the right and indicate your new effective address in the address space above. Please note immediately that changes to the registered name(s) on the following the account may not be submitted via this method. ☐ distribution. ☐ ☐ ☐ Signature of Stockholder Date Signature of Stockholder Date Note: Please sign exactly as your name(s) appear(s) on this Proxy Card. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please have an authorized person sign in the name of the partnership.

PROXY
TARRAGON CORPORATION
MEETING OF STOCKHOLDERS TO BE HELD ON                     , 2007
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
     The undersigned stockholder of TARRAGON CORPORATION hereby appoints WILLIAM S. FRIEDMAN and CARL B. WEISBROD, each with full power of substitution, as attorneys and proxies to vote all shares of Common Stock, par value $0.01 per share, of TARRAGON CORPORATION that the undersigned is entitled to vote at the Meeting of Stockholders to be held on                     , 2007 at         , New York City time, at the executive offices of Tarragon Corporation located at 423 West 55th Street, 12th Floor, New York, New York 10019, or any adjournment(s) thereof, with all powers the undersigned would possess if personally present, as indicated below, for the transaction of such other business as may properly come before said meeting or any adjournment(s) thereof, all as set forth in the                     , 2007 Proxy Statement for said meeting:
     THIS PROXY WILL BE VOTED AS DIRECTED BUT IF NO DIRECTION IS INDICATED, IT WILL BE VOTED FOR THE APPROVAL OF THE DISTRIBUTION, FOR THE APPROVAL OF THE CHARTER AMENDMENT AND REVERSE STOCK SPLIT, FOR THE ADOPTION OF THE INCENTIVE PLANS, AND ON OTHER MATTERS THAT MAY COME BEFORE SAID MEETING, THIS PROXY WILL BE VOTED IN THE DISCRETION OF THE ABOVE-NAMED PERSONS.

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